As filed with the Securities and Exchange Commission on July 31, 2006

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-4

REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933

Intelsat Intermediate Holding Company, Ltd.

(Exact Name of Registrant as Specified in Its Charter)

Bermuda	4899	98-0473858
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Wellesley House North, 2nd Floor, 90 Pitts Bay Road, Pembroke HM 08, Bermuda

(441) 294-1650

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Intelsat, Ltd.

(Exact Name of Registrant as Specified in Its Charter)

Bermuda	4899	98-0346003
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Wellesley House North, 2nd Floor, 90 Pitts Bay Road, Pembroke HM 08, Bermuda

(441) 294-1650

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Intelsat (Bermuda), Ltd.

(Exact Name of Registrant as Specified in Its Charter)

Bermuda	4899	98-0348066
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Wellesley House North, 2nd Floor, 90 Pitts Bay Road, Pembroke HM 08, Bermuda

(441) 294-1650

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Phillip L. Spector, Esq.

Executive Vice President and General Counsel

Intelsat, Ltd.

Wellesley House North, 2nd Floor

90 Pitts Bay Road

Pembroke HM 08, Bermuda

(441) 294-1650

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:

Arnold B. Peinado, III, Esq.

Milbank, Tweed, Hadley & McCloy LLP

1 Chase Manhattan Plaza

New York, New York 10005

(212) 530-5000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities To Be Registered	Amount To Be Registered	Proposed Maximum Offering Price Per Unit (1)	Proposed Maximum Aggregate Offering Price (1)	Amount of Registration Fee
9 1/4% Senior Discount Notes due 2015	$478,700,000	100%	$478,700,000	$51,221
Guarantees of 9 1/4% Senior Discount Notes due 2005	$478,700,000	100%	$478,700,000	(2)

(1)	Estimated solely for purposes of calculating the amount of the registration fee in accordance with Rule 457(a) under the Securities Act of 1933, as amended.
(2)	No additional registration fee is due for guarantees pursuant to Rule 457(n) under the Securities Act of 1933.

The Registrants hereby amend this registration statement on such date or dates as may be necessary to delay its effective date until the Registrants shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to such Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JULY 31, 2006

PROSPECTUS

Exchange Offer for

9 1/4% Senior Discount Notes due 2015

This is an offer to exchange any 9 1/4% Senior Discount Notes due 2015 that you now hold for newly issued 9 1/4% Senior Discount Notes due 2015. This offer will expire at 5:00 p.m. New York City time on            , 2006, unless we extend the offer. You must tender your original notes by this deadline in order to receive the new notes. We do not currently intend to extend the expiration date.

The original notes were issued by Intelsat (Bermuda), Ltd. Recently, Intelsat (Bermuda), Ltd. transferred substantially all its assets to its wholly-owned subsidiary, Intelsat Intermediate Holding Company, Ltd. , and Intelsat Intermediate Holding Company, Ltd. assumed substantially all its obligations, including its obligations in respect of the original notes. Accordingly, Intelsat Intermediate Holding Company, Ltd. is currently an obligor on the original notes and will be issuing any new notes issued in exchange therefor pursuant to this exchange offer. Intelsat, Ltd. is a co-obligor on the original notes, and will be a co-obligor on the exchange notes.

The exchange of outstanding original notes for exchange notes in the exchange offer should not constitute a taxable event for U.S. federal income tax purposes. The terms of the exchange notes to be issued in the exchange offer are substantially identical to the original notes, except that the exchange notes will be freely tradeable and will not benefit from the registration and related rights pursuant to which we are conducting this exchange offer. All untendered original notes will continue to be subject to the restrictions on transfer set forth in the original notes and in the applicable indenture.

There is no existing public market for your original notes, and there is currently no public market for the new notes to be issued to you in the exchange offer.

See “ Risk Factors” beginning on page 32 for a description of the business and financial risks associated with the new notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is                     , 2006.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with additional or different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are offering to exchange the notes only in jurisdictions where these offers and exchanges are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus.

Consent under the Exchange Control Act 1972 of Bermuda, as amended, and its related regulations has been given by the Bermuda Monetary Authority for the issue and transfer of the new notes between non-residents of Bermuda. Prior to this offering, we intend, if required, to file this prospectus with the Registrar of Companies in Bermuda in accordance with Bermuda law. In granting such consent and in accepting this prospectus for filing, neither the Bermuda Monetary Authority nor the Registrar of Companies in Bermuda accepts any responsibility for our financial soundness or performance or any default of our business, or for the correctness of any of the statements made or opinions expressed in this prospectus or the registration statement of which this prospectus forms a part.

The 9 1/4% Senior Discount Notes due 2015 are referred to as the notes. Unless we indicate differently, when we use the term “notes” or “new notes,” we mean the new notes that we will issue to you if you exchange your original notes. However, unless we indicate differently, references to “notes” for periods prior to the exchange of the original notes for new notes means the original notes.

PROSPECTUS SUMMARY

Intelsat Intermediate Holding Company, Ltd. will be an obligor under the notes offered hereby and Intelsat, Ltd. will be a co-obligor. You should read the following summary together with the more detailed information and financial statements and their notes included elsewhere in this prospectus. Investing in the notes involves significant risks, as described in the “Risk Factors” section. Unless otherwise indicated, or the context otherwise requires, financial information identified in this prospectus as pro forma gives effect to the consummation of the Transactions, as defined below in “—The Transactions,” in the manner described under “Unaudited Pro Forma Condensed Consolidated Financial Information.” The calculations presented in this prospectus of pro forma revenue for the last twelve months, or LTM, period ended March 31, 2006 have been obtained by subtracting the pro forma data for the three months ended March 31, 2005 from the pro forma data for the year ended December 31, 2005 and then adding the pro forma data for the three months ended March 31, 2006. In this prospectus, unless otherwise indicated or the context otherwise requires, all references to (1) the terms “we,” “us,” and “our” refer to Intelsat, Ltd.’s predecessor, the International Telecommunications Satellite Organization, which we refer to as the IGO, with respect to periods prior to July 18, 2001 and otherwise to Intelsat, Ltd. and its currently existing subsidiaries on a consolidated basis, (2) the term “Prior Intelsat” refers to Intelsat, Ltd. and its subsidiaries on a consolidated basis prior to giving effect to the Transactions, (3) the term “Intelsat Bermuda” refers to Intelsat (Bermuda), Ltd., Intelsat, Ltd’s direct wholly owned subsidiary (4) the term “Intermediate Holdco” refers to Intelsat Intermediate Holding Company, Ltd., Intelsat Bermuda’s direct wholly owned subsidiary and an obligor of the notes offered for exchange hereby, (5) the term “Intelsat Sub Holdco” refers to Intelsat Subsidiary Holding Company, Ltd., Intermediate Holdco’s wholly owned subsidiary and the obligor of the senior secured credit facilities and the acquisition finance notes, as defined below in “—The Transactions,” (6) the term “Intelsat Holdings” refers to our parent, Intelsat Holdings, Ltd. (formerly Zeus Holdings Limited) (7) the term “PanAmSat Holdco” refers to Intelsat Holding Corporation, formerly known as PanAmSat Holding Corporation, (8) the term “PanAmSat Opco” refers to Intelsat Corporation, formerly known as PanAmSat Corporation, and (9) the term “PanAmSat Acquisition Transactions” means our acquisition of PanAmSat Holdco and the related transactions discussed in this Prospectus Summary. We refer to our purchase of the North American satellites and related customer contracts and other assets from Loral Space & Communications Corporation and certain of its affiliates in March 2004 as the Intelsat Americas Transaction and to the satellites that we acquired as the Intelsat Americas, or IA, satellites. We refer to the satellites that we owned prior to the closing of the Intelsat Americas Transaction as the IS satellites. In this prospectus, unless the context otherwise requires, all references to transponder capacity or demand refer to transponder capacity or demand in the C-band and Ku-band only.

Our Company

We are the largest provider of fixed satellite services worldwide and a leading provider of these services to each of the media, network services and telecom and government customer sectors. We have a global fleet of 51 satellites and eight teleports and terrestrial facilities. We supply video, data and voice connectivity in over 200 countries and territories for over 1,800 customers, many of which we have had relationships with for over 30 years. Our business is diversified by service offering, customer group, satellite and geography, which reduces our market and operating risk. Our broad customer base accesses our capacity through our extensive service offerings, which include leased services, channel services and hybrid managed solutions combining satellite capacity and terrestrial facilities. Our customers include some of the world’s leading media and communications companies, multinational corporations, Internet service providers and government/military organizations. We operate in an attractive, well-developed sector of the satellite communications industry, which is benefiting from increasing demand for fixed satellite services capacity from both private industry and governments. The fixed satellite services, or FSS, sector is characterized by steady and predictable contracted revenue streams, high operating margins, strong free cash flows and long-term contractual commitments. As of March 31, 2006, our revenue backlog, which is based on long-term customer commitments of up to 15 years, was approximately $8.3 billion on a pro forma combined basis, approximately 98% of which relates to contracts that are non-cancelable or cancelable only upon payment of substantial termination fees.

We have the largest, most flexible and one of the most reliable satellite fleets in the world, covering over 99% of the world’s population. We plan to maintain our combined fleet with a fully integrated satellite operations protocol which features two operations centers connected by redundant fiber resulting in a robust monitor and control system that we believe is unrivaled in our industry. The ground facilities used to monitor and control our satellites are complemented by a terrestrial network of teleports, points of presence and leased fiber links. Given the size and configuration of our fleet, we believe we have redundancy superior to other FSS operators as well as the ability to optimize capacity over our fleet replacement cycle, which should result in capital expense savings as retiring satellites will not necessarily need replacement on a one-for-one basis. Many of our satellites in orbital locations outside North America have steerable beams that can be reconfigured to provide different areas of coverage, and these satellites can be relocated to other orbital locations. The flexibility of our fleet allows us to respond quickly to changes in market conditions and customer demand in order to maximize our revenue and profitability.

The global FSS sector generated revenue of approximately $7.0 billion in 2005 according to Euroconsult. There are multiple growth areas that we believe will drive the continued expansion of the FSS industry. Primary examples include the increased transmission of high definition television, or HDTV, signals, which require greater transmission capacity than standard definition signals, and the growing use by governments of commercial satellite capacity for civilian and military applications. Also, the demand for the large, cost-effective private corporate networks made possible through the combination of our satellite fleet’s broad geographic coverage and the use of small, low-cost terrestrial satellite terminals, commonly referred to as VSATs (very small aperture terminals), is expected to be a source of growth, especially in international markets where terrestrial networks are not well developed. Efforts by consumer communications companies to combine video services and telephony into a single platform, wired or mobile, should also benefit the FSS industry through increased requirements for the broadcast of video services to new and developing networks. In addition, the combination of our satellites and terrestrial facilities enables us to provide managed solutions to our customers, an area which has experienced rapid growth over the last several years, and which we believe will continue to offer growth opportunities within the industry. In total, C and Ku-band transponder lease revenue in the FSS sector is expected to grow at a compound annual growth rate, or CAGR, of 2.9% from 2005 to 2010 according to Northern Sky Research.

The PanAmSat Acquisition

On August 28, 2005, Intelsat Bermuda, PanAmSat Holdco and Proton Acquisition Corporation, a wholly owned subsidiary of Intelsat Bermuda, signed a definitive merger agreement pursuant to which Intelsat Bermuda acquired all of the outstanding equity interests in PanAmSat Holdco for $25 per common share in cash, or approximately $3.2 billion in the aggregate (plus a pro rata share of undeclared regular quarterly dividends). Upon completion of the PanAmSat Acquisition Transactions on July 3, 2006, PanAmSat Holdco and Intelsat Sub Holdco became separate direct or indirect wholly owned subsidiaries of Intelsat Bermuda. As part of this transaction, approximately $3.2 billion in existing debt of PanAmSat Holdco and its subsidiaries was either refinanced or remains outstanding. Concurrently with the PanAmSat Acquisition Transactions, Intelsat General Corporation, the entity that operates Prior Intelsat’s government services business, purchased the government services business of PanAmSat. See “—The Transactions—The PanAmSat Acquisition Transactions,” “—The Transactions—The Government Business Merger,” for more information concerning the acquisition of PanAmSat.

As the largest FSS operator in the world, we expect the combination of Prior Intelsat and PanAmSat to benefit from many FSS industry growth opportunities, such as standard and high definition video distribution and provision of data applications primarily for corporate and broadband data networks. Prior Intelsat and PanAmSat had complementary customer bases, regional and customer sector market strengths, orbital locations and management. We believe the newly combined operations and assets of our company will allow us to expand and improve our service capabilities for existing and new customers. We also believe that the combination will provide the opportunity to generate increased cash flow and profitability as a result of significant operating and capital expense savings. We plan to attain these cost savings by fully integrating PanAmSat’s operations and assets, enabling us to eliminate redundant staff and to rationalize our satellite fleet and ground infrastructure.

Our combined satellite fleet offers increased capacity for expanded services. For example, cable operators require fully protected services, which necessitates that operators maintain redundant capacity. This type of service has been in short supply over North America, but our combined fleet will enable us to expand the amount of capacity available for this level of service. Additionally, incremental backup capacity from PanAmSat’s satellite fleet will allow us to increase fill rates on our satellites as our business grows, as well as enable us to serve broader geographies where there is additional demand.

Our Customer Sectors

We provide satellite capacity and related communications services for the transmission of video, data and voice connectivity. Our services are provided to three primary sectors: media, network services and telecom, and government.

Media—38% of our pro forma revenue for the LTM period ended March 31, 2006

We are the largest and most comprehensive provider of FSS services to the media sector, based on the number of transponders contracted, with over 300 media customers worldwide, including Time Warner, Viacom and The Walt Disney Company. According to Northern Sky Research, video applications currently use more FSS capacity than any other application, representing approximately 61% of total global C and Ku-band FSS transponder demand in 2004, and are expected to grow at a CAGR of 4.1% from 2005 to 2010. We currently offer three primary types of services to our media customers: video distribution, direct-to-home and video contribution.

Video distribution services of high definition and standard content involve the transmission of entertainment, news, sports, and educational programming to content providers. Through our direct-to-home, or DTH, services, we transmit television channels for household reception, and through our video contribution services we offer either the full-time or short-term transmission of news, sports and other video programming from various locations to a central video production studio.

Network Services and Telecom—46% of our pro forma revenue for the LTM period ended March 31, 2006

We are the largest provider of satellite capacity for corporate data and voice applications in the world, offering satellite capacity and managed solutions to telecommunications carriers, Internet service providers, or ISPs, and multinational corporations to support data and voice applications. We believe that the demand for satellite capacity for certain data and voice applications will continue to grow. For example, according to Northern Sky Research, demand for C and Ku-band FSS services for enterprise and small and medium size enterprise broadband VSATs, which are often used to support private corporate networks, is expected to grow at a CAGR of 9.2% between 2005 and 2010. Additional growth opportunities are driven by the proliferation of wireless services worldwide, which has created increased satellite demand for cellular backhaul and network extensions in developing regions due to unreliable or non-existent terrestrial infrastructure.

We are a leading provider of managed solutions, and Prior Intelsat’s revenue from these services increased from $8 million in 2002 to $111 million in 2005. Because of our strength in voice and data services, established customer relationships and extensive satellite and terrestrial network, we expect to benefit as customers increasingly look for more integrated services to meet their communications needs.

Government—15% of our pro forma revenue for the LTM period ended March 31, 2006

We believe we are the largest provider of commercial satellite services to the government sector. We provide satellite capacity for video, data and voice connectivity, managed solutions and hardware and related services to various government and military entities and related commercial customers in North America and Europe. We offer technical and field services to customers that require turn-key solutions for satellite-enabled applications. In addition, we resell mobile satellite services and other fixed satellite services to provide a “one-source” solution for our customers. Our customers include the U.S. government and its defense and civilian agencies, other NATO members and commercial entities serving this sector. According to Northern Sky Research, government and military demand for capacity on commercial FSS satellites is expected to grow at a CAGR of 7.8% between 2005 and 2010. Our service reliability, reputation for technical excellence and ability to reconfigure our fleet allow us to address the growing demand for government satellite coverage and provide mission-critical communications capabilities.

Our Strengths

Our business is characterized by the following key strengths:

Leading FSS Position in Growing Regional Markets and Customer Sectors

We are the largest FSS provider and, based on number of transponders contracted, we hold the leading position in each of our customer sectors. As a result of our scale and leadership position, we expect to benefit from the following key growth areas in our business:

•	North American Video: We are a leading transmission platform for the distribution of video programming to cable systems in North America. Through a combination of our long-standing customer relationships, key North American orbital slots, leading “anchor tenant” cable channels and reception of our signals by approximately 8,700 qualified cable head-ends, we have been successful in creating “cable neighborhoods.” These cable neighborhoods are a powerful tool in attracting and retaining customers because ground infrastructure is specifically designed to receive information from our satellites, making switching costs significant.

•	High definition television: We believe that we carry more HDTV channels than any other FSS operator. We intend to utilize our position and well situated capacity to better serve the rapidly growing high definition demand in the cable and broadcast arcs. The number of HDTV channels distributed to broadcasters and cable communities worldwide by FSS operators is forecasted to increase from 64 to 344 channels between 2005 and 2010, according to Northern Sky Research.

•	Direct-to-Home (DTH) providers: We are a leading provider of FSS capacity for global DTH services. In many international markets, DTH platform operators rely upon FSS capacity in order to deliver their programming services to their subscribers. We believe that greater demand for satellite capacity may be required from U.S. DTH providers as a result of increased HDTV demand and increased local and ethnic programming. These services may consume bandwidth beyond that which is currently available to DTH operators and might cause them to rely more heavily on outsourced fixed satellite services. According to Northern Sky Research, the demand for C and Ku-band FSS capacity used for DTH services is expected to grow at a CAGR of approximately 5.9% between 2005 and 2010.

•	Data and telecommunications services: We are the leading provider of FSS capacity for satellite voice and data services worldwide. As the world’s first satellite company, we have relationships with virtually every incumbent telecom operator in every country in the world. Our leading position with telecommunications and data networking customers has positioned us to benefit from a number of recent trends, including the growth in wireless networks, which has resulted in increased demand for capacity to be used for cellular backhaul requirements, and the recent growth of voice over Internet protocol, or VoIP, which has resulted in increased demand for Internet trunking services in developing regions.

•	Government/military: We believe we are the largest FSS provider of commercial satellite services to the government sector, providing satellite capacity, managed solutions and turn-key services to our customers. Due to the U.S. military’s focus on technological advancement and a growing government need for satellite capacity for domestic uses, including disaster recovery, capacity demand for this sector is forecasted to grow at a CAGR of 7.8% between 2005 and 2010, according to Northern Sky Research. We also expect a growing demand for the use of satellite-based solutions in disaster relief preparedness.

Stable and Diverse Revenue Generation

Our revenue and backlog are diversified among service sectors, geographic regions, satellites and customers. No single satellite generated more than 4.7% of our pro forma revenue and no single customer accounted for more than 4.4% of our pro forma revenue during the twelve months ended March 31, 2006. The diversity of our revenue base enables us to capitalize on changing market conditions and mitigates the impact of fluctuations in any specific service sector or geographic region and difficulties that any one customer may experience. The redundancy in our fleet also reduces the financial impact of satellite failures and protects against service interruption.

We believe our substantial backlog provides both significant near-term revenue visibility as well as a reliable stream of future revenues. As of March 31, 2006, our revenue backlog was approximately $8.3 billion on a pro forma combined basis, approximately 98% of which relates to contracts that are non-cancelable or cancelable only upon payment of substantial termination fees. By service sector and region, our backlog as of March 31, 2006 was as follows:

Note:	Backlog data is calculated as of March 31, 2006 on a combined basis for Prior Intelsat and PanAmSat. Regional designation for backlog is based on customer billing addresses.

Significant Free Cash Flow Generation

We believe that our strong operating profits, modest capital expenditure profile and the cost saving opportunities resulting from the acquisition of PanAmSat will enable us to generate significant free cash flow. The FSS sector requires sizable investment to develop and launch satellites. However, once satellites are operational, costs do not vary significantly, creating operating leverage which can lead to high margins and strong free cash flow.

We have invested significantly in our fleet since 2001 and the average fill rate and remaining service life of our 45 station-kept satellites as of March 31, 2006 were approximately 66% and 9.5 years, respectively. As a result, we have the ability to add incremental customers and revenue without significant increases in satellite investment or costs of operations. Over time, we intend to consolidate the number of orbital locations required to serve our customers and we expect future capital allocation decisions will focus on the prudent selection of the number, size and characteristics of new satellites to be launched. Because of our disciplined approach towards fleet renewal, we expect that the capital expense needed to fund future replacement cycles will be significantly lower than the combined total of the prior replacement cycles of Prior Intelsat and PanAmSat. Additionally, we believe we can further enhance cash flow through the realization of approximately $92 million in expected annual operating cost savings over time resulting from our full integration of PanAmSat’s operations and assets.

Leading Global Fleet and Infrastructure

We believe that we have one of the world’s largest and most technologically advanced commercial communications systems comprised of a fleet of geosynchronous satellites, teleports, points of presence and leased and owned fiber. Our global system includes 51 satellites that cover over 99% of the world’s population and includes satellite capacity in the C and Ku bands that serve over 200 countries and territories.

On a combined basis, we have incurred capital expenditures of approximately $3.4 billion on 16 satellites launched since June 2001 in connection with our most recent satellite fleet renewal and deployment cycle. We currently have three satellites in back-up positions, and to provide further resilience, many of our satellites are equipped with steerable beams that can be moved to cover areas with higher demand, enabling us to respond rapidly to changing market conditions and demand for satellite capacity. As we fully integrate our fleet, additional in-orbit back-up capacity may become available and the number of in-orbit spares may change. In addition, once fully integrated, we expect to operate our global satellite fleet from a single consolidated operations center, and maintain a second operations center which can provide instantaneous restoral in the case of natural disasters or other events resulting in the loss of our satellite operations center. We also have terrestrial assets consisting of teleports, points of presence and in leased fiber connectivity that complement our satellite network and enable us to provide customized managed solutions and to provide customers with global access to our fleet. Our market-leading fleet and infrastructure, flexibility and ability to offer comprehensive managed solutions allow us to provide integrated worldwide distribution and delivery services, reducing our customers’ risk of data loss or service interruptions.

Established Relationships with Premier Customers

We provide satellite services to over 1,800 customers, including many of the world’s leading media and broadcasting organizations, multinational corporations, telecommunications companies, ISPs and government/military entities. We have developed close, long-standing relationships with our customers, serving many of our largest customers for over 30 years. We believe we are recognized by our customers as a resource for technical excellence and a partner in optimizing the performance of their networks. In most cases, our services are mission critical to the delivery of our customers’ services. The following table includes examples of our customers for each service sector:

Service Sector Category	Selected Customers
Media	Comcast HITS, Discovery Communications, Fox Basic Cable, Home Box Office, Multichoice Ltd., News Corporation, SkyBrazil, SkyLatin America, SkyMexico, Starz Encore Group, TARBS World TV, The DirectTV Group, The Walt Disney Company, Time Warner, Turner Broadcasting System, Viacom

Network Services and Telecom	AT&T, British Telecommunications, Cable and Wireless, Central Bank of the Russian Federation, China Telecom, Global Crossing, Hughes Network Services, Link Africa, Schlumberger, Sprint, The World Bank, United Nations, Vodacom

Government	Artel, National Oceanic and Atmospheric Administration, U.S. Department of Defense’s Armed Forces Radio & Television Service, U.S. Department of State, U.S. Navy

Track Record of Product Innovation

We have a core competency in product innovation, as evidenced by the growth of our managed solutions offerings, including our GlobalConnex and PASport services, which address increasing customer demand for more integrated services to meet their communications needs. We have utilized our leadership in providing video, voice and data services for customers, as well as our global network, technical expertise and well-established customer relationships, to offer a comprehensive managed solutions platform. For example, our Terrestrial Media Transport system, which was designed to address the needs of sports programmers, combines our satellite capacity and terrestrial facilities to capture and transport content in high definition format. Another recent growth initiative includes the introduction of Ampiage, an Internet Protocol Television, or IPTV, integrated service targeted to small and mid-sized telephone companies seeking to offer television services to their wireline customers. We will continue to operate as an innovative leader within our industry and explore value-creating opportunities to complement our existing businesses.

Strong Management Team

We are led by a senior management team with broad experience in the telecommunications, information technology and satellite industries. Our Chief Executive Officer, David McGlade, joined Prior Intelsat in April 2005, and has over 20 years experience in the telecommunications industry, most recently serving as Chief Executive Officer of O2 UK, a leading U.K. cellular telephone company. James Frownfelter was appointed Chief Operating Officer upon the closing of the PanAmSat Acquisition Transactions, the same role in which he served at PanAmSat. Jeffrey Freimark was appointed our Executive Vice President and Chief Financial Officer in May 2006, after most recently serving as Executive Vice President and Chief Financial Officer for health care concern, Beverly Enterprises, Inc. Phillip Spector, Executive Vice President and General Counsel, joined Prior Intelsat in February 2005, and has over 20 years experience in the satellite industry. Joseph Wright, who served as Chief Executive Officer of PanAmSat for almost five years, was appointed the Chairman of our Board of Directors upon the closing of the PanAmSat Acquisition Transactions. We have built a strong leadership team both from within Prior Intelsat and PanAmSat, as well as outside these organizations. Following the closing of the PanAmSat Acquisition Transactions, our senior management team and other designated employees collectively own approximately 4.8% of the equity of our parent, Intelsat Holdings (such percentage does not give effect to shares which may be issuable under existing share-based compensation arrangements or share-based compensation arrangements to be entered into in connection with the closing of the PanAmSat Acquisition Transactions).

Our Business Strategy

Our goal is to capitalize on our leadership position in the FSS sector to enhance our growth and free cash flow by pursuing the following key business strategies:

Execute a Disciplined Integration of PanAmSat

In the past three years, we have demonstrated an ability to successfully integrate the satellite operations of other businesses, such as our 2004 acquisition of the Intelsat Americas satellites. We intend to adopt a “one company” operating philosophy, and expect to fully integrate PanAmSat’s operations with ours. The goal of our integration plan for the acquisition of PanAmSat is to identify the best operational alternatives that allow us to maintain or increase customer service while also generating targeted levels of cost savings. We currently expect complete functional integration within the first 12 to 18 months following closing. Over the course of the integration process, we plan to reduce costs through consolidating facilities, implementing improved operating processes and reducing combined headcount by more than a quarter. We believe we will achieve the majority of our cost savings in the areas of satellite operations, customer operations, engineering and general administrative functions, where the scale of the combined business provides opportunities to leverage our existing infrastructure.

We intend to complete a two-phase integration process. In the first phase, which we aim to complete within 12 months following the acquisition of PanAmSat, we will integrate all general and administrative functions. During the second phase, we will complete the transition of all of our satellite operations and customer operations into Prior Intelsat’s facilities in the Washington D.C. area, Georgia and southern California. After the integration process is completed, we expect to realize approximately $92 million in annual operating cost savings. In addition to these operating cost savings, we expect to derive significant capital expenditure savings of approximately $400 million from 2006 to 2011 by combining the capacity of the two fleets. We believe that we can maintain and grow market share in each of our customer sectors through capitalizing on our market leading positions while simultaneously reducing costs and capital expenditures, thus yielding higher margins and greater free cash flow.

Grow Our Business in the Media, Network Services and Telecom and Government Sectors

We believe that the media, network services and telecom, and government sectors represent opportunities for revenue growth over the long-term for operators in the FSS industry. We intend to focus our resources on further penetrating these sectors in order to increase our profitability and free cash flow.

Media: We intend to expand our media services by continuing to capitalize on the strength of our cable neighborhoods, maintaining and growing our leadership position in HDTV distribution and expanding our DTH services. We believe that we are well positioned to grow both the distribution and contribution portions of our video business by continuing to develop and expand our cable neighborhoods in the United States, South America and the Asia-Pacific region. As cable operators build out their plant capacity, we have the opportunity to benefit as more channels, services and other data needs require satellite distribution to cable head-ends. Furthermore, as the number of channels grows, demand increases for our premium cable neighborhood satellites. In addition, many U.S. cable operators are increasingly faced with the need to offer non-English language programming to compete effectively with providers of direct broadcast satellite services in the United States. With strong content provider relationships and assets spanning the globe, we believe we can offer cable operators a rebroadcast package of international channels that is attractive from the standpoint of both cost and technical efficiency.

We also believe that demand for HDTV will experience significant growth in the coming years, which will result in the need for more satellite bandwidth. To fulfill the growing demand for HDTV, we will continue to build upon the success of the Galaxy 13/Horizons 1 satellite, which was placed in service as an HDTV neighborhood to attract the newest and fastest growing cable television sector. Since announcing our HD neighborhood on the Galaxy 13 satellite, we have grown the number of HD channels carried by our system to 23. We also intend to continue to expand our ability to offer high-definition programmers an end-to-end service, such as is provided by our GlobalConnex® Media terrestrial network, which includes facilities at sports and other arenas that enable the capture and transport of high definition programming to satellite production facilities, which is then distributed through our cable neighborhoods.

Lastly, we will continue to build on our leading international DTH platform business, targeting Eastern Europe, Middle East, Africa and regions within Asia where we can use our available capacity and the flexibility of our satellite fleet to capture additional growth opportunities. We intend to develop new video communities by leveraging our existing satellites and relationships with successful DTH platform operators to capture growth in new DTH markets.

Network Services and Telecom: We believe that we are well positioned to expand our business serving network services customers by focusing on growing applications, including VSAT private data networks, solutions for mobile service providers and VoIP. We also expect to continue to serve telecom providers by marketing services to telecom companies in newly deregulated markets and by more efficiently packaging our existing services to current telecom customers.

We believe that we are a leading provider of satellite services supporting private data applications such as VSAT networks, virtual private networks, or VPNs, and trunking solutions for ISPs. We will grow our business by continuing to build our wholesale relationships with major VSAT service providers in the largest and fastest growing regions and also by supporting providers of satellite-based broadband services. We intend to solidify our leadership position through partnering initiatives with data and IT services providers in key growth regions. We will also continue to develop and introduce managed solutions for regional service providers and corporations implementing VPNs and VoIP services. Leveraging our GlobalConnex and SPOTbytes managed solutions and Internet points of presence around the world, we will also continue to market managed solutions trunking services to regional ISPs that are seeking to grow their businesses by offering VoIP in their local markets.

We believe that we are well positioned with telecom service providers throughout the world. As the global leader in providing voice and data services, with a flexible and reliable network, technical expertise and well-established customer relationships, we expect to also grow by offering our services to new customers, such as competitive carriers in newly deregulated markets. New carrier companies and providers of competitive services, such as wireless communications and Internet services in newly deregulated regions, are seeking to introduce their services quickly and independently of established local carriers. In addition, there are still many countries that lack direct access to cable interconnects or where internal infrastructure either does not exist or is unreliable. We have an extensive customer base of traditional telecommunications carriers that use our services to reach these regions. We intend to enhance our retention rates and generate new business by introducing new, more cost-effective technologies and managed solutions, providing our customers with more efficient use of our network.

Government: As the largest provider of commercial satellite services to the government sector, we believe we are well-positioned to service its increased need for commercial satellite communications services, which has been driven in part by anti-terrorism efforts, conflicts in the Middle East and increased worldwide awareness of the role of satellites in emergency and first responder communications networks. Through the acquisition of PanAmSat and other transactions and initiatives, we will expand our service offerings to include more turn-key services, which may include hardware, technical services and field services. Further, we intend to build our marketing efforts with respect to contractors that serve both civilian and defense agencies. We expect that our expanded service capability with respect to satellite capacity, managed solutions and turn-key services will attract additional government business at the national and state agency level, and enable us to work with a broader scope of government contractors and integrators.

Focus on Maximization of Free Cash Flow

We intend to manage our operating and capital expenses to optimize margins and maximize free cash flow. We believe our operating leverage, modest capital expenditure needs in the near term and the cost saving opportunities that exist in connection with the integration of PanAmSat’s operations and assets will allow us to generate significant free cash flow. We have invested significantly in our fleet since 2001 and as a result we have the ability to add incremental customers and revenue without significant increases in satellite investment or costs of operations. Through disciplined yield and capacity management, we intend to maximize the revenues generated by our assets. Over time, we intend to consolidate the number of satellites required to serve our customers and future capital allocation decisions will focus on the prudent selection of the number, size and characteristics of new satellites to be launched. As a result of our disciplined approach towards fleet renewal, we expect that the capital expense needed to fund future replacement cycles will be significantly lower than the combined total of the prior replacement cycles of Prior Intelsat and PanAmSat, representing an expected capital expense savings of over $400 million from 2006 to 2011. Additionally, we believe we can further enhance cash flow through the realization of approximately $92 million in expected annual operating cost savings over time resulting from our full integration of PanAmSat’s operations and assets.

Pursue Other Growth Opportunities

We believe that current trends in telecommunications and mobile applications will create new demand for FSS in the next few years. Our experience with global telecom operators and with video programming distributors positions us to identify requirements for new satellite services that arise from the convergence of voice, data and video onto single platforms, such as IPTV services being offered by telephone companies and video services being offered by mobile operators. In the future, we intend to pursue additional market opportunities through enhanced or new capabilities that will enable us to expand the market for FSS services.

We have a proven track record of capitalizing on new growth opportunities and expanding the FSS market. New service introductions, such as our rapidly growing managed solutions business, have resulted in substantial new revenue streams. On April 12, 2006 we announced the introduction of Ampiage, a new IPTV integrated service that is targeted to small and mid-sized telephone companies, which may seek to offer television services to their wireline customers. We also intend to market Ampiage to small and medium-sized cable system operators who are seeking more efficient transmission and expanded programming. We believe that Ampiage is the type of new product initiative that leverages our existing assets and provides new sources of growth and profitability.

We have made substantial investments in our satellites, infrastructure, technical expertise and personnel. We leverage our expertise to find innovative ways to generate new sources of revenue. Examples of asset maximizing activities we have recently undertaken include our consulting and technical services, which include overseeing the construction and launch of other operators’ satellites; shared payloads through which we can achieve economies of scale by sharing satellite payloads among multiple parties; and the use of our infrastructure to host tracking, telemetry & control, or TT&C, and production equipment for third-party network operators, including assistance with the procurement, manufacture, launch and operation of others’ satellites.

Other examples of our track record of capitalizing on growth opportunities include Prior Intelsat’s completion of two transactions in 2004 in growing parts of the FSS sector. In March

2004, Prior Intelsat purchased the North American satellites and related customer contracts and other assets from SS/L and certain of its affiliates in the Intelsat Americas Transaction. Prior Intelsat also purchased the business of COMSAT General Corporation and certain of its affiliates in October 2004. These transactions further strengthened our leading position in the FSS sector by enhancing our capabilities for video, corporate network and government/military applications. We expect that near-term strategic opportunities in the FSS sector will concern smaller, regional or national satellite operators seeking joint ventures or revenue sharing arrangements in order to provide follow-on capacity for satellites that are aging and facing replacement. We plan to strengthen our position in providing services to these other satellite operators, while at the same time gaining access to strategic regional markets and increasing the utilization of our global fleet.

Recent Event

On June 18, 2006, PanAmSat successfully launched its Galaxy 16 satellite into orbit. This satellite will replace PanAmSat’s Galaxy 4R satellite at 99 degrees west longitude, referred to as WL, and is expected to be operational in the third quarter of 2006. Upon replacement, we expect to place the Galaxy 4R satellite into inclined orbit at 76.85 degrees WL. Including the Galaxy 16 satellite, we currently have a global fleet of 51 satellites.

The Transactions

The PanAmSat Acquisition Transactions

On August 28, 2005, Intelsat Bermuda entered into a Merger Agreement, referred to as the Merger Agreement, with PanAmSat Holdco and Proton Acquisition Corporation, a wholly owned subsidiary of Intelsat Bermuda and referred to as Merger Sub. Pursuant to the Merger Agreement, Intelsat Bermuda acquired PanAmSat Holdco on July 3, 2006 for total cash consideration of approximately $3.2 billion, with the stockholders of PanAmSat Holdco receiving $25.00 per common share (plus approximately $0.00927 as the pro rata share of undeclared regular quarterly dividends). Merger Sub was newly formed for the purpose of consummating the PanAmSat Acquisition Transactions. As part of this transaction, approximately $3.2 billion in existing debt of PanAmSat Holdco and its subsidiaries was either refinanced or remains outstanding.

In connection with, and in order to effect, the transactions contemplated by the Merger Agreement and the related financing, the following transactions occurred:

•	Intelsat Bermuda created a new direct wholly owned subsidiary, Intermediate Holdco;

•	Intelsat Bermuda transferred substantially all its assets (other than the capital stock of Merger Sub) and liabilities (including the original notes) to Intermediate Holdco; and

•	Merger Sub merged with PanAmSat Holdco, with PanAmSat Holdco continuing as the surviving corporation and being a direct wholly owned subsidiary of Intelsat Bermuda. Upon completion of this merger, referred to as the Merger Transaction, PanAmSat Holdco’s equity holders ceased to hold shares or other equity interests in PanAmSat Holdco.

The net proceeds of the Floating Rate Senior Notes due 2013, the 11 1/4% Senior Notes due 2016 and the 9 1/4% Senior Notes due 2016 (referred to as the “New Intelsat Bermuda Notes”) issued by Intelsat Bermuda, the net proceeds of the Senior Notes due 2016 issued by PanAmSat Opco (referred to as the “New PanAmSat Opco Notes”), a borrowing by Intelsat Bermuda under a new $600.0 million senior unsecured credit facility and available cash on hand of Intelsat Bermuda and PanAmSat Holdco and their respective subsidiaries were used to consummate the PanAmSat Acquisition Transactions and to pay related fees and expenses and to fund the purchase of PanAmSat Holdco’s 10 3/8% Senior Discount Notes due 2014 tendered in the tender offer, described below, plus related fees. In addition, in connection with the PanAmSat Acquisition Transactions, Intelsat Sub Holdco entered into new senior secured credit facilities and PanAmSat Opco amended and restated its senior secured credit facility to change certain of the terms thereunder.

Consummation of the PanAmSat Acquisition Transactions resulted in a change of control under the indenture governing PanAmSat Opco’s currently outstanding 9% Senior Notes due 2014, giving the holders of these notes the right to require the issuer thereof to repurchase these notes at the price stated in the indenture therefor. Intelsat Bermuda has obtained commitments from certain financial institutions to provide us with necessary funding to make such repurchases, should we be required to do so. These commitments, however, are subject to the satisfaction or waiver of certain customary conditions. Except where explicitly stated otherwise herein, or where the context otherwise requires, the information in this prospectus, including all financial and pro forma information, assumes that holders do not exercise their rights to have PanAmSat Opco repurchase their notes pursuant to the change of control resulting from the Merger Transaction. In the event PanAmSat Opco is required to make such a repurchase, we do not believe such repurchase would substantially increase our outstanding indebtedness.

In connection with the closing of the PanAmSat Acquisition Transactions, our parent, Intelsat Holdings, entered into share-based compensation arrangements under its existing 2005 Share Incentive Plan with certain directors, officers and key employees of Intelsat, PanAmSat and their respective subsidiaries. In the aggregate, these arrangements provided for the issuance of approximately 2.8% of the equity of Intelsat Holdings.

The transactions described above, including the Merger Transaction, the funding transactions, these share-based compensation arrangements and the use of cash on hand, are referred to collectively in this prospectus as the PanAmSat Acquisition Transactions. For more information regarding the PanAmSat Acquisition Transactions, see “The Transactions—The PanAmSat Acquisition Transactions.”

The Government Business Merger

Following consummation of the PanAmSat Acquisition Transactions, Intelsat General Corporation, a wholly-owned indirect subsidiary of Intelsat Sub Holdco and referred to as IGen, acquired G2 Satellite Solutions Corporation, a subsidiary of PanAmSat Opco and the government services business of PanAmSat, for cash consideration in the amount of $73 million by means of a merger in which G2 Satellite Solutions Corporation merged into IGen with IGen continuing as the surviving entity. We refer to this transaction as the Government Business Merger.

Other Intercompany Transactions

Following consummation of the PanAmSat Acquisition Transactions, substantially all of the employees of Intelsat Global Service Corporation were transferred to PanAmSat Opco pursuant to an employee transfer agreement and substantially all of the Intelsat entities and substantially all of the PanAmSat entities entered into a master intercompany services agreement pursuant to which certain PanAmSat entities and Intelsat entities will provide services to each other. In each case, services will be provided on terms that are not materially less favorable to each party than are available on an arms’ length basis and on terms that the board of directors of each of Intelsat Bermuda and PanAmSat Holdco determine to be fair. We refer to these transactions as the Other Intercompany Transactions.

The Tender Offer and Consent Solicitation

On May 30, 2006, PanAmSat Holdco commenced a tender offer, referred to as the Tender Offer, to purchase any and all of its outstanding $416.0 million aggregate principal amount at maturity ($289.5 million accreted principal amount at March 31, 2006) 10 3/8% discount notes for cash. In connection with the Tender Offer, PanAmSat Holdco also solicited the consent of the holders of the 10 3/8% discount notes to amend the indenture governing the 10 3/8% discount notes to, among other things, eliminate substantially all of the restrictive covenants, certain events of default and certain other provisions contained in that indenture. The amendment to the indenture governing the 10 3/8% discount notes was approved by the requisite holders of the 10 3/8% discount notes on June 14, 2006 and entered into upon the consummation of the Tender Offer on July 3, 2006, at which time approximately 99.65% of the outstanding 10 3/8% discount notes were repurchased by PanAmSat Holdco. The 10 3/8% discount notes not tendered to PanAmSat Holdco in the Tender Offer remain outstanding obligations of PanAmSat Holdco.

Intelsat Bermuda Intercompany Loan

Intelsat Bermuda extended to PanAmSat Holdco several intercompany loans, referred to collectively as the Intelsat Bermuda Intercompany Loan, in an aggregate principal amount at the time of borrowing equal to approximately $1,281.4 million, the proceeds of which were used by PanAmSat Holdco to fund a portion of the purchase price of the PanAmSat acquisition and to fund the purchase of the 10 3/8% discount notes tendered in the Tender Offer, plus related fees, referred to collectively as the Tender Amount.

The PanAmSat Acquisition Transactions, the Government Business Merger, the Other Intercompany Transactions, the Tender Offer and the Intelsat Bermuda Intercompany Loan are referred to collectively in this prospectus as the Transactions.

Post-closing Transactions

Upon the consummation of the PanAmSat Acquisition Transactions, we renamed PanAmSat Holdco and PanAmSat Opco as Intelsat Holding Corporation and Intelsat Corporation, respectively.

In addition, Intelsat Bermuda created a new direct wholly owned subsidiary organized in Gibraltar that owns all of the equity of a subsidiary organized in Luxembourg which owns all of the equity of a subsidiary organized in Poland, referred to as Intelsat Poland, which has registered a branch in Luxembourg, referred to as Intelsat Poland, Luxembourg Branch.

Following the consummation of the PanAmSat Acquisition Transactions, Intelsat Bermuda effected the contribution of the Intelsat Bermuda Intercompany Loan to Intelsat Poland, Luxembourg Branch and, upon receipt of any applicable FCC and other regulatory approvals, Intelsat Bermuda intends to effect the contribution of the stock of PanAmSat Holdco to Intelsat Poland, Luxembourg Branch, which will become the parent of PanAmSat Holdco. Following consummation of these transactions, PanAmSat Holdco will become an indirect subsidiary of Intelsat Bermuda.

These name changes, the creation of these new subsidiaries and Intelsat Bermuda’s contribution of the Intelsat Bermuda Intercompany Loan and the stock of PanAmSat Holdco are referred to collectively as the Post-closing Transactions. Except where explicitly stated otherwise herein, or where the context otherwise requires, the information in this prospectus does not give effect to the contribution of the stock of PanAmSat Holdco to Intelsat Poland, Luxembourg Branch.

Organizational Structure

The following chart summarizes our ownership, corporate structure and principal amount of third-party indebtedness outstanding upon completion of the Transactions but does not give effect to the contribution of the stock of PanAmSat Holdco to Intelsat Poland, Luxembourg Branch. The amount of existing indebtedness shown below for each of Intelsat and its subsidiaries and PanAmSat Holdco and its subsidiaries is as of March 31, 2006.

(dollars in millions)

(1)	Intelsat, Ltd.’s senior notes are carried at a discount from their face value. An additional discount was created as a result of fair value accounting associated with the Acquisition Transactions. The amounts shown here do not reflect these discounts.
(2)	Intelsat, Ltd. guarantees the senior notes noted in this table of Intelsat Sub Holdco and guarantees the senior notes noted in this table of Intelsat Bermuda. Intelsat, Ltd. is also a co-obligor on the original notes of Intermediate Holdco. The amounts shown here do not reflect Intelsat, Ltd.’s obligations as co-obligor of the original notes or its guarantees of the debt of Intelsat Bermuda or Intelsat Sub Holdco.

(footnotes continued on next page)

(3)	Intelsat Bermuda guarantees the original notes of Intermediate Holdco and the senior notes noted in this table of Intelsat Sub Holdco.
(4)	These notes are guaranteed by Intelsat Sub Holdco and its subsidiaries that guarantee Intelsat Sub Holdco’s notes.
(5)	Intelsat, Ltd. is co-obligor of the original notes.
(6)	Intermediate Holdco guarantees the debt noted in this table of Intelsat Sub Holdco.
(7)	Intelsat, Ltd. is a co-obligor of the original notes and Intelsat Bermuda is a guarantor of the original notes. This amount will accrete to approximately $478.7 million aggregate principal amount at February 1, 2010.
(8)	Does not include $750 million of debt issued by Intelsat Bermuda that is guaranteed by Intelsat Sub Holdco and its subsidiaries that guarantee Intelsat Sub Holdco’s notes.
(9)	Total facility size is $300 million.
(10)	The term loan is a $344.8 million facility.
(11)	Does not include guarantees of debt of Intelsat Sub Holdco and Intelsat Bermuda.
(12)	This note is guaranteed by Intelsat, Ltd.
(13)	PanAmSat Holdco does not and will not guarantee any of the debt of PanAmSat Opco.
(14)	PanAmSat Holdco is the borrower of the Intelsat Bermuda Intercompany Loan. $250 million of the $1,281.4 million Intelsat Bermuda Intercompany Loan is non-cash pay and will accrete to approximately $718 million aggregate principal amount at June 15, 2016.
(15)	Represents amount of notes that were not tendered in the Tender Offer and remain outstanding. This amount will accrete to approximately $1.5 million aggregate principal amount at November 1, 2014.
(16)	Assumes no exercise of the rights of holders of PanAmSat Opco’s outstanding notes to require PanAmSat Opco to repurchase these notes upon a change of control.
(17)	Total facility size is $250 million.
(18)	These notes are not and will not be guaranteed by any other entity other than certain subsidiaries of PanAmSat Opco.
(19)	Refers to subsidiaries that guarantee the Guaranteed Notes and Intelsat Sub Holdco’s existing senior notes.
(20)	Refers to subsidiaries that guarantee the new PanAmSat Opco notes issued in connection with the PanAmSat Acquisition Transactions.

The Acquisition Transactions and the Transfer Transactions

On January 28, 2005 Intelsat, Ltd. was acquired by Intelsat Holdings as part of a series of transactions referred to as the Acquisition Transactions. In connection with the Acquisition Transactions, on January 28, 2005 Intelsat Bermuda established a new $300 million revolving credit facility and a new $350 million term loan facility, referred to together as the senior secured credit facilities, and issued $1 billion of floating rate senior notes due 2012, $875 million of 8 1/4% senior notes due 2013 and $675 million of 8 5/8% senior notes due 2015, referred to collectively as the acquisition finance notes.

Following the Acquisition Transactions, Intelsat, Ltd. formed a new wholly owned subsidiary, Zeus Special Subsidiary Limited, and Intelsat Bermuda formed a new wholly owned subsidiary, Intelsat Sub Holdco. On February 11, 2005, Zeus Special Subsidiary Limited issued $478.7 million aggregate principal amount at maturity of 9 1/4% senior discount notes due 2015, with Intelsat, Ltd. as co-obligor. Following the issuance of the discount notes, on March 3, 2005, Intelsat Bermuda transferred substantially all of its assets to Intelsat Sub Holdco and Intelsat Sub Holdco assumed substantially all of the then-existing liabilities of Intelsat Bermuda, including the acquisition finance notes. Intelsat Bermuda also became a guarantor of the senior secured credit facilities and the acquisition finance notes. Zeus Special Subsidiary Limited amalgamated with Intelsat Bermuda, and Intelsat Bermuda became an obligor of the discount notes. These transactions that followed the Acquisition Transactions are collectively referred to as the Transfer Transactions.

Ownership of Intelsat

Intelsat Intermediate Holding Company, Ltd. is owned 100% by Intelsat (Bermuda), Ltd. Intelsat (Bermuda), Ltd. is owned 100% by Intelsat, Ltd., which is 100% owned by Intelsat Holdings, Ltd. Approximately 93.8% of Intelsat Holdings’ common equity is owned by the Investors. Investors include funds advised by or associated with Apax Partners Worldwide LLP and Apax Partners, L.P., referred to jointly as Apax Partners, Apollo Management V, L.P., referred to as Apollo, MDP Global Investors, Limited, referred to as MDP Global, and Permira Advisers LLC, referred to as Permira. Each of Apax Partners, Apollo, MDP Global and Permira is referred to as a Sponsor and the funds advised by or associated with each Sponsor are referred to as an Investor group. The Investor groups collectively are referred to as the Investors. Prior to the acquisition of Prior Intelsat, funds advised by or associated with MDP Global transferred less than 0.1% of their interest in Intelsat Holdings to an unaffiliated investment partnership and references to the Investors include this partnership. Our senior management team and other designated employees collectively own approximately 4.8% of the equity of our parent, Intelsat Holdings (such percentage does not give effect to shares which may be issuable under existing share-based compensation arrangements or share-based compensation arrangements entered into in connection with the closing of the PanAmSat Acquisition Transactions).

A brief description of each of the Sponsors is set forth below.

Apax Partners

Apax Partners, which includes Apax Partners Worldwide LLP, Apax Partners, L.P. and their affiliates, is a leading global private equity firm, with offices in London, Hong Kong, Madrid, Menlo Park, Milan, Munich, New York, Paris, Stockholm and Tel Aviv. With over 30 years of experience, Apax Partners focuses on the following industry sectors: information technology, telecommunications, healthcare, media, financial services and retail/consumer. Apax Partners has funds under advice or management totaling approximately $20 billion globally. Recent investments in the telecommunications sector include Bezeq, Kabel Deutschland, Inmarsat, TDC and TIM Hellas.

Apollo Management, L.P.

Apollo Management, L.P. was founded in 1990 and is among the most active and successful private investment firms in the United States. Since its inception, Apollo and its affiliated investment entities have invested in excess of $13 billion in corporate transactions, in a wide variety of industries, both domestically and internationally. Apollo is currently investing its sixth corporate fund, Apollo Investment Fund VI, L.P., with total committed capital of over $10 billion. Apollo has significant expertise in the satellite sector through investments in Hughes Network Services, Sirius Satellite Radio Inc. and SkyTerra Communications, Inc.

MDP Global Investors, Limited

MDP Global Investors, Limited is associated with Madison Dearborn Partners (also known as MDP), a private equity firm based in Chicago. Madison Dearborn Partners is one of the largest and most experienced private equity investment firms in the United States. MDP has raised over $14 billion of capital, and makes new investments through its most recent funds, Madison Dearborn Capital Partners IV, L.P., a $4 billion investment fund raised in 2001, and Madison Dearborn Capital Partners V, a $6.5 billion investment fund raised in 2006. MDP focuses on management buyout transactions and other private equity investments across a broad spectrum of industries, including basic industries, communications, consumer, financial services, and health care. Over the last decade, MDP has been an active investor in the communications sector, with investments in such companies as Clearnet Communications, Metro PCS, Nextel Partners, Omnipoint Corporation, Telemundo Communications Group and XM Satellite Radio.

Permira

Permira, which includes Permira Advisers LLC and various other entities which act as advisers and consultants to the Permira funds, is a leading international private equity specialist, advising funds of approximately $25 billion. Permira is an independent business with offices in New York, Frankfurt, London, Madrid, Milan, Paris, Stockholm and Tokyo. Since 1985, the Permira funds have completed over 280 private equity transactions. Recent investments in the communications sector include debitel, Inmarsat, Premiere, SBS Broadcasting, Seat PG and TDC.

The Exchange Offer

Notes Offered for Exchange

We are offering up to $478,700,000 in aggregate principal amount at maturity of our new 9 1/4% Senior Discount Notes due 2015 in exchange for an equal aggregate principal amount at maturity of our original 9 1/4% Senior Discount Notes due 2015 on a one-for-one basis.

The new notes have substantially the same terms as the original notes you hold, except that the new notes have been registered under the Securities Act of 1933, as amended, referred to as the Securities Act of 1933, and therefore will be freely tradable and will not contain the provisions for an increase in the interest rate related to defaults in our agreement to carry out this exchange offer.

The Exchange Offer

We are offering to exchange $1,000 principal amount at maturity of new notes for each $1,000 principal amount at maturity of your original notes. In order to be exchanged, your original notes must be properly tendered and accepted. All original notes that are validly tendered and not withdrawn will be exchanged.

Ability to Resell Notes

We believe that the new notes issued in the exchange offer may be offered for resale, resold and otherwise transferred by you without compliance with the registration and prospectus delivery provisions of the Securities Act of 1933 if:

•	the notes issued in the exchange offer are being acquired in the ordinary course of your business;

•	you are not participating, do not intend to participate and have no arrangement with any person to participate in the distribution of notes issued to you in the exchange offer;

•	you are not an affiliate of ours; and

•	you are not a broker-dealer tendering original notes acquired directly from us for your own account.

By tendering your original notes as described below, you will be making representations to this effect. See “The Exchange Offer—Representations We Need From You Before You May Participate in the Exchange Offer.”

Those Excluded from the Exchange Offer	You may not participate in the exchange offer if you are:

•	a holder of original notes in any jurisdiction in which the exchange offer is not, or your acceptance will not be, legal under the applicable securities or blue sky laws of that jurisdiction; or

•	a holder of original notes who is an affiliate of ours.

Consequences of Failure to Exchange Your Original Notes

After the exchange offer is complete, you will no longer be entitled to exchange your original notes for registered notes. If you do not exchange your original notes for new notes in the exchange offer, your original notes will continue to have the restrictions on transfer contained in the original notes and in the indenture governing the original notes. In general, your original notes may not be offered or sold unless registered under the Securities Act of 1933, unless there is an exemption from, or unless in a transaction not governed by, the Securities Act of 1933 and applicable state securities laws. We have no current plans to register your original notes under the Securities Act of 1933.

Expiration Date	The exchange offer expires at 5:00 p.m., New York City time, on , 2006, the expiration date, unless we extend the offer. We do not currently intend to extend the expiration date.

Conditions to the Exchange Offer	The exchange offer has customary conditions that may be waived by us. There is no minimum amount of original notes that must be tendered to complete the exchange offer.

Procedures for Tendering Your Original Notes

If you wish to tender your original notes for exchange in the exchange offer, you or the custodial entity through which you hold your notes must send to Wells Fargo Bank, National Association, the exchange agent, on or before the expiration date of the exchange offer:

•	a properly completed and executed letter of transmittal, which has been provided to you with this prospectus, together with your original notes and any other documentation requested by the letter of transmittal; and

•	for holders who hold their positions through The Depository Trust Company, referred to as DTC:

–	an agent’s message from DTC stating that the tendering participant agrees to be bound by the letter of transmittal and the terms of the exchange offer;

–	your original notes by timely confirmation of book-entry transfer through DTC; and

–	all other documents required by the letter of transmittal.

Holders who hold their positions through Euroclear and Clearstream, Luxembourg must adhere to the procedures described in “The Exchange Offer—Procedures for Tendering Your Original Notes.”

Special Procedures for Beneficial Owners

If you beneficially own original notes registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender your original notes in the exchange offer, you should contact the registered holder promptly and instruct it to tender on your behalf.

Guaranteed Delivery Procedures for Tendering Original Notes

If you wish to tender your original notes and the original notes are not immediately available, or time will not permit your original notes or other required documents to reach Wells Fargo Bank, National Association before the expiration date, or the procedure for book-entry transfer cannot be completed on a timely basis, you may tender your original notes according to the guaranteed delivery procedures set forth under “The Exchange Offer—Guaranteed Delivery Procedures.”

Withdrawal Rights	You may withdraw the tender of your original notes at any time prior to 5:00 p.m., New York City time, on the expiration date.

U.S. Tax Considerations

The exchange of original notes for new notes should not constitute a taxable event for U.S. federal income tax purposes. Rather, the notes you receive in the exchange offer will be treated as a continuation of your investment in the original notes. For additional information regarding U.S. federal income tax considerations, you should read the discussion under “Taxation—United States.”

Use of Proceeds	We will not receive any proceeds from the issuance of the notes in the exchange offer. We will pay all expenses incidental to the exchange offer.

Exchange Agent	Wells Fargo Bank, National Association is serving as the exchange agent. Its address, telephone number and facsimile number are:

Wells Fargo Bank, N.A.

Corporate Trust Services

608 2nd Avenue South

Northstar East Building—12th Floor

Minneapolis, MN 55402

Telephone: (800) 334-5128

Fax: (612) 667-6282

Please review the information under the heading “The Exchange Offer” for more detailed information concerning the exchange offer.

The Notes

The summary below describes the principal terms of the notes. Certain of the terms and conditions described below are subject to important limitations and exceptions. The “Description of the Notes” section of this prospectus contains a more detailed description of the terms and conditions of the notes.

Issuer	Intelsat Intermediate Holding Company, Ltd., referred to as Intermediate Holdco.

Co-obligor	Intelsat, Ltd.

The term Issuers refers to Intermediate Holdco and Intelsat, Ltd.

The Notes

The terms of the new notes will be identical in all material respect to the terms of the original notes, except that the new notes have been registered and therefore will not contain transfer restrictions and will not contain the provisions for an increase in the interest rate related to defaults in the agreement to carry out this exchange offer.

Maturity Date	February 1, 2015.

Interest Payment Dates

Prior to February 1, 2010, interest will accrue on the notes in the form of an increase in the accreted value of such notes. Thereafter, cash interest on the notes will accrue and be payable semiannually in arrears on February 1 and August 1 of each year, commencing on August 1, 2010, at a rate of 9 1/4% per annum. The notes have an initial accreted value of approximately $637.87 per $1,000 principal amount at maturity of notes. The accreted value of each note will increase from the date of issuance of the original note until February 1, 2010 at a rate of 9 1/4% per annum, reflecting the accrual of non-cash interest, such that the accreted value will equal the principal amount at maturity on February 1, 2010.

Guarantee	Intelsat Bermuda will unconditionally guarantee the notes.

Original Issue Discount

The notes are being offered with original issue discount for U.S. federal income tax purposes. Thus, although cash interest will not be payable on the notes prior to February 1, 2010, interest will accrue from the issue date of the original notes based on the yield to maturity of the notes and will generally be included as interest income (including for periods ending prior to February 1, 2010) for U.S. federal income tax purposes in advance of receipt of the cash payments to which the income is attributable. See “Taxation—United States.”

Ranking	The notes will be the Issuers’ joint and several senior unsecured obligations and will:

•	rank equally in right of payment to all of the Issuers’ existing and future senior indebtedness;

•	rank senior in right of payment to all of the Issuers’ future subordinated indebtedness; and

•	be effectively subordinated in right of payment to the Issuers’ existing and future secured indebtedness to the extent of the value of the assets securing such indebtedness, and structurally subordinated to all obligations of each of the Issuers’ existing and future subsidiaries, including all obligations of Intelsat Sub Holdco and its subsidiaries.

As of March 31, 2006, Intelsat, Ltd. had approximately $1.7 billion principal amount of indebtedness outstanding, excluding its guarantees of the senior secured credit facilities. As of March 31, 2006, Intelsat Bermuda and its subsidiaries had approximately $3.3 billion principal amount of total debt, including the original notes, $345.6 million of which was secured debt, and $300 million of availability under our revolving credit facility.

As of March 31, 2006, pro forma for the PanAmSat Acquisition Transactions, (x) Intermediate Holdco and its subsidiaries would have had approximately $3.3 billion principal amount of total debt (excluding guarantees of subsidiary debt and debt issued by Intelsat Bermuda that is guaranteed by Intelsat Sub Holdco and certain of its subsidiaries), (y) Intelsat Bermuda would have had approximately $2.9 billion principal amount of total debt (excluding guarantees of subsidiary debt and debt issued by Intelsat Bermuda that is guaranteed by Intelsat Sub Holdco and certain of its subsidiaries) and (z) Intelsat, Ltd. would have had approximately $11.4 billion principal amount of total indebtedness on a consolidated basis, $2.6 billion of which would have been secured debt. The amounts of indebtedness described in the previous sentence are estimates only and may change based on market conditions, available cash flows of the issuers and the actual types and amounts of debt outstanding and issued on the closing date. See “—The Transactions — The PanAmSat Acquisition Transactions” and “The PanAmSat Acquisition Transactions.”

Optional Redemption	Intermediate Holdco may redeem some or all of the notes at any time prior to February 1, 2010 at a price equal to

100% of the accreted value of the notes plus a “make-whole” premium described under “Description of the Notes—Optional Redemption.”

Intermediate Holdco may redeem the notes, in whole or in part, at any time on and after February 1, 2010 at the redemption prices described under “Description of Notes—Optional Redemption”, plus accrued and unpaid interest to the date of redemption.

In addition, Intermediate Holdco may at any time, which may be more than once, redeem up to 35% of the aggregate principal amount at maturity of the notes on or prior to February 1, 2008 from the proceeds of certain equity offerings or capital contributions at 109.25% of the accreted value of the notes at the date of redemption. The issuer may make that redemption only if, after the redemption, at least 65% of the aggregate principal amount at maturity of the notes remains outstanding and the redemption occurs within 90 days of the date of the equity offering or capital contribution.

Change of Control Offer

Upon the occurrence of a change of control, noteholders will have the right to require Intermediate Holdco to repurchase some or all of the notes at 101% of their accreted value, plus accrued and unpaid interest, if any, to the repurchase date.

Asset Sale Proceeds

If Intermediate Holdco or certain of its subsidiaries engage in asset sales or receive certain proceeds from certain events of loss, Intelsat Bermuda generally must either invest the net cash proceeds from such sales or events of loss in our business within a specified period of time, prepay senior debt or debt of subsidiaries or make an offer to purchase a principal amount of the notes equal to the excess net cash proceeds. The purchase price of the notes will be 100% of the accreted value of the notes, plus accrued and unpaid interest, if any, to the repurchase date.

Certain Indenture Provisions	The indenture governing the notes will contain covenants that, among other things, limit Intermediate Holdco and certain of its subsidiaries’ ability to:

•	incur additional debt;

•	pay dividends or distributions on Intermediate Holdco’s ordinary shares or repurchase Intermediate Holdco’s ordinary shares;

•	make certain investments;

•	create liens on their assets to secure debt;

•	enter into transactions with affiliates;

•	merge, consolidate or amalgamate with another company; and

•	transfer and sell assets.

These covenants are subject to a number of important limitations and exceptions.

Risk Factors	Investing in the notes involves substantial risks. See “Risk Factors” for a description of certain of the risks you should consider before investing in the notes.

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL DATA

The following information is only a summary and should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Unaudited Pro Forma Condensed Consolidated Financial Information” and our consolidated audited financial statements and their notes included elsewhere in this prospectus, as well as the other financial information included in this prospectus. Because of our disposal of our investment in Galaxy Satellite TV Holdings Limited, referred to as Galaxy, in December 2004, our historical financial information for the years ended December 31, 2003 and 2004 has been adjusted to present Galaxy’s activities as discontinued operations.

The summary historical consolidated financial data for Intelsat, Ltd. as of and for the years ended December 31, 2003, 2004 and 2005 has been derived from our audited financial statements for these years, which have been prepared in accordance with United States generally accepted accounting principles, or U.S. GAAP. The consolidated statement of operations data for each of the years in the three-year period ended December 31, 2005 and the consolidated balance sheet data as of December 31, 2004 and 2005 have been derived from Intelsat, Ltd.’s consolidated financial statements included elsewhere in this prospectus. The consolidated balance sheet data as of December 31, 2003 has been derived from consolidated financial statements that are not included in this prospectus. The consolidated statement of operations data and cash flow data for the three months ended March 31, 2006 and the consolidated balance sheet data as of March 31, 2006 are derived from unaudited financial statements included elsewhere in this prospectus. The unaudited financial statements have been prepared on the same basis as the audited financial statements and, in the opinion of our management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information set forth herein. Interim financial results are not necessarily indicative of results that may be expected for the full year or any future reporting period.

As a result of the consummation of the Acquisition Transactions, the financial results for 2005 have been separately presented for the “Predecessor Entity” for the period January 1, 2005 through January 31, 2005 and for the “Successor Entity” for the period February 1, 2005 through March 31, 2005 and February 1, 2005 through December 31, 2005. Although the effective date of the Acquisition Transactions was January 28, 2005, due to the immateriality of the results of operations for the period between January 28, 2005 and January 31, 2005, we have accounted for the consummation of the Acquisition Transactions as if they had occurred on January 31, 2005.

	Predecessor Entity			Successor Entity
	Year Ended December 31,		January 1 to January 31	February 1 to December 31	February 1 to March 31	Three Months Ended March 31
	2003	2004	2005	2005	2005	2006
	(dollars in thousands)				(unaudited)
Consolidated Statement of Operations Data:
Revenue	$946,118	$1,043,906	$97,917	$1,073,566	$195,257	$280,446
Operating expenses:
Direct costs of revenue (exclusive of depreciation and amortization shown separately below)	132,172	178,253	26,939	216,608	43,837	55,111
Selling, general and administrative	129,456	152,111	55,443	139,158	26,481	39,814
Depreciation and amortization	400,485	457,372	39,184	534,329	95,953	154,604
IS-10-01 termination costs	(3,000)	—	—	—	—	—
Impairment of asset value (1)	—	84,380	69,227	—	—	—
Restructuring costs	(837)	6,640	263	—	—	—

Total operating expenses	658,276	878,756	191,056	890,095	166,271	249,529

Operating income (loss) from continuing operations	287,842	165,150	(93,139)	183,471	28,986	30,917
Interest expense	99,002	143,399	13,241	376,959	67,964	109,473
Interest income	1,972	4,530	191	9,512	1,092	3,352
Other income (expense), net	18,556	(2,384)	863	(8,810)	(453)	(5,411)

Income (loss) from continuing operations before income taxes	209,368	23,897	(105,326)	(192,786)	(38,339)	(80,615)
Provision for income taxes	26,129	18,647	4,400	22,772	3,586	9,495

Income (loss) from continuing operations	183,239	5,250	(109,726)	(215,558)	(41,925)	(90,110)
Loss from discontinued operations, net of tax and minority interest	(2,120)	(43,929)	—	—	—	—

Net income (loss)	$181,119	$(38,679)	$(109,726)	$(215,558)	$(41,925)	$(90,110)

Consolidated Cash Flow Data:
Net cash provided by operating activities	$601,209	$659,117	$11,384	$493,628	$94,547	$24,489
Net cash provided by (used in) investing activities	(966,525)	(654,444)	37,608	(112,795)	14,504	(21,479)
Net cash provided by (used in) financing activities	955,820	(415,829)	(475)	(216,398)	(4,020)	(4,295)

Other Data:
EBITDA (2)	$704,763	$576,209	$(53,092)	$708,990	$124,486	$180,110
Capital expenditures	$202,781	$288,589	$953	$132,554	$5,255	$21,479
Backlog (at period end)	$3,558,227	$3,964,700	N/A	$3,828,688	$3,820,743	$3,799,018
Number of satellites (at period end) (3)	23	28	27	28	27	27

	Predecessor Entity			Successor Entity
	December 31,		March 31	December 31	March 31,
	2003 (5)	2004 (5)	2005	2005	2006
			(unaudited)		(unaudited)
	(dollars in thousands)
Consolidated Balance Sheet Data (at period end):
Cash and cash equivalents	$576,793	$141,320	$299,667	$ 360,070	$359,005
Adjusted working capital (4)	(389,051)	(200,109)	(83,632)	(167,361)	(136,807)
Satellites and other property and equipment, net	3,262,870	3,637,357	3,584,954	3,327,341	3,209,445
Total assets	5,097,304	4,794,256	5,623,598	5,294,444	5,162,113
Total debt	2,354,348	1,948,135	4,759,451	4,801,113	4,811,728
Shareholders’ equity (deficit)	2,344,400	2,305,821	165,618	(206,265)	(290,542)

(1)	Impairment of asset value in 2004 relates to the non-cash impairment charge recorded in the fourth quarter of 2004 to write down the value of the IA-7 satellite to its fair value after a partial loss of the satellite. The non-cash impairment charge in the period January 1, 2005 to January 31, 2005 relates to the write-off of the IS-804 satellite following its in-orbit failure during January 2005.
(2)	EBITDA consists of net income (loss) before interest, taxes and depreciation and amortization. EBITDA is a measure commonly used in the FSS sector, and we present our EBITDA to enhance your understanding of our operating performance. We use our EBITDA as one criterion for evaluating our performance relative to that of our peers. We believe that EBITDA is an operating performance measure, and not a liquidity measure, that provides investors and analysts with a measure of operating results unaffected by differences in capital structures, capital investment cycles and ages of related assets among otherwise comparable companies. However, EBITDA is not a measure of financial performance under U.S. GAAP, and our EBITDA may not be comparable to similarly titled measures of other companies. You should not consider our EBITDA as an alternative to operating or net income, determined in accordance with U.S. GAAP, as an indicator of our operating performance, or as an alternative to cash flows from operating activities, determined in accordance with U.S. GAAP, as an indicator of cash flows, or as a measure of liquidity.

Set forth below is a reconciliation of net income to EBITDA.

	Predecessor Entity				Successor Entity		Combined
	Year Ended December 31,		January 1 to January 31	February 1, to March 31,	February 1 to December 31	Three Months Ended March 31,	Twelve Months Ended December 31
	2003	2004	2005	2005	2005	2006	2005
				(unaudited)		(unaudited)	(unaudited)
	(dollars in thousands)
Net income (loss)	$181,119	$(38,679)	$(109,726)	(41,925)	$(215,558)	$(90,110)	$(325,284)
Add:
Interest expense	99,002	143,399	13,241	67,964	376,959	109,473	390,200
Provision for income taxes	26,129	18,647	4,400	3,586	22,772	9,495	27,172
Depreciation and amortization	400,485	457,372	39,184	95,953	534,329	154,604	573,513
Subtract:
Interest income	(1,972)	(4,530)	(191)	(1,092)	(9,512)	(3,352)	(9,703)

EBITDA	$704,763	$576,209	$(53,092)	$124,486	$708,990	$180,110	$655,898

(3)	Excludes the Marisat F-2 satellite in which we acquired an ownership interest in connection with the COMSAT General Transaction and our leased capacity on a satellite in the Asia-Pacific region.
(4)	Adjusted working capital represents current assets, less cash and cash equivalents, less current liabilities.
(5)	Consolidated Balance Sheet Data as of December 31, 2003 and 2004 has been restated to reflect the disposal of Galaxy.

RISK FACTORS

You should carefully consider the risks described below before deciding to invest in the notes. The risks described below are not the only ones that we may face. Additional risks that are not currently known to us or that we currently consider immaterial may also impair our business, financial condition or results of operations. Unless otherwise indicated or the context otherwise requires, the Risk Factors assume consummation of the Transactions.

Risk Factors Relating to Our Indebtedness and the Notes

If you do not elect to exchange your original notes for new notes, you will hold securities that are not registered and that contain restrictions on transfer.

The original notes that are not tendered and exchanged will remain restricted securities. If the exchange offer is completed, we will not be required to register any remaining original notes, except in the very limited circumstances described in the registration rights agreement for the original notes. That means that if you wish to offer, sell, pledge or otherwise transfer your original notes at some future time, they may be offered, sold, pledged or transferred only if an exemption from registration under the Securities Act of 1933 is available or, outside of the United States, to non-U.S. persons in accordance with the requirements of Regulation S under the Securities Act of 1933. Any remaining original notes will bear a legend restricting transfer in the absence of registration or an exemption from registration.

To the extent that original notes are tendered and accepted in connection with the exchange offer, any trading market for remaining original notes could be adversely affected.

We have a substantial amount of indebtedness, which may adversely affect our cash flow and our ability to operate our business, remain in compliance with debt covenants and make payments on our indebtedness, including the notes.

As of March 31, 2006, after giving pro forma effect to the Transactions, (A) Intelsat Sub Holdco and its subsidiaries would have had approximately $3.69 billion principal amount of total debt (including the guarantee by Intelsat Sub Holdco and certain of its subsidiaries of the Guaranteed Notes) on a consolidated basis, (B) Intermediate Holdco would have had approximately $3.3 billion principal amount of total debt (including capitalized leases, but excluding guarantees of subsidiary debt) on a consolidated basis, (C) Intelsat Bermuda would have had approximately $9.7 billion principal amount of total debt (including capitalized leases, but excluding guarantees of subsidiary debt) on a consolidated basis and (D) Intelsat, Ltd. would have had approximately $11.4 billion principal amount of total indebtedness on a consolidated basis, $2.7 billion of which would have been secured debt (including capitalized leases). In addition, Intelsat Sub Holdco and PanAmSat Opco, the direct borrowers under their respective senior secured credit facilities, had $158.2 million (net of standby letters of credit) and $200.9 million (net of standby letters of credit), respectively, of availability under their senior secured credit facilities, all of which would be obligations of Intelsat Sub Holdco, PanAmSat Opco or their respective guarantors. See “Prospectus Summary—The Transactions—The PanAmSat Acquisition Transactions” and “The Transactions—The PanAmSat Acquisition Transactions.”

As of March 31, 2006, excluding Intelsat, Ltd. acting as a guarantor or co-obligor with respect to debt of its subsidiaries, Intelsat, Ltd. had approximately $1.7 billion principal amount of indebtedness outstanding, none of which was guaranteed by Intelsat Bermuda or any of its subsidiaries. The indenture governing the notes will permit Intermediate Holdco to make payments to Intelsat, Ltd. necessary to make cash interest payments on such indebtedness, so long as no default or event of default shall have occurred and be continuing or would occur as a consequence thereof.

In connection with the consummation of the PanAmSat Acquisition Transactions, we became a significantly more highly leveraged company than Prior Intelsat. As part of the PanAmSat Acquisition Transactions, Intelsat Bermuda and PanAmSat Opco incurred substantial additional debt, the aggregate principal amount of which was approximately $3.5 billion. In addition, PanAmSat itself was a highly leveraged company and as part of these transactions, approximately $3.217 billion in aggregate principal amount of existing debt of PanAmSat Holdco and its subsidiaries was either refinanced or remains outstanding.

In addition, notwithstanding the fact that Intermediate Holdco will not guarantee or otherwise agree to be liable for the indebtedness of Intelsat, Ltd. or Intelsat Bermuda, no assurance can be given that a court or other tribunal in a bankruptcy or similar proceeding would not seek to “substantively consolidate” the estates of Intelsat Bermuda and/or Intelsat, Ltd. or Intermediate Holdco. “Substantive consolidation” would effectively merge the assets and liabilities of affiliated entities, such as Intelsat, Ltd. and/or Intelsat Bermuda and Intermediate Holdco, in bankruptcy so that they will be treated as though held and incurred by one entity. In the event that a bankruptcy court were to reach such a finding, the notes offered hereby by Intermediate Holdco would no longer be “structurally senior” to any indebtedness of Intelsat, Ltd.

Our substantial indebtedness could have important consequences to you. For example, it could:

•	make it more difficult for us to satisfy obligations with respect to indebtedness, including the notes, and any failure to comply with the obligations of any of our debt instruments, including financial and other restrictive covenants, could result in an event of default under the indenture governing the notes and the agreements governing such other indebtedness;

•	require us to dedicate a substantial portion of available cash flow to pay principal and interest on debt, which will reduce the funds available for working capital, capital expenditures, acquisitions and other general corporate purposes;

•	limit flexibility in planning for and reacting to changes in our business and in the industry in which we operate;

•	limit our ability to engage in strategic transactions or implement our respective business strategies;

•	limit our ability to borrow additional funds; and

•	place us at a disadvantage compared to any competitors that have less debt.

Any of the factors listed above could materially and adversely affect our combined businesses and our results of operations. If we do not have sufficient cash flow to service our debt, we may be required to refinance all or part of our existing debt, sell assets, borrow more money or sell securities, none of which we can guarantee we will be able to do.

We may be able to incur significant additional indebtedness in the future. Although the indentures governing our existing notes, the credit agreements governing Intelsat Sub Holdco’s new senior secured credit facilities, Intelsat Bermuda’s new senior unsecured credit facility and

PanAmSat Opco’s amended and restated secured credit facility, and other agreements governing our indebtedness contain restrictions on the incurrence of certain additional indebtedness, these restrictions are subject to a number of important qualifications and exceptions, and the indebtedness incurred in compliance with these restrictions could be substantial. If we incur new indebtedness, the related risks, including those described above, could intensify.

Intermediate Holdco is a holding company with no independent operations or assets. Repayment of our debt, including the notes, is dependent on cash flow generated by our subsidiaries and these notes are subject to a cross-default in the event that Intelsat, Ltd. defaults on certain of its obligations.

Intermediate Holdco is a holding company, and all of the satellites that we own are owned by Intermediate Holdco’s indirect subsidiaries. Intermediate Holdco’s parent companies, Intelsat, Ltd. and Intelsat Bermuda, are also holding companies and have outstanding indebtedness. Repayment of Intermediate Holdco’s indebtedness, including the notes, is dependent on the generation of cash flow by Intermediate Holdco’s subsidiaries and their ability to make such cash available to Intermediate Holdco, by dividend, debt repayment or otherwise. Likewise, payment on indebtedness of Intelsat, Ltd. is dependent on Intelsat Bermuda’s ability to make payments to Intelsat, Ltd. because Intelsat, Ltd. currently has no subsidiaries other than Intelsat Bermuda. Except for Intelsat Bermuda as a guarantor of the notes, Intermediate Holdco’s and Intelsat, Ltd.’s subsidiaries do not have any obligation to pay amounts due on the notes or to make funds available for that purpose. Intermediate Holdco’s and Intelsat, Ltd.’s subsidiaries may not be able to, or be permitted to, make distributions to enable Intermediate Holdco to make payments in respect of its indebtedness, including the notes, or to enable Intelsat, Ltd. to make payments in respect of its indebtedness, including its obligations in respect of the notes. Each of Intermediate Holdco’s and Intelsat, Ltd.’s subsidiaries is a distinct legal entity and, under certain circumstances, legal and contractual restrictions may limit Intermediate Holdco’s and Intelsat, Ltd.’s ability to obtain cash from its subsidiaries. While the indentures governing the notes and the New Intelsat Bermuda Notes limit the ability of Intermediate Holdco’s subsidiaries to incur consensual restrictions on their ability to pay dividends or make other intercompany payments to Intermediate Holdco, these limitations are subject to certain qualifications and exceptions. In the event that Intermediate Holdco does not receive distributions from its subsidiaries, Intermediate Holdco may be unable to make required principal and interest payments on its indebtedness, including the notes. Additionally, Intermediate Holdco may not be able to make distributions required to service the indebtedness of its parents, Intelsat, Ltd. and Intelsat Bermuda. In the event that Intelsat, Ltd. or Intelsat Bermuda defaults on certain of its obligations, a cross-default under the indenture governing the notes may occur.

To service our indebtedness, we will require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control, and any failure to meet our debt service obligations could harm our business, financial condition and results of operations.

Intelsat Sub Holdco’s estimated payment obligations with respect to its indebtedness for the nine months ended December 31, 2006, determined on a pro forma basis after giving effect to the Transactions as if they occurred on March 31, 2006, are approximately $72.1 million, excluding payments of interest (except for those with respect to capital leases) and payment obligations with respect to Prior Intelsat’s pension and post-retirement medical benefits. On the same basis for the nine months ended December 31, 2006, Intelsat Sub Holdco estimates approximately $650.1 million of interest payments, excluding payments related to satellite performance incentives due to satellite manufacturers.

Estimated payment obligations with respect to indebtedness of Intelsat, Ltd. and its subsidiaries for the nine months ended December 31, 2006, which include the payment obligations of Intelsat Sub Holdco and its subsidiaries, determined on a pro forma basis after giving effect to the Transactions as if they occurred on March 31, 2006, are approximately $220.1 million, excluding payments of interest (except for those with respect to capital leases) and payment obligations with respect to Prior Intelsat’s pension and post-retirement medical benefits. On the same basis for the nine months ended December 31, 2006, Intelsat, Ltd. and its subsidiaries estimate approximately $737.4 million of interest payments, excluding payments related to satellite performance incentives due to satellite manufacturers.

Intermediate Holdco’s ability to pay interest on and principal of the notes and our ability to satisfy our other debt obligations will depend principally upon our future operating performance. As a result, prevailing economic conditions and financial, business and other factors, many of which are beyond our control, will affect our ability to make payments on our indebtedness. If we do not generate sufficient cash flow from operations to satisfy our debt service obligations, including payments on the notes, we may have to undertake alternative financing plans, such as refinancing or restructuring our indebtedness, selling assets, reducing or delaying capital investments or seeking to raise additional capital. Our ability to restructure or refinance our debt will depend on the capital markets and our financial condition at such time. Any refinancing of our debt could be at higher interest rates and may require us to comply with more onerous covenants, which could further restrict our business operations. In addition, the terms of existing or future debt instruments, including the credit agreements governing Intelsat Sub Holdco’s and PanAmSat Opco’s senior secured credit facilities and Intelsat Bermuda’s new senior unsecured credit facility and the indentures governing our existing notes, the New Intelsat Bermuda Notes and the New PanAmSat Opco Notes, may restrict us from adopting some of these alternatives. Furthermore, none of the Sponsors or Investors has any obligation to provide us with debt or equity financing in the future. Our inability to generate sufficient cash flow to satisfy our debt service obligations, including Intermediate Holdco’s inability to service the notes or its other debt obligations, or to refinance our obligations on commercially reasonable terms, would have an adverse effect, which could be material, on our business, financial position, results of operations and cash flows, as well as on the ability of Intermediate Holdco, Intelsat, Ltd. and Intelsat Bermuda to satisfy their obligations in respect of the notes.

The notes are structurally subordinated to all of the debt and liabilities of the issuers’ subsidiaries and the notes and the guarantee will be effectively subordinated to any secured debt.

The notes are structurally subordinated to all debt and liabilities of the issuers’ existing and future subsidiaries, including Intelsat Sub Holdco and its subsidiaries. In the event of a bankruptcy, liquidation or reorganization or similar proceeding relating to Intermediate Holdco’s subsidiaries, holders of the notes will participate with all other holders of Intermediate Holdco’s indebtedness in the assets remaining after Intermediate Holdco’s subsidiaries have paid all of their debt and liabilities. In any of these cases, Intermediate Holdco’s subsidiaries may not have sufficient funds to make payments to Intermediate Holdco, and holders of the notes may receive less, ratably, than the holders of debt of Intermediate Holdco’s subsidiaries. As of March 31, 2006, on a pro forma basis after giving effect to the Transactions, the aggregate amount of third party indebtedness of Intermediate Holdco and its subsidiaries would have been approximately $3.3 billion of indebtedness (including capitalized leases), $0.4 billion (including capitalized leases) of which would have been secured debt. In addition, as of that date, on the same pro forma basis, Intermediate Holdco’s subsidiaries could borrow an additional $359 million under Intelsat Sub Holdco’s and PanAmSat Opco’s senior secured credit facilities.

In addition, the notes and the guarantees will be Intermediate Holdco’s and Intelsat Bermuda’s unsecured obligations, respectively. Holders of Intermediate Holdco’s secured debt will have claims that are prior to your claims as holders of the notes to the extent of the value of the assets securing that other debt. Additionally, the indentures governing our existing notes and the credit agreements governing Intelsat Sub Holdco’s senior secured credit facilities, PanAmSat Opco’s senior secured credit facilities and Intelsat Bermuda’s new senior unsecured credit facility permit us and/or our subsidiaries to incur additional indebtedness, including secured indebtedness, under certain circumstances. The notes will be effectively subordinated to any such additional secured debt that Intermediate Holdco or its subsidiaries may incur to the extent of the value of the collateral securing such debt.

The terms of Intelsat Sub Holdco’s and PanAmSat Opco’s senior secured credit facilities and Intelsat Bermuda’s new senior unsecured credit facility, the indentures governing our existing notes and the terms of our other indebtedness may restrict our current and future operations, particularly our ability to respond to changes in our business or to take certain actions.

The credit agreements governing Intelsat Sub Holdco’s and PanAmSat Opco’s senior secured credit facilities and Intelsat Bermuda’s new senior unsecured credit facility, the indentures governing our existing notes and our other outstanding indebtedness contain, and any future indebtedness of ours would likely contain, a number of restrictive covenants imposing significant operating and financial restrictions on Intelsat Sub Holdco, Intermediate Holdco, Intelsat Bermuda, Intelsat, Ltd. and some or all of their subsidiaries, as well as on PanAmSat Holdco and PanAmSat Opco and certain of their subsidiaries, including restrictions that may limit Intelsat Sub Holdco’s, Intermediate Holdco’s, Intelsat Bermuda’s, Intelsat, Ltd.’s, PanAmSat Holdco’s, PanAmSat Opco’s or their respective subsidiaries’ ability to engage in acts that may be in our long-term best interests. The senior secured credit facilities of Intelsat Sub Holdco and PanAmSat Opco include a financial covenant that requires the applicable borrower not to exceed a maximum senior secured leverage ratio.

In addition, the senior secured credit facilities require the applicable borrower to use a portion of the proceeds of certain asset sales, in excess of a specified amount, that are not reinvested in its business to repay indebtedness under such facilities.

The credit agreements governing the senior secured credit facilities and Intelsat Bermuda’s new senior unsecured credit facility and the indentures governing our existing notes and our other outstanding indebtedness include covenants restricting, among other things, the ability of Intelsat Sub Holdco, Intelsat Bermuda, Intermediate Holdco, PanAmSat Holdco and PanAmSat Opco, or their respective subsidiaries, to:

•	incur or guarantee additional debt or issue disqualified stock;

•	pay dividends, or make redemptions, repurchases or distributions, with respect to ordinary shares or capital stock;

•	create or incur certain liens;

•	make certain loans or investments;

•	engage in mergers, acquisitions, amalgamations, asset sales and sale and leaseback transactions; and

•	engage in transactions with affiliates.

These covenants are subject to a number of qualifications and exceptions.

The operating and financial restrictions and covenants in our existing debt agreements and any future financing agreements, may adversely affect our ability to finance future operations or capital needs or to engage in other business activities. A breach of any of the restrictive covenants in the Intelsat Sub Holdco senior secured credit facilities, the PanAmSat Opco secured credit facilities or the new Intelsat Bermuda unsecured credit facility could result in a default under the applicable credit facilities. If any such default occurs, the lenders under the applicable credit facilities may elect to declare all outstanding borrowings, together with accrued interest and other fees, to be immediately due and payable, enforce their security interest or require us to apply all available cash to repay these borrowings. If this occurred under our senior secured credit facilities, this would result in an event of default under our existing notes and Intelsat Bermuda’s new senior unsecured credit facility. The lenders under the senior secured credit facilities will also have the right in these circumstances to terminate any commitments they have to fund further borrowings. If Intelsat Sub Holdco or PanAmSat Opco were unable to repay outstanding borrowings when due, the lenders under the applicable senior secured credit facilities would have the right to proceed against the collateral granted to them to secure the debt owed to them. If the debt under one or both of these secured credit facilities or the new senior unsecured credit facility were to be accelerated, our assets might not be sufficient to repay such debt in full or to repay the notes and our other debt. See “Description of Other Indebtedness” and “Description of the Notes.”

You should not expect Intelsat, Ltd. or Intelsat Bermuda to participate in making any payments in respect of the notes or the guarantee.

Intelsat, Ltd. is a co-obligor on the notes and Intelsat Bermuda is a guarantor of the notes but you should not assign any value to such obligation and guarantee. Intelsat, Ltd. and Intelsat Bermuda are holding companies the only assets of which are the shares of direct wholly owned subsidiaries. Intelsat, Ltd. and Intelsat Bermuda are dependent for the service of its indebtedness on the ability of Intelsat Sub Holdco and PanAmSat Opco and their respective subsidiaries to generate cash flow and make this cash available to Intelsat, Ltd. and Intelsat Bermuda by dividend, distribution, loan or otherwise. The covenants in the indenture governing the notes apply only to Intermediate Holdco and certain of its subsidiaries and do not apply to any direct or indirect parent of Intermediate Holdco, including Intelsat, Ltd and Intelsat Bermuda. As noted elsewhere in these “Risk Factors” and elsewhere in this prospectus, Intelsat, Ltd. and Intelsat Bermuda currently have a substantial amount of indebtedness outstanding. Any direct or indirect parent of the issuer of these notes, including Intelsat, Ltd., may be able to incur significant additional indebtedness in the future, and the indenture governing the notes does not prohibit any such entity from doing so. If any additional indebtedness is incurred by Intelsat, Ltd. or Intelsat Bermuda, the risks of servicing the indebtedness of Intelsat, Ltd. and Intelsat Bermuda will be magnified.

The notes will not be guaranteed by any of Intermediate Holdco’s subsidiaries. The assets of Intermediate Holdco’s subsidiaries may not be available to make payments on the notes.

None of Intermediate Holdco’s subsidiaries will guarantee the notes. In the event that any subsidiary becomes insolvent, liquidates, reorganizes, dissolves or otherwise winds up, holders of its indebtedness and its trade creditors generally will be entitled to payment on their claims from the assets of that subsidiary before any of those assets are made available to us. Consequently, claims in respect of the notes will be effectively subordinated to all of the liabilities of Intermediate Holdco’s subsidiaries, including trade payables, and any claims of third-party holders of preferred equity interests, if any, in Intermediate Holdco’s subsidiaries.

U.S. federal and state statutes allow courts, under specific circumstances, to void the notes and the guarantee, subordinate claims in respect of the notes and the guarantee and require noteholders to return payments received from Intermediate Holdco or Intelsat, Ltd. or Intelsat Bermuda as guarantor.

Intelsat, Ltd. is an obligor on the notes. Intelsat Bermuda will guarantee the obligations under the notes. Intermediate Holdco’s issuance of the notes, Intelsat, Ltd’s obligations in respect of the notes and the issuance of the guarantees of the Intelsat Bermuda may be subject to review under state and federal laws if a bankruptcy, liquidation or reorganization case or a lawsuit, including in circumstances in which bankruptcy is not involved, were commenced at some future date by, or on behalf of, our unpaid creditors or the unpaid creditors of Intelsat Bermuda. Under the federal bankruptcy laws and comparable provisions of state fraudulent transfer laws, a court may void or otherwise decline to enforce the notes or Intelsat Bermuda’s guaranty, or may subordinate the notes or such guaranty to our or Intelsat Bermuda’s existing and future indebtedness. While the relevant laws may vary from state to state, a court might do so if it found that when the notes were issued or when Intelsat Bermuda entered into its guaranty, or, in some states, when payments became due under the notes or such guaranty, the issuer or the guarantor received less than reasonably equivalent value or fair consideration and either:

•	was insolvent or rendered insolvent by reason of such incurrence; or

•	was engaged in a business or transaction for which its remaining assets constituted unreasonably small capital; or

•	intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they mature.

A court would likely find that Intermediate Holdco, Intelsat, Ltd. or Intelsat Bermuda did not receive reasonably equivalent value or fair consideration for the notes or such guaranty if Intermediate Holdco, Intelsat, Ltd. or Intelsat Bermuda did not substantially benefit directly or indirectly from the issuance of the notes. The measures of insolvency for purposes of these fraudulent transfer laws vary depending upon the law applied in any proceeding to determine whether a fraudulent transfer has occurred. Generally, however Intermediate Holdco, Intelsat, Ltd. or Intelsat Bermuda, as applicable, would be considered insolvent if:

•	the sum of its debts, including contingent liabilities, was greater than the fair saleable value of its assets; or

•	the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

•	it could not pay its debts as they become due.

A court might also void the notes or a guaranty, without regard to the above factors, if the court found that the notes were issued, or Intelsat Bermuda entered into its guaranty, with actual intent to hinder, delay or defraud its creditors. In addition, any payment by Intermediate Holdco, Intelsat Ltd. or Intelsat Bermuda pursuant to the notes or its guaranty could be voided and required to be returned to us or Intelsat Bermuda or to a fund for the benefit of our or

Intelsat Bermuda’s creditors, and accordingly the court might direct a holder of the notes to repay any amounts that such holder had already received from Intermediate Holdco, Intelsat, Ltd. or Intelsat Bermuda.

To the extent a court voids the notes or any of the guarantees as fraudulent transfers or holds the notes or any of the guarantees unenforceable for any other reason, holders of notes would cease to have any direct claim against Intermediate Holdco, Intelsat, Ltd. or Intelsat Bermuda. If a court were to take this action, Intermediate Holdco’s, Intelsat, Ltd.’s or Intelsat Bermuda’s assets would be applied first to satisfy Intelsat, Ltd.’s, Intermediate Holdco’s or Intelsat Bermuda’s liabilities, if any, respectively, before any portion of its assets could be applied to the payment of the notes. Sufficient funds to repay the notes may not be available from other sources.

The guarantee will contain a provision intended to limit the guarantor’s liability to the maximum amount that it could incur without causing the incurrence of obligations under its guaranty to be a fraudulent transfer. This provision may not be effective to protect the guarantee from being voided under applicable fraudulent transfer laws or may reduce the guarantor’s obligation to an amount that effectively makes the guarantee worthless.

The value of the guarantee of the notes by Intelsat Bermuda may be limited by applicable Bermuda law affecting the rights of creditors.

Intelsat Bermuda will be a guarantor of the obligations under the notes. Under Bermuda insolvency law, the liquidator, on behalf of the company, may apply to the courts to avoid a transaction entered into by that company on the grounds that the transaction constituted a fraudulent preference if the company was insolvent at the time of, or immediately after, the transaction and entered into a formal insolvency proceeding within six months of completion of the transaction. Under Bermuda law, a transaction at less than fair value and made with the dominant intention of putting property beyond the reach of creditors is voidable after an action is successfully brought by an eligible creditor for a period of up to eight years from the date of the transaction. A transaction might be challenged if it involved a gift by the company or a company received consideration of significantly less value than the benefit given by such company. A Bermuda court generally will not intervene, however, if a company entered into the transaction in good faith for the purposes of carrying on its business and there were reasonable grounds for believing the transaction would benefit the company.

In addition, under Bermuda financial assistance law, to which Intelsat Bermuda is subject, a company is prohibited from assuming a liability, in the form of a guarantee or otherwise, to assist the acquisition of its own shares where the company is insolvent or would be rendered insolvent as a result of such assistance.

Intelsat Bermuda believes that its guarantee will not be issued on terms that would amount to a transaction at less than fair value and that such guarantee will be in good faith for the purposes of carrying on its business and that there are reasonable grounds for believing that the transactions would benefit Intelsat Bermuda. Intelsat Bermuda also believes that it is solvent and that its guarantee will not render it insolvent. There can be no assurance, however, that the issue of this guarantee will not be challenged by a liquidator or an administrator of Intelsat Bermuda or that a Bermuda court would support the analysis described above.

The guarantee of the notes by Intelsat Bermuda will be limited to the maximum amount that can be guaranteed without rendering the guarantee voidable or otherwise ineffective under applicable laws relating to insolvency, financial assistance, ultra vires or similar laws or regulations affecting the rights of creditors generally. As a result, the liability of Intelsat Bermuda under its guarantee could be reduced to zero, depending upon the amount of its obligations.

Intermediate Holdco may not be able to repurchase notes upon a change of control.

The indenture requires Intermediate Holdco to offer to repurchase some or all of the notes when certain change of control events occur. If Intermediate Holdco experiences a change of control, you will have the right to require Intermediate Holdco to repurchase your notes at a purchase price in cash equal to 101% of the principal amount of your notes plus accrued and unpaid interest, if any. The senior secured credit facilities also provide that a change of control as defined therein constitutes an event of default. Any future credit agreement or other agreements relating to senior indebtedness to which Intermediate Holdco becomes a party may contain similar provisions. If Intelsat Sub Holdco experiences a change of control that triggers a default under the senior secured credit facilities, Intelsat Sub Holdco could seek a waiver of such default or seek to refinance the senior secured credit facilities. In the event that Intelsat Sub Holdco does not obtain such a waiver or refinance the senior secured credit facilities, such default could result in amounts outstanding under the senior secured credit facilities being declared due and payable. In the event that Intermediate Holdco experiences a change of control that results in Intermediate Holdco having to repurchase notes, Intermediate Holdco may not have sufficient financial resources to satisfy all of its obligations under the senior secured credit facilities and the notes and Intelsat Sub Holdco may not be able to distribute amounts to Intermediate Holdco to repurchase the notes because of restrictions in its debt instruments. In addition, the change of control covenant in the indenture does not cover all corporate reorganizations, mergers or similar transactions and may not provide you with protection in a highly leveraged transaction. See “Description of the Notes—Change of Control.”

There has not been, and may not be, a public market for the notes.

The notes will be new issues of securities for which there is currently no market. We cannot guarantee the future development of a market for the notes or the ability of holders to sell, or the price at which holders may be able to sell, their notes. If the notes are traded after their initial issuance, they may trade at a discount from their initial offering price, depending upon prevailing interest rates, the market for similar securities and other factors. The initial purchasers of the original notes have informed us that, subject to applicable laws and regulations, they currently intend to make a market in the notes. However, the initial purchasers are not obligated to do so, and any market making by them may be discontinued at any time without notice. Therefore, no assurance can be given as to whether an active trading market will develop for the notes or, if a market develops, whether it will continue.

We do not intend to apply for listing of the notes on any securities exchange or for quotation through Nasdaq.

Because Intermediate Holdco, Intelsat, Ltd. and Intelsat Bermuda are incorporated under the laws of countries outside of the United States, and certain of their directors and officers reside outside of the United States, it may be difficult for you to enforce judgments against Intermediate Holdco, Intelsat, Ltd. and Intelsat Bermuda or their directors and officers.

Certain of the directors and officers of Intermediate Holdco, Intelsat, Ltd. and Intelsat Bermuda reside outside of the United States. As a result, it may be difficult for investors to effect service of process on Intermediate Holdco, Intelsat, Ltd., Intelsat Bermuda or those persons in the United States or to enforce in the United States judgments obtained in U.S. courts against Intermediate Holdco, Intelsat, Ltd., Intelsat Bermuda or those persons based on the civil liability provisions of the U.S. securities laws. Uncertainty exists as to whether courts in Bermuda will enforce judgments obtained in other jurisdictions, including the United States, against the Intermediate

Holdco, Intelsat, Ltd. or Intelsat Bermuda or the directors or officers under the securities laws of those jurisdictions or entertain actions in those jurisdictions against Intermediate Holdco, Intelsat, Ltd. or Intelsat Bermuda or the directors or officers under the securities laws of other jurisdictions.

Risk Factors Relating to Our Business

We are subject to significant competition both within the FSS sector and from other providers of communications capacity, such as fiber optic cable capacity. Competition from other telecommunications providers could have a material adverse effect on our business and could prevent us from implementing our business strategy and expanding our operations as planned.

We face significant competition in the FSS industry in different regions around the world. We compete against other satellite operators and against suppliers of ground-based communications capacity. The increasing availability of satellite capacity and capacity from other forms of communications technology has created an excess supply of telecommunications capacity in certain regions. Competition in the FSS industry lowers prices, which can reduce our operating margins and the cash available to fund our operations and service our debt obligations. In addition, there has been a trend toward consolidation of major FSS providers as customers increasingly demand more robust distribution platforms with network redundancies and worldwide reach, and we expect to face increased competition as a result of this trend. Our direct competitors are likely to continue developing and launching satellites with greater power and more transponders, which may create satellite capacity at lower costs. In order to compete effectively, we may have to invest in similar technology.

We also face challenges to our business apart from these industry trends that our competition may not face. A significant portion of our revenue is derived from channel services. Since fiber optic cable capacity, when available, is at substantially lower prices than satellite capacity for the same routes, competition from fiber optic cable has resulted in a migration of our point-to-point customers from satellite to fiber optic cable on certain routes. We have experienced erosion in our revenue from point-to-point services in recent years due to the build-out of fiber optic cable capacity, and we expect this erosion to continue. Some other FSS operators have service mixes that are less dependent on point-to-point connectivity than our current service mix. Our plan to address this erosion and sustain our business includes expanding our customer base in point-to-multipoint services, such as video, and growing our managed solutions business.

In addition, we believe that there are many companies that are seeking ways to improve the ability of existing land-based infrastructure, such as fiber optic cable, to transmit signals. Any significant improvement or increase in the amount of land-based capacity, particularly with respect to the existing fiber optic cable infrastructure and point-to-point applications, may cause our video services customers to shift their transmissions to land-based capacity or make it more difficult for us to obtain new customers. If fiber optic cable networks or other ground-based high-capacity transmission systems are available to service a particular point, that capacity, when available, is generally less expensive than satellite capacity. As land-based telecommunications services expand, demand for some satellite-based services may be reduced.

Failure to compete effectively with other FSS operators and to adapt to new competition and new technologies or failure to implement our business strategy while maintaining our existing business would result in a loss of revenue and a decline in profitability, a decrease in the value of our business and a downgrade of our credit ratings, which would restrict our access to the capital markets.

The market for fixed satellite services may not grow or may shrink and therefore we may not be able to attract new customers, retain our existing customers or implement our strategies to grow our business. In addition, pricing pressures may have an adverse impact on FSS sector revenues.

The FSS sector, as a whole, is currently expected to experience relatively flat to moderate growth over the next few years. However, the market for fixed satellite services may not grow or may shrink. Competing technologies, such as fiber optic cable, are continuing to adversely affect the point-to-point segment of the FSS sector, which has historically represented the largest component of Prior Intelsat’s revenue. In the point-to-multipoint segment, the global economic downturn, the transition of video traffic from analog to digital and continuing improvements in compression technology have negatively impacted demand for certain fixed satellite services. Developments that we expect to support the growth of the satellite services industry, such as continued growth in data traffic and the proliferation of HDTV and niche programming, may fail to materialize or may not occur in the manner or to the extent we anticipate. Any of these industry dynamics could negatively affect our operations and financial condition.

Because the market for fixed satellite services may not grow or may shrink, we may not be able to attract customers for the managed solutions that we are providing as part of our strategy to sustain our business. Reduced growth in the FSS sector may also adversely affect our ability to retain our existing customers. A shrinking market could reduce the number and value of our customer contracts and would have a material adverse effect on our business and results of operations. In addition, there could be a substantial negative impact on our credit ratings and our ability to access the capital markets.

Pricing trends in recent years have negatively impacted our revenue. In particular, pricing pressure for services in the Asian and Latin American markets due to overcapacity and regional economic downturns has negatively impacted FSS operators’ revenue in these markets. Pricing may not stabilize in the Asian and Latin American markets, which may impact overall revenues for the FSS sector.

Our financial condition could be materially and adversely affected if we were to suffer a loss that is not adequately covered by insurance.

Prior Intelsat currently does not insure the in-orbit operations of any of its 27 satellites, the net book value of which was approximately $2.65 billion as of March 31, 2006. As of March 31, 2006, 17 of PanAmSat’s 23 satellites were uninsured and had a total net book value and other insurable costs, which includes certain sales-type leases plus the estimated amount of warranty liabilities related to transponders sold outright, less incentive obligations, of approximately $872.5 million. PanAmSat’s current satellite insurance does not protect it against all satellite-related losses that it may experience. One of PanAmSat’s insured satellites is covered by a policy with significant exclusions or exceptions to coverage for failures of specific components identified by the underwriters as at risk for possible failure, which we refer to as Significant Exclusion Policies, and some of PanAmSat’s insured satellites are covered by policies with deductibles related to specific components identified by the insurers as the most likely to fail or by a policy with a lower coverage amount than the carrying value of its insurable costs. As of March 31, 2006, PanAmSat had in effect launch and in-orbit policies covering six satellites in the aggregate amount of approximately $516.0 million, one of which was covered by Significant Exclusion Policies. Any claims under existing policies are subject to settlement with the insurers. PanAmSat does not generally obtain insurance to cover the risk of revenues lost as a result of satellite anomalies, and therefore if insurance were to cover a loss relating to a launch or in-orbit failure, PanAmSat would not be adequately compensated for lost revenues attributable to that loss. As of March 31, 2006, the total net book value of PanAmSat’s satellites and other insurable costs totaled approximately $1,452.1 million.

As PanAmSat’s insurance policies expire, we may elect to reduce or eliminate insurance coverage relating to certain of our satellites to the extent permitted by PanAmSat’s debt agreements if, in our view, exclusions make such policies ineffective or the costs of coverage make such insurance impractical and if we believe that we can more reasonably protect our business through the use of in-orbit spare satellites, backup transponders and self-insurance. A partial or complete failure of a revenue-producing satellite, whether insured or not, could require additional, unplanned capital expenditures, an acceleration of planned capital expenditures, interruptions in service, a reduction in contracted backlog and lost revenue and could have a material adverse effect on our business.

We maintain third-party liability insurance. This insurance, however, may not be adequate or available to cover all third-party liability damages that may be caused by any of our satellites, and we may not in the future be able to renew our third-party liability coverage on reasonable terms and conditions, if at all.

We have several large customers and the loss of, or default by, any one of them could materially reduce our revenue and materially adversely affect our business.

We rely on a limited number of customers to provide a substantial portion of our revenues and contracted backlog. For the three months ended March 31, 2006 and the year ended December 31, 2005, Prior Intelsat’s ten largest customers and their affiliates represented approximately 23% and 22%, respectively, of its revenue. In addition, for the same period, PanAmSat’s ten largest customers and their affiliates represented approximately 38% and 37%, respectively, of its revenue. The loss of, or default by, any of these customers could significantly affect our revenue and operating margins.

Some customers have in the past defaulted and, although we monitor our larger customers’ financial performance and seek deposits, guarantees and other methods of protection against default where possible, our customers may in the future default on their obligations to us due to bankruptcy, lack of liquidity, operational failure or other reasons. Defaults by any of our larger customers or by a group of smaller customers who, collectively, represent a significant portion of our revenues could adversely affect our revenues, operating margins and cash flows. If our backlog is reduced due to the financial difficulties of our customers, our revenue and operating margins would be further negatively impacted.

We may not be able to successfully integrate PanAmSat or other new businesses into our business, or complete other strategic transactions, which may prevent us from implementing strategies to grow our business.

We may be unable to successfully integrate the personnel and operations of PanAmSat into Prior Intelsat’s business. In addition, we may be unable to achieve the operational synergies or other cost savings and benefits that we had anticipated in the expected timeframe or at all. We may incur significant costs in connection with the integration of PanAmSat, and our management’s attention will be focused, in part, on the integration process for the foreseeable future.

We intend to continue to evaluate and pursue other strategic transactions that can, among other things, broaden our customer base, provide enhanced geographic presence and provide complementary technical and commercial capabilities. Successful completion of any strategic transaction we identify depends on a number of factors that are not entirely within our control, including our ability to negotiate acceptable terms, conclude satisfactory agreements and obtain all necessary regulatory approvals. In addition, we may need to finance any strategic transaction that we identify, and may not be able to obtain the necessary financing on satisfactory terms and within the timeframe that would permit a transaction to proceed. We may also fail to discover liabilities of a business or operating or other problems prior to completing a transaction. We could experience adverse accounting and financial consequences, such as the need to make large provisions against the acquired assets or to write down acquired assets. We might also experience a dilutive effect on our earnings. In addition, depending on how any such transaction is structured, there may be an adverse impact on our capital structure. We may incur significant costs arising from our efforts to engage in strategic transactions, and such costs may exceed the returns that we realize from a given transaction. Moreover, these expenditures may not result in the successful completion of a transaction.

We could be prevented from, or significantly delayed in, achieving our strategic goals if we are unable to complete strategic transactions or to integrate new businesses, such as PanAmSat, successfully into our business. Any strategic transactions that we do complete, including the PanAmSat Acquisition Transactions, may not promote our business strategy, may negatively affect the value of our business or may adversely affect our prospects for long-term growth.

Our business is capital intensive, and we may not be able to raise adequate capital to finance our business strategies, or we may be able to do so only on terms that significantly restrict our ability to operate our business.

Implementation of our business strategy requires a substantial outlay of capital. As we pursue our business strategies and seek to respond to opportunities and trends in our industry, our actual capital expenditures may differ from our expected capital expenditures and there can be no assurance that we will be able to satisfy our capital requirements in the future. Other than in connection with the completion of the PanAmSat Acquisition Transactions, we currently expect that the majority of our liquidity requirements in 2006 will be satisfied by cash on hand and cash generated from our operations. However, if we determine we need to obtain additional funds through external financing and are unable to do so, we may be prevented from fully implementing our business strategy.

The availability and cost to us of external financing depend on a number of factors, including our credit rating and financial performance and general market conditions. Both our credit ratings, which, for Prior Intelsat and PanAmSat, were downgraded by Moody’s (as defined in this prospectus under “Description of the Notes”) and by S&P (as defined in this prospectus under “Description of the Notes”) in June 2006, and our ability to obtain financing generally may be influenced by the supply and demand characteristics of the telecommunications sector in general and of the FSS sector in particular. Declines in our expected future revenue under contracts with customers and challenging business conditions faced by our customers are among the other factors that may adversely affect our credit. Other factors that could impact our credit rating include the amount of debt in our current capital structure, activities associated with our strategic initiatives, our expected future cash flows and the capital expenditures required to execute our business strategy. The overall impact on our financial condition of any transaction that we pursue may be negative or may be negatively perceived by the financial markets and ratings agencies and may result in adverse rating agency actions with respect to our credit rating. A credit rating downgrade or deterioration in our financial performance could limit our ability to obtain financing or could result in any such financing being available only at greater cost or on more restrictive terms than might otherwise be available.

Our indentures and the agreements related to Intelsat Sub Holdco’s senior secured credit facilities impose restrictions on us that may limit our flexibility in conducting our business and implementing our strategies. For example, Intelsat Sub Holdco’s senior secured credit facilities contain financial and operating covenants that, among other things, require the applicable borrower to not exceed a maximum senior secured leverage ratio and limit their ability to pledge their assets as security for additional borrowings. These restrictions will likely make it more difficult for us to obtain further external financing if we require it and could significantly restrict our ability to operate our business.

We may become subject to unanticipated tax liabilities that may have a material adverse effect on our results of operations.

Intelsat, Ltd., Intermediate Holdco, Intelsat Bermuda and certain of their subsidiaries are Bermuda-based companies, and we believe that a significant portion of the income derived from our communications network will not be subject to tax in Bermuda, which currently has no corporate income tax, or in other countries in which we conduct activities or in which our customers are located, including the United States and the United Kingdom. However, this belief is based on the anticipated nature and conduct of our business, which may change. It is also based on our current position under the tax laws of the countries in which we have assets or conduct activities. This position is subject to review and possible challenge by taxing authorities and to possible changes in law that may have retroactive effect. For example, Prior Intelsat and its non-U.S. subsidiaries intend to conduct their operations (and believe they have conducted their operations to date) so that Intelsat, Ltd. and its non-U.S. subsidiaries will not be (and have not been) engaged in a trade or business within the United States and will not earn (and have not earned) income effectively connected with such a business that would be subject to U.S. federal income tax. However, the U.S. Internal Revenue Service may conclude that Intelsat, Ltd. and its non-U.S. subsidiaries have engaged in a trade or business within the United States. Such a determination could result in a substantial unanticipated tax liability for us.

In September 2005, the U.S. Department of the Treasury issued proposed regulations with respect to the source of international and other types of communications income. If the regulations are adopted in the form proposed, under certain circumstances we may become subject to U.S. tax on a significant portion of our income that is currently not subject to such taxation, possibly even if we are not found to have engaged in a trade or business within the United States or to have had an office or other fixed place of business in the United States.

The extent to which certain taxing jurisdictions may require us to pay tax or to make payments in lieu of tax cannot be determined in advance. In addition, our operations and payments due to us may be affected by changes in taxation, including retroactive tax claims or assessments of withholding on amounts payable to us or other taxes assessed at the source, in excess of the taxation we anticipate based on business contacts and practices and the current tax regimes. Our results of operations could be materially adversely affected if we become subject to a significant amount of unanticipated tax liabilities.

We are subject to political, economic and other risks due to the international nature of our operations.

We provide communications services in over 200 countries and territories, and we believe that this fact distinguishes us from other satellite operators. Accordingly, we may be subject to greater risks than other satellite operators as a result of the international nature of our business operations. We could be harmed financially and operationally by tariffs, taxes and other trade barriers that may be imposed on our services, or by political and economic instability in the countries in which we provide service. If we ever need to pursue legal remedies against our customers or our business partners located outside of Bermuda, the United States or the United Kingdom, it may be difficult for us to enforce our rights against them.

Almost all of our customers are required to pay for our services in U.S. dollars. Fluctuations in the value of non-U.S. currencies may make payment in U.S. dollars more expensive for our non-U.S. customers. In addition, our non-U.S. customers may have difficulty obtaining U.S. currency and/or remitting payment due to currency exchange controls.

Our Investors control us and may have conflicts of interest with you in the future.

The Investors, together with certain members of our combined management, currently beneficially own nearly 100% of Intelsat Holdings, which owns Intelsat, Ltd. The Investors will have control over our decisions to enter into any corporate transaction and have the ability to prevent any transaction that requires the approval of shareholders. For example, the Investors could cause us to make acquisitions that increase the amount of our indebtedness. Additionally, the Investors are in the business of making investments in companies and may from time to time acquire and hold interests in businesses that compete directly or indirectly with us. The Investors may also pursue acquisition opportunities that may be complementary to our business, and, as a result, those acquisition opportunities may not be available to us. So long as the Investors continue to own a significant amount of the equity of Intelsat Holdings, they will continue to be able to strongly influence or effectively control our decisions.

Compliance with the Sarbanes-Oxley Act is likely to increase our operating expenses. As part of our compliance with applicable provisions of the Sarbanes-Oxley Act, we have identified a material weakness in our internal controls that could affect our ability to ensure timely and reliable financial reports. If we fail to comply with the Sarbanes-Oxley Act, our business could be materially adversely affected.

The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC, have required, and will require, changes to some of our corporate governance practices. These changes include developing financial and disclosure processes that satisfy Section 404 of the Sarbanes-Oxley Act. We expect that these new rules and regulations will increase our legal and financial compliance costs and will make some activities more difficult, time consuming and costly. We also expect that these new rules and regulations could make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee, and to attract and retain qualified executive officers. If we are unable to comply with the Sarbanes-Oxley Act and related rules and regulations, our business could be materially adversely affected.

Prior Intelsat carried out an evaluation of the effectiveness of the design and operation of its “disclosure controls and procedures,” as defined in the rules of the Securities Exchange Act of 1934, as amended. Because of a material weakness in Prior Intelsat’s internal control over financial reporting related to financial reporting processes, Prior Intelsat concluded that as of March 31, 2006 its disclosure controls and procedures were not effective.

The material weakness relates to the fact that Prior Intelsat did not maintain effective controls over its period-end reporting processes. In particular, Prior Intelsat had (i) ineffective controls over the documentation, authorization, and review of journal entries; (ii) ineffective controls to ensure the completeness of certain general ledger account reconciliations conducted in connection with the period-end financial reporting process; and (iii) ineffective controls to ensure the accuracy of condensed consolidating financial information for guarantors and non-guarantors of certain of Prior Intelsat’s and its subsidiaries’ debt.

In an effort to address the material weakness, Prior Intelsat has implemented, or is in the process of implementing, the following remedial steps:

•	Prior Intelsat appointed Jeffrey Freimark as Chief Financial Officer effective in May 2006. Mr. Freimark is now reviewing the circumstances that led to the material weakness and is evaluating the accounting processes described below;

•	Prior Intelsat has engaged consultants to assist its accounting and finance department with the management and implementation of controls surrounding its accounting processes;

•	Prior Intelsat expects to hire additional experienced accounting personnel, and will continue to engage consultants until such personnel are hired;

•	Prior Intelsat has begun to conduct an assessment and review of its accounting general ledger system to determine what changes can be made to improve its overall control environment with respect to intercompany transactions and journal entries;

•	Prior Intelsat has begun to formalize the monthly account reconciliation process for all significant balance sheet accounts. Prior Intelsat is also implementing a formal review of these reconciliations by senior accounting management and its accounting consultants;

•	Prior Intelsat has begun a process of implementing improved procedures for reviewing and documenting support for journal entries. The implementation of these procedures commenced in the second quarter of 2006 and we expect to continue implementing improved procedures throughout 2006;

•	Prior Intelsat provided training during the second quarter of 2006 to its finance and accounting personnel for timely and accurate preparation, and management review of, documentation to support its financial reporting and period-end close procedures.

While Prior Intelsat has begun to take actions to address the items identified, additional measures may be necessary, particularly in light of the Panamsat Acquisition Transactions, and these measures along with other measures Prior Intelsat expects to take to improve its internal controls may not be sufficient to address the issues identified by it to ensure that its internal controls are effective.

We believe that our business realized certain advantages as a result of Prior Intelsat being operated by the IGO. Our business no longer enjoys these advantages following the privatization of Prior Intelsat.

Prior to July 18, 2001, Prior Intelsat’s business was operated by the International Telecommunications Satellite Organization, referred to as the IGO. We believe that our business realized advantages as a result of being operated by the IGO since the IGO’s owners held investment share in the IGO and were the IGO’s principal customers. Because the IGO’s owners were able to purchase investment share in the IGO based on their percentage use of the IGO’s satellite system, many of our customers had an incentive to use the IGO’s system. Because ownership of our ordinary shares is no longer connected to our customers’ use of our system, our customers may increase their use of the systems of other telecommunications services providers, which could negatively impact our future revenue and profitability.

Some provisions of the service agreements we entered into with customers as part of Prior Intelsat’s privatization are unfavorable to us.

In connection with the privatization of Prior Intelsat, we entered into various contractual arrangements with our customers that contained provisions unfavorable to us. We agreed to provide price protection for some of our customers, primarily those from low income or low teledensity countries, pursuant to lifeline connectivity obligation, or LCO, contracts. LCO protection can continue until July 18, 2013.

The contractual restrictions described above could have an adverse effect on our ability to compete effectively and to implement our business strategies.

Risks Relating to Our Industry

We may experience in-orbit satellite failures or degradations in performance that could impair the commercial performance of our satellites, which could lead to lost revenue, an increase in our cash operating expenses, lower operating income or lost backlog.

Satellites utilize highly complex technology and operate in the harsh environment of space and, accordingly, are subject to significant operational risks while in orbit. These risks include malfunctions, commonly referred to as anomalies, that have occurred in our satellites and the satellites of other operators as a result of:

•	the satellite manufacturer’s error, whether due to the use of new and largely unproven technology or simply due to a manufacturing defect;

•	problems with the power systems of the satellites, including:

•	circuit failures or other array degradation causing reductions in the power output of the solar arrays on the satellites, which could require us to forego the use of some transponders initially and to turn off additional transponders in later years; and/or

•	failure of the cells within the batteries, whose sole purpose is to power the payload and spacecraft operations during the daily eclipse periods which occur for brief periods of time during two 40-day periods around March 21 and September 21 of each year; and

•	problems with the control systems of the satellites, including:

•	failure of the primary and/or backup spacecraft control processor, or SCP;

•	failure of the Xenon-Ion Propulsion Systems, or XIPS, used on certain Boeing satellites that have been launched by PanAmSat, which is an electronic propulsion system that maintains the spacecraft’s proper in-orbit position; and

•	general failures resulting from operating satellites in the harsh space environment.

We have experienced anomalies in each of the categories described above. Although we work closely with the satellite manufacturers to determine and eliminate the cause of these anomalies in new satellites and provide for on-satellite backups for certain critical components to minimize or eliminate service disruptions in the event of failure, we may experience anomalies in the future, whether of the types described above or arising from the failure of other systems or components. We could experience equipment or subsystem failures due to design, manufacturing or assembly errors that were not discovered before launch, premature component failure or wear out, and/or the harsh environment of space. These anomalies can manifest themselves in scale from minor reductions of equipment redundancy to marginal reductions in capacity to complete satellite failure. Some of our satellites have experienced significant anomalies in the past and some have components that are now known to be susceptible to similar significant anomalies. Each of these are discussed in “Business—Our Network—In-Orbit Satellites.” An on-satellite backup may not be available upon the occurrence of such an anomaly.

Any single anomaly or series of anomalies could materially and adversely affect our operations, our revenues, our relationship with our current customers and our ability to attract new customers for our satellite services. In particular, future anomalies may result in the loss of individual transponders on a satellite, a group of transponders on that satellite or the entire satellite, depending on the nature of the anomaly and the availability of on-satellite backups. Anomalies and our estimate of their future effect may also cause a reduction of the expected service life of a satellite and contracted backlog. Anomalies may also cause a reduction of the revenues generated by that satellite or the recognition of an impairment loss. Finally, the occurrence of anomalies may adversely affect our ability to insure our satellites at commercially reasonable premiums, if at all. While some anomalies on PanAmSat’s satellites are covered by insurance policies, others are not or may not be covered, and anomalies on Intelsat’s satellites are not currently covered. See “—Risk Factors Relating to Our Business—Our financial condition could be materially and adversely affected if we were to suffer a loss that is not adequately covered by insurance”.

Intelsat. Prior Intelsat has experienced some technical problems with its current satellite fleet. Most of these problems have been component failures and anomalies, such as recent anomalies in the north electrical distribution system of the IA-7 satellite, and in our IS-804 satellite, described elsewhere in this prospectus. Prior Intelsat participated in a failure review board with manufacturer Space Systems/Loral, Inc., referred to as SS/L, to investigate the cause of the IA-7 satellite anomaly. The board identified the likely root cause of the anomaly as a design flaw that is affected by a number of parameters and in some extreme cases can result in an electrical system anomaly. This design flaw exists on three of our satellites, IA-7, IA-6 and PAS-8.

In addition, the IS-804 satellite experienced a sudden and unexpected electrical power system anomaly that resulted in the total loss of the satellite. Prior Intelsat established and participated in a failure review board with manufacturer Lockheed Martin Corporation to investigate the cause of the IS-804 anomaly. The IS-804 satellite was a Lockheed Martin 7000 series (“LM 7000 series”) satellite, and we operate three other satellites in the LM 7000 series, the IS-801, IS-802 and IS-805 satellites. The failure review board released its report in November 2005. We believe, based on the failure review board’s analysis, that the IS-804 failure is not likely to have been caused by an IS-804 specific workmanship or hardware element, but is most likely caused by a high current event in the battery circuitry triggered by an electrostatic discharge that propagated to cause the sudden failure of the high voltage power system. Further, we believe that although this risk exists for our other LM 7000 series satellites, the risk to any individual satellite is low. We do not believe that any operational steps or adjustments to our satellite deployment plan are required to mitigate the risk.

PanAmSat. PanAmSat may experience additional anomalies relating to the failure of the SCP in certain of its Boeing model 601, or BSS 601, satellites (not including our BSS 601 HP satellites), various anomalies associated with XIPS in its BSS 601 HP satellites or a progressive degradation of the solar arrays in certain of its Boeing model 702, or BSS 702, satellites.

Three of PanAmSat’s BSS 601 satellites that it operated in the past, as well as BSS 601 satellites operated by others, have experienced a failure of the primary and backup SCPs. On January 15, 2006, PanAmSat’s Galaxy 3R satellite, operating in an inclined orbit at 74 degrees WL, experienced an anomaly of its back-up SCP and was taken out of service. This satellite had $0 net book value as of December 31, 2005 and this event is not expected to have a material impact on our future operations or financial results. One of the BSS 601 satellites that PanAmSat currently operates has experienced a failure of the primary SCP.

Certain of the BSS 601 HP satellites have experienced various problems associated with their XIPS. PanAmSat operate seven satellites of this type. Three of PanAmSat’s currently-operated BSS 601 HP satellites have experienced failures of both XIPS. PanAmSat may in the future experience similar problems associated with XIPS or other propulsion systems on its satellites. In 2004, based on a review of available data, PanAmSat reduced its estimate of the service life of one of its BSS 601 HP satellites, PAS-9, and as a result, PanAmSat accelerated depreciation expense related to this satellite.

Two of the three BSS 702 satellites that PanAmSat operates, as well as BSS 702s of a similar design operated by others, have experienced a progressive degradation of their solar arrays causing a reduction in output power. Along with the manufacturer, PanAmSat continually monitors the problem to determine its cause and its expected effect. The power reduction may require PanAmSat to permanently turn off certain transponders on the affected satellites to allow for the continued operation of other transponders, which could result in a loss of revenues, or may result in a reduction of the satellite’s service life. Due to this continued degradation, based on a review of available data, in 2004 PanAmSat reduced its estimate of the service lives of both satellites.

We may experience a launch failure or other satellite damage or destruction during launch, which could result in a total or partial satellite loss. A new satellite could also fail to achieve its designated orbital location after launch. Any such loss of a satellite could negatively impact our business plans and could reduce our revenue.

Satellites are subject to certain risks related to failed launches. Launch failures result in significant delays in the deployment of satellites because of the need both to construct replacement satellites, which can take 24 months or longer, and to obtain other launch opportunities. Such significant delays could materially and adversely affect our operations and our revenues. In addition, significant delays could give customers who have purchased or reserved capacity on that satellite a right to terminate their service contracts relating to the satellite. We may not be able to accommodate affected customers on other satellites until a replacement satellite is available. A customer’s termination of its service contracts with us as a result of a launch failure would reduce our contracted backlog. Delay caused by launch failures may also preclude us from pursuing new business opportunities and undermine our ability to implement our business strategy.

Launch vehicles may also under-perform, in which case the satellite may still be placed into service by using its onboard propulsion systems to reach the desired orbital location, resulting in a reduction in its service life. In addition, although we have had launch insurance on all of our launches to date, if we were not able to obtain launch insurance on reasonable terms and a launch failure were to occur, we would directly suffer the loss of the cost of the satellite and related costs, which could be as much as $250 million.

Since 1975, Prior Intelsat and its predecessor, the IGO, have launched 53 satellites. Five of these 53 satellites were destroyed as a result of launch failures. In addition, one of these

53 satellites did not achieve the correct orbit upon its launch but was later rescued and placed into the correct orbit. Prior Intelsat also experienced several launch failures during the 1960s and early 1970s.

Of the 41 satellites launched by PanAmSat or its predecessors since 1983, three have resulted in launch failures. In addition, certain launch vehicles that PanAmSat has used or is scheduled to use have experienced launch failures in the past. Launch failure rates vary according to the launch vehicle used.

New or proposed satellites are subject to construction and launch delays, the occurrence of which can materially and adversely affect our operations.

The construction and launch of satellites are subject to certain delays. Such delays can result from the delays in the construction of satellites and launch vehicles, the periodic unavailability of reliable launch opportunities, possible delays in obtaining regulatory approvals and launch failures. We have in the past experienced delays in satellite construction and launch which have adversely affected our operations. Future delays may have the same effect. A significant delay in the future delivery of any satellite may also adversely affect our marketing plan for the satellite. If satellite construction schedules are not met, a launch opportunity may not be available at the time a satellite is ready to be launched. Further, any significant delay in the commencement of service of any of our satellites could enable customers who pre-purchased or agreed to lease transponder capacity on the satellite to terminate their contracts and could affect our plans to replace an in-orbit satellite prior to the end of its service life. The failure to implement our satellite deployment plan on schedule could have a material adverse effect on our financial condition and results of operations. Delays in the launch of a satellite intended to replace an existing satellite that results in the existing satellite reaching its end of life before being replaced could result in loss of business to the extent an in-orbit backup is not available.

PanAmSat has plans to launch three satellites during 2007 that will replace satellites currently in service, including the satellite which will be owned by the Horizons-2 joint venture. Any delay in the launch of any of these satellites would cause commencement of service to occur later than the end of the life of the satellite it is replacing, which could result in a loss of revenues and contracted backlog. Prior Intelsat has plans to launch one satellite, the IA-9, by the fourth quarter of 2007.

Risk Factors Relating to Regulation

We are subject to regulatory and licensing requirements in each of the countries in which we provide services, and our business is sensitive to regulatory changes in those countries.

The telecommunications industry is highly regulated, and, in connection with providing satellite capacity, ground network uplinks, downlinks and other value-added services to our customers, we need to maintain regulatory approvals, and from time to time obtain new regulatory approvals, from various countries. Obtaining and maintaining these approvals can involve significant time and expense. If we cannot obtain or are delayed in obtaining the required regulatory approvals, we may not be able to provide these services to our customers or expand into new services. In addition, the laws and regulations to which we are subject could change at any time, thus making it more difficult for us to obtain new regulatory approvals or causing our existing approvals to be revoked. Because the regulatory schemes vary by country, we may also be subject to regulations of which we are not presently aware and could be subject to sanctions by a foreign government that could materially and adversely affect our operations in that country. If we cannot comply with the laws and regulations that apply to us, we could lose our revenue from services provided to the countries and territories covered by these laws and regulations and be subject to criminal or civil sanctions.

If we do not maintain regulatory authorizations for our existing satellites or obtain authorizations for our future satellites, we will not be able to operate our existing satellites or expand our operations.

Our operation of existing satellites is authorized and regulated by the U.S. Federal Communications Commission, referred to as the FCC, the U.K. Office of Communications, referred to as Ofcom, the Papua New Guinea Telecommunication Authority, referred to as PANGTEL, and the telecommunications ministry of Japan. If we do not maintain authorizations for our existing satellites, we would not be able to operate the satellites covered by those authorizations, unless we obtained authorization from another licensing jurisdiction. Some of our authorizations provide waivers of technical regulations. If we do not maintain these waivers, we would be subject to operational restrictions or interference that would affect our use of existing satellites. Loss of a satellite authorization could cause us to lose the revenue from services provided by that satellite at a particular orbital location to the extent these services cannot be provided by satellites at other orbital locations.

Our launch and operation of planned satellites requires additional regulatory authorizations from the FCC or a non-U.S. licensing jurisdiction, some of which we have already obtained. If we do not obtain any required authorizations in the future, we would not be able to operate our planned satellites. If we obtain a required authorization but we do not meet milestones regarding the construction, launch and operation of a satellite by deadlines that may be established in the authorization, we could lose our authorization to operate a satellite using certain frequencies in an orbital location. Any authorizations we obtain may also impose operational restrictions or permit interference that could affect our use of planned satellites.

If we do not occupy unused orbital locations by specified deadlines, or do not maintain satellites in orbital locations we currently use, those orbital locations may become available for other satellite operators to use.

Our in-orbit satellites do not currently occupy all of the orbital locations for which we have obtained regulatory authorizations. If we are unable to place satellites into currently unused orbital locations by specified deadlines and in a manner that satisfies ITU or national regulatory requirements, or if we are unable to maintain satellites at the orbital locations that we currently use, we may lose our rights to use these orbital locations and the locations could become available for other satellite operators to use. We cannot operate our satellites without a sufficient number of suitable orbital locations in which to place the satellites. The loss of one or more of our orbital locations could negatively affect our plans and our ability to implement our business strategy.

Coordination results may adversely affect our ability to use a satellite at a given orbital location for our proposed service or coverage area.

We are required to register our satellites at the International Telecommunication Union, referred to as the ITU, and to coordinate our use of satellites at particular orbital locations in order to avoid interference to or from other satellites. The results of coordination may adversely affect our use of satellites at particular orbital locations. If we are unable to coordinate our satellites by specified deadlines, we may not be able to use a satellite at a given orbital location for our proposed service or coverage area. The use of our satellites may also be temporarily or permanently adversely affected if the operation of adjacent satellite networks does not conform to coordination agreements in a way that the acceptable interference levels are exceeded (e.g. due to operational errors associated with the transmissions to adjacent satellite networks).

Our failure to maintain or obtain authorizations under the U.S. export control and trade sanctions laws and regulations could have a material adverse effect on our business.

The export of satellites and technical information related to satellites, earth station equipment and provision of services to certain countries are subject to State Department, Commerce Department and Treasury Department regulations. If we do not maintain our existing authorizations or obtain necessary future authorizations under the export control laws and regulations of the United States, we may be unable to export technical information or equipment to non-U.S. persons and companies, including to our own non-US employees, as required to fulfill existing contracts. If we do not maintain our existing authorizations or obtain necessary future authorizations under the trade sanctions laws and regulations of the United States, we may not be able to provide satellite capacity and related administrative services to certain countries subject to U.S. sanctions. In addition, because we conduct management activities from Bermuda, our U.S. suppliers must comply with U.S. export control laws and regulations in connection with their export of satellites and related equipment and technical information to us. Our ability to acquire new satellites, launch new satellites or operate our satellites could also be negatively affected if our suppliers do not obtain required U.S. export authorizations.

If we do not maintain required security clearances from, and comply with our agreements with, the U.S. Department of Defense, we will not be able to continue to perform our obligations under classified U.S. government contracts.

To participate in classified U.S. government programs, we sought and obtained security clearances for one of our subsidiaries from the U.S. Department of Defense as required under the national security laws and regulations of the United States by entering into a proxy agreement with the U.S. government. If we do not maintain these security clearances, we will not be able to perform our obligations under any classified U.S. government contracts to which our subsidiary is a party, the U.S. government would have the right to terminate our contracts requiring access to classified information and we will not be able to enter into new classified contracts. As a result, our business could be materially adversely affected. Further, if we materially violate the terms of the proxy agreement, which limits our ability to control the operations of this subsidiary, the subsidiary holding the security clearances may be suspended or debarred from performing any government contracts, whether classified or unclassified.

FORWARD-LOOKING STATEMENTS

Some of the statements in this prospectus constitute forward-looking statements that do not directly or exclusively relate to historical facts. The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for certain forward-looking statements as long as they are identified as forward-looking and are accompanied by meaningful cautionary statements identifying important factors that could cause actual results to differ materially from the expectations expressed or implied in the forward-looking statements.

When used in this prospectus, the words “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “intend,” “potential” and “continue,” and the negative of these terms, and other similar expressions are intended to identify forward-looking statements. Examples of these forward-looking statements include, but are not limited to, statements regarding the following: our goal to sustain our leadership position in the FSS sector and enhance our free cash flow; our plan to expand the broadcast communities on selected satellites in our fleet; our belief that the DTH transmission of television programming via satellite could contribute to future growth in the demand for satellite services as programmers seek to add programming to established networks and as new networks develop; our intent to continue to evaluate and pursue strategic transactions that can broaden our customer base, provide enhanced geographic presence, provide complementary technical and commercial capabilities, further utilize our infrastructure, modify our service application mix, and create operational efficiencies; our belief that our corporate network customers increasingly require managed solutions best addressed by a network that combines space and terrestrial infrastructure; our expectation that the FSS sector will experience relatively flat to moderate growth over the next few years; with respect to video contribution, our intent to expand our hybrid infrastructure to grow our business; our expectation that growth in HDTV programming will increase the demand for wholesale satellite capacity; the trends that we believe will impact our revenue and operating expenses in the future; our intent to utilize our enhanced North American coverage as a result of the Intelsat Americas Transaction, our expectation that the positive impact of the Intelsat Americas Transaction on our revenue will continue; our current assessment as to how long the IA-7 satellite should be able to provide service on its transponders; our belief that the chances of an anomaly on the IA-6 and PAS-8 satellites similar to that on the IA-7 satellite are low; our belief that there is no connection between the IS-804 satellite anomaly and the IA-7 satellite anomaly and that the risk of an anomaly occurring to any one of our LM 7000 series satellites similar to the one that caused the IS-804 satellite anomaly is low; our current expectation that the IA-7 satellite anomaly and the total loss of the IS-804 satellite will not result in the acceleration of capital expenditures to replace the IA-7 and IS-804 satellites, respectively; our plans for satellite launches in the near term; our expected capital expenditures in 2006 and during the next several years; our belief that our balanced geographic mix provides some protection from adverse regional economic conditions; the impact on our financial position or results of operations of pending legal proceedings; our intent to utilize our enhanced capabilities as a result of the COMSAT General Transaction, to strengthen our position in the government customer sector; our belief that the COMSAT General Transaction will positively impact our revenue from lease services; the impact of the Acquisition Transactions, the Transfer Transactions and the PanAmSat Acquisition Transactions.

The forward-looking statements made in this prospectus reflect our intentions, plans, expectations, assumptions and beliefs about future events. These forward-looking statements are not guarantees of future performance or results and are subject to risks, uncertainties and other factors, many of which are outside of our control. These factors could cause actual results or developments to differ materially from the expectations expressed or implied in the forward- looking statements and include known and unknown risks. Known risks include, among others, the risks discussed in “Risk Factors,” the political, economic and legal conditions in the markets we are targeting for communications services or in which we operate and other risks and uncertainties inherent in the telecommunications business in general and the satellite communications business in particular.

Other factors that may cause results or developments to differ materially from the forward-looking statements made in this prospectus include, but are not limited to:

•	the quality and price of comparable communications services offered or to be offered by other satellite operators; and

•	the perceptions of our business, operations and financial condition and the industry in which we operate by the financial community and ratings agencies.

In connection with our acquisition of PanAmSat as described in this prospectus under “The PanAmSat Acquisition Transactions,” factors that may cause results or developments to differ materially from the forward-looking statements made in this prospectus include, but are not limited to:

•	our substantial level of indebtedness following consummation of the PanAmSat Acquisition Transactions;

•	certain covenants in our debt agreements following consummation of the PanAmSat Acquisition Transactions;

•	the ability of our subsidiaries to make distributions to us in amounts sufficient to make required interest and principal payments on the notes offered hereby;

•	a change in the health of, or a catastrophic loss during the in-orbit operations of, one or more of, the PanAmSat satellites acquired in connection with the PanAmSat Acquisition Transactions;

•	the failure to achieve our strategic objectives for the acquisition of PanAmSat; and

•	the failure to successfully integrate or to obtain expected synergies from our acquisition of PanAmSat on the expected timetable or at all.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee our future results, level of activity, performance or achievements. Because actual results could differ materially from our intentions, plans, expectations, assumptions and beliefs about the future, you are urged not to rely on forward-looking statements in this prospectus and to view all forward-looking statements made in this prospectus with caution. We do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

SERVICE OF PROCESS AND ENFORCEMENT OF LIABILITIES

We are incorporated under the laws of Bermuda. In addition, certain of our directors and officers reside outside of the United States and most of our assets and some of their assets are located outside of the United States. As a result, it may be difficult for investors to effect service of process on those persons in the United States or to enforce in the United States judgments obtained in U.S. courts against us or those persons based on the civil liability provisions of the U.S. securities laws. Uncertainty exists as to whether courts in Bermuda will enforce judgments obtained in other jurisdictions, including the United States, against us or our directors or officers under the securities laws of those jurisdictions or entertain actions in Bermuda against us or our directors or officers under the securities laws of other jurisdictions.

USE OF PROCEEDS

We will not receive any proceeds from the issuance of the notes in this exchange offer. We will pay all expenses in connection with the exchange offer.

CAPITALIZATION

The following table sets forth Prior Intelsat’s cash and cash equivalents and capitalization as of March 31, 2006 on an actual basis and on a pro forma as adjusted basis to give effect to the Transactions. You should read this table in conjunction with “Use of Proceeds,” “Selected Consolidated Financial Data,” “Unaudited Pro Forma Condensed Consolidated Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Prior Intelsat’s consolidated financial statements and their notes included elsewhere in this prospectus.

	As of March 31, 2006
	Actual	Pro Forma as Adjusted
	(dollars in millions)
Cash and cash equivalents	$359.0	$329.0

Long-term debt, including current portion: PanAmSat Opco (1)
Senior notes due 2016 (2)	$—	$575.0
Senior secured credit facilities (3)	—	1,995.2
Senior notes due 2012	—	1.2
Senior notes due 2008	—	150.0
Senior debentures due 2028	—	125.0
Senior notes due 2014	—	656.5

Total debt of PanAmSat Opco	—	3,502.9	(4)
PanAmSat Holdco
Senior discount notes due 2014	—	1.0

Total debt of PanAmSat Holdco	—	1.0
Total debt of PanAmSat	—	3,503.9
Prior Intelsat
Senior secured credit facilities (5)	345.6	345.6
Acquisition finance notes (6)	2,550.0	2,550.0
Capital lease obligations (7)	26.1	26.1
Note payable (8)	20.0	20.0
Intelsat Bermuda senior notes due 2016 (9)	—	750.0

Total debt of Intelsat Sub Holdco and subsidiaries	2,941.7	3,691.7
Senior discount notes due 2015 (10)	338.4	338.4
Intelsat Bermuda non-guaranteed notes (11)	—	1,590.0

Total debt of Intermediate Holdco and Intelsat Bermuda	338.4	1,928.4
Intelsat Bermuda new senior unsecured credit facility	—	600.0

Total debt of Intelsat Bermuda and subsidiaries	3,280.1	9,724.0
Intelsat, Ltd.
Senior notes due 2008 (12)	400.0	400.0
Senior notes due 2012 (12)	600.0	600.0
Senior notes due 2013 (12)	700.0	700.0

Total long-term debt, including current portion	4,980.1	11,424.0
Total shareholder’s deficit	(290.5)	(306.2)

Total capitalization	$4,689.6	$11,117.8

(1)	As of March 31, 2006, PanAmSat Opco’s outstanding indebtedness consisted of $1,995.2 million senior secured credit facilities, $1.2 million senior notes due 2012, $150 million 6 3/8% senior notes due 2008, $125 million 6 7/8% senior debentures due 2028 and $656.5 million senior notes due 2014.
(2)	The 9% senior notes due 2016 were issued by PanAmSat Opco in connection with the PanAmSat Acquisition Transactions.
(3)	Consists of a five-year $800.0 million Term Loan A-3 Facility, a seven-year $1,660.0 million Term Loan B-2 Facility and a $250.0 million five-year revolving credit facility (with $355.9 million, $1,639.3 million and $0, respectively, outstanding as of March 31, 2006).
(4)	The PanAmSat Opco pro forma debt amounts do not reflect the premium of $19,340 that will result from the preliminary application of purchase accounting.
(5)	Represents $345.6 million of outstanding borrowings under the secured term loan B facility of our senior secured credit facilities as of March 31, 2006, for which Intelsat Sub Holdco is the obligor. The senior secured credit facilities also include a secured revolver facility of $300 million, none of which was outstanding as of March 31, 2006.
(6)	Represents $1,000 million of senior floating rate notes due 2012, $875 million of 8 1/4% senior notes due 2013 and $675 million of 8 5/8% senior notes due 2015, for which Intelsat Sub Holdco is the obligor.
(7)	Indebtedness of Intelsat Sub Holdco and its subsidiaries.
(8)	Note payable represents a note payable of a subsidiary of Intelsat Sub Holdco, guaranteed by Intelsat, Ltd., to Lockheed Martin Corporation bearing interest at 7%, payable in annual installments of $5.0 million beginning January 1, 2007.
(9)	The notes are issued by Intelsat Bermuda and are guaranteed by Intelsat, Ltd., Intelsat Sub Holdco and certain of its subsidiaries.
(10)	Intermediate Holdco is the obligor and Intelsat, Ltd. is a co-obligor of the discount notes. Intelsat Bermuda is the guarantor of the discount notes. This amount will accrete to approximately $478.7 million aggregate principal amount at February 1, 2010.
(11)	Consists of $260 million floating rate senior notes due 2013 and $1,330 million 11 1/4% senior notes due 2016. These notes are guaranteed by Intelsat, Ltd. Does not include $750 million of senior notes due 2016 issued by Intelsat Bermuda.
(12)	Indebtedness of Intelsat, Ltd. Intelsat, Ltd.’s senior notes were each issued at discounts from their face value. The actual amounts shown here do not reflect the aggregate unamortized discount of $168.4 million.

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data should be read in conjunction with, and is qualified by reference to, our “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and consolidated financial statements and their notes included elsewhere in this prospectus. The consolidated statement of operations data for each of the years in the five-year period ended December 31, 2005 and the consolidated balance sheet data as of December 31, 2001, 2002, 2003, 2004 and 2005 have been derived from consolidated financial statements audited by KPMG LLP, an independent registered public accounting firm. The consolidated financial statements as of December 31, 2004 and 2005 and for each of the years in the three-year period ended December 31, 2005, and the report thereon, are included in this prospectus.

The consolidated statement of operations data for the three months ended March 31, 2006, the periods January 1, 2005 to January 31, 2005 (predecessor entity), February 1, 2005 to March 31, 2005 (successor entity) and the consolidated balance sheet data as of March 31, 2005 and March 31, 2006 are derived from unaudited consolidated financial statements included elsewhere in this prospectus. The unaudited consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and, in the opinion of our management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information set forth herein. Interim financial results are not necessarily indicative of results that may be expected for the full year or any future reporting period.

Because of our disposal of our investment in Galaxy Satellite TV Holdings Limited, all historical consolidated financial information has been adjusted to present Galaxy’s activities as discontinued operations.

As a result of the consummation of the Acquisition Transactions, the financial results for 2005 have been separately presented for the “Predecessor Entity” for the period January 1, 2005 through January 31, 2005 and for the “Successor Entity” for the period February 1, 2005 through March 31, 2005 and February 1, 2005 through December 31, 2005. Although the effective date of the Acquisition Transactions was January 28, 2005, due to the immateriality of the results of operations for the period between January 28, 2005 and January 31, 2005, we have accounted for the consummation of the Acquisition Transactions as if they had occurred on January 31, 2005.

	Predecessor Entity									Successor Entity
	Year Ended December 31,								January 1 to January 31,	February 1 to December 31,	February 1 to March 31	Three Months Ended March 31,
	2001		2002		2003		2004		2005	2005	2005	2006
											(unaudited)
	(dollars in thousands)
Consolidated Statement of Operations Data:
Revenue	$1,084,009		$991,956		$946,118		$1,043,906		$97,917	$1,073,566	$195,257	$280,446
Operating expenses:
Direct costs of revenue (exclusive of depreciation and amortization shown separately below)	101,985		117,405		132,172		178,253		26,939	216,608	43,837	55,111
Selling, general and administrative	95,600		121,077		129,456		152,111		55,443	139,158	26,481	39,814
Depreciation and amortization	340,449		361,322		400,485		457,372		39,184	534,329	95,953	154,604
Privatization initiative	33,576		—		—		—		—	—	—	—
IS-10-01 termination costs	—		34,358		(3,000)		—		—	—	—	—
Impairment of asset value (1)	—		—		—		84,380		69,227	—	—	—
Restructuring costs	7,300		5,522		(837)		6,640		263	—	—	—

Total operating expenses	578,910		639,684		658,276		878,756		191,056	890,095	166,271	249,529

Operating income (loss) from continuing operations	505,099		352,272		287,842		165,150		(93,139)	183,471	28,986	30,917
Interest expense	13,063		55,223		99,002		143,399		13,241	376,959	67,964	109,473
Interest income	13		170		1,972		4,530		191	9,512	1,092	3,352
Other income (expense), net	12,293		9,942		18,556		(2,384)		863	(8,810)	(453)	(5,411)

Income (loss) from continuing operations before income taxes	504,342		307,161		209,368		23,897		(105,326)	(192,786)	(38,339)	(80,615)
Provision for income taxes	5,359		33,021		26,129		18,647		4,400	22,772	3,586	9,495

Income (loss) from continuing operations	498,983		274,140		183,239		5,250		(109,726)	(215,558)	(41,925)	(90,110)
Loss from discontinued operations, net of tax and minority interest	—		—		(2,120)		(43,929)		—	—	—	—

Net income (loss)	$498,983		$274,140		$181,119		$(38,679)		$(109,726)	$(215,558)	$(41,925)	$(90,110)

Consolidated Cash Flow Data:
Net cash provided by operating activities	$856,388		$657,985		$601,209		$659,117		$11,384	$493,628	$94,547	$24,489
Net cash (used in) provided by investing activities	(663,671)		(678,222)		(966,525)		(654,444)		37,608	(112,795)	14,504	(21,479)
Net cash (used in) provided by financing activities	(191,161)		31,504		955,820		(415,829)		(475)	(216,398)	(4,020)	(4,295)

Other Data:
EBITDA (2)	$857,841		$723,536		$704,763		$576,209		$(53,092)	$708,990	$124,486	$180,110
Ratio of earnings to fixed charges (3)	5.8	x	3.4	x	2.8	x	1.2	x	—	—	—	—
Capital expenditures	$663,671		$616,806		$202,781		$288,589		$953	$132,554	$5,255	$21,479

	Predecessor Entity				Successor Entity
	As of December 31,				As of December 31, 2005	As of March 31, 2006
	2001	2002	2003	2004
						(unaudited)
	(dollars in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$2,699	$9,466	$576,793	$141,320	$360,070	$359,005
Adjusted working capital (4)	4,907	(36,191)	(389,051)	(200,109)	(167,361)	(136,807)
Satellites and other property and equipment, net	3,237,660	3,478,055	3,262,870	3,637,357	3,327,341	3,209,445
Total assets	3,590,088	3,985,911	5,097,304	4,794,256	5,294,444	5,162,113
Total debt	1,163,695	1,308,466	2,354,348	1,948,135	4,801,113	4,811,728
Shareholders’ equity (deficit)	1,995,826	2,150,234	2,344,400	2,305,821	(206,265)	(290,542)

(1)	Impairment of asset value in 2004 relates to the non-cash impairment charge recorded in the fourth quarter of 2004 to write down the value of the IA-7 satellite to its fair value after a partial loss of the satellite. The non-cash impairment charge in the period January 1, 2005 to January 31, 2005 relates to the write-off of the IS-804 satellite following its in-orbit failure during January 2005.

(2)	EBITDA consists of net income (loss) before interest, taxes and depreciation and amortization. EBITDA is a measure commonly used in the FSS sector, and we present our EBITDA to enhance your understanding of our operating performance. We use our EBITDA as one criterion for evaluating our performance relative to that of our peers. We believe that EBITDA is an operating performance measure, and not a liquidity measure, that provides investors and analysts with a measure of operating results unaffected by differences in capital structures, capital investment cycles and ages of related assets among otherwise comparable companies. However, EBITDA is not a measure of financial performance under U.S. GAAP, and our EBITDA may not be comparable to similarly titled measures of other companies. You should not consider our EBITDA as an alternative to operating or net income, determined in accordance with U.S. GAAP, as an indicator of our operating performance, or as an alternative to cash flows from operating activities, determined in accordance with U.S. GAAP, as an indicator of cash flows, or as a measure of liquidity.
(3)	For purposes of calculating the ratio of earnings to fixed charges, earnings represent income from continuing operations before income taxes, less capitalized interest, plus amortization of capitalized interest and fixed charges. Fixed charges include interest expense (including amortization of debt issuance costs), capitalized interest and the portion of operating rental expense that our management believes is representative of the interest component of rent expense. The ratio of earnings to fixed charges is not presented for the periods January 1 to January 31, 2005, February 1 to December 31, 2005, February 1 to March 31, 2005 or for the three months ended March 31, 2006 as earnings were inadequate to cover fixed charges during those periods by $102,462, $160,336, $32,806 and $67,992, respectively.
(4)	Working capital represents current assets, less cash and cash equivalents, less current liabilities, as defined in specified credit agreements.

Set forth below is a reconciliation of net income (loss) to EBITDA.

	Predecessor Entity					Successor Entity
	Year Ended December 31,				January 1 to January 31,	February 1 to December 31,	February 1 to March 31	Three Months Ended March 31,
	2001	2002	2003	2004	2005	2005	2005	2006
	(dollars in thousands)
Net income (loss)	$498,983	$274,140	$181,119	$(38,679)	$(109,726)	$(215,558)	$(41,925)	$(90,110)
Add:
Interest expense	13,063	55,223	99,002	143,399	13,241	376,959	67,964	109,473
Provision for income taxes	5,359	33,021	26,129	18,647	4,400	22,772	3,586	9,495
Depreciation and amortization	340,449	361,322	400,485	457,372	39,184	534,329	95,953	154,604
Subtract:
Interest income	13	170	1,972	4,530	191	9,512	1,092	3,352

EBITDA	$857,841	$723,536	$704,763	$576,209	$(53,092)	$708,990	$124,486	$180,110

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

The following unaudited pro forma condensed consolidated statements of operations for the three month periods ended March 31, 2006 and 2005, respectively and for the year ended December 31, 2005 and the unaudited pro forma condensed consolidated balance sheet as of March 31, 2006, are based on our historical consolidated financial statements and the historical consolidated financial statements of PanAmSat Holdco, after giving effect to the Transactions, including the PanAmSat Acquisition Transactions and the Acquisition Transactions, as if they had occurred on January 1, 2005 for purposes of the pro forma condensed consolidated statements of operations and after giving effect to the PanAmSat Acquisition Transactions as if they had occurred on March 31, 2006 for purposes of the pro forma condensed consolidated balance sheet.

As a result of the Acquisition Transactions, our financial results for 2005 were separately presented in our financial statements for the “Predecessor Entity” for the period January 1, 2005 through January 31, 2005 and for the “Successor Entity” for the periods February 1, 2005 through March 31, 2005 and February 1, 2005 through December 31, 2005. We have combined the 2005 Predecessor Entity and Successor Entity periods into a combined period from January 1, 2005 through March 31, 2005 and a combined period from January 1, 2005 through December 31, 2005 in the pro forma financial information below, as we believe this combination is more useful and provides a more accurate comparison. This combination is not a GAAP measure and it is provided to enhance the reader’s understanding of our pro forma results of operations for the period presented.

The Acquisition Transactions were accounted for by Intelsat Holdings, Ltd. under the purchase method of accounting, whereby the purchase price was allocated to the assets acquired and liabilities assumed based on their estimated fair market values at the date of acquisition. Independent appraisers were engaged to assist in our preparation of valuation estimates of certain tangible and intangible assets acquired. The purchase accounting adjustments recorded by Intelsat Holdings, Ltd. have been pushed-down to Prior Intelsat in accordance with SEC Staff Accounting Bulletin No. 54, “Push-Down Basis of Accounting in Financial Statements of Subsidiaries”. The purchase price paid by Intelsat Holdings to acquire Prior Intelsat and related purchase accounting adjustments have been “pushed down” and recorded in Prior Intelsat and its subsidiaries’ financial statements. As a result, the purchase price and related costs of the Acquisition Transactions have been allocated based on the estimated fair values of the assets acquired and liabilities assumed.

Pro forma adjustments for the Acquisition Transactions were made to reflect:

•	changes in depreciation and amortization expense resulting from fair value adjustments to net tangible assets and amortization expense related to amortizable intangible assets in connection with the Acquisition Transactions,

•	changes in interest expense resulting from fair value adjustments debt assumed in connection with the Acquisition Transactions,

•	interest expense resulting from the issuance of the $2.55 billion acquisition finance notes, $150.0 million term facility and the issuance of the $478.7 million of discount notes in February 2005, and

•	accrual of monitoring fees paid to the Sponsors and their designated entities.

The pro forma information presented, for the PanAmSat purchase price allocation, is based on preliminary estimates of the fair values of assets acquired and liabilities assumed in connection with the PanAmSat Acquisition Transactions. These preliminary estimates are based on available information and certain assumptions we consider reasonable and may be revised as additional information becomes available. These preliminary valuation estimates were derived using the assistance of an independent appraiser and are reflected in the fair values in these unaudited pro forma condensed consolidated financial statements.

The final purchase price allocation for the PanAmSat Acquisition Transactions will be dependent upon the finalization of asset and liability valuations, which may depend in part on prevailing market rates and conditions. A final determination of these fair values will include assistance provided by an independent appraiser. These final valuations will be based on the actual net tangible and intangible assets that existed as of the closing date of the Acquisition Transactions. Any final adjustments may change the allocations of purchase price, which could affect the fair value assigned to the assets acquired and liabilities assumed and could result in a material change to the unaudited pro forma condensed consolidated financial statements, including recording additional goodwill.

Pro forma adjustments for the PanAmSat Acquisition Transactions were made to reflect:

•	acquired tangible assets, identifiable intangible assets and assumed liabilities at their estimated fair values in connection with the PanAmSat Acquisition Transactions,

•	changes in depreciation and amortization expense resulting from fair value adjustments to net tangible assets and amortization expense related to amortizable intangible assets in connection with the PanAmSat Acquisition Transactions,

•	adjustment of the accounting for sales-type leases to be acquired to record them as service agreements,

•	reclassifications and adjustments related to sales-type leases to conform with our financial statement presentation,

•	issuance of and interest expense resulting from the debt assumed and incurred in connection with the PanAmSat Acquisition Transactions,

•	changes in the expected interest rates on term loans which were amended and restated in connection with the PanAmSat Acquisition Transactions,

•	the purchase of 99.65%, or $288.5 million, of PanAmSat Holdco’s 10 3/8% discount notes as outlined in the Tender Offer at a $10.1 million premium and removal of the related interest expense incurred on the 10 3/8% discount notes,

•	other impacts from the PanAmSat Acquisition Transactions, such as elimination of intercompany revenues/expenses, and

•	income tax effects related to the pro forma adjustments.

The pro forma adjustments reflect the extinguishment of our prior senior secured credit facilities and entry into new senior secured credit facilities.

PanAmSat Holdco’s results for the year ended December 31, 2005 include approximately $56.0 million of debt extinguishment costs related to the premium paid for the early redemption of a portion of its 9% senior notes, and associated debt issuance costs written-off related to the early redemption and other voluntary term loan prepayments. No pro forma adjustments have been made for these non-recurring costs. PanAmSat Holdco currently pays a periodic dividend and as of March 31, 2006, dividends payable of $52.3 million were recorded on PanAmSat Holdco’s consolidated balance sheet.

The information presented herein does not give effect to the Post-closing Transactions. The unaudited pro forma condensed consolidated financial information should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Prospectus Summary—The Transactions—The Acquisition Transactions,” “The Transactions,” our historical consolidated financial statements and our notes and the historical consolidated financial statements of PanAmSat Holdco and the associated notes included elsewhere in this prospectus. The unaudited pro forma condensed consolidated financial information is being furnished solely for informational purposes and is not intended to represent or be indicative of the consolidated results of operations or financial position that we would have reported had these transactions been completed as of the dates and for the periods presented, nor is it necessarily indicative of future results.

INTELSAT, LTD.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED

STATEMENT OF OPERATIONS

FOR THE THREE MONTHS ENDED MARCH 31, 2006

(in thousands)

	Historical		PanAmSat Acquisition Transactions Adjustments		Intelsat, Ltd. Total Pro Forma
	Intelsat, Ltd.	PanAmSat Holdco
Revenue	$280,446	$213,229	$4,439	(1)(2)	$498,114

Operating expenses:
Direct costs of revenue	55,111	33,211	(1,062	)(2)	87,260
Selling, general and administrative	39,814	25,114	2,091	(3)	67,019
Depreciation and amortization	154,604	69,758	10,027	(4)	234,389
Gain on undesignated interest rate swap	—	(13,240)	—		(13,240)

Total operating expenses	249,529	114,843	11,056		375,428

Operating income (loss)	30,917	98,386	(6,617)		122,686
Interest expense	109,473	60,557	83,835	(5)(14)	253,865
Interest income	3,352	—	—		3,352
Other income (expense), net	(5,411)	—	—		(5,411)

Income (loss) before income taxes	(80,615)	37,829	(90,452)		(133,238)
Provision (benefit) for income taxes	9,495	10,045	(16,450	)(6)	3,090

Net Income (loss)	$(90,110)	$27,784	$(74,002)		$(136,328)

See the accompanying Notes to Unaudited Pro Forma

Condensed Consolidated Financial Statements

INTELSAT, LTD.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED

STATEMENT OF OPERATIONS

FOR THE THREE MONTHS ENDED MARCH 31, 2005

(in thousands)

	Combined Historical	Pro Forma Adjustments		Pro Forma Acquisition Transactions (Excluding PanAmSat Acquisition Transactions)	Historical	PanAmSat Acquisition Transaction Adjustments		Intelsat, Ltd. Total Pro Forma
	Intelsat				PanAmSat Holdco
Revenue	$293,174	$—		$293,174	$208,808	$5,475	(1)(2)	$507,457

Operating expenses:
Direct costs of revenue	70,776	—		70,776	34,947	(1,058	)(2)	104,665
Cost of outright sales and sales-type leases	—	—		—	(2,853)	2,853	(1)	—
Selling, general and administrative	81,924	1,088	(3)	83,012	29,198	1,571	(3)	113,781
Depreciation and amortization	135,137	8,591	(7)	143,728	69,765	11,151	(4)	224,644
Impairment of assets	69,227	—		69,227	—	—		69,227
Loss on termination of sales-type lease	—	—		—	2,307	(2,307	)(1)	—
Restructuring costs	263	—		263	3,349	—		3,612

Total operating expenses	357,327	9,679		367,006	136,713	12,210		515,929

Operating income (loss)	(64,153)	(9,679)		(73,832)	72,095	(6,735)		(8,472)
Interest expense	81,205	21,976	(8)	103,181	75,526	86,517	(5)(14)	265,224
Interest income	1,283	—		1,283	—	—		1,283
Other income (expense), net	410	—		410	—	—		410

Loss before income taxes	(143,665)	(31,655)		(175,320)	(3,431)	(93,252)		(272,003)
Provision (benefit) for income taxes	7,986	—		7,986	(4,532)	(16,901	)(6)	(13,447)

Net Income (loss)	$(151,651)	$(31,655)		$(183,306)	$1,101	$(76,351)		$(258,556)

See the accompanying Notes to Unaudited Pro Forma

Condensed Consolidated Financial Statements

INTELSAT, LTD.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2005

(in thousands)

	Combined Historical			Pro Forma Acquisition Transactions (Excluding PanAmSat Acquisition Transactions)	Historical	PanAmSat Acquisition Transaction Adjustments		Intelsat, Ltd. Total Pro Forma
	Intelsat	Pro Forma Adjustments			PanAmSat Holdco
Revenue	$1,171,483	$—		$1,171,483	$861,003	$21,888	(1)(2)	$2,054,374

Operating expenses:
Direct costs of revenue	243,547	—		243,547	143,870	(4,599	)(2)	382,818
Cost of outright sales and sales-type leases	—	—		—	(4,303)	4,303	(1)	—
Selling, general and administrative	194,601	1,088	(3)	195,689	93,028	7,880	(3)	296,597
Depreciation and amortization	573,513	8,591	(7)	582,104	276,925	47,751	(4)	906,780
Impairment of assets	69,227	—		69,227	—	—		69,227
Loss on termination of sales-type lease	—	—		—	2,307	(2,307	)(1)	—
Restructuring costs	263	—		263	4,294	—		4,557
Gain on undesignated interest rate swap	—	—		—	(6,611)	—		(6,611)

Total operating expenses	1,081,151	9,679		1,090,830	509,510	53,028		1,653,368

Operating income (loss)	90,332	(9,679)		80,653	351,493	(31,140)		401,006
Interest expense	390,200	21,976	(8)	412,176	289,189	342,348	(5)(14)	1,043,713
Interest income	9,703	—		9,703	—	—		9,703
Other income (expense), net	(7,947)	—		(7,947)	—	—		(7,947)

Income (loss) before income taxes	(298,112)	(31,655)		(329,767)	62,304	(373,488)		(640,951)
Provision (benefit) for income taxes	27,172	—		27,172	(10,425)	(68,925	)(6)	(52,178)

Net Income (loss)	$(325,284)	$(31,655)		$(356,939)	$72,729	$(304,563)		$(588,773)

See the accompanying Notes to Unaudited Pro Forma

Condensed Consolidated Financial Statements

INTELSAT, LTD.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

AS OF MARCH 31, 2006

(in thousands)

	Historical			Pro Forma Adjustments		Intelsat, Ltd. Pro Forma Combined
	Intelsat	PanAmSat Holdco	Combined Company	Acquisition
ASSETS
Current assets:
Cash and cash equivalents	$359,005	$152,165	$511,170	$(182,188	)(9)	$328,982
Receivables, net of allowance	195,255	76,341	271,596	—		271,596
Net investment in sales-type leases	—	9,959	9,959	(9,959	)(1)	—
Prepaid expenses and other current assets	—	13,720	13,720	40,214	(16)	53,934
Deferred income taxes	10,752	16,711	27,463	(15,703	)(17)	11,760

Total current assets	565,012	268,896	833,908	(167,636)		666,272

Satellites and other property and equipment, net	3,209,445	1,950,862	5,160,307	(133,000	)(10)	5,027,307
Net investment in sales-type leases	—	64,785	64,785	(64,785	)(1)	—
Amortizable intangible assets, net	483,912	—	483,912	450,000	(11)	933,912
Non-amortizable intangible assets	560,000	—	560,000	1,120,000	(11)	1,680,000
Goodwill	111,388	2,244,131	2,355,519	1,529,792	(12)	3,885,311
Other assets	232,356	341,398	573,754	(43,061	)(13)(16)	530,693

Total assets	$5,162,113	$4,870,072	$10,032,185	$2,691,310		$12,723,495

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)
Current liabilities:
Current portion of long-term debt	$16,039	$16,600	$32,639	$—		$32,639
Accounts payable and accrued liabilities	295,906	137,187	433,093	67,677	(16)(18)	500,770
Deferred satellite performance incentives	7,852	12,638	20,490	—		20,490
Deferred revenue	23,017	34,012	57,029	(15,200	)(10)	41,829
Dividends payable	—	52,257	52,257	—		52,257

Total current liabilities	342,814	252,694	595,508	52,477		647,985

Long-term debt, net of current portion	4,795,689	3,200,775	7,996,464	3,245,838	(5)(14)	11,242,302
Deferred satellite performance incentives, net of current portion	34,945	—	34,945	107,873	(15)	142,818
Deferred revenue, net of current portion	143,686	—	143,686	—		143,686
Accrued retirement benefits	108,492	—	108,492	—		108,492
Other long-term liabilities	27,029	389,376	416,405	328,052	(16)(15)	744,457

Total liabilities	5,452,655	3,842,845	9,295,500	3,734,240		13,029,740

Shareholders' equity:
Common Stock	12	1,226	1,238	(1,226	)(17)	12
Contributed capital	14,937	1,007,648	1,022,585	(1,007,648	)(17)	14,937
Retained earnings (accumulated deficit)	(305,668)	21,340	(284,328)	(37,043	)(17)	(321,371)
Accumulated other comprehensive income:	177	431	608	(431	)(17)	177
Other stockholders' deficit	—	(3,418)	(3,418)	3,418	(17)	—

Total shareholders’ equity (deficit)	(290,542)	1,027,227	736,685	(1,042,930)		(306,245)

Total liabilities and shareholders’ equity (deficit)	$5,162,113	$4,870,072	$10,032,185	$2,691,310		$12,723,495

See the accompanying Notes to Unaudited Pro Forma

Condensed Consolidated Financial Statements

INTELSAT, LTD.

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED

FINANCIAL INFORMATION

(dollars in thousands)

(1)	Reflects adjustments of $5,501 and $6,533 for the three months ended March 31, 2006 and 2005, respectively, and $26,487 for the year ended December 31, 2005, to conform to our current accounting policies the treatment of sales-type leases (and the related revenues and costs) acquired in the PanAmSat Acquisition Transactions to record them as service agreements following the application of purchase accounting.

(2)	Reflects elimination of revenue and direct cost of revenue for intercompany purchases of satellite capacity of $1,062 and $1,058 for the three month periods ended March 31, 2006 and 2005, respectively, and $4,599 for the year ended December 31, 2005.

(3)	Reflects adjustments for the annual monitoring fee to be paid by Intelsat Bermuda and/or PanAmSat Holdco to the Sponsors and their designated entities and is calculated as the greater of $6,250 or 1.25% of pro forma PanAmSat Opco Adjusted EBITDA. The calculation of the monitoring fee is described in “Certain Relationships and Related Transactions—Monitoring Fee Agreement and Transaction Fee.” The pro forma adjustment for the PanAmSat Acquisition Transactions is $2,091 and $1,571 for the three months ended March 31, 2006 and 2005, and $7,880 for the year ended December 31, 2005. This adjustment is net of any monitoring fees paid to previous sponsors.

The adjustment for the Acquisition Transactions is $1,088 for the three months ended March 31, 2005 and also for the year ended December 31, 2005.

(4)	Reflects adjustment to depreciation and amortization using the straight-line method resulting from estimated fair value adjustments to the satellites, other property and equipment and amortizable intangible assets as a result of the PanAmSat Acquisition Transactions. Useful lives of assets have been adjusted to be consistent with Intelsat’s depreciation policies. Also included is the reduction of amortization related to capitalized customer incentive program costs which were assigned no value in purchase accounting. The reduction in amortization related to these assets is $898 and $590 for the three months ended March 31, 2006 and 2005, respectively, and $2,922 for the year ended December 31, 2005.

(5)	Reflects incremental interest expense and issuance of acquisition debt totalling $3,515,000 in connection with the PanAmSat Acquisition Transactions, bearing interest at a weighted average interest rate of 10.48%. Additionally, the adjusted interest rates on the amended and restated term loans at PanAmSat would result in additional interest expense of $2,908 and $3,215 for the three month periods ending March 31, 2006 and 2005, respectively and $11,951 for the year ended December 31, 2005. The interest expense adjustment assumes amortization of debt issuance costs of $2,754 for each of the three months ended March 31, 2006 and 2005, and $11,017 for the year ended December 31, 2005. The incremental interest expense is net of additional interest capitalized of $3,190 and $3,432 for the three month periods ended March 31, 2006 and 2005, respectively, and $12,100 for the year ended December 31, 2005. Also included in the interest expense is amortization of premium related to the revalued debt assumed in the PanAmSat Acquisition Transactions (see note 14). Pro forma amortization for each of the three months ended March 31, 2006 and 2005 is $836 and for the year ended December 31, 2005 is $3,343. In the event the interest rates on our variable rate debt increase or decrease by 0.125%, our annual interest expense would increase or decrease by $4,501.

(6)

Reflects the estimated tax effect of the pro forma adjustments on the historical results of Intelsat and the recognition of a net deferred tax liability resulting from the preliminary purchase price allocations. As PanAmSat Holdco is a U.S. based corporation, we have utilized an estimated combined federal and state statutory tax rate of 38.5% to both compute the deferred tax assets and liabilities and to record the estimated tax expense or benefit of the PanAmSat Acquisition Transactions. The purchase price allocation may change upon our receipt of more detailed information and the finalization of the purchase

INTELSAT, LTD.

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED

FINANCIAL INFORMATION—(Continued)

(dollars in thousands)

price allocation for the PanAmSat Acquisition Transactions, which would change the estimated tax effect and deferred tax liability associated with the preliminary purchase price allocation. We have utilized an estimated combined federal and state statutory tax rate of 38.5% to compute pro forma tax provisions at U.S.-based Intelsat entities. Because certain Intelsat, Ltd’s entities are Bermuda-based, no pro forma tax provision has been recorded related to debt held by these entities.

(7)	Reflects adjustment to depreciation and amortization of $8,591 for the three months ending March 31, 2005 and for the year ended December 31, 2005, resulting from estimated fair value adjustments to the satellites, other property and equipment and amortizable intangible assets as a result of the Acquisition Transactions.

(8)	Reflects incremental interest expense of $16,492 for the period prior to the Acquisition Transaction, related to the acquisition finance notes in the aggregate principal amount of $2,550,000 bearing interest at an interest rate of 7.97%, the average rate in effect at date of issuance and a $150,000 term loan facility bearing interest at 4.66%. The adjustment includes amortization of debt issuance costs using the effective interest method and is net of additional pro forma interest capitalized of $580 for the three months ended March 31, 2005 and for the year ended December 31, 2005. Additional interest expense of $2,938 from amortization of the net discount applied to the face value of Intelsat, Ltd.’s outstanding long-term debt as a result of the application of purchase accounting in connection with the Acquisition Transactions and incremental interest expense of $2,546 related to the issuance of the discount notes in an aggregate principal amount of $478,700 at maturity in February 2005 are also included in the pro forma adjustment.

(9)	Reflects the net effect to cash (i) from the issuance of notes offered by Intelsat Bermuda, and PanAmSat Opco totalling approximately $3,515,000, net of debt issuance costs of $121,000, including $15,000 of costs related to the $600,000 senior unsecured credit facility which will become payable upon conversion, (ii) the use of cash in the PanAmSat Acquisition Transactions of $3,292,588 and (iii) the purchase of PanAmSat Holdco debt of $298,600 at a premium of $10,098.

(10)	Reflects adjustments to record the assets acquired and liabilities assumed at their estimated fair values. The assets and liabilities’ estimated values have been based on a preliminary purchase price of $3,292,588 calculated as follows:

Cash paid	$3,173,588
Transaction costs	119,000

Total cost of acquisition	$3,292,588

Allocation of the purchase price was performed using information currently available. The purchase price allocation may change materially upon our receipt of more detailed information. The preliminary purchase price allocation is as follows:

Fair Value of Net Assets Acquired
Current assets acquired	$289,043
Satellites and other property and equipment	1,817,862
Other noncurrent assets	188,307
Intangible assets	1,570,000
Goodwill	3,762,963
Assumed debt	(3,236,715)
Current liabilities less current portion of debt	(273,571)
Deferred tax liability	(507,814)
Other non-current liabilities	(317,487)

$3,292,588

INTELSAT, LTD.

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED

FINANCIAL INFORMATION—(Continued)

(dollars in thousands)

(11)	Reflects adjustments to record the identifiable intangible assets valued as part of the PanAmSat Acquisition Transactions at their estimated fair values. The identifiable intangible assets and estimated values have been based on a preliminary purchase price allocation performed based on management’s best estimate. The purchase price allocation and identified intangible assets may change upon our receipt of more detailed information and finalization of the purchase price allocation for the PanAmSat Acquisition Transactions, and such changes as may be significant. These identifiable intangible assets consist of the following:

	Estimated Fair Value	Estimated Useful Lives
Amortizable
Backlog	$266,000	5.1 years
Customer relationships	184,000	11.6 years

Total	$450,000

Non-amortizable
Orbital slots	$1,120,000	Indefinite

(12)	Reflects the recognition of goodwill resulting from the preliminary allocation of pro forma purchase price calculated as the difference between tangible and intangible net assets acquired and the purchase price.

(13)	Reflects net adjustments to other assets resulting from $121,000 debt issuance costs incurred in connection with the acquisition debt related to the Acquisition Transactions, reductions of $103,902 for deferred financing costs and $24,800 for customer incentive programs of PanAmSat Holdco not assigned values as part of our purchase price allocation. Also included is a write-up of $3,600 related to the value of the interest rate swap, recognition of a deferred tax asset related to the premium paid for the PanAmSat Holdco Tender Offer of $3,888 and a reclass of orbital slots to conform to Intelsat Ltd.’s presentation of $2,633.

(14)	Reflects a net premium of $19,340 applied to the face value of outstanding debt assumed in the PanAmSat Acquisition Transactions. The estimated values have been based on a preliminary purchase price allocation performed based on information currently available. The purchase price allocation and premium on the assumed debt may change upon our receipt of more detailed information. The premium is being amortized over the life of the debt.

(15)	Reflects a balance sheet reclassification of $107,873 to conform to Intelsat, Ltd’s financial statement presentation.

(16)	Reflects a reclassification of $40,214 from long-term assets to current assets and $52,677 from long-term liabilities to current liabilities as of March 31, 2006 to conform to Intelsat Ltd.’s current accounting policies for income tax reserves.

(17)	Reflects (i) elimination of PanAmSat Holdco’s historical equity accounts at acquisition and (ii) an adjustment to equity of $15,703 to reflect a reduction of PanAmSat Holding Corporation’s deferred tax assets resulting from usage of net operating losses to offset taxable income recognized in the G2 Merger.

(18)	Reflects an increase of $15,000 due to deferred financing fees payable upon conversion of the $600,000 senior unsecured credit facility.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of Prior Intelsat’s historical consolidated financial statements covers periods prior to the consummation of the Transactions and, unless otherwise indicated, the results of operations and other historical financial information presented does not give effect to, nor reflect the impact of, the Transactions. The following discussion and analysis also covers periods before and after consummation of the Acquisition Transactions and the Transfer Transactions. This discussion should be read together with the “Selected Consolidated Financial Data,” “Unaudited Pro Forma Condensed Consolidated Financial Information” and our consolidated financial statements and their notes included elsewhere in this prospectus. Our consolidated financial statements are prepared in accordance with U.S. GAAP and, unless otherwise indicated, the other financial information contained in this prospectus has also been prepared in accordance with U.S. GAAP. See “Forward-Looking Statements” and “Risk Factors” for a discussion of factors that could cause our future financial condition and results of operations to be different from those discussed below. Certain monetary amounts, percentages and other figures included in this prospectus have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be the arithmetic aggregation of the figures that precede them, and figures expressed as percentages in the text may not total 100% or, as applicable, when aggregated may not be the arithmetic aggregation of the percentages that precede them. Unless otherwise indicated, all references to “dollars” and “$” in this prospectus are to, and all monetary amounts in this prospectus are presented in, U.S. dollars.

Overview

We are the largest provider of fixed satellite services worldwide, supplying video, data and voice connectivity in over 200 countries and territories for over 1,800 customers, many of which we have had relationships with for over 30 years. Our global communications network includes 51 satellites in orbit, leased capacity on one additional satellite owned by another satellite operator in the Asia-Pacific region and ground facilities related to the operation and control of our satellites. We believe that we have one of the largest, most flexible and reliable satellite fleets in the world, which covers 99% of the world’s population. Our satellite fleet is operated via ground facilities used to monitor and control our satellites and is complemented by a terrestrial network of teleports, points of presence and leased fiber links for the provision of our managed solutions. Our network includes the North American satellite assets of Loral and certain of its affiliates that Prior Intelsat acquired in March 2004. In October 2004, Prior Intelsat acquired the business of providing satellite-based communications services to the U.S. government and other customers of COMSAT General Corporation, Lockheed Martin Global Telecommunications, LLC and COMSAT New Services, Inc., referred to together as the COMSAT Sellers, in a transaction referred to as the COMSAT General Transaction. See “—Related Party Transactions—Pre-Acquisition Transactions—COMSAT General Transaction” for a description of this transaction.

In September 2004, Prior Intelsat entered into an agreement to dispose of its investment in Galaxy Satellite TV Holdings Limited, referred to as Galaxy. Accordingly, our consolidated financial statements reflect our investment in Galaxy as a discontinued operation. We completed the disposition of our investment in Galaxy in December 2004. Refer to Note 6 to Prior Intelsat’s consolidated financial statements appearing elsewhere in this prospectus for a discussion of our investment in Galaxy.

Impact of the Transactions

The PanAmSat Acquisition Transactions

On August 28, 2005, Intelsat Bermuda entered into a Merger Agreement with PanAmSat Holdco under the terms of which Intelsat Bermuda acquired all outstanding shares of PanAmSat Holdco for $25.00 per share in cash (plus approximately $0.00927 as the pro rata share of undeclared regular quarterly dividends), or a total cash consideration of approximately $3.2 billion. As part of the PanAmSat Acquisition Transactions, Intelsat Bermuda and PanAmSat Opco incurred substantial additional debt, the aggregate principal amount of which was $3.5 billion. In addition, as part of these transactions, approximately $3.2 billion in debt of PanAmSat Holdco and its subsidiaries was either refinanced or remains outstanding. We are a significantly more highly leveraged company than Prior Intelsat was, which will result in a significant increase in our interest expense in future periods. See “Prospectus Summary—The Transactions—The PanAmSat Acquisition Transactions” and “The Transactions—The PanAmSat Acquisition Transactions.”

As a result of the PanAmSat Acquisition Transactions, following the application of purchase accounting, the accounting for sales-type leases to be acquired in the PanAmSat Acquisition Transactions will change to conform to our current accounting policies. PanAmSat recognized as revenues at the inception of the lease the net present value of the future minimum lease payments, and continues to receive cash payments from the lessee throughout the term of the lease. In addition, during the life of the lease, PanAmSat recognized as revenue the portion of each periodic lease payment deemed attributable to interest income. Additionally, PanAmSat previously sold all rights and title to transponders to customers, and the customers in turn paid the full amount of the sale price in cash at the commencement of the contract. As a result of the change to conform accounting policies, these sales-type leases and previous outright sales will be recognized as service contracts.

Furthermore, the purchase price and related costs of the PanAmSat Acquisition Transactions will be allocated to the estimated fair values of the assets acquired and liabilities assumed at the time of the acquisition based on management’s best estimates, which will be based in part on the work of third-party appraisers. More specifically, PanAmSat assets and liabilities will be adjusted to fair value as of the closing date of the PanAmSat Acquisition Transactions. As a result of these adjustments, our depreciation and amortization expense will increase significantly. Also, our interest expense will increase due to the interest on the New PanAmSat Opco Notes, partially offset by the amortization of the net premium applied to the face value of PanAmSat’s outstanding long-term debt. This premium resulted from a higher estimated fair value of this long-term debt under purchase accounting.

On August 1, 2005, PanAmSat entered into a joint venture with JSAT, a leading satellite operator in the Asia-Pacific region, that will build and launch a Ku-band satellite to replace the SBS-6 satellite at 74 degrees WL. The joint venture is named Horizons—2. The satellite will support digital video, HDTV and IP-based content distribution networks to broadband internet and satellite news gathering services in the United States. The Horizons—2 satellite will be constructed over the next two years and is expected to be in service by late 2007. PanAmSat’s 50% investment in this joint venture as of March 31, 2006 is approximately $81.7 million, which will be funded in equal installments from 2008 to 2014. The investment in this joint venture is accounted for using the equity method.

In connection with the closing of the PanAmSat Acquisition Transactions, Intelsat Holdings entered into share-based compensation arrangements under its existing 2005 Share Incentive Plan with certain directors, officers and key employees of Intelsat, PanAmSat and their respective subsidiaries. In the aggregate, these arrangements provide for the issuance by Intelsat Holdings of its shares equal to approximately 2.8% of the equity of Intelsat Holdings. We will record compensation expense over the service period for the vested shares based on the fair value at the date of the grant. Since awards made consist of share and option grants of our parent, Intelsat Holdings, compensation costs for vested awards and any costs to repurchase shares will be reflected as capital contributions in Intelsat, Ltd.’s financial statements.

In connection with the closing of the PanAmSat Acquisition Transactions, we have identified various cost-savings initiatives that have been or will be implemented in connection with and following the closing of the Transactions. These initiatives include workforce reductions and related salaries and benefits savings, insurance costs, operating expense reductions due to consolidation of facilities, and cost savings expected to result from the implementation of improved operating processes and conforming policies in both companies to achieve best practices. We believe we can realize approximately $92 million in estimated annual net operating cost savings in the near to medium term resulting from the PanAmSat Acquisition Transactions.

In order to achieve these expected annual savings, we believe it will be necessary to incur approximately $180 million in one-time expenditures. Approximately $91 million of these costs are expected to relate to relocation, retention, severance and other costs projected to be incurred to achieve a fully integrated and reduced workforce. We believe approximately $53 million of these costs will be incurred to achieve the projected cost savings for satellite, communications and commercial operations, including the integration of satellite control facilities of both companies. Other projected transition costs are expected to include system integration costs, professional fees and costs associated with early termination of existing leases and other binding commitments.

The Acquisition Transactions and the Transfer Transactions

Intelsat Holdings acquired Intelsat, Ltd. for total cash consideration of approximately $3.2 billion, with pre-acquisition debt of approximately $1.9 billion remaining outstanding.

The Acquisition Transactions, completed on January 28, 2005, have been accounted for under the purchase method of accounting. In accordance with applicable accounting guidelines, the purchase price paid by Intelsat Holdings to acquire Intelsat, Ltd. and related purchase accounting adjustments have been “pushed down” and recorded in Intelsat, Ltd. and its subsidiaries’ financial statements and resulted in a new basis of accounting for the “successor” period beginning after the Acquisition Transactions were consummated. Due to the immateriality of the results of operations for the period between January 28, 2005 and January 31, 2005, we have accounted for the consummation of the Acquisition Transactions as if they had occurred on January 31, 2005.

As a result, the purchase price and related costs were allocated to the estimated fair values of the assets acquired and liabilities assumed at the time of the acquisition based on management’s best estimates, which were based in part on the work of third-party appraisers. As a result of these adjustments, our depreciation and amortization expense increased significantly, primarily due to increases in the fair value of our amortizable intangible assets. Also, our interest expense increased due to interest on the acquisition finance notes, interest accrued with respect to the discount notes issued in connection with the Transfer Transactions and interest accrued from the amortization of the net discount applied to the face value of Intelsat, Ltd.’s outstanding long-term debt. This discount resulted from a lower estimated fair value of this long-term debt under purchase accounting.

As part of the Acquisition Transactions, Intelsat Bermuda incurred substantial debt, which was assumed by Intelsat Sub Holdco in connection with the Transfer Transactions, including debt under the prior senior secured credit facilities and the acquisition finance notes, which resulted in a significant increase in our interest expense. In addition, Intelsat, Ltd. and Intermediate Holdco are obligated with respect to the original notes, which further increased our interest expense. Payments required to service all of this indebtedness substantially increased our liquidity requirements in 2005 as compared to prior years, and will do so in 2006 and future years. For more information regarding our debt structure, see “—Liquidity and Capital Resources.”

Revenue

Revenue Overview

We earn revenue primarily by leasing satellite transponder capacity to our customers. Communications satellites, including the satellites in our fleet, have components referred to as transponders that receive communications signals from the ground, convert signal frequency and amplify and retransmit signals back to earth. The number of transponders on a satellite can be used as a measure of the communications capacity of that satellite.

Our customers generally obtain satellite capacity from us by placing an order pursuant to one of several master customer service agreements. The master customer agreements and related service orders under which we sell services specify, among other things, the amount of satellite capacity to be provided, whether service will be preemptible or non-preemptible and the service term. The service term can vary from occasional use service measured in minutes to periods ranging from one day to as long as 15 years. These agreements offer different service types, including lease, channel, managed solutions and mobile satellite services. The following table describes our primary service types:

Service Type	Description
Leases	• Commitments by customers to lease capacity on particular designated transponders according to specified technical and commercial terms

Channel	• Commitments by customers to purchase an overall amount or level of service, without committing to particular designated transponders for specified terms within the commitment period

• Services are offered “off the shelf,” so technical terms are not specially tailored to a given customer

Service Type	Description
Managed Solutions

•      Combine satellite capacity, teleport facilities, satellite communications hardware and fiber optic cable and other ground facilities to provide broadband, video and private network services to customers

• Include monitoring the performance of customers’ networks

Mobile Satellite Services	• Provide equipment and service via resale of mobile satellite services from multiple vendors

• Provide voice, data and video conference service to handheld, transportable and mobile terminals through linking of individual units.

According to transmission plans and traffic information supplied by our customers, we believe that our satellite capacity is used by our customers for various applications. Our customers primarily use leases but also use channel services for point-to-point and point-to-multipoint connections, which are primarily services that use both channel and carrier commitments and leases. In addition, we also provide managed solutions for all customer groups. We believe that the range of services for which our capacity is used contributes to the relatively high level of stability of our business. See “Business—Our Service Sectors” for descriptions of these principal customers and services.

We operate our business on a global basis, with almost every populated region of the world contributing significantly to our revenue. The diversity of our revenue allows us to benefit from changing market conditions and lowers our risk from revenue fluctuations in our service applications and geographic regions.

Trends Impacting Our Revenue

Our revenue at any given time is partially dependent on the supply of communications capacity available in a geographic region, including capacity from other satellite providers and from competing technologies such as fiber optic cable networks, as well as the level of demand for that capacity. Excluding the increase in our revenue associated with the Intelsat Americas and COMSAT General Transactions, we have experienced an overall decline in revenue between 2001 and 2005. In addition, although they did not have a material impact on our revenue, the loss of the IS-804 satellite and of 26 transponders on the IA-7 satellite did contribute to the overall revenue decline. There are a number of factors affecting our revenue, including trends relating to the applications for which our capacity is used and the service types we offer, as well as pricing trends.

Service Types

Our revenue from lease services has increased in the last two years. This trend is due to improved demand for data services and from the government sector, reflecting the positive impact from a user diversity and geographic perspective of the Intelsat Americas and COMSAT General Transactions. The Intelsat Americas Transaction has expanded our customer base in North America, thereby enhancing the geographic diversity of our revenue. In addition, the

Intelsat Americas Transaction has better positioned us with regard to private data network services and the media sector. Following the completion of the PanAmSat Acquisition Transactions, our lease services business represents a greater share of our revenues as a result of the increased importance of media customers in our business.

Our revenue from and the use of our capacity for channel services have been declining in recent years. This trend is principally due to the build-out of fiber optic cable capacity, which is generally less expensive for users than satellite capacity when it is available to provide service between two fixed points. We expect this trend to continue. See “Risk Factors” for a discussion of the potential impact of competition on our revenue and a description of the risks associated with our customers that are telecommunications services providers.

We believe we will continue to generate revenue from channel service commitments by, among other things, servicing our backlog, serving customers using satellite capacity for point-to-point and managed solutions connections between low-traffic communications hubs in smaller cities and from cable interconnects and communications hubs to telecommunications central offices in remote and underserved areas, and developing relationships with new customers in deregulating markets.

Following Prior Intelsat’s privatization, we began providing a number of managed solutions to our customers. For the year ended December 31, 2005, the increase in revenue from managed solutions nearly offset the decline in revenue from channel services. We believe that managed solutions will continue to have a positive effect on our revenue over the long term. See “Business—Our Strategy” for a discussion of our strategies with respect to our voice and data service offerings.

Pricing

We believe that the flexibility that we have to help our customers optimize their services and in pricing services in new markets has positively affected our revenue. Although the pricing of our services is fixed for the duration of existing service commitments, we price new and renew existing service commitments competitively to reflect regional demand and other market factors, subject to the contractual restrictions noted in the paragraph below. We believe that this flexibility in pricing our services will positively affect our revenue from certain geographic regions over the long term. However, pricing trends in certain markets in recent years have negatively impacted our revenue. For example, pricing pressure for services in the Asian and Latin American markets has negatively impacted FSS operators’ revenue in these markets.

We are subject to contractual restrictions that constrain our ability to price services in some circumstances. These contractual restrictions include the LCO protection provisions described in “Business—Certain Customer Service Agreements.” From the date of Prior Intelsat’s privatization through June 30, 2006, Prior Intelsat had not been required to reduce prices for its LCO-protected service commitments. See “Risk Factors—Risk Factors Relating to Our Privatization” for a description of risks relating to these restrictions.

Operating Expenses

Our ongoing operating expenses include direct costs of revenue (exclusive of depreciation and amortization); selling, general and administrative expenses; and depreciation and amortization. Direct costs of revenue (exclusive of depreciation and amortization) and selling, general and administrative expenses have increased substantially in recent years. The increases reflect Prior Intelsat’s transition from the IGO, which was restricted solely to providing satellite capacity and which benefited from certain privileges, exemptions and immunities, including exemption from taxation and limited regulatory oversight, to a shareholder-owned company capable of offering expanded services and addressing new customers and market segments. These new activities require a higher level of operating expenses than those required by our historical business. For example, as discussed below under “—Direct Costs of Revenue (Exclusive of Depreciation and Amortization),” we have incurred additional costs associated with providing managed solutions. Our managed solutions revenue has grown rapidly since Prior Intelsat’s privatization and, at the same time, higher direct costs of providing these services have lowered our operating margins compared to margins associated with our leases and carrier services.

Because the business that Prior Intelsat acquired from the COMSAT Sellers provides integrated communications services, the overall positive impact on our financial results from the COMSAT General Transaction is associated with proportionately higher operating expenses and significantly lower margins than those associated with our business as a whole. For example, the COMSAT Sellers purchased capacity from a number of satellite operators, including us, and then resold this capacity to their customers. In connection with operating the acquired business, we continue to purchase capacity from other satellite providers in some cases, including in instances where a customer requires alternate capacity. The cost of this capacity increases our operating expenses and results in lower operating margins for this business than the margins associated with our traditional business of leasing wholesale satellite capacity. Our operating expenses have also increased as a result of costs associated with employees we have hired from the COMSAT Sellers in connection with the transaction.

Depreciation and amortization has also increased in recent years. This increase has been due primarily to depreciation expense associated with satellites that we launched over the last five years, ground facilities associated with providing managed solutions, and the Intelsat Americas satellites that Prior Intelsat acquired in March 2004.

We believe that our combined organizational and operational structure resulting from the consummation of the PanAmSat Acquisition Transactions will be sufficient to implement our current plans to expand our business, without incurring significant additional costs. We intend to manage our operating expenses going forward to optimize margins and free cash flow. For example, Prior Intelsat has made significant changes in its staffing levels by combining certain positions and eliminating positions in areas of limited growth potential. Prior Intelsat reduced its workforce from 934 employees at December 31, 2003, to 808 employees at December 31, 2004, and to 765 employees at December 31, 2005. Staff costs have historically been a major component of our operating expenses. We expect to continue to aggressively manage our costs going forward.

Direct Costs of Revenue (Exclusive of Depreciation and Amortization)

Direct costs of revenue (exclusive of depreciation and amortization) relate to costs associated with the operation and control of our satellites, our communications network and engineering support and consist principally of salaries and related employment costs, in-orbit insurance, earth station operating costs and facilities costs. Our direct costs of revenue fluctuate based on the number and type of services offered and under development. Our direct costs of revenue have increased because of increased spending on the development of new services, such as our managed solutions, and because of increased third-party costs related to some of the services provided by our government business, IGen. In connection with the development of these services, we acquired or built teleport facilities in 2002 and 2003. We also lease fiber capacity to connect these teleports with our satellite network and to provide network connectivity to our managed solutions customers. We incurred additional personnel, maintenance and other infrastructure costs associated with operating these facilities. We have also incurred costs in connection with designing and implementing customized communications services for our managed solutions customers, such as establishing a customized broadband service platform for a direct-to-home service provider in the Middle East.

We have incrementally increased our direct costs of revenue in order to operate the business acquired in the Intelsat Americas Transaction. For example, we have added antennas and established and staffed a specialized video operations center in order to manage customer transmissions on the Intelsat Americas satellites. In addition, we have obtained technical support and training services from Loral, some of which were temporary in nature. For example, when we assumed full in-orbit operational control of the Intelsat Americas satellites in March, 2005, we terminated our transition services agreement with Loral and ceased making any further payments thereunder. As a result of the COMSAT General Transaction, we expect that we will continue to purchase capacity from other satellite providers, including in cases where it is required by a customer, and therefore our direct costs of revenue will increase. Additionally, as a result of the anomalies experienced by our IA-7 and IS-804 satellites, we were required to make certain short-term purchases of capacity from other satellite providers, which resulted in an increase in our direct costs of revenue.

We expect our direct costs of revenue to increase as we add customers, expand our managed solutions and provide customized communications services to our customers. However, with the build-out of our terrestrial infrastructure substantially complete, we expect that this increase will be incremental in nature. Due to the higher costs of providing managed solutions to our customers, managed solutions typically have lower gross margins than the other services we provide. Accordingly, to the extent that we are successful in our strategy to replace part of our declining carrier business with our new managed solutions business, we expect our gross margins to decrease. However, as a result of the PanAmSat Acquisition Transactions, this decrease may be offset by the impact of the generally higher gross margins at which PanAmSat currently operates.

Selling, General and Administrative Expenses

Selling, general and administrative expenses relate to costs associated with our sales and marketing staff and our administrative staff, which includes legal, finance and human resources staff. Selling, general and administrative expenses also include fees for professional services and fees payable to the Sponsors and related parties under a Monitoring Fee Agreement that Prior Intelsat entered into in connection with the Acquisition Transactions, which have been significant in recent periods due to the high level of transaction activity. Selling, general and administrative expenses also include building maintenance and rent expenses and the provision for uncollectible accounts. The staff expenses consist primarily of salaries and related employment costs, travel costs and office occupancy costs, including our sales-related offices in 10 countries, including the United States.

Selling, general and administrative expenses fluctuate with the number of customers served and the number and types of services offered. These costs also fluctuate with the number of jurisdictions and markets in which we operate, as well as the number of regional offices we operate. However, fluctuations in these expenses are not always directly proportional to changes in these factors, because our systems have been designed to accommodate some level of growth.

Selling, general and administrative expenses increased in recent years following Prior Intelsat’s privatization. These increases were driven by the objectives of decentralizing our marketing activities by expanding regional support offices and staff acquired with our various acquisitions. This decentralization included establishing additional offices, and we now have sales-related offices in 10 countries, including the United States. We have also added product management capabilities in order to accelerate the introduction of new services and entry into new markets. In connection with the Intelsat Americas Transaction, we added sales staff and incurred other sales and marketing costs in response to the increased level of activity in the North American region.

We expect our selling, general and administrative expenses to decrease as the result of the PanAmSat Acquisition Transactions and the realization of costs savings over time from the integration of all general and administrative functions of Prior Intelsat and PanAmSat.

Depreciation and Amortization

Our capital assets consist primarily of our satellites and associated ground network infrastructure. Included in capitalized satellite costs are the costs for satellite construction, satellite launch services, insurance premiums for satellite launch and the in-orbit testing period, the net present value of deferred satellite performance incentives payable to satellite manufacturers, and capitalized interest incurred during the satellite construction period.

Capital assets are depreciated or amortized on a straight-line basis over their estimated useful lives. The depreciable lives of our station-kept satellites range from 12 years to 15 years. As a result of the Intelsat Americas Transaction, Prior Intelsat’s depreciation and amortization costs have increased and will continue to increase, principally due to depreciation costs we incur on the acquired satellites and the amortization of acquired intangible assets. In addition, Prior Intelsat’s depreciation and amortization costs have increased as a result of the Acquisition Transactions primarily due to increases in the fair value of our amortizable intangible assets.

As a result of the PanAmSat Acquisition Transactions, we expect our depreciation and amortization expenses to increase significantly.

Non-Cash Impairment Charges

Prior Intelsat recorded a non-cash impairment charge in 2004 of $84.4 million related to a partial in-orbit failure of our IA-7 satellite, in order to write down the satellite to its estimated fair value. Prior Intelsat recorded a non-cash impairment charge in 2005 of $69.2 million as a result of the in-orbit failure of our IS-804 satellite, in order to write-off the full book value of the satellite. No other impairment changes have been recorded during the last three years.

Backlog

Our backlog, which is our expected actual future revenue under our customer contracts, was approximately $8.3 billion on a pro forma combined basis as of March 31, 2006. As of March 31, 2006, the weighted average remaining duration of our backlog was approximately 4.59 years and the weighted average remaining customer contract life was 8.2 years. We currently expect to deliver services associated with $1,665 million, or approximately 20%, of our March 31, 2006 backlog during the twelve months ending March 31, 2007. Backlog includes both non-cancellable contracts and contracts that are cancellable. The amount included in backlog represents the full service charge for the duration of the contract and does not include termination fees. As of March 31, 2006, 98% of our total backlog relates to contracts that either are non-cancellable or have substantial termination fees. Our expected future revenue under contracts with customers as of March 31, 2006 was as follows:

Period	(in millions)
2006	$1,299
2007	1,352
2008	1,109
2009	863
2010 and thereafter	3,631

Total	$8,254

Our backlog by service type as of March 31, 2006 was as follows (in millions, except percentages):

Prior Intelsat:
Lease	$2,613	32%
Channel	947	11
Managed solutions	239	3

Subtotal	$3,799	46%

PanAmSat	4,455	54%

Total	$8,254	100%

Approximately 4.0% of our backlog as of March 31, 2006 was eligible for LCO protection. Our backlog could potentially be reduced if our LCO protection obligations are triggered and we are required to lower the prices for certain of our existing customer service commitments. Our backlog could also be impacted by financial difficulties experienced by our customers. See “Risk Factors—Risk Factors Relating to Our Business” for a discussion of the potential risks related to our revenue and backlog.

Results of Operations

As a result of the consummation of the Acquisition Transactions, Prior Intelsat’s financial results for 2005 have been separately presented for the “Predecessor Entity” for the period January 1, 2005 through January 31, 2005 and for the “Successor Entity” for the period February 1, 2005 through December 31, 2005. For comparative purposes, we combined the period from January 1, 2005 through December 31, 2005 in our discussion below, as we believe this combination is useful to provide the reader a more accurate comparison. This combination is not a U.S. GAAP measure and it is provided to enhance the reader’s understanding of the results of operations for the periods presented.

Three Months Ended March 31, 2005 and 2006

	Predecessor Entity	Successor Entity	Combined	Successor Entity
	Period January 1 to January 31, 2005	Period February 1 to March 31, 2005	Three Months Ended March 31, 2005	Three Months Ended March 31, 2006
	(in thousands)
Revenue	$97,917	$195,257	$293,174	$280,446
Operating expenses:
Direct costs of revenue	26,939	43,837	70,776	55,111
Selling, general and administrative	55,443	26,481	81,924	39,814
Depreciation and amortization	39,184	95,953	135,137	154,604
Impairment of asset value	69,227	—	69,227	—
Restructuring costs	263	—	263	—

Total operating expenses	191,056	166,271	357,327	249,529

Income (loss) from operations	(93,139)	28,986	(64,153)	30,917
Interest expense	13,241	67,964	81,205	109,473
Interest income	191	1,092	1,283	3,352
Other income (expense), net	863	(453)	410	(5,411)

Loss from operations before income taxes	(105,326)	(38,339)	(143,665)	(80,615)
Provision for income taxes	4,400	3,586	7,986	9,495

Net loss	$(109,726)	$(41,925)	$(151,651)	$(90,110)

The following table sets forth Prior Intelsat’s comparative statements of operations on a combined basis for the three months ended March 31, 2005 and for the three months ended March 31, 2006 with the increase (decrease) and percentage change between the periods presented:

	Combined		Three Months Ended March 31, 2006 Compared to Combined Three Months Ended March 31, 2005
	Three Months Ended	Three Months Ended
	March 31, 2005	March 31, 2006	Increase (Decrease)	Percentage Change
	(in thousands, except percentages)
Revenue	$293,174	$280,446	$(12,728)	(4)%
Operating expenses:
Direct costs of revenue	70,776	55,111	(15,665)	(22)
Selling, general and administrative	81,924	39,814	(42,110)	(51)
Depreciation and amortization	135,137	154,604	19,467	14
Impairment of asset value	69,227	—	(69,227)	(100)
Restructuring costs	263	—	(263)	(100)

Total operating expenses	357,327	249,529	(107,798)	(30)

Income (loss) from operations	(64,153)	30,917	95,070	148
Interest expense	81,205	109,473	28,268	35
Interest income	1,283	3,352	2,069	161
Other income (expense), net	410	(5,411)	(5,821)	(1,420)

Loss from operations before income taxes	(143,665)	(80,615)	63,050	44
Provision for income taxes	7,986	9,495	1,509	19

Net Loss	$(151,651)	$(90,110)	$61,541	41%

The following table sets forth revenue by service commitment type and percentage of total revenue represented by each for the three months ended March 31, 2005 and 2006:

	Combined
	Three Months Ended March 31, 2005		Three Months Ended March 31, 2006
	(in millions, except percentages)
Lease	$190.2	65%	$189.8	68%
Channel	60.3	21	48.6	17
Managed solutions	24.6	8	31.3	11
Mobile satellite services and other	18.1	6	10.7	4

Total	$293.2	100%	$280.4	100%

Revenue

Revenue decreased $12.7 million, or 4%, to $280.4 million for the three months ended March 31, 2006 from $293.2 million for the three months ended March 31, 2005. Channel revenue decreased $11.7 million to $48.6 million for the three months ended March 31, 2006 from $60.3 million for the three months ended March 31, 2005. The decrease was primarily attributable to a decline in legacy channel services revenue. The decline in channel services revenue was primarily due to a decline in the volume of capacity sold as channel services, which reflects the continued migration of point-to-point satellite traffic to fiber optic cables across transoceanic routes, the reduced capacity requirements of our customers due to economic factors in certain geographical regions, and the optimization of their networks. Mobile satellite services and other revenues declined by $7.4 million to $10.7 million for the three months ended March 31, 2006, as compared to $18.1 million in the three months ended March 31, 2005, primarily due to less use of mobile satellite services sold to government customers. These declines were partially offset by increases in managed solutions revenue which increased $6.7 million to $31.3 million for the three months ended March 31, 2006 from $24.6 million for the three months ended March 31, 2005. Lease revenue was relatively unchanged at $189.8 million for the three months ended March 31, 2006 as compared to $190.1 million in the three months ended March 31, 2005. We expect revenue from channel services to continue to decline as channel customers continue migrating point-to-point satellite traffic to fiber optic cable, which is generally more cost effective.

Operating Expenses

Direct Costs of Revenue

Direct costs of revenue decreased $15.7 million, or 22%, to $55.1 million for the three months ended March 31, 2006 from $70.8 million for the three months ended March 31, 2005. The decrease was principally due to lower third party capacity costs of $9.4 million driven by a decline in mobile satellite services revenue and decreases in lease service sales to government customers. Additional decreases in costs were associated with lower insurance costs of $4.0 million and a decrease of $4.9 million associated with accelerated vesting of stock-based compensation plans in 2005 as a result of the Acquisition Transactions. These declines were offset by increased severance expense in 2006 of $4.3 million.

Selling, General and Administrative

Selling, general and administrative expenses decreased $42.1 million, or 51%, to $39.8 million for the three months ended March 31, 2006 from $81.9 million for the three months ended March 31, 2005. The decrease was due primarily to decreases in professional fees of $41.7 million incurred mainly in connection with the Acquisition Transactions, offset by recovery of previously written-off bad debts of $5.3 million in 2005. Additional decreases of $4.8 million associated with accelerated vesting of stock-based compensation plans in 2005 as a result of the Acquisition Transactions, decreases in costs associated with management bonuses, accruals under Prior Intelsat’s corporate bonus plan of $3.5 million and $2.3 million of decreased salary and wages due to reductions in headcount between 2005 and 2006 were offset by $6.6 million of increased severance expenses.

Depreciation and Amortization

Depreciation and amortization increased $19.5 million, or 14%, to $154.6 million for the three months ended March 31, 2006 from $135.1 million for the three months ended March 31, 2005. This increase was primarily due to the increase in the fair value of Prior Intelsat’s depreciable assets upon the closing of the Acquisition Transactions. The new fair values resulted in an increase in depreciation on Prior Intelsat’s satellites and ground segment equipment of $6.5 million and an increase in amortization on Prior Intelsat’s intangible assets of $2.2 million. Additionally, $5.1 million of the increase was due to accelerated depreciation for retiring assets, $4.0 million of the depreciation increase was associated with the IA-8 satellite, which went into service in July 2005 and for which no depreciation was recorded during the prior year period, and $1.4 million of the increase related to ground segment assets placed in service at the end of 2005.

Impairment of Asset Value

In January 2005, the IS-804 satellite experienced an unexpected electrical power system anomaly that resulted in the total loss of the satellite. As a result of this anomaly, Prior Intelsat recorded a non-cash impairment charge of $69.2 million during the three months ended March 31, 2005 to write off the net book value of the IS-804 satellite of $73.3 million, net of satellite performance incentive obligations of $4.1 million. No impairment charges were recorded during the three months ended March 31, 2006.

Interest Expense

Prior Intelsat incurred $111.9 million of gross interest costs during the three months ended March 31, 2006. Interest expense consists of the gross interest costs incurred less the amount of interest capitalized related to capital assets under construction. Interest expense increased $28.3 million, or 35%, to $109.5 million for the three months ended March 31, 2006 from $81.2 million for the three months ended March 31, 2005. This increase was principally due to the impact of January 2005 interest costs associated with the approximately $2.55 billion of debt incurred in connection with the Acquisition Transactions and the $478.7 million of debt incurred in the form of the discount notes issued in February 2005. Furthermore, the non-cash portion of interest expense included the amortization and accretion of discounts recorded on existing debt of $14.3 million and an increase due to higher capitalized interest during the period as a direct result of the satellite under construction during 2006.

Interest Income

Interest income of $3.4 million for the three months ended March 31, 2006 increased by $2.1 million from $1.3 million for the three months ended March 31, 2005. This increase was due primarily to improved investment returns earned on higher cash investment balances during the first quarter of 2006 compared to the first quarter of 2005.

Other Income (Expense), Net

Other income (expense), net consists of non-operating income less non-operating expenses. Other expense, net was $5.4 million for the three months ended March 31, 2006, an increase of $5.8 million from other income of $0.4 million for the three months ended March 31, 2005. The increase was primarily due to an increase in losses from an investment in satellite-based broadband services provider, WildBlue Communications, Inc., or WildBlue, from $1.6 million during the first quarter of 2005 to $6.2 million in the first quarter of 2006.

Income Taxes

Prior Intelsat’s provision for income taxes totaled $9.5 million for the three months ended March 31, 2006, as compared to $8.0 million for the three months ended March 31, 2005. The increase in expense was principally due to higher earnings in Prior Intelsat’s subsidiaries subject to U.S. tax compared to the prior year period. Because Bermuda does not currently impose an income tax, Prior Intelsat’s statutory tax rate was zero. The difference between tax expense reported in Prior Intelsat’s statements of operations and tax computed at statutory rates was attributable to the provision for foreign taxes, which were principally U.S. and U.K. taxes, as well as withholding taxes on revenue earned in many of Prior Intelsat’s foreign markets.

Net loss

Net loss of $90.1 million for the three months ended March 31, 2006 reflected a decrease of $61.5 million from $151.7 million of net loss for the three months ended March 31, 2005. This decrease was primarily due to lower operating expenses during the former period, the IS-804 impairment charge and professional fees incurred in 2005 associated with the Acquisition Transactions.

EBITDA

EBITDA consists of earnings before interest, taxes and depreciation and amortization. EBITDA is a measure commonly used in the fixed satellite services sector, and Prior Intelsat presents EBITDA to enhance understanding of operating performance. Prior Intelsat uses EBITDA as one criterion for evaluating its performance relative to that of its peers. Prior Intelsat believes that EBITDA is an operating performance measure, and not a liquidity measure, that provides investors and analysts with a measure of operating results unaffected by differences in capital structures, capital investment cycles and ages of related assets among otherwise comparable companies. However, EBITDA is not a measure of financial performance under U.S. GAAP, and Prior Intelsat’s EBITDA may not be comparable to similarly titled measures of other companies. You should not consider EBITDA as an alternative to operating or net income, determined in accordance with U.S. GAAP, as an indicator of operating performance, or as an alternative to cash flows from operating activities, determined in accordance with U.S. GAAP, as an indicator of cash flows, or as a measure of liquidity.

EBITDA of $180.1 million for the three months ended March 31, 2006 reflects an increase of $108.7 million, or 152% from $71.4 million for the same period in 2005. This increase was principally due to the $69.2 million impairment charge in 2005 and lower operating expenses in 2006, partially offset by lower revenue, as compared to the same period in 2005.

A reconciliation of net loss to EBITDA is as follows:

	Three Months Ended March 31,
	2005	2006
	(in thousands)
Net loss	$(151,651)	$(90,110)
Add:
Interest expense	81,205	109,473
Provision for income taxes	7,986	9,495
Depreciation and amortization	135,137	154,604
Subtract: Interest income	1,283	3,352

EBITDA	$71,394	$180,110

Years Ended December 31, 2004 and 2005

	Predecessor Entity	Successor Entity	Combined
	January 1 to January 31, 2005	February 1 to December 31, 2005	Year Ended December 31, 2005
		(in thousands)
Revenue	$97,917	$1,073,566	$1,171,483
Operating expenses:
Direct costs of revenue (exclusive of depreciation and amortization shown separately below)	26,939	216,608	243,547
Selling, general and administrative	55,443	139,158	194,601
Depreciation and amortization	39,184	534,329	573,513
Impairment charge for satellite failures	69,227	—	69,227
Restructuring costs	263	—	263

Total operating expenses	191,056	890,095	1,081,151

Operating income (loss) from continuing operations	(93,139)	183,471	90,332
Interest expense	13,241	376,959	390,200
Interest income	191	9,512	9,703
Other income (expense), net	863	(8,810)	(7,947)

Loss from continuing operations before income taxes	(105,326)	(192,786)	(298,112)
Provision for income taxes	4,400	22,772	27,172

Net loss	$(109,726)	$(215,558)	$(325,284)

The following tables set forth Prior Intelsat’s comparative statements of operations for 2004 and on a combined basis for the year ended December 31, 2005, with the increase (decrease) and percentage change between the periods presented:

	Year Ended December 31,		Year Ended December 31, 2005 Compared to Year Ended December 31, 2004
	2004	2005	Increase (Decrease)	Percentage Change
	(dollars in thousands)
Revenue	$1,043,906	$1,171,483	$127,577	12%
Operating expenses:
Direct costs of revenue (exclusive of depreciation and amortization shown separately below)	178,253	243,547	65,294	37
Selling, general and administrative	152,111	194,601	42,490	28
Depreciation and amortization	457,372	573,513	116,141	25
Impairment charge for satellite failures	84,380	69,227	(15,153)	(18)
Restructuring costs	6,640	263	(6,377)	(96)

Total operating expenses	878,756	1,081,151	202,395	23%

	Year Ended December 31,		Year Ended December 31, 2005 Compared to Year Ended December 31, 2004
	2004	2005	Increase (Decrease)	Percentage Change
	(dollars in thousands)
Operating income from continuing operations	$165,150	$90,332	$(74,818)	(45)%
Interest expense	143,399	390,200	246,801	172
Interest income	4,530	9,703	5,173	114
Other expense, net	(2,384)	(7,947)	(5,563)	233

Income (loss) from continuing operations before income taxes	23,897	(298,112)	(322,009)	(1,347)
Provision for income taxes	18,647	27,172	8,525	46

Income (loss) from continuing operations	5,250	(325,284)	(330,534)	(6,296)
Loss from discontinued operations	(43,929)	—	43,929	(100)

Net loss	$(38,679)	$(325,284)	$(286,605)	741%

Revenues were derived from the following services for the year ended December 31, 2004, the period January 1, 2005 to January 31, 2005, the period February 1, 2005 to December 31, 2005, and on a combined basis for the year ended December 31, 2005:

	Predecessor Entity		Successor Entity	Combined
	Year Ended December 31,	January 1 to January 31	February 1 to December 31	Year Ended December 31,
	2004	2005	2005	2005
	(in thousands)		(in thousands)
Lease	$690,598	$63,727	$695,658	$759,385
Channel	264,616	22,261	200,993	223,254
Managed solutions	75,556	7,303	103,583	110,886
Mobile satellite services and other	13,136	4,626	73,332	77,958

Total	$1,043,906	$97,917	$1,073,566	$1,171,483

Revenue

Revenue increased $127.6 million, or 12%, to $1,171.5 million for the year ended December 31, 2005 from $1,043.9 million for the year ended December 31, 2004. The increase was primarily attributable to increased lease services revenue of $68.8 million, largely consisting of sales to Network Services and Telecom customers, including customers in North America and customers acquired with the COMSAT General Transaction. Revenue from mobile satellite services, which are sold by Prior Intelsat’s IGen subsidiary, increased by $53.0 million to approximately $61.2 million, reflecting a full 12 months of revenue from these services in 2005 compared to two months in 2004 following the closing of the COMSAT General Transaction. Other revenue, included above as part of mobile satellite services and other, did not change materially between 2004 and 2005. Additionally, revenue from managed solutions increased by $35.3 million to $110.9 million, reflecting increased demand for these services from data, video, and internet applications throughout the world. Also, a portion of the increase related to customers acquired in connection with the Intelsat Americas Transaction. The year ended December 31, 2005 included 12 months of revenue from these customers while 2004 included approximately 9 months for the period following the March 17, 2004 acquisition. These increases were partially offset by a decline in revenue associated with the loss of our IS-804 satellite in January 2005, and a decline in channel services revenue of $41.4 million to $223.3 million, in line with expected trends. The decline in channel services revenue was primarily due to a decline in the volume of capacity sold as channel services, which reflects the continued migration of point-to-point satellite traffic to fiber optic cables across transoceanic routes, the reduced capacity requirements of our customers due to economic factors in certain geographical regions, and the optimization of their networks. We expect revenue from channel services to continue to decline as channel customers continue migrating point-to-point satellite traffic to fiber optic cable, which is generally more cost effective.

Operating Expenses

Direct Costs of Revenue (exclusive of Depreciation and Amortization)

Direct costs of revenue (exclusive of depreciation and amortization) increased $65.3 million, or 37%, to $243.6 million for the year ended December 31, 2005 from $178.3 million for the year ended December 31, 2004. The increase was principally due to increases in third party capacity and other communications services provided in connection with revenue generated by IGen and additional leased fiber capacity costs due to growth in the managed solutions business. Additionally, 2005 included expenses related to Prior Intelsat’s corporate bonus plan while no amounts were paid during 2004 related to the bonus plan. These increases were partially offset by a reduction of approximately $12.1 million for in-orbit satellite insurance, which we terminated in March 2005, except in-orbit insurance on the IS 10-02 satellite that terminated in June 2005 and on the IA-8 satellite that terminated in December 2005.

Selling, General and Administrative

Selling, general and administrative expenses increased $42.5 million, or 28%, to $194.6 million for the year ended December 31, 2005 from $152.1 million for the year ended December 31, 2004. The increase was due primarily to increases in professional fees of $48.8 million, incurred mainly in connection with the Acquisition Transactions, approximately $21.5 million incurred during 2005 as an annual fee payable to the Sponsors and related parties under a Monitoring Fee Agreement Prior Intelsat entered into at the closing of the Acquisition Transactions, and other employee related costs for severance, equity compensation, and executive bonuses, totaling approximately $31.8 million. These increases were offset by a $15.9 million decrease in bad debt expense, due in part to payments of past due amounts from customers who are also former shareholders following their receipt of proceeds from the Acquisition Transactions and payments from customers following bankruptcy proceedings.

Depreciation and Amortization

Depreciation and amortization increased $116.1 million, or 25%, to $573.5 million for the year ended December 31, 2005 from $457.4 million for the year ended December 31, 2004. This increase was primarily due to the increase in the fair value of Prior Intelsat’s depreciable assets upon the closing of the Acquisition Transactions. The new fair values resulted in an increase in depreciation on Prior Intelsat’s satellites of $62.2 million and an increase in amortization on Prior Intelsat’s intangible assets of $29.0 million. In addition, depreciation expense increased by $6.7 million due to the IA-8 satellite, which was placed in service in July 2005, and by $14.1 million due to the IS-10-02 satellite, which was placed in service in September 2004. Depreciation on ground segment and infrastructure costs also increased by $17.9 million, due in part to facilities placed into service in late 2004 and early 2005 upon Prior Intelsat assuming full operation of satellites purchased in the Intelsat Americas Transaction. These increases were partially offset by decreases in depreciation expense of $13.9 million related to the IS-804 satellite, which was written off in January 2005 following an in-orbit failure, and of $5.4 million related to lower deprecation on the IA-7 satellite following its partial failure in November 2004.

Impairment Charge for Satellite Failures

Prior Intelsat incurred impairment charges during both 2005 and 2004 related to two separate satellite failures. In January 2005, the IS-804 satellite experienced an electrical power system anomaly that resulted in the total loss of the satellite. As a result, Prior Intelsat recorded a non-cash impairment charge of $69.2 million during 2005 for the net book value of the satellite. During 2004, the IA-7 satellite incurred a partial in-orbit failure and Prior Intelsat incurred a non-cash impairment charge of $84.4 million for the portion of the satellite that was no longer useable. No other impairment charges were incurred during those comparative periods.

Restructuring Costs

Prior Intelsat incurred restructuring costs of $0.3 million and $6.6 million during 2005 and 2004, respectively, in connection with the Acquisition Transactions for severance and related benefit costs associated with reductions in Prior Intelsat’s workforce associated with the Acquisition Transactions. No other restructuring costs were incurred during those periods.

Interest Expense

Interest expense increased $246.8 million, or 172%, to $390.2 million for the year ended December 31, 2005 from $143.4 million for the year ended December 31, 2004. This increase was due primarily to the increase of $222.0 million associated with the approximately $2.55 billion of debt incurred in connection with the Acquisition Transactions and the $478.7 million discount notes issued in February 2005. Prior Intelsat also incurred a $10.5 million net reduction in capitalized interest associated with a reduction in satellite construction from period to period. 2005 interest expense includes approximately $54.6 million of interest accrued related to the accretion of interest on the discount notes, amortization of discounts recorded upon the Acquisition Transactions to adjust existing debt to fair value, and the write-off of deferred financing costs. Higher interest expense is expected to continue in future periods while this debt, and debt that is incurred in connection with the consummation of the PanAmSat Acquisition Transactions, is outstanding.

Interest Income

Interest income increased by $5.2 million, or 114%, to $9.7 million for the year ended December 31, 2005 from $4.5 million for the year ended December 31, 2004. This increase was due primarily to improved investment returns earned on higher cash investment balances during 2005 compared to 2004.

Other Expense, net

Other expense, net consists of non-operating income less non-operating expenses. Other expense, net was $7.9 million for the year ended December 31, 2005 compared to $2.4 million for the year ended December 31, 2004. The increase primarily related to a $7.6 million increase in losses from Prior Intelsat’s investment in WildBlue, from $4.7 million during 2004 to $12.3 million in 2005.

Income Taxes

Prior Intelsat’s provision for income taxes totaled $27.1 million for the year ended December 31, 2005, an increase of $8.5 million from $18.6 million for the year ended December 31, 2004. The increase in the tax provision was principally due to increased taxable earnings in the United States following the COMSAT General Transaction in October 2004 and increased earnings subject to tax in the United Kingdom.

Because Bermuda does not currently impose an income tax, Prior Intelsat’s statutory tax rate was zero. The difference between tax expense reported in the statements of operations and tax computed at statutory rates was attributable to the provision for foreign taxes, which were principally U.S. and U.K. taxes, as well as withholding taxes on revenue earned in many of Prior Intelsat’s foreign markets.

Income (loss) from continuing operations

Prior Intelsat’s loss from continuing operations was $325.3 million for the year ended December 31, 2005 compared to income from continuing operations of $5.3 million in 2004. This $330.5 million change was principally due to higher operating expenses as described above and higher interest expenses, partially offset by higher revenue attributable to the Intelsat Americas and COMSAT General Transaction during all of 2005 compared to partial year revenues during 2004.

Loss from discontinued operations

During 2004, Prior Intelsat incurred a loss from discontinued operations, net of tax and minority interest, of $43.9 million due to the disposal of its investment in Galaxy. No losses from discontinued operations were incurred during 2005.

Net loss

Prior Intelsat’s net loss was $325.3 million for the year ended December 31, 2005 compared to a net loss of $38.7 million for the year ended December 31, 2004. This $286.6 million increase in loss was primarily due to higher operating expenses as described above and higher interest expenses, partially offset by higher revenue attributable to the Intelsat Americas and COMSAT General Transaction during all of 2005 compared to only partial year revenues in 2004 following the respective acquisition dates. Interest expense associated with our existing debt, and debt that is incurred in connection with the consummation of the PanAmSat Acquisition Transactions, is expected to continue to impact Prior Intelsat’s net loss.

EBITDA

EBITDA was $655.9 million for the year ended December 31, 2005, an increase of $79.7 million, or 14%, from $576.2 million for the 2004 year. This increase was principally due to the $43.9 million loss from discontinued operations in 2004, asset impairment charges that were $15.2 million higher in 2004 compared to 2005, and the $127.6 million increase in revenue offset by increases in operating expenses as described above.

A reconciliation of net income to EBITDA for the two-year period ended December 31, 2005, is as follows:

	Predecessor Entity		Successor Entity
	Year Ended December 31,	January 1 to January 31	February 1 to December 31	Combined
	2004	2005	2005	2005
	(in thousands)		(in thousands)
Net income (loss)	$(38,679)	$(109,726)	$(215,558)	$(325,284)
Add:
Interest expense	143,399	13,241	376,959	390,200
Provision for income taxes	18,647	4,400	22,772	27,172
Depreciation and amortization	457,372	39,184	534,329	573,513
Subtract:
Interest income	4,530	191	9,512	9,703

EBITDA	$576,209	$(53,092)	$708,990	$655,898

The trends Prior Intelsat has experienced in EBITDA are a direct result of the trends it has experienced in revenue and operating expenses. EBITDA is expected to continue to be directly impacted by the trends that Prior Intelsat experiences in revenue and operating expenses and that such trends will have a more pronounced effect on EBITDA than on revenue or operating expenses individually.

Years Ended December 31, 2003 and 2004

The following table sets forth Prior Intelsat’s comparative statement of operations data for the years ended December 31, 2003 and 2004, and the increase or decrease and percentage change between the periods presented:

	Year Ended December 31,		Increase (Decrease)	Percentage Change
	2003	2004
	(dollars in thousands)
Revenue	$946,118	$1,043,906	$97,788	10%
Operating expenses:
Direct costs of revenue (exclusive of depreciation and amortization shown separately below)	132,172	178,253	46,081	35
Selling, general and administrative	129,456	152,111	22,655	18
Depreciation and amortization	400,485	457,372	56,887	14
IS-10-01 contract termination costs	(3,000)	—	3,000	(100)
Impairment of asset value	—	84,380	84,380	—
Restructuring costs	(837)	6,640	7,477	893

Total operating expenses	658,276	878,756	220,480	33

Operating income from continuing operations	287,842	165,150	(122,692)	(43)
Interest expense	99,002	143,399	44,397	45
Interest income	1,972	4,530	2,558	130
Other income (expense), net	18,556	(2,384)	(20,940)	(113)

	Year Ended December 31,		Increase (Decrease)	Percentage Change
	2003	2004
	(dollars in thousands)
Income from continuing operations before income taxes	$209,368	$23,897	$(185,471)	(89)
Provision for income taxes	26,129	18,647	(7,482)	(29)

Income from continuing operations	183,239	5,250	(177,989)	(97)
Loss from discontinued operations	(2,120)	(43,929)	(41,809)	(1,972)

Net income (loss)	$181,119	$(38,679)	$(219,798)	(121)%

Revenues were derived from the following services for the years ended December 31, 2003 and 2004:

	2003	2004
	(in thousands)
Lease	$600,446	$690,598
Channel	306,041	264,616
Managed solutions	35,196	75,556
Mobile satellite services and other	4,435	13,136

Total	$946,118	$1,043,906

Revenue

Revenue increased $97.8 million, or 10%, for the year ended December 31, 2004 from the year ended December 31, 2003. The increase was primarily attributable to an increase in lease service revenue of $90.2 million, which reflected lease services revenue on the Intelsat Americas satellites and incremental revenue from contracts acquired in connection with the COMSAT General Transaction. The increase in lease services revenue was offset by a $38.0 million reduction in revenue due to lease services commitments that expired during the period and were not renewed and to a reduction in the amount of capacity purchased by Prior Intelsat’s distributors for future resale. The increase in revenue was also partially offset by a decline in the volume of capacity sold as channel and carrier services of $41.4 million. This decrease in revenue from channel and carrier services was primarily due to a decline in the volume of capacity sold as channel and carrier services, which reflects the continued migration of point-to-point satellite traffic to fiber optic cables across transoceanic routes, the reduced capacity requirements of customers due to the general economic downturn and the optimization of their networks. Because fiber connectivity on major point-to-point routes is generally more cost-effective than satellite connectivity, this trend is expected to continue in Prior Intelsat’s channel business. The decline in revenue from channel and carrier services was almost entirely offset by a $40.4 million increase in revenue associated with growth of managed solutions, which included $3.9 million associated with the assets acquired in the Intelsat Americas Transaction. See “—Overview—Revenue” above for a discussion of the factors expected to impact our revenue in the future.

Operating Expenses

Direct Costs of Revenue (Exclusive of Depreciation and Amortization)

Direct costs of revenue (exclusive of depreciation and amortization) increased $46.1 million, or 35%, for the year ended December 31, 2004 from the year ended December 31, 2003. The increase was principally due to increases in costs of services of $35.1 million that were primarily associated with the COMSAT General Transaction and additional leased fiber capacity costs due to growth in managed solutions. The increase was also due to compensation costs of $5.0 million related to equity incentive plan expense related to employees and $4.3 million of service fees primarily related to Prior Intelsat’s transition services agreements with Loral. The expenses incurred under the transition services agreement with Loral were temporary in nature, and Prior Intelsat did not incur these expenses beyond mid-2005.

Prior Intelsat anticipates that direct costs of revenue (exclusive of depreciation and amortization) will continue to increase as it continues to develop and invest in managed solutions initiatives. See “—Overview—Operating Expenses—Direct Costs of Revenue (Exclusive of Depreciation and Amortization)” above for a discussion of the expected impact of our provision of managed solutions on our direct costs of revenue (exclusive of depreciation and amortization), as well as other factors expected to impact our direct costs of revenue (exclusive of depreciation and amortization) in the future.

Selling, General and Administrative

Selling, general and administrative expenses increased $22.7 million, or 18%, for the year ended December 31, 2004 from the year ended December 31, 2003. The increase was due primarily to increases in professional fees of $11.9 million mainly due to the acquisition of Intelsat, Ltd. by Intelsat Holdings and the withdrawal during the second quarter of 2004 of Prior Intelsat’s contemplated initial public offering. The increase was also partly due to $6.3 million of equity incentive plan expense related to employees and board members and a $3.0 million increase in sales incentive bonuses.

Depreciation and Amortization

Depreciation and amortization increased $56.9 million, or 14%, for the year ended December 31, 2004 from the year ended December 31, 2003. This increase was primarily due to depreciation of $38.9 million recorded on the Intelsat Americas satellites acquired from Loral in March 2004 and $4.3 million recorded on an Intelsat IX series satellite that did not become operational until the end of the first quarter of 2003. Also contributing to this increase was depreciation of $7.0 million recorded on the IS-10-02 satellite, which went into service in September 2004. This increase was partially offset by a decrease of $4.8 million attributable to a reduction in satellite performance incentives paid on the Intelsat VII series satellites and an increase in the depreciable life of the IS-801 satellite. Also contributing to the increase in depreciation and amortization was an increase in depreciation of $11.4 million relating to ground segment and infrastructure costs and amortization of intangible assets.

IS-10-01 Contract Termination Costs

In November 2002, Prior Intelsat terminated its order for the IS-10-01 satellite, due to the manufacturer’s significant postponement in the delivery date of the satellite. As a result of this termination, Prior Intelsat recorded a charge to its consolidated statement of operations of approximately $34.4 million, representing the write-off of capitalized satellite program costs, including satellite construction costs, launch vehicle costs, program office costs, capitalized interest and ground network costs, net of the refund due from the manufacturer of the satellite and the launch vehicle deposit described below. In connection with the decision to terminate its order for the IS-10-01 satellite, Prior Intelsat agreed with one of its launch vehicle providers, Sea Launch Limited Partnership, referred to as Sea Launch, to treat most of the payments made for the launch vehicle that could have been used for the launch of the IS-10-01 satellite as a credit for a future launch. Prior Intelsat recorded a deposit of the minimum possible credit under the agreement with Sea Launch, net of certain expenses, of approximately $23.2 million. During 2003, Prior Intelsat was notified by Sea Launch that under the terms of the Agreement the credit would not be subject to further reduction. Because the credit with Sea Launch was fixed at an amount greater than the expected credit based on which Prior Intelsat recorded its $23.2 million deposit, during the year ended December 31, 2003 Prior Intelsat reversed $3.0 million of the $34.4 million charge recorded for the year ended December 31, 2002. In addition, during 2003 and 2004, Prior Intelsat paid guarantee payments which resulted in an increase of the deposit amount. As of December 31, 2004, Prior Intelsat has recorded a deposit of $27.7 million. However, if an order is not placed for a future launch by July 31, 2005, Sea Launch has the right to terminate the agreement, in which case Prior Intelsat will incur a termination liability of up to $16.4 million, in addition to forfeiture of the deposit, for a total obligation of not greater than $44.1 million. We are presently in discussions with Sea Launch regarding an extension of the July 31, 2005 expiration date.

Impairment of Asset Value

In November 2004, the IA-7 satellite experienced an anomaly in its north electrical distribution system that resulted in the partial loss of the satellite. As a result of this anomaly, Prior Intelsat recorded a non-cash impairment charge of $84.4 million during the fourth quarter of 2004 to write down the IA-7 satellite to its estimated fair value.

Restructuring Costs

During 2004, Prior Intelsat incurred restructuring costs of $6.6 million for severance and related benefit costs as a result of reducing the size of its workforce by 140 employees, or approximately 18% of the employees at June 1, 2004. The workforce reduction resulted from combining certain positions and eliminating positions in areas of limited growth potential.

Interest Expense

Prior Intelsat incurred $164.9 million of gross interest costs during 2004. Interest expense consists of the gross interest costs incurred less the amount of interest capitalized related to capital assets under construction. Interest expense increased $44.4 million, or 45%, for the year ended December 31, 2004 from the year ended December 31, 2003. This increase was principally due to the increase of $57.1 million in interest costs associated with Intelsat, Ltd.’s 5 1/4% Senior Notes due 2008, also referred to as the 2008 Senior Notes, and Intelsat, Ltd.’s 6 1/2% Senior Notes due 2013, also referred to as the 2013 Senior Notes, sold in November 2003 and a $1.9 million write-off of credit facility fees associated with the $400 million term loan portion of Prior Intelsat’s senior secured credit facilities as the amount was no longer available for borrowing. This increase was partially offset by an increase in interest capitalized during the year ended December 31, 2004 as compared to the amount capitalized during the year ended December 31, 2003. The increase in interest capitalized was attributable to the construction-in-progress balances relating to the IA-8 satellite as compared to those balances in 2003, as the IA-8 satellite was acquired in the Loral transaction in 2004 and was not included in Prior Intelsat’s balances in 2003.

Interest Income

Interest income of $4.5 million for the year ended December 31, 2004 reflects an increase of $2.6 million, or 130%, from $2.0 million for the same period in the prior year. This increase was principally due to investment return on cash on hand prior to the closing of the Intelsat Americas Transaction in 2004 as a result of the issuance in November 2003 of the 2008 Senior Notes and the 2013 Senior Notes.

Other Income (expense), net

Other income (expense), net consists of non-operating income less non-operating expenses. Other expense, net of $2.4 million for the year ended December 31, 2004 reflects a decrease of $20.9 million, or 113%, from other income, net of $18.5 million for the year ended December 31, 2003. The decrease was primarily due to other income of $19.8 million recorded in 2003 in connection with a reduction in an obligation payable by Prior Intelsat under a share purchase agreement with Teleglobe that was not recorded in 2004. Also contributing to the decrease in 2004 was an increase in Prior Intelsat’s equity in the losses of an affiliate of $3.6 million.

Income Taxes

Prior Intelsat’s provision for income taxes totaled $18.6 million for the year ended December 31, 2004 as compared to $26.1 million for the prior year. The effective tax rate on taxable income was 78% for 2004 and 13% for 2003. The increase in Prior Intelsat’s effective tax rate was primarily due to the relatively consistent level of pre-tax earnings in the jurisdictions in which it is subject to income taxes, principally the United States and the United Kingdom, despite the overall decline in its consolidated taxable income.

Because Bermuda does not currently impose an income tax, Prior Intelsat’s statutory tax rate was zero. The difference between tax expense reported in Prior Intelsat’s statements of operations and tax computed at statutory rates was attributable to the provision for foreign taxes, which were principally U.S. and U.K. taxes.

Income from continuing operations

Income from continuing operations of $5.3 million for the year ended December 31, 2004 reflects a decrease of $178.0 million, or 97%, from income from continuing operations of $183.2 million for the year ended December 31, 2003. The decrease during the period was due to higher operating expenses and interest expense as compared to the same period in 2003, as discussed above. See “—Operating Expenses” and “—Interest Expense.”

Loss from discontinued operations

Loss from discontinued operations of $43.9 million for the year ended December 31, 2004 reflects an increase of $41.8 million from $2.1 million for the year ended December 31, 2003. The $43.9 million loss in 2004 includes a $21.5 million charge to write down the long-lived asset group of the discontinued operations of Galaxy to its estimated fair value.

Net income (loss)

Net loss of $38.7 million for the year ended December 31, 2004 reflects a decrease of $219.8 million, or 121%, from $181.1 million of net income for the year ended December 31, 2003. The decrease during the period was primarily due to higher operating expenses, the IA-7 impairment charge, higher interest expense, lower other income (expense), net and the loss from discontinued operations, partially offset by higher revenue, as discussed above.

EBITDA

EBITDA of $576.2 million for the year ended December 31, 2004 reflects a decrease of $128.6 million, or 18%, from $704.8 million for the same period in 2003. This decrease was principally due to higher operating expenses, the IA-7 impairment charge and lower other income

(expense), partially offset by higher revenue, as compared to the same period in 2003. The lower other income (expense), net was partially the result of other income of $19.8 million recorded in 2003 in connection with a reduction in an obligation payable by Prior Intelsat under a share purchase agreement with Teleglobe Inc. that was not recorded in 2004.

A reconciliation of net income to EBITDA for the two-year period ended December 31, 2004, is as follows:

	Year Ended December 31,
	2003	2004
Net income (loss)	$181,119	$(38,679)
Add:
Interest expense	99,002	143,399
Provision for income taxes	26,129	18,647
Depreciation and amortization	400,485	457,372
Subtract:
Interest income	1,972	4,530

EBITDA	$704,763	$576,209

Liquidity and Capital Resources

Cash Flow Items

Net Cash Provided by Operating Activities

Net cash provided by operating activities of $24.5 million for the three months ended March 31, 2006 reflected a decrease of $81.4 million, or 77%, from $105.9 million for the three months ended March 31, 2005. For the three months ended March 31, 2005, net cash provided by operating activities was principally comprised of $151.6 million in net loss, an impairment charge of $69.2 million, $135.1 million in depreciation and amortization, and an increase in cash flows from operating assets and liabilities of $44.8 million. For the three months ended March 31, 2006, net cash provided by operating activities was principally comprised of $90.1 million in net loss, $154.6 million in depreciation and amortization, $5.8 million in compensation costs associated with the repurchase of shares of Prior Intelsat, $17.1 million of non-cash amortization of bond discount and issuance costs, and a decrease in cash flows from operating assets and liabilities of $68.3 million. Decreases in operating cash flows for the three months ended March 31, 2006 were driven by the payment of $120.3 million in interest for outstanding long-term debt, offset by other increases in working capital.

Net cash provided by operating activities was $505.0 million for the year ended December 31, 2005 compared to $659.1 million for the year ended December 31, 2004. For the year ended December 31, 2005, net cash provided by operating activities was principally comprised of $325.3 million in net loss, $573.5 million in depreciation and amortization, an impairment charge of $69.2 million, $60.2 million of non-cash amortization of bond discount and issuance costs, and an increase in cash flows from operating assets and liabilities of $126.1 million. The increase in operating assets and liabilities is principally due to an increase in interest payable on Prior Intelsat’s debt included in accounts payable and accrued liabilities. The $154.1 million decrease between periods was principally due to cash paid for expenses associated with the Acquisition Transactions and additional interest paid during the year ended December 31, 2005.

Prior Intelsat recorded a foreign currency exchange gain of $0.9 million during the year ended December 31, 2005 and a loss of $0.6 million during the year ended December 31, 2004.

The gain (loss) in each year was primarily attributable to the conversion of our Brazilian reais cash balances held in Brazil and other working capital account balances to U.S. dollars at the exchange rate in effect on the last day of the applicable year or, with respect to exchange transactions effected during the year, at the time the exchange transactions occurred.

Net cash provided by operating activities of $659.1 million for the year ended December 31, 2004 reflected an increase of $57.9 million, or 10%, from $601.2 million for the year ended December 31, 2003. For the year ended December 31, 2004, net cash provided by operating activities was principally comprised of $5.3 million in income from continuing operations, $457.4 million in depreciation and amortization, an impairment charge of $84.4 million and an increase in cash flows from operating assets and liabilities of $74.8 million. The increase in cash flows from operating assets and liabilities was due in part to a customer prepayment for services of $87.7 million.

Net Cash Used in Investing Activities

Net cash used in investing activities increased $73.6 million to $21.5 million for the three months ended March 31, 2006 from $52.1 million provided by investing activities for the three months ended March 31, 2005. This increase reflected our increased capital expenditures for a satellite under construction in 2006 and the absence of insurance proceeds in 2006 compared to insurance proceeds received in 2005 from the refund of insurance premiums.

Net cash used in investing activities decreased $579.2 million to $75.2 million for the year ended December 31, 2005 from $654.4 million for year ended December 31, 2004. This decrease reflected Prior Intelsat’s limited capital expenditures following completion of its satellite replacement cycle in 2004 and net cash outflows in 2004 related to the Intelsat Americas and COMSAT General Transactions, including a $50.0 million deposit for a future satellite and payments of $32.0 million for rights to orbital locations associated with the Intelsat Americans Transaction. Payments for satellites and other property and equipment during the 2005 period included $58.3 million for launch insurance premiums associated with the IA-8 satellite that were returned to Prior Intelsat in early 2005 because of launch delays and repaid to the insurers prior to launching the IA-8 satellite in June 2005.

Net cash used in investing activities decreased $312.1 million, or 32%, to $654.4 million for the year ended December 31, 2004 from $966.5 million for the year ended December 31, 2003. Prior Intelsat’s investing activities during 2004 consisted primarily of $1,057.6 million paid to acquire assets in the Intelsat Americas and COMSAT General Transactions, $288.6 million of capital expenditures mainly for satellites and associated launch services, a $50.0 million deposit on a future satellite ordered in connection with the Intelsat Americas Transaction, a $32.0 million payment relating to rights to an orbital location and a $58.3 million payment for an insurance receivable. These amounts were partially offset by the elimination of $700.0 million of restricted cash that was no longer restricted following the closing of the Intelsat Americas Transaction and $141.0 million of insurance proceeds received in connection with a receivable acquired as part of the Intelsat Americas Transaction.

Net Cash Used in Financing Activities

Net cash used in financing activities decreased $0.2 million to $4.3 million for the three months ended March 31, 2006 from $4.5 million for the three months ended March 31, 2005. Prior Intelsat’s financing activities for the three months ended March 31, 2005 included $305.3 million of proceeds from issuance of the discount notes and $200.0 million of term loan borrowings under the senior secured credit facilities. Cash used for financing activities in the three months ended March 31, 2005 included a $305.9 million payment of a dividend to our sole shareholder, debt repayments of $200.9 million, and $3.0 million of payments for capital lease obligations and deferred satellite performance incentives. Excluding the new financing activities and dividend payments, net cash used in financing activities during the three months ended March 31, 2006 was consistent with the prior year.

Net cash used in financing activities decreased $199.0 million to $216.9 million for the year ended December 31, 2005 from $415.8 million for the year ended December 31, 2004. Prior Intelsat’s financing activities for the year ended December 31, 2005 included $305.3 million of proceeds from issuance of the discount notes and $200.0 million of term loan borrowings under the senior secured credit facilities. Cash used for financing activities included $504.7 million in payment of dividends to Intelsat, Ltd.’s sole shareholder, debt repayments of $202.6 million, payment of bond issuance costs of $4.2 million and $10.7 million of payments for capital lease obligations and deferred satellite performance incentives. The decrease from the prior year was primarily due to higher net debt payments of $400 million during the year ended December 31, 2004 compared to $302.7 million net debt proceeds and the payment of dividends in 2005 during the year ended December 31, 2005.

Net cash used in financing activities decreased $1,371.6 million to $415.8 million net cash used in financing activities for the year ended December 31, 2004 from $955.8 million net cash provided by financing activities for the year ended December 31, 2003. Prior Intelsat’s financing activities for 2004 consisted primarily of the repayment of long-term debt of $600.0 million and proceeds from a term loan borrowing of $200.0 million under the then existing senior secured credit facilities.

Historical Debt and Other Liabilities

At March 31, 2006, Prior Intelsat had debt, including the current portion, of $4.8 billion, all of which was denominated in U.S. dollars. Prior Intelsat’s debt at March 31, 2006 consisted of $345.6 million of term loan borrowings, $400.0 million of 5 1/4% Senior Notes due in 2008, $600.0 million of 7 5/8% Senior Notes due in 2012, referred to as the 2012 Senior Notes, $875 million of 8 1/4% Senior Notes due in 2013, $700.0 million of 6 1/2% Senior Notes due in 2013, $675 million of 8 5/8% Senior Notes due in 2015, $1.0 billion of Floating Rate (10.484% interest rate at July 15, 2006) Senior Notes due in 2012, $338.4 million of 9 1/4% Senior Discount Notes due in 2015, $33.6 million in capital lease obligations and a $28.5 million note payable to Lockheed Martin Corporation. In connection with the Acquisition Transactions, the book values of Prior Intelsat’s pre-acquisition senior notes were reduced to their fair values, thereby increasing the discounts (representing the difference between the fair values and the face values) on the notes. The discounts are amortized as interest expense over the remaining lives of the notes utilizing the effective interest method. The unamortized discount for these notes totaled $168.4 million as of March 31, 2006. Prior Intelsat also has a $300.0 million revolving credit facility available. However, $20.0 million in letters of credit issued and outstanding under the facility and limitations under covenants contained in the credit agreement governing the senior secured credit facilities reduced borrowing availability under the revolving credit facility to $158.2 million as of March 31, 2006.

At March 31, 2006, PanAmSat had debt, including the current portion, of $3.2 billion, all of which was denominated in U.S. dollars. PanAmSat’s debt at March 31, 2006 consisted of $1,995.2 million of term loan borrowings, $289.5 million of 10 3/8% Senior Discount Notes due 2014, $150.0 million 6 3/8% Senior Notes due 2008, $125.0 million of 6 7/8% Senior Debentures due 2028, $656.5 million of 9% Senior Notes due 2014 and $1.2 million of 8 1/2% Senior Notes due 2012.

In connection with the Acquisition Transactions in January 2005, Intelsat Bermuda entered into the senior secured credit facilities, including a new $350.0 million term loan facility and a new $300.0 million revolving credit facility. $150.0 million of the term loan facility was drawn in connection with the Acquisition Transactions. On February 28, 2005, Intelsat Bermuda borrowed an additional $200 million under the $350 million term loan facility to fund the repayment of the $200 million Eurobond 8 1/8% notes due 2005, referred to as the 2005 Eurobond Notes. Additionally, in connection with the Acquisition Transactions, Intelsat Bermuda issued the acquisition finance notes. These notes were originally guaranteed by Intelsat, Ltd. and certain subsidiaries of Intelsat Bermuda. On February 11, 2005, Intelsat, Ltd. and Zeus Special Subsidiary Limited issued $478.7 million in aggregate principal amount at maturity of discount notes, which yielded approximately $305 million of proceeds at issuance. On March 3, 2005, Intelsat Bermuda transferred substantially all of its assets to Intelsat Sub Holdco. Intelsat Sub Holdco assumed substantially all of the then-existing liabilities of Intelsat Bermuda and Intelsat Bermuda became a guarantor of the obligations under the notes and the senior secured credit facilities. Following the Transfer Transactions, Zeus Special Subsidiary Limited was amalgamated with Intelsat Bermuda. The proceeds of the offering of the discount notes, net of certain fees and expenses, were distributed by Intelsat Bermuda to its parent, Intelsat, Ltd., and by Intelsat, Ltd. to Intelsat Holdings. Intelsat Holdings used those funds to repurchase a portion of the outstanding preferred shares of Intelsat Holdings. On July 3, 2006, Intelsat Bermuda transferred substantially all of its assets to Intermediate Holdco. Intermediate Holdco assumed substantially all of the then-existing liabilities of Intelsat Bermuda and Intelsat Bermuda became a guarantor of the obligations under the notes. In connection with this transfer, Intermediate Holdco became a guarantor of the obligations under the acquisition finance notes.

The proceeds from Intelsat, Ltd.’s issuance in November 2003 of the 2008 Senior Notes and the 2013 Senior Notes were approximately $1,074.5 million, net of discount and after deducting $23.3 million of debt issuance costs. Prior Intelsat used substantially all of the net proceeds from the sale of the 2008 Senior Notes and the 2013 Senior Notes to finance the Intelsat Americas Transaction and to make its $50.0 million prepayment for a portion of the purchase price of the new IA-9 satellite. Prior Intelsat used the proceeds from the issuance in April 2002 of the 2012 Senior Notes to repay commercial paper borrowings outstanding at the time of receipt of those proceeds, for general corporate purposes and to repay on August 6, 2002 the $200.0 million principal amount of Eurobond 7 3/8% notes due 2002 that had been outstanding. Prior Intelsat incurred debt issuance costs of $7.6 million associated with issuance of the 2012 Senior Notes.

Our cost of satellite construction includes an element of deferred consideration to satellite manufacturers referred to as satellite performance incentives. We are contractually obligated to make these payments over the lives of the satellites, provided the satellites continue to operate in accordance with contractual specifications. We capitalize the present value of these payments as part of the cost of the satellites and record a corresponding liability to the satellite manufacturers. This asset is amortized over the useful lives of the satellites and the liability is reduced as the payments are made. Prior Intelsat’s total satellite performance incentive payment liability was $42.8 million as of March 31, 2006 and $43.4 million as of December 31, 2005.

Currency and Exchange Rates

Substantially all of Prior Intelsat’s customer contracts, capital expenditure contracts and operating expense obligations are denominated in U.S. dollars. Consequently, Prior Intelsat is not exposed to material foreign currency exchange risk. However, the service contracts with Prior Intelsat’s Brazilian customers provide for payment in Brazilian reais. Accordingly, we are subject to the risk of a reduction in the value of the Brazilian real as compared to the U.S. dollar in connection with payments made by Brazilian customers, and our exposure to fluctuations in the exchange rate for Brazilian reais is ongoing. However, the rates payable under Prior

Intelsat’s service contracts with Brazilian customers are adjusted annually to account for inflation in Brazil, thereby mitigating the risk. For the three months ended March 31, 2006, Prior Intelsat’s Brazilian customers represented approximately 1% of its revenue. Transactions in other currencies are converted into U.S. dollars using rates in effect on the dates of the transactions.

Receivables

Prior Intelsat’s net receivables totaled $195.3 million at March 31, 2006 and $203.5 million at December 31, 2005. Of these amounts, gross trade receivables, consisting of total billed and unbilled service charges, were $221.9 million at December 31, 2005 and $211.5 million at March 31, 2006. The remaining balance in both periods represented the allowance for doubtful accounts and other receivables. Prior Intelsat’s net receivables totaled $203.5 million at December 31, 2005 and $228.3 million at December 31, 2004. Of these amounts, gross trade receivables, consisting of total billed and unbilled service charges, were $221.9 million at December 31, 2005 and $252.3 million at December 31, 2004. The difference in each of these periods represented the allowance for doubtful accounts and other receivables.

Prior Intelsat’s pre-privatization billing policy required payments from customers to be made quarterly in arrears. The billing policy applicable to service agreements entered into after Prior Intelsat’s privatization generally requires payments to be made monthly in arrears. Prior Intelsat expects a downward trend in receivables as the portion of its services being provided under service agreements with monthly, as compared to quarterly in arrears payment terms increases. In addition to its billing policy, Prior Intelsat’s collateral profile has changed as a result of the Acquisition Transactions. Previously, the investment share of the Signatories and Investing Entities, which were also Prior Intelsat’s principal customers, was considered to be collateral for services provided. As a result of the Acquisition Transactions, Prior Intelsat no longer holds this investment share as collateral. To the extent Prior Intelsat is unable to obtain collateral or other financial support for customer receivables, it may see an increase in bad debt expense.

Sub Holdco Adjusted EBITDA

In addition to EBITDA which is calculated as set forth in “—Results of Operations,” we calculate a measure called Sub Holdco Adjusted EBITDA, based on the term Consolidated EBITDA, as defined in Intelsat Sub Holdco’s credit agreement dated July 3, 2006 establishing the new senior secured credit facilities, referred to as the credit agreement. Sub Holdco Adjusted EBITDA consists of EBITDA as adjusted to exclude or include certain unusual items, certain other operating expense items and other adjustments permitted in calculating covenant compliance under Intelsat Sub Holdco’s credit agreement as described in the table and related footnotes below. Sub Holdco Adjusted EBITDA as presented below is calculated only with respect to Intelsat Sub Holdco and its subsidiaries. Sub Holdco Adjusted EBITDA is a material component of certain ratios used in Intelsat Sub Holdco’s credit agreement, such as the secured debt leverage ratio and the total leverage ratio.

Under Intelsat Sub Holdco’s credit agreement, Intelsat Sub Holdco must maintain a pro forma secured debt leverage ratio not greater than 1.50 to 1.00, at the end of each fiscal quarter, and generally may not incur additional indebtedness (subject to certain exceptions) if the total leverage ratio calculated on a pro forma basis at the time of incurrence would exceed 4.75 to 1.00. In addition, under the investments and dividends covenants contained in Intelsat Sub Holdco’s existing credit agreement, the ability of Intelsat Sub Holdco to make investments and pay dividends is restricted by formulas based on the amount of Sub Holdco Adjusted EBITDA measured from April 1, 2006.

Sub Holdco Adjusted EBITDA was $209.2 million for the three months ended March 31, 2005 and $206.7 million for the three months ended March 31, 2006. A reconciliation of net cash provided by operating activities to net loss, net loss to EBITDA and EBITDA to Sub Holdco Adjusted EBITDA for the three months ended March 31, 2005 and March 31, 2006 is as follows:

	Combined
	Three Months ended March 31, 2005	Three Months ended March 31, 2006
	(in thousands)
Reconciliation of Intelsat, Ltd. net cash provided by operating activities to Intelsat, Ltd. net loss:
Net cash provided by operating activities	$105,931	$24,489
Depreciation and amortization	(135,137)	(154,604)
Satellite impairment charges	(69,227)	—
Provision for doubtful accounts	6,063	758
Foreign currency transaction loss (gain)	(121)	220
Deferred income taxes	(585)	—
Stock-based compensation	—	(81)
Compensation cost paid by Parent		(5,832)
Amortization of bond discount and issuance costs	(10,309)	(17,089)
Share in loss of affiliate	(1,631)	(6,270)
Changes in assets and liabilities, net of effects of acquisitions	(46,635)	68,299

Intelsat, Ltd. net loss	$(151,651)	$(90,110)

Add:
Interest expense	81,205	109,473
Provision for income taxes	7,986	9,495
Depreciation and amortization	135,137	154,604
Subtract:
Interest income	1,283	3,352

Intelsat, Ltd. EBITDA	$71,394	$180,110

Add (Subtract):
Parent and intercompany expenses, net (1)	4,370	4,507
Compensation and benefits (2)	10,946	983
Restructuring costs (3)	263	—
Acquisition related expenses (4)	48,979	3,000
Equity investment losses (5)	1,631	6,270
Satellite impairment charge (6)	69,227	—
Non-recurring and other non-cash items (7)	2,369	11,814

Sub Holdco Adjusted EBITDA	$209,179	$206,684

(1)	Represents expenses incurred at Intelsat, Ltd. for employee salaries and benefits, office operating costs and other expenses incurred at Intelsat, Ltd. or at Intelsat Bermuda related to the Transfer Transactions.
(2)	Reflects the portion of the expenses incurred relating to our equity compensation plans, defined benefit pension plan and other post-retirement benefits that are excludable under the definition of Sub Holdco Adjusted EBITDA.
(3)	Reflects the severance costs associated with headcount reductions that were implemented during 2004.

(4)	Reflects expenses incurred in connection with the Acquisition Transactions, consisting of retention bonuses to key employees and legal and other professional fees, including the monitoring, advisory and consulting fees paid to the Sponsors (and their designated entities) pursuant to the monitoring fee agreement.
(5)	Represents losses incurred under the equity method of accounting relating to our investment in WildBlue Communications, Inc.
(6)	Represents the non-cash impairment charge recorded in the first quarter of 2005 to write off the net book value of the IS-804 satellite due to its failure in the first quarter of 2005.
(7)	Reflects certain non-recurring gains and losses (principally severance expenses and costs incurred in connection with the PanAmSat Acquisition Transactions) and non-cash income related to the recognition of deferred revenue on a straight-line basis of certain prepaid capacity leases and performance incentive interest expense which is excluded from Sub Holdco Adjusted EBITDA by definition.

Sub Holdco Adjusted EBITDA was $829.7 million for the year ended December 31, 2004 and $841.2 million for the year ended December 31, 2005. A reconciliation of net cash provided by operating activities to net loss, net loss to EBITDA and EBITDA to Sub Holdco Adjusted EBITDA for the years ended December 31, 2004 and December 31, 2005 is as follows:

	Year Ended December 31,
	2004	2005
	(in thousands)
Reconciliation of Intelsat, Ltd. net cash provided by operating activities to Intelsat, Ltd. net loss:
Net cash provided by operating activities	$659,117	$505,012
Depreciation and amortization	(457,372)	(573,513)
Satellite impairment charges	(84,380)	(69,227)
Provision for doubtful accounts	(11,009)	4,867
Foreign currency transaction loss (gain)	(562)	878
Deferred income taxes	(15,105)	5,264
Amortization of bond discount and issuance costs	(5,328)	(60,198)
Share in loss of affiliate	(4,670)	(12,315)
Net gain from curtailment of benefit plans	(628)	—
Changes in assets and liabilities, net of effects of acquisitions	(74,813)	(126,052)
Loss from discontinued operations	(43,929)	—

Intelsat, Ltd. net loss	$(38,679)	$(325,284)

Add:
Interest expense	143,399	390,200
Provision for income taxes	18,647	27,172
Depreciation and amortization	457,372	573,513
Subtract:
Interest income	4,530	9,703

Intelsat, Ltd. EBITDA	$576,209	$655,898

Reconciliation of Intelsat, Ltd. EBITDA to Sub Holdco Adjusted EBITDA:
Add (Subtract):
Parent and intercompany expenses, net (1)	44,865	23,050
Pro forma effect of acquisitions (2)	43,500	—
Non-cash compensation and benefits (3)	7,111	13,598
Restructuring costs (4)	6,640	263
Acquisition related expenses (5)	7,462	60,203
Equity investment losses (6)	4,670	12,315
Satellite impairment charge (7)	84,380	69,227
Loss from discontinued operations (8)	43,929	—
Non-recurring and other non-cash items (9)	10,926	6,630

Sub Holdco Adjusted EBITDA	$829,692	$841,184

(1)	Represents expenses incurred at Intelsat, Ltd. for employee salaries and benefits, office operating costs and other expenses incurred at Intelsat, Ltd. or at Intelsat Bermuda related to the Transfer Transactions, and $4,103 of one-time charges to write-off costs associated with Prior Intelsat’s proposed initial public offering that was cancelled.
(2)	Represents pro forma adjustments to reflect the Intelsat Americas and COMSAT General Transactions as if they had occurred as of January 1, 2004.

(3)	Reflects the portion of the expenses incurred relating to Prior Intelsat’s equity compensation plans, defined benefit pension plan and other post-retirement benefits that are excludable under the definition of Sub Holdco Adjusted EBITDA.
(4)	Reflects the severance costs associated with headcount reductions that were implemented during 2004.
(5)	Reflects expenses incurred in connection with the Acquisition Transactions, consisting of retention bonuses to key employees and legal and other professional fees, including the monitoring, advisory and consulting fees paid to the Sponsors (and their designated entities) pursuant to the monitoring fee agreement.
(6)	Represents losses incurred under the equity method of accounting relating to Prior Intelsat’s investment in WildBlue Communications, Inc.
(7)	Represents the non-cash impairment charge recorded in the fourth quarter of 2004 to write down the net book value of the IA-7 satellite to its estimated fair value due to the anomaly experienced in November 2004 and to write off the net book value of the IS-804 satellite due to its failure in the first quarter 2005.
(8)	Reflects the loss from discontinued operations of Prior Intelsat’s investment in Galaxy Holdings.
(9)	Reflects certain non-recurring gains and losses (principally one-time expenses incurred for transition services relating to the Intelsat Americas Transaction, a litigation reserve and a net loss from the curtailment of benefit plans) and non-cash income related to the recognition of deferred revenue on a straight-line basis of certain prepaid capacity leases.

We expect Sub Holdco Adjusted EBITDA to be affected by the same trends that affect EBITDA. We use Sub Holdco Adjusted EBITDA as an additional criterion for evaluating Prior Intelsat’s performance relative to that of its peers. We believe that the inclusion of Sub Holdco Adjusted EBITDA in this prospectus is appropriate to provide additional information to investors about the calculation of certain covenants in Intelsat Sub Holdco’s credit agreement as mentioned above. We believe that some investors may use Sub Holdco Adjusted EBITDA to evaluate Prior Intelsat’s liquidity and financial condition. Sub Holdco Adjusted EBITDA is not a measure of financial performance under U.S. GAAP, and our Sub Holdco Adjusted EBITDA may not be comparable to similarly titled measures of other companies. Sub Holdco Adjusted EBITDA is a more restrictive measure than Adjusted EBITDA as defined in the indenture governing the original notes. You should not consider Sub Holdco Adjusted EBITDA as an alternative to operating or net income, determined in accordance with U.S. GAAP, as an indicator of our operating performance, or as an alternative to cash flows from operating activities, determined in accordance with U.S. GAAP, as an indicator of cash flows, or as a measure of liquidity.

Funding Sources and Uses

We expect our most significant cash outlays for the remainder of 2006 to be the payment of interest on our outstanding debt and, to a lesser extent, capital expenditures. We plan to spend approximately $155 million in 2006 for capital expenditures. We intend to fund these requirements through cash on hand, cash provided by operating activities and, if necessary, borrowings under the new senior secured credit facilities entered into by Intelsat Sub Holdco and PanAmSat Opco in connection with the PanAmSat Acquisition Transactions.

On July 3, 2006, we incurred substantial debt to finance the PanAmSat Acquisition Transactions, including debt under the New Intelsat Bermuda Notes, debt under the New PanAmSat Opco Notes and a borrowing by Intelsat Bermuda under a new senior unsecured credit facility, with payments to service this indebtedness substantially increasing our liquidity requirements as compared to prior years. As of March 31, 2006, on a consolidated basis, Intelsat, Ltd. and its subsidiaries would have had, after giving pro forma effect to the Transactions, $11.4 billion in principal amount of indebtedness. On the same pro forma basis, as of March 31, 2006, Intelsat Bermuda and its subsidiaries would have had, on a consolidated basis, $9.7 billion in principal amount of indebtedness.

In 2005, we incurred substantial debt, with payments to service this indebtedness substantially increasing our liquidity requirements as compared to prior years. In connection with the Acquisition Transactions, Intelsat Bermuda issued the acquisition finance notes, which are comprised of $1.0 billion of Floating Rate Senior Notes due 2012, $875.0 million of 8 1/4%

Senior Notes due 2013 and $675.0 million of 8 5/8% Senior Notes due 2015, and entered into our prior senior secured credit facilities. The interest rate on the floating rate notes resets every six months, and the interest rate increased to 9.614% on January 15, 2006, the most recent reset date. Our prior senior secured credit facilities, which were the obligations of Intelsat Sub Holdco, were comprised of a $350.0 million term loan facility maturing in July 2011 and a $300.0 million revolving credit facility maturing in January 2011. On February 28, 2005, Intelsat Bermuda borrowed $200.0 million under the $350.0 million term loan facility to fund the repayment at maturity of the $200.0 million outstanding 2005 Eurobond Notes. Due to $20.0 million in letters of credit that were outstanding under our prior facility, and limitations under covenants contained in the credit agreement governing our prior senior secured credit facilities, we had $158.2 million of borrowing availability under the prior revolving credit facility as of March 31, 2006. Following the Transfer Transactions, Intelsat Sub Holdco became the obligor, and Intelsat Bermuda a guarantor, of each of the acquisition finance notes and the senior secured credit facilities. The credit agreement governing our prior senior secured credit facilities contained financial and operating covenants that, among other things, require Intelsat Sub Holdco to maintain financial coverage ratios, limit Intelsat Sub Holdco’s ability to incur additional indebtedness and pledge assets as security for additional borrowings and limit Intelsat Sub Holdco’s ability to make investments and pay dividends on Intelsat Sub Holdco’s ordinary shares. On February 11, 2005, Zeus Special Subsidiary Limited and Intelsat, Ltd. issued $478.7 million in aggregate principal amount at maturity of the notes, which yielded $305.3 million of proceeds at issuance. The notes have no cash interest requirement for the first five years. In connection with the Transfer Transactions, Zeus Special Subsidiary Limited was amalgamated with Intelsat Bermuda and Intelsat Bermuda became an obligor on the notes. In connection with the PanAmSat Acquisition Transactions, Intelsat Bermuda transferred the notes to Intermediate Holdco, Intelsat Bermuda became a guarantor of the notes and Intermediate Holdco became a guarantor of the acquisition finance notes.

Prior Intelsat paid dividends totaling $504.7 million to its shareholders during 2005. As part of the Transfer Transactions, the proceeds of the offering of the discount notes, together with cash on hand, were used to pay a dividend of $305.9 million from Intelsat Bermuda to its parent Intelsat, Ltd., which Intelsat, Ltd. used to make a distribution to its parent Intelsat Holdings, which in turn used those funds to repurchase a portion of the outstanding preferred shares of Intelsat Holdings. The repurchased preferred shares were held by the Investors and certain members of our management. On November 4, 2005, Intelsat Sub Holdco used cash generated from the operating activities of its subsidiaries to pay a dividend of approximately $198.8 million to its parent Intelsat Bermuda, which in turn paid a dividend of that same amount to its parent Intelsat, Ltd., which in turn paid a dividend of that same amount to its parent Intelsat Holdings. Intelsat Holdings used these funds to repurchase all of its remaining outstanding preferred shares on November 4, 2005. See “—Related Party Transactions—Post-Acquisition Transactions—Acquisition and Transfer Transactions; Dividends.”

We have historically had and currently have a substantial backlog, which provides some assurance regarding our future revenue expectations. Backlog is our expected actual future revenue under customer contracts, and includes both non-cancelable contracts and contracts that are cancelable. Our backlog was approximately $8.3 billion on a pro forma combined basis as of March 31, 2006. This backlog and the predictable level of non-cash depreciation expense in the fixed satellite services sector reduce the volatility of the net cash provided by operating activities more than would otherwise be the case. However, we may have unplanned projects requiring significant capital expenditures or our capital requirements may be greater than we currently anticipate. Accordingly, we may be required to seek additional external financing to fund any unanticipated capital expenditures. In addition, the ongoing consolidation in the FSS sector may require that we obtain funding for currently unplanned strategic transactions.

Our cost of satellite construction includes an element of deferred consideration to satellite manufacturers referred to as satellite performance incentives. We are contractually obligated to make these payments over the lives of the satellites, provided the satellites continue to operate in accordance with contractual specifications. We capitalize the present value of these payments as part of the cost of the satellites and record a corresponding liability to the satellite manufacturers. This asset is amortized over the useful lives of the satellites and the liability is reduced as the payments are made. Prior Intelsat’s total satellite performance incentive payment liability was $43.4 million as of December 31, 2005 and $42.8 million as of March 31, 2006.

Capital Expenditures

Our capital expenditures depend on the means by which we pursue our business strategies and seek to respond to opportunities and trends in our industry. Our actual capital expenditures may differ from our expected capital expenditures if, among other things, we enter into any currently unplanned strategic transactions. Levels of capital spending from one year to the next are also influenced by the nature of the satellite life cycle and by the capital-intensive nature of the satellite industry. For example, we incur significant capital expenditures during the years in which we determine to procure new satellites and have satellites under construction. We typically procure a new satellite within a timeframe that would allow the satellite to be deployed at least one year prior to the end of the service life of the satellite to be replaced. As a result, we frequently experience significant variances in our capital expenditures from year to year. Excluding the Intelsat Americas Transaction, the following table compares Prior Intelsat’s satellite-related capital expenditures to total capital expenditures from 2001 through 2005:

Year	Satellite-Related Capital Expenditures	Total Capital Expenditures
	(in thousands)
2001	$592,163	$663,671
2002	509,418	616,806
2003	87,496	202,781
2004	211,219	288,589
2005	99,901	133,507

Total	$1,500,197	$1,905,354

Payments for satellites and other property and equipment also exclude funds paid for deposits of future satellites and launches that are included as a part of Other Assets and capitalized as construction progresses. In March 2004, $50 million was paid as a deposit for the IA-9 satellite and was capitalized throughout 2005. Payments for satellites and other property and equipment during the three months ended March 31, 2006 included $21.5 million for capital expenditures. Prior Intelsat currently has one satellite under construction, the IA-9 satellite and currently plans to launch the IA-9 satellite by the fourth quarter of 2007. PanAmSat currently has three satellites under construction, and these satellites are also expected to be launched by the end of 2007. Prior Intelsat currently expects its capital expenditures to approximate $120.0 million during 2006, mostly related to the construction and launch activities of our IA-9 satellite. We intend to fund these requirements through cash on hand, cash provided from operating activities and, if necessary, borrowings under the revolving facility of the senior secured credit facilities.

Off-Balance Sheet Arrangements

We do not have any significant off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, results of operations or liquidity.

Contractual Obligations and Commercial Commitments

The following table sets forth our contractual obligations and capital and certain other commitments on a pro forma basis after giving effect to the Transactions as if they had occurred as of March 31, 2006:

	Payments Due By Year
Pro Forma Contractual Obligations (1)(4)	2006	2007	2008	2009	2010	2011 and beyond	Total
	(in thousands)
Intelsat Sub Holdco:
Floating Rate Senior Notes due 2012 Payment	$—	$—	$—	$—	$—	$1,000,000	$1,000,000
8 1/4% Senior Notes Due 2013 Payment	—	—	—	—	—	875,000	875,000
8 5/8% Senior Notes Due 2015 Payment	—	—	—	—	—	675,000	675,000

Intelsat Sub Holdco Notes	$—	$—	$—	$—	$—	$2,550,000	$2,550,000
Term loan repayment	875	3,448	3,448	3,448	3,448	330,958	345,625
Credit facility fees	1,066	1,350	1,280	1,210	1,141	88	6,135

Senior secured credit facilities	$1,941	$4,798	$4,728	$4,658	$4,589	$331,046	$351,760
Capital Leases	6,900	9,200	9,200	1,516	—	—	26,816
Lockheed Martin corporation note	—	5,000	5,000	5,000	5,000	—	20,000

Capital Leases and Lockheed Martin Corporation Note	$6,900	$14,200	$14,200	$6,516	$5,000	$—	$46,816
Capital commitments (2)	50,962	40,198	71,703	45,469	5,372	22,156	235,860
Operating leases	12,287	5,810	3,673	2,592	1,852	18,127	44,341

Total Intelsat Sub Holdco contractual obligations	$72,090	$65,006	$94,304	$59,235	$16,813	$2,921,329	$3,228,777

Intermediate Holdco:
9 1/4% Senior Discount Notes Due 2015	—	—	—	—	—	478,700	478,700

Total Intermediate Holdco contractual obligations	$—	$—	$—	$—	$—	$478,700	$478,700

Intelsat Bermuda:
Floating Rate Senior Notes Due 2013	—	—	—	—	—	260,000	260,000
11 1/4% Senior Notes Due 2016	—	—	—	—	—	1,330,000	1,330,000
9 1/4 Senior Notes Due 2016	—	—	—	—	—	750,000	750,000
New senior unsecured credit facility	—	—	—	—	—	600,000	600,000

Total Intelsat Bermuda contractual obligations	$—	$—	$—	$—	$—	$2,940,000	$2,940,000

Intelsat, Ltd. (3):
6 1/2% Senior Notes Due 2013	—	—	—	—	—	700,000	700,000
7 5/8% Senior Notes due 2012	—	—	—	—	—	600,000	600,000
5 1/4% Senior Notes due 2008	—	—	400,000	—	—	—	400,000

Total Intelsat, Ltd. contractual obligations	$—	$—	$400,000	$—	$—	$1,300,000	$1,700,000

Total Intelsat contractual obligations (4)	$72,090	$65,006	$494,304	$59,235	$16,813	$7,640,029	$8,347,477

PanAmSat (5):
Senior Secured Credit Facility	4,150	51,984	60,881	87,575	87,575	1,707,145	1,999,310
9% Senior Notes Due 2014	—	—	—	—	—	656,500	656,500
9% Senior Notes due 2016	—	—	—	—	—	575,000	575,000
Other notes (6)	—	—	150,000	—	—	127,223	277,223

Total PanAmSat Debt	$4,150	$51,984	$210,881	$87,575	$87,575	$3,065,868	$3,508,033

	Payments Due By Year
Pro Forma Contractual Obligations (1)(4)	2006	2007	2008	2009	2010	2011 and beyond	Total
	(in thousands)
Satellite Construction and Launch Contracts (7)	72,437	83,980	32,091	1,727	1,873	33,897	226,005
Satellite Incentive Obligations	9,761	13,361	13,301	12,828	10,050	48,572	107,873
Horizons Contributions Obligation	—	—	13,206	12,770	12,289	43,446	81,711
Europe*Star Purchase Price Obligation	20,150	—	—	—	—	—	20,150
Operating Leases	3,989	4,806	4,635	4,299	4,346	3,895	25,970
Customer and Vendor Contracts (7)	38,079	53,490	72,738	9,488	8,648	21,881	204,324

Total PanAmSat contractual obligations	$148,566	$207,621	$346,852	$128,687	$124,781	$3,217,559	$4,174,066

Total contractual obligations	$220,656	$272,627	$841,156	$187,922	$141,594	$10,857,588	$12,521,543

(1)	Reflects principal only (unless expressly stated otherwise) for all obligations except for capital leases for which principal and interest are included.
(2)	Includes contractual commitments for satellites and deferred satellite performance incentives.
(3)	The amounts shown for Intelsat, Ltd. do not reflect Intelsat, Ltd.’s obligations as a co-obligor on the discount notes.
(4)	Obligations related to Prior Intelsat’s pension and post-retirement medical benefit obligations are excluded from the table. Refer to Note 14 to Prior Intelsat’s consolidated financial statements for discussion of our obligations.
(5)	Excludes the Intelsat Bermuda Intercompany Loan extended to PanAmSat Holdco in an amount equal to approximately $1,281.4 million, the proceeds of which were used to fund the amount necessary to consummate the Tender Offer and fund a portion of the purchase of the PanAmSat acquisition. $250 million of the $1,281.4 million Intelsat Bermuda Intercompany Loan is non-cash pay and will accrete to approximately $718 million aggregate principal amount at June 15, 2016.
(6)	Consists of $150.0 million of 6 3/8% senior notes due 2008, $1.2 million of 8 1/2% senior notes due 2012, $125.0 million of 6 7/8% senior debentures due 2028. On July 3, 2006, the holders of approximately 99.65% of the outstanding 10 3/8% discount notes tendered their notes. As a result, the 10 3/8% discount notes not tendered to PanAmSat Holdco in the Tender Offer, amounting to approximately $1.0 million (accreting to approximately $1.5 million aggregate principal amount at November 1, 2014), remain an outstanding obligation of PanAmSat Holdco.
(7)	Substantially all of the capital expenditures related to the PAS-11 satellite will be funded by one of our customers. Funds received from the customer through March 31, 2006 are included within customer and vendor commitments and will be repaid over a three year period beginning in the second half of 2006.

Disclosures about Market Risk

Prior Intelsat has existing obligations related to its long-term debt agreements. These financial instruments are discussed further in Note 13 to Prior Intelsat’s audited consolidated financial statements included elsewhere in this prospectus. As of March 31, 2006, Prior Intelsat did not have significant cash flow exposure to changing interest rates on its fixed-rate long-term debt. However, the estimated fair value of the fixed-rate debt is subject to market risk. As of March 31, 2006, Prior Intelsat had approximately $3.6 billion in fixed-rate debt with interest at rates ranging from 5 1/4% to 9 1/4%.

Prior Intelsat is subject to interest rate and related cash flow risk in connection with the $1.0 billion floating rate notes issued in January 2005 and borrowings under the senior secured credit facilities. Any changes in interest rates on the floating rate debt will impact our results of operations and cash flows. A 100 basis point change in interest rates would result in increased or decreased interest expense of $10.0 million.

PanAmSat has existing obligations related to its long-term debt agreements. These financial instruments are discussed further in Note 10 to PanAmSat Holdco’s audited consolidated financial statements included elsewhere in this prospectus. As of March 31, 2006, PanAmSat did not have significant cash flow exposure to changing interest rates on its fixed-rate long-term debt. However, the estimated fair value of the fixed-rate debt is subject to market risk. As of March 31, 2006, PanAmSat had approximately $1.2 billion in fixed-rate debt with interest at rates ranging from 6 3/8% to 10 3/8%.

Presented below is an analysis of Prior Intelsat’s financial instruments as of March 31, 2006 that are sensitive to changes in interest rates. The tables demonstrate the change in market value of the instruments calculated for an instantaneous parallel shift in interest rates, plus or minus 50 basis points, or BPS, 100 BPS and 150 BPS. With respect to the fixed-rate debt, the sensitivity table below illustrates “market values,” or the price at which the debt would trade should interest rates fall or rise in the range indicated, assuming similar terms and similar assessment of risk by our lenders. With respect to Prior Intelsat’s $1.0 billion floating rate notes that were issued in January 2005, an increase or decrease of 100 BPS to our current interest rate would increase or decrease our interest expense by $10 million. Market values are determined using market rates on comparable instruments as of March 31, 2006. This sensitivity analysis provides only a limited, point-in-time view of the market risk sensitivity of certain of our financial instruments. The actual impact of market interest rate changes on our financial instruments may differ significantly from the impact shown in the sensitivity analysis.

	Interest Rate Risk (in millions) as of March 31, 2006
	Valuation of Securities Given an Interest Rate Decrease of X Basis Points			No Change in Interest Rates	Valuation of Securities Given an Interest Rate Increase of X Basis Points
	(150 BPS)	(100 BPS)	(50 BPS)	Fair Value	(50 BPS)	(100 BPS)	(150 BPS)
$478.7 million principal 9 1/4% senior discount notes due 02/01/15	$355.0	$345.6	$336.6	$327.9	$319.5	$311.4	$303.7
$675 million principal 8 5/8% senior notes due 01/15/15	$765.0	$741.4	$718.7	$696.9	$676.0	$655.8	$636.5
$700 million principal 6 1/2% senior notes due 11/01/13	$570.8	$555.0	$539.7	$525.0	$510.8	$497.0	$483.8
$875 million principal 8 1/4% senior notes due 01/15/13	$962.4	$937.6	$913.6	$890.3	$867.8	$846.0	$824.8
$600 million principal 7 5/8% senior notes due 04/15/12	$528.6	$516.6	$504.9	$493.5	$482.4	$471.7	$461.2
$1 billion principal floating rate senior notes due 01/15/12	$1,019.4	$1,017.9	$1,016.5	$1,015.0	$1,013.6	$1,014.9	$1,010.7
$400 million principal 5 1/4% senior notes due 11/01/08	$390.6	$386.0	$381.5	$377.0	$372.6	$368.3	$364.0

Critical Accounting Policies

Our consolidated financial statements are based on the selection of accounting policies and the application of accounting estimates, some of which require management to make significant assumptions. Actual results could differ from those estimates. We believe that some of the more important estimates and related assumptions that affect our financial condition and results of operations are in the areas of revenue recognition, satellites and other property and equipment, business combinations, impairment of long-lived and amortizable intangible assets and income taxes. There were no accounting policies adopted during 2005 that had a material effect on our financial condition or results of operations. The successor entity adopted accounting policies consistent with those used by the predecessor entity.

Revenue Recognition

We recognize revenue primarily from satellite utilization charges and, to a lesser extent, from providing managed solutions to our customers. We recognize revenue over the period during which services are provided, as long as collection of the related receivable is reasonably assured. We recognize revenue under revenue share agreements with other fixed satellite service providers either on a gross or net basis in accordance with Emerging Issues Task Force (“EITF”) No. 99-19, Reporting Revenue Gross as a Principal Versus Net as an Agent, and revenue for all current agreements is recognized on a net basis. We make estimates regarding the likelihood of collection based upon an evaluation of the customer’s creditworthiness, the customer’s payment history and other conditions or circumstances that may affect the likelihood of payment, such as political and economic conditions in the country in which the customer is located. When we have determined that the collection of payments for satellite utilization or managed solutions is not reasonably assured at the time the service is provided, we defer recognition of the revenue until such time that collection is believed to be reasonably assured or the payment is received. We also maintain an allowance for doubtful accounts for customers’ receivables where the collection of these receivables is uncertain. If our estimate of the likelihood of collection is not accurate, we may experience lower revenue or an increase in our bad debt expense. We receive payments from some customers in advance of our providing services. Amounts received from customers pursuant to satellite capacity prepayment options are recorded in the financial statements as deferred revenue. These deferred amounts are recognized as revenue on a straight-line basis over the agreement terms.

Satellites and Other Property and Equipment

Satellites and other property and equipment for the successor entity are based on the fair value on January 28, 2005, the date of the Acquisition Transactions. Satellites and other property and equipment purchased following the Acquisition Transactions are stated at cost. These costs consist primarily of the cost of satellite construction and launch, including premiums for launch insurance and insurance during the period of in-orbit testing, the net present value of performance incentives expected to be payable to the satellite manufacturers, costs directly associated with the monitoring and support of satellite construction and interest costs incurred during the period of satellite construction. Satellite construction and launch services are generally procured under long-term contracts that provide for payments by us over the contract periods. Satellite construction and launch services costs are capitalized to reflect progress toward completion, which typically coincides with contract milestone payment schedules. Insurance premiums related to satellite launches and subsequent in-orbit testing are capitalized and amortized over the estimated useful lives of the related satellites. Performance incentives payable in future periods are dependent on the continued satisfactory performance of the satellites in service.

Satellites and other property and equipment are depreciated and amortized on a straight-line basis over their estimated useful lives. The remaining depreciable lives of our satellites range from 11 years to 15 years. We make estimates of the useful lives of our satellites for depreciation purposes based upon an analysis of each satellite’s performance, including its orbital design life and its estimated service life. The orbital design life of a satellite is the length of time that the manufacturer has contractually committed that the satellite’s hardware will remain operational under normal operating conditions. In contrast, a satellite’s service life is the length of time the satellite is expected to remain operational as determined by remaining fuel levels and consumption rates. Our in-orbit satellites generally have orbital design lives ranging from 10 years to 13 years and service lives as high as 20 years. The useful depreciable lives of our satellites generally exceed the orbital design lives and are less than the service lives. Although the service lives of our satellites have historically extended beyond their depreciable lives, this trend may not continue. We periodically review the remaining estimated useful lives of our satellites to determine if any revisions to our estimates are necessary based on the health of the individual satellites. Changes in our estimate of the useful lives of our satellites could have a material effect on our financial position or results of operations.

We would charge to operations the carrying value of any satellite lost as a result of a launch or in-orbit failure upon the occurrence of the loss. In the event of a partial failure, we would record an impairment charge to operations upon the occurrence of the loss if the undiscounted future cash flows were less than the carrying value of the satellite. We would measure the impairment charge as the excess of the carrying value of the satellite over its estimated fair value as determined by the present value of estimated expected future cash flows using a discount rate commensurate with the risks involved. We would reduce the charge to operations resulting from either a complete or a partial failure by the amount of any insurance proceeds that were either due and payable to or received by us.

Business Combinations

Our business combinations are accounted for in accordance with the provisions set forth in SFAS No. 141, Business Combinations, whereby the net tangible and separately identifiable intangible assets acquired and liabilities assumed are recognized at their estimated fair market values at the acquisition date. The portion of the purchase price in excess of the estimated fair market value of the net tangible and separately identifiable intangible assets acquired represents goodwill. The allocation of the purchase price related to our business combinations involves estimates and judgments by our management that may be adjusted during the allocation period, but in no case beyond one year from the acquisition date. These allocations are made on the basis of appraisals prepared by independent third-party appraisers.

Impairment of Long-Lived and Amortizable Intangible Assets

We review our long-lived and amortizable intangible assets to assess whether an impairment has occurred using the guidance established under SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, whenever events or changes in circumstances indicate, in our judgment, that the carrying amount of an asset may not be recoverable. The recoverability of an asset to be held and used is measured by a comparison of the carrying amount of the asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of the asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds its fair value.

As of December 31, 2005, other than our $69.2 million write-off of our IS-804 satellite following its in-orbit failure, there had been no events or changes in circumstances during 2005 leading us to believe that a possible impairment to any of our long-lived and amortizable intangible assets existed as of that date.

Income Taxes

We account for income taxes in accordance with SFAS No. 109, Accounting for Income Taxes (SFAS No. 109). Under SFAS No. 109, deferred tax assets and liabilities are computed based on the difference between the financial statement and income tax bases of assets and liabilities using the enacted marginal tax rate. SFAS No. 109 requires that the net deferred tax asset be reduced by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some portion or all of the net deferred tax asset will not be realized.

New Accounting Pronouncements

In December 2004, the FASB issued SFAS No. 123R (revised 2004), Share-Based Payment. SFAS 123R replaced SFAS No. 123, Accounting for Stock-Based Compensation (SFAS 123), and superseded Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB 25). SFAS 123R requires compensation expense using a fair-value based method for costs related to share-based payment transactions to be recognized in the financial statements. We adopted SFAS 123R in the first quarter of fiscal 2006 using the prospective method.

In December 2004, the FASB issued SFAS No. 153, Exchanges of Nonmonetary Assets, to address the measurement of exchanges of nonmonetary assets. It eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets in APB Opinion No. 29, Accounting for Nonmonetary Transactions, and replaces it with an exception for nonmonetary exchanges that do not have commercial substance. This statement specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This statement is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The impact of the adoption of SFAS No. 153 is not expected to be material to our consolidated statements of operations or consolidated balance sheets.

Related Party Transactions

Transactions Related to the PanAmSat Acquisition Transactions

Monitoring Fee Agreement and Transaction Fee

In connection with the closing of the PanAmSat Acquisition Transactions, Intelsat Bermuda entered into a monitoring fee agreement with the Sponsors, or affiliates of, or entities advised by, designated by or associated with, the Sponsors, as the case may be, pursuant to which such entities will provide certain monitoring, advisory and consulting services with respect to Intelsat Bermuda and its subsidiaries. Pursuant to this agreement, an annual fee for services provided will be paid. Intelsat Bermuda also paid a transaction and advisory fee upon the closing of the PanAmSat Acquisition Transactions. For further information regarding the monitoring fee agreement and the transaction and advisory fee, see “Certain Relationships and Related Party Transactions—Transactions Related to the PanAmSat Acquisition Transactions—Monitoring Fee Agreement and Transaction Fee.”

Post-Acquisition Transactions

Acquisition and Transfer Transactions; Dividends

On January 28, 2005, Intelsat, Ltd. was acquired by Intelsat Holdings for total cash consideration of approximately $3.2 billion with pre-acquisition debt of approximately $1.9 billion remaining outstanding. Intelsat Holdings was formed at the direction of funds advised by or associated with Apax Partners, Apollo, MDP Global and Permira.

As part of these transactions, the Investors and certain members of management purchased preferred and ordinary shares of Intelsat Holdings. In addition, in connection with the

Acquisition Transactions, Intelsat Bermuda established a new $300 million revolving credit facility and borrowed approximately $150 million under a new $350 million term loan facility, referred to together as the senior secured credit facilities, and issued the acquisition finance notes. On February 28, 2005, Intelsat Bermuda borrowed an additional $200 million under the $350 million term loan facility which was used to fund the payment of our previously existing $200 million in 2005 Eurobond Notes. The acquisition finance notes and the senior secured credit facilities are guaranteed by Intelsat and certain of its direct and indirect subsidiaries. The proceeds received by us from the equity contributions and the net proceeds from the borrowing under the senior secured credit facilities and the acquisition finance notes, together with cash on hand, were used to consummate the transactions described above and to pay related fees and expenses. Approximately $1.7 billion of Intelsat’s existing debt remained outstanding following the Acquisition Transactions and after repayment of the 2005 Eurobond Notes.

On February 11, 2005, Intelsat, Ltd. and Zeus Special Subsidiary Limited issued $478.7 million in aggregate principal amount at maturity of the original notes yielding approximately $305 million of proceeds at issuance. On March 3, 2005, Intelsat Bermuda transferred substantially all of its assets to a newly formed wholly owned subsidiary, Intelsat Sub Holdco. Intelsat Sub Holdco assumed substantially all of the then-existing liabilities of Intelsat Bermuda, and Intelsat Bermuda became a guarantor of the obligations under the original notes and the senior secured credit facilities. Following the Transfer Transactions, Zeus Special Subsidiary Limited was amalgamated with Intelsat Bermuda, and we refer to the entity surviving that amalgamation as Intelsat Bermuda. The proceeds of the offering of the original notes, together with cash on hand, were distributed by Intelsat Bermuda to its parent, Intelsat, Ltd., and by Intelsat, Ltd. to Intelsat Holdings. Intelsat Holdings used those funds to repurchase a portion of the outstanding preferred shares of Intelsat Holdings. The repurchased preferred shares were held by the Investors and certain members of our management.

On November 4, 2005, Intelsat Sub Holdco paid a dividend of approximately $198.8 million to its parent Intelsat Bermuda, which in turn paid a dividend of that same amount to its parent Intelsat, Ltd., which in turn paid a dividend of that same amount to its parent Intelsat Holdings. On November 4, 2005, Intelsat Holdings used these funds to repurchase all of the outstanding preferred shares of Intelsat Holdings, which were held by the Investors and certain members of our management. The dividend paid by Intelsat Sub Holdco was funded with cash generated from the operating activities of its subsidiaries.

Monitoring Fee Agreement and Transaction Fee

In connection with the Acquisition Transactions, Intelsat Bermuda entered into a monitoring fee agreement with the Sponsors, or affiliates of, or entities advised by, designated by or associated with, the Sponsors, as the case may be, pursuant to which such entities provide certain monitoring, advisory and consulting services to us. Pursuant to this agreement, Prior Intelsat pays an annual fee for services provided. Prior Intelsat also paid a transaction and advisory fee upon the closing of the Acquisition Transactions. For further information regarding the monitoring fee agreement and the transaction and advisory fee, see “Certain Relationships and Related Party Transactions—Post-Acquisition Transactions—Monitoring Fee Agreement and Transaction Fee.”

Sponsor Investment

In April 2005, SkyTerra Communications, Inc., referred to as SkyTerra, an affiliate of Apollo, one of the Sponsors, indirectly acquired 50% of the Class A units of Hughes Network Systems, LLC, referred to as HNS, one of our corporate network services customers. On December 31, 2005, Hughes Communications, Inc., referred to as Hughes Communications, acquired these

Class A units pursuant to a separation agreement under which SkyTerra contributed to Hughes Communications certain of SkyTerra’s assets and liabilities, including the 50% Class A membership interest in HNS owned at that time by SkyTerra. On January 1, 2006, Hughes Communications acquired the remaining 50% of HNS Class A membership interests. On February 21, 2006, SkyTerra and Hughes Communications separated into two publicly owned companies when SkyTerra, which then owned all of the outstanding shares of Hughes Communications common stock, distributed those shares to each holder of SkyTerra’s common, non-voting common and preferred stock and its Series 1-A and 2-A warrants. As a result of the distribution, Apollo, the controlling stockholder of SkyTerra, became the controlling stockholder of Hughes Communications.

FTI Engagement Contract

On June 27, 2005, Prior Intelsat entered into an engagement contract with FTI Consulting, Inc., a corporate finance consulting firm, pursuant to which it provides interim management services to us. See “Management—Employment and Separation Agreements.”

Pre-Acquisition Transactions

Until the consummation of the Acquisition Transactions on January 28, 2005, certain of Prior Intelsat’s shareholders and their affiliates, as described below, were related parties of Prior Intelsat. Following the Acquisition Transactions, they no longer are.

COMSAT General Transaction

On October 29, 2004, Prior Intelsat and certain of its subsidiaries completed the acquisition of the business of providing satellite-based communications services to the U.S. government and other customers of the COMSAT Sellers. Prior Intelsat acquired this business for a purchase price of approximately $90 million, net of assumed liabilities of approximately $30 million and transaction costs of approximately $2 million. The $30 million in assumed liabilities includes a $10 million accommodation fee to be paid in connection with the purchase of a launch vehicle from an affiliate of the COMSAT Sellers. Prior Intelsat funded the acquisition by using cash on hand. The assets that were acquired include certain customer and vendor contracts and accounts receivable, as well as rights to FCC and other governmental licenses, leased business premises and other related assets, including an ownership interest in the Marisat-F2 satellite, which operates at 33.9° West, with an orbital inclination in excess of 13 degrees. In addition, Prior Intelsat assumed certain contractual commitments related to the business.

Pursuant to a transaction agreement with the COMSAT Sellers, Prior Intelsat and the COMSAT Sellers or their affiliates have entered into a number of agreements, including the launch services agreement with an affiliate as noted above and agreements relating to the provision of transition services by the COMSAT Sellers for a specified period of time after the closing of the transaction. See “Business—Our Network—Planned Satellites for further information regarding the launch services agreement.

WildBlue Subscription Agreement

In December 2002, Prior Intelsat entered into an agreement to acquire a minority stake in WildBlue for a purchase price of $58.0 million. On April 21, 2003, Prior Intelsat contributed $56.5 million in cash to WildBlue. This amount represented the $58.0 million purchase price net of a loan receivable for interim funding to WildBlue, plus accrued interest, and net of certain expenses we incurred that were reimbursable by WildBlue. In connection with this investment, we have agreed to purchase 50% of any shares sold by one of the minority investors, at the investor’s option, up to a maximum purchase price of $5.0 million. Other investors in this round of financing, which totaled $156.0 million including our investment, included the National Rural Telecommunications Cooperative and Liberty Satellite & Technology, Inc. One of Prior Intelsat’s directors before the closing of the Acquisition Transactions was a director of Liberty Media Corporation, which indirectly owns a minority interest in WildBlue and is the parent company of Liberty Satellite & Technology, Inc. Two of Prior Intelsat’s executive officers are directors of WildBlue.

COMSAT Asset Purchase Agreement

On November 25, 2002, Prior Intelsat acquired most of the assets and certain liabilities of COMSAT World Systems, a business unit of COMSAT, and of COMSAT Digital Teleport, Inc., a subsidiary of COMSAT. COMSAT is a wholly owned subsidiary of Lockheed Martin Corporation, which, prior to the consummation of the Acquisition Transactions, was Prior Intelsat’s largest shareholder. COMSAT World Systems was a reseller of Prior Intelsat’s capacity to customers located in the United States. The assets that we acquired included substantially all of COMSAT World Systems’ customer contracts for the sale of our capacity, two earth stations located in Clarksburg, Maryland and Paumalu, Hawaii that provide tracking, telemetry, command and monitoring services for our satellites, and a digital teleport facility located in Clarksburg, Maryland. The purchase price for this transaction consisted of $56.0 million in cash, the assumption of $57.7 million in liabilities and a $20.0 million 7% note payable due in four installments of $5.0 million each on January 1, 2007, 2008, 2009 and 2010. However, if as of the second, third or fourth of such installment payment dates, we are not operating tracking, telemetry, command and monitoring facilities at the Clarksburg, Maryland location and certain triggering events described in the note have occurred, we will not be obligated to pay the $5.0 million installment due on such payment date or any other installment payments that would otherwise become due on subsequent payment dates. In addition, Prior Intelsat incurred approximately $1 million in transaction costs in connection with this acquisition. Prior Intelsat accounted for the acquisition under the purchase method of accounting, whereby the purchase price was allocated to the assets acquired and liabilities assumed based on their estimated fair market values at the date of acquisition. Independent third-party appraisers were engaged to perform valuations of certain of the tangible and intangible assets acquired. The purchase price allocation was finalized during the fourth quarter of 2003. For a further discussion of the asset purchase agreement with COMSAT, see “Certain Relationships and Related Party Transactions—COMSAT Asset Purchase Agreement.”

Teleglobe Share Purchase Agreement

On May 15, 2002, one of Prior Intelsat’s largest customers and, prior to the closing of the Acquisition Transactions, one of its shareholders, Teleglobe filed for creditor protection under the Companies’ Creditors Arrangement Act in the Ontario Superior Court of Justice. As a result, Prior Intelsat recorded a reserve of $12.8 million against all of its accounts receivable from Teleglobe as of March 31, 2002, and did not recognize any revenue from Teleglobe from April 1, 2002 through May 15, 2002 because collection was not ensured. Revenue generated from Teleglobe and its affiliates was $35.1 million in 2002 and $28.1 million in 2003.

On September 20, 2002, Intelsat Global Sales acquired Teleglobe’s 6,284,635 shares in Intelsat, Ltd. for $65.0 million. Pursuant to the share purchase agreement and a related escrow agreement, title to the shares acquired from Teleglobe was transferred to an escrow agent, which held the shares in trust for Intelsat Global Sales, subject to specified limited rights of Teleglobe. The share purchase agreement provided that, among other things, if Prior Intelsat had not conducted a registered offering of its ordinary shares by December 31, 2003, the escrowed shares and any cash held as escrow property would be distributed to Intelsat Global

Sales up to the amount that would result in Intelsat Global Sales having received a total amount of shares and cash under the agreement valued at $90.1 million. The share purchase agreement provided that any shares or cash remaining after this distribution to Intelsat Global Sales would be transferred to Teleglobe. Prior Intelsat did not conduct a registered offering of its ordinary shares by December 31, 2003 and, pursuant to an amendment to the share purchase agreement entered into in March 2004, the shares held in escrow were valued pursuant to a formula based on the proposed range for the initial public offering price of Prior Intelsat’s ordinary shares set forth on the cover page of the prospectus filed in connection with its contemplated initial public equity offering. Based on this amendment, all of the shares held in escrow were distributed to Intelsat Global Sales in April 2004, and thereafter Prior Intelsat and Teleglobe had no remaining rights or obligations under the share purchase agreement. These shares were then transferred to Intelsat Bermuda in June 2004.

Relationships with Prior Shareholders

Prior to privatization, the IGO’s owners made capital contributions to and received capital repayments from the IGO in proportion to their ownership in the IGO. The IGO’s owners were also its principal customers, and they were able to purchase ownership interests in the IGO based on their percentage use of the IGO’s satellite system. As Prior Intelsat is the successor entity to the IGO, a significant number of its customers became shareholders in Prior Intelsat. Following completion of the Acquisition Transactions, these customers are no longer shareholders of Prior Intelsat.

Shareholder Collateral and Other Deposits

Included in accounts payable and accrued liabilities in Prior Intelsat’s consolidated balance sheets appearing elsewhere in this prospectus are collateral and other deposits held from customers that were also shareholders prior to the consummation of the Acquisition Transactions in the amount of $14.2 million at December 31, 2004. Collateral generally represents cash balances held in accordance with service agreements. Deposits generally represent cash balances held to secure future capacity under right of first refusal arrangements. Associated cash balances contain no restrictions and generally are non-interest bearing.

TT&C Contracts

Some of Prior Intelsat’s customers also provide tracking, telemetry & control, or TT&C, services for Prior Intelsat’s ground network or provide it with monitoring or host station facilities and services. We believe that these transactions are on arm’s-length terms and are not significant to our results of operations. See “Business—Our Network—Network Operations and Current Ground Facilities” for additional information regarding the TT&C services.

BUSINESS

Our Company

We are the largest provider of fixed satellite services worldwide and a leading provider of these services to each of the media, network services and telecom and government customer sectors. Founded in 1964, we have provided communications capacity for milestone events in the 20th century, including transmitting worldwide the video signals of the first moon walk, providing the “hot line” connecting the White House and the Kremlin and transmitting live television coverage of every Olympics since 1968.

Our goal is to connect people and businesses around the world with reliable, flexible and innovative communications services. We have a global fleet of 51 satellites and eight owned teleports and terrestrial facilities. We supply video, data and voice connectivity in over 200 countries and territories for over 1,800 customers, many of which we have had relationships with for over 30 years. Our business is diversified by service offering, customer group, satellite and geography, which reduces our market and operating risk. Our broad customer base accesses our capacity through our extensive service offerings, which include leased services, channel services and hybrid managed solutions combining satellite capacity and terrestrial facilities. Our customers include some of the world’s leading media and communications companies, multinational corporations, Internet service providers and government/military organizations.

We operate in an attractive, well-developed sector of the satellite communications industry which is benefiting from increasing demand for fixed satellite services capacity from both private industry and governments. The FSS sector is characterized by steady and predictable contracted revenue streams, high operating margins, strong free cash flows and long-term contractual commitments. We generate revenue primarily from leasing capacity on our satellites, which is generally contracted for periods of up to 15 years. Our backlog, which is our expected actual future revenue under our customer contracts, was approximately $8.3 billion as of March 31, 2006, approximately 98% of which relates to contracts that are non-cancelable or cancelable only upon payment of substantial termination fees.

We have the largest, most flexible and one of the most reliable satellite fleets in the world, covering over 99% of the world’s population. We plan to maintain our combined fleet with a fully integrated satellite operations protocol which features two operations centers connected by redundant fiber resulting in a robust monitor and control system that we believe is unrivaled in our industry. The ground facilities used to monitor and control our satellites are complemented by a terrestrial network of teleports, points of presence and leased fiber links. Given the size and configuration of our fleet, we believe we have redundancy superior to other FSS operators as well as the ability to optimize capacity over our fleet replacement cycle, which should result in capital expense savings as retiring satellites will not necessarily need replacement on a one-for-one basis. Many of our satellites in orbital locations outside North America have steerable beams that can be reconfigured to provide different areas of coverage, and these satellites can be relocated to other orbital locations. The flexibility of our fleet allows us to respond quickly to changes in market conditions and customer demand in order to maximize our revenue and profitability.

We have invested heavily in our communications network over the past several years. Prior Intelsat has spent approximately $2.5 billion on nine satellites launched since June 2001 in connection with its most recent satellite fleet renewal and deployment cycle, which was completed with the launch of its IA-8 satellite on June 23, 2005. PanAmSat has incurred approximately $883 million on 7 satellites launched since 2001. The average remaining service life of our satellites was approximately 9.5 years as of March 31, 2006, weighted on the basis of nominally available capacity for the 45 station-kept satellites of the 50 satellites we owned and operated at that time.

The global FSS sector generated revenue of approximately $7.0 billion in 2005 according to Euroconsult. There are multiple growth areas that we believe will drive the continued expansion of the FSS industry. Primary examples include the increased transmission of HDTV signals, which require greater transmission capacity than standard definition signals, and the growing use by governments of commercial satellite capacity for civilian and military applications. Also, the demand for the large, cost-effective private corporate networks made possible through the combination of our satellite fleet’s broad geographic coverage and the use of small, low-cost terrestrial satellite terminals, commonly referred to as VSATs (very small aperture terminals), is expected to be a source of growth, especially in international markets where terrestrial networks are not well developed. Efforts by consumer communications companies to combine video services and telephony into a single platform, wired or mobile, should also benefit the FSS industry through increased requirements for the broadcast of video services to new and developing networks. In addition, the combination of our satellites and terrestrial facilities enables us to provide managed solutions to our customers, an area which has experienced rapid growth over the last several years, and which we believe will continue to offer growth opportunities within the industry. In total, C and Ku-band transponder lease revenue in the FSS sector is expected to grow at a CAGR of 2.9% from 2005 to 2010 according to Northern Sky Research.

On January 28, 2005, Prior Intelsat was acquired by Intelsat Holdings, an entity owned by the Investors. On July 3, 2006, Intelsat Bermuda acquired PanAmSat Holdco. Following consummation of the PanAmSat Acquisition Transactions, Intelsat General Corporation, the entity that operates Prior Intelsat’s government services business, purchased the government services business of PanAmSat. See “Prospectus Summary—The Transactions—The PanAmSat Acquisition Transactions,” “Prospectus Summary—The Transactions—The Government Business Merger” and “The Transactions—The PanAmSat Acquisition Transactions” for more information concerning the acquisition of PanAmSat.

Our Customer Sectors

We provide satellite capacity and related communications services for the transmission of video, data and voice connectivity. Our customer contracts offer different service types, which fall primarily into four categories: leases, channel, managed solutions and mobile satellite services. Our services are provided to three primary sectors: media, network services and telecom, and government. For details regarding the distribution of Prior Intelsat’s revenue by geographic region and service type, refer to Note 20 to Prior Intelsat’s consolidated financial statements appearing elsewhere in this prospectus. For details regarding the distribution of PanAmSat Opco’s revenue by geographic region and service type, refer to Note 2 to PanAmSat Opco’s consolidated financial statements appearing elsewhere in this prospectus.

Media

The media sector represented approximately 38% of our pro forma revenue for the twelve months ended March 31, 2006. Video applications currently use more FSS capacity than any other application, representing approximately 61% of total global C and Ku-band FSS transponder demand in 2004, with North America being the largest user of satellite capacity for video applications, according to Northern Sky Research. We provide satellite transponder capacity and other satellite and terrestrial services for the transmission of entertainment, news, sports and educational programming for over 300 content providers worldwide. Our video services are comprised of three categories: video distribution services, DTH television services and video contribution services.

Video distribution services. Our primary video distribution service is the full-time transmission of television programming to cable systems, network affiliates and other redistribution systems. Our video distribution services are characterized by long-term contracts with premier media companies and content providers. These companies lease dedicated transponder capacity from us, both on our satellites in orbit and those planned for launch in the future. We also offer bundled, value-added services that include satellite capacity, digital encoding of video channels and, if required, up-linking and down-linking services to and from our satellites and teleport facilities.

DTH television services. Most of our satellites are capable of providing DTH services through the use of high-powered, Ku-band spot beams that transmit over specific geographic areas. DTH service providers lease transponder capacity from us, and our satellites provide the platform for their services. These services deliver a package of television programming channels directly to a consumer’s home from our satellites.

Video contribution services. We provide broadcasters with full-time satellite transmission services for news, sports and entertainment segments to their network affiliates or broadcast centers within the United States or around the world. Broadcasters use our contribution capacity to consolidate programming from various locations and assemble it in one central location for the final programming product. This service provides broadcasters with a dedicated transmission pipeline for the full-time retrieval of programming segments.

Our video contribution services also include occasional use services through which we provide broadcasters with satellite transmission services on a short-term basis, designed to enable broadcasters to conduct on-the-scene transmissions and to receive the transmissions at their broadcast centers or affiliate stations. These occasional use services are complemented by our GlobalConnex and PASport managed solutions, including leased fiber facilities at 50 sports and entertainment arenas in the United States, which enable us to capture and transport high definition content for cable and broadcast distribution. In addition to short-term services for special events coverage, we have long-term transponder service agreements with certain satellite services resellers in the United States, which package domestic U.S. transponder capacity for their broadcast, business, educational and government customers. Our occasional use services help us take advantage of unutilized capacity on our satellites and are complementary to other services we offer. As these services are not typically long-term in nature, the revenues we derive from them are not typically reflected in our contracted backlog.

Highlights of our media business include the following:

•	Of our 50 satellites in orbit, 16 are part of video neighborhoods around the world, with nine serving the United States, three serving Latin America, two serving the Asia Pacific region, one serving Europe and one serving the Indian Ocean region.

•	In North America, we believe that we are the leading provider of FSS capacity for the distribution of high definition and cable programming. We also believe that we are one of the leading providers of FSS capacity for ethnic programming distribution in North America, with over 200 channels broadcast.

•	We are a leading provider of FSS capacity for DTH services, delivering programming to millions of viewers and supporting 27 DTH platforms around the world.

•	Global C and Ku-band transponder demand for FSS video applications is forecasted to grow overall at a CAGR of approximately 4.1% from 2005 to 2010, according to Northern Sky Research.

•	Our revenue from video applications is highly predictable and benefits from primarily non-cancelable contracts. Based on our backlog at December 31, 2004, we expected to recognize $655 million in video applications revenue for the year ended December 31, 2005, and we ultimately recognized $746 million in actual revenue for that period from these applications.

Network Services and Telecom

The network services and telecom sector represented 46% of our pro forma revenue for the twelve months ended March 31, 2006. We provide satellite capacity and managed solutions to telecommunications carriers, Internet service providers, or ISPs, and multinational corporations for the transmission of data, voice and video communications globally.

One of the ways we have grown our business is by providing satellite services which enable private data networks such as VSAT networks. We provide satellite services to companies that furnish networks for end users in the United States, Latin America, Europe, the Middle East, Africa and Asia. We also provide capacity directly to owner-operators of networks. These rooftop-to-rooftop VSAT networks provide dedicated, proprietary one-way and two-way communications links among multiple business sites. VSAT network end users include retail chains for rapid credit card authorization and inventory control, banks for the connection of automated teller machines with processing computers and news agencies for the timely dissemination of news and financial information. VSAT network end users also include residential and small and medium-sized enterprises that use these satellite-based services for broadband access.

Intelsat has historically served providers of telecommunications services, and in many cases Intelsat is the exclusive means for global operators to reach certain remote countries. In the last several years, we have grown our revenues by providing managed solutions such as GlobalConnex and SPOTbytes to ISPs. We have also grown our network services and telecom business by selling lease services to mobile operators for cellular backhaul applications. We believe that we will continue to earn a significant portion of our revenue from our network services and telecom sector in the near term, due to the continuing growth in private data networks and the continued growth of Internet services and applications such as VoIP. For a discussion of our strategy with respect to voice and data services, see “—Our Business Strategy—Grow our Business in the Media, Network Services and Telecom and Government Sectors—Network Services and Telecom.”

We also perform consulting and technical services for various third parties. These services include satellite and launch vehicle construction program management, launch vehicle and satellite procurement, and TT&C services for satellites owned by other satellite operators.

Highlights of our network services and telecom business include the following:

•	We were the leading provider of satellite capacity for voice and data applications in 2004, derived from data presented by Euroconsult.

•	We believe we are the leading provider of satellite capacity for satellite-based private data networks, including VSAT networks. C and Ku-band transponder demand for VSAT services is expected to grow at a CAGR of 6.7% from 2005 to 2010, according to Northern Sky Research.

•	We believe that the demand for satellite capacity for certain niche voice and data applications will continue to grow. For example, the proliferation of wireless services worldwide has created demand for our satellite services for backhaul and network extensions in developing regions, due to unreliable or non-existent terrestrial infrastructure. In addition, the growth in VoIP applications is driving growth for our GlobalConnex managed solutions for ISPs in developing countries. Prior Intelsat’s managed solutions business, for which annual revenues have grown from $8 million in 2002 to $111 million in 2005, is marketed to deregulated and competitive service providers, such as corporate users and ISPs, who require end-to-end satellite solutions.

•	Our revenue from voice and data applications is highly predictable and benefits from primarily non-cancelable contracts. Based on our backlog at December 31, 2004, we expected to recognize $802 million in voice and data applications revenue for the year ended December 31, 2005, and we ultimately recognized $934 million in actual revenue for that period from these applications.

Government

The government sector represented 15% of our pro forma revenue for the twelve months ended March 31, 2006. Our government service offerings provide a “one-stop shopping” resource for our customers to obtain satellite bandwidth, ground terminals and related services, either as stand-alone components or as a complete, end-to-end service offering. We offer transponder capacity on our satellites as well as other mobile and fixed satellite services. We provide satellite capacity and managed solutions for a variety of applications to various government and military entities and their contractors, including the U.S. government and its defense and civilian agencies, other NATO members and commercial entities serving this sector.

Highlights of our government business include the following:

•	We were the largest FSS provider of government satellite services in 2004, according to Euroconsult. We believe we were also the largest FSS provider of government satellite services in 2005.

•	The reliability of, and the ability to reconfigure, our fleet allow us to address changing demand for satellite coverage and provide mission-critical communications capabilities.

•	The U.S. government and military is the largest end user of commercial FSS satellites for government/military applications on a global basis. We currently serve more than 60 U.S. government and military users and other NATO entities, either directly or as a sub-contractor.

•	Demand for transponder capacity on commercial FSS satellites to support government and military applications is expected to grow at a CAGR of approximately 7.8% between 2005 and 2010, according to Northern Sky Research.

Our Strengths

Our business is characterized by the following key strengths:

Leading FSS Position in Growing Regional Markets and Customer Sectors

We are the largest FSS provider and, based on number of transponders contracted, we hold the leading position in each of our customer sectors. As a result of our scale and leadership position, we expect to benefit from the following key growth areas in our business:

•	North American Video: We are a leading transmission platform for the distribution of video programming to cable systems in North America. Through a combination of our long-standing customer relationships, key North American orbital slots, leading “anchor tenant” cable channels and reception of our signals by approximately 8,700 qualified cable head-ends, we have been successful in creating “cable neighborhoods”. These cable neighborhoods are a powerful tool in attracting and retaining customers because ground infrastructure is specifically designed to receive information from our satellites, making switching costs significant. Our cable neighborhoods include channels in the rapidly growing non-English language and ethnic programming market. Our IA-5 satellite carries over 150 channels offering ethnic programming, including many that are brought to the United States on our system, and we believe that the IA-5 satellite carries more non-English and non-Spanish language programming than any other satellite in North America.

•	High definition television: We believe that we carry more HDTV channels than any other FSS operator. We intend to utilize our position and well situated capacity to better serve the rapidly growing high definition demand in the cable and broadcast arcs. As one of the leaders in serving North American broadcast networks, we are using our position to enable early high-definition adopters to move high-definition content from the creation source to their broadcast facilities via our satellite network and terrestrial networks. We believe that our satellites, including our Galaxy 13/Horizons 1 satellite, which serves as an HDTV neighborhood, are well positioned to serve both the cable and broadcast communities and to meet any expected increase in demand for distribution of HDTV programming. The number of HDTV channels distributed to broadcasters and cable communities worldwide by FSS operators is forecasted to increase from 64 to 344 channels between 2005 and 2010 according to Northern Sky Research.

•	Direct-to-Home providers: We are a leading provider of FSS capacity for global DTH services. In many international markets, DTH platform operators rely upon FSS capacity in order to deliver their programming services to their subscribers. We provide content to millions of households in regions including Latin America, Eastern Europe and Africa. We will continue to focus DTH marketing efforts on these high-growth regions where we believe that our satellite capacity is well-positioned. Given the flexible nature of our capacity, including the ability to reconfigure beam coverage on a number of our satellites in response to customer demand, we believe we will be able to respond quickly to new customer requirements as they develop. We also believe that greater demand for satellite capacity may be required from U.S. DTH providers as a result of increased HDTV demand and increased local and ethnic programming. These services may consume bandwidth beyond that which is currently available to DTH operators and might cause them to rely more heavily on outsourced fixed satellite services. According to Northern Sky Research, the demand for C and Ku-band FSS capacity used for DTH services is expected to grow at a CAGR of approximately 5.9% between 2005 and 2010.

•	Data and telecommunications services: We are the leading provider of FSS capacity for satellite voice and data services worldwide. As the world’s first satellite company, we have relationships with virtually every incumbent telecom operator in every country in the world. Our leading position with telecommunications and data networking customers has positioned us to benefit from a number of recent trends, including the growth in wireless networks, which has resulted in increased demand for capacity to be used for cellular backhaul requirements, and the recent growth of VoIP which has resulted in increased demand for Internet trunking services in developing regions. In the future, we believe our telecommunications customer base will position us to benefit from new demand for FSS capacity supporting IPTV as this service is introduced by telecom carriers to their local subscribers.

•	Government/military: We believe we are the largest FSS provider of commercial satellite services to the government sector, providing satellite capacity, managed solutions and turn-key services to our customers. We attribute our strength in this area to the flexibility of our satellite fleet and the reliability of our satellites in transmitting mission-critical communications. We intend to utilize our well-established customer relationships, enhanced capabilities and expanded North American coverage as a result of the PanAmSat Acquisition Transactions to strengthen our position with both military and civilian customers in this sector. Government/military customers currently rely on commercial satellite capacity for a growing portion of their mission-critical communications and customized managed solutions. Due to the U.S. military’s focus on technological advancement and a growing government need for satellite capacity for domestic uses, including disaster recovery, transponder demand for this sector is forecasted to grow at a CAGR of 7.8% between 2005 and 2010, according to Northern Sky Research. We also expect a growing demand for the use of satellite-based solutions in disaster relief preparedness.

Stable and Diverse Revenue Generation

Our revenue and backlog are diversified among service sectors, geographic regions, satellites and customers. We currently expect to deliver services associated with approximately $1,665 million, or approximately 20%, of our March 31, 2006 backlog over the twelve months ending March 31, 2007. Our backlog provides significant near-term revenue visibility, particularly since approximately 98% of our total backlog as of March 31, 2006 relates to contracts that either are non-cancelable or have substantial termination fees. In the last three years, the revenue that we expected to generate from our backlog at the beginning of each year represented on average 85% of that year’s actual revenue. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Backlog” for further information regarding our backlog.

No single satellite generated more than 4.7% of our pro forma revenue and no single customer accounted for more than 4.4% of our pro forma revenue during the twelve months ended March 31, 2006. The diversity of our revenue base enables us to capitalize on changing market conditions and mitigates the impact of fluctuations in any specific service sector or geographic region and difficulties that any one customer may experience. The redundancy in our fleet also reduces the financial impact of satellite failures and protects against service interruption.

We believe our substantial backlog provides both significant near-term revenue visibility as well as a reliable stream of future revenues. As of March 31, 2006, our revenue backlog was approximately $8.3 billion, approximately 98% of which relates to contracts that are non-cancelable or cancelable only upon payment of substantial termination fees. By service sector and region, our backlog as of March 31, 2006 was as follows:

Note:	Backlog data is calculated as of March 31, 2006 on a combined basis for Prior Intelsat and PanAmSat. Regional designation for backlog is based on customer billing addresses.

Significant Free Cash Flow Generation

We believe that our strong operating profits, modest capital expenditure profile and the cost saving opportunities resulting from our integration of PanAmSat’s operations and assets will enable us to generate significant free cash flow. The FSS sector requires sizable investment to develop and launch satellites. However, once satellites are operational, costs do not vary significantly, creating operating leverage which can lead to high margins and strong free cash flow.

We have invested significantly in our fleet since 2001 and the average fill rate and remaining service life of our 45 station-kept satellites as of March 31, 2006 were approximately 66% and 9.5 years, respectively. As a result, we have the ability to add incremental customers and revenue without significant increases in satellite investment or costs of operations. Over time, we intend to consolidate the number of orbital locations required to serve our customers and we expect future capital allocation decisions will focus on the prudent selection of the number, size and characteristics of new satellites to be launched. Because of our disciplined approach towards fleet renewal, we expect that the capital expense needed to fund future replacement cycles will be significantly lower than the combined total of the prior replacement cycles of Prior Intelsat and PanAmSat. Additionally, we believe we can further enhance cash flow through the realization of approximately $92 million in expected annual operating cost savings over time resulting from our full integration of PanAmSat’s operations and assets.

Leading Global Fleet and Infrastructure

We believe that we have one of the world’s largest and most technologically diverse commercial communications systems comprised of a fleet of geosynchronous satellites, teleports, points of presence and leased and owned fiber. Our global system includes 51 satellites that cover over 99% of the world’s population and includes satellite capacity in the C, Ku and Ka-bands that serve over 200 countries and territories. The average remaining service life of our satellites was approximately 9.5 years as of March 31, 2006, weighted on the basis of nominally available capacity for the 45 station-kept satellites of the 50 satellites we owned and operated at that time. Our state-of-the-art engineering standards, with designed redundancies on all of our satellites, provide for a reliable, flexible and healthy fleet.

On a combined basis, we have incurred capital expenditures of approximately $3.4 billion on 16 satellites launched since June 2001 in connection with our most recent satellite fleet renewal and deployment cycle. We currently have three satellites in back-up positions, and to provide further resilience, many of our satellites are equipped with steerable beams that can be moved to cover areas with higher demand, enabling us to respond rapidly to changing market conditions and demand for satellite capacity. As an example, in 2004, the consolidation of our fleet in the Pacific Ocean Region and deployment of the IS 10-02 satellite to 359º E resulted in the release of two Intelsat satellites that were redeployed to address the increased demand for satellite capacity in the Africa and Middle East regions. As we fully integrate our fleet, additional in-orbit back-up capacity may become available and the number of in-orbit spares may change. In addition, once fully integrated, we expect to operate our global satellite fleet from a single consolidated operations center, and maintain a second operations center which can provide instantaneous restoration in the case of natural disasters or other events resulting in the loss of our satellite operations center.

We also have terrestrial assets consisting of teleports, points of presence and leased fiber connectivity that complement our satellite network and enable us to provide customized managed solutions and to provide customers with global access to our fleet. Our market-leading fleet and infrastructure, flexibility and ability to offer comprehensive managed solutions allow us to provide integrated worldwide distribution and delivery services, reducing our customers’ risk of data loss or service interruptions.

Established Relationships with Premier Customers

We provide satellite services to over 1,800 customers, including many of the world’s leading media and broadcasting organizations, multinational corporations, telecommunications companies, ISPs and government/military entities. We have developed close, long-standing relationships with our customers, serving many of our largest customers for over 30 years. We believe we are recognized by our customers as a resource for technical excellence and a partner in optimizing the performance of their networks. In most cases our services are mission critical to the delivery of our customers’ services. The following table includes examples of our customers for each service sector:

Service Sector Category	Selected Customers
Media	Comcast HITS, Discovery Communications, Fox Basic Cable, Home Box Office, Multichoice Ltd., News Corporation, SkyBrazil, SkyLatin America, SkyMexico, Starz Encore Group, TARBS World TV, The DirectTV Group, The Walt Disney Company, Time Warner, Turner Broadcasting System, Viacom

Network Services and Telecom	AT&T, British Telecommunications, Cable and Wireless, Central Bank of the Russian Federation, China Telecom, Global Crossing, Hughes Network Services, Link Africa, Schlumberger, Sprint, The World Bank, United Nations, Vodacom

Government	Artel, National Oceanic and Atmospheric Administration, U.S. Department of Defense’s Armed Forces Radio & Television Service, U.S. Department of State, U.S. Navy

Track Record of Product Innovation

We have a core competency in product innovation, as evidenced by the growth of our managed solutions offerings, including our GlobalConnex and PASport services, which address increasing customer demand for more integrated services to meet their communications needs. We have utilized our leadership in providing video, voice and data services for customers, as well as our global network, technical expertise and well-established customer relationships, to offer a comprehensive managed solutions platform. For example, our Terrestrial Media Transport system, which was designed to address the needs of sports programmers, combines our satellite capacity and terrestrial facilities to capture and transport content in high definition format. Another recent growth initiative includes the introduction of Ampiage, an IPTV integrated service targeted to small and mid-sized telephone companies seeking to offer television services to their wireline customers. We will continue to operate as an innovative leader within our industry and explore value-creating opportunities to complement our existing businesses.

Strong Management Team

We are led by a senior management team with broad experience in the telecommunications, information technology and satellite industries. Our Chief Executive Officer, David McGlade, joined Prior Intelsat in April 2005, and has over 20 years experience in the telecommunications industry, most recently serving as Chief Executive Officer of O2 UK, a leading U.K. cellular telephone company. James Frownfelter was appointed our Chief Operating Officer upon the closing of the PanAmSat Acquisition Transactions, the same role in which he served at PanAmSat. Jeffrey Freimark was appointed our Executive Vice President Finance and Information Technology and Chief Financial Officer in May 2006, after most recently serving as Executive Vice President and Chief Financial Officer for health care concern, Beverly Enterprises, Inc. Phillip Spector, Executive Vice President and General Counsel, joined Prior Intelsat in February 2005, and has over 20 years experience in the satellite industry. Joseph Wright, who served as Chief Executive Officer of PanAmSat for nearly five years, serves as the Chairman of our Board of Directors. We have built a strong leadership team both from within Prior Intelsat and PanAmSat, as well as outside these organizations. As a result of the closing of the PanAmSat Acquisition Transactions, our senior management team and other designated employees now collectively own approximately 4.8% of the equity of our parent, Intelsat Holdings (such percentage does not give effect to shares which may be issuable under existing share-based compensation arrangements or share-based compensation arrangements to be entered into in connection with the closing of the PanAmSat Acquisition Transactions).

Our Business Strategy

Our goal is to capitalize on our leadership position in the FSS sector to enhance our growth and free cash flow by pursuing the following key business strategies:

Execute a Disciplined Integration of PanAmSat

In the past three years, we have demonstrated an ability to successfully integrate the satellite operations of other businesses, such as our 2004 acquisition of the Intelsat Americas satellites. We intend to adopt a “one company” operating philosophy, and expect to fully integrate PanAmSat’s operations with ours. The goal of our integration plan for the acquisition of PanAmSat is to identify the best operational alternatives that allow us to maintain or increase customer service while also generating targeted levels of cost savings. We currently expect complete functional integration within the first 12 to 18 months following closing. Over the course of the integration process, we plan to reduce costs through consolidating facilities, implementing improved operating processes and reducing combined headcount by more than a quarter. We believe we will achieve the majority of our cost savings in the areas of satellite operations, customer operations, engineering and general administrative functions, where the scale of the combined business provides opportunities to leverage our existing infrastructure.

We intend to complete a two-phase integration process. In the first phase, which we aim to complete within 12 months following the acquisition of PanAmSat, we will integrate all general and administrative functions. During the second phase, we will complete the transition of all of our satellite operations and customer operations into Prior Intelsat’s facilities in the Washington, D.C. area, Georgia and southern California. After the integration process is completed, we expect to realize approximately $92 million in annual operating cost savings. In addition to these operating cost savings, we expect to derive significant capital expenditure savings of approximately $400 million from 2006 to 2011 by combining the capacity of the two fleets. We believe that we can maintain and grow our market share in each of our customer sectors through capitalizing on our market leading positions while simultaneously reducing costs and capital expenditures, thus yielding higher margins and greater free cash flow.

Grow Our Business in the Media, Network Services and Telecom and Government Sectors

We believe that the media, network services and telecom, and government sectors represent opportunities for revenue growth over the long-term for operators in the FSS industry. We intend to focus our resources on further penetrating these sectors in order to increase our profitability and free cash flow.

Media: We intend to expand our media services by continuing to capitalize on the strength of our cable neighborhoods, maintaining and growing our leadership position in HDTV distribution and expanding our DTH services. We believe that we are well positioned to grow both the distribution and contribution portions of our video business by continuing to develop and expand our cable neighborhoods in the United States, South America and the Asia-Pacific region. As cable operators build out their plant capacity, we have the opportunity to benefit as more channels, services and other data needs require satellite distribution to cable head-ends. Furthermore, as the number of channels grows, demand increases for our premium cable neighborhood satellites. In addition, many U.S. cable operators are increasingly faced with the need to offer non-English language programming to compete effectively with providers of direct broadcast satellite services in the United States. With strong content provider relationships and assets spanning the globe, we believe we can offer cable operators a rebroadcast package of international channels that is attractive from the standpoint of both cost and technical efficiency.

We also believe that demand for HDTV will experience significant growth in the coming years, which will result in the need for more satellite bandwidth. To fulfill the growing demand for HDTV, we will continue to build upon the success of the Galaxy 13/Horizons 1 satellite, which was placed in service as an HDTV neighborhood to attract the newest and fastest growing cable television sector. Since announcing our HD neighborhood on the Galaxy 13 satellite, we have grown the number of HD channels carried by our system to 23. We also intend to continue to expand our ability to offer high-definition programmers an end-to-end service, such as is provided by our GlobalConnex® Media terrestrial network, which includes facilities at sports and other arenas that enable the capture and transport of high definition programming to satellite production facilities, which is then distributed through our cable neighborhoods.

Lastly, we will continue to build on our leading international DTH platform business, targeting Eastern Europe, Middle East, Africa and regions within Asia where we can use our available capacity and the flexibility of our satellite fleet to capture additional growth opportunities. We intend to develop new video communities by leveraging our existing satellites and relationships with successful DTH platform operators to capture growth in new DTH markets.

Network Services and Telecom: We believe that we are well positioned to expand our business serving network services customers by focusing on growing applications, including VSAT private data networks, solutions for mobile service providers and VoIP. We also expect to continue to serve telecom providers by marketing services to telecom companies in newly deregulated markets and by more efficiently packaging our existing services to current telecom customers.

We believe that we are a leading provider of satellite services supporting private data applications such as VSAT networks, virtual private networks, or VPNs, and trunking solutions for ISPs. We will grow our business by continuing to build our wholesale relationships with major VSAT service providers in the largest and fastest growing regions and also by supporting providers of satellite-based broadband services. We intend to solidify our leadership position through partnering initiatives with data and IT services providers in key growth regions. Leveraging our GlobalConnex and SPOTbytes managed solutions and Internet points of presence around the world, we will also continue to market managed solutions trunking services to regional ISPs that are seeking to grow their businesses by offering VoIP in their local markets.

We believe that we are well positioned with telecom service providers throughout the world. As the global leader in providing voice and data services, with a flexible and reliable network, technical expertise and well-established customer relationships, we expect to also grow by offering our services to new customers, such as competitive carriers in newly deregulated markets. New carrier companies and providers of competitive services, such as wireless communications and Internet services in newly deregulated regions, are seeking to introduce their services quickly and independently of established local carriers. In addition, there are still many countries that lack direct access to cable interconnects or where internal infrastructure either does not exist or is unreliable. We have an extensive customer base of traditional telecommunications carriers that use our services to reach these regions. We intend to enhance our retention rates and generate new business by introducing new, more cost-effective technologies and managed solutions, providing our customers with more efficient use of our network.

Government: As the largest provider of commercial satellite services to the government sector, we believe we are well-positioned to service its increased need for commercial satellite communications services, which has been driven in part by anti-terrorism efforts, conflicts in the Middle East and increased worldwide awareness of the role of satellites in emergency and first responder communications networks. Through the acquisition of PanAmSat and other transactions and initiatives, we will expand our service offerings to include more turn-key services, which may include hardware, technical services and field services. Further, we intend to build our marketing efforts with respect to contractors that serve both civilian and defense agencies. We expect that our expanded service capability with respect to satellite capacity, managed solutions and turn-key services will attract additional government business at the national and state agency level, and enable us to work with a broader scope of government contractors and integrators.

Focus on Maximization of Free Cash Flow

We intend to manage our operating and capital expenses to optimize margins and maximize free cash flow. We believe our operating leverage, modest capital expenditure needs in the near term and the cost saving opportunities that exist in connection with the integration of PanAmSat’s operations and assets will allow us to generate significant free cash flow. We have invested significantly in our fleet since 2001 and as a result we have the ability to add incremental customers and revenue without significant increases in satellite investment or costs of operations. Through disciplined yield and capacity management, we intend to maximize the revenues generated by our assets. Over time, we intend to consolidate the number of satellites required to serve our customers and future capital allocation decisions will focus on the prudent selection of the number, size and characteristics of new satellites to be launched. As a result of our disciplined approach towards fleet renewal, we expect that the capital expense needed to fund future replacement cycles will be significantly lower than the combined total of the prior replacement cycles of Prior Intelsat and PanAmSat, representing an expected capital expense savings of over $400 million from 2006 to 2011. Additionally, we believe we can further enhance cash flow through the realization of approximately $92 million in expected annual operating cost savings over time resulting from our full integration of PanAmSat’s operations and assets.

Pursue Other Growth Opportunities

We believe that current trends in telecommunications and mobile applications will create new demand for FSS in the next few years. Our experience with global telecom operators and with video programming distributors positions us to identify requirements for new satellite services that arise from the convergence of voice, data and video onto single platforms, such as IPTV services being offered by telephone companies and video services being offered by mobile operators. In the future, we intend to pursue additional market opportunities through enhanced or new capabilities that will enable us to expand the market for FSS services.

We have a proven track record of capitalizing on new growth opportunities and expanding the FSS market. New service introductions, such as our rapidly growing managed solutions business, have resulted in substantial new revenue streams. On April 12, 2006 we announced the introduction of Ampiage, a new IPTV integrated service that is targeted to small and mid-sized telephone companies, which may seek to offer television services to their wireline customers. We also intend to market Ampiage to small and medium-sized cable system operators who are seeking more efficient transmission and expanded programming. We believe that Ampiage is the type of new product initiative that leverages our existing assets and provides new sources of growth and profitability.

We have made substantial investments in our satellites, infrastructure, technical expertise and personnel. We leverage our expertise to find innovative ways to generate new sources of revenue. Examples of asset maximizing activities we have recently undertaken include our consulting and technical services, which include overseeing the construction and launch of other operators’ satellites; shared payloads through which we can achieve economies of scale by sharing satellite payloads among multiple parties; and the use of our infrastructure to host TT&C and production equipment for third-party network operators, including assistance with the procurement, manufacture, launch and operation of others’ satellites.

On August 1, 2005 PanAmSat Opco entered into a joint venture with JSAT, a leading satellite operator in the Asia-Pacific region, that will build and launch a satellite that will support digital video, HDTV IP-based content distribution networks to broadband Internet and satellite news gathering services in the United States. On August 31, 2005 PanAmSat Opco acquired a satellite and multiple European orbital slots with European, Middle Eastern, African and Asian coverage from Alcatel.

Other examples of our track record of capitalizing on growth opportunities include Prior Intelsat’s completion of two transactions in 2004 in growing parts of the FSS sector. In March 2004, Prior Intelsat purchased the North American satellites and related customer contracts and other assets from SS/L and certain of its affiliates in the Intelsat Americas Transaction. Prior Intelsat also purchased the business of COMSAT General Corporation and certain of its affiliates in October 2004. These transactions further strengthened our leading position in the FSS sector by enhancing our capabilities for video, corporate network and government/military applications. We expect that near-term strategic opportunities in the FSS sector will concern smaller, regional or national satellite operators seeking joint ventures or revenue sharing arrangements in order to provide follow-on capacity for satellites that are aging and facing replacement. We plan to strengthen our position in providing services to these other satellite operators, while at the same time gaining access to strategic regional markets and increasing the utilization of our global fleet.

Our Network

Our global fleet is currently comprised of 51 satellites and leased capacity on one satellite owned by another satellite operator in the Asia-Pacific region, as well as ground facilities related to the operation and control of our satellites. Our satellite operations are supported by ground assets and leased facilities in the United States, Germany, Italy, South Korea, Australia, and South Africa. Our network also includes ground assets consisting of teleports or leased teleport facilities supporting commercial services in Germany, the United States, Australia, China, Argentina, UAE, Italy, and South Africa and points of presence in the United States, China, Germany and the United Kingdom, among others. We believe that the combination of PanAmSat’s managed fiber optic network, teleport and ground facilities with Prior Intelsat’s existing terrestrial facilities and video points of presence will significantly enhance the integration of our global network with our customers’ terrestrial networks. See “Network Operations and Current Ground Facilities” below.

Our customers depend on our global communications network and our operational and engineering leadership, including our:

•	41-year operating history and pioneering achievements in satellite communications;

•	highly redundant network;

•	ability to relocate or reconfigure capacity on many satellites to cover different geographic regions; and

•	high transponder reliability levels.

We believe that our operational and engineering achievements are due primarily to our satellite procurement and operations philosophy, which we believe has been different from that of other satellite operators. Our operations and engineering staff is involved from the design through the decommissioning of each satellite that we procure. With our own staff working on site to monitor progress, we maintain close technical collaboration with our contractors during the process of designing, manufacturing and launching a satellite. We continue our engineering involvement throughout the operating lifetime of each satellite. Extensive monitoring of earth station operations and around-the-clock satellite control and network operations support ensure our consistent operational quality, as well as timely corrections when problems occur. In addition, we have in place contingency plans for technical problems that may occur during the lifetime of a satellite.

We intend to consolidate certain Prior Intelsat and PanAmSat ground assets and facilities in order to improve the cost efficiency of our network operations and communications services. See “Network Operations and Current Ground Facilities” below.

Except as otherwise indicated, the table below provides a summary of our combined satellite fleet. See “—In-Orbit Satellites—Prior Intelsat Satellites” and “—In-Orbit Satellites—PanAmSat Satellites” for additional information concerning our combined satellite fleet.

Region (1)	Orbital slot		Intelsat Satellites	PanAmSat Satellites
IOR	26.00	°E		PAS-5 (2)
IOR	32.90	°E	IS-802
IOR	38.00	°E		HGS-3 (2)
IOR	45.00	°E		PAS-12
IOR	50.25	°E	IS-706
IOR	54.85	°E	IS-702
IOR	60.00	°E	IS-904
IOR	62.00	°E	IS-902
IOR	64.15	°E	IS-906
IOR	66.00	°E	IS-704
IOR	68.50	°E		PAS-7, PAS-10
IOR	72.00	°E		PAS-4+
IOR	85.15	°E	IS-709
POR	166.00	°E		PAS-8
POR	169.00	°E		PAS-2
POR	180.00	°E	IS-701
NA	133.00	°W		Galaxy 15
NA	129.00	°W	IA-7
NA	127.00	°W		Galaxy 13/Horizons1
NA	125.00	°W		Galaxy 14, Galaxy 12+
NA	123.00	°W		Galaxy 10R
NA	121.00	°W	IA-13
NA	99.00	°W		Galaxy 4R (3)
NA	99.00	°W		Galaxy 16 (3)
NA	97.00	°W	IA-5
NA	95.00	°W		Galaxy 3C
NA	193.00	°W	IA-6
NA	91.00	°W		Galaxy 9+, Galaxy 11
NA	89.00	°W	IA-8
NA	74.00	°W		SBS 6
AOR	58.00	°W		PAS-9
AOR	304.50	°E	IS-805
AOR	307.00	°E	IS-707
AOR	310.00	°E	IS-705
AOR	45.00	°W		PAS-1R
AOR	43.00	°W		PAS-6B
AOR	43.00	°W		PAS-3R
AOR	325.50	°E	IS-903
AOR	328.50	°E	IS-801
AOR	332.50	°E	IS-907
AOR	335.50	°E	IS-905
AOR	342.00	°E	IS-901
AOR	359.00	°E	IS-10-02

Region (1)	Orbital slot		Intelsat Satellites	PanAmSat Satellites
Inclined orbit:
IOR	64.25	°E	IS-601*
POR	100.00	°E		Leasat F5*
POR	150.50	°E	IS-602*
POR	174.00	°E	IS-605*
AOR	340.05	°E	IS-603*

Total satellites:			27	24

*	= inclined orbit
+	= in-orbit spare
(1)	IOR refers to the Indian Ocean region, POR refers to the Pacific Ocean region, NA refers to North America and AOR refers to the Atlantic Ocean region.
(2)	Satellites leased in their entirety to other companies and operated at non PanAmSat orbital locations.
(3)	Galaxy 16 was launched on June 18, 2006 and will replace Galaxy 4R at 99 degrees WL and is expected to be operational in the third quarter of 2006. We expect Galaxy 4R will be placed into inclined orbit at 76.85 degrees WL following the Galaxy 16 in-service date.

Satellite Systems

There are three primary types of commercial communications satellite systems: low-earth orbit systems, medium-earth orbit systems and geosynchronous systems. Geosynchronous communications satellites such as ours are located approximately 22,300 miles, or 35,700 kilometers, above the equator. These satellites can receive radio frequency communications from an origination point, relay those signals over great distances and distribute those signals to a single receiver or multiple receivers within the coverage areas of the satellites’ transmission beams.

Geosynchronous satellites send these signals using various parts of the radio frequency spectrum. The satellites in our fleet are designed to provide capacity using the C- and Ku-bands of this spectrum. A third frequency band, the Ka-band, while not widely used at this time, is being utilized for certain new broadband services projects. The Ka-band frequency allows for use of a smaller antenna, which is an important consideration for residential and small business markets. Our IA-8 satellite has transponders available for transmitting and receiving in the C-, Ku- and Ka-bands.

A geosynchronous satellite is referred to as geostationary, or station-kept, when it is operated within an assigned orbital control, or station-keeping box, which is defined by a specific range of latitudes and longitudes. Geostationary satellites revolve around the earth with a speed that corresponds to that of the earth’s rotation and appear to remain above a fixed point on the earth’s surface at all times. Geosynchronous satellites that are not station-kept are in inclined orbit. The daily north-south motion of a satellite in inclined orbit exceeds the specified range of latitudes of its assigned station-keeping box, and the satellite appears to oscillate slowly, moving above and below the equator every day. An operator will typically operate a satellite in inclined orbit toward the end of its service life because the operator is able to save significant amounts of fuel by not controlling the north-south position of the satellite and is thereby able to substantially extend the service life of the satellite. However, the types of services and customers that can access an inclined orbit satellite are limited due to the movement of the satellite relative to a fixed ground antenna, and we typically offer capacity on these satellites at a discount. As a result, the revenue we can earn from these satellites is limited. In order to extend the service lives of our four Intelsat VI series satellites and the PanAmSat Leasat F5 satellite, we are operating these satellites in inclined orbit and, as a result, are continuing to earn revenue beyond our original estimated life for each of these satellites.

In-Orbit Satellites

With our satellites located over North America and over all of the principal ocean regions—the Atlantic, Pacific and Indian—and leased capacity available in the Asia-Pacific region, we provide coverage of over 99% of the world’s population.

Our fleet has been designed to provide a high level of redundancy for our customers. The features of our network that provide this redundancy are as follows:

•	most places on the surface of the earth are covered by more than one of our satellites;

•	many of our satellites have flexible design features and steerable beams that enable us to reconfigure capacity to provide different areas of coverage;

•	many of our satellites also have the ability to be relocated to different orbital locations; and

•	subject to availability, our in-orbit fleet includes sparing capacity on operational satellites.

The design flexibility of some of our satellites enables us to meet customer demand and respond to changing market conditions. As noted above, these features also contribute to the redundancy of our network, which enables us to ensure the continuity of service that is important for our customers and to retain revenue in the event that we need to move customers to alternative capacity.

We measure the reliability of our network over a given period of time by calculating the total transponder hours in service for satellites owned and operated by us as a percentage of the total number of potential transponder hours during that time period, including hours during which transponders were not in service due to interruption or other outage. We exclude from this calculation the transponders on our satellites that are unusable due to satellite orbital location, inter-system coordination issues or beam configurations or that are permanently unusable due to the impact of certain anomalies.

Prior Intelsat Satellites

As of March 31, 2006, our in-orbit fleet of Prior Intelsat satellites had 1,055 and 464 36 MHz equivalent transponders available for transmitting in the C-band and the Ku-band, respectively. These totals measure transponders on station-kept satellites, including the transponders that we lease from other satellite operators. Over the past 30 years Prior Intelsat’s fleet has experienced high reliability and, other than the IS-804 satellite, each of Prior Intelsat’s station-kept satellites has exceeded, or is expected to exceed, its design life. Our average system fill factor for Prior Intelsat satellites, which represents the percentage of our total available station-kept transponder capacity, including the capacity that we lease, that is in use or that is reserved at a given time (including guaranteed reservations for service), as of March 31, 2006, was 62.6%. Except as otherwise indicated, the table below provides a summary of our Prior Intelsat in-orbit satellite fleet as of March 31, 2006.

Satellite	Manufacturer	Orbital Location	Launch Date	End of Orbital Design Life	Estimated End of Service Life (1)
Station Kept:
IS-701	SS/L (4)	180.0°E	10/93	8/04	5/12
IS-702	SS/L	54.85°E (2)(3)	6/94	4/05	10/12
IS-704	SS/L	66.0°E	1/95	11/05	1/09
IS-705	SS/L	310.0°E	3/95	1/06	01/10
IS-706	SS/L	50.25°E (2)(3)	5/95	3/06	3/13
IS-707	SS/L	307.0°E	3/96	1/07	3/13
IS-709	SS/L	85.15°E	6/96	4/07	10/12
IS-801	LMC (5)	328.5°E	3/97	3/07	3/09
IS-802	LMC	32.9°E	6/97	6/07	9/14
IS-805	LMC	304.5°E	6/98	6/08	7/16
IS-901	SS/L	342.0°E	6/01	6/14	8/19
IS-902	SS/L	62.0°E	8/01	8/14	2/20
IS-903	SS/L	325.5°E	3/02	3/15	4/19
IS-904	SS/L	60.0°E	2/02	2/15	4/20
IS-905	SS/L	335.5°E	6/02	6/15	2/21
IS-906	SS/L	64.15°E	9/02	9/15	11/21
IS-907	SS/L	332.5°E	2/03	2/16	11/21
IS-10-02 (6)	EADS Astrium	359.0°E	6/04	6/17	11/21
IA-5	SS/L	97.0°W	5/97	5/09	2/21
IA-6	SS/L	93.0°W	2/99	2/11	8/22
IA-7	SS/L	129.0°W	9/99	9/11	9/15	(7)
IA-8	SS/L	89.0°W	6/05	6/20	5/22
IA-13 (8)	SS/L	121.0°W	8/03	8/18	11/24
APR-1 (9)	ISRO (10)	83.0°E	N/A	N/A	N/A

Inclined Orbit:
IS-601	BSS (11)	64.25°E	10/91	10/01	5/11
IS-602	BSS	150.5°E (2)	10/89	10/99	12/08
IS-603	BSS	340.05°E	3/90	3/00	7/09
IS-605	BSS	174.0°E	8/91	8/01	7/09

(1)	Engineering estimates as of March 31, 2006 determined by remaining fuel levels and consumption rates and assuming no relocation of the satellite.
(2)	Rights to use this orbital location are held by one of our customers.
(3)	Authorization to operate at this location is limited to operation on a non-interference basis.
(4)	Space Systems/Loral, Inc.
(5)	Lockheed Martin Corporation.
(6)	Telenor Inma AS owns 18 of this satellite’s Ku-band transponders.

(7)	The service life of IA-7 was not materially impacted as a direct result of either the anomaly in 2004 or our efforts to recover the satellite.
(8)	EchoStar Communications Corporation owns all of this satellite’s Ku-band transponders and a portion of the common elements of the satellite.
(9)	Operated by another satellite operator with capacity leased by us.
(10)	Indian Space Research Organization.
(11)	Boeing Satellite Systems, Inc., formerly Hughes Aircraft Company.

In addition to the satellites shown in the table above, we own an interest in Marisat-F2, an older satellite in inclined orbit that Prior Intelsat acquired in the COMSAT General Transaction and that is currently used to provide services to Antarctica.

Owned Satellites. The design life of a satellite is the length of time that the satellite’s hardware is designed by the manufacturer to remain operational under normal operating conditions. In contrast, a satellite’s service life is the length of time the satellite has enough fuel to remain operational. Over the past 30 years, other than the IS-804 satellite which exceeded 70% of its design life before experiencing an anomaly which resulted in a total loss, each of the Prior Intelsat station-kept satellites we launched or acquired in the Intelsat Americas Transaction has exceeded or is expected to exceed its design life. The average remaining service life of the Prior Intelsat satellites was approximately 11.2 years as of March 31, 2006, weighted on the basis of nominally available capacity for the station-kept satellites we own.

We have experienced some technical problems with our current fleet but have been able to minimize the impact of these problems on our customers, our operations and our business, other than the IS-804 satellite which experienced an anomaly resulting in a total loss. Most of these problems have been component failures and anomalies that have had little long-term impact to date on the overall transponder availability in our satellite fleet. All of our satellites have been designed to accommodate an anticipated rate of equipment failures with adequate redundancy to meet or exceed their orbital design lives and to date, this redundancy design scheme has proven effective. The most notable anomalies, losses and risks to our Prior Intelsat satellite fleet at this time, and the measures we have taken to minimize the impact of some of these anomalies, are described below.

On January 14, 2005, our IS-804 satellite experienced a sudden and unexpected electrical power system anomaly that resulted in the total loss of the satellite. The IS-804 satellite provided services primarily to telecommunications carriers and government telecommunications administrations in the South Pacific. The IS-804 satellite was manufactured by Lockheed Martin Corporation, and was launched in December 1997. In accordance with our existing satellite anomaly contingency plans, we made alternative capacity available to our IS-804 satellite customers both on other Intelsat satellites and on other operators’ satellites.

Prior Intelsat established a failure review board with manufacturer Lockheed Martin Corporation to investigate the cause of the IS-804 anomaly. The IS-804 satellite was a Lockheed Martin 7000 series (“LM 7000 series”) satellite, and we operate three other satellites in the LM 7000 series, the IS-801, IS-802 and IS-805 satellites. The failure review board released its report in November 2005. We believe, based on the failure review board’s report, the IS-804 failure is not likely to have been caused by an IS-804 specific workmanship or hardware element, but is most likely caused by a high current event in the battery circuitry triggered by an electrostatic discharge that propagated to cause the sudden failure of the high voltage power system. Further, we believe that although this risk exists for our other LM 7000 series satellites, the risk to any individual satellite is low. We do not believe that any operational steps or adjustments to our satellite deployment plan are required to mitigate the risk. We do not currently expect the loss of the IS-804 satellite to result in the acceleration of capital expenditures to replace the satellite.

On November 28, 2004, our IA-7 satellite experienced a sudden anomaly in its north electrical distribution system that resulted in the loss of control of the satellite and the interruption of customer services on the satellite. The IA-7 satellite is one of the in-orbit satellites acquired by Prior Intelsat from SS/L in March 2004 as part of the Intelsat Americas Transaction and covers the continental United States, Alaska, Hawaii, Canada, Central America and parts of South America. The IA-7 satellite is an FS 1300 series satellite manufactured by SS/L and was launched in September 1999. In accordance with our satellite anomaly contingency plans, we made alternative capacity available to all of our IA-7 satellite customers, and most of these customers accepted that capacity. We provided alternative capacity primarily on other satellites in the Intelsat Americas fleet, and in some cases using capacity that we purchased from other satellite operators. On November 30, 2004, following an intensive recovery effort, our engineers were able to regain command and control of the IA-7 satellite, and it was placed back in service, with reduced payload capacity, following operational testing.

We have determined that the north electrical distribution system on the IA-7 satellite and the communications capacity associated with it are not operational, but the south electrical distribution system and associated communications capacity are operating normally. In addition, the IA-7 satellite has lost redundancy in nearly all of its components. As a result, the IA-7 satellite faces an increased risk of loss in the future. Currently, 22 of the IA-7 satellite’s 48 C-band and Ku-band transponders, which are all powered by the south electrical distribution system, have been tested, are performing normally and are available for service to our customers. In addition, some of these transponders are currently being used by our customers.

Prior Intelsat participated in a failure review board with manufacturer SS/L to investigate the cause of the anomaly. The failure review board has identified the likely root cause of the anomaly as a design flaw that is affected by a number of parameters and in some extreme cases can result in an electrical system anomaly. This design flaw exists on three of our satellites—IA-7, IA-6 and PAS-8. We presently believe, based on analysis by the IA-7 failure review board, that the probability of a further, similar anomaly occurrence on the IA-7 satellite, or a similar anomaly occurrence on the IA-6 satellite, is low. The IA-7 satellite anomaly did not result in the acceleration of capital expenditures to replace the IA-7 satellite, nor did it have a material impact on Prior Intelsat’s revenue or cash operating expenses for 2004 or 2005 or on its backlog.

Leased Satellite Capacity. We lease capacity as of March 31, 2006 on the INSAT 2E, leased pursuant to an agreement with the Government of India, Department of Space, INSAT Programme Office. Under this agreement with the Government of India, we have leased eleven 36 MHz equivalent transponders on INSAT 2E through May 30, 2009. We have the right to extend this lease term until the INSAT 2E has reached the end of its service life, which is currently expected to be May 2012.

PanAmSat Satellites

As of March 31, 2006, the in-orbit fleet of PanAmSat satellites had 304 and 387 36 MHz equivalent transponders available for transmitting in the C-band and the Ku-band, respectively. The average system fill factor for PanAmSat satellites, which represents the percentage of their total available station-kept transponder capacity, including the capacity that PanAmSat leases, that is in use or that is reserved at a given time (including guaranteed reservations for service), as of March 31, 2006, was 74.7%. Except as otherwise indicated, the table below provides a summary of our PanAmSat in-orbit satellite fleet as of March 31, 2006.

Satellite	Manufacturer	Orbital Location	Launch Date	Estimated End of Service Life
Station Kept:
SBS 6	BSS (1)	74°W	10/90	11/07
HGS-3	BSS	38°E	01/96	06/11
PAS-1R	BSS	45°W	11/00	06/10
PAS-2	BSS	169°E	07/94	05/09
PAS-3R	BSS	43°W	01/96	11/09
PAS-4	BSS	72°E	08/95	10/11
PAS-5	BSS	26°E	08/97	10/12
PAS-6B	BSS	43°W	12/98	06/08
PAS-7	SS/L (2)	68.5°E	09/98	11/13
PAS-8	SS/L	166°E	11/98	01/14
PAS-9	BSS	58°W	07/00	11/13
PAS-l0	BSS	68.5°E	05/01	06/16
PAS-12	SS/L	45°E	10/00	01/16
Galaxy 3C	BSS	95°W	06/02	09/17
Galaxy 4R (5)	BSS	99°W	04/00	10/06
Galaxy 9	BSS	91°W	05/96	05/09
Galaxy 10R	BSS	123°W	01/00	03/08
Galaxy 11	BSS	91°W	12/99	06/09
Galaxy 12	ORB (3)	125°W	4/03	05/18
Galaxy 13/Horizons 1	BSS	127°W	9/03	12/18
Galaxy 14	ORB	125°W	08/05	12/20
Galaxy 15	ORB	133°W	10/05	12/20
Galaxy 16 (5)	SS/L	99°W	06/06	08/21

Inclined Orbit:
Leasat F5(4)	BSS	100°E	01/90	07/08

(1)	Boeing Satellite Systems, Inc.
(2)	Space Systems/Loral, Inc.
(3)	Orbital Sciences Corporation.
(4)	Leasat F5 provides services in the X-band and UHF-band frequencies for military applications.
(5)	Galaxy 16 will replace Galaxy 4R at 99 degrees WL following its in service date. Galaxy 4R will be placed into inclined orbit at 76.85 degrees WL.

The PanAmSat satellites are typically constructed to operate at full capacity over a design life of 15 years, although the actual performance and operating life of a satellite can vary significantly from that estimate.

We have identified three types of common anomalies among the satellite models in PanAmSat’s global fleet, which, if they materialize, have the potential for a significant operational impact. These are:

•	failure of the on-board Xenon-Ion Propulsion Systems (XIPS) used to maintain the in-orbit position of BSS 601 HP satellites;

•	accelerated solar array degradation in early BSS 702 satellites; and

•	failure of the on-board spacecraft control processor (SCP) in BSS 601 satellites.

BSS 601 HP XIPS. The Boeing 601 High Power series (BSS 601 HP) satellite uses XIPS as its primary propulsion system. There are two separate XIPS on each BSS 601 HP, each one of which is capable of maintaining the satellite in its orbital position. The satellite also has a completely independent bi-propellant propulsion system as a backup to the XIPS. As a result, a single failure of a XIPS on a BSS 601 typically would have no effect on the satellite’s performance or its operating life. A failure of a second XIPS on a satellite would also have no impact on the performance of that satellite. However, such a failure would require the use of the backup bi-propellant propulsion system, which could result in a shorter operating life for the satellite depending on the amount of bi-propellant fuel remaining. XIPS failures do not typically result in a catastrophic failure of the satellite or affect the communications capability of the satellite.

Certain of the BSS 601 HP satellites have experienced various problems associated with XIPS. PanAmSat currently operates seven BSS 601 HP satellites. Three of its currently operated BSS 601 HP satellites have experienced failures of both XIPS.

The first of the currently operated satellites to experience failure of both primary and secondary XIPS was Galaxy 4R. This satellite is operating as designed on its backup bi-propellant propulsion system. PanAmSat and the manufacturer of this satellite have determined that the XIPS on this satellite are no longer available. As a result, this satellite’s estimated remaining service life, based on the bi-propellant fuel on board, was reduced to approximately 3.5 years from June 28, 2003, the date of the secondary XIPS failure. The C-band capacity of this and other satellites is backed up by in-orbit satellites with immediately available capacity. We believe that this problem will not affect revenues from the customers on this satellite or our total contracted backlog, as the satellite’s backup bi-propellant propulsion system has sufficient fuel to provide ample time to seamlessly transition customers to a new or replacement satellite. We have determined that the satellite’s net book value and our investments in sales-type leases on this satellite are fully recoverable.

PanAmSat began accelerating depreciation on Galaxy 4R beginning in the third quarter of 2003 to coincide with the satellite’s revised estimated service life. As of March 2004, following the final insurance settlement on this satellite, depreciation on Galaxy 4R has been approximately equal to the monthly depreciation on this satellite before the anomaly occurred. We expect to launch a replacement for Galaxy 4R in June 2006.

The second satellite with failure of both primary and secondary XIPS is PAS-6B. PanAmSat and the manufacturer of this satellite have determined that the XIPS on this satellite are no longer available. As a result, this satellite’s estimated remaining service life, based on the bi-propellant fuel on board, was reduced to approximately 4.9 years from July 9, 2003, the date of the secondary XIPS failure. We do not expect this problem to affect service to our customers or to affect revenues from the customers on this satellite over the remaining life of the satellite. As a result of this XIPS failure, during 2003 PanAmSat reduced its total contracted backlog by approximately $360 million. The insurance policy on this satellite had an exclusion for XIPS-related anomalies and, accordingly, this was not an insured loss.

PanAmSat began accelerating depreciation on PAS-6B beginning in the third quarter of 2003 to coincide with the satellite’s revised estimated service life. As a result, PanAmSat recorded additional depreciation expense of $6.6 million during 2003. We expect to launch a replacement for PAS-6B in 2007.

The third satellite with failure of both primary and secondary XIPS is Galaxy 10R. PanAmSat and the manufacturer of this satellite have determined that the XIPS on this satellite are no longer available. As a result, this satellite’s estimated remaining service life, based on the bi-propellant fuel on board, was reduced to approximately 3.6 years from August 3, 2004, the date of the secondary XIPS failure. We do not expect this problem to affect service to our customers or to affect revenues from the customers on this satellite over the remaining life of the satellite.

On August 31, 2004, PanAmSat filed a proof of loss under the insurance policy for Galaxy 10R. During the fourth quarter of 2004, PanAmSat received all of the expected insurance proceeds for its claim on Galaxy 10R, or approximately $75 million. We expect to launch a replacement for Galaxy 10R in 2007.

Of PanAmSat’s four remaining BSS 601 HP satellites, PAS-5 had a book value of $0 as of March 31, 2006 and is no longer in primary customer service. The other three continue to have XIPS available as their primary propulsion system. However, no assurance can be given that we will not have further XIPS failures that result in shortened satellite lives or that such failures will be insured if they occur. For two of these three satellites, the available bi-propellant life ranges exceeded 5 years from December 31, 2005. The third satellite, Galaxy 13/Horizons 1, which was placed into service in January 2004, has available bi-propellant of approximately 10.9 years from December 31, 2005.

In December 2004, after reviewing the operating time to failure and other data from failed BSS 601 HP XIPS systems in PanAmSat’s fleet and from similar systems owned by others, as reported to PanAmSat by the manufacturer, PanAmSat reduced our estimate of the end of service life of one of its BSS 601 HP satellites, PAS-9, from 2015 to 2013. This resulted in an increase in its annual depreciation expense of $3.0 million beginning in the fourth quarter of 2004. This estimate is based on currently available data from satellite systems similar to PAS-9 and reflects our current expectations for these systems. We plan to replace this satellite prior to the end of its service life. Because some of PanAmSat’s customer contracts do not require their service to continue onto a replacement satellite, this reduction in the estimate of service life resulted in a reduction in PanAmSat’s contracted backlog of approximately $62.0 million as of December 31, 2004. However, given the nature of its customers’ use of this satellite, we expect many of these customers will elect to renew their contracts onto a replacement satellite. We believe that the net book value of this satellite is fully recoverable. Along with the manufacturer, PanAmSat continually monitors the performance of its satellites that use these systems and we will, as warranted, reevaluate our expectations.

BSS 702 solar arrays. All of PanAmSat’s satellites have solar arrays that power their operating systems and transponders and recharge the batteries used when solar power is not available. Solar array performance typically degrades over time in a predictable manner. Additional power margins and other operational flexibility are designed into satellites to allow for such degradation without loss of performance or operating life. Certain BSS 702 satellites have experienced greater than anticipated and unpredictable degradation of their solar arrays resulting from the design of the solar arrays. Such degradation, if continued, results in a shortened operating life of a satellite or the need to reduce the use of the communications payload.

PanAmSat currently operates three BSS 702 satellites, two of which are affected by accelerated solar array degradation. On February 19, 2003, PanAmSat filed proofs of loss under the insurance policies for two of its BSS 702 satellites, Galaxy 11 and PAS-1R, for constructive total losses based on degradation of the solar panels. Service to existing customers has not been affected, and we expect that both of these satellites will continue to serve these customers until we replace or supplement them with new satellites. Along with the manufacturer, PanAmSat continually monitors the problem to determine its cause and its expected effect. Due to this continued degradation, based on a review of available data in December 2004, PanAmSat reduced its estimate of the end of the service life of Galaxy 11 from 2015 to 2009 and of PAS-1R from 2016 to 2010. We plan to replace these satellites prior to the point at which the solar array degradation would affect operation of the core communications payload. This will accelerate capital expenditures planned for their replacement. Pursuant to its contracts with customers, a substantial portion of PanAmSat’s customer activity on these satellites will continue onto replacement satellites and the reduced estimate of their service lives will not result in a material reduction in contracted backlog. We believe that the net book values of these satellites are fully recoverable.

The third BSS 702 satellite PanAmSat operates, Galaxy 3C, was launched after the solar array anomaly was identified, and it has a substantially different solar array design intended to eliminate the problem. This satellite has been in service since September 2002 and has not experienced similar degradation problems.

SCP Failures. Many of PanAmSat’s satellites use an on-board SCP to provide advanced orientation control and fault protection functions. SCPs are a critical component in the operation of such satellites. Each such satellite has a backup SCP, which is available in the event of a failure. Certain BSS 601 satellites, including the PAS-4 satellite, have experienced primary SCP failures and are operating on their backup SCPs. PAS-4 is operated as a backup satellite that also provides short-term services. We do not anticipate that a failure of the remaining SCP on PAS-4 will cause an interruption of our business or require replacement of a satellite. On January 15, 2006, our Galaxy 3R satellite, operating in an inclined orbit at 74ºW, experienced an anomaly of its SCP and was taken out of service. This satellite had $0 net book value as of December 31, 2005 and this event is not expected to have a material impact on our future operations or financial results.

PanAmSat currently operates three additional BSS 601 satellites. PAS-2 and PAS-3R are both in primary service and are in a group of satellites that has been identified as having heightened susceptibility to the SCP problem. The risk of SCP failure appears to decline as these satellites age. PAS-2 and PAS-3R have been in continuous operation since 1994 and 1996, respectively. Both primary and backup SCPs on these satellites are monitored regularly and remain fully functional. Accordingly, we do not expect SCP failures to occur nor do we anticipate an interruption in business or to require early replacement of these satellites. HGS-3 is no longer in primary service and had a book value of approximately $0.5 million as of March 31, 2006.

Planned Satellites

On a combined basis, we currently have orders out for six satellites which will be built over a period of two years and five of which will be launched by the end of 2007.

Prior Intelsat Planned Satellites

Prior Intelsat has spent approximately $2.5 billion on nine satellites launched since June 2001 in connection with its most recent satellite fleet renewal and deployment cycle, which was completed with the launch of our IA-8 satellite on June 23, 2005. We believe that these nine satellites have, on average, more transponders and larger coverage areas than many of the satellites of our competitors. In addition, Prior Intelsat currently has only one satellite, the IA-9 satellite, under construction, and we do not plan to launch this satellite until 2007. As PanAmSat Corporation is planning to launch a number of satellites over the next few years, our plans may change upon a further assessment of our needs as we integrate the assets and operations of PanAmSat.

In connection with the Intelsat Americas Transaction, Prior Intelsat entered into a procurement agreement with SS/L for a new satellite, which we refer to as the IA-9 satellite. SS/L is proceeding with construction of the satellite which is expected, subject to regulatory approval, to be used at 97°W in the North American slot currently filled by the IA-5 satellite, and the IA-5 satellite is expected, subject to regulatory approval, to open a new role at 77°W.

We would expect to replace existing Prior Intelsat satellites, as necessary, with more technologically advanced satellites that meet customer needs and that have a compelling economic rationale. In some cases, replacement satellites could be smaller, depending upon customer needs and our forecasted demand at that orbital location. We periodically conduct evaluations to determine the current and projected strategic and economic value of our existing and any planned satellites and to guide us in redeploying satellite resources as appropriate.

Construction Agreements. In March 2004, Prior Intelsat entered into an agreement with SS/L for the manufacture of the IA-9 satellite and paid to SS/L a deposit in the amount of $50 million as prepayment for a portion of the total satellite purchase price. Loral SpaceCom Corporation, SS/L’s parent company, has provided a guarantee of SS/L’s obligations under this agreement. We are required to pay the majority of the purchase price in the form of progress payments during the period of the satellite’s construction. Our $50 million deposit has been applied against the first $50 million of these progress payments as they were earned by SS/L. The remainder of the purchase price is payable over multiple construction milestones and includes a significant payment that will be due only when the satellite has operated satisfactorily for a specified period of time after the successful completion of in-orbit testing, as well as in the form of incentive payments to SS/L following the launch of the satellite based on the satellite’s orbital performance over its design life. However, the payments described in the preceding sentence will become due and payable to SS/L in the event that we accept the satellite but do not launch it within a specified period of time after acceptance. We are entitled to price reductions or payments by SS/L if it fails to meet agreed-upon milestones in the contract, including in the event of the late delivery of the satellite due to the fault of SS/L. Under this agreement, we have the option to purchase an additional satellite within a specified period of time following the launch of this satellite. SS/L has agreed to defer payment of a portion of the purchase price under the IA-9 construction contract and may waive this payment, in the amount of $18 million, subject to specified conditions.

We may terminate the IA-9 satellite procurement agreement with SS/L with or without cause. If we terminate the agreement without cause, we are subject to a substantial termination liability that escalates with the passage of time. If we terminate for cause, we are entitled to take over any work remaining with respect to the satellite. In this event, SS/L will be required to refund a specified portion of the $50 million deposit we made. In addition, we can recover payments we have made, including the deposit, if the delivery of the satellite has been delayed by more than a specified period of time.

In connection with the construction agreement for our Intelsat X series satellites, Prior Intelsat entered into launch services agreements with Sea Launch and Lockheed Martin Commercial Launch Services, Inc. At the time that it entered into these launch services agreements, Prior Intelsat had two Intelsat X series satellites on order, but later terminated its order for the IS-10-01 satellite. In connection with this termination, Prior Intelsat amended our launch services agreement with Sea Launch to provide for the launch of an unspecified future satellite. Prior Intelsat and Sea Launch agreed that they would treat most of the payments made for the launch vehicle that could have been used for the launch of the IS-10-01 satellite as a credit for the future launch and that the price of the launch vehicle would remain fixed. Following a further amendment to the launch services agreement on July 31, 2005, and two payments of $2 million by Intelsat to Sea Launch, on January 30, 2006, Prior Intelsat amended the agreement with Sea Launch further to provide for the launch of a future satellite, with a launch period of between October 1, 2007 and December 1, 2007, unless an earlier launch period were to become available between April 1, 2007 and September 30, 2007 under specified circumstances, in which case it would have the option to use such earlier launch period. In accordance with the amendment, as a result of previous payments made and applicable credits, with respect to the launch of this future satellite Prior Intelsat paid Sea Launch an additional $24.3 million in March 2006, and we will be required to make a final payment of $24.3 million a month after the launch of the satellite.

In connection with the COMSAT General Transaction, Prior Intelsat entered into an agreement with Lockheed Martin Commercial Launch Services for the launch of an unspecified future satellite. This agreement provides that we may terminate it at our option, subject to the payment of a termination fee that is the greater of: (a) 50% of the launch service price and accommodation fee paid or due as of the effective date of the termination; or (b) $30 million.

PanAmSat Planned Satellites

In February 2005, PanAmSat entered into an agreement for the construction of Galaxy 18. This satellite, together with our Galaxy 17 satellite already under construction, will serve as replacements for Galaxy 10R and Galaxy 11. On December 5, 2005, PanAmSat signed a definitive agreement for the launch of the Galaxy 17 satellite. The construction program contemplates the availability of one of these satellites as an on-ground backup against a launch failure or substantial delay of either of the other two satellites. Construction of Galaxy 18 began in 2005 and we plan to launch this satellite in the second quarter of 2007.

On April 12, 2005, PanAmSat entered into an agreement for the construction of PAS-11, which will be located at 43ºW and will serve as a replacement for our PAS-6B Ku-band satellite and the C-band portion of our PAS-3R satellite. In July 2005, PanAmSat signed an agreement for the launch of this satellite in the first quarter of 2007. Additionally, PanAmSat has an agreement with one of its major customers for the funding of a portion of the capital expenditures necessary to construct and launch PAS-11 in this timeframe. Such funding represents an obligation for us when it is received from the customer. During the year ended December 31, 2005, PanAmSat received approximately $47.4 million of funding from this customer. This obligation is scheduled to be repaid to the customer over a three year period beginning in the second half of 2006. Within PanAmSat’s consolidated balance sheet as of December 31, 2005, $9.5 million of this obligation was recorded within short-term accounts payable and accrued liabilities, while the remainder of $37.9 million was recorded within long-term deferred credits and other.

On December 5, 2005, PanAmSat entered into agreements with the same customer and with the manufacturer of our PAS-11 satellite, which, among other things, allows the customer to procure directly from the manufacturer long-lead items that could be used for the construction of a replacement satellite for PAS-11 on an expedited basis, if needed. Pursuant to the agreement with the customer, we would be required to construct and launch a replacement for PAS-11 in the event of a launch failure or other significant health related issue impacting PAS-11’s Ku-band transponders within two years after completion of its in-orbit testing. This customer has leased all of the Ku-band capacity on PAS-11 and would be required to lease all of the Ku-band capacity on a replacement satellite for PAS-11, if such replacement satellite is required.

On August 1, 2005, PanAmSat formed its second 50-50 joint venture with JSAT, a leading satellite operator in the Asia-Pacific region, that will build and launch a Ku-band satellite to replace our SBS-6 satellite at 74ºW. The joint venture is named Horizons-2. The satellite will support digital video, HDTV and IP-based content distribution networks to broadband Internet and satellite news gathering services (SNG) in the United States. This Horizons-2 satellite will be constructed over the next eighteen months and is expected to be in service by late 2007. PanAmSat’s 50% investment in this joint venture is expected to be approximately $81.7 million, which will be funded in equal installments from 2008 to 2014. PanAmSat’s investment in this joint venture is being accounted for using the equity method of accounting.

On November 22, 2005, the manufacturer of Galaxy 16 and Galaxy 18 emerged from Chapter 11 bankruptcy. Both the Galaxy 16 and Galaxy 18 construction contracts had been executed during the bankruptcy and approved by the bankruptcy court. As a result of the manufacturer’s emergence from Chapter 11 bankruptcy, and pursuant to the Galaxy 18 construction contract, on December 2, 2005 PanAmSat paid to the manufacturer all amounts owed since the beginning of Galaxy 18’s construction in April 2005. PanAmSat’s agreements for the construction of Galaxy 16 and Galaxy 18 contain financial covenants applicable to the manufacturer, including a requirement that all payments made or to be made to the manufacturer be utilized for the construction of these satellites. PanAmSat also has a security interest in the satellites under construction by this manufacturer. In June 2005, PanAmSat entered into separate launch agreements with a launch provider for these two satellites. Pursuant to these agreements, $65.8 million previously paid to the launch provider for the launch of Galaxy 8-iR will be applied to the launch of our Galaxy 16 satellite.

On June 18, 2006, PanAmSat successfully launched its Galaxy 16 satellite into orbit at 99 degrees WL. PanAmSat expects to launch three additional satellites by the end of 2007: PAS-11 in the first quarter of 2007, Galaxy 18 in the second quarter of 2007 and the satellite which will be owned by the Horizons-2 joint venture in the third quarter of 2007.

Network Operations and Current Ground Facilities

We control and operate each of our Prior Intelsat and PanAmSat satellites and manage the communications services for which each IS and PanAmSat satellite is used from the time of its initial deployment through the end of its operational life, and we believe that our technical skill in performing these critical operations differentiates us from our competition. We provide most of these services from our Washington, D.C.-based satellite control and network management centers.

Our operations philosophy, which we believe has been different from that of other satellite operators, centralizes the global control and operation of our fleet, regardless of the satellite manufacturer or series, in a single facility staffed by specialized personnel. Centralizing these functions, regardless of the satellite manufacturer or series, enables our staff to become proficient in the management of multiple satellite series, thereby improving our operational redundancy and response times and increasing the cost efficiency of our satellite operations. As a result, we can operate additional satellites with relatively little additional cost, a capability that we believe enables our company to maximize the operational synergies available from fleet integration. We intend to continue our practice of centralizing all of the operations of the satellites owned by us into a single control facility. We plan to consolidate the PanAmSat satellites into the Intelsat Satellite Operations Center based in the Washington-D.C. area over a 24 month period following the closing of the transaction in order to improve the reliability and cost efficiency of our satellite operations.

Utilizing state-of-the-art satellite command and control hardware and software, our satellite control centers analyze telemetry from our satellites in order to monitor the status and track the location of our satellites. As necessary, our satellite control center sends commands to the satellites for station-keeping maneuvers and equipment reconfigurations. As a result of our acquisition of PanAmSat, we will be able to further enhance our satellite operations protocol. Our satellite control facility in California, which is used to provide operation services for satellites owned by third parties, will be used to provide backup technical and systems support 24 hours per day. This additional oversight will provide instant restoration to the Intelsat Satellite Operations Center in the case of natural disasters or other events disabling either of our operation centers, and will further increase our reliability in a cost effective manner.

Our Customer Service Center, which includes a specialized video operations center, is responsible for managing the communications services that we provide to our customers and is the first point of contact for customers needing assistance in using our network. Daily tasks include managing uplinks to our satellites and monitoring customer traffic and the quality of our customer communications services. Our Customer Service Center also conducts measurements of transponder performance and transmission power and resolves interference issues and other customer concerns. The various monitoring systems the network management center uses to perform these functions are in continuous, remote-controlled operation 24 hours per day. Our Customer Service Center also monitors the end-to-end services that we provide to our customers, including the terrestrial infrastructure used to provide these services. We expect to consolidate all of our customer service operations into a single facility in Ellenwood, Georgia and to transition all of our customer traffic to that facility within the first 12 to 18 months following the closing of the PanAmSat Acquisition Transactions in order to improve the cost efficiency of our network operations and communications services.

Our Intelsat Satellite Operations Center and Customer Service Center use a network of ground facilities to perform their functions. This network includes eight primary earth stations that provide tracking, telemetry & control, or TT&C, services for our satellites, referred to as our TT&C stations, and various other earth stations worldwide. Through our ground facilities, we constantly monitor signal quality, protect bandwidth from piracy or other interference and maintain customer installed equipment.

We also maintain a back-up operations facility and data center a relatively short distance from our Washington, D.C. facility. This facility provides back-up emergency operational services in the event that our Washington, D.C. operations centers experience interruption. See “—Property, Plant and Equipment” for a description of this property and the locations of our ground network facilities.

From 2003 to March 31, 2006, Prior Intelsat has invested approximately $223 million in its ground network of owned and leased fiber, teleport access and network performance monitoring services to complement our satellite fleet and to enable us to provide managed solutions to our customers. In addition to leased and owned fiber connecting high density routes, our ground network also features strategically located points of presence, which are drop-off points for our customers’ traffic that are close to major interconnection hubs for telecommunications applications, video transmissions and trunking to the Internet backbone. Through a joint marketing agreement, we have video points of presence in 32 North American cities, and we access 50 major sports and entertainment arenas. We manage our terrestrial network infrastructure for high technical performance, and over the last several years, the amount of customer traffic on our ground network to approximately four gigabits, which is equivalent to the capacity of an entire satellite.

Capacity Sparing and Backup and Satellite Insurance

Capacity Sparing and Backup

We believe that the availability of spare capacity, together with the overlapping coverage areas of our satellites and flexible satellite design features described in “—Network—Our Satellites” above, are important aspects of our ability to provide reliable service to our customers. In addition, these factors would enable us to mitigate the financial impact to our operations attributable to the loss of a satellite. Our system accommodates in-orbit sparing through the use of capacity on satellites that are less than fully utilized. In addition, we sell some capacity on a preemptible basis and could preempt the use of this capacity in the event of a loss of a satellite. This approach enables us to optimize our fleet and to minimize potential revenue loss. PanAmSat maintains a satellite risk management strategy involving backup satellites and transponders. For each satellite designated as being in primary operating service, PanAmSat maintains some form of backup capacity. This backup capacity may include any one or more of the following: an in-orbit spare satellite, a ground-based spare satellite, designated reserve transponders on the satellite or other on-board backup systems or designed-in redundancies, or interim restoration capacity on other satellites. However, PanAmSat does not maintain backups for all of its operating capacity.

Satellite and Other Insurance

Prior Intelsat typically obtains launch insurance for its satellites and will decide whether or not to obtain such insurance taking into consideration launch insurance rates at the time of launch, terms of available coverage and alternative risk management strategies, including the availability of backup satellites and transponders in the event of a launch failure. Prior Intelsat does not have, and does not intend to obtain, in-orbit insurance coverage for its satellites currently in orbit.

PanAmSat has obtained launch insurance for all of its satellite launches. Launch insurance coverage is typically in an amount equal to the fully capitalized cost of the satellite, which includes the construction costs, the portion of the insurance premium related to launch, the cost of the launch services and capitalized interest (but may exclude any unpaid incentive payments to the manufacturer). Certain satellites in PanAmSat’s fleet are covered by in-orbit insurance. In-orbit insurance coverage may initially be for an amount comparable to launch insurance levels and generally decreases over time, based on the declining book value of the satellite and currently is available on an annual basis. Currently, the premium on an in-orbit policy is typically 2.50% to 3.00% per year of the insured amount, which equates to an annual premium of between $5.0 million and $6.0 million on a typical $200.0 million satellite that is fully insured. PanAmSat records the in-orbit insurance premiums as direct operating costs as they are incurred.

Prior Intelsat maintains third-party liability insurance up to a limit of $300 million per occurrence or in the aggregate per year for damages for physical injury and property damage to third parties caused by our satellites. Our current policy expires in early June 2007. PanAmSat also maintains third party liability insurance up to a limit of $300 million per occurrence or in the aggregate per year. PanAmSat’s current policy will expire in August 2006, at which time, Prior Intelsat’s policy will cover PanAmSat’s satellites. Neither Prior Intelsat nor PanAmSat insure against lost revenue in the event of a total or partial loss of a satellite.

Sales, Marketing and Distribution Channels

Our post-acquisition sales and marketing campaign, “Zero Degrees of Separation”, describes the close working relationship we strive to build with our customers. We assign an account representative to each customer who is responsible for understanding the customer’s business, structure and markets it may serve. We present comprehensive sales solutions to our customers that include multiple and diverse service offerings to address each customer’s unique market and technical needs. Our Intelsat Global Sales subsidiary, located in London, England, is our global sales and marketing headquarters. In addition, we have established local sales and marketing support offices in the following locations around the world:

• Brazil	• Mexico

• China	• Singapore

• France	• South Africa

• Germany	• United Arab Emirates

• India	• United States

• Japan

By establishing local offices closer to our customers and staffing those offices with experienced personnel, we believe that we are able to provide flexible and responsive service and technical support to our customers. Our sales and marketing organization reflects our corporate focus on our three principal service sectors of media, network services and telecom and government. Our sales team includes technical marketing and sales engineering application expertise and a sales approach focused on creating integrated solutions for our customers’ communications requirements that help them better utilize their contracted satellite capacity, integrate into our network and develop an efficient ground infrastructure.

We believe that we enjoy significant recognition with current and potential users of our satellite services. We use our superior network performance and technical support to market our services to a broad spectrum of customers seeking to communicate globally. We use a range of distribution methods to sell our services, depending upon the region, applicable regulatory requirements and customer application. Our wholesale distributors include the incumbent telecommunications providers in a number of countries, competitive communications providers and network integrators. In addition, we sell our services directly to broadcasters, other media companies, major institutions and other customers, particularly in North America.

Backlog

Our backlog was approximately $8.3 billion on a pro forma combined basis as of March 31, 2006. We currently expect to deliver services associated with $1,665 million, or approximately 20%, of our March 31, 2006 backlog over the twelve months ending March 31, 2007. Our backlog provides significant near-term revenue visibility, particularly since 98% of our total backlog as of March 31, 2006 relates to contracts that either are non-cancelable or have substantial termination fees. In the last three years, the revenue that we expected to generate from our backlog at the beginning of each year represented on average 85% of that year’s actual revenue. In addition, our revenue from channel applications is highly predictable and benefits from primarily non-cancelable contracts. Based on our backlog at March 31, 2006, we expect to recognize $165 million in channel applications revenue over the twelve months ended March 31, 2007.

Satellite Communications Industry

Fixed Satellite Services Sector

We compete in the communications market for the provision of voice, data, video and wholesale Internet connectivity worldwide. Communications services are provided using various communications technologies, including satellite networks, which provide services as a substitute for, or as a complement to, the capabilities of terrestrial networks. We currently operate in the FSS sector of the satellite industry. Operators in the FSS sector, which is the most established sector in the satellite industry, provide communications links between fixed points on the earth’s surface. These services include the provision of satellite capacity between two fixed points, referred to as point-to-point services, and the simultaneous provision of satellite capacity from one fixed point to multiple fixed points, referred to as point-to-multipoint services. Point-to-point applications include telephony, video contribution and data transmission, such as Internet backbone connectivity. Point-to-multipoint applications include DTH and corporate networks.

Over the last several years, deregulation and privatization have significantly reshaped the FSS sector. In addition, the sector has undergone consolidation, with regional and national operators being acquired by larger companies and smaller operators exiting the business or seeking to partner with other providers. We believe that these changes are the result of the increasing globalization of the telecommunications market, customers’ demand for more robust distribution platforms with network redundancies and worldwide reach, and the desire of some FSS operators to secure and improve their market access in key regions. In addition, the scarcity of desirable orbital locations may lead operators to seek to acquire other operators with specific coverage or capacity capabilities. Consolidation may also occur because of the economies of scale from operational and capital expenditure and from marketing efficiencies that can be achieved.

Resellers

We also face competition from resellers of FSS and fiber capacity. Resellers purchase FSS or fiber capacity from current or future providers and then resell the capacity to their customers. Capacity for resale is readily available because resellers can typically procure capacity on short notice, given that FSS and fiber capacity is available.

In addition, resellers effectively compete against FSS operators in a number of ways, including by subdividing purchase capacity and selling to customers in smaller pieces or for shorter time periods, or by packaging the capacity with value-added services. To differentiate themselves, resellers often develop the capability for one or several value-added services to offer along with capacity. These capabilities include pre- and post-production services or teleport services. The cost of these capabilities varies, but all are substantially less than the cost of a satellite.

Competitive Advantages of Satellites

Satellites provide a number of advantages over terrestrial communications systems that we believe will result in the continued use of fixed satellite services in the global communications market, particularly for point-to-multipoint applications such as video and corporate data networking. These advantages include satellites’ ubiquitous coverage, their ability to broadcast signals to many locations simultaneously and the seamless transmission afforded by the ability of satellites to broadcast directly to telecommunications services providers and avoid points of congestion. These advantages also include the ability of satellites to operate independently of other telecommunications infrastructures, as well as rapid deployment through the quick installation of the terrestrial hardware necessary to access satellite capacity.

Competition

We are a satellite operator that operates worldwide. Our competition includes providers of fixed satellite services of varying size. We also face significant competition from suppliers of terrestrial communications capacity. We compete with other satellite operators for both point-to-multipoint and point-to-point services. We compete with fiber optic cable operators principally for point-to-point services.

Fiber Optic Cables

We compete with providers of terrestrial fiber optic cable capacity on certain routes and networks. As a result, we have been experiencing, and expect to continue to experience, a decline in our channel product revenue due to the build-out of fiber optic cable capacity. However, we believe that satellites have advantages over fiber optic cables in certain regions and for certain applications. The primary use of fiber optic cables is carrying high-volume communications traffic from point to point, and fiber capacity is available at substantially lower prices than satellite capacity once operational. Consequently, the growth in fiber optic cable capacity on point-to-point transoceanic routes, particularly across the Atlantic Ocean, has led voice, data and video contribution customers that require service between major city hubs to migrate from satellite to fiber optic cable. However, satellite capacity remains competitive for signals that need to be transmitted beyond the main termination points of fiber optic cables, for point-to-multipoint transmissions and for signals seeking to bypass congested terrestrial networks. Satellite capacity is also competitive in parts of the world where providing fiber optic cable capacity is not yet cost-effective or is physically not feasible. We believe that the competition we face from fiber optic cable companies is based primarily on price.

Regulation

As an operator of a privately owned global satellite system, we are subject to U.S. government regulation; regulation by foreign national telecommunications authorities; and the International Telecommunication Union frequency coordination process and regulations.

U.S. Government Regulation

FCC Regulation. Almost all of the satellites in our current constellation are licensed and regulated by the FCC. We have final or temporary FCC authorization for all of our U.S.-licensed operating satellites. Satellite licenses typically have a fifteen-year term. Our IS-702 satellite is licensed to operate at its current orbital location, subject to conditions, until March 8, 2009. Our IS-602 satellite is licensed to operate at its current orbital location, subject to conditions, until May 30, 2007. At the end of a license term, we can request special temporary authorization to continue operating a satellite.

Changes to our satellite system generally require prior FCC approval. From time to time, we have pending applications for permanent or temporary changes in orbital locations, frequencies and technical design. From time to time, we also file applications for replacement or additional satellites. Replacement satellite applications are eligible for streamlined processing if they are unopposed and propose technical characteristics consistent with those of the satellite that is being replaced. In the case of additional FSS geostationary satellites, the FCC processes requests for new orbital locations or frequencies on a first come, first served basis and requires licensees to post a $3.0 million bond and to comply with a schedule of progress “milestones,” establishing deadlines to sign a satellite construction contract; complete critical design review; begin spacecraft construction; and launch and operate the satellite. Upon completion of each milestone, the amount of the bond is reduced proportionately. A satellite licensee not satisfying a milestone will lose its license and must forfeit the remaining amount on its bond absent circumstances warranting a milestone extension under the FCC’s rules and policies.

We have subsidiaries that hold other FCC licenses, including earth station and experimental earth station licenses associated with technical facilities located in several states and in Washington, D.C.

We must pay FCC filing fees in connection with our space station and earth station applications; annual regulatory fees and, to the extent we are deemed to be providing interstate or international telecommunications and do not qualify for an exemption, universal service contributions. Violations of the FCC’s rules can result in various sanctions including fines, loss of authorizations, or the denial of applications for new authorizations or the renewal of existing authorizations.

For most of our activities, we are not regulated as a common carrier, and therefore, are not subject to rate regulation or the obligation not to discriminate among customers and we operate with minimal governmental scrutiny of our business decisions. A few of our subsidiaries hold common carrier authorizations and are subject to FCC common carrier requirements, which include: traffic and revenue reports, international circuit status reports, international interconnected private line reports, notification and approval for foreign carrier affiliations, filing of contracts with international carriers, annual financial reports, equal employment opportunity reports, assistance for law enforcement and maintenance of customer billing records for 18 months. We currently qualify for exemptions from several of these reporting requirements. One of our existing common carrier earth station licenses held by Intelsat LLC is subject to non-U.S. ownership restrictions under Section 310(b)(4) of the Communications Act of 1934, as amended. The FCC approved our non-U.S. ownership in December 22, 2004 and such ownership is materially unchanged since that time. Our Intelsat LLC subsidiary may accept up to and including an additional 25% indirect equity and/or voting interest from non-U.S. owners without additional FCC approval provided that additional FCC approval would be required for a single non-U.S. individual or entity (other than Intelsat Holdings) to acquire a greater-than-25% indirect equity and/or voting interest in Intelsat LLC. We would require prior FCC approval before any investor from a non-WTO member country, including WTO observer countries, acquires equity or voting interests in Intelsat LLC that, when aggregated with the current ownership in our company by investors from non-WTO member countries, exceeds 25%. Currently, less than 5% of our equity is indirectly held by individuals or entities from non-WTO member countries.

U.S. Export Control Requirements and Sanctions Regulation. We must comply with U.S. export control laws and regulations, specifically the Arms Export Control Act, the International Traffic in Arms Regulations, the Export Administration Regulations and the trade sanctions laws and regulations in the operation of our business. The export of satellites, satellite hardware, defense services and technical information relating to satellites to non-U.S. satellite manufacturing firms, launch services providers, insurers, customers, employees and other non-U.S. persons is regulated by the U.S. Department of State’s Directorate of Defense Trade Controls under the International Traffic in Arms Regulations. Certain of our contracts for the manufacture, launch, operation and insurance of our satellites involve the export to non-U.S. persons of technical data or hardware regulated by the International Traffic in Arms Regulations. We have obtained all of the specific Directorate of Defense Trade Controls authorizations currently needed in order to fulfill our obligations under contracts with non-U.S. entities, and we believe that the terms of these licenses are sufficient given the scope and duration of the contracts to which they pertain. Many of our employees are non-U.S. nationals. We have obtained a license from the Directorate of Defense Trade Controls to allow certain of our non-U.S. national employees access to our technical information that is controlled under the ITAR. Additionally, since Intelsat, Ltd. is based in Bermuda and it and its employees are non-U.S. persons for purposes of the ITAR, some of our suppliers located in the United States must also comply with U.S. export control laws and regulations in order to provide to us ITAR-controlled technical data or hardware.

The U.S. Department of Commerce’s Bureau of Industry and Security also regulates some of our activities under the Export Administration Regulations. The Bureau regulates our export of equipment to earth stations in our ground network located outside of the United States. It is our practice to obtain all licenses necessary for the furnishing of original or spare equipment for the operation of our TT&C earth station facilities in a timely manner in order to facilitate the shipment of this equipment when needed.

We cannot provide services to certain countries subject to U.S. trade sanctions unless we first obtain the necessary authorizations from the Office of Foreign Assets Control. Where required, the U.S. Department of the Treasury’s Office of Foreign Assets Control has granted us the authorizations needed to provide satellite capacity and related administrative services to U.S.-sanctioned countries.

U.S. Department of Defense Security Clearances. To be able to participate in classified U.S. government programs, we sought and obtained security clearances for one of our subsidiaries from the U.S. Department of Defense under the federal rules and regulations relating to the National Industrial Security Program. Because Intelsat, Ltd. is a Bermuda company with significant non-U.S. investment and employees, we sought and obtained Department of Defense approval of various mechanisms to mitigate the impact on the required security clearances. If we do not maintain the security clearances that we have obtained from the U.S. Department of Defense, we will not be able to perform our obligations under any classified U.S. government contracts to which our subsidiary is a party, the U.S. government would have the right to terminate our contracts requiring access to classified information and we will not be able to enter into new classified contracts. Further, if we materially violate the terms of the proxy agreement, the subsidiary holding the security clearances may be suspended or debarred from performing any government contracts, whether classified or unclassified.

Regulation By Foreign National Telecommunications Authorities

U.K. Regulation. The United Kingdom is the licensing jurisdiction for the BSS portion of the Ku-band on one of our satellites. Satellite operators in the United Kingdom are regulated by the U.K.’s Office of Communications. In addition, in 2005, PanAmSat Opco acquired the assets of Europe*Star Ltd. These assets included a satellite (Europe*Star I now renamed PAS-12) and orbital slot rights of C/KU/Ka-band to several orbital locations and frequency bands. PAS-12 operates in an orbital location under a German filing. PanAmSat Opco has a space station license from the U.K. government’s British National Space Center.

Papua New Guinea Regulation. PANGTEL is the licensing jurisdiction for our use of the C-Band from one orbital location. We are required to pay fees to PANGTEL in connection with our use of this orbital location. If we fail to keep a satellite at this location, our rights to use the location could be terminated.

German Regulation. We hold licenses for several earth stations in Germany.

South African Regulation. We also hold a license for an earth station in South Africa.

Japan regulation. We and JSAT International Inc. are the sole members of Horizons Satellite LLC, and in 2002 the Japanese telecommunications ministry authorized Horizons to operate the Ku-band payload on the Galaxy 13/Horizons 1 satellite. In late 2003, the FCC added this Ku-band payload to its “Permitted Space Station List”, enabling Horizons to use the payload to provide non-DTH services in the United States, and in May 2004 the FCC expanded this authority to include one-way DTH services. We are the exclusive owner of the C-band payload on Galaxy 13/Horizons 1, which the FCC has licensed us to operate.

Australia regulation. We also have Australian-issued licenses for a future C/Ku-band hybrid satellite in the Pacific Ocean region and nine future Ka-band satellites in various regions.

France regulation. We also hold licenses for several earth stations in France.

Other National Telecommunications Authorities. As a provider of satellite capacity, we are also subject to the national communications and broadcasting laws and regulations of many foreign countries in which we operate. Most countries require us to obtain a license or other form of written authorization from the regulator prior to offering service. We have obtained or are obtaining these licenses or written authorizations in all countries in which they are required. Most countries allow authorized telecommunications providers to own their own transmission facilities and to purchase satellite capacity without restriction, facilitating customer access to our services. Other countries maintain strict monopoly regimes or otherwise regulate the provision of our services. In order to provide services in these countries, we may need to negotiate an operating agreement with a monopoly entity that covers the types of services to be offered by each party, the contractual terms for service and each party’s rates. As we have developed our ground network and expanded our service offerings, we have been required to obtain additional licenses and authorizations. To date, we believe that we have identified and complied with all of the regulatory requirements applicable to us in connection with our ground network and expanded services.

The International Telecommunication Union Frequency Coordination Process and Regulation

Our use of orbital slots is subject to the frequency coordination and registration process of the International Telecommunication Union, or ITU. In order to protect satellite systems from harmful radio frequency interference from other satellite systems, the ITU maintains a Master International Frequency Register of radio frequency assignments and their associated orbital locations. Each ITU notifying administration is required by treaty to give notice of, coordinate and register its proposed use of radio frequency assignments and associated orbital locations with the ITU’s Radiocommunication Bureau.

When the coordination process is completed, the ITU formally notifies all proposed users of the frequencies and orbital location in order to protect the registered user of the orbital slot from subsequent or nonconforming interfering uses by other nations. The ITU’s Radio Regulations do not contain mandatory dispute resolution or enforcement mechanisms. The Radio Regulations’ arbitration procedure is voluntary and neither the ITU specifically, nor international law generally, provides clear remedies if this voluntary process fails. Only nations have full standing as ITU members. Therefore, we must rely on governments to represent our interests before the ITU, including obtaining new rights to use orbital locations and resolving disputes relating to the ITU’s rules and procedures.

All Intelsat satellites at locations filed with the ITU by the United States, U.K. and Papua New Guinea operate against filings which are notified and recorded in the Master International Frequency Register.

History

Prior Intelsat is the successor entity to the IGO, a public intergovernmental organization created in 1964. The member states that were party to the treaty governing the IGO designated certain entities, known as the Signatories, to market and use the IGO’s communications system within their territories and to hold investment share in the IGO. Signatories were either private telecommunications entities or governmental agencies of the applicable Party’s country or territory. Some Signatories authorized certain other entities located within their territories that used the IGO’s satellite system, known as the Investing Entities, to invest in the IGO as well. Both Signatories and Investing Entities made capital contributions to the IGO and received capital repayments from the IGO in proportion to their investment share in the IGO. Signatories and Investing Entities were also the IGO’s principal customers. Each Signatory’s and Investing Entity’s investment share in the IGO was based on its level of use of the IGO’s satellite system as compared to the use by other Signatories and Investing Entities.

As a public intergovernmental organization, the IGO was exempt from various taxes and enjoyed privileges, exemptions and immunities in many of its member states. However, due to its status as an intergovernmental organization, the IGO’s business was subject to certain operating restrictions. Prior Intelsat’s management began contemplating privatization in the mid-1990s in order to be able to operate its business free of such restrictions and better position Intelsat, Ltd. to be responsive to a number of commercial, competitive and regulatory forces. In November 2000, the Assembly of Parties unanimously approved Prior Intelsat’s management’s specific plan for its privatization and set the date of privatization for July 18, 2001. On July 18, 2001, substantially all of the assets and liabilities of the IGO were transferred to Prior Intelsat.

Upon Prior Intelsat’s privatization, the IGO’s Signatories and Investing Entities became the shareholders of all of the outstanding ordinary shares of Intelsat, Ltd., each in proportion to their investment share in the IGO. The IGO, referred to post-privatization as the International Satellite Telecommunications Organization, or ITSO, continues to exist as an intergovernmental organization and will continue to exist as such for a period of at least 12 years after July 18, 2001. Pursuant to an agreement among ITSO and Intelsat, Ltd. and certain of its subsidiaries, we have an obligation to provide our services in a manner consistent with the core principles of global coverage and connectivity, lifeline connectivity and non-discriminatory access, and ITSO monitors our implementation of this obligation. These core principles are described under “—Certain Prior Intelsat Customer Service Agreements—Prior Intelsat Novation Agreements—Prior Intelsat’s Lifeline Connectivity Obligation Contracts.”

Certain Prior Intelsat Customer Service Agreements

Our Intelsat Global Sales subsidiary is the contracting party for most of Prior Intelsat’s customer service agreements. For regulatory reasons, some of our Brazilian customers contract with Intelsat Brasil Ltda., a Brazilian subsidiary. Our U.S., Canadian and Caribbean customers enter into agreements with certain of our U.S. subsidiaries. References to “our,” “we” and “us” below in our discussion of our service agreements are to the Intelsat entities that are the actual contracting parties to the service agreements.

Our customers generally obtain satellite capacity from us by placing an order pursuant to one of several master customer service agreements. These agreements offer different service types, including lease, channel, managed solutions and mobile satellite services. For a description of these service types and a breakdown of our revenue by service type, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations.”

Most customer service commitments entered into prior to Prior Intelsat’s privatization were transferred to it from the IGO pursuant to novation agreements. Since the privatization, Prior Intelsat’s customers generally order services pursuant to master service agreements. The novation agreements and the master service agreements that Prior Intelsat entered into in connection with the privatization contain provisions that restrict certain aspects of our business. These provisions are described below. Following Prior Intelsat’s privatization, it has entered into master service agreements that do not contain these types of restrictions.

Prior Intelsat Novation Agreements

Each Prior Intelsat novation agreement sets forth the terms and conditions upon which the service commitments entered into prior to the privatization are provided and the same terms and conditions generally apply to all customer service commitments transferred by the IGO pursuant to a novation agreement. Outstanding customer commitments represented in Prior Intelsat’s March 31, 2006 backlog are covered by novation agreements and, therefore, some are subject to LCO protections; approximately 4.0% is covered by LCO protection. Although our backlog could be reduced if our LCO protection obligations are triggered, LCO has not had a significant impact on our backlog to date.

Prior Intelsat’s Lifeline Connectivity Obligation Contracts

In connection with Prior Intelsat’s privatization, customers that novated service commitments and that met specified eligibility criteria had the option of entering into LCO contracts. An LCO contract provides price and capacity protection for a covered service commitment until the earlier of July 18, 2013 or the expiration of the commitment, which may be renewed as many times as required up to July 18, 2013 at a price no higher than the price charged for that service on the privatization date. Our customers cannot elect to receive LCO protection on contracts effective after the privatization date, except in limited circumstances. As of March 31, 2006, approximately 4.0% of the outstanding customer commitments in our backlog were LCO-protected. The LCO contracts obligate us, in some circumstances, to reduce the prices we charge for covered service commitments, based on the cumulative price increases and decreases of our non-LCO protected service commitments against a specified pricing index calculated annually on July 18. Because the cumulative decrease in pricing to non-LCO customers through July 18, 2005 has been less than 15%, we have not as of yet been required to reduce prices for our LCO-protected service commitments.

Pursuant to a Public Services Agreement that Prior Intelsat entered into with ITSO in connection with the privatization, ITSO monitors our implementation of the LCO protections. Under the Public Services Agreement, we are obligated to provide our services in a manner consistent with the core principles of global coverage and connectivity, lifeline connectivity and non-discriminatory access. Global coverage and connectivity refers to the principle that our satellite system should provide the maximum coverage of the earth available from satellites in geostationary orbit and that it should have sufficient interconnection capabilities to make communication possible within and between Africa, Asia, Europe, North America and South America. Lifeline connectivity refers to the principle that we should make our satellite system available at protected price levels to users in low income countries, countries with low teledensity and other countries that are dependent on our system for access to international telecommunications services. Non-discriminatory access refers to the principle that all entities should have a fair and equal opportunity to access our satellite system. On July 10, 2006, ITSO petitioned the FCC to impose conditions upon our satellite licenses for the “Common Heritage” orbital locations transferred to the United States from Prior Intelsat. Specifically, ITSO requested that the FCC link the licenses to the core principles of global connectivity and nondiscriminatory access, require any future operator that uses the Common Heritage locations to execute a public services agreement with ITSO, and require Intelsat to place a lien or other legal instrument on certain satellites to ensure fulfillment of the core principles in the event of bankruptcy. We intend to file with the FCC a response to this petition, urging the FCC to deny the petition. Our management believes that the resolution of this proceeding will not have a material impact on our results of operations.

Employees

As of March 31, 2006, Prior Intelsat had 754 full-time regular employees. These employees consisted of:

•	189 employees in sales, marketing and strategy;

•	388 employees in engineering, operations and information systems; and

•	119 employees in finance, legal and other administrative functions.

As of March 31, 2006, approximately 675 of these employees were located in the United States, 19 were located in the United Kingdom and seven were located in Bermuda. The remainder of our employees were in various other locations around the world.

As of March 31, 2006, PanAmSat had 607 full-time regular employees. These employees consisted of:

•	123 employees in sales, marketing and strategy;

•	390 employees in engineering, operations and information systems; and

•	94 employees in finance, legal and other administrative functions.

As of March 31, 2006, approximately 570 of these employees were located in the United States and the remainder of PanAmSat’s employees were in various other locations around the world.

We believe that our relations with employees are good. None of our employees is represented by a union or covered by a collective bargaining agreement.

Environmental Matters

Our operations are subject to various laws and regulations relating to the protection of the environment, including those governing the management, storage and disposal of hazardous materials and the cleanup of contamination. As an owner or operator of property and in connection with current and historical operations at some of our sites, we could incur significant costs, including cleanup costs, fines, sanctions and third-party claims, as a result of violations of or liabilities under environmental laws and regulations. For instance, some of our operations require continuous power supply, and, as a result, current and past operations at our teleport and other technical facilities include fuel storage and batteries for back-up power systems. However, we believe that our operations are in substantial compliance with environmental laws and regulations.

Property, Plant and Equipment

Prior Intelsat

Most of our employees and satellite operations facilities are located in Washington, D.C. Our Intelsat Global Service Corporation subsidiary owns the building in Washington, D.C. in which these facilities are located, but leases the land underlying the building from the U.S. government pursuant to a lease that expires in 2081. We have an option to purchase the land underlying the building that may be exercised on or after July 18, 2005, provided that the U.S. Congress authorizes legislation to enable the conveyance of the land to us. The building has approximately 917,000 gross square feet, of which approximately 546,500 square feet houses office space and the satellite operations facilities based in the building. See “—Network—Network Operations and Current Ground Facilities” for descriptions of these facilities. The building also houses the majority of our sales and marketing support staff and other administrative personnel. We also lease approximately 17,755 square feet in Bethesda, MD.

We use a worldwide ground network to operate our satellite fleet and to manage the communications services that we provide to our customers. This network is comprised of a number of earth station facilities, including eight primary earth stations that perform TT&C and other services, located around the world. Our network also consists of the communications links that connect the earth stations to our satellite control center located at our Washington, D.C. building and to our back-up operations facility.

The eight primary TT&C earth stations in our ground network are located in Australia, Germany, Italy, South Korea, South Africa and three U.S. locations. We own four of the primary TT&C earth stations in our ground network and contract with the owners of the other four primary TT&C stations for the provision of certain services. The contracts with the owners of these four stations have expiration dates ranging from October 21, 2008 to September 11, 2012. Other earth stations in our ground network include earth stations located in Argentina, Australia, Bahrain, the Caribbean, China, Costa Rica, India, Italy, South Korea, Russia, South Africa, Tahiti, the United Arab Emirates and another U.S. location.

In addition to providing TT&C services for the operation of our satellite fleet, three of the four earth stations that we own provide teleport services. Two of these three earth stations are in the United States and one is in Germany. We lease teleport facilities in Australia and China. We have also established points of presence connected by leased fiber at key traffic exchange points around the world, including Los Angeles, New York, Hong Kong and London. We lease our facilities at these traffic exchange points. We use our teleports and points of presence in combination with our satellite network to provide our customers with managed solutions. We have established video points of presence connected by leased fiber at key video exchange points around the world, including Los Angeles, Denver, New York, Washington, D.C. and London. We lease our facilities at these video exchange points. We use our teleports and points of presence in combination with our satellite network to provide our customers with video services.

We own an approximately 39,000 square foot facility in Hagerstown, MD. In addition, we lease approximately 18,000 square feet of office space and 9,300 square feet of storage space at this location. This facility includes a full-time operations center managing uplinks to the IA satellites. The facility also includes a back-up facility and data center that we use as back-up for our satellite and other business operations.

We lease office space in Hamilton, Bermuda and London, England. Our Bermuda office was established in 2001 and serves as the headquarters for Intelsat Holdings, Intelsat, Ltd., Intelsat Bermuda and Intelsat Sub Holdco. Our London office houses the employees of Intelsat Global Sales, our sales and marketing subsidiary, and functions as our global sales headquarters. We also lease office space in New York, Brazil, China, France, Germany, India, Singapore, South Africa and the United Arab Emirates for our local sales and marketing support offices.

PanAmSat

PanAmSat’s former principal executive offices are located in Wilton, Connecticut, pursuant to which PanAmSat commenced a ten-year lease in July 2001. PanAmSat has seven technical facilities in the U.S., which provide transmission, monitoring and control services for operating our fleet and teleport and other services for its customers. PanAmSat currently operate five teleports, a satellite operations control center and a customer service center in conjunction with our global satellite network. PanAmSat operates its primary teleport in Ellenwood, Georgia and operates regional teleports in Castle Rock, Colorado; Fillmore, California; Silver Spring, Maryland and Napa, California. PanAmSat owns teleports in Ellenwood, Napa and Fillmore. PanAmSat owns a customer service center in Ellenwood and a satellite operations control center in Long Beach, California. PanAmSat leases a teleport in Castle Rock and Silver Spring.

PanAmSat also leases office space in New York, New York; Ellenwood, Georgia; Washington, D.C.; Coral Gables, Florida; Chantilly, Virginia; Sydney, Australia; Johannesburg, South Africa; London, England; Tokyo, Japan; Hong Kong, China; Rio de Janeiro, Brazil; Mexico City, Mexico; Beijing, China; and Mumbai, India. PanAmSat’s leases have been entered into upon terms that it believes to be reasonable and customary.

Property Integration Plans

We expect to consolidate the PanAmSat satellites into the Intelsat Satellite Operations Center based in the Washington-D.C. area within 18 to 24 months of July 2006 in order to improve the reliability and cost efficiency of our satellite operations. We also expect to consolidate all of our customer service operations into a single facility in Ellenwood, Georgia and to transition all of our customer traffic to that facility within 12 to 18 months of July 2006 in order to improve the cost efficiency of our network operations and communications services. Within 12 months of July 2006, we expect to close PanAmSat’s executive offices in Wilton, Connecticut and its Silver Spring, Maryland teleport.

Legal Proceedings

Prior Intelsat

Two putative class action complaints that were filed against Intelsat, Ltd. and Intelsat Global Service Corporation in 2004 in the U.S. District Court for the District of Columbia by certain named plaintiffs who are Intelsat retirees, spouses of retirees or surviving spouses of deceased retirees, were consolidated into a single case. The complaint, which has been amended several times, arose out of a resolution adopted by the governing body of the IGO prior to privatization regarding medical benefits for retirees and their dependents. The plaintiffs allege that Intelsat wrongfully modified health plan terms to deny coverage to surviving spouses and dependents of deceased retirees, thereby breaching the fiduciary duty obligations of the U.S. Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and the “contract” represented by the IGO resolution. In addition, the plaintiffs allege fraudulent misrepresentation and promissory estoppel. They seek a declaratory ruling that putative class members would be entitled to unchanged health plan benefits in perpetuity, injunctive relief prohibiting any changes to these benefits, a judgment in the amount of $112.5 million, compensatory and punitive damages in the amount of $1 billion, and attorneys’ fees and costs. The court has granted our motion to dismiss most of the fraud claims, although in subsequent amendments plaintiffs have restated them. The court authorized very limited discovery, which is underway, and Prior Intelsat filed a motion for summary judgment on January 31, 2006. The plaintiffs’ response was filed on February 27, 2006, and our reply was filed on March 21, 2006. The plaintiffs also filed a motion for partial summary judgment on March 23, 2006, seeking a ruling that we may not rely as a defense upon the immunity of our predecessor IGO, and we filed our opposition to the motion for partial summary judgment on April 11, 2006. The plaintiffs filed their reply to Prior Intelsat’s opposition on April 24, 2006.

It is our position that the IGO resolution does not create obligations that are enforceable against Intelsat, Ltd. or Intelsat Global Service Corporation. We intend to continue to defend vigorously against all allegations made in the amended and consolidated complaint.

Prior Intelsat is subject to litigation in the normal course of its business, but we do not believe that the resolution of any pending proceedings will have a material impact on our financial position or results of operations.

PanAmSat

PanAmSat is subject to litigation in the normal course of business, but it does not believe that the resolution of any pending proceedings will have a material impact on its financial position or results of operations.

MANAGEMENT

Executive Officers and Directors

Our executive officers and directors are as follows:

Name	Age	Position
David McGlade	45	Director and Chief Executive Officer, Intelsat, Ltd.
Joseph Wright, Jr.	67	Chairman and Director, Intelsat, Ltd.
Jeffrey Freimark	51	Executive Vice President and Chief Financial Officer, Intelsat, Ltd.
Phillip Spector	55	Executive Vice President, General Counsel and Assistant Secretary, Intelsat, Ltd.
James Frownfelter	42	Chief Operating Officer, PanAmSat Opco
Anita Beier	50	Senior Vice President and Controller, Intelsat Global Service Corporation
Andrew Africk	40	Director
Douglas Grissom	39	Director
Richard Haight	44	Director
Conny Kullman	55	Director
James Perry, Jr.	45	Director
Alan Peyrat	36	Director
Andrew Sillitoe	33	Director
Aaron Stone	33	Director
Nicola Volpi	35	Director

The following is a brief biography of each of our executive officers and directors:

Mr. McGlade has been the Chief Executive Officer of Intelsat, Ltd. since April 2005. Prior to that, Mr. McGlade was the Chief Executive Officer of O2 UK, the largest subsidiary of mmO2 plc and a leading U.K. cellular telephone company, a position he took in October 2000. He was also an Executive Director of mmO2 plc. During his tenure at O2 UK and mmO2, Mr. McGlade was a director of the GSM Association, a trade association for GSM mobile operators, and served as Chairman of its Finance Committee from February 2004 to February 2005. He was also a director of Tesco Mobile from September 2003 to March 2005 and a director of The Link, a distributor of mobile phones and other high technology consumer merchandise, from December 2000 to May 2004. Mr. McGlade was the Chairman of the Board and Chief Executive Officer of Pure Matrix, Inc., a software company that serves the mobile communications market, from December 1999 to September 2000, and a non-executive Chairman to August 2004. Mr. McGlade also served as the President and Chief Executive Officer of CatchTV, an interactive television/Web company, from December 1998 to December 1999. Mr. McGlade was employed by Sprint PCS as West Region President from February 1996 to July 1998, and as Vice President, Operations from September 1995 to January 1996. Mr. McGlade is currently a director of Skyworks Solutions, Inc. and WildBlue Communications Inc. Mr. McGlade’s business address is Wellesley House North, 2nd Floor, 90 Pitts Bay Road, Pembroke HM 08, Bermuda.

Mr. Wright became the Chairman of the board of directors of Intelsat, Ltd. following the consummation of the PanAmSat Acquisition Transactions. From August 2001 to July 2006, Mr. Wright was the Chief Executive Officer of PanAmSat Opco. Prior to joining PanAmSat Opco, Mr. Wright was Chairman of GRC International, which provided advanced IT, Internet and software technologies to government and commercial customers. From 1989 to 1994, Mr. Wright was Executive Vice President, Vice Chairman and Director of W.R. Grace & Co. In the

1980s, Mr. Wright served President Reagan in the U.S. government as Deputy Director and Director of the Federal Office of Management and Budget and as a member of the Cabinet and as Deputy Secretary of the Department of Commerce. Mr. Wright was one of just a few individuals who received the Distinguished Citizens Award from President Reagan. Prior to his time in Washington D.C., Mr. Wright was President of two Citibank credit card subsidiaries and was a Vice President/Partner of Booz Allen and Hamilton. Mr. Wright currently serves on the board of directors of Scientific Games Corporation and Terremark Worldwide. He is a member of the Council on Foreign Relations, FCC’s Network Reliability and Interoperability Council and the Media Security and Reliability Council, and is on the President’s National Security Telecommunications Advisory Committee. Mr. Wright’s business address is Wellesley House North, 2nd Floor, 90 Pitts Bay Road, Pembroke HM 08, Bermuda.

Mr. Freimark became the Executive Vice President and Chief Financial Officer of Intelsat, Ltd. in May 2006. He was previously the Executive Vice President and Chief Financial Officer of Beverly Enterprises Inc., from December 2001 until March 2006, and also the Chief Information Officer from October 2002 to March 2006. Prior to joining Beverly Enterprises, Mr. Freimark served as Senior Executive Vice President and Chief Financial Officer of OfficeMax Inc. from May 2001 to December 2001, and as President and Chief Executive Officer of Grand Union Company, an operator of full service retail supermarkets and warehouses, from November 2000 to May 2001. Mr. Freimark served in a number of roles at Grand Union after joining the company in March 1997, including as Chief Financial Officer throughout his time there, and also as Chief Administrative Officer, Treasurer and Director from February 2000 to May 2001. From 1986 to 1997, Mr. Freimark served in various roles at Pueblo International, Inc., an operator of supermarkets in Florida and the Caribbean, including as Executive Vice President, Chief Financial Officer and Director from January 1992 to March 1997. Mr. Freimark’s business address is Wellesley House North, 2nd Floor, 90 Pitts Bay Road, Pembroke HM 08, Bermuda.

Mr. Spector became the Executive Vice President and General Counsel of Intelsat, Ltd. in February 2005. He was previously the managing partner of the Washington, D.C. office of the law firm of Paul, Weiss, Rifkind, Wharton & Garrison LLP, and chair of the firm’s Communications & Technology Group. He is the former Chairman of the American Bar Association’s International Communications Committee, and served in the U.S. government as Associate Assistant to the President and as a law clerk to a Supreme Court justice. Mr. Spector is a magna cum laude graduate of the Harvard Law School and holds a Master in Public Policy degree from Harvard’s Kennedy School of Government. He serves on the board of directors of WildBlue Communications, Inc. Mr. Spector’s business address is Wellesley House North, 2nd Floor, 90 Pitts Bay Road, Pembroke HM 08, Bermuda.

Mr. Frownfelter is the Chief Operating Officer of PanAmSat Opco, a role in which he has served since January 2005. Mr. Frownfelter previously served as Executive Vice President and Chief Operating Officer of PanAmSat Opco, Executive Vice President and Chief Technology Officer of PanAmSat Opco and Vice President and Senior Vice President of Space Systems. Prior to joining PanAmSat Opco in 1998, Mr. Frownfelter was a senior manager at Philip A. Rubin & Associates, which provided consulting services to PanAmSat. From 1991 to 1996, Mr. Frownfelter was the Director of Marketing at Fokker Aircraft U.S.A., Inc. Prior to that time, Mr. Frownfelter was an engineer for Hughes Aircraft Company. Mr. Frownfelter’s business address is 3400 International Drive N.W., Washington, D.C. 20008, United States.

Ms. Beier became the Senior Vice President and Controller of Intelsat Global Service Corporation on May 15, 2006. Prior to joining Intelsat, Ms. Beier served as Senior Vice President – Finance and Controller of US Airways, Inc. from May 2004 to April 2006 and as Vice President & Controller from June 1999 to May 2004. Prior to joining US Airways, Inc., Ms. Beier served as Vice President—Financial Planning at CSX Corporation from September 1998 to June 1999. Ms. Beier’s business address is 3400 International Drive N.W., Washington, D.C. 20008, United States.

Mr. Africk is a senior partner of Apollo Advisors, L.P., which, together with its affiliates, acts as managing general partner of the Apollo Investment Funds, a series of private securities investment funds, where he has worked since 1992. He serves on the boards of directors of SkyTerra Communications, Inc., Superior Essex Inc. and Hughes Communications, Inc.

Mr. Grissom has been employed by Madison Dearborn Partners, LLC, a private equity firm, since 1999 and has served as a Director for more than the past five years. Prior to that, Mr. Grissom was with Bain Capital, Inc., in private equity, McKinsey & Company, Inc., and Goldman, Sachs & Co. He serves on the board of directors of Cbeyond Communications, Inc. and Great Lakes Dredge & Dock Corporation.

Mr. Haight has been a Managing Director of Permira Advisers LLC since 2002. Prior to that, Mr. Haight was a Director of Permira Advisers Limited, and he has been employed by Permira since 1989.

Mr. Kullman was the Chairman of the board of directors of Intelsat, Ltd. from January 2005 to June 2006 and the Chief Executive Officer of Intelsat, Ltd. from July 2001 to March 2005. Prior to that, Mr. Kullman was Chief Executive Officer of the IGO from October 1998 to July 2001. He has been a director of U.S. Friends of Chalmers University of Technology, Inc. since April 2002. Mr. Kullman previously served as Vice President of Operations and Engineering of the IGO from December 1997 to October 1998, Vice President of Operations of the IGO from April 1996 to December 1997, Vice President and Chief Information Officer of the IGO from September 1994 to April 1996, Director of Operations Plans/Sales Operation of the IGO from July 1992 to September 1994, Director of Systems Operation of the IGO from August 1990 to July 1992 and a systems engineer for the IGO from August 1983 to August 1990. Mr. Kullman will resign from his position as a director of Intelsat, Ltd. no later than August 31, 2006. Mr. Kullman’s business address is Wellesley House North, 2nd Floor, 90 Pitts Bay Road, Pembroke HM 08, Bermuda.

Mr. Perry co-founded Madison Dearborn Partners, LLC, a private equity firm, in 1993 and has been Managing Director for more than the past five years. Prior to that, Mr. Perry was employed by First Chicago Venture Capital, and prior to that by The First National Bank of Chicago. He is on the board of directors of Cbeyond Communications, Inc, Cinemark, Inc., Madison River Telephone Company, LLC, MetroPCS Communications, Inc., and Nextel Partners, Inc.

Mr. Peyrat joined Apax Partners, L.P. in 2001 and has been a Principal since 2003. Prior to joining Apax Partners, he earned an MBA degree from Stanford University from 1999 to 2001. Mr. Peyrat was employed by Telephia, a wireless technology company, from 1998 to 1999 and from 1995 through 1998, he was employed by A.T. Kearney, Inc., a management consulting firm.

Mr. Sillitoe joined Apax Partners Limited in 1998 and was a Director thereof from 2003 until June 2005, and has since served as a Partner of Apax Partners Worldwide LLP. Prior to joining Apax Partners Limited, Mr. Sillitoe received an MBA from INSEAD and was a strategy consultant with The L.E.K. Partnership.

Mr. Stone is a partner of Apollo Advisors, L.P., which, together with its affiliates, acts as managing general partner of the Apollo Investment Funds, a series of private securities investment funds, where he has worked since 1997. Prior to joining Apollo, Mr. Stone was a member of the Mergers and Acquisition Group at Smith Barney Inc. Mr. Stone is currently a director of AMC Entertainment Inc., Educate Inc., SkyTerra Communications, Inc. and Hughes Communications, Inc.

Mr. Volpi has been employed by Permira Advisers, LLC as an investment advisory professional since May 2004. Prior to that, he was Vice President of Brera Capital Partners, a private equity firm, from March 2000 to April 2004.

Other than Mr. Volpi and Mr. McGlade, who each became a director of Intelsat, Ltd. in March 2005, and Mr. Wright, who will become a director of Intelsat, Ltd. following the consummation of the PanAmSat Acquisition Transactions, each of the directors of Intelsat, Ltd. has been a director since the closing of the Acquisition Transactions in January 2005. Our bye-laws provide that the term of office of each of the directors of Intelsat, Ltd. extends for such period as the shareholders of Intelsat Holdings may determine or, in the absence of such determination, until the next annual meeting of the board of directors or until their successors are elected.

Board Composition

Intelsat, Ltd. is party to an agreement with Intelsat Holdings pursuant to which, for so long as Intelsat Holdings holds a majority of the outstanding voting stock of Intelsat, Ltd., the board of directors of Intelsat, Ltd. shall consist solely of individuals selected by the shareholders of Intelsat Holdings as being eligible to serve as directors of Intelsat, Ltd. All of the directors of Intelsat, Ltd. have been so selected by the shareholders of Intelsat Holdings.

Audit Committee

Intelsat, Ltd. has an audit committee consisting of Messrs. Grissom, Haight, Sillitoe and Stone. The members are not independent since they are associated with the Investor groups. Pursuant to its charter and the authority delegated to it by the board of directors, the audit committee has sole authority for the engagement, compensation and oversight of our independent auditors. In addition, the audit committee reviews the results and scope of the audit and other services provided by our independent auditors, and also reviews our accounting and control procedures and policies. The audit committee meets as often as it determines necessary but not less frequently than once every fiscal quarter. Our board of directors has determined that each member of the audit committee is an audit committee financial expert.

Compensation Committee

Intelsat, Ltd. has a compensation committee consisting of Messrs. Africk, Grissom, Haight and Sillitoe. The members are not independent since they are associated with the Investor groups. Pursuant to its charter and the authority delegated to it by the board of directors, the compensation committee has responsibility for the approval and evaluation of all of our compensation plans, policies and programs as they affect Intelsat, Ltd.’s chief executive officer and its other executive officers. The compensation committee meets as often as it determines necessary.

Code of Ethics

We have adopted a Code of Ethics for Senior Financial Officers, including our chief executive officer, chief financial officer, principal accounting officer, controller and any other person performing similar functions. The Code of Ethics is posted on our website at www.intelsat.com. We intend to disclose on our website any amendments to or waivers of this Code of Ethics.

Compensation

Executive Compensation

The following table contains certain information about compensation earned during the last three fiscal years by Prior Intelsat’s chief executive officer, four other executive officers and two former executive officers who were the most highly compensated during fiscal 2005.

SUMMARY COMPENSATION TABLE

		Annual Compensation						Long-Term Compensation
								Awards
Name and Principal Position	Year	Salary		Bonus (8)		Other Annual Compen- sation		Restricted Stock Awards		# of Securities Underlying Options	LTIP Payout	All Other Compensation
David McGlade (1) Director and Chief Executive Officer	2005 2004 2003	$550,961	(9)	$3,145,000	(9)	$—	(14)	$521,364	(17)	—	—	$66,939	(19)

Conny Kullman (2) Director	2005 2004 2003	602,393 571,154 550,000		675,000 323,400 319,575		— — —	(14) (14) (14)	113,752 1,275,000 —	(17) (18)	— 665,143 184,143	— — —	97,460 1,011,210 24,827	(20) (21)

Ramu Potarazu (3) Chief Operating Officer	2005 2004 2003	590,087 430,961 335,192		281,250 244,020 195,354	(10)	— 80,832 68,078	(14) (15)	346,946 750,000 —	(17) (18)	— 374,687 91,859	— — —	35,477 590,685 9,974	(22) (23)

Phillip Spector (4) Executive Vice President, General Counsel and Assistant Secretary	2005 2004 2003	387,692 — —	(11)	637,500 — —	(11)	— — —	(14) (14) (14)	230,349 — —	(17)	— — —	— — —	17,179 — —	(24)

Kevin Mulloy (5) Chairman and President, Intelsat Global Service Corporation	2005 2004 2003	398,077 356,923 305,915		180,000 165,375 131,122	(10)	— — —	(14) (14) (14)	230,349 562,500 —	(17) (18)	— 270,600 58,479	— — —	18,544 437,869 1,373	(25) (26)

David Meltzer (6) General Counsel, Senior Vice President, Government and Regulatory Affairs	2005 2004 2003	1,063,995 330,776 316,169	(12)	— 140,470 120,460		— — —	(14) (14) (14)	116,597 375,000 —	(17) (18)	— 200,673 59,173	— — —	389,488 298,004 6,986	(27) (28)

William Atkins (7) Executive Vice President and Chief Financial Officer	2005 2004 2003	818,462 330,769 —	(13)	— 235,200 —		— 171,884 —	(14) (16) (14)	230,349 649,031 —	(17) (18)	— 242,308 —	— — —	115,373 502,358 —	(29) (30)

(1)	Mr. McGlade was employed as Chief Executive Officer effective April 1, 2005.
(2)	Mr. Kullman ceased to serve as Chief Executive Officer in March 2005, and he was replaced by Mr. McGlade in April 2005.
(3)	Mr. Potarazu resigned as Chief Operating Officer effective as of February 9, 2006.
(4)	Mr. Spector was employed as Executive Vice President, General Counsel and Assistant Secretary effective February 15, 2005.
(5)	Mr. Mulloy resigned as Chairman and President of Intelsat Global Service Corporation effective as of January 27, 2006.
(6)	Mr. Meltzer’s employment terminated effective February 14, 2005, and he was replaced by Mr. Spector effective February 15, 2005.

(7)	Mr. Atkins ceased to serve as Executive Vice President and Chief Financial Officer effective as of June 30, 2005, at which time he was replaced by Mr. Medlin, Acting Chief Financial Officer.
(8)	2004 bonuses were paid in January 2005. 2005 bonuses were in accordance with the Bonus Plan described below and approved by the Compensation Committee and paid in March 2006.
(9)	The salary and bonus amounts represent the amount paid to Mr. McGlade from his employment date through December 31, 2005. Mr. McGlade has an employment agreement that provides for an annual salary of $779,000 and total signing bonus payments of $2,020,000. In addition to the signing bonus, Mr. McGlade received a bonus of $1,125,000 for 2005 that was paid in March 2006.
(10)	The bonus represents amounts paid in March 2006 pursuant to the separation agreements described below.
(11)	The salary and bonus amounts represent the amount paid to Mr. Spector from his employment date through December 31, 2005. Mr. Spector has an employment agreement that provides for an annual salary of $469,000 and a signing bonus of $120,000. In addition to the signing bonus, Mr. Spector received a bonus of $517,500 for 2005 that was paid in March 2006.
(12)	Represents $59,502 in salary prior to Mr. Meltzer’s termination, $923,723 in severance and $80,770 for payment of unused vacation.
(13)	Represents $227,693 in salary prior to Mr. Atkins’s termination and $590,769 of severance paid in 2005.
(14)	Other annual compensation was less than $50,000.
(15)	This amount includes $69,600 for overseas housing allowance and an auto allowance of $11,232.
(16)	This amount includes an auto allowance of $8,856, $66,192 for excludable relocation expenses and $96,836 for taxable relocation expenses.
(17)	Represents the fair market value at the grant date of the restricted shares awarded to the named executive. The fair market value was $2.15 per share of Intelsat Holdings at the grant date.
(18)	Awards of restricted stock of Intelsat, Ltd., prior to the Acquisition Transactions, were granted on June 11, 2004 to Messrs. Kullman, Potarazu, Mulloy, Meltzer and Atkins of 68,000, 40,000, 30,000, 20,000 and 34,615 shares, respectively. The amounts shown are based upon a fair value of $18.75 per share on December 31, 2004. Restricted stock awards were to vest 100% on the third anniversary of the date of the grant. On January 28, 2005, pursuant to the terms of employment contracts executed in connection with the Acquisition Transactions, the restricted awards became fully vested and were cashed out. 50% of the after-tax proceeds from the vesting and cash out of these awards was used by the executives to purchase shares of equity of Intelsat Holdings.
(19)	This amount includes an auto allowance of $8,252, $52,486 for taxable relocation expenses, $1,355 for key officer life insurance, and $4,846 for the company match on 401(k) contributions.
(20)	This amount includes $76,258 for overseas housing allowance, $18,181 for key officer life insurance, and $3,021 for the company match on 401(k) contributions.
(21)	This amount includes $985,941 for long-term incentive compensation earned during 2004, $18,181 for key officer life insurance, $6,500 for the company match on 401(k) contributions and $588 for group term life insurance premiums.
(22)	This amount includes $10,996 for overseas housing allowance, an auto allowance of $11,232, $3,569 for key officer life insurance, and $6,508 for the company match on 401(k) contributions and club memberships of $3,172.
(23)	This amount includes $579,732 for long-term incentive compensation earned during 2004, $4,576 for key officer life insurance and $6,387 for the company match on 401(k) contributions.
(24)	This amount includes $1,866 for key officer life insurance, $8,664 for the company match on 401(k) contributions and $7,189 in reimbursement for tax preparation fees.
(25)	Represents $11,232 in auto allowances, $1,041 for key officer life insurance and $6,271 of company match on 401(k) contributions.
(26)	This amount includes $434,798 for long-term incentive compensation earned during 2004, $1,989 for key officer life insurance, $946 for the company match on 401(k) contributions and $136 for group term life insurance premiums.
(27)	Represents $292,134 of distributions under a supplemental retirement plan, $1,987 for auto allowances, $1,183 of company match on 401(k) contributions and $94,184 for reimbursement of federal taxes paid upon making an 83B election following the granting of restricted shares in January 2005 and the gross-up effective for the reimbursement.
(28)	This amount includes $290,042 for long-term incentive compensation earned during 2004, $1,575 for key officer life insurance and $6,387 for the company match on 401(k) contributions.
(29)	Represents $6,393 in auto allowances, $716 for key officer life insurance, $4,808 of company match on 401(k) contributions and $103,456 for reimbursement of federal taxes paid upon making an 83B election following the granting of restricted shares in January 2005.
(30)	This amount includes $496,674 for long-term incentive compensation earned during 2004, $638 for key officer life insurance and $5,046 for the company match on 401(k) contributions.

Option/SAR Grants in Last Fiscal Year

No stock options were granted during fiscal 2005 to the Prior Intelsat executive officers listed in the Summary Compensation Table above, referred to as Named Executive Officers.

SAR Exercises in Last Fiscal Year and Fiscal Year—End Option/SAR Values

No unexercised stock options to purchase shares of Prior Intelsat’s common stock were held by the Named Executive Officers at the end of fiscal 2005. The following table sets forth the amount paid to each Named Executive Officer in connection with the Acquisition Transactions.

Name	Amount Paid for Options in Connection with the Acquisition Transactions (1)
Conny Kullman (2)	$691,438
Ramu Potarazu (3)	1,692,895
Kevin Mulloy (4)	1,270,141
David Meltzer (5)	854,831
William Atkins (6)	1,393,271

(1)	All outstanding stock options were purchased by Intelsat Holdings in connection with the Acquisition Transactions.
(2)	A portion of the amounts due to Mr. Kullman for his options will be paid under deferred compensation arrangements specified in his employment agreement.
(3)	Mr. Potarazu resigned as Chief Operating Officer effective as of February 9, 2006.
(4)	Mr. Mulloy resigned as Chairman and President of Intelsat Global Service Corporation effective as of January 27, 2006.
(5)	Mr. Meltzer’s employment terminated effective February 14, 2005, and he was replaced by Mr. Spector effective February 15, 2005.
(6)	Mr. Atkins ceased to serve as Executive Vice President and Chief Financial Officer effective as of June 30, 2005, at which time he was replaced by Mr. Medlin, Acting Chief Financial Officer.

Director Compensation

Intelsat, Ltd. does not compensate its directors for their service on the board of directors or any committee of the board of directors. Non-executive members of the board are reimbursed for travel and other out-of-pocket expenses related to their board service pursuant to a monitoring fee agreement entered into with the Sponsors and related parties. For more information regarding the monitoring fee agreement, see “Certain Relationships and Related Transactions—Post-Acquisition Transactions—Monitoring Fee Agreement and Transaction Fee.”

Employment and Separation Agreements

As of the closing of the Acquisition Transactions, each of Messrs. David McGlade, Conny Kullman, Ramu Potarazu, and Kevin Mulloy entered into an employment agreement with Intelsat Holdings and one of its affiliates. In addition, Mr. Phillip L. Spector entered into an employment agreement dated as of January 31, 2005 with Intelsat Holdings and Intelsat, Ltd. as described below. Pursuant to the employment agreements, Mr. McGlade serves as Chief Executive Officer of Intelsat, Ltd. Mr. Kullman serves as Chairman of Intelsat, Ltd. and is employed and served as a director and officer of Intelsat Bermuda; Mr. Potarazu served as Chief Operating Officer of Intelsat; Mr. Atkins served as Chief Financial Officer of Intelsat, Ltd.; Mr. Mulloy served as President, Intelsat Global Service Corporation; and Mr. Spector serves as Executive Vice President and General Counsel for Intelsat.

Intelsat Holdings and one of our subsidiaries also entered into an employment agreement with Mr. Meltzer for his employment as General Counsel, Senior Vice President, Government and Regulatory Affairs, and which provided for a base salary of $350,000 and annual and discretionary bonuses. Mr. Meltzer was granted restricted shares and provided with the opportunity to purchase preferred and ordinary shares of Intelsat Holdings. On February 14, 2005, Mr. Meltzer’s employment was terminated without cause and he received a severance payment of $923,723 pursuant to this employment agreement, the restricted shares were forfeited and the ordinary and preferred shares of Intelsat Holdings that he had purchased were repurchased at the price he paid for them.

Intelsat Holdings and one of our subsidiaries also entered into an employment agreement with Mr. Atkins for his employment as Chief Financial Officer of Intelsat, Ltd. and which provided for a base salary of $400,000 and annual and discretionary bonuses. Mr. Atkins was also granted restricted shares and provided with the opportunity to purchase preferred and ordinary shares of Intelsat Holdings. In connection with the Transfer Transactions, Mr. Atkins received $430,556 as consideration for Intelsat Holdings’ repurchase of certain of Mr. Atkins preferred shares on March 3, 2005. Mr. Atkins resigned his position as Chief Financial Officer effective June 30, 2005.

On July 20, 2005, Intelsat, Ltd. and Intelsat Holdings and Mr. Atkins entered into an Amendment of Employment Agreement, referred to as the amendment. Under the terms of the amendment, among other things, Mr. Atkins was employed as a finance consultant of Intelsat, Ltd. from July 21, 2005 through January 20, 2006. Pursuant to the amendment, and subject to certain conditions set forth therein, Mr. Atkins was entitled to severance and other payments of $1,280,000 in the aggregate, Prior Intelsat repurchased all of the remaining shares of equity of Intelsat Holdings held by Mr. Atkins for approximately $300,000, Mr. Atkins forfeited all rights to restricted shares of Intelsat Holdings, and Prior Intelsat refunded to Mr. Atkins certain taxes that had been withheld in connection therewith in the amount of approximately $100,000. Mr. Atkins remained eligible to participate at his expense in certain group health plans. Mr. Atkins is entitled to certain outplacement services and reimbursement of certain relocation expenses. Mr. Atkins agreed to release Intelsat, Ltd., Intelsat Holdings and certain other parties from claims in connection with his employment and his separation of employment from Intelsat, Ltd. The confidentiality, non-competition and other restrictive covenants applicable to Mr. Atkins pursuant to the existing employment agreement or other agreements that Mr. Atkins entered into during his employment remained intact.

Effective June 30, 2005, J. Robert Medlin was appointed as acting Chief Financial Officer. Mr. Medlin resigned as acting Chief Financial Officer in connection with the appointment of Jeffrey Freimark as our Executive Vice President Finance and Information Technology and Chief Financial Officer in May 2006. In connection with Mr. Medlin’s appointment, Intelsat, Ltd. entered into an Engagement Contract on June 27, 2005 with FTI Palladium Partners, a division of FTI Consulting Inc., a corporate finance consulting firm, referred to as FTI. Under this contract, FTI provides Intelsat interim management services, including the services of Mr. Medlin as a temporary employee, services of other consultants and subject matter experts as required to support Mr. Medlin, and is assisting in Intelsat’s search for a permanent chief financial officer. FTI receives a monthly fee of $85,000 for the services of Mr. Medlin to Intelsat and hourly fees ranging from $95 to $655 per hour for the other consultants and subject matter experts. FTI will receive an exit fee of $250,000 under certain circumstances. Mr. Medlin does not receive a salary or related employee benefits from Intelsat. Prior Intelsat has incurred approximately $4,396,938 for professional fees from FTI since June 30, 2005.

Intelsat Holdings and one of our subsidiaries also entered into an employment agreement with Mr. Mulloy for his employment as President, Intelsat Global Service Corporation, and

which provided for a base salary of $400,000 and certain annual discretionary bonuses. Mr. Mulloy was also granted restricted shares and provided with the opportunity to purchase preferred and ordinary shares of Intelsat Holdings. In connection with the Transfer Transactions, Mr. Mulloy received $293,408 as consideration for Intelsat Holdings’ repurchase of certain of Mr. Mulloy’s preferred shares on March 3, 2005. In addition, following the dividend of cash made by Intelsat, Ltd. to Intelsat Holdings on November 4, 2005, Mr. Mulloy received $187,909 as consideration for Intelsat Holdings’ repurchase of his remaining preferred shares.

Intelsat Holdings and Intelsat Global Service Corporation entered into a Separation Agreement and Release of Claims, referred to as the Mulloy Separation Agreement, with Mr. Mulloy on January 31, 2006. Under the terms of the Mulloy Separation Agreement, among other things, Mr. Mulloy will be entitled to (i) a severance payment of $1,280,000, payable in 24 equal monthly installments commencing February 17, 2006, (ii) a lump sum payment of $46,152 in respect of his accrued but unused vacation, (iii) a lump sum payment of $180,000 equal to 50% of the maximum bonus for 2005 (including the additional bonus payable at the discretion of the Compensation Committee of Intelsat, Ltd.’s board) provided for in his Employment Agreement dated January 28, 2005, if and to the extent bonuses are paid to other senior executives, (iv) at his own expense, convert his executive life insurance policy into a personal policy and (v) certain outplacement services. In addition, on February 15, 2006, Intelsat Holdings repurchased all of the 11,420 shares of common equity of Intelsat Holdings that Mr. Mulloy purchased in January 2005 for a repurchase price of $2,695,120, as well as all of the remaining 8,034 vested shares of common equity of Intelsat Holdings held by Mr. Mulloy for a repurchase price of $1,896,024, for a total of $4,591,144. This amount was to be paid in five installments, with $918,228.80 paid in a lump sum on February 15, 2006, and the balance to be paid in equal installments of $918,228.80 on each of August 15, 2006, February 15, 2007, August 15, 2007 and February 15, 2008. Mr. Mulloy forfeited all rights to restricted shares of Intelsat Holdings other than those subject to vesting only upon attainment of certain financial performance targets, which shall remain outstanding in accordance with their terms until July 27, 2006, and will be forfeited by Mr. Mulloy if they remain unvested on such date. Mr. Mulloy agreed to release Intelsat Holdings, Intelsat Global Service Corporation and certain other parties from claims in connection with his employment and separation from employment from Intelsat Global Service Corporation. Mr. Mulloy also agreed to extend the duration of certain non-competition and other restrictive covenants applicable to him pursuant to the terms of his employment agreement.

Intelsat Holdings and one of our subsidiaries also entered into an employment agreement with Mr. Potarazu for his employment as Chief Operating Officer of Intelsat, and which provided for a base salary of $500,000 and certain annual discretionary bonuses. Mr. Potarazu was also granted restricted shares and provided with the opportunity to purchase preferred and ordinary shares of Intelsat Holdings. In connection with the Transfer Transactions, Mr. Potarazu received $391,210 as consideration for Intelsat Holdings’ repurchase of certain of Mr. Potarazu’s preferred shares on March 3, 2005. In addition, following the dividend of cash made by Intelsat, Ltd. to Intelsat Holdings on November 4, 2005, Mr. Potarazu received $250,545 as consideration for Intelsat Holdings’ repurchase of his remaining preferred shares.

Intelsat, Ltd. and Intelsat Holdings, Ltd. entered into a Separation Agreement and Release of Claims, referred to as the Potarazu Separation Agreement, with Mr. Potarazu on February 9, 2006. Under the terms of the Potarazu Separation Agreement, among other things, Mr. Potarazu will be entitled to (i) a severance payment of $1,750,000, payable in 24 equal monthly installments commencing February 17, 2006, (ii) a lump sum payment of $115,382.24 in respect of his accrued but unused vacation, (iii) a lump sum payment of $281,250 equal to 50% of the maximum bonus for 2005 (including the additional bonus payable at the discretion of the Compensation Committee of Intelsat, Ltd.’s board) provided for in his Employment Agreement dated January 28, 2005, if and to the extent bonuses are paid to other senior executives, (iv) at his own expense, convert his executive life insurance policy into a personal policy, and (v) certain outplacement services. In addition, on February 15, 2006, Intelsat Holdings repurchased all the 15,227 shares of common equity of Intelsat Holdings that Mr. Potarazu purchased in January 2005 for a repurchase price of $3,593,572, as well as all of the remaining 13,200 vested shares of common equity of Intelsat Holdings held by Mr. Potarazu for a repurchase price of $3,115,200, for a total of $6,708,772. This amount was to be paid in five installments, with $1,341,754.40 paid in a lump sum on February 15, 2006, and the balance to be paid in equal installments of $1,341,754.40 on each of August 15, 2006, February 15, 2007, August 15, 2007 and February 15, 2008. Mr. Potarazu forfeited all rights to restricted shares of Intelsat Holdings other than those subject to vesting only upon attainment of certain financial performance targets, which shall remain outstanding in accordance with their terms until August 9, 2006, and will be forfeited by Mr. Potarazu if they remain unvested on such date. Mr. Potarazu agreed to release Intelsat, Ltd., Intelsat Holdings and certain other parties from claims in connection with his employment and separation from employment from Intelsat, Ltd. Mr. Potarazu also agreed to extend the duration of certain non-competition and other restrictive covenants applicable to him pursuant to the terms of his employment agreement.

Term

Each of the agreements (other than Mr. Kullman’s agreement, Mr. Atkins’ amended agreement and the engagement contract with FTI) has an initial term of one year, which will renew automatically for an additional year unless a notice not to renew is provided by either party.

Compensation Committee Interlocks and Insider Participation

Prior Intelsat’s Compensation Committee is currently comprised of Messrs. Africk, Grissom, Haight and Sillitoe, directors of Intelsat, Ltd. None of these individuals has been at any time an officer or employee of Intelsat, Ltd., other than Mr. Africk, who currently serves as our Deputy Chairman and Mr. Sillitoe, who previously served in that role. During 2005, Prior Intelsat had no compensation committee “interlocks”—meaning that it was not the case that an executive officer of ours served as a director or member of the compensation committee of another entity and an executive officer of the other entity served as a director or member of our Compensation Committee.

Compensation and Benefits

The employment agreements provide that each of the executives will be paid an annual base salary during the term, which will be reviewed for increase no less frequently than annually. The amount of the annual base salaries for Messrs. McGlade, Kullman, and Spector is $779,000, $600,000, and $469,000, respectively. The employment agreements also provide that each of Messrs. McGlade, Kullman, and Spector will be eligible for an annual discretionary bonus with a maximum payment of 100%, 100%, and 65%, respectively, of each executive’s respective annual base salary, based on meeting pre-established performance targets, except that Mr. Kullman will receive a bonus only for the first year of his agreement pro rated through the date that Mr. McGlade commenced as Chief Executive Officer plus an additional six months. A compensation committee of our board of directors (or the board of directors of the applicable subsidiary), in its sole discretion, may award an additional bonus to each executive of up to 50% of his maximum bonus (or in the case of Messrs. McGlade and Spector, his annual base salary) in the event of significant performance beyond pre-established performance targets. In addition, Mr. Kullman is eligible to receive (or has received) a special cash bonus, based upon the achievement of performance goals. The maximum amount payable to Mr. Kullman under this special cash bonus program is an amount equal to 145% of Mr. Kullman’s target bonus for 2004. Under Mr. McGlade’s employment agreement, prior to the commencement of his employment, Mr. McGlade received an aggregate initial bonus of $1,500,000, in order to provide him with liquidity in light of our emphasis on compensating our employees with non-cash long-term incentives. As of the closing, Mr. McGlade was paid $520,000 pursuant to the terms of his employment agreement to fund the purchase of ordinary shares and preferred shares of Intelsat Holdings. Mr. Spector received upon commencement of his employment an initial bonus of $120,000. During the employment term, the executives are generally eligible to participate in our employee benefit plans and programs and will receive certain expatriate benefits and perquisites set forth in the employment agreement.

Prior Equity Compensation

Upon closing of the Acquisition Transactions, each of Messrs. Potarazu and Mulloy’s share options and restricted shares that were outstanding as of immediately prior to the closing of the Acquisition Transactions were cancelled in exchange for a payment upon closing of the Acquisition Transactions equal to $18.75 per share, in the case of restricted shares, and the excess, if any, of $18.75 over the per share exercise price of each share option, in the case of share options. Mr. Kullman’s share options and restricted shares were cancelled as described above, except that the amounts otherwise due to Mr. Kullman with respect to his cancelled options that were outstanding under the 2001 Share Option Plan were cancelled in exchange for a cash payment to be paid on January 16, 2006. With respect to 75% of Mr. Kullman’s options and restricted shares under the 2004 Share Incentive Plan, an amount has been credited to a deferred compensation account two-thirds of which will be payable on January 16, 2006, and one-third of which will be payable on the second anniversary of closing of the Acquisition Transactions. With respect to the remainder of Mr. Kullman’s awards, the payment was made as of closing of the Acquisition Transactions. As of the closing, 50% in the case of Messrs. Potarazu and Mulloy; 64.02716% in the case of Mr. Atkins; and 100% in the case of Mr. Kullman; of the after-tax proceeds payable to the executive upon closing of the Acquisition Transactions from his options and restricted shares granted under the 2004 Share Incentive Plan were applied to purchase ordinary shares and preferred shares of Intelsat Holdings. Proceeds from certain management equity contributions were used to purchase preferred shares of Intelsat Holdings.

New Equity Compensation

Under the employment agreements, each of Messrs. McGlade, Kullman, and Spector received a grant of ordinary shares of Intelsat Holdings equal to approximately 1.8333%, .4%, and .81%, respectively, of the outstanding ordinary shares of Intelsat Holdings, as of the closing of the Acquisition Transactions. In the case of Messrs. McGlade and Spector, the employment agreements provide that 40.9% of such shares vest over sixty months in equal monthly installments, with such installments having commenced on February 28, 2005, subject to the executive’s continued employment through each applicable vesting date. The vesting of these shares will accelerate in the event that the Investors (or other private equity investors) cease to own 40% of Intelsat Holdings. An additional 40.9% of the shares granted to the executives will vest if and when the Investors have received a “cumulative total return” (as defined in the employment agreements) between 2.5 and 3 times the amount invested by the Investors collectively during the period over which the cumulative total return is measured, if any, subject to the executive’s continued employment through the applicable vesting date. The remainder of the shares will vest (less any such percent of shares that have already vested) if and when the Investors have received a cumulative total return between 4 and 4.5 times the amount invested by the Investors, if any, subject to the executive’s continued employment through the applicable vesting date. If the cumulative total return goals have not been achieved by the eighth anniversary of closing, the performance shares will be forfeited. For Mr. Kullman, 50% of the shares vested on August 1, 2005 and the remaining 50% vest during the two-year term of his employment agreement in equal monthly installments, with such installments having commenced on February 27, 2005. In connection with the Transfer Transactions, the following executives received the following amounts in consideration of Intelsat Holdings’ repurchase of certain preferred shares held by such executives: Mr. McGlade ($405,224), Mr. Kullman ($332,619), and Mr. Spector ($448,998). In addition, following the dividend of cash made by Intelsat, Ltd. to Intelsat Holdings on November 4, 2005, the following executives received the following amounts in consideration of Intelsat Holdings’ repurchase of the remaining preferred shares held by such executives: Mr. McGlade ($258,252), Mr. Kullman ($213,021), and Mr. Spector ($286,960).

Severance and Termination Benefits

Except as described below, if an executive’s employment is terminated by his applicable employer without cause (or if we provide a notice of non-renewal) or if he resigns for good reason, subject to his continued compliance with the restrictive covenants described below, the executive will be paid an amount equal to the sum of his annual base salary and maximum bonus amount. In the event that Mr. McGlade’s or Mr. Spector’s employment is terminated by his applicable employer without cause or by Mr. McGlade or Mr. Spector for good reason within six months after a “change of control” (as defined in the applicable employment agreement), the annual bonus severance component will be the higher of the maximum bonus amount or the executive’s annual bonus for the immediately preceding year.

In the event that any of the payments made to Mr. Kullman under these agreements or otherwise become subject to the so-called “golden parachute” excise tax imposed under Section 4999 of the U.S. Internal Revenue Code, as amended, the payments under the agreements will be reduced such that the executive will receive the maximum amount that he could receive without being subject to the tax. If, however, the executive would be placed in a better after-tax position by receiving all payments and paying the tax than he would be after having his payments reduced in the manner described in the immediately preceding sentence, then the executive’s payments will not be reduced and, solely in connection with the Acquisition Transactions, the executive will receive an additional payment such that the executive will be placed in the same after-tax position that he would have been in had no excise tax been imposed.

In addition upon a termination of any of the executives’ employment by his applicable employer without cause (or if we provide a notice of non-renewal) or by the executive for good reason, the time-vesting restricted shares will be forfeited unless such termination is within six months following a “change of control” (as defined in the agreement), in which case they will vest in full. Any restricted shares that vest based on performance goals will remain outstanding for 180 days and, if the performance goals are not then met, the shares will be forfeited unless the termination is within six months following certain corporate transactions with entities specified in the agreement, in which case the executive will have the opportunity to earn a portion of his performance shares pro rated through the executive’s date of termination. Upon termination of Mr. Kullman’s employment by his applicable employer without cause or by Mr. Kullman for good reason, Mr. Kullman will be entitled to payment of his deferred compensation account on the later of the date of termination or January 16, 2006. In addition, Mr. Kullman and his spouse will be eligible for retiree medical benefits on the same basis and at the same level as similarly situated senior executives of Intelsat generally for so long as such plan or program remains in effect.

Restrictive Covenants

Each of the employment agreements contains restrictive covenants providing that the executives will not disclose or otherwise use any confidential information concerning us or our businesses and, for a one-year period following termination of employment, will not compete with us and our affiliates and will not solicit our customers or employees.

Employment Agreement Amendment with Mr. Kullman

On June 16, 2006, Intelsat, Ltd. and Intelsat Holdings, Ltd. entered into an amendment and acknowledgment with Mr. Kullman which amended the terms of Mr. Kullman’s employment agreement, dated January 28, 2005, with Intelsat Holdings, and Intelsat (Bermuda) Ltd., as amended on June 21, 2005. Under the terms of the amendment, among other things, Mr. Kullman resigned his position as Chairman of Intelsat, Ltd. and Intelsat Holdings on July 3, 2006 and will resign from all employment with both companies as of August 31, 2006.

Pursuant to the amendment, the restricted shares of Intelsat Holdings common stock granted to Mr. Kullman pursuant to his employment agreement that have not vested in accordance with their terms on or prior to August 31, 2006 will be forfeited. The amendment provides that Mr. Kullman will continue to receive his base salary and certain employee benefits through August 31, 2006, but will not be eligible for an annual bonus during this period. Mr. Kullman has also agreed to waive his right to severance payments under the employment agreement. Instead, he will be entitled upon his resignation to the payments and benefits described below.

On August 31, 2006, Intelsat will purchase the shares of Intelsat Holdings common stock and the vested restricted shares of Intelsat Holdings common stock held by Mr. Kullman (a total of 60,343 shares) for the fair market value of such shares as of the date of the completion of the PanAmSat Acquisition Transactions. The purchase price will be paid to Mr. Kullman in six equal installments on August 31, 2006, 2007, 2008, 2009, 2010 and 2011, and such payments will be made pursuant to an unsecured promissory note executed in favor of Mr. Kullman. If private equity investors cease to hold at least 40% of the equity interests (measured by vote and value) of Intelsat Holdings, the purchase described above will be made in full on the later of the first anniversary of such event and January 28, 2008 (and installment payments as described above will continue to be made during the period prior to such full payment).

When Mr. Kullman resigns from all employment with Intelsat Holdings and its affiliates on August 31, 2006, he will be entitled to (i) a lump sum payment of his benefits under the Intelsat Staff Retirement Plan and the Intelsat Restoration Plan, treating his resignation as a retirement for this purpose, (ii) his benefits under the supplemental executive retirement plan (to be paid six months after his resignation), (iii) a lump sum payment in respect of the deferred cash account provided for in the employment agreement, his accrued and unpaid base salary and his accrued and unused vacation and certain fringe benefits, (iv) reimbursement of his reasonable costs relating to his relocation from Bermuda to Switzerland and (v) participation in any retiree medical insurance plan for which he is otherwise eligible. Mr. Kullman will also be entitled to continue certain club memberships following his resignation, provided that he pays all annual dues.

Mr. Kullman also agreed to extend the duration of and clarify the terms of certain non-competition and other restrictive covenants applicable to him pursuant to the terms of the employment agreement.

Employment Agreement with Mr. Freimark

On March 16, 2006, Intelsat, Ltd. and Intelsat Holdings entered into an employment agreement with Mr. Freimark, under which he began employment with Intelsat effective as of March 23, 2006. In May 2006, upon the resignation of Mr. Medlin, Prior Intelsat’s Acting Chief Financial Officer, Mr. Freimark became Prior Intelsat’s Executive Vice President Finance and Information Technology and Chief Financial Officer. The agreement has an initial term of one year, which will renew automatically for successive one-year periods unless a notice not to renew is provided by either party. The employment agreement provides that Mr. Freimark will be paid an annual base salary of $525,000 during the term, which will be reviewed for increase no less frequently than annually. The employment agreement also provides that Mr. Freimark will be eligible for an annual discretionary bonus with a maximum payment of 65% of his annual base salary, based on meeting pre-established performance targets, pro rated for the partial year 2006. A compensation committee of our board of directors (or the board of directors of the applicable affiliate), in its sole discretion, may award Mr. Freimark an additional bonus of up to 50% of his maximum bonus in the event of significant performance beyond pre-established performance targets. During the employment term, Mr. Freimark is generally eligible to participate in our and Intelsat Holdings’ employee benefit plans and programs and will receive certain perquisites set forth in the employment agreement.

Under the employment agreement as amended on July 3, 2006, Mr. Freimark received on April 1, 2006 a grant of options to purchase 77,537 Intelsat Holdings common shares. Such options vest in equal monthly installments over sixty months commencing on the last day of the first full month following Mr. Freimark’s start date and subject to his continued employment through each applicable vesting date. Mr. Freimark received a grant of an additional 7,121 options on July 3, 2006 with the same vesting provisions (5% of which, were vested as of the grant date). The vesting of the options will accelerate in the event that the Investors (or other private equity investors) cease to own 40% or more of Intelsat Holdings. Mr. Freimark purchased $1.5 million in value of Intelsat Holdings common shares. Any common shares held by Mr. Freimark pursuant to the preceding sentence or as a result of the exercise of options may be repurchased by Intelsat Holdings, and any options may be cancelled, at any time after his termination of employment. Purchased shares may be repurchased at fair market value. Shares issued as a result of the exercise of options may be repurchased at either fair market value or the lesser of fair market value and the exercise price, depending upon the circumstances as defined in the agreement.

Except as described below, if Mr. Freimark’s employment is terminated without cause or if he resigns for good reason (as defined in the employment agreement), subject to his continued compliance with the restrictive covenants described below, he will be paid an amount equal to the sum of his annual base salary and maximum bonus amount, 50% of such amount to be paid six months after his termination and 50% to be paid in equal installments during the six months thereafter. Mr. Freimark will also be paid any earned but unpaid compensation. In addition, his unvested options will be forfeited unless such termination is within six months following a change of control (as defined in the agreement), in which case they will vest in full. The employment agreement also provides that, during Mr. Freimark’s employment with Intelsat and for one year after his termination of employment, he will not compete with Intelsat or hire or attempt to hire any person who is or was in the previous year an employee of Intelsat.

Employment Agreement with Mr. Wright

Intelsat Holdings and Intelsat, Ltd. entered into an employment agreement with Mr. Wright on July 3, 2006, under which he began employment as Chairman of the Board of Directors of both companies effective as of and contingent upon the completion of the PanAmSat

Acquisition Transactions. The agreement has a term of two years, with an option to extend for an additional year by mutual agreement. The employment agreement provides that Mr. Wright will be paid an annual base salary of $600,000 during the term, which will be reviewed for increase no less frequently than annually. The employment agreement also provides that Mr. Wright will be eligible for an annual discretionary bonus with a maximum payment of 100% of his annual base salary, based on meeting pre-established performance targets, which will be pro rated for the partial year 2006. A compensation committee of our board of directors, in its sole discretion, may award Mr. Wright an additional bonus of up to 50% of his maximum bonus in the event of significant performance beyond pre-established performance targets. During the employment term, Mr. Wright generally will be eligible to participate in our and Intelsat Holdings’ employee benefit plans and programs and will receive certain perquisites set forth in the employment agreement.

Under the employment agreement, Mr. Wright received a grant of options of Intelsat Holdings common shares equal to approximately 0.41% of the fully diluted common shares of Intelsat Holdings, pro forma for all Intelsat Holdings common shares and options on common shares contemplated to be issued at or around the completion of the PanAmSat Acquisition Transactions and assuming repurchases of Intelsat Holdings common shares expected to be repurchased pursuant to agreements in effect as of the completion of the PanAmSat Acquisition Transactions. Such options (the “new options”) will vest in equal monthly installments over twenty four months commencing on the last day of the first full month following Mr. Wright’s start date and subject to his continued employment through each applicable vesting date. The vesting of these time-vesting options will accelerate one year after any event that causes the Investors (or other private equity investors) to cease to own 40% or more of Intelsat Holdings.

Mr. Wright also agreed to roll over options on common stock of PanAmSat Holding Corporation having a value of $2 million into options on Intelsat Holdings common shares having the same aggregate in-the-money value. Such options (the “rollover options”) will have the same terms and conditions (other than the number and type of shares and exercise price applicable thereto) as in effect prior to such conversion. The rollover options also entitle Mr. Wright to receive dividend payments with respect to that number of Intelsat Holdings common shares having a value equivalent to the in-the-money value of his rollover options. Any such amount payable in respect of rollover options that are not vested as of the date such dividend is payable will be held in escrow until such options vest.

Any common shares held by Mr. Wright as a result of the exercise of options may be repurchased by Intelsat Holdings, and any options may be cancelled, at any time after his termination of employment. Shares issued as a result of the exercise of options may be repurchased at either fair market value or the lesser of fair market value and the exercise price, depending upon the circumstances as defined in the agreement.

Except as described below, if Mr. Wright’s employment is terminated without cause or if he resigns for good reason (in either case as defined in the employment agreement), subject to his continued compliance with the restrictive covenants described below, he will be paid an amount equal to 200% (reduced by 8.33% for each month of the first twelve months following his start date and preceding his date of termination, if applicable) of the sum of his annual base salary and target annual bonus, 50% of such amount to be paid six months after his termination and 50% to be paid in equal installments during the six months thereafter. Mr. Wright will also be paid any earned but unpaid compensation. In addition, his unvested rollover options will vest, and his unvested new options will be forfeited unless such termination is within six months following a change of control (as defined in the agreement), in which case they will vest in full. His unvested performance-based options will remain outstanding for 180 days and, if the performance goals are not then met, the options will be forfeited. If Mr. Wright’s employment is terminated without cause or if he resigns for good reason within six months following a change of control (as defined in the agreement), his severance amount will be paid in 12 equal monthly installments following his date of termination and the annual bonus portion of the severance calculation described above will instead be based on the highest of his target bonus in effect at termination, his target bonus paid in respect of the previous fiscal year or 100% of base salary.

In the event that excise tax under Section 4999 of the U.S. Internal Revenue Code, as amended, is imposed on any compensation or benefits received by Mr. Wright that relate to his termination of employment by us without cause, by Mr. Wright for good reason or as a result of his death or disability at any time prior to the second anniversary of the completion of the PanAmSat Acquisition Transactions (and solely to the extent such excise tax results from the completion of the PanAmSat Acquisition Transactions), or in the event that excise tax is imposed on any compensation or benefits relating solely to the rollover options, Mr. Wright will receive an additional payment such that he will be placed in the same after-tax position that he would have been in had no excise tax been imposed.

Mr. Wright’s employment agreement also provides that, during his employment with Intelsat and for one year after his termination of employment, he will not compete with Intelsat or hire or attempt to hire any person who is or was in the previous year an employee of Intelsat.

Employment Agreement with Mr. Frownfelter

On May 18, 2006, Intelsat Holdings entered into an employment agreement with Mr. Frownfelter, under which he continued employment with PanAmSat Opco as its President and Chief Operating Officer effective as of the completion of the PanAmSat Acquisition Transactions on July 3, 2006. The agreement has an initial term of one year, which will renew automatically for successive one-year periods unless a notice not to renew is provided by either party. The employment agreement provides that Mr. Frownfelter will be paid an annual base salary of $600,000 during the term, which will be reviewed for increase no less frequently than annually. The employment agreement also provides that Mr. Frownfelter will be eligible for an annual discretionary bonus with a maximum payment of 87.5% of his annual base salary, based on meeting pre-established performance targets, pro rated for the partial year 2006. A compensation committee of our board of directors (or the board of directors of the applicable affiliate), in its sole discretion, may award Mr. Frownfelter an additional bonus of up to 50% of his maximum bonus in the event of significant performance beyond pre-established performance targets. During the employment term, Mr. Frownfelter is generally eligible to participate in our and Intelsat Holdings’ employee benefit plans and programs and will receive certain perquisites, including the reimbursement of relocation expenses, set forth in the employment agreement.

Under the employment agreement, Mr. Frownfelter received a grant of options of Intelsat Holdings common shares equal to approximately 0.83% of the outstanding common shares of Intelsat Holdings, pro forma for all Intelsat Holdings common shares and options on common shares contemplated to be issued at or around the completion of the PanAmSat Acquisition Transactions and assuming repurchases of Intelsat Holdings common shares expected to be repurchased pursuant to agreements in effect as of the completion of the PanAmSat Acquisition Transactions. Such options (the “new options”) will vest in equal monthly installments over sixty months commencing on the last day of the first full month following Mr. Frownfelter’s start date and subject to his continued employment through each applicable vesting date. The vesting of these time-vesting options will accelerate one year after any event that causes the Investors (or other private equity investors) to cease to own 40% or more of Intelsat Holdings.

Mr. Frownfelter also rolled over options on common stock of PanAmSat Holding Corporation having a value of $1.5 million into options on Intelsat Holdings common shares having the same aggregate in-the-money value. Such options (the “rollover options”) have the same terms and conditions (other than the number and type of shares and exercise price applicable thereto) as in effect prior to such conversion. The rollover options also entitle Mr. Frownfelter to receive dividend payments with respect to that number of Intelsat Holdings common shares having a value equivalent to the in-the-money value of his rollover options. Any such amount payable in respect of rollover options that are not vested as of the date such dividend is payable will be held in escrow until such options vest.

Any common shares held by Mr. Frownfelter as a result of the exercise of options may be repurchased by Intelsat Holdings, and any options may be cancelled, at any time after his termination of employment. Shares issued as a result of the exercise of options may be repurchased at either fair market value or the lesser of fair market value and the exercise price, depending upon the circumstances as defined in the agreement.

Except as described below, if Mr. Frownfelter’s employment is terminated without cause or if he resigns for good reason (in either case as defined in the employment agreement), subject to his continued compliance with the restrictive covenants described below, he will be paid an amount equal to 200% (reduced by 8.33% for each month of the first twelve months following his start date and preceding his date of termination, if applicable) of the sum of his annual base salary and target annual bonus, 50% of such amount to be paid six months after his termination and 50% to be paid in equal installments during the six months thereafter. Mr. Frownfelter will also be paid any earned but unpaid compensation. In addition, his unvested rollover options will vest, and his unvested new options will be forfeited unless such termination is within six months following a change of control (as defined in the agreement), in which case they will vest in full. His unvested performance-based options will remain outstanding for 180 days and, if the performance goals are not then met, the options will be forfeited. If Mr. Frownfelter’s employment is terminated without cause or if he resigns for good reason within six months following a change of control (as defined in the agreement), his severance amount will be paid in 12 equal monthly installments following his date of termination and the annual bonus portion of the severance calculation described above will instead be based on the highest of his target bonus in effect at termination, his target bonus paid in respect of the previous fiscal year or 87.5% of base salary.

In the event that excise tax under Section 4999 of the U.S. Internal Revenue Code, as amended, is imposed on any compensation or benefits received by Mr. Frownfelter that relate to his termination of employment by us without cause, by Mr. Frownfelter for good reason or as a result of his death or disability at any time prior to the second anniversary of the completion of the PanAmSat Acquisition Transactions (and solely to the extent such excise tax results from the completion of the PanAmSat Acquisition Transactions), or in the event that excise tax is imposed on any compensation or benefits relating solely to the rollover options, Mr. Frownfelter will receive an additional payment such that he will be placed in the same after-tax position that he would have been in had no excise tax been imposed.

Mr. Frownfelter’s employment agreement also provides that, during his employment with Intelsat and for one year after his termination of employment, he will not compete with Intelsat or hire or attempt to hire any person who is or was in the previous year an employee of Intelsat.

Treatment of Stock Options

As of May 31, 2006, Messrs. Wright and Frownfelter held 1,912,568 and 988,459 shares, respectively, of PanAmSat Holdco common stock subject to stock options granted under PanAmSat Holdco’s equity incentive plans. Each outstanding option on PanAmSat Holdco common stock that remains unexercised as of the completion of the PanAmSat Acquisition Transactions (other than 96,200 options held by Mr. Wright and 72,150 options held by Mr. Frownfelter that are expected to be rolled over into options on Intelsat Holdings common shares pursuant to their respective employment agreements with Intelsat that are effective as of the completion of the PanAmSat Acquisition Transactions), whether or not the option is vested or exercisable, will be cashed out and Messrs. Wright and Frownfelter will be entitled to receive a cash payment, without interest and less applicable withholding taxes, equal to the product of:

•	the number of shares of PanAmSat Holdco common stock subject to the option as of the closing of the PanAmSat Acquisition Transactions, multiplied by

•	the excess, if any, of $25.00 over the exercise price per share of common stock subject to such option.

The following table summarizes the vested and unvested options with exercise prices of less than $25.00 per share held by Messrs. Wright and Frownfelter as of May 31, 2006:

	Number of Shares Underlying Vested and Unvested Options	Weighted Average Exercise Price of Vested and Unvested Options
Joseph R. Wright, Jr.	1,816,368	$4.09
James B. Frownfelter	916,309	$4.13

Treatment of Restricted Stock and Deferred Stock Units

At the closing of the PanAmSat Acquisition Transactions, the restrictions on each contractually restricted share of PanAmSat Holdco common stock held by Messrs. Wright and Frownfelter lapsed. These shares and the deferred stock units held by Mr. Frownfelter, which represent the notional right to receive, on a one-for-one basis, shares of PanAmSat Holdco common stock, were converted into the right to receive a cash payment of $25.00 per share or unit plus approximately $0.00927 as the pro rata portion of PanAmSat Holdco’s undeclared regular quarterly dividends, subject to any required withholding taxes.

The following table summarizes the restricted stock and deferred stock units held by Messrs. Wright and Frownfelter as of May 31, 2006:

	Number of Shares of Restricted Stock		Deferred Stock Units
Joseph R. Wright, Jr.	511,995	(1)	—
James B. Frownfelter	99,692		176,823

(1)	Represents shares held by the Joseph R. Wright, Jr. 2005 Grantor Retained Annuity Trust through May 22, 2006, over which Mr. Wright exercises investment and voting control. On May 22, 2006, 68,667 of these shares were transferred from the Trust to Joseph R. Wright, Jr., with the remaining shares retained in the trust.

Pension Plan Table

The table below shows the estimated annual pension annuity benefits payable from the combined qualified and nonqualified pension plans based on years of service and average annual compensation. These amounts assume retirement at December 31, 2005 at age 65. The average annual compensation represents the average base pay for the highest three consecutive years if hired prior to January 4, 1995, and the average base pay for the highest five consecutive years if hired after January 3, 1995.

	Years of Service
Remuneration	5	10	15	20	25	30
$300,000	$24,000	$54,000	$90,600	$123,600	$156,600	$189,600
$350,000	28,000	63,000	105,700	144,200	182,700	221,200
$400,000	32,000	72,000	120,800	164,800	208,800	252,800
$450,000	36,000	81,000	135,900	185,400	234,900	284,400
$500,000	40,000	90,000	151,000	206,000	261,000	316,000
$550,000	44,000	99,000	166,100	226,600	287,100	347,600
$600,000	48,000	108,000	181,200	247,200	313,200	379,200

Pension Benefits

We and our subsidiary, Intelsat Global Service Corporation, maintain a tax-qualified defined benefit pension plan called the Intelsat Staff Retirement Plan, which we refer to as the Pension Plan. In addition, we and our subsidiary maintain a non-qualified pension plan called the Intelsat Restoration Plan, which we refer to as the Restoration Plan. Eligible participants in the Pension Plan and the Restoration Plan are those employees of Intelsat, Ltd. and its U.S. subsidiaries who were hired before July 19, 2001, or in connection with Prior Intelsat’s November 2002 acquisition of most of the assets of COMSAT World Systems and COMSAT Digital Teleport, Inc., as well as one employee of our Intelsat Bermuda subsidiary. The estimated aggregate amount accrued by us in 2005 to provide for annual pension benefits under the Pension Plan and the Restoration Plan for Prior Intelsat’s current executive officers, excluding two individuals who were not executive officers as of the date of the actuarial valuation, was approximately $58,000.

Pension Plan

Benefits under the Pension Plan are based on a participant’s years of service and base salary, with differing benefit formulas and vesting schedules that vary depending upon a participant’s date of hire. Effective January 1, 2006, certain cost-of-living adjustments and surviving spouse benefits, as defined in the Pension Plan, are limited to compensation earned prior to December 31, 2005, and benefits accrued after December 31, 2005 will not be taken into account in determining a surviving child’s death benefit, as defined in the Pension Plan. Benefits payable under the Pension Plan may also be adjusted to reflect amounts transferred from our Supplemental Retirement Income Plan described below and for other adjustments, including after-tax employee contributions and cost-of-living adjustments. The normal retirement date for a participant under the Pension Plan is the first date of the calendar month next following the date the participant attains the age of 65, although participants become fully vested in their accrued benefits by the age of 60. A participant may receive a reduced benefit upon his early retirement if he has completed at least three years of service and has attained the age of 55. The Pension Plan is funded through contributions made to a trust fund held by SEI Private Trust Company.

Restoration Plan

The Restoration Plan provides supplemental benefits to individuals whose benefits under the Pension Plan are limited by the provisions of Section 415 and/or Section 401(a)(17) of the

Internal Revenue Code. The benefit payable to a participant under the Restoration Plan is equal to the difference between the benefit actually paid under the Pension Plan and the amount that would have been payable had the applicable Internal Revenue Code limitations not applied. Participants who had retired from the IGO prior to July 19, 2001 also receive an additional “gross-up” payment, which is intended to cover the retiree’s share of Medicare and Social Security taxes due on Restoration Plan benefits, plus any income and employment taxes due on such “gross-up” payment. Although the Restoration Plan is considered an unfunded plan, assets have been set aside in a “rabbi trust” fund held by UBS Trust Company. It is intended that benefits due under the Restoration Plan will be paid from this rabbi trust or from the general assets of the Intelsat entity that employs the participants in the Restoration Plan.

Other Postretirement Benefits

We provide health benefits for employees hired prior to January 1, 2004 who retire at or after age 60 with five years of consecutive service or after age 55 with ten years of consecutive service. Effective January 1, 2006, retiree medical benefits will be provided only to employees who remain continuously employed by us until retirement, who are enrolled in our medical plan at retirement, and who meet all of the following requirements as of December 31, 2005:

•	are at least age 45, and

•	have completed at least five years of service; and

•	whose age plus years of service total at least 60.

We provide these benefits under a plan that is unfunded. Benefits are paid as they become due.

Defined Contribution Plans

We and one of our U.S. subsidiaries maintain two tax-qualified, defined contribution plans: the Intelsat Supplemental Retirement Income Plan, referred to as the Supplemental Retirement Income Plan, and the Intelsat Retirement Savings Plan, referred to as the Retirement Savings Plan. Intelsat Bermuda maintains a defined contribution plan, called the Golden Accumulator Retirement Plan, for most of our employees based in Bermuda. Our Intelsat Global Sales subsidiary maintains a defined contribution plan, called the Intelsat Global Sales & Marketing Ltd. Stakeholder Pension Plan and referred to as the Stakeholder Pension Plan, for our employees based in the United Kingdom.

The aggregate amount contributed by Prior Intelsat in 2005 under its defined contribution plans for its current executive officers was $35,301.

Supplemental Retirement Income Plan

The Supplemental Retirement Income Plan provides benefits only to employees of Intelsat, Ltd. and its U.S. subsidiaries who were hired either before July 19, 2001, or in connection with Prior Intelsat’s November 2002 acquisition of most of the assets of COMSAT World Systems and COMSAT Digital Teleport, Inc., and to one employee of our Bermuda subsidiary.

A participant may defer, on a before- or after-tax basis, up to 16% of his base salary. The employing entity will match 50% of a participant’s deferrals, up to 3% of his base pay. These matching contributions become vested after the employee completes one year of service. All funds under the Supplemental Retirement Income Plan are held in trust by T. Rowe Price Trust Company.

Retirement Savings Plan

The Retirement Savings Plan provides benefits to employees and officers of our U.S. subsidiaries who have been hired on or after July 19, 2001. A participant may defer, on a before- or after-tax basis, up to 15% of his base salary. The employing entity will match 100% of a participant’s deferrals, up to 5% of the participant’s base salary. These matching contributions are fully vested. In addition, the employing entity will make an additional contribution each year equal to 4% of base pay for each participant who is employed on the last day of the year. These additional company contributions vest gradually over a three-year period. All funds under the Retirement Savings Plan are held in trust by T. Rowe Price Trust Company.

Golden Accumulator Retirement Plan

The Golden Accumulator Retirement Plan provides benefits to individuals employed by our Intelsat Sub Holdco subsidiary. Intelsat Bermuda contributes 10% of each covered employee’s salary, and employees are 100% vested in the employer’s contribution after two years of membership in the plan. The plan’s funds are invested by the plan administrator, BF&M Life Insurance Company Limited.

Stakeholder Pension Plan

The Stakeholder Pension Plan provides benefits to individuals employed by our Intelsat Global Sales subsidiary who have completed at least three months’ service and who elect to participate. The plan is a collection of individual policies, and each employee has his own pension policy within the plan, which he may be able to transfer to a job with a different employer. A participant may defer a percentage of gross earnings, which varies depending upon the participant’s age, up to the earnings cap established by law. Intelsat Global Sales makes a core contribution of 6% of each participating employee’s salary and matches the employee’s contributions, if any, up to 3% of his salary. All employer contributions vest immediately and are invested by the plan administrator, Norwich Union Life and Pensions Limited.

Non-Qualified Deferred Compensation Plan

Supplemental benefits were formerly provided to certain designated executives under a non-qualified deferred compensation plan called the Intelsat Supplemental Executive Retirement Plan, which was redesignated through amendment as the Intelsat Deferred Compensation Plan. This plan provided supplemental benefits based on the average compensation received over a specified period and the number of years of service by such participant. Participants in the Deferred Compensation Plan ceased accruing benefits under this plan as of July 19, 2001. Although the Deferred Compensation Plan is considered unfunded, assets have been set aside in a rabbi trust fund held by UBS Trust Company. It is intended that the benefits due under the Deferred Compensation Plan will be paid from this rabbi trust or from the general assets of the Intelsat entity that employs the participants in this plan.

Share Incentive Plans

Prior to the consummation of the Acquisition Transactions, Prior Intelsat had established two share incentive plans for its management and employees, referred to as the 2001 Share Option Plan and the 2004 Share Incentive Plan.

2001 Share Option Plan

Prior Intelsat’s 2001 Share Option Plan was established after its privatization in 2001 and was approved by its shareholders at a special general meeting of its shareholders held on

July 19, 2001. The 2001 Share Option Plan enabled it to make awards of share options to its directors, executive officers and its subsidiaries’ eligible employees, independent contractors, advisors and consultants.

Pursuant to Prior Intelsat’s 2001 Share Option Plan, options for Prior Intelsat’s ordinary shares were granted to its directors, executive officers and other employees. As of December 31, 2004, options to acquire a total of 2,877,559 of Prior Intelsat’s ordinary shares were outstanding under the 2001 Share Option Plan. Those individuals serving as Prior Intelsat’s directors and executive officers as of December 31, 2004 held options to purchase an aggregate of 643,910 of its ordinary shares as of that date.

Upon consummation of the Acquisition Transactions, each outstanding option to purchase ordinary shares under the 2001 Share Option Plan was cancelled and automatically converted into the right to receive a cash amount equal to the excess, if any, of the amount per share payable to Intelsat, Ltd.’s shareholders in connection with the Acquisition Transactions over the exercise price of the option. The amount per share payable to Intelsat, Ltd.’s shareholders in connection with the Acquisition Transactions is referred to as the amalgamation consideration. Upon consummation of the Acquisition Transactions on January 28, 2005, the aggregate cash amount for these options under the 2001 Share Option Plan was approximately $2.0 million.

2004 Share Incentive Plan

Prior Intelsat’s 2004 Share Incentive Plan was established in January 2004 and approved and adopted by its shareholders in March 2004. The 2004 Share Incentive Plan provided for the granting of share options, restricted shares, restricted share units, share appreciation rights, phantom shares and performance awards, referred to collectively in this prospectus as awards, to Prior Intelsat’s and its subsidiaries’ and specified affiliates’ employees, officers and directors.

Pursuant to Prior Intelsat’s 2004 Share Incentive Plan, awards were granted to its directors and executive officers and other employees. Of the awards granted, 594,269 restricted shares, 128,381 restricted share units and options to purchase 3,540,165 of Prior Intelsat’s ordinary shares were outstanding under the 2004 Share Incentive Plan as of December 31, 2004. Of these amounts, those individuals serving as Prior Intelsat’s directors and executive officers as of December 31, 2004 held 226,240 restricted shares, 94,000 restricted share units and options to purchase a total of 1,597,632 of Prior Intelsat’s ordinary shares. The options to purchase ordinary shares vest in equal one-third installments on each of the first, second and third anniversaries of the date of grant, with 100% vesting upon the occurrence of both a “change in control” of Intelsat, Ltd. and the option holder’s termination without “cause” or resignation for “good reason,” in each case as these terms are defined in the applicable award agreement. The restricted shares and restricted share units granted to employees vest on the third anniversary of the grant date, with pro rata accelerated vesting based on retirement within three years. The restricted shares and restricted share units granted to Prior Intelsat’s employees were subject to accelerated vesting upon the occurrence of both a change in control of Intelsat, Ltd. and the shareholder’s termination without cause or, in the case of Prior Intelsat’s executive officers and other senior employees, the shareholder’s resignation for good reason. The restricted share units granted to our directors vest on the first anniversary of the grant date, with 100% vesting upon the occurrence of a change in control.

At the time of closing of the Acquisition Transactions, each outstanding option to purchase ordinary shares under the 2004 Share Incentive Plan that was not vested at that time was cancelled and automatically converted into the right to receive a cash amount equal to the excess, if any, of the amalgamation consideration over the exercise price of the option, which will be paid out with interest when the option would have otherwise vested pursuant to its original terms. Each outstanding restricted share and restricted share unit granted under the 2004 Share Incentive Plan that was not vested at that time was cancelled and automatically converted into the right to receive a cash amount equal to the amalgamation consideration, which will be paid out with interest when the award would have otherwise vested pursuant to its original terms. The aggregate cash amount for the vested and unvested options, restricted shares and restricted share units under the 2004 Share Incentive Plan was approximately $34.8 million when the Acquisition Transactions closed on January 28, 2005. In addition, at the time of closing of the Acquisition Transactions, each option, restricted share and restricted share unit granted under the 2004 Share Incentive Plan that was vested or that was held by a person whose employment had been terminated in a specified manner designated in the applicable award agreement was cancelled and automatically converted into the right to receive a cash amount. This amount was equal to the excess, if any, of the amalgamation consideration over the exercise price in the case of such options and to the amalgamation consideration for such restricted shares or restricted share units in the case of such awards.

2005 Share Incentive Plan

On May 4, 2005, the 2005 Share Incentive Plan was adopted by the board of directors of Intelsat Holdings. The 2005 Share Incentive Plan provides for the granting of incentive share options, nonqualified share options, restricted shares, restricted share units, share appreciation rights, phantom shares and performance awards, referred to collectively in this prospectus as awards, to our and our subsidiaries’ and specified affiliates’ employees, officers and directors.

Up to 1,124,296 ordinary shares were reserved for the grant of awards to participants in the 2005 Share Incentive Plan. In connection with the closing of the PanAmSat Acquisition Transactions, Intelsat Holdings agreed to enter into share-based compensation arrangements under its existing 2005 Share Incentive Plan with certain directors, officers and key employees of Intelsat, PanAmSat and their respective subsidiaries. In the aggregate, these arrangements provided for the issuance of approximately 2.8% of the equity of Intelsat Holdings.

An aggregate of 928,978 restricted shares awarded under the 2005 Share Incentive Plan were outstanding as of December 31, 2005. Of such restricted shares outstanding, an aggregate of 725,282 were awarded under certain employment agreements to Intelsat Holdings’ and its subsidiaries executive officers. These shares are subject to transfer, vesting and other restrictions as set forth in the applicable employment agreements. A portion of these restricted shares generally vest over sixty months, subject to the executive’s continued employment. The vesting of certain of the shares awarded is also subject to the meeting of certain performance criteria similar in nature to the performance criteria described in the next paragraph. Lastly, a portion of these restricted shares are subject to immediate vesting under certain circumstances.

All of the remaining 203,696 restricted shares outstanding under the 2005 Share Incentive Plan at December 31, 2005 had been granted to Intelsat Holdings’ and its subsidiaries’ employees, including certain of their executive officers, effective as of January 28, 2005 pursuant to restricted share agreements. These restricted share agreements include transfer and other restrictions, and provide for vesting principally as follows: 50% of such restricted shares awarded are time vesting shares, with 7/60 of the time vesting shares vesting on August 1, 2005 and the remainder of the time vesting shares vesting in fifty-three equal monthly installments of 1/60 of the shares per month beginning September 1, 2005; and the remaining 50% of such restricted shares awarded are performance shares that vest if and when, prior to the eighth anniversary of January 28, 2005, the Investors have received a cumulative total return between

2.5 to 3 times the amounts invested by the Investors. Outstanding performance shares not vested by the eighth anniversary of their award shall be forfeited. Recipients of awards who terminate employment with Intelsat Holdings or its subsidiaries will forfeit unvested shares awarded, except that performance shares will remain outstanding for 180 days and will vest if performance vesting criteria are met within 180 days following termination without cause. We may repurchase vested shares following termination of employment of award recipients at fair market value (as defined in the 2005 Share Incentive Plan) or the lesser of fair market value or the exercise price, depending upon the circumstances as defined in the agreement.

Bonus Plan

The Bonus Plan was adopted by the board of directors of Intelsat Holdings in March, 2006. The Bonus Plan provides that certain of our and our subsidiaries’ employees, including executive officers, may be awarded cash bonuses based on the attainment of specific performance goals and business criteria established by our board of directors for participants in the Bonus Plan. These goals and criteria include certain revenues, covenant EBITDA, free cash flow as defined by the Compensation Committee and backlog targets.

THE TRANSACTIONS

The PanAmSat Acquisition Transactions

On August 28, 2005, Intelsat Bermuda entered into the Merger Agreement with PanAmSat Holdco and Merger Sub, a subsidiary of Intelsat Bermuda. Pursuant to the Merger Agreement, Intelsat Bermuda acquired PanAmSat Holdco on July 3, 2006 for total cash consideration of approximately $3.2 billion, with the stockholders of PanAmSat Holdco receiving $25.00 per common share (plus approximately $0.00927 as the pro rata share of undeclared regular quarterly dividends). Merger Sub was newly formed for the purpose of consummating the PanAmSat Acquisition Transactions. As part of this transaction, approximately $3.2 billion in existing debt of PanAmSat Holdco and its subsidiaries was either refinanced or remains outstanding.

The Merger and Related Events

In connection with, and in order to effect, the transactions contemplated by the Merger Agreement and the related financing, the following transactions have occurred:

•	Intelsat Bermuda has created a new direct wholly owned subsidiary, Intermediate Holdco;

•	Intelsat Bermuda transferred substantially all its assets (other than the capital stock of Merger Sub) and liabilities (including the notes) to Intermediate Holdco, but remained a guarantor of the acquisition finance notes and Intelsat Sub Holdco’s senior secured credit facilities, and became a guarantor of the notes; and

•	Merger Sub merged with PanAmSat Holdco, with PanAmSat Holdco continuing as the surviving corporation and being a direct wholly owned subsidiary of Intelsat Bermuda. Upon completion of the Merger Transaction, PanAmSat Holdco’s equity holders ceased to hold shares or other equity interests in PanAmSat Holdco.

In light of the Merger Transaction and the associated financing transactions, we do not expect that Intelsat Holdings will issue a cash dividend to its shareholders for a period of at least 12 months from July 3, 2006, absent an initial public offering of equity securities of Intelsat Holdings or one of its direct or indirect subsidiaries.

Funding Sources and Related Financings

In connection with the PanAmSat Acquisition Transactions Intelsat Sub Holdco entered into a new senior secured facility and PanAmSat Opco amended and restated its senior secured credit facility to change certain of the terms thereunder. The net proceeds of the New Intelsat Bermuda Notes, the net proceeds of the New PanAmSat Opco Notes, a borrowing by Intelsat Bermuda under a new $600 million senior unsecured credit facility and available cash on hand of Intelsat Bermuda and PanAmSat Holdco and their respective subsidiaries were used to consummate the PanAmSat Acquisition Transactions and to pay related fees and expenses and to fund the purchase of the 10 3/8% discount notes tendered in the Tender Offer, plus related fees.

Consummation of the PanAmSat Acquisition Transactions resulted in a change of control under the indenture governing PanAmSat Opco’s currently outstanding 9% Senior Notes due 2014, giving the holders of these notes the right to require the issuer thereof to repurchase these notes at the price stated in the indenture. We have commitments from certain financial institutions to provide us with necessary funding to make such repurchases, should we be required to do so. These commitments, however, are subject to the satisfaction or waiver of certain customary conditions. Except where explicitly stated otherwise herein, or where the context otherwise requires, the information in this prospectus, including all financial and pro forma information, assumes that holders do not exercise their rights to have PanAmSat Opco repurchase their notes upon such change of control resulting from the Merger Transaction. In the event PanAmSat Opco were required to make such a repurchase, we do not believe such repurchase would substantially increase our outstanding indebtedness. As discussed below, PanAmSat Holdco commenced a tender offer to purchase any and all of its outstanding 10 3/8% discount notes.

The Government Business Merger

Following consummation of the PanAmSat Acquisition Transactions, IGen acquired G2 Satellite Solutions Corporation, a subsidiary of PanAmSat Opco and the government services business of PanAmSat, for cash consideration in the amount of approximately $73 million by means of a merger in which G2 Satellite Solutions Corporation will merge into IGen with IGen continuing as the surviving entity. The $73 million purchase price will be adjusted to reflect any government contracts that cannot be assigned to IGen.

Other Intercompany Transactions

Following consummation of the PanAmSat Acquisition Transactions, substantially all of the employees of Intelsat Global Service Corporation will be transferred to PanAmSat Opco pursuant to an employee transfer agreement and that substantially all of the Intelsat entities and substantially all of the PanAmSat entities will enter into a master intercompany services agreement pursuant to which certain PanAmSat entities and Intelsat entities will provide services to each other. In each case, services will be provided on terms that are not materially less favorable to each party than are available on an arms’ length basis and on terms that the board of directors of each of Intelsat Bermuda and PanAmSat Holdco determine to be fair.

Share-Based Compensation

In connection with the closing of the PanAmSat Acquisition Transactions, Intelsat Holdings entered into share-based compensation arrangements under its existing 2005 Share Incentive Plan with certain directors, officers and key employees of Intelsat, PanAmSat and their respective subsidiaries. In the aggregate, these arrangements provided for the issuance of approximately 2.8% of the equity of Intelsat Holdings.

The Tender Offer and Consent Solicitation

On May 30, 2006, PanAmSat Holdco commenced a Tender Offer to purchase any and all of its outstanding $416.0 million aggregate principal amount at maturity ($289.5 million accreted principal amount at March 31, 2006) 10 3/8% discount notes for cash. In connection with the Tender Offer, PanAmSat Holdco also solicited the consent of the holders of the 10 3/8% discount notes to amend the indenture governing the 10 3/8% discount notes to, among other things, eliminate substantially all of the restrictive covenants, certain events of default and certain other provisions contained in that indenture.

The amendment to the indenture governing the 10 3/8% discount notes was approved by the requisite holders of the 10 3/8% discount notes on June 14, 2006 and upon the expiration of the Tender Offer on July 3, 2006, the holders of approximately 99.65% of the outstanding 10 3/8% discount notes have tendered their notes.

The 10 3/8% discount notes not tendered to PanAmSat Holdco in the Tender Offer remain outstanding obligations of PanAmSat Holdco.

Intelsat Bermuda Intercompany Loan

Intelsat Bermuda extended to PanAmSat Holdco several intercompany loans in an aggregate principal amount at the time of borrowing equal to approximately $1,281.4 million, the proceeds of which were used by PanAmSat Holdco to fund a portion of the purchase price of the PanAmSat acquisition and to pay the Tender Amount. The Intelsat Bermuda Intercompany Loan is evidenced by several promissory notes and will mature on June 15, 2016. $1,031.4 million of the Intelsat Bermuda Intercompany Loan bears cash interest at a rate of 11 1/4% per annum and $250 million is non-cash pay and will accrete to approximately $718 million aggregate principal amount at maturity.

Post-closing Transactions

Upon consummation of the PanAmSat Acquisition Transactions, we renamed PanAmSat Holdco and PanAmSat Opco as Intelsat Holding Corporation and Intelsat Corporation, respectively.

In addition, Intelsat Bermuda created a new direct wholly owned subsidiary in Gibraltar that owns all of the equity of a subsidiary organized in Poland, referred to as Intelsat Poland, which has registered a branch in Luxembourg, referred to as Intelsat Poland, Luxembourg Branch. Following the consummation of the PanAmSat Acquisition Transactions, Intelsat Bermuda effected the contribution of the Intelsat Bermuda Intercompany Loan to Intelsat Poland, Luxembourg Branch and, upon receipt of any applicable FCC and other regulatory approvals, Intelsat Bermuda intends to effect the contribution of the stock of PanAmSat Holdco, which will become the parent of PanAmSat Holdco to Intelsat Poland, Luxembourg Branch. Following consummation of these transactions, PanAmSat Holdco will become an indirect subsidiary of Intelsat Bermuda.

Except where explicitly stated otherwise herein, or where the context otherwise requires, the information in this prospectus, does not give effect to the contribution of the stock of PanAmSat Holdco to Intelsat Poland, Luxembourg Branch.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Transactions Related to the PanAmSat Acquisition Transactions

Monitoring Fee Agreement and Transaction Fee

In connection with the closing of the PanAmSat Acquisition Transactions, Intelsat Bermuda entered into a monitoring fee agreement, referred to as the MFA, with the Sponsors, or affiliates of, or entities advised by, designated by or associated with, the Sponsors, as the case may be, referred to collectively as the MFA parties, pursuant to which the MFA parties provide certain monitoring, advisory and consulting services with respect to Intelsat Bermuda, PanAmSat Holdco and their respective subsidiaries. Pursuant to the MFA, an annual fee equal to the greater of $6.25 million and 1.25% of PanAmSat Opco Adjusted EBITDA (as defined in the indenture governing the New PanAmSat Opco Notes) will be paid, and Intelsat Bermuda will reimburse the MFA parties for their out-of-pocket expenses. Intelsat Bermuda will also agree to indemnify the MFA parties and their directors, officers, employees, agents and representatives for losses relating to the services contemplated by the MFA and the engagement of the MFA parties pursuant to, and the performance by them of the services contemplated by, the MFA. To the extent permitted by the agreements and indentures governing indebtedness of Intelsat Bermuda, PanAmSat Holdco and their respective subsidiaries, upon a change of control or qualified initial public offering as defined in the MFA, the MFA parties may at their option receive, in lieu of the annual fee, a lump sum payment equal to the then present value of all then current and future monitoring fees payable, based on certain assumptions, including a termination date which will be the earlier of (i) the twelfth anniversary of the date of the closing of the PanAmSat Acquisition Transactions, (ii) such time as the Sponsors and their affiliates own less than 5% of the beneficial economic interest of Intelsat Holdings and (iii) such earlier date as the MFA parties and PanAmSat Holdco may mutually agree upon.

In addition, as payment for certain structuring and advisory services rendered, Intelsat Bermuda paid an aggregate transaction and advisory fee of $40 million to the MFA parties, upon the closing of the PanAmSat Acquisition Transactions.

Post-Acquisition Transactions

Voting Agreement

Intelsat, Ltd. is party to an agreement with Intelsat Holdings pursuant to which, for so long as Intelsat Holdings holds a majority of the outstanding voting stock of Intelsat, Ltd., the Board of Directors of Intelsat, Ltd. shall consist solely of individuals selected by the shareholders of Intelsat Holdings as being eligible to serve as directors of Intelsat, Ltd. All of the directors of Intelsat, Ltd. have been so selected by the shareholders of Intelsat Holdings.

Shareholders Agreement

In connection with the Acquisition Transactions, the shareholders of Intelsat Holdings, including each of the Investors and certain members of Prior Intelsat’s management entered into a shareholders agreement relating to Intelsat Holdings, and Intelsat Holdings adopted bye-laws implementing this agreement. The shareholders agreement and these bye-laws are referred to as the Governing Documents. The Governing Documents, among other things, (1) provide for the governance of Intelsat Holdings and its subsidiaries, (2) provide specific rights to and limitations upon the holders of Intelsat Holdings’ share capital with respect to shares held by such holders, such as tag-along and drag along rights, and (3) provide specific rights and limitations with respect to sales of shares of Intelsat Holdings, such as transfer restrictions, registration rights and other rights relating to certain liquidity events. The parties to the shareholders’ agreement hold 100% of the share capital of Intelsat Holdings.

Monitoring Fee Agreement and Transaction Fee

In connection with the closing of the Acquisition Transactions, Intelsat Bermuda (later assumed by Intelsat Sub Holdco as part of the Transfer Transactions) entered into a monitoring fee agreement, referred to as the 2005 MFA, with the MFA parties pursuant to which the MFA parties provide certain monitoring, advisory and consulting services to us. Pursuant to the 2005 MFA, we are obligated to pay an annual fee equal to the greater of $6.25 million and 1.25% of Adjusted EBITDA (as defined in the indenture governing the acquisition finance notes), and to reimburse the MFA parties for their out-of-pocket expenses. We have also agreed to indemnify the MFA parties and their directors, officers, employees, agents and representatives for losses relating to the services contemplated by the 2005 MFA and the engagement of the MFA parties pursuant to, and the performance by them of the services contemplated by, the 2005 MFA. To the extent permitted by the agreements and indentures governing indebtedness of Intelsat Bermuda and its subsidiaries, upon a change of control or qualified initial public offering as defined in the 2005 MFA, the MFA parties may at their option receive, in lieu of the annual fee, a lump sum payment equal to the then present value of all then current and future monitoring fees payable, based on certain assumptions, including a termination date of January 28, 2017. Intelsat recorded expense for services associated with the 2005 MFA of approximately $9.5 million during the period January 1 to January 31, 2005 and approximately $12.0 million during the period February 1 to December 31, 2005. During 2006, we paid $11.9 million for services associated with the 2005 MFA.

In addition, as payment for certain structuring and advisory services rendered, Intelsat Bermuda paid an aggregate transaction and advisory fee of $50 million to the MFA parties, upon the closing of the Acquisition Transactions. On May 13, 2005, the MFA parties waived a portion of the annual fee they were entitled to receive under the 2005 MFA with respect to fiscal 2004. Either Intelsat Bermuda or Intelsat Sub Holdco also expects to pay a transaction fee to the MFA parties in connection with the closing of the PanAmSat Acquisition Transactions.

Sponsor Investment

In April 2005, SkyTerra, an affiliate of Apollo, one of the Sponsors, indirectly acquired 50% of the Class A units of HNS, one of our corporate network services customers. On December 31, 2005, Hughes Communications acquired these Class A units pursuant to a separation agreement under which SkyTerra contributed to Hughes Communications certain of SkyTerra’s assets and liabilities, including the 50% Class A membership interest in HNS owned at that time by SkyTerra. On January 1, 2006, Hughes Communications acquired the remaining 50% of HNS Class A membership interests. On February 21, 2006, SkyTerra and Hughes Communications separated into two publicly owned companies when SkyTerra, which then owned all of the outstanding shares of Hughes Communications common stock, distributed those shares to each holder of SkyTerra’s common, non-voting common and preferred stock and its Series 1-A and 2-A warrants. As a result of the distribution, Apollo, the controlling stockholder of SkyTerra, became the controlling stockholder of Hughes Communications.

Dividends

On February 11, 2005, Intelsat, Ltd. and Zeus Special Subsidiary Limited issued the discount notes. As part of the Transfer Transactions, the proceeds of the offering of the discount notes, together with cash on hand, were used to pay a dividend from Intelsat Bermuda to its parent

Intelsat, Ltd., which Intelsat, Ltd. used to make a distribution to its parent Intelsat Holdings, which in turn used those funds to repurchase a portion of the outstanding preferred shares of Intelsat Holdings. The repurchased preferred shares were held by the Investors and certain members of Prior Intelsat’s management.

On November 4, 2005, Intelsat Sub Holdco paid a dividend of approximately $198.8 million to its parent Intelsat Bermuda, which in turn paid a dividend of that same amount to its parent Intelsat, Ltd., which in turn paid a dividend of that same amount to its parent Intelsat Holdings. On November 4, 2005, Intelsat Holdings used these funds to repurchase all of the outstanding preferred shares of Intelsat Holdings, which were held by the Investors and certain members of Prior Intelsat’s management. The dividend paid by Intelsat Sub Holdco was funded with cash generated from the operating activities of its subsidiaries.

In light of the Merger Transaction and the associated financing transactions, we do not expect that Intelsat Holdings will issue a cash dividend to its shareholders for a period of at least 12 months from July 3, 2006, absent an initial public offering of equity securities of Intelsat Holdings or one of its direct or indirect subsidiaries.

FTI Engagement Contract

On June 27, 2005, Prior Intelsat entered into an engagement contract with FTI Palladium Partners, a division of FTI Consulting, Inc., a corporate finance consulting firm, pursuant to which it provides interim management services to us. See “Management—Employment and Separation Agreements.”

Pre-Acquisition Transactions

Relationships with Prior Shareholders

In connection with the privatization, Prior Intelsat entered into several contracts with entities that were at that time shareholders or their affiliates, including Videsh Sanchar Nigam Limited, France Telecom and COMSAT Corporation, a subsidiary of Lockheed Martin Corporation. Prior to the closing of the Acquisition Transactions, as of October 1, 2004, France Telecom, Lockheed Martin Corporation and Tata Sons Limited, which holds a controlling interest in Videsh Sanchar Nigam Limited, each had beneficial ownership of greater than 5% of our outstanding ordinary shares. In addition, on the privatization date, the IGO transferred certain contracts with Videsh Sanchar Nigam Limited, France Telecom and its affiliates, and various subsidiaries and affiliates of Lockheed Martin Corporation to our subsidiaries Intelsat LLC, Intelsat Global Service Corporation and Intelsat Global Sales. Prior Intelsat also entered into several agreements with COMSAT Corporation and other subsidiaries of Lockheed Martin Corporation since the privatization date. Some of these contracts are summarized below. We believe that, in all cases, these contracts were entered into on an arm’s-length basis and on normal commercial terms.

Restructuring Agreement

Prior Intelsat entered into the Restructuring Agreement with most of the IGO’s former Signatories and Investing Entities on July 17, 2001. The Restructuring Agreement provided for the transfer by the IGO of substantially all of its assets and liabilities to us and our subsidiaries. In consideration for the transfer of these assets, Prior Intelsat issued ordinary shares directly to each former Signatory or Investing Entity that was a party to the Restructuring Agreement in an amount proportional to its investment share in the IGO. Under the terms of the Restructuring Agreement, we agreed to indemnify each Signatory and Investing Entity party thereto for any liability arising out of any activity conducted or authorized by the IGO prior to July 18, 2001.

Novation Agreements

Intelsat Global Sales has entered into novation agreements with Videsh Sanchar Nigam Limited, France Telecom, several France Telecom affiliates and various subsidiaries and affiliates of Lockheed Martin Corporation. For a detailed description of the terms and conditions of the novation agreements, see “Business—Certain Customer Service Agreements—Novation Agreements.”

COMSAT Asset Purchase Agreement

On March 15, 2002, Prior Intelsat entered into an asset purchase agreement with COMSAT Corporation and COMSAT Digital Teleport, Inc. On November 25, 2002, pursuant to this agreement, we purchased most of the assets of COMSAT World Systems, a business unit of COMSAT, and of COMSAT Digital Teleport, Inc., a subsidiary of COMSAT. COMSAT is a wholly owned subsidiary of Lockheed Martin Corporation, which, prior to the consummation of the Acquisition Transactions, was our largest shareholder. The assets that we acquired in this transaction include substantially all of COMSAT World Systems’ customer contracts for the sale of our capacity, a digital teleport facility in Clarksburg, Maryland, and earth stations located in Clarksburg, Maryland and Paumalu, Hawaii that provide TT&C and monitoring services for our satellites.

Prior Intelsat also entered into contracts with other Lockheed Martin Corporation entities relating to the provision to these entities of tracking, telemetry, command and monitoring and other services that had been previously provided to these entities by COMSAT or COMSAT Digital Teleport, Inc.

Prior Intelsat paid a total purchase price of approximately $135 million for the assets we acquired. This purchase price was comprised of cash, the assumption of net liabilities, a $5 million payment due in 2007 and a contingent payment of $15 million, payable in three installments of $5 million per year in 2008, 2009 and 2010. We will not be required to pay installments of the $15 million contingent payment if we are not operating tracking, telemetry, command and monitoring facilities at the Clarksburg location and potential local development initiatives have occurred that have had or are reasonably expected to have a material adverse effect on our use of the Clarksburg facilities. However, if we relocate a substantial portion of our tracking, telemetry, command and monitoring operations conducted at Clarksburg to another location and no such local development initiatives have occurred, then any unpaid installments of this contingent payment become payable immediately. Prior Intelsat has assumed most of the liabilities, including contingent liabilities, relating to the assets we have acquired.

The two earth stations that we have acquired are among the primary TT&C stations used in our ground network. In addition, we have assumed from COMSAT the lease for the building and the land for the Clarksburg earth station, which expires in 2012.

COMSAT General Transaction

On October 29, 2004, Prior Intelsat and certain of its subsidiaries completed our acquisition of the business of providing satellite-based communications services to the U.S. government and other customers of the COMSAT Sellers. Prior Intelsat acquired this business for a purchase price of approximately $90 million, net of assumed liabilities of approximately $30 million and transaction costs of approximately $2 million. The $30 million of assumed liabilities included a $10 million accommodation fee to be paid in connection with our purchase of a launch vehicle from an affiliate of the COMSAT Sellers. We funded the acquisition by using cash on hand. The assets that we acquired included certain customer and vendor contracts and accounts receivable, as well as rights to FCC and other governmental licenses, leased business premises and other related assets, including an ownership interest in the Marisat-F2 satellite, which operates at 33.9° West with an orbital inclination in excess of 13°. In addition, we assumed certain contractual commitments related to the business.

The COMSAT Sellers are directly or indirectly wholly owned by Lockheed Martin Corporation, our largest shareholder before the closing of the Acquisition Transactions. In addition, the COMSAT Sellers were collectively one of our largest customers before the closing of the COMSAT General Transaction. Pursuant to our transaction agreement with the COMSAT Sellers, Prior Intelsat and the COMSAT Sellers or their affiliates have entered into a number of agreements, including the launch services agreement with an affiliate noted above and agreements relating to the provision of transition services by the COMSAT Sellers for a specified period of time after the closing of the transaction. See “Business—Our Network—Planned Satellites for further information regarding the launch services agreement.”

Lockheed Launch Support Agreement and Other Lockheed Agreements

In 2002, Prior Intelsat entered into a master ordering agreement with Lockheed Martin Commercial Space Systems (“LMCSS”) for our provision to LMCSS of commercial launch support systems. LMCSS is an affiliate of Lockheed Martin Corporation, which prior to the consummation of the Acquisition Transactions, was our largest shareholder. Under this agreement, we will provide in-orbit testing, launch and early orbit phase support of LMCSS’ missions. The agreement offered a menu of services at predetermined rates and was in effect through February 12, 2006, at which time the agreement terminated.

Prior Intelsat has also entered into other agreements with subsidiaries of Lockheed Martin Corporation pursuant to which these subsidiaries provide services to us, including lifecycle testing of some of the batteries used in our satellites and the development and installation of new infrastructure relating to our time division multiple access services.

Minority Investment in WildBlue Communications, Inc.

In 2003, Prior Intelsat purchased approximately 30% of WildBlue, a company offering broadband internet access services in the continental United States via satellite, for $58 million. In connection with this investment, we agreed to purchase 50% of any shares sold by one of the other minority investors, at the investor’s option, up to a maximum purchase price of $5.0 million. This purchase agreement remains in effect until April 20, 2007. Two of our executive officers are directors of WildBlue. Prior Intelsat has also entered into agreements pursuant to which we provide services to WildBlue, including consulting services relating to earth station construction.

PRINCIPAL SHAREHOLDERS

Intelsat, Ltd. is 100% owned by Intelsat Holdings. Intelsat Holdings is currently owned by the Investors and certain members of our management and other designated employees.

The members of each of Intelsat, Ltd.’s and Intelsat Bermuda’s board of directors nominated by each of the Investor groups may be deemed to beneficially own shares owned by the Investors in such Investor group. The following table and accompanying footnotes show information regarding the beneficial ownership of Intelsat Holdings’ common shares by:

•	each person known by us to beneficially own 5% or more of Intelsat Holdings’ outstanding common shares;

•	each of Intelsat Holdings’ and our directors;

•	each named executive officer and newly appointed executive officers; and

•	all directors and executive officers as a group.

The percentage of beneficial ownership set forth below is based on 12,792,295 number of Intelsat Holdings’ common shares issued and outstanding as of July 3, 2006. Intelsat Holdings’ common shares are comprised of 9,792,295 Class A common shares, 969,691 Class B common shares and 2,030,309 Class C common shares. All shares listed in the table below are Class A common shares, which are entitled to one vote per share, unless otherwise indicated in the notes thereto. Unless otherwise indicated, the address of each person named in the table below is or will be c/o Intelsat Holdings, Wellesley House North, 2nd Floor, 90 Pitts Bay Road, Pembroke HM 08, Bermuda.

Name of Beneficial Owner	Shares Beneficially Owned (1)	Percentage of Shares Beneficially Owned (2)
Funds advised by Apax Partners (3)	3,000,000	23.4%
Apollo Management V, LP (4)	3,000,000	23.4%
MDCP IV Global Investments, LP (5)	2,997,670	23.4%
Funds advised by Permira (6)	3,000,000	23.4%
Andrew D. Africk (7)	3,000,000	23.4%
Douglas C. Grissom (8)	2,997,670	23.4%
Richard A. Haight (9)	3,000,000	23.4%
James N. Perry, Jr. (8)	2,997,670	23.4%
Alan Peyrat (10)	3,000,000	23.4%
Andrew P. Sillitoe (10)	3,000,000	23.4%
Aaron J. Stone (7)	3,000,000	23.4%
Nicola Volpi (9)	3,000,000	23.4%
David McGlade (11)	258,267	2.0%
Conny L. Kullman	*	*
Phillip L. Spector	*	*
Jeffrey Freimark (12)	*	*
Joseph Wright (13)	*	*
James Frownfelter (14)	*	*
William Atkins (15)	*	*
Ramu Potarazu (16)	*	*
David Meltzer (17)	*	*
Kevin Mulloy (18)	*	*
Directors and Executive Officers as a Group (15 persons)	12,454,736	97.4%

*	Represents beneficial ownership of less than one percent of common shares outstanding.
(1)	The amounts and percentages of Intelsat Holdings’ common shares beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power”, which includes the power to vote or to direct the voting of such security, or “investment power”, which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed to be a beneficial owner of such securities as to which such person has an economic interest.
(2)	These percentages are calculated by dividing the sum of the Class A common shares, Class B common shares and Class C common shares beneficially owned by the sum of the Class A common shares, Class B common shares and Class C common shares outstanding. Note that the Class C shares are not entitled to vote on the election or removal of directors, and the Class B shares are entitled to approximately 3.09 votes per share with respect to election or removal of directors.
(3)	Represents (i) 1,500,089 Class C shares held by Apax WW Nominees Limited as nominee for Apax Europe V-A, L.P., (ii) 269,818 Class B shares held by Apax WW Nominees Limited as nominee for Apax Europe V-B, L.P., (iii) 153,396 Class B shares held by Apax WW Nominees Limited as nominee for Apax Europe V—C GmbH & Co. KG, (iv) 202,166 Class B shares held by Apax WW Nominees Limited as nominee for Apax Europe V—D, L.P., (v) 201,348 Class B shares held by Apax WW Nominees Limited as nominee for Apax Europe V—E, L.P., (vi) 35,419 Class B shares held by Apax WW Nominees Limited as nominee for Apax Europe V—F, C.V., (vii) 35,419 Class B shares held by Apax WW Nominees Limited as nominee for Apax Europe V—G, C.V., (viii) 1,145 Class B shares held by Apax WW Nominees Limited as nominee for Apax Europe V—1, L.P., (ix) 1,200 Class B shares held by Apax WW Nominees Limited as nominee for Apax Europe V—2, L.P., (x) 512,700 Class C shares held by Apax Excelsior VI, L.P., (xi) 41,880 Class B shares held by Apax Excelsior VI-A, C.V., (xii) 27,900 Class B shares held by Apax Excelsior VI-B, C.V., and (xiii) 17,520 Class C shares held by Patricof Private Investment Club III, L.P. (items (i) through (xiii) collectively referred to as the “Apax Funds”). The address of Apax WW Nominees Limited is 15 Portland Place, London WIB 1PT, United Kingdom. The address of Apax Excelsior VI, L.P., Apax Excelsior VI-A, C.V., Apax Excelsior VI-B, C.V., and Patricof Private Investment Club III, L.P. is 445 Park Avenue, 11th Floor, New York, New York 10022, United States of America. The address of Apax Europe V-A, L.P., Apax Europe V-B, L.P., Apax Europe V-C GmbH & Co KG, Apax Europe V-D, L.P., Apax Europe V-E, L.P., Apax Europe V-F, C.V., Apax Europe V-G, C.V., Apax Europe V-1, L.P. and Apax Europe V-2, L.P. is Alexander House, PO Box 431, 13-15 Victoria Road, St. Peter Port, Guernsey, Channel Islands GYI 3ZD.
(4)	Represents shares of common stock held by AIF V Euro Holdings, L.P. an investment partnership affiliated with Apollo Management V, L.P. The address of each of these entities is c/o Apollo Management V, L.P., 9 West 57th Street, New York, NY 10019.
(5)	Represents shares of common stock held by MDCP IV Global Investments, LP, a limited partnership. MDP IV Global GP, LP is the sole general partner of MDCP IV Global Investments, LP and may therefore be deemed the beneficial owner of such shares. MDP Global Investors, Limited is the sole general partner of MDP IV Global GP, LP and may therefore be deemed the beneficial owner of such shares. Members of MDP Global Investors, Limited have the right to vote and dispose of the shares held by MDP Global Investors Limited. The address for all of these persons is c/o Madison Dearborn Partners, Three First National Plaza, Suite 3800, Chicago, Illinois 60602.
(6)	Represents (i) 746,494 shares held by Permira Europe III G.P. Limited, as general partner of Permira Europe III G.P. L.P., as general partner of Permira III L.P.1, (ii) 2,153,886 shares held by Permira Europe III G.P. Limited, as general partner of Permira III G.P. L.P., as general partner of Permira Europe III L.P.2, (iii) 28,192 shares held by Permira Europe III G.P. Limited, as general partner of Permira Europe III G.P. L.P., as managing limited partner of Permira Europe III GmbH & Co. KG (iv) 18,238 shares held by Permira Europe III G.P. Limited, as administrator of Permira Europe III Co-Investment Scheme, and (v) 53,190 shares held by Permira Nominees Limited, as nominee for Permira Investments Limited. The address of Permira III G.P. Limited, Permira Europe III G.P. L.P., Permira Europe III L.P.1, Permira Europe III L.P.2, Permira Nominees Limited, Permira Investments Limited and Permira Europe III Co-Investment Scheme is Trafalgar Court, Les Banques, St Peter Port, Guernsey, Channel Islands, GY1 3QL. The address of Permira Europe III GmbH & Co. KG is Kardinal—Faulhaber—Strasse 10, Funf Hofe, 80333 Munich, Germany.
(7)	Includes shares of common stock held by AIF V Euro Holdings, L.P. an investment partnership affiliated with Apollo Management V, L.P. Andrew D. Africk is interested in certain of the shares held by AIF V Euro Holdings, L.P. by virtue of being a Senior Partner of Apollo Advisors L.P. an affiliate of Apollo Management V, L.P. Aaron Stone is interested in certain of the shares held by AIF V Euro Holdings, L.P. by virtue of being a being a partner of Apollo Advisors L.P. an affiliate of Apollo Management V, L.P. Each of Messrs. Africk and Stone disclaims beneficial ownership in the shares held by these entities except to the extent of his pecuniary interest. The address of each of these entities and of Messrs. Africk and Stone is c/o Apollo Management V, L.P., 9 West 57th Street, New York, NY 10019.
(8)

Includes shares of common stock held by MDCP IV Global Investments, LP, a limited partnership. Mr. Grissom is interested in certain of the shares held by MDCP IV Global Investments LP by virtue of being a limited partner of MDP IV Global GP, LP. Mr. Perry is interested in certain of the shares held by MDCP IV Global Investments, LP by virtue of being a Managing Director of MDP Global Investors, Limited and a limited partner of MDP IV Global GP, LP. Each of Messrs. Grissom and Perry disclaims beneficial ownership in the shares held by these entities except to the extent of his pecuniary interest. The address for all of these persons is c/o Madison Dearborn Partners, Three First National Plaza, Suite 3800, Chicago, Illinois 60602.

(9)	Includes (i) 746,494 shares held by Permira Europe III G.P. Limited, as general partner of Permira Europe III G.P. L.P., as general partner of Permira III L.P.1, (ii) 2,153,886 shares held by Permira Europe III G.P. Limited, as general partner of Permira III G.P. L.P., as general partner of Permira Europe III L.P.2, (iii) 28,192 shares held by Permira Europe III G.P. Limited, as general partner of Permira Europe III G.P. L.P., as managing limited partner of Permira Europe III GmbH & Co. KG (iv) 18,238 shares held by Permira Europe III G.P. Limited, as administrator of Permira Europe III Co-Investment Scheme, and (v) 53,190 shares held by Permira Nominees Limited, as nominee for Permira Investments Limited. Mr. Haight is interested in certain of the shares held by funds advised by Permira by virtue of being (i) a participant in the Permira Europe III Co-investment Scheme; (ii) a limited partner in Permira Europe III G.P. L.P., (iii) interested in certain of the shares held by Permira Nominees Limited, as nominee for Permira Investments Limited. Mr. Haight disclaims beneficial ownership in the shares held by the funds advised by Permira except to the extent of his pecuniary interest. Mr. Volpi is interested in certain of the shares held by funds advised by Permira by virtue of being (i) a limited partner in a limited partner in Permira Europe III G.P. L.P., (ii) interested in certain of the shares held by Permira Nominees Limited, as nominee for Permira Investments Limited. Mr. Volpi disclaims beneficial ownership in the shares held by the funds advised by Permira except to the extent of his pecuniary interest. The address of Permira Europe III G.P. Limited, Permira Europe III G.P. L.P., Permira Europe III L.P.1, Permira Europe III L.P.2, Permira Nominees Limited, Permira Investments Limited and Permira Europe III Co-Investment Scheme is Trafalgar Court, Les Banques, St Peter Port, Guernsey, Channel Islands GY1 3QL. The address of Permira Europe III GmbH & Co. KG is Kardinal—Faulhaber—Strasse 10, Funf Hofe, 80333 Munich, Germany.
(10)	Includes beneficial ownership of (i) 1,500,089 Class C shares held by Apax WW Nominees Limited as nominee for Apax Europe V-A, L.P., (ii) 269,818 Class B shares held by Apax WW Nominees Limited as nominee for Apax Europe V-B, L.P., (iii) 153,396 Class B shares held by Apax WW Nominees Limited as nominee for Apax Europe V—C GmbH & Co. KG, (iv) 202,166 Class B shares held by Apax WW Nominees Limited as nominee for Apax Europe V—D, L.P., (v) 201,348 Class B shares held by Apax WW Nominees Limited as nominee for Apax Europe V—E, L.P., (vi) 35,419 Class B shares held by Apax WW Nominees Limited as nominee for Apax Europe V—F, C.V., (vii) 35,419 Class B shares held by Apax WW Nominees Limited as nominee for Apax Europe V—G, C.V., (viii) 1,145 Class B shares held by Apax WW Nominees Limited as nominee for Apax Europe V—1, L.P., (ix) 1,200 Class B shares held by Apax WW Nominees Limited as nominee for Apax Europe V—2, L.P., (x) 512,700 Class C shares held by Apax Excelsior VI, L.P., (xi) 41,880 Class B shares held by Apax Excelsior VI-A, C.V., (xii) 27,900 Class B shares held by Apax Excelsior VI-B, C.V., and (xiii) 17,520 Class C shares held by Patricof Private Investment Club III, L.P. (items (i) through (xiii) collectively referred to as the “Apax Funds”). Alan Peyrat (a director of Intelsat Holdings, Ltd.) is interested in certain of the Apax Funds by virtue of being a Principal of Apax Partners, L.P., a subadviser to the Apax Funds. Andrew Sillitoe is interested in certain of the Apax Funds by virtue of being a Partner of Apax Partners Worldwide LLP, a subadviser to the Apax Funds. Each of Messrs. Peyrat and Sillitoe disclaims beneficial ownership in the shares of common stock held by the Apax Funds except to the extent of his pecuniary interest. The address of Apax WW Nominees Limited is 15 Portland Place, London WIB 1PT, United Kingdom. The address of Apax Excelsior VI, L.P., Apax Excelsior VI-A, C.V., Apax Excelsior VI-B, C.V. and Patricof Private Investment Club III, L.P. is 445 Park Avenue, 11th Floor, New York, New York 10022, United States of America. The address of Apax Europe V-A, L.P., Apax Europe V-B, L.P., Apax Europe V-C GmbH & Co KG, Apax Europe V-D, L.P., Apax Europe V-E, L.P., Apax Europe V-F, C.V., Apax Europe V-G, C.V., Apax Europe V-1, L.P. and Apax Europe V-2, L.P. is Alexander House, PO Box 431, 13-15 Victoria Road, St. Peter Port, Guernsey, Channel Islands GYI 3ZD. The address of Mr. Peyrat is c/o Apax Partners, L.P., 445 Park Avenue, New York, NY 10022, United States of America. The address for Mr. Sillitoe is c/o Apax Partners Worldwide LLP, 15 Portland Place, London W1B 1PT, United Kingdom.
(11)	Mr. McGlade exercises voting power over these shares, a portion of which are subject to vesting and other restrictions described in “Management—Compensation and Benefits—New Equity Compensation.”
(12)	Mr. Freimark holds options to purchase 84,658 Class A shares. See “Management—Compensation and Benefits.”
(13)	In connection with the completion of the PanAmSat Acquisition Transactions, Mr. Wright received options to purchase Class A shares. See “Management—Compensation and Benefits.”
(14)	In connection with the completion of the PanAmSat Acquisition Transactions, Mr. Frownfelter received options to purchase Class A shares. See “Management—Compensation and Benefits.”
(15)	Mr. Atkins ceased to serve as Executive Vice President and Chief Financial Officer effective as of June 30, 2005, at which time he was replaced by Mr. Medlin, Acting Chief Financial Officer.
(16)	Mr. Potarazu resigned as Chief Operating Officer effective as of February 9, 2006.
(17)	Mr. Meltzer’s employment terminated effective February 14, 2005, and he was replaced by Mr. Spector effective February 15, 2005.
(18)	Mr. Mulloy resigned as Chairman and President of Intelsat Global Service Corporation effective as of January 27, 2006.

DESCRIPTION OF OTHER INDEBTEDNESS

The following is a summary of our outstanding indebtedness upon consummation of the Transactions. For additional information regarding Prior Intelsat’s historical debt and other financing arrangements, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources,” Note 14 to our audited consolidated financial statements and Note 10 to our unaudited condensed consolidated financial statements included elsewhere in this Prospectus. For additional information regarding PanAmSat’s historical debt and other financing arrangements, see Note 10 to PanAmSat Holdco’s audited consolidated financial statements and Note 6 to its unaudited condensed consolidated financial statements included elsewhere in this Prospectus.

Intelsat

Senior Secured Credit Facilities

On July 3, 2006, in connection with the Transactions, Intelsat Sub Holdco entered into new senior secured credit facilities. The senior secured credit facilities consist of:

•	a $344.8 million senior secured term loan facility with a seven-year maturity; and

•	a $300 million senior secured revolving credit facility with a six-year maturity.

Under the prior term loan facility, a $150 million loan was drawn on the closing date of the Acquisition Transactions and the initial funding of the prior senior secured credit facilities and $200 million was drawn in connection with the repayment of the 2005 Eurobond Notes at maturity in February 2005.

Revolving loans under the revolving credit facility will be available so long as the aggregate amount to be incurred, together with other loans outstanding under the term loan facility and certain other debt, does not exceed an amount that is $1,000 less than 15% of our consolidated net tangible assets. The revolving credit facility is available on a revolving basis and terminates six years from the closing date of the PanAmSat Acquisition Transactions. $200 million of the revolving credit facility is available for issuance of letters of credit. Additionally, a portion of the revolving credit facility is available for swing line loans. Both the face amount of any outstanding letters of credit and any swing line loans will reduce availability under the revolving credit facility on a dollar for dollar basis.

The interest rates with respect to loans under the senior secured credit facilities are based, at the option of Intelsat Sub Holdco, on (i) the higher of (a) the prime rate of Citibank, N.A. (or an affiliate thereof) and (b) the federal funds effective rate plus 0.5%; in each case plus an applicable margin as determined in accordance with the credit agreement or (ii) the rate (as adjusted) at which eurodollar deposits for one, two, three, six or, if available, nine or twelve months, as selected by Intelsat Sub Holdco, are offered in the interbank eurodollar market, plus an applicable margin as determined in accordance with the credit agreement.

The obligations under Intelsat Sub Holdco’s senior secured credit facilities are guaranteed by Intermediate Holdco and certain of Intelsat Sub Holdco’s subsidiaries. The obligations under the senior secured credit facilities are secured by a perfected first priority security interest to the extent legally permissible in substantially all of Intelsat Sub Holdco’s and the guarantors’ tangible and intangible assets, with certain exceptions.

Covenants

The senior secured credit facilities contain customary representations, warranties and covenants for the type and nature of the PanAmSat Acquisition Transactions and a borrower such as Intelsat Sub Holdco, including limitations on Intelsat Sub Holdco’s or its subsidiaries’ ability to:

•	incur or guarantee additional debt or issue disqualified stock, subject to certain exceptions;

•	pay dividends, or make redemptions and repurchases, with respect to ordinary shares or capital stock;

•	create or incur certain liens;

•	make certain loans or investments;

•	make acquisitions or investments, engage in mergers, acquisitions, amalgamations, asset sales and sale lease-back transactions; and

•	engage in transactions with affiliates.

The senior secured credit facilities do not contain a limitation on capital expenditures. The senior secured credit facilities require Intelsat Sub Holdco to maintain a pro forma senior secured debt leverage ratio not greater than 1.5 to 1.0 at the end of each fiscal quarter. Lenders holding a majority of the outstanding obligations under the revolving credit facility have the ability to amend, modify or waive a default under the senior secured debt leverage ratio covenant.

Events of Default

The senior secured credit facilities contain events of default with respect to:

•	default in payment of principal when due;

•	default in the payment of interest, fees or other amounts after a specified grace period;

•	material breach of the representations or warranties;

•	default in the performance of specified covenants;

•	failure to make any payment when due, under any indebtedness with a principal amount in excess of a specified amount;

•	certain bankruptcy events;

•	certain ERISA violations;

•	invalidity of any security agreement or guarantee;

•	material judgments; or

•	a change of control (as defined in the senior secured credit facilities).

Senior Unsecured Credit Facility

In connection with the Transactions, Intelsat Bermuda entered into a senior unsecured credit facility with affiliates of certain of the initial purchasers to provide financing of $600.0 million.

If any borrowings under the senior unsecured credit facility (the “initial loans”) remain outstanding on the one-year anniversary (the “initial maturity date”) of the closing of the senior unsecured credit facility, the initial loans will automatically be exchanged for senior unsecured notes (the “senior unsecured exchange notes”) that Intelsat Bermuda will issue under an indenture. The maturity date of the senior unsecured exchange notes will be the tenth anniversary after the closing of the senior unsecured credit facility. Holders of the senior unsecured exchange notes will have registration rights.

Borrowings under the senior unsecured credit facility bear interest at a rate equal to a LIBOR rate determined by reference to the costs of funds for eurodollar deposits for a one-month or three-month period, plus 6%; provided that in no event shall such rate exceed 11 1/4%. If issued, the interest rate on the senior unsecured exchange notes will have a fixed interest rate equal to 11 1/4% per annum.

Prepayments and Redemptions

The senior unsecured credit facility contains substantially the same prepayment and redemption provisions as the 11 1/4% Senior Notes due 2016 of Intelsat Bermuda, referred to as the 2016 Notes, except that in the first year we may voluntarily repay outstanding initial loans, in whole or in part, at our option at any time upon three days’ prior notice at 100% of the principal amount thereof plus accrued and unpaid interest and subject to customary “breakage” costs with respect to such LIBOR loans.

Guarantees

The initial loans and any senior unsecured exchange notes will not be guaranteed by any of Intelsat Bermuda’s subsidiaries.

Covenants and Events of Default

The senior unsecured credit facility and any unsecured exchange notes will contain substantially the same covenants and events of default as the 2016 Notes.

Floating Rate Senior Notes due 2013, Senior Notes due 2016 and Guaranteed Senior Notes due 2016

On July 3, 2006, in connection with the PanAmSat Acquisition Transactions, Intelsat Bermuda issued $260 million in aggregate principal amount of its Floating Rate Senior Notes due 2013, referred to as the New Floating Rate Notes, $1,330 million in aggregate principal amount of its 11 1/4% Senior Notes due 2016, referred to as the 2016 Notes, and $750 million in aggregate principal amount of its 9 1/4% Senior Notes due 2016, referred to as the Guaranteed Notes, and together with the New Floating Rate Notes and the 2016 Notes, the New Intelsat Bermuda Notes, in each case in a private placement to initial purchasers who resold the notes pursuant to Rule 144A in the United States and in accordance with Regulation S outside of the United States.

Interest is payable on the New Intelsat Bermuda Notes semi-annually on June 15 and December 15, commencing, on December 15, 2006. Intelsat Bermuda may redeem some or all of the New Floating Rate Notes, the 2016 Notes and the Guaranteed Notes at any time prior to June 15, 2008, June 15, 2011 and June 15, 2011, respectively, at the redemption prices set forth in the New Intelsat Bermuda Notes. Intelsat Bermuda may also redeem up to 35% of the outstanding 2016 Notes or Guaranteed Notes, as applicable, before June 15, 2009, and 100% of the outstanding Floating Rate Notes before June 15, 2008, with the proceeds of certain equity offerings and capital contributions subject to limitations and at redemption prices set forth in the New Intelsat Bermuda Notes.

The New Intelsat Bermuda Notes are senior unsecured obligations of Intelsat Bermuda and rank equally with Intelsat Bermuda’s other senior unsecured indebtedness. The Guaranteed Notes are guaranteed by Intelsat, Ltd., Intelsat Sub Holdco and certain subsidiaries of Intelsat Sub Holdco. The Floating Rate Notes and the 2016 Notes are guaranteed by Intelsat, Ltd.

Covenants

The terms of the New Intelsat Bermuda Notes include the following covenants:

•	a limitation on Intelsat Bermuda’s and some of its subsidiaries’ ability to incur additional debt;

•	a limitation on Intelsat Bermuda’s and some of its subsidiaries’ ability to pay dividends or repurchase Intelsat Bermuda’s ordinary shares;

•	a limitation on Intelsat Bermuda’s and some of its subsidiaries’ ability to make certain investments;

•	a limitation on Intelsat Bermuda’s and some of its subsidiaries’ ability to enter into transactions with affiliates;

•	a limitation on merger, consolidation and sale of our assets, applicable to Intelsat Bermuda and some of its subsidiaries;

•	a limitation on Intelsat Bermuda’s and some of its subsidiaries’ ability to incur liens on any of our assets securing other indebtedness, unless the New Intelsat Bermuda Notes are equally and ratably secured.

Events of Default

The New Intelsat Bermuda Notes contain events of default with respect to:

•	default in payments of interest after a 30-day grace period or a default in the payment of principal when due;

•	default in the performance of any covenant in the indenture that continues for more than 60 days after notice of default has been provided to Intelsat Bermuda;

•	failure to make any payment when due, including applicable grace periods, under any indebtedness for money borrowed by Intelsat, Ltd., Intelsat Bermuda or a significant subsidiary thereof having a principal amount in excess of $75 million;

•	the acceleration of the maturity of any indebtedness for money borrowed by Intelsat, Ltd., Intelsat Bermuda or a significant subsidiary thereof having a principal amount in excess of $75 million;

•	insolvency or bankruptcy of Intelsat, Ltd., Intelsat Bermuda or a significant subsidiary thereof; or

•	with respect to the Guaranteed Notes, any guarantee of a significant subsidiary which ceases to be in full force and effect.

If any of these events of default occurs and is continuing with respect to the New Intelsat Bermuda Notes, the trustee or the holders of not less than 25% in principal amount of the New Intelsat Bermuda Notes may declare the entire principal amount of the New Intelsat Bermuda Notes to be immediately due and payable. If any event of default with respect to the New Intelsat Bermuda Notes occurs because of events of bankruptcy, insolvency or reorganization, the entire principal amount of the New Intelsat Bermuda Notes will be automatically accelerated, without any action by the trustee or any holder.

Floating Rate Senior Notes due 2012, Senior Notes due 2013 and Senior Notes due 2015

On January 28, 2005, Intelsat Bermuda issued $875 million in aggregate principal amount of its 8 1/4% Senior Notes due 2013 and $675 million in aggregate principal amount of its 8 5/8% Senior Notes due 2015, referred to together as the Fixed Rate Notes, and $1,000 million in aggregate principal amount of its Floating Rate Senior Notes due 2012, referred to as the Floating Rate Notes, and together with the Fixed Rate Notes, the acquisition finance notes, in each case in a private placement to initial purchasers who resold the notes pursuant to Rule 144A in the United States and in accordance with Regulation S outside of the United States. As part of the Transfer Transactions, Intelsat Sub Holdco became the obligor on the acquisition finance notes, and Intelsat Bermuda executed a supplemental indenture pursuant to which it became a guarantor of the acquisition finance notes. On March 17, 2006, Intelsat Sub Holdco exchanged substantially all of the unregistered acquisition finance notes for notes registered under the Securities Act, through an exchange offer conducted pursuant to a registration rights agreement entered into with the initial purchasers of the acquisition finance notes. On July 3, 2006, Intelsat Bermuda transferred substantially all of its assets to Intermediate Holdco and Intermediate Holdco assumed substantially all of the then-existing liabilities of Intelsat Bermuda, including Intelsat Bermuda’s guarantee of the acquisition finance notes. Intelsat Bermuda, Intermediate Holdco and Intelsat Sub Holdco executed a supplemental indenture pursuant to which Intermediate Holdco affirmed the guarantee of the acquisition finance notes that it assumed in connection with the transfer of Intelsat Bermuda’s liabilities to Intermediate Holdco and Intelsat Bermuda became a guarantor of the acquisition finance notes.

Interest is payable on the acquisition finance notes semi-annually on January 15 and July 15, commencing, in the case of the registered acquisition finance notes, on July 15, 2006. Intelsat Sub Holdco may redeem some or all of the Floating Rate Notes at any time at the redemption prices set forth in the Floating Rate Notes. Intelsat Sub Holdco may also redeem up to 35% of the outstanding Fixed Rate Notes before January 15, 2008 with the proceeds of certain equity offerings and capital contributions subject to limitations and at redemption prices set forth in the acquisition finance notes.

The acquisition finance notes are senior unsecured obligations of Intelsat Sub Holdco and rank equally with Intelsat Sub Holdco’s other senior unsecured indebtedness. The acquisition finance notes are guaranteed by Intelsat Ltd., Intelsat Bermuda and certain subsidiaries of Intelsat Sub Holdco. In connection with the PanAmSat Acquisition Transactions, Intermediate Holdco executed a supplemental indenture pursuant to which it became a guarantor of the acquisition finance notes.

Covenants

The terms of the acquisition finance notes include the following covenants:

•	a limitation on Intelsat Sub Holdco’s and some of its subsidiaries’ ability to incur additional debt;

•	a limitation on Intelsat Sub Holdco’s and some of its subsidiaries’ ability to pay dividends or repurchase Intelsat Sub Holdco’s ordinary shares;

•	a limitation on Intelsat Sub Holdco’s and some of its subsidiaries’ ability to make certain investments;

•	a limitation on Intelsat Sub Holdco’s and some of its subsidiaries’ ability to enter into transactions with affiliates;

•	a limitation on merger, consolidation and sale of assets, applicable to Intelsat Sub Holdco and some of its subsidiaries;

•	a limitation on Intelsat Sub Holdco’s and some of its subsidiaries’ ability to incur liens on any of our assets securing other indebtedness, unless the acquisition finance notes are equally and ratably secured.

Events of Default

The acquisition finance notes contain events of default with respect to:

•	default in payments of interest after a 30-day grace period or a default in the payment of principal when due;

•	default in the performance of any covenant in the indenture that continues for more than 60 days after notice of default has been provided to Intelsat Sub Holdco;

•	failure to make any payment when due, including applicable grace periods, under any indebtedness for money borrowed by Intelsat Sub Holdco or a significant subsidiary thereof having a principal amount in excess of $50 million;

•	the acceleration of the maturity of any indebtedness for money borrowed by Intelsat Sub Holdco or a significant subsidiary thereof having a principal amount in excess of $50 million;

•	insolvency or bankruptcy of Intelsat Sub Holdco or one of its significant subsidiaries; or

•	any guarantee of a significant subsidiary which ceases to be in full force and effect.

If any of these events of default occurs and is continuing with respect to the acquisition finance notes, the trustee or the holders of not less than 25% in principal amount of the acquisition finance notes may declare the entire principal amount of the acquisition finance notes to be immediately due and payable. If any event of default with respect to the acquisition finance notes occurs because of events of bankruptcy, insolvency or reorganization, the entire principal amount of the acquisition finance notes will be automatically accelerated, without any action by the trustee or any holder.

Senior Notes due 2008 and Senior Notes due 2013

On November 7, 2003, Intelsat, Ltd. issued $400 million in aggregate principal amount of 5 1/4% Senior Notes due 2008, referred to as the Original 2008 Senior Notes, and $700 million in aggregate principal amount of 6 1/2% Senior Notes due 2013, referred to as the Original 2013 Senior Notes, in each case in a private placement to initial purchasers who resold the notes pursuant to Rule 144A in the United States and in accordance with Regulation S outside of the

United States. In February 2004, Intelsat, Ltd. exchanged substantially all of these notes for notes registered under the Securities Act, referred to as the 2008 Senior Notes and the 2013 Senior Notes, respectively, after an exchange offer conducted pursuant to a registration rights agreement that Intelsat, Ltd. entered into with the initial purchasers of the Original 2008 Senior Notes and the Original 2013 Senior Notes. Interest is payable on the 2008 Senior Notes and the 2013 Senior Notes semi-annually on May 1 and November 1 of each year. Intelsat, Ltd. may redeem some or all of the 2008 Senior Notes and the 2013 Senior Notes at any time at the redemption prices set forth in the 2008 Senior Notes and the 2013 Senior Notes, respectively. Intelsat, Ltd. may also redeem the outstanding 2008 Senior Notes and the 2013 Senior Notes in whole in the event of certain tax changes affecting the Senior Notes, as set forth in the indenture to the 2008 Senior Notes and the 2013 Senior Notes.

The 2008 Senior Notes and the 2013 Senior Notes are senior unsecured obligations of Intelsat, Ltd. and rank equally with Intelsat, Ltd.’s other senior unsecured indebtedness.

Covenants

The terms of the 2008 Senior Notes and the 2013 Senior Notes each include the following covenants:

•	a limitation on merger, consolidation and sale of our assets, applicable to Intelsat, Ltd. and some of its subsidiaries;

•	a limitation on Intelsat, Ltd.’s and some of its subsidiaries’ ability to incur liens on any of our assets securing other indebtedness, unless the 2008 Senior Notes and the 2013 Senior Notes are equally and ratably secured; and

•	a limitation on sale leaseback transactions, applicable to Intelsat, Ltd. and some of its subsidiaries.

Events of Default

The 2008 Senior Notes and the 2013 Senior Notes each contain events of default with respect to:

•	default in payments of interest after a 30-day grace period or a default in the payment of principal when due;

•	default in the performance of any covenant in the indenture that continues for more than 90 days after notice of default has been provided to Intelsat, Ltd.;

•	failure to make any payment when due, including applicable grace periods, under any indebtedness for money borrowed by Intelsat, Ltd. or a significant subsidiary thereof having a principal amount in excess of $50 million;

•	the acceleration of the maturity of any indebtedness for money borrowed by Intelsat, Ltd. or a significant subsidiary thereof having a principal amount in excess of $50 million; or

•	insolvency or bankruptcy of Intelsat, Ltd. or one of its significant subsidiaries.

If any of these events of default occurs and is continuing with respect to the 2008 Senior Notes, the trustee or the holders of not less than 25% in principal amount of the 2008 Senior Notes may declare the entire principal amount of the 2008 Senior Notes to be immediately due and payable. If any event of default with respect to the 2008 Senior Notes occurs because of events of bankruptcy, insolvency or reorganization, the entire principal amount of the 2008 Senior Notes will be automatically accelerated, without any action by the trustee or any holder. Similarly, if any of these events of default occurs and is continuing with respect to the 2013 Senior Notes, the trustee or the holders of not less than 25% in principal amount of the 2013 Senior Notes may declare the entire principal amount of the 2013 Senior Notes to be immediately due and payable. If any event of default with respect to the 2013 Senior Notes occurs because of events of bankruptcy, insolvency or reorganization, the entire principal amount of the 2013 Senior Notes will be automatically accelerated, without any action by the trustee or any holder.

Senior Notes due 2012

On April 15, 2002, Intelsat, Ltd. issued $600 million in aggregate principal amount of 7 5/8% Senior Notes due April 15, 2012, referred to as the Original 2012 Senior Notes, in a private placement to initial purchasers who resold the notes pursuant to Rule 144A in the United States and in accordance with Regulation S outside of the United States. In January 2003 Intelsat, Ltd. exchanged these notes for notes registered under the Securities Act, referred to as the 2012 Senior Notes, after an exchange offer conducted pursuant to a registration rights agreement Intelsat, Ltd. entered into with the initial purchasers of the Original 2012 Senior Notes. Interest is payable on the 2012 Senior Notes semi-annually on April 15 and October 15 of each year. Intelsat, Ltd. may redeem some or all of the 2012 Senior Notes at any time at the redemption prices set forth in the 2012 Senior Notes. Intelsat, Ltd. may also redeem the outstanding 2012 Senior Notes in whole in the event of certain tax changes affecting the 2012 Senior Notes, as set forth in the indenture to the 2012 Senior Notes.

The 2012 Senior Notes are senior unsecured obligations of Intelsat, Ltd. and rank equally with Intelsat, Ltd.’s other senior unsecured indebtedness.

Because the 2012 Senior Notes were issued under the same indenture as the 2008 Senior Notes and the 2013 Senior Notes noted above, the terms of the 2012 Senior Notes include substantially the same covenants and events of default as noted above with respect to the 2008 Senior Notes and the 2013 Senior Notes.

PanAmSat

Senior Secured Credit Facilities

On July 3, 2006, in connection with the Transactions, PanAmSat Opco amended and restated its senior secured credit facilities. PanAmSat Opco’s senior secured credit facilities consist of:

•	a $355.91 million senior secured Term Loan A-3 Facility with a six-year maturity;

•	a $1,635.1 million senior secured Term Loan B-2 Facility with a seven and one half-year maturity; and

•	a $250.0 million senior secured revolving credit facility with a six-year maturity.

$150.0 million of the revolving credit facility is available for issuance of letters of credit. Additionally, $35.0 million of the revolving credit facility is available for swing line loans. Both the face amount of any outstanding letters of credit and any swing line loans will reduce availability under our revolving credit facilities on a dollar-for-dollar basis

The interest rates with respect to loans under the senior secured credit facilities are based, at the option of PanAmSat Opco, on (i) the higher of (a) the prime rate of Citibank, N.A. (or an affiliate thereof) and (b) the federal funds effective rate plus 0.5%; in each case plus an applicable margin as determined in accordance with the credit agreement or (ii) the rate (as adjusted) at which eurodollar deposits for one, two, three, six or, if available, nine or twelve months, as selected by PanAmSat Opco, are offered in the interbank eurodollar market, in each case, plus an applicable margin as determined in accordance with the credit agreement.

PanAmSat Opco’s obligations under its senior secured credit facilities are guaranteed by its current and certain future domestic subsidiaries.

The obligations under PanAmSat Opco’s senior secured credit facilities are secured by a perfected first priority security interest to the extent legally permissible in substantially all of PanAmSat Opco’s tangible and intangible assets and substantially all of the tangible and intangible assets of each of its current and future domestic subsidiaries, with certain exceptions.

Certain of the collateral pledged to secure PanAmSat Opco’s obligations under its senior secured credit facilities is shared with the holders of PanAmSat Opco’s $150.0 million 6 3/8% Senior Notes due 2008 and $125.0 million 6 7/8% Senior Debentures due 2028.

Covenants

The senior secured credit facilities contain customary representations, warranties and covenants for the type and nature of the PanAmSat Acquisition Transactions and a borrower such as PanAmSat Opco, including limitations on PanAmSat Opco’s or its subsidiaries’ ability to:

•	incur or guarantee additional debt or issue disqualified stock, subject to certain exceptions;

•	pay dividends, or make redemptions and repurchases, with respect to ordinary shares or capital stock;

•	create or incur certain liens;

•	make certain loans or investments;

•	make acquisitions or investments, engage in mergers, acquisitions, asset sales and sale lease-back transactions; and

•	engage in transactions with affiliates.

The senior secured credit facilities do not contain a limitation on capital expenditures. The senior secured credit facilities require PanAmSat Opco to maintain a pro forma senior secured debt leverage ratio not greater than 4.25 to 1.0 at the end of each fiscal quarter. Lenders holding a majority of the outstanding obligations and undrawn commitments under the revolving credit facility have the ability to amend, modify or waive any default under the senior secured debt leverage ratio covenant.

Events of default

The senior secured credit facilities contain events of default with respect to:

•	default in payment of principal when due;

•	default in the payment of interest, fees or other amounts after a specified grace period;

•	material breach of the representations or warranties;

•	default in the performance of specified covenants;

•	failure to make any payment when due, under any indebtedness with a principal amount in excess of a specified amount;

•	certain bankruptcy events;

•	certain ERISA violations;

•	invalidity of any security agreement or guarantee;

•	material judgments; or

•	a change of control (as defined in the senior secured credit facilities).

PanAmSat Opco’s Senior Notes

9% Senior Notes due 2016

On July 3, 2006, in connection with the PanAmSat Acquisition Transactions, PanAmSat Opco issued $575 million of its 9% Senior Notes due 2016. Interest on these notes is payable semi-annually on June 15 and December 15 of each year, beginning December 15, 2006. These notes mature on June 15, 2016. Prior to June 15, 2011, PanAmSat Opco has the option to redeem all or a portion of these notes at a price equal to 100% of the principal amount thereof plus a “make-whole” premium. PanAmSat Opco may also redeem these notes on or after June 15, 2011 at par plus accrued interest plus a premium equal to 104.5%, which premium shall decline ratably on each yearly anniversary of the date of issuance to zero on the date that is two years prior to the maturity date of these notes. In addition, until June 15, 2009, PanAmSat Opco may redeem up to 35% of the outstanding notes with the proceeds of certain equity offerings and capital contributions. Upon a change of control (as defined in the indenture governing these notes), PanAmSat Opco will be required to make an offer to repurchase these notes at 101% of the aggregate principal amount, plus accrued and unpaid interest, if any. In addition, if PanAmSat Opco makes certain asset sales, it may be required to offer to repurchase some or all of these notes at a purchase price equal to 100% of the principal amount plus accrued and unpaid interest, if any.

The indenture governing these notes limits PanAmSat Opco’s ability and the ability of its restricted subsidiaries to incur or guarantee additional debt or issue disqualified stock or preferred stock; pay dividends or make other equity distributions; repurchase or redeem capital stock; make investments or other restricted payments; create liens; enter into sale and lease-back transactions; sell assets or consolidate or merge with or into other companies; create limitations on the ability of PanAmSat Opco’s restricted subsidiaries to make dividends or distributions to PanAmSat Opco; and engage in transactions with affiliates. Subject to certain exceptions, the indenture permits PanAmSat Opco and its restricted subsidiaries to incur additional indebtedness, including secured indebtedness.

9% Senior Notes due 2014

On August 20, 2004, PanAmSat Opco issued $1,010.0 million of 9% Senior Notes due 2014. Interest on these notes are payable semi-annually on February 15 and August 15 of each year, beginning February 15, 2005. These notes mature on August 15, 2014. Prior to August 15, 2009, PanAmSat Opco has the option to redeem all or a portion of these notes at a price equal to

100% of the principal amount thereof plus a “make-whole” premium. PanAmSat Opco may also redeem these notes on or after August 15, 2009 at par plus accrued interest plus a premium equal to 4 1/2%, which premium shall decline ratably on each yearly anniversary of the date of issuance to zero on the date that is two years prior to the maturity date of these notes. In addition, until August 15, 2007, PanAmSat Opco may redeem up to 35% of the original principal amount of these notes with the proceeds of certain equity offerings. Upon a change of control (as defined in the indenture governing these notes), including as a result of the Transactions, PanAmSat Opco will be required to make an offer to repurchase these notes at 101% of the aggregate principal amount, plus accrued and unpaid interest and Special Interest (as defined in the 9% senior notes), if any. In addition, if PanAmSat Opco makes certain asset sales, PanAmSat Opco may be required to offer to repurchase some or all of these notes at a purchase price equal to 100% of the principal amount plus accrued and unpaid interest and Special Interest (as defined in the 9% senior notes), if any.

On April 1, 2005, PanAmSat Opco redeemed $353.5 million, or 35%, of its 9% senior notes and approximately $656.5 million of the 9% senior notes remaining outstanding.

The indenture governing these notes limits PanAmSat Opco’s ability and the ability of its restricted subsidiaries to incur or guarantee additional debt or issue disqualified stock or preferred stock; pay dividends or make other equity distributions; repurchase or redeem capital stock; make investments or other restricted payments; create liens; enter into sale and lease-back transactions; sell assets or consolidate or merge with or into other companies; create limitations on the ability of PanAmSat Opco’s restricted subsidiaries to make dividends or distributions to PanAmSat Opco; and engage in transactions with affiliates. Subject to certain exceptions, the indenture permits PanAmSat Opco and its restricted subsidiaries to incur additional indebtedness, including secured indebtedness.

8 1/2% Senior Notes due 2012

PanAmSat Opco has approximately $1.2 million aggregate principal amount of its 8 1/2% Senior Notes due 2012 outstanding after completing a tender offer for those bonds. In connection with that tender offer, PanAmSat Opco also received the consent of the holders of these notes to eliminate substantially all of the restrictive covenants contained in the indenture related thereto. The remaining notes rank equal in right of payment with PanAmSat Opco’s 9% senior notes.

6 3/8% Senior Notes due 2008 and 6 7/8% Senior Debentures due 2028

The 6 3/8% Senior Notes due 2008 and 6 7/8% Senior Debentures due 2028 were issued pursuant to an indenture, dated January 16, 1998, between PanAmSat Opco and JPMorgan Chase Bank, N.A. (f/k/a The Chase Manhattan Bank), as Trustee. The 6 3/8% Senior Notes due 2008 are limited to $150.0 million aggregate principal amount and the 6 7/8% Senior Debentures due 2028 are limited to $125.0 million aggregate principal amount, in each case all of which is presently outstanding. The indenture governing these securities contains limitations on PanAmSat Opco’s ability to incur liens and enter into sale and lease-back transactions. These notes and debentures are secured equally and ratably with respect to certain pledged collateral under PanAmSat Opco’s senior secured credit facilities.

PanAmSat Holdco’s Senior Discount Notes

On October 19, 2004, PanAmSat Holdco issued $416.0 million aggregate principal amount at maturity of 10 3/8% Senior Discount Notes due 2014. The 10 3/8% discount notes have an initial accreted value of $601.03 per $1,000 principal amount at maturity and accrete at the rate of 10 3/8% per year, compounded semi-annually to, but not including, November 1, 2009.

On May 30, 2006, PanAmSat Holdco commenced a Tender Offer to repurchase the 10 3/8% discount notes. In connection with the Tender Offer, PanAmSat Holdco also solicited the consent of the holders of the 10 3/8% discount notes to amend the indenture governing the 10 3/8% discount notes to, among other things, eliminate substantially all of the restrictive covenants, certain events of default and certain other provisions contained in that indenture.

The amendment to the indenture governing the 10 3/8% discount notes was approved by the requisite holders of the 10 3/8% discount notes on June 14, 2006 and upon the expiration of the Tender Offer on July 3, 2006, the holders of approximately 99.65% of the outstanding 10 3/8% discount notes tendered their notes. On June 14, 2006 a supplement to the indenture governing the 10 3/8% discount notes was executed, which amended the indenture to eliminate substantially all of the restrictive covenants, certain events of default and certain other provisions contained in that indenture.

The 10 3/8% discount notes not tendered to PanAmSat Holdco in the Tender Offer remain outstanding obligations of PanAmSat Holdco.

PanAmSat Holdco’s Intelsat Bermuda Intercompany Loan

Intelsat Bermuda extended to PanAmSat Holdco several intercompany loans in an aggregate principal amount at the time of borrowing equal to approximately $1,281.4 million, the proceeds of which were used by PanAmSat Holdco to fund a portion of the purchase price of the PanAmSat acquisition and to pay the Tender Amount. The Intelsat Bermuda Intercompany Loan is evidenced by several promissory notes and matures on June 15, 2016. $1,031.4 million of the Intelsat Bermuda Intercompany Loan bears cash interest at a rate of 11 1/4% per annum and $250 million is non-cash pay and will accrete to approximately $718 million aggregate principal amount at maturity.

DESCRIPTION OF THE NOTES

General

Capitalized terms used in this “Description of the Notes” section and not otherwise defined have the meanings set forth in the section “—Certain Definitions.” As used in this “Description of the Notes” section, the “Issuer,” “we,” “us” and “our” mean Intermediate Holding Company, Ltd., and not any of its Subsidiaries, and “Holdings” means Intelsat, Ltd. and not any of its Subsidiaries. As used in this “Description of the Notes,” (i) “original notes” means the notes issued on February 11, 2005 and (ii) “exchange notes” means the notes issued pursuant to the exchange offer.

The Issuer issued $478.7 million in aggregate principal amount at maturity of original notes and will issue up to an equal aggregate principal amount at maturity of exchange notes in exchange therefore. Holdings is a co-obligor on the notes. The notes were issued at a substantial discount from their principal amount at maturity and generated gross proceeds of approximately $305.3 million. The notes were issued under an indenture (the “indenture”), dated as of February 11, 2005, among the Issuer (as successor to Intelsat Bermuda) and Holdings and Wells Fargo Bank, National Association, as Trustee. In connection with the PanAmSat Acquisition Transactions, Intermediate Holdco executed a supplemental indenture pursuant to which it became the Issuer of the notes and Intelsat Bermuda executed a supplemental Indenture pursuant to which it became a guarantor of the notes. Copies of the indenture may be obtained from the Issuer upon request.

The following summary of certain provisions of the indenture and the notes does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the indenture, including the definitions of certain terms therein and those terms made a part thereof by the TIA.

We and Holdings may issue additional notes (“additional notes”) from time to time after this offering without notice or the consent of holders of notes. Any offering of additional notes is subject to the covenant described below under the caption “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock.” The notes and any additional notes subsequently issued under the indenture will be treated as a single class for all purposes under the indenture, including, without limitation, waivers, amendments, redemptions and offers to purchase.

Accreted Value of, premium, if any, and interest on the notes will be payable, and the notes may be exchanged or transferred, at the office or agency of the Issuer as specified in the indenture (which initially shall be the principal corporate trust office of the Trustee), except that, at the option of the Issuer, payment of interest may be made by check mailed to the holders at their registered addresses.

The notes will be issued only in fully registered form, without coupons, in denominations of $1,000 and any integral multiple of $1,000. No service charge will be made for any registration of transfer or exchange of notes, but the Issuer and Holdings may require payment of a sum sufficient to cover any transfer tax or other similar governmental charge payable in connection therewith.

Terms of the Notes

The notes will be unsecured senior obligations of the Issuer and Holdings. The notes will not be entitled to the benefit of any mandatory sinking fund.

The notes will mature on February 1, 2015. Until February 1, 2010, interest will accrue on the notes at the rate of 9 1/4% per annum in the form of an increase in the Accreted Value (representing amortization of original issue discount) between, in the case of the exchange notes, the date of issuance and February 1, 2010, on a semi-annual basis using a 360-day year comprised of twelve 30-day months, such that the Accreted Value shall be equal to the full principal amount at maturity of the notes on February 1, 2010 (the “Full Accretion Date”). Beginning on the Full Accretion Date, cash interest on the notes will accrue at the rate of 9 1/4% per annum and will be payable semiannually on February 1 and August 1 of each year to holders of record at the close of business on the January 15 or July 15 immediately preceding such interest payment dates, commencing August 1, 2010.

No cash will accrue on the notes prior to the Full Accretion Date, although for U.S. federal income tax purposes a significant amount of original issue discount, taxable as ordinary income, will be recognized by a holder as such discount accretes. See “Taxation” for a discussion regarding the taxation of such original issue discount.

Optional Redemption

On and after February 1, 2010, the Issuer may redeem the notes, at its option, in whole at any time or in part from time to time, upon not less than 30 nor more than 60 days’ prior notice mailed by first-class mail to each holder’s registered address, at the following redemption prices (expressed as a percentage of principal amount at maturity thereof), plus accrued and unpaid interest, if any, to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date), if redeemed during the 12-month period commencing on February 1 of the years set forth below:

Period	Redemption Price
2010	104.625%
2011	103.083%
2012	101.542%
2013 and thereafter	100.000%

In addition, prior to February 1, 2010, the Issuer may redeem the notes, at its option, in whole at any time or in part from time to time, upon not less than 30 nor more than 60 days’ prior notice mailed by first-class mail to each holder’s registered address, at a redemption price equal to 100% of the Accreted Value of the notes redeemed plus the Applicable Premium as of the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date).

Optional Redemption Upon Equity Offering. Notwithstanding the foregoing, at any time and from time to time on or prior to February 1, 2008, the Issuer may redeem in the aggregate up to 35% of the original aggregate principal amount at maturity of the notes (calculated after giving effect to any issuance of any additional notes) with the net cash proceeds of one or more Equity Offerings by the Issuer or by any Parent of the Issuer, in each case, to the extent the net cash proceeds thereof are contributed to the common equity capital of the Issuer or used to purchase Capital Stock (other than Disqualified Stock) of the Issuer from it, or from the cash contribution of equity capital to the Issuer, at a redemption price equal to 109.25% of the Accreted Value thereof as of the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date); provided, however, that at least 65% of the original aggregate principal amount at maturity of the notes (calculated after giving effect to any issuance of any additional notes) must remain outstanding after each such redemption; and provided, further, that such redemption shall occur within 90 days after the date on which any such Equity Offering or cash contribution of equity capital to the Issuer is consummated upon not less than 30 nor more than 60 days’ notice mailed to each holder of notes being redeemed and otherwise in accordance with the procedures set forth in the indenture.

Notice of any redemption upon any Equity Offering may be given prior to the completion thereof, and any such redemption or notice may, at the Issuer’s discretion, be subject to one or more conditions precedent, including, but not limited to, completion of the related Equity Offering.

The Issuer, its Subsidiaries or any Parent of the Issuer may at any time and from time to time purchase notes in the open market or otherwise.

Payment of Additional Amounts

Under current Bermuda law, no withholding tax will be imposed upon payments on the notes. If the Issuer, Holdings or any Guarantor is required by law to deduct or withhold taxes imposed by Bermuda or another Relevant Tax Jurisdiction on payments to holders, however, it will pay additional amounts on those payments to the extent described in this section. “Relevant Tax Jurisdiction” means Bermuda, or another jurisdiction in which the Issuer, Holdings or a Guarantor or a successor of any of them, is organized, is resident or engaged in business for tax purposes or through which payments are made on or in connection with the notes.

The Issuer, Holdings or any Guarantor will pay to any holder so entitled all additional amounts that may be necessary so that every net payment of interest, principal, premium or other amount on that note will not be less than the amount provided for in that note. “Net payment” refers to the amount the Issuer, Holdings or any paying agent pays the holder after deducting or withholding an amount for or on account of any present or future tax, assessment or other governmental charge imposed with respect to that payment by a taxing authority (including any withholding or deduction attributable to additional amounts payable hereunder).

The Issuer, Holdings and any Guarantor will also indemnify and reimburse holders for

•	taxes (including any interest, penalties and related expenses) imposed on the holders by a Relevant Tax Jurisdiction if and to the same extent that a holder would have been entitled to receive additional amounts if the Issuer, Holdings or the Guarantor had been required to deduct or withhold those taxes from payments on the notes; and

•	stamp, court, documentary or similar taxes or charges (including any interest, penalties and related expenses) imposed by a Relevant Tax Jurisdiction in connection with the execution, delivery, enforcement or registration of the notes or other related documents and obligations.

This obligation to pay additional amounts is subject to several important exceptions, however. The Issuer, Holdings or the Guarantor will not pay additional amounts to any holder for or on account of any of the following:

•

any tax, assessment or other governmental charge imposed solely because at any time there is or was a connection between the holder (or between a fiduciary, settlor, beneficiary, member or shareholder of or possessor of power over the relevant holder if the holder is an estate, nominee, trust, partnership, limited liability company or corporation) and the jurisdiction imposing the tax (other than the mere receipt of a payment or the acquisition, ownership, disposition or holding of, or enforcement of rights under, a note);

•	any estate, inheritance, gift or any similar tax, assessment or other governmental charge;

•	any tax, assessment or other governmental charge imposed solely because the holder (or if the holder is not the beneficial owner, the beneficial owner) that is legally able to do so fails to comply with any certification, identification or other reporting requirement concerning the nationality, residence, identity or connection with the taxing jurisdiction of the holder or any beneficial owner of the note, if compliance is required by law or by an applicable income tax treaty to which the jurisdiction imposing the tax is a party, as a precondition to exemption from the tax, assessment or other governmental charge and the Issuer has given the holders at least 60 days’ notice that holders will be required to provide such information and identification;

•	any tax, assessment or other governmental charge with respect to a note presented for payment more than 30 days after the date on which payment became due and payable or the date on which payment thereof is duly provided for and notice thereof given to holders, whichever occurs later, except to the extent that the holder of the note would have been entitled to additional amounts on presenting the note for payment on any date during the 30-day period; and

•	any withholding or deduction imposed on a payment to an individual that is required to be made pursuant to the European Union Directive on the taxation of savings income, which was adopted by the ECOFIN Council on June 3, 2003, or any law implementing or complying with, or introduced in order to conform to, such Directive.

Redemption for Taxation Reasons

The Issuer and Holdings will each be entitled, at its option, to redeem the notes in whole if at any time it becomes obligated to pay additional amounts on any notes on the next interest payment date with respect to such notes, but only if its obligation results from a change in, or an amendment to, the laws or treaties (including any regulations or rulings promulgated thereunder) of a Relevant Tax Jurisdiction (or a political subdivision or taxing authority thereof or therein), or from a change in any official position regarding the interpretation, administration or application of those laws, treaties, regulations or rulings (including a change resulting from a holding, judgment or order by a court of competent jurisdiction), that becomes effective or is announced after the Issue Date and provided the Issuer or Holdings, as the case may be, cannot avoid the obligation after taking reasonable measures to do so. If the Issuer or Holdings redeems the notes in these circumstances, it will do so at a redemption price equal to 100% of the Accreted Value of the notes redeemed, plus accrued and unpaid interest, if any, and any other amounts due to the redemption date.

If the Issuer or Holdings becomes entitled to redeem the notes in these circumstances, it may do so at any time on a redemption date of its choice. However, the Issuer or Holdings, as the case may be, must give the holders of the notes being redeemed notice of the redemption not less than 30 days or more than 60 days before the redemption date and not more than 90 days before the next date on which it would be obligated to pay additional amounts. In addition, the Issuer’s or Holdings’ obligation to pay additional amounts must remain in effect when it gives the notice of redemption. Notice of the Issuer’s or Holdings’ intent to redeem the notes shall not be effective until such time as it delivers to the Trustee both a certificate signed by two of its officers stating that the obligation to pay additional amounts cannot be avoided by taking reasonable measures and an opinion of independent legal counsel or an independent auditor stating that the Issuer or Holdings is obligated to pay additional amounts because of an amendment to or change in law, treaties or position as described in the preceding paragraph.

Selection

In the case of any partial redemption, selection of the notes for redemption will be made by the Trustee in compliance with the requirements of the principal national securities exchange, if any, on which such notes are listed, or if such notes are not so listed, on a pro rata basis, by lot or by such other method as the Trustee shall deem fair and appropriate (and in such manner as complies with applicable legal requirements); provided that no notes of $1,000 aggregate principal amount at maturity or less shall be redeemed in part. If any note is to be redeemed in part only, the notice of redemption relating to such note shall state the portion of the principal amount thereof to be redeemed. A new note in aggregate principal amount at maturity equal to the unredeemed portion of the note will be issued in the name of the holder thereof upon surrender of the note to be redeemed in part. On and after the redemption date, interest will cease to accrue on notes or portions thereof called for redemption so long as the Issuer has deposited with the paying agent funds sufficient to pay the Accreted Value of, plus accrued and unpaid interest on, the notes to be redeemed. Any redemption and notice thereof may, at the Issuer’s discretion, be subject to one or more conditions precedent.

Ranking

The Indebtedness evidenced by the notes is unsecured senior Indebtedness of the Issuer, ranking pari passu in right of payment with all existing and future senior Indebtedness of the Issuer and is senior in right of payment to all existing and future Subordinated Indebtedness of the Issuer. The notes are effectively subordinated to any Secured Indebtedness of the Issuer to the extent of the value of the assets securing such Secured Indebtedness. The notes are also effectively subordinated to any indebtedness of any subsidiaries of the Issuer.

Holdings is a co-obligor on the notes. The Indebtedness evidenced by the notes is unsecured senior Indebtedness of Holdings, ranking pari passu in right of payment with all existing and future senior Indebtedness of Holdings and is senior in right of payment to all existing and future Subordinated Indebtedness of Holdings. The notes are effectively subordinated to any Secured Indebtedness of Holdings to the extent of the value of the assets securing such Secured Indebtedness. The notes are also effectively subordinated to any indebtedness of any subsidiaries of Holdings (other than the Issuer).

At March 31, 2006,

(1) the Issuer had no outstanding Indebtedness ranking senior to the notes;

(2) the Issuer had approximately $2.9 billion of Indebtedness outstanding ranking pari passu with the notes, represented by its guarantee of certain Indebtedness of Intelsat Sub Holdco;

(3) the Issuer had no Subordinated Indebtedness outstanding; and

(4) the Issuer’s Subsidiaries had approximately $2.94 billion aggregate principal amount of Indebtedness outstanding, which is effectively senior to the notes.

As of March 31, 2006, pro forma for the PanAmSat Acquisition Transactions (x) Intermediate Holdco and its subsidiaries would have had approximately $3.3 billion principal amount of total debt on a consolidated basis (excluding guarantees of subsidiary debt and debt issued by Intelsat Bermuda that is guaranteed by Intelsat Sub Holdco and certain of its subsidiaries), (y) Intelsat Bermuda would have had approximately $9.7 billion principal amount of total debt on a consolidated basis (excluding guarantees of subsidiary debt and debt issued by Intelsat Bermuda that is guaranteed by Intelsat Sub Holdco and certain of its subsidiaries), and (z) Intelsat, Ltd. would have had approximately $11.4 billion principal amount of total debt on a consolidated basis, $2.6 billion of which would have been secured debt. The amounts of indebtedness described in the previous sentence are estimates only and may change based on market conditions, available cash flows of the issuers and the actual types and amounts of debt outstanding and issued on the closing date. See “Prospectus Summary—The Transactions—The PanAmSat Acquisition Transactions” and “The PanAmSat Acquisition Transactions.

Although the indenture contains limitations on the amount of additional Indebtedness which the Issuer and its Subsidiaries may Incur, under certain circumstances the amount of such Indebtedness could be substantial and, in any case, such Indebtedness may be Secured Indebtedness. See “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and “Certain Covenants—Liens.”

Substantially all of the operations of the Issuer are conducted through its Subsidiaries. Unless the Subsidiary will be a Guarantor, claims of creditors of such Subsidiaries, including trade creditors, and claims of preferred stockholders (if any) of such Subsidiaries generally will have priority with respect to the assets and earnings of such Subsidiaries over the claims of creditors of the Issuer, including holders of the notes. The notes, therefore, will be effectively subordinated to creditors (including trade creditors) and preferred stockholders (if any) of Subsidiaries of the Issuer that will not be Guarantors. Although the indenture limits the Incurrence of Indebtedness by and the issuance of Disqualified Stock and Preferred Stock of certain of the Issuer’s Subsidiaries, such limitation is subject to a number of significant qualifications. See “Risk Factors.”

Change of Control

Upon the occurrence of any of the following events (each, a “Change of Control”), each holder will have the right to require the Issuer and Holdings to repurchase all or any part of such holder’s notes at a purchase price in cash equal to 101% of the Accreted Value thereof, plus accrued and unpaid interest, if any, to the date of repurchase (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date), except to the extent the Issuer has previously elected to redeem notes as described under “—Optional Redemption”:

(1) the sale, lease or transfer, in one or a series of related transactions, of all or substantially all the assets of the Issuer and its Subsidiaries, taken as a whole, to a Person other than any of the Permitted Holders, and other than any transaction in compliance with the covenant described under “—Merger, Amalgamation, Consolidation or Sale of All or Substantially All Assets” where the Successor Company is a Wholly-Owned Subsidiary of a Parent of the Issuer; or

(2) the Issuer becomes aware (by way of a report or any other filing pursuant to Section 13(d) of the Exchange Act, proxy, vote, written notice or otherwise) of the acquisition by any Person or group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act, or any successor provision), including any group acting for the purpose of acquiring, holding or disposing of securities (within the meaning of Rule 13d-5(b)(1) under the Exchange Act), other than any of the Permitted Holders, in a single transaction or in a related series of transactions, by way of merger, amalgamation, consolidation or other business combination or purchase of beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act, or any successor provision), of more than 50% of the total voting power of the Voting Stock of the Issuer or any Parent of the Issuer; or

(3) individuals who on the Acquisition Date constituted the Board of Directors of Holdings (together with any new directors whose election by such Board of Directors of Holdings or whose nomination for election by the shareholders of Holdings was approved by (a) a vote of a majority of the directors of Holdings then still in office who were either directors on the Acquisition Date or whose election or nomination for election was previously so approved or (b) any of the Permitted Holders) cease for any reason to constitute a majority of the Board of Directors of Holdings then in office.

Notwithstanding the foregoing, neither (i) the Contribution nor (ii) any Specified Merger/Transfer Transaction as described under “ — Merger, Amalgamation, Consolidation or Sale of All or Substantially All of Assets” shall constitute a Change of Control.

Within 60 days following any Change of Control, except to the extent that the Issuer has exercised its right to redeem the notes as described under “—Optional Redemption,” the Issuer shall mail a notice (a “Change of Control Offer”) to each holder with a copy to the Trustee stating:

(1) that a Change of Control has occurred and that such holder has the right to require the Issuer and Holdings to purchase such holder’s notes at a purchase price in cash equal to 101% of the Accreted Value thereof, plus accrued and unpaid interest, to the date of purchase (subject to the right of holders of record on a record date to receive interest on the relevant interest payment date);

(2) the circumstances and relevant facts and financial information regarding such Change of Control;

(3) the repurchase date (which shall be no earlier than 30 days nor later than 60 days from the date such notice is mailed); and

(4) the instructions determined by the Issuer and Holdings, consistent with this covenant, that a holder must follow in order to have its notes purchased.

Neither the Issuer nor Holdings will be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the indenture applicable to a Change of Control Offer made by the Issuer or Holdings and purchases all notes validly tendered and not withdrawn under such Change of Control Offer.

A Change of Control Offer may be made in advance of a Change of Control, and conditioned upon such Change of Control, if a definitive agreement is in place for the Change of Control at the time of making of the Change of Control Offer.

The Issuer will comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of notes pursuant to this covenant. To the extent that the provisions of any securities laws or regulations conflict with provisions of this covenant, the Issuer will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under this paragraph by virtue thereof.

This Change of Control repurchase provision is a result of negotiations between the Issuer and the initial purchaser of the original notes. The Issuer has no present intention to engage in a transaction involving a Change of Control, although it is possible that the Issuer could decide to do so in the future. Subject to the limitations discussed below, the Issuer could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a Change of Control under the indenture, but that could increase the amount of indebtedness outstanding at such time or otherwise affect the capital structure or credit ratings of the Issuer or any of its affiliates.

The new Intelsat Sub Holdco Credit Agreement contains, and existing and future indebtedness of the Issuer and its Subsidiaries may contain, prohibitions on the occurrence of certain events that would constitute a Change of Control or require such indebtedness to be repaid or purchased upon a Change of Control. There can be no assurance that sufficient funds will be available when necessary to make any required purchases. The Credit Agreement does not, and other future Indebtedness may not, permit the Issuer’s Subsidiaries to pay dividends or make distributions to the Issuer for the purpose of purchasing notes in the event of a Change of Control. Even if sufficient funds were otherwise available, the terms of certain of the Issuer’s Indebtedness and other future Indebtedness could prohibit the prepayment of notes prior to their scheduled maturity. Consequently, if the Issuer is not able to prepay such Indebtedness, it will be unable to fulfill its repurchase obligations if holders of notes exercise their repurchase rights following a Change of Control. The failure to make or consummate the Change of Control Offer or pay the purchase price when due will give the trustee and the Holders the rights described under “Events of Default.” In the event that the Issuer is required to purchase outstanding notes pursuant to a Change of Control Offer, the Issuer expects to seek third party financing to the extent they lack available funds to meet its purchase obligations. However, there can be no assurance that we would be able to obtain such financing.

The definition of “Change of Control” includes a phrase relating to the sale, lease or transfer of “all or substantially all” the assets of the Issuer and its Subsidiaries taken as a whole. Although there is a developing body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of notes to require the Issuer to repurchase such notes as a result of a sale, lease or transfer of less than all of the assets of the Issuer and its Subsidiaries taken as a whole to another Person or group may be uncertain.

Certain Covenants

The indenture contains provisions in respect of certain covenants including, among others, those summarized below:

Suspension of Covenants. During any period of time that: (i) the notes have Investment Grade Ratings from two Rating Agencies and (ii) no Default or Event of Default has occurred and is continuing under the indenture (the occurrence of the events described in the foregoing clauses (i) and (ii) being collectively referred to as a “Covenant Suspension Event”), the Issuer and the Restricted Subsidiaries will not be subject to the following provisions of the indenture:

(1) “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”;

(2) “—Limitation on Restricted Payments”;

(3) “—Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries”;

(4) “—Asset Sales”;

(5) “—Transactions with Affiliates”;

(6) clause (4) of the first paragraph of “—Merger, Amalgamation, Consolidation or Sale of All or Substantially All Assets”;

(7) “—Future Guarantors”; and

(8) “—Maintenance of Insurance”

(collectively, the “Suspended Covenants”). Upon the occurrence of a Covenant Suspension Event, the Guarantees of any Subsidiary Guarantors will also be suspended as of such date (the “Suspension Date”). In the event that the Issuer and the Restricted Subsidiaries are not subject to the Suspended Covenants for any period of time as a result of the foregoing, and on any subsequent date (the “Reversion Date”) one or both of the Rating Agencies withdraws its Investment Grade Rating or downgrades the rating assigned to the notes below an Investment Grade Rating, then the Issuer and the Restricted Subsidiaries will thereafter again be subject to the Suspended Covenants with respect to future events and the Guarantees, if any, of any Guarantors will be reinstated if such guarantees are then required by the terms of the indenture. The period of time between the Suspension Date and the Reversion Date is referred to in this description as the “Suspension Period.” Notwithstanding that the Suspended Covenants may be reinstated, no Default or Event of Default will be deemed to have occurred as a result of a failure to comply with the Suspended Covenants during the Suspension Period (or upon termination of the Suspension Period or after that time based solely on events that occurred during the Suspension Period).

On the Reversion Date, all Indebtedness Incurred, or Disqualified Stock or Preferred Stock issued, during the Suspension Period will be classified as having been Incurred or issued pursuant to the second paragraph of “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” below or one of the clauses set forth in the third paragraph of “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” below (to the extent such Indebtedness or Disqualified Stock or Preferred Stock would be permitted to be Incurred or issued thereunder as of the Reversion Date and after giving effect to Indebtedness Incurred or issued prior to the Suspension Period and outstanding on the Reversion Date). To the extent such Indebtedness or Disqualified Stock or Preferred Stock would not be so permitted to be Incurred or issued pursuant to the second or third paragraph of “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock,” such Indebtedness or Disqualified Stock or Preferred Stock will be deemed to have been outstanding on the date of consummation of the Transfer Transactions, so that it is classified as permitted under clause (c) of the third paragraph of “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock.” Calculations made after the Reversion Date of the amount available to be made as Restricted Payments under “—Limitation on Restricted Payments” will be made as though the covenant described under “—Limitation on Restricted Payments” had been in effect since the date of consummation of the Transfer Transactions and throughout the Suspension Period. Accordingly, Restricted Payments made during the Suspension Period will reduce the amount available to be made as Restricted Payments under the second paragraph of “—Limitation on Restricted Payments.” As described above, however, no Default or Event of Default will be deemed to have occurred on the Reversion Date as a result of any actions taken by the Issuer or its Restricted Subsidiaries during the Suspension Period.

Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock. The indenture provides that:

(1) the Issuer will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, Incur any Indebtedness (including Acquired Indebtedness) or issue any shares of Disqualified Stock; and

(2) the Issuer will not permit any of its Restricted Subsidiaries to issue any shares of Preferred Stock;

provided, however, that (i) the Issuer and any Restricted Subsidiary of the Issuer (other than Intelsat Sub Holdco and any of its Restricted Subsidiaries) may Incur Indebtedness (including Acquired Indebtedness) or issue shares of Disqualified Stock and any Restricted Subsidiary may issue shares of Preferred Stock, in each case if the Debt to Adjusted EBITDA Ratio of the Issuer for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is Incurred or such Disqualified Stock or Preferred Stock is issued would be less than or equal to 5.25 to 1.00 and (ii) Intelsat Sub Holdco and any of its Restricted Subsidiaries may Incur Indebtedness (including Acquired Indebtedness) or issue shares of Disqualified Stock and any of its Restricted Subsidiaries may issue shares of Preferred Stock, in each case if the Debt to Adjusted EBITDA Ratio of Intelsat Sub Holdco for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is Incurred or such Disqualified Stock or Preferred Stock is issued would be less than or equal to 4.75 to 1.00, in each case, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been Incurred, or the Disqualified Stock or Preferred Stock had been issued, as the case may be, and the application of proceeds therefrom had occurred at the beginning of such four-quarter period.

The foregoing limitations will not apply to (collectively, “Permitted Debt”):

(a) the Incurrence by the Issuer or its Restricted Subsidiaries of Indebtedness under any Credit Agreement and the issuance and creation of letters of credit and bankers’ acceptances thereunder (with letters of credit and bankers’ acceptances being deemed to have a principal amount equal to the face amount thereof) up to an aggregate principal amount of $750.0 million outstanding at any one time;

(b) the Incurrence by the Issuer and any Guarantors of Indebtedness represented by the notes (not including any additional notes) and the Guarantees, as applicable (including any exchange notes and guarantees thereof);

(c) Indebtedness of the Issuer and its Restricted Subsidiaries existing on the date of consummation of the Transfer Transactions (other than Indebtedness described in clauses (a), (b) and (v));

(d) Indebtedness (including Capitalized Lease Obligations) Incurred by the Issuer or any of its Restricted Subsidiaries, Disqualified Stock issued by the Issuer or any of its Restricted Subsidiaries and Preferred Stock issued by any Restricted Subsidiaries of the Issuer to finance (whether prior to or within 270 days after) the purchase, lease, construction or improvement of property (real or personal) or equipment (whether through the direct purchase of assets or the Capital Stock of any Person owning such assets (but no other material assets)) in an aggregate principal amount which, when aggregated with the principal amount of all other Indebtedness, Disqualified Stock and Preferred Stock then outstanding that was Incurred pursuant to this clause (d), does not exceed the greater of (x) $175.0 million and (y) 3.5% of Total Assets of the Issuer at the time of Incurrence;

(e) Indebtedness Incurred by the Issuer or any of its Restricted Subsidiaries constituting reimbursement obligations with respect to letters of credit and bank guarantees issued in the ordinary course of business, including without limitation letters of credit in respect of workers’ compensation claims, health, disability or other benefits to employees or former employees or their families or property, casualty or liability insurance or self-insurance, or other Indebtedness with respect to reimbursement type obligations regarding workers’ compensation claims;

(f) Indebtedness arising from agreements of the Issuer or a Restricted Subsidiary providing for indemnification, adjustment of purchase price or similar obligations, in each case, Incurred in connection with the Transactions or the disposition of any business, assets or a Subsidiary of the Issuer in accordance with the terms of the indenture, other than guarantees of Indebtedness Incurred by any Person acquiring all or any portion of such business, assets or Subsidiary for the purpose of financing such acquisition;

(g) Indebtedness of the Issuer to a Restricted Subsidiary; provided that any such Indebtedness is subordinated in right of payment to the obligations of the Issuer under the notes; provided, further, that any subsequent issuance or transfer of any Capital Stock or any other event which results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any other subsequent transfer of any such Indebtedness (except to the Issuer or another Restricted Subsidiary) shall be deemed, in each case, to be an Incurrence of such Indebtedness;

(h) shares of Preferred Stock of a Restricted Subsidiary issued to the Issuer or another Restricted Subsidiary; provided that any subsequent issuance or transfer of any Capital Stock or any other event that results in any Restricted Subsidiary that holds such shares of Preferred Stock of another Restricted Subsidiary ceasing to be a Restricted Subsidiary or any other subsequent transfer of any such shares of Preferred Stock (except to the Issuer or another Restricted Subsidiary) shall be deemed, in each case, to be an issuance of shares of Preferred Stock;

(i) Indebtedness of a Restricted Subsidiary to the Issuer or another Restricted Subsidiary; provided that any subsequent issuance or transfer of any Capital Stock or any other event which results in any Restricted Subsidiary holding such Indebtedness ceasing to be a Restricted Subsidiary or any other subsequent transfer of any such Indebtedness (except to the Issuer or another Restricted Subsidiary) shall be deemed, in each case, to be an Incurrence of such Indebtedness;

(j) Hedging Obligations that are Incurred in the ordinary course of business (and not for speculative purposes): (1) for the purpose of fixing or hedging interest rate risk with respect to any Indebtedness that is permitted by the terms of the indenture to be outstanding or (2) for the purpose of fixing or hedging currency exchange rate risk with respect to any currency exchanges;

(k) obligations (including reimbursement obligations with respect to letters of credit and bank guarantees) in respect of performance, bid, appeal and surety bonds, completion guarantees and the Lockheed Note provided by the Issuer or any Restricted Subsidiary in the ordinary course of business;

(l) Indebtedness or Disqualified Stock of the Issuer or any Restricted Subsidiary of the Issuer and Preferred Stock of any Restricted Subsidiary of the Issuer not otherwise permitted hereunder in an aggregate principal amount which, when aggregated with the principal amount or liquidation preference of all other Indebtedness and Disqualified Stock then outstanding and Incurred pursuant to this clause (l), does not exceed $175.0 million at any one time outstanding (it being understood that any Indebtedness, Disqualified Stock or

Preferred Stock Incurred or issued under this clause (l) shall cease to be deemed Incurred or outstanding for purposes of this clause (l) but shall be deemed Incurred for purposes of the second paragraph of this covenant from and after the first date on which the Issuer or the Restricted Subsidiary, as the case may be, could have Incurred or issued such Indebtedness, Disqualified Stock or Preferred Stock under the second paragraph of this covenant without reliance upon this clause (l));

(m) any guarantee by the Issuer or a Restricted Subsidiary of Indebtedness or other obligations of the Issuer or any of its Restricted Subsidiaries so long as the Incurrence of such Indebtedness or other Obligations by the Issuer or such Restricted Subsidiary is permitted under the terms of the indenture; provided that if such Indebtedness is by its express terms subordinated in right of payment to the notes or any Guarantee of such Restricted Subsidiary, as applicable, any such guarantee of such guarantor with respect to such Indebtedness shall be subordinated in right of payment to the notes or such Guarantor’s Guarantee, as applicable, substantially to the same extent as such Indebtedness is subordinated to the notes or the Guarantee of such Restricted Subsidiary, as applicable;

(n) the Incurrence by the Issuer or any of its Restricted Subsidiaries of Indebtedness or Disqualified Stock or Preferred Stock of a Restricted Subsidiary of the Issuer which serves to refund, refinance or defease any Indebtedness Incurred or Disqualified Stock or Preferred Stock as permitted under the second paragraph of this covenant and clauses (b), (c), (d), (n), (o), (s) and (t) of this paragraph or any Indebtedness, Disqualified Stock or Preferred Stock Incurred to so refund or refinance such Indebtedness, Disqualified Stock or Preferred Stock, including any Indebtedness, Disqualified Stock or Preferred Stock Incurred to pay premiums and fees in connection therewith (subject to the following proviso, “Refinancing Indebtedness”) prior to its respective maturity; provided, however, that such Refinancing Indebtedness:

(1) has a Weighted Average Life to Maturity at the time such Refinancing Indebtedness is Incurred which is not less than the shorter of (x) the remaining Weighted Average Life to Maturity of the Indebtedness, Disqualified Stock or Preferred Stock being refunded or refinanced and (y) the Weighted Average Life to Maturity that would result if all payments of principal on the Indebtedness, Disqualified Stock and Preferred Stock being refunded or refinanced that was due on or after the date one year following the last maturity date of any notes then outstanding were instead due on such date one year following the last date of maturity of any notes then outstanding;

(2) has a Stated Maturity which is no earlier than the earlier of (x) the Stated Maturity of the Indebtedness being refunded or refinanced or (y) one year following the last maturity date of any notes then outstanding;

(3) to the extent such Refinancing Indebtedness refinances (a) Indebtedness junior to the notes, such Refinancing Indebtedness is junior to the notes, or (b) Disqualified Stock or Preferred Stock, such Refinancing Indebtedness is Disqualified Stock or Preferred Stock;

(4) is Incurred in an aggregate principal amount (or if issued with original issue discount, an aggregate issue price) that is equal to or less than the aggregate principal amount (or if issued with original issue discount, the aggregate accreted value) then outstanding of the Indebtedness being refinanced plus premium and fees Incurred in connection with such refinancing;

(5) shall not include Indebtedness of the Issuer or a Restricted Subsidiary that refinances Indebtedness of an Unrestricted Subsidiary; and

(6) in the case of any Refinancing Indebtedness Incurred to refinance Indebtedness outstanding under clause (d) or (t), shall be deemed to have been Incurred and to be outstanding under such clause (d) or (t), as applicable, and not this clause (n) for purposes of determining amounts outstanding under such clauses (d) and (t)

and provided, further, that subclauses (1) and (2) of this clause (n) will not apply to any refunding, refinancing or defeasance of (A) the notes or (B) any Secured Indebtedness;

(o) Indebtedness, Disqualified Stock or Preferred Stock of Persons that are acquired by the Issuer or any of its Restricted Subsidiaries or merged or amalgamated into the Issuer or a Restricted Subsidiary in accordance with the terms of the indenture; provided, however, that such Indebtedness, Disqualified Stock or Preferred Stock is not Incurred in contemplation of such acquisition, merger or amalgamation; provided, further, however, that after giving effect to such acquisition, merger or amalgamation:

(1) in the case of Indebtedness, Disqualified Stock or preferred stock of the Issuer or any Restricted Subsidiary of the Issuer (other than Intelsat Sub Holdco or any Restricted Subsidiary of Intelsat Sub Holdco), (A) the Issuer would be permitted to Incur at least $1.00 of additional Indebtedness pursuant to the Debt to Adjusted EBITDA Ratio test set forth in clause (i) of the second paragraph of this covenant or (B) the Debt to Adjusted EBITDA Ratio of the Issuer would be less than or equal to such ratio immediately prior to such acquisition; or

(2) in the case of Indebtedness, Disqualified Stock or preferred stock of the Intelsat Sub Holdco or any Restricted Subsidiary of Intelsat Sub Holdco (A) Intelsat Sub Holdco would be permitted to Incur at least $1.00 of additional Indebtedness pursuant to the Debt to Adjusted EBITDA Ratio test set forth in clause (ii) of the second paragraph of this covenant or (B) the Debt to Adjusted EBITDA Ratio of Intelsat Sub Holdco would be less than or equal to such ratio immediately prior to such acquisition;

(p) Indebtedness Incurred by a Receivables Subsidiary in a Qualified Receivables Financing that is not recourse (except for Standard Securitization Undertakings) to the Issuer or any Restricted Subsidiary other than a Receivables Subsidiary;

(q) Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business, provided that such Indebtedness is extinguished within five Business Days of its Incurrence;

(r) Indebtedness of the Issuer or any Restricted Subsidiary supported by a letter of credit or bank guarantee issued pursuant to the Credit Agreement, in a principal amount not in excess of the stated amount of such letter of credit or bank guarantee;

(s) Contribution Indebtedness;

(t) Indebtedness of Restricted Subsidiaries that are not Guarantors; provided, however, that the aggregate principal amount of Indebtedness Incurred under this clause (t), when aggregated with the principal amount of all other Indebtedness then outstanding and Incurred pursuant to this clause (t), does not exceed the greater of (x) $50.0 million and (y) 10% of the Total Assets of the Restricted Subsidiaries of the Issuer;

(u) Indebtedness of the Issuer or any Restricted Subsidiary consisting of (x) the financing of insurance premiums or (y) take-or-pay obligations contained in supply arrangements, in each case, in the ordinary course of business; and

(v) Indebtedness of the Issuer or its Restricted Subsidiaries in respect of the Eurobond Notes.

For purposes of determining compliance with this covenant, in the event that an item of Indebtedness, Disqualified Stock or Preferred Stock meets the criteria of one or more of the categories of permitted Indebtedness, Disqualified Stock or Preferred Stock described in clauses (a) through (u) above or is entitled to be Incurred pursuant to the second paragraph of this covenant, the Issuer shall, in its sole discretion, divide, classify or reclassify, or later divide, classify or reclassify, such item of Indebtedness, Disqualified Stock or Preferred Stock in any manner that complies with this covenant and such item of Indebtedness, Disqualified Stock or Preferred Stock will be treated as having been Incurred pursuant to one or more of such clauses or pursuant to the second paragraph hereof; provided that all Indebtedness under the Credit Agreement outstanding on the Acquisition Date shall be deemed to have been Incurred pursuant to clause (a). Accrual of interest, the accretion of accreted value, amortization or original issue discount, the payment of interest in the form of additional Indebtedness with the same terms, the payment of dividends on Preferred Stock in the form of additional shares of Preferred Stock of the same class, the accretion of liquidation preference and increases in the amount of Indebtedness outstanding solely as a result of fluctuations in the exchange rate of currencies will not be deemed to be an Incurrence of Indebtedness for purposes of this covenant. Guarantees of, or obligations in respect of letters of credit relating to, Indebtedness which is otherwise included in the determination of a particular amount of Indebtedness shall not be included in the determination of such amount of Indebtedness; provided that the Incurrence of the Indebtedness represented by such guarantee or letter of credit, as the case may be, was in compliance with this covenant.

For purposes of determining compliance with any U.S. dollar-denominated restriction on the Incurrence of Indebtedness, the U.S. dollar-equivalent principal amount of Indebtedness denominated in a foreign currency shall be calculated based on the relevant currency exchange rate in effect on the date such Indebtedness was Incurred, in the case of term debt, or first committed or first Incurred (whichever yields the lower U.S. dollar equivalent), in the case of revolving credit debt; provided that if such Indebtedness is Incurred to refinance other Indebtedness denominated in a foreign currency, and such refinancing would cause the applicable U.S. dollar-denominated restriction to be exceeded if calculated at the relevant currency exchange rate in effect on the date of such refinancing, such U.S. dollar-denominated restriction shall be deemed not to have been exceeded so long as the principal amount of such refinancing Indebtedness does not exceed the principal amount of such Indebtedness being refinanced.

Limitation on Restricted Payments. The indenture provides that the Issuer will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

(1) declare or pay any dividend or make any distribution on account of the Issuer’s or any of its Restricted Subsidiaries’ Equity Interests, including any payment with respect to such Equity Interests made in connection with any merger, amalgamation or consolidation involving the Issuer (other than (A) dividends or distributions by the Issuer payable solely in Equity Interests (other than Disqualified Stock) of the Issuer; or (B) dividends or distributions by a Restricted Subsidiary so long as, in the case of any dividend or distribution payable on or in respect of any class or series of securities issued by a Restricted Subsidiary other than a Wholly Owned Restricted Subsidiary, the Issuer or a Restricted Subsidiary receives at least its pro rata share of such dividend or distribution in accordance with its Equity Interests in such class or series of securities);

(2) purchase or otherwise acquire or retire for value any Equity Interests of the Issuer or any Parent of the Issuer;

(3) make any principal payment on, or redeem, repurchase, defease or otherwise acquire or retire for value, in each case prior to any scheduled repayment or scheduled maturity, any Subordinated Indebtedness of the Issuer or any Restricted Subsidiary (other than the payment, redemption, repurchase, defeasance, acquisition or retirement of (A) Subordinated Indebtedness in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of such payment, redemption, repurchase, defeasance, acquisition or retirement and (B) Indebtedness permitted under clauses (g) and (i) of the third paragraph of the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”); or

(4) make any Restricted Investment

(all such payments and other actions set forth in clauses (1) through (4) above being collectively referred to as “Restricted Payments”), unless, at the time of such Restricted Payment:

(a) no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof;

(b) [Reserved]; and

(c) such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by the Issuer and its Restricted Subsidiaries after January 28, 2005 (including Restricted Payments permitted by clauses (1), (4) (only to the extent of one-half of the amounts paid pursuant to such clause), (6) and (8) of the next succeeding paragraph, but excluding all other Restricted Payments permitted by the next succeeding paragraph), is less than the amount equal to the difference between (1) the Cumulative Credit and (2) 1.4 times Cumulative Interest Expense (it being understood that for purposes of calculating Cumulative Interest Expense for this purpose only, any of the Issuer’s non-cash interest expense and amortization of original issue discount shall be excluded).

The foregoing provisions will not prohibit:

(1) the payment of any dividend or distribution within 60 days after the date of declaration thereof, if at the date of declaration such payment would have complied with the provisions of the indenture;

(2) (a) the repurchase, retirement or other acquisition of any Equity Interests (“Retired Capital Stock”) of the Issuer or any Parent of the Issuer or Subordinated Indebtedness of the Issuer or any Subsidiary Guarantor in exchange for, or out of the proceeds of, the substantially concurrent sale (other than the sale of any Disqualified Stock or any Equity Interests sold to a Restricted Subsidiary of the Issuer or to an employee stock ownership plan or any trust established by the Issuer or any of its Subsidiaries) of Equity Interests of the Issuer or any Parent of the Issuer or contributions to the equity capital of the Issuer (collectively, including any such contributions, “Refunding Capital Stock”) and

(b) the declaration and payment of accrued dividends on the Retired Capital Stock out of the proceeds of the substantially concurrent sale (other than to a Subsidiary of the Issuer or to an employee stock ownership plan or any trust established by the Issuer or any of its Subsidiaries) of Refunding Capital Stock;

(3) the redemption, repurchase or other acquisition or retirement of Subordinated Indebtedness of the Issuer or any Subsidiary Guarantor made by exchange for, or out of the proceeds of the substantially concurrent sale of, new Indebtedness of the Issuer or any Subsidiary Guarantor which is Incurred in accordance with the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” so long as:

(a) the principal amount of such new Indebtedness does not exceed the principal amount of the Subordinated Indebtedness being so redeemed, repurchased, acquired or retired for value (plus the amount of any premium required to be paid under the terms of the instrument governing the Subordinated Indebtedness being so redeemed, repurchased, acquired or retired plus any fees incurred in connection therewith),

(b) such Indebtedness is subordinated to the notes, or the related Guarantee, as the case may be, at least to the same extent as such Subordinated Indebtedness so purchased, exchanged, redeemed, repurchased, acquired or retired for value,

(c) such Indebtedness has a final scheduled maturity date equal to or later than the earlier of (x) final scheduled maturity date of the Subordinated Indebtedness being so redeemed, repurchased, acquired or retired or (y) one year following the last maturity date of any notes then outstanding, and

(d) such Indebtedness has a Weighted Average Life to Maturity at the time Incurred which is not less than the shorter of (x) the remaining Weighted Average Life to Maturity of the Subordinated Indebtedness being so redeemed, repurchased, acquired or retired and (y) the Weighted Average Life to Maturity that would result if all payments of principal on the Subordinated Indebtedness being redeemed, repurchased, acquired or retired that were due on or after the date one year following the last maturity date of any notes then outstanding were instead due on such date one year following the last date of maturity of any notes then outstanding;

(4) the repurchase, retirement or other acquisition (or dividends to any Parent of the Issuer to finance any such repurchase, retirement or other acquisition) for value of Equity Interests of the Issuer or any Parent of the Issuer held by any future, present or former employee, director or consultant of the Issuer, any Parent of the Issuer or any Subsidiary of the Issuer pursuant to any management equity plan or stock option plan or any other management or employee benefit plan or other agreement or arrangement; provided, however, that the aggregate amounts paid under this clause (4) do not exceed $20.0 million in any calendar year (with unused amounts in any calendar year being permitted to be carried over to succeeding calendar years subject to a maximum payment (without giving effect to the following proviso) of $35.0 million in any calendar year); provided, further, however, that such amount in any calendar year may be increased by an amount not to exceed:

(a) the cash proceeds received by the Issuer or any of its Restricted Subsidiaries from the sale of Equity Interests (other than Disqualified Stock) of the Issuer or any Parent of the Issuer (to the extent contributed to the Issuer) to members of management, directors or consultants of the Issuer and its Restricted Subsidiaries or any Parent of the Issuer that occurs after January 28, 2005 (provided that the amount of such cash proceeds utilized for any such repurchase, retirement, other acquisition or dividend will not increase the amount available for Restricted Payments under clause (c) of the immediately preceding paragraph); plus

(b) the cash proceeds of key man life insurance policies received by the Issuer, any Parent of the Issuer (to the extent contributed to the Issuer) or the Issuer’s Restricted Subsidiaries after January 28, 2005;

provided that the Issuer may elect to apply all or any portion of the aggregate increase contemplated by clauses (a) and (b) above in any calendar year;

(5) the declaration and payment of dividends or distributions to holders of any class or series of Disqualified Stock of the Issuer or any of its Restricted Subsidiaries issued or incurred in accordance with the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”;

(6) the declaration and payment of dividends or distributions (a) to holders of any class or series of Designated Preferred Stock (other than Disqualified Stock) issued after January 28, 2005, (b) to any Parent of the Issuer, the proceeds of which will be used to fund the payment of dividends to holders of any class or series of Designated Preferred Stock (other than Disqualified Stock) of any Parent of the Issuer issued after January 28, 2005 and (c) on Refunding Capital Stock in excess of amounts permitted pursuant to clause (2) of this paragraph; provided, however, that (A) in the case of (a), (b) and (c) of this clause (6), (1) with respect to Designated Preferred Stock of the Issuer or any Parent of the Issuer, for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date of issuance of such Designated Preferred Stock or the declaration of such dividends on Refunding Capital Stock, after giving effect to such issuance (and the payment of dividends or distributions) on a pro forma basis, the Issuer would be permitted to Incur at least $1.00 of additional Indebtedness pursuant to the Debt to Adjusted EBITDA Ratio test in clause (i) of the second paragraph of the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” or (2) with respect to Designated Preferred Stock of Intelsat Sub Holdco or any Parent of Intelsat Sub Holdco, for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date of issuance of such Designated Preferred Stock or the declaration of such dividends on Refunding Capital Stock, after giving effect to such issuance (and the payment of dividends or distributions) on a pro forma basis, Intelsat Sub Holdco would be permitted to Incur at least $1.00 of additional Indebtedness pursuant to the Debt to Adjusted EBITDA Ratio test in clause (ii) of the second paragraph of the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and (B) the aggregate amount of dividends declared and paid pursuant to clauses (a) and (b) of this clause (6) does not exceed the net cash proceeds actually received by the Issuer from any such sale of Designated Preferred Stock (other than Disqualified Stock) issued after January 28, 2005;

(7) Investments in Unrestricted Subsidiaries having an aggregate Fair Market Value, taken together with all other Investments made pursuant to this clause (7) that are at that time outstanding, not to exceed $50.0 million at the time of such Investment (with the Fair Market Value of each Investment being measured at the time made and without giving effect to subsequent changes in value);

(8) the payment of dividends on the Issuer’s ordinary shares or common stock (or the payment of dividends to any Parent of the Issuer, as the case may be, to fund the payment by any Parent of the Issuer of dividends on such entity’s ordinary shares or common stock) of up to 6.0% per annum of the net proceeds received by the Issuer from any public offering of ordinary shares or common stock or contributed to the Issuer by any Parent of the Issuer from any public offering of ordinary shares or common stock;

(9) Investments that are made with Excluded Contributions;

(10) other Restricted Payments in an aggregate amount not to exceed $75.0 million;

(11) the distribution, as a dividend or otherwise, of shares of Capital Stock of, or Indebtedness owed to the Issuer or a Restricted Subsidiary of the Issuer by, Unrestricted Subsidiaries;

(12) (a) with respect to any tax year or portion thereof that a Tax-affected Investor would be required to recognize on a current basis taxable income attributable to earnings and profits of the Issuer or its Subsidiaries in advance of any distribution of such earnings and profits by the Issuer, an amount equal to the product of (i) the amount of the income so required to be included (it being understood that for purposes of calculating such income pursuant to clause (a), any of the Issuer’s non-cash interest expense and amortization of original issue discount shall be excluded) and (ii) the Presumed Tax Rate; provided that in the case of any such distribution other than a distribution solely on account of any Parent of the Issuer qualifying as a Flow Through Entity, the Trustee shall have received an opinion of nationally recognized tax counsel to the effect that the earnings and profits of the Issuer and its Subsidiaries are subject to inclusion in income of a Tax-affected Investor on a current basis in advance of any distribution of such earnings and profits; and

(b) for any taxable year, payment of dividends or other distributions to any Parent of the Issuer if any Parent of the Issuer is required to file a consolidated, unitary or similar tax return reflecting income of the Issuer or its Restricted Subsidiaries in an amount equal to the portion of such taxes attributable to the Issuer and/or its Restricted Subsidiaries that are not payable directly by the Issuer or its Restricted Subsidiaries, but not to exceed the amount that the Issuer or such Restricted Subsidiaries would have been required to pay in respect of taxes if the Issuer and such Restricted Subsidiaries had been required to pay such taxes directly as standalone taxpayers (or a standalone group separate from such Parent);

(13) the payment of dividends, other distributions or other amounts by the Issuer to, or the making of loans to, any Parent, in amounts required for such Parent to:

(a) pay amounts equal to the amounts required for any Parent of the Issuer to pay fees and expenses (including franchise or similar taxes) required to maintain its corporate existence, customary salary, bonus and other benefits payable to, and indemnities provided on behalf of, officers and employees of any Parent of the Issuer and general corporate overhead expenses of any Parent of the Issuer, in each case to the extent such fees, expenses, salaries, bonuses, benefits and indemnities are attributable to the ownership or operation of the Issuer and its Subsidiaries;

(b) pay amounts equal to amounts required for any Parent of the Issuer to pay interest and/or principal on Indebtedness the proceeds of which have been contributed to the Issuer or any of its Restricted Subsidiaries and that has been guaranteed by, or is otherwise considered Indebtedness of, the Issuer Incurred in accordance with the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”; and

(c) pay cash interest on the Existing Holdings Notes pursuant to the terms of the agreements governing such Existing Holdings Notes as in effect on the Issue Date and to pay any cash interest on any Indebtedness refinancing the Existing Holdings Notes; provided that such Indebtedness remains the sole obligation of Holdings and the principal amount of any such Indebtedness redeeming, refinancing or replacing the Existing Holdings Notes does not exceed the principal amount of the Indebtedness refinanced, plus any premiums, fees and expenses payable in connection with such refinancing;

(14) any Restricted Payment used to fund the Transactions and the fees and expenses related thereto or made in connection with the consummation of the Transactions (including pursuant to or as contemplated by the Acquisition Documents, whether on January 28, 2005 or thereafter), or owed by the Issuer or any Parent of the Issuer or Restricted Subsidiaries of the Issuer to Affiliates, in each case to the extent permitted by the covenant described under “—Transactions with Affiliates”;

(15) repurchases of Equity Interests deemed to occur upon exercise of stock options or warrants if such Equity Interests represent a portion of the exercise price of such options or warrants;

(16) purchases of receivables pursuant to a Receivables Repurchase Obligation in connection with a Qualified Receivables Financing and the payment or distribution of Receivables Fees;

(17) the payment, purchase, redemption, defeasance or other acquisition or retirement of Subordinated Indebtedness, Disqualified Stock or Preferred Stock of the Issuer and its Restricted Subsidiaries pursuant to provisions similar to those described under “—Change of Control” and “—Asset Sales”; provided that, prior to such payment, purchase, redemption, defeasance or other acquisition or retirement, the Issuer (or a third party to the extent permitted by the indenture) has made a Change of Control Offer or Asset Sale Offer, as the case may be, with respect to the notes as a result of such Change of Control or Asset Sale, as the case may be, and has repurchased all notes validly tendered and not withdrawn in connection with such Change of Control Offer or Asset Sale Offer, as the case may be;

(18) any payments made in connection with the consummation of the Transactions or as contemplated by the Acquisition Documents (other than payments to any Permitted Holder or any Affiliate thereof);

(19) the repurchase, redemption or other acquisition or retirement for value (including repayment at maturity) of (a) Holdings’ Eurobond Notes, (b) Holdings’ 5 1/4% Senior Notes due 2008 and (c) the Lockheed Note (including any payments to any Parent of the Issuer to effect the foregoing); provided that any Indebtedness Incurred in connection with any such redemption, repurchase or other acquisition is Incurred in accordance with the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”;

(20) the repurchase, redemption or other acquisition or retirement for value of any of the Existing Holdings Notes from the proceeds of a Specified Sale/Leaseback Transaction (including any payments to any Parent of the Issuer to effect the foregoing); and

(21) the declaration and payment of dividends to any Parent of the Issuer with the net proceeds received by the Issuer from the sale of the notes on the Issue Date;

provided, however, that at the time of, and after giving effect to, any Restricted Payment permitted under clauses (5), (6) (7), (10), (11), (13)(c), (17) and (19), no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof.

As of the date of this prospectus, all of the Issuer’s Subsidiaries will be Restricted Subsidiaries. The Issuer will not permit any Unrestricted Subsidiary to become a Restricted Subsidiary except pursuant to the definition of “Unrestricted Subsidiary.” For purposes of designating any Restricted Subsidiary as an Unrestricted Subsidiary, all outstanding Investments by the Issuer and its Restricted Subsidiaries (except to the extent repaid) in the Subsidiary so designated will be deemed to be Restricted Payments or Permitted Investments in an amount determined as set forth in the last sentence of the definition of “Investments.” Such designation will only be permitted if Restricted Payments or Permitted Investments in such amount would be permitted at such time and if such Subsidiary otherwise meets the definition of an Unrestricted Subsidiary.

Matters Relating to Intelsat General Corporation. The indenture provides that the Issuer will use its commercially reasonable efforts (as may be permitted under that certain proxy agreement (the “Proxy Agreement”) among Intelsat General Corporation (“Intelsat General”) and the other parties thereto), and will use its commercially reasonable efforts (as may be permitted under the Proxy Agreement) to cause its Restricted Subsidiaries (other than Intelsat General), not to allow or permit, directly or indirectly, Intelsat General to take, or fail to take, any action that would violate the covenants and terms of the indenture governing the notes.

Dividend and Other Payment Restrictions Affecting Subsidiaries. The indenture provides that the Issuer will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any consensual encumbrance or consensual restriction on the ability of any Restricted Subsidiary to:

(a) (i) pay dividends or make any other distributions to the Issuer or any of its Restricted Subsidiaries (1) on its Capital Stock; or (2) with respect to any other interest or participation in, or measured by, its profits; or (ii) pay any Indebtedness owed to the Issuer or any of its Restricted Subsidiaries;

(b) make loans or advances to the Issuer or any of its Restricted Subsidiaries; or

(c) sell, lease or transfer any of its properties or assets to the Issuer or any of its Restricted Subsidiaries;

except in each case for such encumbrances or restrictions existing under or by reason of:

(1) contractual encumbrances or restrictions in effect on the Issue Date, or on the date of consummation of the Transfer Transactions, including pursuant to the Credit Agreement and the other Senior Credit Documents, and pursuant to documents and agreements relating to the Existing Notes, the Existing Holdings Notes and the Lockheed Note;

(2) the indenture and the notes (and any exchange notes and guarantees thereof);

(3) applicable law or any applicable rule, regulation or order;

(4) any agreement or other instrument of a Person acquired by the Issuer or any Restricted Subsidiary which was in existence at the time of such acquisition (but not created in contemplation thereof), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired;

(5) contracts or agreements for the sale of assets, including customary restrictions with respect to a Subsidiary pursuant to an agreement that has been entered into for the sale or disposition of all or substantially all of the Capital Stock or assets of such Subsidiary;

(6) Secured Indebtedness otherwise permitted to be Incurred pursuant to the covenants described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and “—Liens” that limit the right of the debtor to dispose of the assets securing such Indebtedness;

(7) restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business;

(8) customary provisions in joint venture agreements and other similar agreements (including customary provisions in agreements relating to any Joint Venture);

(9) purchase money obligations for property acquired and Capitalized Lease Obligations in the ordinary course of business that impose restrictions of the nature discussed in clause (c) above on the property so acquired;

(10) customary provisions contained in leases, licenses, contracts and other similar agreements entered into in the ordinary course of business that impose restrictions of the type described in clause (c) above on the property subject to such lease;

(11) any encumbrance or restriction of a Receivables Subsidiary effected in connection with a Qualified Receivables Financing that, in the good faith judgment of the Issuer, are necessary or advisable in connection therewith; provided, however, that such restrictions apply only to such Receivables Subsidiary;

(12) other Indebtedness, Disqualified Stock or Preferred Stock of any Restricted Subsidiary of the Issuer that is Incurred subsequent to the Issue Date and permitted pursuant to the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”; provided that either (A) the provisions relating to such encumbrance or restriction contained in such Indebtedness are no less favorable to the Issuer, taken as a whole, as determined by the Board of Directors of the Issuer in good faith, than the provisions contained in the Credit Agreement and the other Senior Credit Documents or in the indenture governing the Existing Notes, in each case, as in effect on the Issue Date or (B) such encumbrances and restrictions contained in any agreement or instrument will not materially affect the Issuer’s ability to make anticipated principal or interest payments on the notes (as determined by the Issuer in good faith);

(13) any Restricted Investment not prohibited by the covenant described under “—Limitation on Restricted Payments” and any Permitted Investment;

(14) any encumbrances or restrictions of the type referred to in clauses (a), (b) and (c) above imposed by any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of the contracts, instruments or obligations referred to in clauses (1) through (13) above; provided that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are, in the good faith judgment of the Issuer, no more restrictive as a whole with respect to such encumbrances and restrictions than those prior to such amendment, modification, restatement, renewal, increase, supplement, refunding, replacement or refinancing.

For purposes of determining compliance with this covenant, (i) the priority of any Preferred Stock in receiving dividends or liquidating distributions prior to dividends or liquidating distributions being paid on ordinary shares shall not be deemed a restriction on the ability to make distributions on Capital Stock and (ii) the subordination of loans or advances made to the Issuer or a Restricted Subsidiary of the Issuer to other Indebtedness Incurred by the Issuer or any such Restricted Subsidiary shall not be deemed a restriction on the ability to make loans or advances.

Asset Sales. The indenture provides that the Issuer will not, and will not permit any of its Restricted Subsidiaries to, cause or make an Asset Sale, unless (x) the Issuer or any of its Restricted Subsidiaries, as the case may be, receives consideration at the time of such Asset Sale at least equal to the Fair Market Value (as determined in good faith by the Issuer) of the assets sold or otherwise disposed of and (y) at least 75% of the consideration therefor received by the Issuer or such Restricted Subsidiary, as the case may be, is in the form of Cash Equivalents; provided that the amount of:

(a) any liabilities (as shown on the Issuer’s or such Restricted Subsidiary’s most recent balance sheet or in the notes thereto) of the Issuer or any Restricted Subsidiary of the Issuer (other than liabilities that are by their terms subordinated to the notes) that are assumed by the transferee of any such assets,

(b) any notes or other obligations or other securities or assets received by the Issuer or such Restricted Subsidiary of the Issuer from such transferee that are converted by the Issuer or such Restricted Subsidiary of the Issuer into cash within 180 days of the receipt thereof (to the extent of the cash received), and

(c) any Designated Non-cash Consideration received by the Issuer or any of its Restricted Subsidiaries in such Asset Sale having an aggregate Fair Market Value, taken together with all other Designated Non-cash Consideration received pursuant to this clause

(c) that is at that time outstanding, not to exceed 5.0% of Total Assets of the Issuer at the time of the receipt of such Designated Non-cash Consideration (with the Fair Market Value of each item of Designated Non-cash Consideration being measured at the time received and without giving effect to subsequent changes in value)

shall be deemed to be Cash Equivalents for the purposes of this provision.

Within 395 days after the Issuer’s or any Restricted Subsidiary of the Issuer’s receipt of the Net Proceeds of any Asset Sale (or Event of Loss Proceeds), the Issuer or such Restricted Subsidiary of the Issuer may apply the Net Proceeds from such Asset Sale (together with any Event of Loss Proceeds), at its option:

(1) to permanently reduce Obligations under Secured Indebtedness or Pari Passu Indebtedness (provided that if the Issuer or any Guarantor shall so reduce Obligations under Pari Passu Indebtedness (other than Pari Passu Indebtedness that is Secured Indebtedness and other than Pari Passu Indebtedness that is Indebtedness represented by the Issuer’s guarantee of Indebtedness of any Restricted Subsidiary of the Issuer), the Issuer will equally and ratably reduce Obligations under the notes if the notes are then prepayable or, if the notes may not then be prepaid, by making an offer (in accordance with the procedures set forth below for an Asset Sale Offer) to all holders to purchase at a purchase price equal to 100% of the principal amount thereof, plus accrued and unpaid interest, the pro rata principal amount of notes that would otherwise be prepaid) or Indebtedness of a Restricted Subsidiary that is not a Guarantor, in each case other than Indebtedness owed to the Issuer or an Affiliate of the Issuer; provided that if an offer to purchase any Indebtedness of Intelsat Sub Holdco or any of its Restricted Subsidiaries is made in accordance with the terms of such Indebtedness, the obligation to permanently reduce Indebtedness of a Restricted Subsidiary will be deemed to be satisfied to the extent of the amount of the offer, whether or not accepted by the holders thereof, and no Net Proceeds in the amount of such offer will be deemed to exist following such offer,

(2) to an investment in any one or more businesses (provided that if such investment is in the form of the acquisition of Capital Stock of a Person, such acquisition results in such Person becoming a Restricted Subsidiary of the Issuer), or capital expenditures or assets, in each case used or useful in a Similar Business, and/or

(3) to make an investment in any one or more businesses (provided that if such investment is in the form of the acquisition of Capital Stock of a Person, such acquisition results in such Person becoming a Restricted Subsidiary of the Issuer), properties or assets that replace the properties and assets that are the subject of such Asset Sale or Event of Loss;

provided that in the case of clauses (2) and (3) above, a binding commitment shall be treated as a permitted application of the Net Proceeds from the date of such commitment and, in the event such binding commitment is later canceled or terminated for any reason before such Net Proceeds are so applied, the Issuer or such Restricted Subsidiary enters into another binding commitment within nine months of such cancellation or termination of the prior binding commitment.

Pending the final application of any such Net Proceeds (or Event of Loss Proceeds), the Issuer or such Restricted Subsidiary of the Issuer may temporarily reduce Indebtedness under a revolving credit facility, if any, or otherwise invest such Net Proceeds (or Event of Loss Proceeds) in Cash Equivalents or Investment Grade Securities. The indenture provides that any Net Proceeds from any Asset Sale (or Event of Loss Proceeds) that are not applied as provided and within the time period set forth in the first sentence of this paragraph (it being understood that any portion of such Net Proceeds (or Event of Loss Proceeds) used to make an offer to purchase notes, as described in clause (1) above, shall be deemed to have been invested whether or not such offer is accepted) will be deemed to constitute “Excess Proceeds.” When the aggregate amount of Excess Proceeds exceeds $25.0 million, the Issuer shall make an offer to all holders of notes (and, at the option of the Issuer, to holders of any Pari Passu Indebtedness) (an “Asset Sale Offer”) to purchase the maximum principal amount of notes (and such Pari Passu Indebtedness) that is an integral multiple of $1,000 principal amount at maturity that may be purchased out of the Excess Proceeds at an offer price in cash in an amount equal to 100% of the Accreted Value thereof (or in the case of Pari Passu Indebtedness, 100% of the principal amount or accreted value thereof, as applicable), plus accrued and unpaid interest (or, in respect of such Pari Passu Indebtedness, such lesser price, if any, as may be provided for by the terms of such Pari Passu Indebtedness), to the date fixed for the closing of such offer, in accordance with the procedures set forth in the indenture. The Issuer will commence an Asset Sale Offer with respect to Excess Proceeds within ten Business Days after the date that Excess Proceeds exceed $25.0 million by mailing the notice required pursuant to the terms of the indenture, with a copy to the Trustee. To the extent that the aggregate amount of notes (and such Pari Passu Indebtedness) tendered pursuant to an Asset Sale Offer is less than the Excess Proceeds, the Issuer may use any remaining Excess Proceeds for general corporate purposes. If the aggregate Accreted Value of notes surrendered by holders thereof exceeds the amount of Excess Proceeds, the Trustee shall select the notes (and such Pari Passu Indebtedness) to be purchased in the manner described below. Upon completion of any such Asset Sale Offer, the amount of Excess Proceeds shall be reset at zero.

The Issuer will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations to the extent such laws or regulations are applicable in connection with the repurchase of the notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the indenture, the Issuer will comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations described in the indenture by virtue thereof.

If more notes (and such Pari Passu Indebtedness) are tendered pursuant to an Asset Sale Offer than the Issuer is required to purchase, the principal amount at maturity of the notes (and Pari Passu Indebtedness) to be purchased will be determined pro rata based on the principal amount at maturity so tendered and the selection of the actual notes for purchase will be made by the Trustee on a pro rata basis to the extent practicable; provided, however, that no notes (or Pari Passu Indebtedness) of $1,000 principal amount at maturity or less shall be purchased in part.

Notice of an Asset Sale Offer shall be mailed by first-class mail, postage prepaid, at least 30 but not more than 60 days before the purchase date to each holder of notes at such holder’s registered address. If any note is to be purchased in part only, any notice of purchase that relates to such note shall state the portion of the principal amount at maturity thereof that has been or is to be purchased.

A new note in principal amount at maturity equal to the unpurchased portion of any note purchased in part will be issued in the name of the holder thereof upon cancellation of the original note. On and after the purchase date, unless the Issuer defaults in payment of the purchase price, Accreted Value shall cease to accrete or interest shall cease to accrue, as applicable on notes or portions thereof purchased.

Transactions with Affiliates. The indenture provides that the Issuer will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, make any payment to, or sell,

lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction or series of transactions, contract, agreement, understanding, loan, advance or guarantee with or for the benefit of, any Affiliate of the Issuer (each of the foregoing, an “Affiliate Transaction”) involving aggregate consideration in excess of $5.0 million, unless:

(a) such Affiliate Transaction is on terms that are not materially less favorable to the Issuer or the relevant Restricted Subsidiary than those that could have been obtained in a comparable transaction by the Issuer or such Restricted Subsidiary with an unrelated Person; and

(b) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $10.0 million, the Issuer delivers to the Trustee a resolution adopted in good faith by the majority of the Board of Directors of the Issuer or any Parent of the Issuer approving such Affiliate Transaction and set forth in an Officers’ Certificate certifying that such Affiliate Transaction complies with clause (a) above.

The foregoing provisions will not apply to the following:

(1) (a) transactions between or among the Issuer and/or any of its Restricted Subsidiaries and (b) any merger or amalgamation of the Issuer and any direct parent company of the Issuer, provided that such parent company shall have no material liabilities and no material assets other than cash, Cash Equivalents and the Capital Stock of the Issuer and such merger or amalgamation is otherwise in compliance with the terms of the indenture and effected for a bona fide business purpose;

(2) (a) Restricted Payments permitted by the provisions of the indenture described above under the covenant “—Limitation on Restricted Payments” and (b) Investments under the definition of “Permitted Investments”;

(3) the entering into of any agreement to pay, and the payment of, management, consulting, monitoring and advisory fees and expenses to the Sponsors in an aggregate amount in any fiscal year not to exceed the greater of (x) $6.25 million and (y) 1.25% of Adjusted EBITDA of the Issuer and its Restricted Subsidiaries for the immediately preceding fiscal year;

(4) the payment of reasonable and customary fees to, and indemnity provided on behalf of officers, directors, employees or consultants of the Issuer or any Restricted Subsidiary of the Issuer or any Parent of the Issuer;

(5) payments by the Issuer or any of its Restricted Subsidiaries to the Sponsors made for any financial advisory, financing, underwriting or placement services or in respect of other investment banking activities, including, without limitation, in connection with acquisitions or divestitures, which payments are (x) approved by a majority of the Board of Directors of the Issuer in good faith or (y) made pursuant to any agreement described under the caption “Certain Relationships and Related Party Transactions” in the Offering Memorandum;

(6) transactions in which the Issuer or any of its Restricted Subsidiaries, as the case may be, delivers to the Trustee a letter from an Independent Financial Advisor stating that such transaction is fair to the Issuer or such Restricted Subsidiary from a financial point of view or meets the requirements of clause (a) of the preceding paragraph;

(7) payments or loans (or cancellation of loans) to employees or consultants that are approved by a majority of the Board of Directors of the Issuer in good faith;

(8) any agreement as in effect as of the Issue Date or the date of consummation of the Transfer Transactions and any amendment thereto (so long as any such agreement together with all amendments thereto, taken as a whole, is not more disadvantageous to the holders of the notes in any material respect than the original agreement as in effect on the Issue Date or the date of consummation of the Transfer Transactions, as the case may be) or any transaction contemplated thereby;

(9) the existence of, or the performance by the Issuer or any of its Restricted Subsidiaries of its obligations under the terms of, the Acquisition Documents and any amendment thereto or similar agreements which it may enter into thereafter; provided, however, that the existence of, or the performance by the Issuer or any of its Restricted Subsidiaries of its obligations under, any future amendment to any such existing agreement or under any similar agreement entered into after the Issue Date shall only be permitted by this clause (9) to the extent that the terms of any such existing agreement together with all amendments thereto, taken as a whole, or new agreement are not otherwise more disadvantageous to the holders of the notes in any material respect than the original agreement as in effect on the Acquisition Date;

(10) transactions to effect the Transactions and the payment of all fees and expenses related to the Transactions, as described in the Offering Memorandum or contemplated by the Acquisition Documents;

(11) (a) transactions with customers, clients, suppliers or purchasers or sellers of goods or services, in each case in the ordinary course of business and otherwise in compliance with the terms of the indenture which are fair to the Issuer and its Restricted Subsidiaries, in the reasonable judgment of the Issuer, or are on terms at least as favorable as might reasonably have been obtained at such time from an unaffiliated party and (b) transactions with Joint Ventures or Unrestricted Subsidiaries entered into in the ordinary course of business;

(12) any transaction effected as part of a Qualified Receivables Financing;

(13) the issuance of Equity Interests (other than Disqualified Stock) of the Issuer to any Permitted Holder or to any director, officer, employee or consultant of the Issuer or any Parent of the Issuer;

(14) the issuances of securities or other payments, awards or grants in cash, securities or otherwise pursuant to, or the funding of, employment arrangements, stock option and stock ownership plans or similar employee benefit plans approved by the Board of Directors of the Issuer or any Parent of the Issuer or of a Restricted Subsidiary of the Issuer, as appropriate, in good faith;

(15) the entering into of any tax sharing agreement or arrangement and any payments permitted by clause (12) of the third paragraph of the covenant described under “—Limitation on Restricted Payments”;

(16) any contribution to the capital of the Issuer;

(17) transactions permitted by, and complying with, the provisions of the covenant described under “—Merger, Amalgamation, Consolidation or Sale of All or Substantially All Assets”;

(18) transactions between the Issuer or any of its Restricted Subsidiaries and any Person, a director of which is also a director of the Issuer or any Parent of the Issuer; provided, however, that such director abstains from voting as a director of the Issuer or such Parent, as the case maybe, on any matter involving such other Person;

(19) pledges of Equity Interests of Unrestricted Subsidiaries; and

(20) any employment agreements entered into by the Issuer or any of its Restricted Subsidiaries in the ordinary course of business.

Liens. The indenture provides that the Issuer will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, Incur or suffer to exist any Lien (other than Permitted Liens) that secures any obligations under Indebtedness of the Issuer against or on any asset or property now owned or hereafter acquired by the Issuer, or any income or profits therefrom, unless:

(1) in the case of Liens securing Indebtedness that is Subordinated Indebtedness, the notes are secured by a Lien on such property or assets that is senior in priority to such Liens; and

(2) in all other cases, the notes are equally and ratably secured;

provided that any Lien which is granted to secure the notes under this covenant shall be automatically released and discharged at the same time as the release of the Lien that gave rise to the obligation to secure the notes under this covenant.

Reports and Other Information. The indenture provides that notwithstanding that the Issuer may not be subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act or otherwise report on an annual and quarterly basis on forms provided for such annual and quarterly reporting pursuant to rules and regulations promulgated by the SEC, the Issuer will file with the SEC (unless the SEC will not accept such a filing), and provide the Trustee and holders with copies thereof, without cost to each holder, within 15 days after it files or, in the case of a Form 6-K, furnishes (or attempts to file or furnish) them with the SEC,

(1) within 90 days after the end of each fiscal year (or such shorter period as may be required by the SEC), an annual report (which, if permitted under applicable rules of the SEC, may be the annual report of Holdings) on Form 20-F or 10-K (or any successor or comparable forms) containing the information required to be contained therein (or required in such successor or comparable form) and

(2) within 45 days after the end of each of the first three fiscal quarters of each fiscal year (or such shorter period as may be required by the SEC), a quarterly report (which, if permitted under applicable rules of the SEC, may be the quarterly report of Holdings) on Form 10-Q or 6-K (or any successor or comparable forms), including a Management’s Discussion and Analysis of Financial Condition and Results of Operations or substantially similar section (whether or not required by such form).

Notwithstanding the foregoing, the Issuer will be deemed to have furnished such reports referred to above to the Trustee and the holders if it or Holdings has filed (or, in the case of a Form 6-K, furnished) such reports with the SEC via the EDGAR filing system and such reports are publicly available.

In the event that any Parent of the Issuer is or becomes a Guarantor or co-obligor of the notes, the indenture permits the Issuer to satisfy its obligations in this covenant with respect to financial information relating to the Issuer by furnishing financial information relating to such Parent; provided that, if required by Regulation S-X under the Securities Act, the same is accompanied by consolidating information that explains in reasonable detail the differences between the information relating to such Parent and any of its Subsidiaries other than the Issuer and its Subsidiaries, on the one hand, and the information relating to the Issuer, the Subsidiary Guarantors, if any, and the other Subsidiaries of the Issuer on a standalone basis, on the other hand. The indenture specifically permits the Issuer to satisfy this covenant by furnishing financial information relating to Holdings.

Future Guarantors. The Issuer will not permit any of its Restricted Subsidiaries (other than a Receivables Subsidiary formed in connection with a Qualified Receivables Financing and other than any License Subsidiary in connection with any guarantee of the Credit Agreement and the Eurobond Notes) that is not a Subsidiary Guarantor to, directly or indirectly, guarantee the payment of any Indebtedness of the Issuer unless such Subsidiary executes and delivers to the Trustee a guarantee or a supplemental indenture in form and substance satisfactory to the Trustee (together with such opinions or certificates reasonably requested in connection therewith) pursuant to which such Subsidiary will guarantee payment of the notes. Each Guarantee will be limited to an amount not to exceed the maximum amount that can be guaranteed by that Restricted Subsidiary without rendering the Guarantee, as it relates to such Restricted Subsidiary, voidable under applicable law relating to fraudulent conveyance, financial assistance or fraudulent transfer or similar laws affecting the rights of creditors generally.

Any Guarantee of a Guarantor will be automatically released and discharged upon:

(1) (a) the sale, disposition or other transfer (including through merger, amalgamation or consolidation) of the Capital Stock (including any sale, disposition or other transfer following which an applicable Subsidiary Guarantor is no longer a Restricted Subsidiary), or all or substantially all the assets, of the applicable Subsidiary Guarantor if such sale, disposition or other transfer is made in compliance with the indenture, or

(b) the Issuer designating a Subsidiary Guarantor to be an Unrestricted Subsidiary in accordance with the provisions set forth under “—Certain Covenants—Limitation on Restricted Payments” and the definition of “Unrestricted Subsidiary,” or

(c) the release or discharge of the guarantee by such Restricted Subsidiary of Indebtedness of the Issuer or the repayment of the Indebtedness or Disqualified Stock, in each case, which resulted in the obligation to guarantee the notes, or

(d) the Issuer’s exercise of its legal defeasance option or covenant defeasance option as described under “—Defeasance,” or if the Issuer’s obligations under the indenture are discharged in accordance with the terms of the indenture; and

(2) in the case of clause (1)(a) above, such Guarantor is released from its guarantees, if any, of, and all pledges and security, if any, granted in connection with, the Credit Agreement and any other Indebtedness of the Issuer.

A Guarantee also will be automatically released upon the applicable Subsidiary ceasing to be a Subsidiary as a result of any foreclosure of any pledge or security interest securing Bank Indebtedness or other exercise of remedies in respect thereof.

Maintenance of Insurance. The Issuer will, and will cause each Restricted Subsidiary to, obtain, maintain and keep in full force and effect at all times (i) with respect to each Satellite procured by the Issuer or any Restricted Subsidiary for which the risk of loss passes to the Issuer or such Restricted Subsidiary at or before launch, and for which launch insurance or commitments with respect thereto are not in place as of the Issue Date, launch insurance with respect to each such Satellite covering the launch of such Satellite and a period of time thereafter, but only to the extent, if at all, and on such terms (including coverage period, exclusions, limitations on coverage, co-insurance, deductibles and coverage amount) as is determined by the Board of Directors of the Issuer, to be in the best interests of the Issuer as evidenced by a resolution of the Board of Directors, (ii) with respect to each Satellite it currently owns or for which it has risk of loss (or, if the entire Satellite is not owned, the portion it owns or for which it has risk of loss), other than any Excluded Satellite, In-Orbit Insurance and (iii) at all times subsequent to the coverage period of the launch insurance described in clause

(i) above, if any, or if launch insurance is not procured, at all times subsequent to the initial completion of in-orbit testing, in each case with respect to each Satellite it then owns or for which it has risk of loss (or portion, as applicable), other than any Excluded Satellite, In-Orbit Insurance; provided, however, that at any time with respect to a Satellite that is not an Excluded Satellite, neither the Issuer nor any Restricted Subsidiary shall be required to maintain In-Orbit Insurance in excess of 33% of the aggregate net book value of all in-orbit Satellites (and portions it owns or for which it has risk of loss) insured (it being understood that any Satellite (or portion, as applicable) protected by In-Orbit Contingency Protection shall be deemed to be insured for a percentage of its net book value as set forth in the definition of “In-Orbit Contingency Protection”). In the event that the expiration and non-renewal of In-Orbit Insurance for such a Satellite (or portion, as applicable) resulting from a claim of loss under such policy causes a failure to comply with the proviso to the immediately preceding sentence, the Issuer and its Restricted Subsidiaries shall be deemed to be in compliance with the proviso to the immediately preceding sentence for the 120 days immediately following such expiration or non-renewal, provided that the Issuer or a Restricted Subsidiary, as the case may be, procures such In-Orbit Insurance or provides such In-Orbit Contingency Protection as necessary to comply with the preceding proviso within such 120-day period.

Insurance policies obtained or renewed after the Issue Date required by the foregoing paragraph, shall

(i) contain no exclusions other than

(A) Acceptable Exclusions and such other exclusions or limitations of coverage as may be applicable to a substantial portion of satellites of the same model or relating to systemic failures or anomalies as are then customary in the satellite insurance market and

(B) such specific exclusions applicable to the performance of the Satellite (or portion, as applicable) being insured as are reasonably acceptable to the Board of Directors of the Issuer in order to obtain insurance for a price that is, and on other terms and conditions that are, commercially reasonable and

(ii) provide coverage for all risks of loss of and damage to the Satellite (or portion, as applicable).

The insurance required by this covenant shall name the Issuer or the applicable Restricted Subsidiary as the named insured.

In the event of the unavailability of any In-Orbit Contingency Protection for any reason, the Issuer or a Restricted Subsidiary, as the case may be, shall, subject to the proviso to the first sentence of the first paragraph of this covenant above, within 120 days of such unavailability, be required to have in effect In-Orbit Insurance complying with clause (ii) or (iii) of the first paragraph above, as applicable, with respect to all Satellites (or portions, as applicable), other than Excluded Satellites that the unavailable In-Orbit Contingency Protection was intended to protect and for so long as such In-Orbit Contingency Protection is unavailable, provided that the Issuer and its Restricted Subsidiaries shall be considered in compliance with this insurance covenant for the 120 days immediately following such unavailability.

In the event that the Issuer or any of its Restricted Subsidiaries receives any Event of Loss Proceeds in respect of an Event of Loss, such Event of Loss Proceeds shall be applied in the manner provided for under “—Asset Sales.”

Merger, Amalgamation, Consolidation or Sale of All or Substantially All Assets

The indenture provides that the Issuer may not consolidate, amalgamate or merge with or into or wind up into (whether or not the Issuer is the surviving corporation), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets in one or more related transactions (other than in connection with the Transfer Transactions) to, any Person unless:

(1) the Issuer is a surviving Person or the Person formed by or surviving any such consolidation, amalgamation or merger (if other than the Issuer) or to which such sale, assignment, transfer, lease, conveyance or other disposition has been made is a corporation, partnership or limited liability company organized or existing under the laws of the United States, any state thereof, the District of Columbia or any territory thereof, under the laws of the jurisdiction of organization of the Issuer or under the laws of any country that is a member of the European Union (the Issuer or such Person, as the case may be, being herein called the “Successor Company”);

(2) the Successor Company (if other than the Issuer) expressly assumes all the obligations of the Issuer under the indenture and the notes pursuant to supplemental indentures or other documents or instruments in form reasonably satisfactory to the Trustee;

(3) immediately after giving effect to such transaction no Default or Event of Default shall have occurred and be continuing;

(4) immediately after giving pro forma effect to such transaction, as if such transaction had occurred at the beginning of the applicable four-quarter period (and treating any Indebtedness which becomes an obligation of the Successor Company or any of its Restricted Subsidiaries as a result of such transaction as having been Incurred by the Successor Company or such Restricted Subsidiary at the time of such transaction), either

(a) the Successor Company would be permitted to Incur at least $1.00 of additional Indebtedness pursuant to the Debt to Adjusted EBITDA Ratio test set forth in clause (i) of the second paragraph of the covenant described under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”; or

(b) the Debt to Adjusted EBITDA Ratio for the Successor Company and its Restricted Subsidiaries would be equal to or less than such ratio for the Issuer and its Restricted Subsidiaries immediately prior to such transaction; and

(5) the Issuer shall have delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that such consolidation, amalgamation, merger or transfer and such supplemental indentures (if any) comply with the indenture.

The Successor Company (if other than the Issuer) will succeed to, and be substituted for, the Issuer under the indenture and the notes, and the Issuer will automatically be released and discharged from its obligations under the indenture and the notes. Notwithstanding the foregoing clauses (3) and (4), (a) the Issuer or any Restricted Subsidiary may consolidate or amalgamate with, merge into, sell, assign or transfer, lease, convey or otherwise dispose of all or part of its properties and assets to the Issuer or to another Restricted Subsidiary and (b) the Issuer may merge, amalgamate or consolidate with an Affiliate incorporated solely for the purpose of reincorporating the Issuer in a (or another) state of the United States, the District of Columbia, any territory of the United States or any country that is a member of the European Union so long as the amount of Indebtedness of the Issuer and its Restricted Subsidiaries is not

increased thereby (any transaction described in this sentence a “Specified Merger/Transfer Transaction”).

The indenture contains similar provisions relating to the consolidation, amalgamation, merger or sale of all or substantially all of the assets of Holdings or any Subsidiary Guarantor.

Defaults

An Event of Default is defined in the indenture as:

(1) a default in any payment of interest on any note when due continues for 30 days,

(2) a default in the payment of principal or premium, if any, of any note when due at its Stated Maturity, upon optional redemption, upon required repurchase, upon declaration or otherwise,

(3) the failure by the Issuer or any of its Restricted Subsidiaries to comply for 60 days after notice with its other agreements contained in the notes or the indenture; provided, however, that to the extent such failure relates solely to an action or inaction by Intelsat General, and the Issuer and its Restricted Subsidiaries have otherwise complied with the covenant described under “—Certain Covenants—Matters Relating to Intelsat General Corporation,” no Event of Default shall occur,

(4) the failure by Holdings, the Issuer or any Significant Subsidiary to pay any Indebtedness (other than Indebtedness owing to a Parent of the Issuer or a Restricted Subsidiary of the Issuer) within any applicable grace period after final maturity or the acceleration of any such Indebtedness by the holders thereof because of a default, in each case, if the total amount of such Indebtedness unpaid or accelerated exceeds $50.0 million or its foreign currency equivalent (the “cross-acceleration provision”),

(5) certain events of bankruptcy, insolvency or reorganization of Holdings, the Issuer or a Significant Subsidiary (the “bankruptcy provisions”), or

(6) failure by Holdings, the Issuer or any Significant Subsidiary to pay final judgments aggregating in excess of $50.0 million or its foreign currency equivalent (net of any amounts which are covered by enforceable insurance policies issued by solvent carriers), which judgments are not discharged, waived or stayed for a period of 60 days (the “judgment default provision”).

The foregoing will constitute Events of Default whatever the reason for any such Event of Default and whether it is voluntary or involuntary or is effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body.

However, a default under clause (3) will not constitute an Event of Default until the Trustee or the holders of 25% in principal amount at maturity of outstanding notes notify the Issuer of the default and the Issuer does not cure such default within the time specified in clause (3) hereof after receipt of such notice.

If an Event of Default (other than a Default relating to certain events of bankruptcy, insolvency or reorganization of the Issuer) occurs and is continuing, the Trustee or the holders of at least 25% in principal amount at maturity of outstanding notes by notice to the Issuer may declare the Accreted Value of, premium, if any, and accrued but unpaid interest on all the notes to be due and payable. Upon such a declaration, such Accreted Value, premium, if any, and interest will be due and payable immediately. If an Event of Default relating to certain events of bankruptcy, insolvency or reorganization of the Issuer occurs, the Accreted Value of, premium (if any) and interest on all the notes will become immediately due and payable without any declaration or other act on the part of the Trustee or any holders. Under certain circumstances, the holders of a majority in principal amount at maturity of outstanding notes may rescind any such acceleration with respect to the notes and its consequences.

In the event of any Event of Default specified in clause (4) of the first paragraph above, such Event of Default and all consequences thereof (excluding, however, any resulting payment default) will be annulled, waived and rescinded, automatically and without any action by the Trustee or the holders of the notes, if within 20 days after such Event of Default arose the Issuer delivers an Officers’ Certificate to the Trustee stating that (x) the Indebtedness or guarantee that is the basis for such Event of Default has been discharged or (y) the holders thereof have rescinded or waived the acceleration, notice or action (as the case may be) giving rise to such Event of Default or (z) the default that is the basis for such Event of Default has been cured, it being understood that in no event shall an acceleration of the Accreted Value of the notes as described above be annulled, waived or rescinded upon the happening of any such events.

Subject to the provisions of the indenture relating to the duties of the Trustee, in case an Event of Default occurs and is continuing, the Trustee will be under no obligation to exercise any of the rights or powers under the indenture at the request or direction of any of the holders unless such holders have offered to the Trustee reasonable indemnity or security against any loss, liability or expense. Except to enforce the right to receive payment of Accreted Value, premium (if any) or interest when due, no holder may pursue any remedy with respect to the indenture or the notes unless:

(1) such holder has previously given the Trustee notice that an Event of Default is continuing,

(2) holders of at least 25% in aggregate principal amount at maturity of the outstanding notes have requested the Trustee to pursue the remedy,

(3) such holders have offered the Trustee reasonable security or indemnity against any loss, liability or expense,

(4) the Trustee has not complied with such request within 60 days after the receipt of the request and the offer of security or indemnity, and

(5) the holders of a majority in aggregate principal amount at maturity of the outstanding notes have not given the Trustee a direction inconsistent with such request within such 60-day period.

Subject to certain restrictions, the holders of a majority in aggregate principal amount at maturity of outstanding notes are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee. The Trustee, however, may refuse to follow any direction that conflicts with law or the indenture or that the Trustee determines is unduly prejudicial to the rights of any other holder or that would involve the Trustee in personal liability. Prior to taking any action under the indenture, the Trustee will be entitled to indemnification satisfactory to it in its sole discretion against all losses and expenses caused by taking or not taking such action.

The indenture provides that if a Default occurs and is continuing and is actually known to the Trustee, the Trustee must mail to each holder of notes notice of the Default within the earlier of 90 days after it occurs or 30 days after it is actually known to a Trust Officer or written notice of it is received by the Trustee. Except in the case of a Default in the payment of Accreted Value of, premium (if any) or interest on any note, the Trustee may withhold notice if and so long as a committee of its Trust Officers in good faith determines that withholding notice is in the interests of the noteholders. In addition, the Issuer is required to deliver to the Trustee, within 120 days after the end of each fiscal year, a certificate indicating whether the signers thereof know of any Default that occurred during the previous year. The Issuer also is required to deliver to the Trustee, within 30 days after the occurrence thereof, written notice of any events which would constitute certain Defaults, their status and what action the Issuer is taking or proposes to take in respect thereof.

Amendments and Waivers

Subject to certain exceptions, the indenture may be amended with the consent of the holders of a majority in aggregate principal amount at maturity of the notes then outstanding and any past default or compliance with any provision may be waived with the consent of the holders of a majority in aggregate principal amount at maturity of the notes then outstanding. However, without the consent of each holder of an outstanding note affected, no amendment may, among other things:

(1) reduce the amount of notes whose holders must consent to an amendment,

(2) reduce the rate of or extend the time for payment of interest on any note,

(3) reduce the Accreted Value of or change the Stated Maturity of any note,

(4) reduce the premium payable upon the redemption of any note or change the time at which any note may be redeemed as described under “—Optional Redemption,”

(5) make any note payable in money other than that stated in such note,

(6) impair the right of any holder to receive payment of Accreted Value of, premium, if any, and interest on such holder’s notes on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such holder’s notes,

(7) make any change in the amendment provisions which require each holder’s consent or in the waiver provisions,

(8) expressly subordinate the notes to any other Indebtedness of the Issuer, or

(9) change the method of calculation of Accreted Value in any manner adverse to the holders.

Notwithstanding the preceding, without the consent of any holder, the Issuer, Holdings and the Trustee may amend the indenture to cure any ambiguity, omission, defect or inconsistency, to provide for the assumption by a Successor Corporation, partnership or limited liability company of the obligations of the Issuer under the indenture and the notes, to provide for the assumption by a Successor Guarantor of the obligations of a Subsidiary Guarantor under the indenture and its Guarantee, to provide for uncertificated notes in addition to or in place of certificated notes (provided that the uncertificated notes are issued in registered form for purposes of Section 163(f) of the Code, or in a manner such that the uncertificated notes are described in Section 163(f)(2)(B) of the Code), to add Guarantees with respect to the notes, to secure the notes, to add to the covenants of the Issuer or any Parent of the Issuer for the benefit of the holders or to surrender any right or power conferred upon the Issuer or any Parent of the

Issuer, to make any change that does not adversely affect the rights of any holder, to comply with any requirement of the SEC in connection with the qualification of the indenture under the TIA, to effect any provision of the indenture (including to release any Guarantees in accordance with the terms of the Indenture) or to make certain changes to the indenture to provide for the issuance of additional notes.

The consent of the noteholders is not necessary under the indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment.

After an amendment under the indenture becomes effective, the Issuer is required to mail to the noteholders a notice briefly describing such amendment. However, the failure to give such notice to all noteholders entitled to receive such notice, or any defect therein, will not impair or affect the validity of the amendment.

No Personal Liability of Directors, Officers, Employees and Stockholders

No director, officer, employee, incorporator or holder of any Equity Interests in the Issuer (other than Holdings) or any Parent of the Issuer, as such, will have any liability for any obligations of the Issuer under the notes or the indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of notes by accepting a note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the notes. The waiver may not be effective to waive liabilities under the federal securities laws.

Transfer and Exchange

A noteholder may transfer or exchange notes in accordance with the indenture. Upon any transfer or exchange, the registrar and the Trustee may require a noteholder, among other things, to furnish appropriate endorsements and transfer documents and the Issuer may require a noteholder to pay any taxes required by law or permitted by the indenture. The Issuer is not required to transfer or exchange any note selected for redemption or to transfer or exchange any note for a period of 15 days prior to a selection of notes to be redeemed. The notes will be issued in registered form and the registered holder of a note will be treated as the owner of such note for all purposes.

Satisfaction and Discharge

The indenture will be discharged and will cease to be of further effect (except as to surviving rights of registration or transfer or exchange of notes, as expressly provided for in the indenture) as to all outstanding notes when:

(1) either (a) all the notes theretofore authenticated and delivered (except lost, stolen or destroyed notes which have been replaced or paid and notes for whose payment money has theretofore been deposited in trust or segregated and held in trust by the Issuer and thereafter repaid to the Issuer or discharged from such trust) have been delivered to the Trustee for cancellation or (b) all of the notes (i) have become due and payable, (ii) will become due and payable at their Stated Maturity within one year or (iii) if redeemable at the option of the Issuer, are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Issuer, and the Issuer has irrevocably deposited or caused to be deposited with the Trustee funds in an amount sufficient to pay and discharge the entire

Indebtedness on the notes not theretofore delivered to the Trustee for cancellation, for Accreted Value of, premium, if any, and interest on the notes to the date of deposit together with irrevocable instructions from the Issuer directing the Trustee to apply such funds to the payment thereof at maturity or redemption, as the case may be;

(2) the Issuer and/or any Guarantors have paid all other sums payable under the indenture; and

(3) the Issuer has delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel stating that all conditions precedent under the indenture relating to the satisfaction and discharge of the indenture have been complied with.

Defeasance

The Issuer at any time may terminate all its obligations under the notes and the indenture (“legal defeasance”), except for certain obligations, including those respecting the defeasance trust and obligations to register the transfer or exchange of the notes, to replace mutilated, destroyed, lost or stolen notes and to maintain a registrar and paying agent in respect of the notes. The Issuer at any time may terminate its obligations under certain covenants that are described in the indenture, including the covenants described under “—Certain Covenants,” the operation of the cross-acceleration provision, the bankruptcy provisions with respect to Significant Subsidiaries and the judgment default provision described under “—Defaults” and the undertakings and covenants contained under “—Change of Control” and “—Merger, Amalgamation, Consolidation or Sale of All or Substantially All Assets” (“covenant defeasance”). If the Issuer exercises its legal defeasance option or its covenant defeasance option, each Guarantor will be released from all of its obligations with respect to its Guarantee.

The Issuer may exercise its legal defeasance option notwithstanding its prior exercise of its covenant defeasance option. If the Issuer exercises its legal defeasance option, payment of the notes may not be accelerated because of an Event of Default with respect thereto. If the Issuer exercises its covenant defeasance option, payment of the notes may not be accelerated because of an Event of Default specified in clause (3), (4), (5) (with respect only to Significant Subsidiaries) or (6) under “—Defaults” or because of the failure of the Issuer to comply with the undertakings and covenants contained under “—Change of Control” or “—Merger, Amalgamation, Consolidation or Sale of All or Substantially All Assets.”

In order to exercise either defeasance option, the Issuer or Holdings must irrevocably deposit in trust (the “defeasance trust”) with the Trustee money or U.S. Government Obligations for the payment of Accreted Value, premium (if any) and interest on the applicable issue of notes to redemption or maturity, as the case may be, and must comply with certain other conditions, including delivery to the Trustee of an Opinion of Counsel to the effect that holders of the notes will not recognize income, gain or loss for federal income tax purposes as a result of such deposit and defeasance and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred (and, in the case of legal defeasance only, such Opinion of Counsel must be based on a ruling of the Internal Revenue Service or change in applicable federal income tax law). Notwithstanding the foregoing, the Opinion of Counsel required by the immediately preceding sentence with respect to a legal defeasance need not be delivered if all notes not theretofore delivered to the Trustee for cancellation (x) have become due and payable or (y) will become due and payable at their Stated Maturity within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Issuer.

Concerning the Trustee

Wells Fargo Bank, National Association is the Trustee under the indenture and has been appointed by the Issuer as registrar and a paying agent with regard to the notes.

Governing Law

The indenture provides that it and the notes are governed by, and construed in accordance with, the laws of the State of New York.

Certain Definitions

“Acceptable Exclusions” means

(1) war, invasion or hostile or warlike action in time of peace or war, including action in hindering, combating or defending against an actual, impending or expected attack by:

(a) any government or sovereign power (de jure or de facto),

(b) any authority maintaining or using a military, naval or air force,

(c) a military, naval or air force, or

(d) any agent of any such government, power, authority or force;

(2) any anti-satellite device, or device employing atomic or nuclear fission or fusion, or device employing laser or directed energy beams;

(3) insurrection, strikes, labor disturbances, riots, civil commotion, rebellion, revolution, civil war, usurpation, or action taken by a government authority in hindering, combating or defending against such an occurrence, whether there be declaration of war or not;

(4) confiscation, nationalization, seizure, restraint, detention, appropriation, requisition for title or use by or under the order of any government or governmental authority or agent (whether secret or otherwise or whether civil, military or de facto) or public or local authority or agency;

(5) nuclear reaction, nuclear radiation, or radioactive contamination of any nature, whether such loss or damage be direct or indirect, except for radiation naturally occurring in the space environment;

(6) electromagnetic or radio frequency interference, except for physical damage to the Satellite directly resulting from such interference;

(7) willful or intentional acts of the directors or officers of the named insured, acting within the scope of their duties, designed to cause loss or failure of the Satellite;

(8) an act of one or more individuals, whether or not agents of a sovereign power, for political or terrorist purposes and whether the loss, damage or failure resulting therefrom is accidental or intentional;

(9) any unlawful seizure or wrongful exercise of control of the Satellite made by any individual or individuals acting for political or terrorist purposes;

(10) loss of revenue, incidental damages or consequential loss;

(11) extra expenses, other than the expenses insured under such policy;

(12) third party liability;

(13) loss of a redundant component(s) that does not cause a transponder failure; and

(14) such other similar exclusions or modifications to the foregoing exclusions as may be customary for policies of such type as of the date of issuance or renewal of such coverage.

“Accreted Value” means, as of any date (the “Specified Date”), the amount provided below for each $1,000 principal amount at maturity of notes:

(1) if the Specified Date occurs on one of the following dates (each, a “Semi-Annual Accrual Date”), the Accreted Value will equal the amount set forth below for such Semi-Annual Accrual Date:

Semi-Annual Accrual Date	Accreted Value
February 11, 2005	$637.87
August 1, 2005	$665.70
February 1, 2006	$696.49
August 1, 2006	$728.70
February 1, 2007	$762.41
August 1, 2007	$797.67
February 1, 2008	$834.56
August 1, 2008	$873.16
February 1, 2009	$913.54
August 1, 2009	$955.79
February 1, 2010	$1,000.00

(2) if the Specified Date occurs before the first Semi-Annual Accrual Date, the Accreted Value will equal the sum of (A) the original issue price of a note and (B) an amount equal to the product of (x) the Accreted Value for the first Semi-Annual Accrual Date less such original issue price multiplied by (y) a fraction, the numerator of which is the number of days from the Issue Date to the Specified Date, using a 360-day year of twelve 30-day months, and the denominator of which is the number of days elapsed from the Issue Date to the first Semi-Accrual Date, using a 360-day year of twelve 30-day months;

(3) if the Specified Date occurs between two Semi-Accrual Dates, the Accreted Value will equal the sum of (A) the Accreted Value for the Semi-Annual Accrual Date immediately preceding such Specified Date and (B) an amount equal to the product of (x) the Accreted Value for the immediately following Semi-Annual Accrual Date less the Accreted Value for the Semi-Annual Accrual Date immediately preceding such Specified Date multiplied by (y) a fraction, the numerator of which is the number of days from the immediately preceding Semi-Annual Accrual Date to the Specified Date, using a 360-day year of twelve 30-day months, and the denominator of which is 180; or

(4) if the Specified Date occurs on or after the Full Accretion Date, the Accreted Value will equal $1,000.

“Acquired Indebtedness” means, with respect to any specified Person:

(1) Indebtedness of any other Person existing at the time such other Person is merged with or into or becomes a Restricted Subsidiary of such specified Person, and

(2) Indebtedness secured by a Lien encumbering any asset acquired by such specified Person,

in each case, other than Indebtedness Incurred as consideration in, in contemplation of, or to provide all or any portion of the funds or credit support utilized to consummate, the transaction or series of related transactions pursuant to which such Restricted Subsidiary became a Restricted Subsidiary or was otherwise acquired by such Person, or such asset was acquired by such Person, as applicable.

“Acquisition” means the transactions pursuant to which Intelsat Holdings Limited (formerly known as Zeus Holdings Limited) became the owner of all of the outstanding share capital of Intelsat, Ltd. pursuant to the Transaction Agreement.

“Acquisition Date” means January 28, 2005, the date of the consummation of the Acquisition pursuant to the Acquisition Documents.

“Acquisition Documents” means the Transaction Agreement, the Credit Agreement, the indenture for the Existing Notes and, in each case, any other document entered into in connection therewith, in each case as amended, supplemented or modified from time to time.

“Adjusted EBITDA” means, with respect to any Person for any period, the Consolidated Net Income of such Person for such period plus, without duplication, to the extent the same was deducted in calculating Consolidated Net Income:

(1) Consolidated Taxes; plus

(2) Consolidated Interest Expense (including any interest expense set forth in clause (4) of the definition thereof, whether or not the same was deducted in calculating Consolidated Net Income); plus

(3) Consolidated Non-cash Charges; plus

(4) the amount of any restructuring charges or expenses (which, for the avoidance of doubt, shall include retention, severance, systems establishment costs or excess pension charges); plus

(5) (a) the amount of any fees or expenses incurred or paid in such period for transition services related to satellites or other assets or businesses acquired and (b) the amount of management, monitoring, consulting and advisory fees and related expenses paid to the Sponsors or any other Permitted Holder (or any accruals relating to such fees and related expenses) during such period, provided that such amount pursuant to subclause (b) shall not exceed in any four-quarter period the greater of (x) $6.25 million and (y) 1.25% of Adjusted EBITDA of such Person and its Restricted Subsidiaries;

less, without duplication,

(6) non-cash items increasing Consolidated Net Income for such period (excluding any items which represent the reversal of any accrual of, or cash reserve for, anticipated cash charges in any prior period and any items for which cash was received in any prior period).

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise.

“Applicable Premium” means, with respect to any note on any applicable redemption date, the greater of:

(1) 1.0% of the then outstanding Accreted Value of such note; and

(2) the excess of:

(a) the present value at such redemption date of the redemption price of such note at February 1, 2010 (such redemption price being set forth in the table appearing above under “—Optional Redemption”), computed using a discount rate equal to the Treasury Rate as of such redemption date plus 50 basis points; over

(b) the then outstanding Accreted Value of such note.

“Asset Sale” means:

(1) the sale, conveyance, transfer or other disposition (whether in a single transaction or a series of related transactions) of property or assets (including by way of a Sale/Leaseback Transaction) of the Issuer or any Restricted Subsidiary of the Issuer (each referred to in this definition as a “disposition”) or

(2) the issuance or sale of Equity Interests (other than directors’ qualifying shares or shares or interests required to be held by foreign nationals) of any Restricted Subsidiary (other than to the Issuer or another Restricted Subsidiary of the Issuer) (whether in a single transaction or a series of related transactions), in each case other than:

(a) a disposition of Cash Equivalents or Investment Grade Securities or obsolete or worn out property or equipment in the ordinary course of business (including the sale or leasing (including by way of sales-type lease) of transponders or transponder capacity and the leasing or licensing of teleports);

(b) the disposition of all or substantially all of the assets of the Issuer in a manner permitted pursuant to the provisions described above under “—Merger, Amalgamation, Consolidation or Sale of All or Substantially All Assets” or any disposition that constitutes a Change of Control;

(c) any Restricted Payment or Permitted Investment that is permitted to be made, and is made, under the covenant described above under “—Certain Covenants—Limitation on Restricted Payments”;

(d) any disposition of assets or issuance or sale of Equity Interests of any Restricted Subsidiary with an aggregate Fair Market Value of less than $20.0 million;

(e) any disposition of property or assets or the issuance of securities by a Restricted Subsidiary of the Issuer to the Issuer or by the Issuer or a Restricted Subsidiary of the Issuer to a Restricted Subsidiary of the Issuer;

(f) any exchange of assets for assets (including a combination of assets and Cash Equivalents) related to a Similar Business of comparable or greater market value or usefulness to the business of the Issuer and its Restricted Subsidiaries as a whole, as determined in good faith by the Issuer, which in the event of an exchange of assets with a Fair Market Value in excess of (1) $20.0 million shall be evidenced by an Officers’ Certificate, and (2) $40.0 million shall be set forth in a resolution approved in good faith by at least a majority of the Board of Directors of the Issuer;

(g) foreclosures on assets or property of the Issuer or its Subsidiaries;

(h) any sale of Equity Interests in, or Indebtedness or other securities of, an Unrestricted Subsidiary;

(i) any disposition of inventory or other assets (including transponders, transponder capacity and teleports) in the ordinary course of business;

(j) the lease, assignment or sublease of any real or personal property in the ordinary course of business;

(k) a sale of accounts receivable (including in respect of sales-type leases) and related assets (including contract rights) of the type specified in the definition of “Receivables Financing” to a Receivables Subsidiary in a Qualified Receivables Financing or in factoring or similar transactions;

(l) a transfer of accounts receivable and related assets of the type specified in the definition of “Receivables Financing” (or a fractional undivided interest therein) by a Receivables Subsidiary in a Qualified Receivables Financing;

(m) the grant in the ordinary course of business of any license of patents, trademarks, know-how and any other intellectual property;

(n) any Event of Loss;

(o) any sale or other disposition of assets or property in connection with a Specified Sale/Leaseback Transaction;

(p) any sale of an Excluded Satellite; provided that for purposes of this clause (p) of this definition of Asset Sale, references in the definition of Excluded Satellite to $37.5 million shall be deemed to be $25 million; and provided, further, that any cash and Cash Equivalents received in connection with the sale of an Excluded Satellite shall be treated as Net Proceeds of an Asset Sale and shall be applied as provided for under the provisions described under “—Certain Covenants—Asset Sales;”

(q) any transfer or disposition of any assets or equity of Galaxy Satellite TV Holdings Limited or Galaxy Satellite Broadcasting Limited; and

(r) any disposition of assets in connection with the Transactions.

“Bank Indebtedness” means any and all amounts payable under or in respect of the Credit Agreement or the other Senior Credit Documents, as amended, restated, supplemented, waived, replaced, restructured, repaid, refunded, refinanced or otherwise modified from time to time (including after termination of the Credit Agreement), including principal, premium (if any), interest (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to the Issuer whether or not a claim for post-filing interest is allowed in such proceedings), fees, charges, expenses, reimbursement obligations, guarantees and all other amounts payable thereunder or in respect thereof.

“Board of Directors” means as to any Person, the board of directors or managers, as applicable, of such Person (or, if such Person is a partnership, the board of directors or other governing body of the general partner of such Person) or any duly authorized committee thereof.

“Business Day” means a day other than a Saturday, Sunday or other day on which banking institutions are authorized or required by law to close in New York City.

“Capital Stock” means:

(1) in the case of a corporation or a company, corporate stock or shares;

(2) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(3) in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and

(4) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

“Capitalized Lease Obligation” means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at such time be required to be capitalized and reflected as a liability on a balance sheet (excluding the footnotes thereto) in accordance with GAAP.

“Cash Contribution Amount” means the aggregate amount of cash contributions made to the capital of the Issuer or any Guarantor described in the definition of “Contribution Indebtedness.”

“Cash Equivalents” means:

(1) U.S. dollars, pounds sterling, euros, national currency of any participating member state in the European Union or, in the case of any Foreign Subsidiary that is a Restricted Subsidiary, such local currencies held by it from time to time in the ordinary course of business;

(2) securities issued or directly and fully guaranteed or insured by the government of the United States or any country that is a member of the European Union or any agency or instrumentality thereof, in each case with maturities not exceeding two years from the date of acquisition;

(3) certificates of deposit, time deposits and eurodollar time deposits with maturities of one year or less from the date of acquisition, bankers’ acceptances, in each case with maturities not exceeding one year, and overnight bank deposits, in each case with any commercial bank having capital and surplus in excess of $250 million, or the foreign currency equivalent thereof, and whose long-term debt is rated “A” or the equivalent thereof by Moody’s or S&P (or reasonably equivalent ratings of another internationally recognized ratings agency);

(4) repurchase obligations for underlying securities of the types described in clauses (2) and (3) above entered into with any financial institution meeting the qualifications specified in clause (3) above;

(5) commercial paper issued by a corporation (other than an Affiliate of the Issuer) rated at least “A-1” or the equivalent thereof by Moody’s or S&P (or reasonably equivalent ratings of another internationally recognized ratings agency) and in each case maturing within one year after the date of acquisition;

(6) readily marketable direct obligations issued by any state of the United States of America or any political subdivision thereof having one of the two highest rating categories obtainable from either Moody’s or S&P (or reasonably equivalent ratings of another internationally recognized ratings agency) in each case with maturities not exceeding two years from the date of acquisition;

(7) Indebtedness issued by Persons (other than the Sponsors or any of their Affiliates) with a rating of “A” or higher from S&P or “A-2” or higher from Moody’s (or reasonably equivalent ratings of another internationally recognized ratings agency) in each case with maturities not exceeding two years from the date of acquisition; and

(8) investment funds investing at least 95% of their assets in securities of the types described in clauses (1) through (7) above.

“Code” means the Internal Revenue Code of 1986, as amended.

“Comsat General Transaction” means the acquisition by Intelsat, Ltd. and certain of its subsidiaries of the business of COMSAT General Corporation and certain of its affiliates and the transactions related thereto, as contemplated by the agreement dated May 11, 2004, between Intelsat, Ltd., Intelsat Government Solutions Corporation, Intelsat MTC LLC, COMSAT General Corporation, Lockheed Martin Global Telecommunications, LLC and COMSAT New Services, Inc.

“Consolidated Interest Expense” means, with respect to any Person for any period, the sum, without duplication, of:

(1) consolidated interest expense of such Person and its Restricted Subsidiaries for such period, to the extent such expense was deducted in computing Consolidated Net Income (including amortization of original issue discount, the interest component of Capitalized Lease Obligations, and net payments and receipts (if any) pursuant to interest rate Hedging Obligations and excluding amortization of deferred financing fees, expensing of any bridge or other financing fees and any interest under Satellite Purchase Agreements);

(2) consolidated capitalized interest of such Person and its Restricted Subsidiaries for such period, whether paid or accrued;

(3) commissions, discounts, yield and other fees and charges Incurred in connection with any Receivables Financing which are payable to Persons other than such Person and its Restricted Subsidiaries; and

(4) with respect to any Person, consolidated interest expense of any Parent of such Person for such period with respect to the Existing Holdings Notes or any refinancing thereof to the extent cash interest is paid thereon pursuant to clause (13)(c) of the third paragraph of the covenant described under “—Limitation on Restricted Payments”;

less interest income for such period;

provided that, for purposes of calculating Consolidated Interest Expense, no effect shall be given to the effect of any purchase accounting adjustments in connection with the Transactions; provided, further, that for purposes of calculating Consolidated Interest Expense, no effect shall be given to the discount and/or premium resulting from the bifurcation of derivatives under Statement of Financial Accounting Standards No. 133 and related interpretations as a result of the terms of the Indebtedness to which such Consolidated Interest Expense relates.

“Consolidated Net Income” means, with respect to any Person for any period, the aggregate of the Net Income of such Person and its Restricted Subsidiaries for such period, on a consolidated basis; provided, however, that:

(1) any net after-tax extraordinary or nonrecurring or unusual gains or losses (less all fees and expenses relating thereto), or income or expense or charge (including, without limitation, any severance, relocation or other restructuring costs) and fees, expenses or charges related to any offering of equity interests of such Person, Investment, acquisition or Indebtedness permitted to be Incurred by the indenture (in each case, whether or not successful), including any such fees, expenses, charges or change in control payments related to the Transactions, in each case, shall be excluded;

(2) any increase in amortization or depreciation or any one-time non-cash charges resulting from purchase accounting in connection with the Transactions or any acquisition that is consummated prior to, on or after January 28, 2005 shall be excluded;

(3) the Net Income for such period shall not include the cumulative effect of a change in accounting principles during such period;

(4) any net after-tax income or loss from discontinued operations and any net after-tax gains or losses on disposal of discontinued operations shall be excluded;

(5) any net after-tax gains or losses (less all fees and expenses or charges relating thereto) attributable to business dispositions or asset dispositions other than in the ordinary course of business (as determined in good faith by the Board of Directors of the Issuer) shall be excluded;

(6) any net after-tax gains or losses (less all fees and expenses or charges relating thereto) attributable to the early extinguishment of indebtedness shall be excluded;

(7) the Net Income for such period of any Person that is not a Subsidiary of such Person, or is an Unrestricted Subsidiary, or that is accounted for by the equity method of accounting, shall be included only to the extent of the amount of dividends or distributions or other payments paid in cash (or to the extent converted into cash) to the referent Person or a Restricted Subsidiary thereof in respect of such period;

(8) solely for the purpose of determining the amount of Cumulative Credit, the Net Income for such period of any Restricted Subsidiary (other than any Subsidiary Guarantor) shall be excluded to the extent that the declaration or payment of dividends or similar distributions by such Restricted Subsidiary of its Net Income is not at the date of determination permitted without any prior governmental approval (which has not been obtained) or, directly or indirectly, by the operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to such Restricted Subsidiary or its stockholders, unless (x) such restrictions with respect to the payment of dividends or similar distributions have been legally waived or (y) such restriction is permitted by the covenant described under “Dividend and other Payment Restrictions Affecting Subsidiaries”; provided that the Consolidated Net Income of such Person shall be increased by the amount of dividends or other distributions or other payments actually paid in cash (or converted into cash) by any such Restricted Subsidiary to such Person, to the extent not already included therein;

(9) any non-cash impairment charge or asset write-off resulting from the application of Statement of Financial Accounting Standards No. 142 and 144, and the amortization of intangibles arising pursuant to No. 141, shall be excluded;

(10) any non-cash expenses realized or resulting from employee benefit plans or post-employment benefit plans, grants of stock appreciation or similar rights, stock options or other rights to officers, directors and employees of such Person or any of its Restricted Subsidiaries shall be excluded;

(11) any (a) severance or relocation costs or expenses, (b) one-time non-cash compensation charges, (c) solely for purposes of calculating the Debt to Adjusted EBITDA Ratio, the costs and expenses after January 28, 2005, related to employment of terminated employees, (d) costs or expenses realized in connection with, resulting from or in anticipation of the Transactions or (e) costs or expenses realized in connection with or resulting from stock appreciation or similar rights, stock options or other rights existing on January 28, 2005 or on the Issue Date of officers, directors and employees, in each case of such Person or any of its Restricted Subsidiaries, shall be excluded;

(12) accruals and reserves that are established within twelve months after January 28, 2005 and that are so required to be established in accordance with GAAP shall be excluded;

(13) (a)(i) the non-cash portion of “straight-line” rent expense shall be excluded and (ii) the cash portion of “straight-line” rent expense which exceeds the amount expensed in respect of such rent expense shall be included and (b) non-cash gains, losses, income and expenses resulting from fair value accounting required by Statement of Financial Accounting Standards No. 133 and related interpretations shall be excluded; and

(14) an amount equal to the amount of tax distributions actually made to the holders of Capital Stock of such Person or any Parent of such Person in respect of such period in accordance with clause (12) of the third paragraph under “—Certain Covenants—Limitation on Restricted Payments” shall be included as though such amounts had been paid as income taxes directly by such Person for such period.

Notwithstanding the foregoing, for the purpose of the covenant described under “—Certain Covenants—Limitation on Restricted Payments” only, there shall be excluded from the calculation of Consolidated Net Income any dividends, repayments of loans or advances or other transfers of assets from Unrestricted Subsidiaries to such Person or a Restricted Subsidiary of such Person in respect of or that originally constituted Restricted Investments to the extent such dividends, repayments or transfers increase the amount of Restricted Payments permitted under such covenant pursuant to clause (5) or (6) of the definition of “Cumulative Credit.”

“Consolidated Non-cash Charges” means, with respect to any Person for any period, the aggregate depreciation, amortization, impairment, compensation, rent and other non-cash expenses of such Person and its Restricted Subsidiaries for such period on a consolidated basis and otherwise determined in accordance with GAAP, but excluding (i) any such charge which consists of or requires an accrual of, or cash reserve for, anticipated cash charges for any future period and (ii) the non-cash impact of recording the change in fair value of any embedded derivatives under Statement of Financial Accounting Standards No. 133 and related interpretations as a result of the terms of any agreement or instrument to which such Consolidated Non-Cash Charges relate.

“Consolidated Taxes” means, with respect to any Person and its Restricted Subsidiaries on a consolidated basis for any period, provision for taxes based on income, profits or capital, including, without limitation, state franchise and similar taxes, and including an amount equal to the amount of tax distributions actually made to the holders of Capital Stock of such Person or any Parent of such Person in respect of such period in accordance with clause (12) of the third paragraph under “—Certain Covenants—Limitation on Restricted Payments,” which shall be included as though such amounts had been paid as income taxes directly by such Person.

“Consolidated Total Indebtedness” means, as at any date of determination, an amount equal to the sum of (1) the aggregate amount of all outstanding Indebtedness of such Person and its Restricted Subsidiaries and (2) the aggregate amount of all outstanding Disqualified Stock of such Person and all Preferred Stock of its Restricted Subsidiaries, with the amount of such Disqualified Stock and Preferred Stock equal to the greater of their respective voluntary or involuntary liquidation preferences and maximum fixed repurchase prices, in each case determined on a consolidated basis in accordance with GAAP.

For purposes hereof, the “maximum fixed repurchase price” of any Disqualified Stock or Preferred Stock that does not have a fixed price shall be calculated in accordance with the terms of such Disqualified Stock or Preferred Stock as if such Disqualified Stock or Preferred Stock were purchased on any date on which Consolidated Total Indebtedness shall be required to be determined pursuant to the indenture, and if such price is based upon, or measured by, the fair market value of such Disqualified Stock or Preferred Stock, such fair market value shall be determined reasonably and in good faith by the Board of Directors of the Issuer.

“Contingent Obligations” means, with respect to any Person, any obligation of such Person guaranteeing any leases, dividends or other obligations that do not constitute Indebtedness (“primary obligations”) of any other Person (the “primary obligor”) in any manner, whether directly or indirectly, including, without limitation, any obligation of such Person, whether or not contingent:

(1) to purchase any such primary obligation or any property constituting direct or indirect security therefor;

(2) to advance or supply funds:

(a) for the purchase or payment of any such primary obligation; or

(b) to maintain working capital or equity capital of the primary obligor or otherwise to maintain the net worth or solvency of the primary obligor; or

(3) to purchase property, securities or services primarily for the purpose of assuring the owner of any such primary obligation of the ability of the primary obligor to make payment of such primary obligation against loss in respect thereof.

“Contribution” means the transfer of all of the assets, and assumption of all liabilities, of Intelsat (Bermuda), Ltd. to, and by, Intelsat Sub Holdco and the subsequent amalgamation of Intelsat (Bermuda), Ltd. with Zeus Special Subsidiary Limited (the original issuer of the original notes), as described in the Offering Memorandum.

“Contribution Indebtedness” means Indebtedness of the Issuer or any Restricted Subsidiary in an aggregate principal amount not greater than twice the aggregate amount of cash contributions (other than Excluded Contributions) made (without duplication) to the capital of the Issuer or such Restricted Subsidiary after January 28, 2005 (other than any cash contributions in connection with the Transactions), provided that (1) if the aggregate principal amount of such Contribution Indebtedness is greater than the aggregate amount of such cash contributions to the capital of the Issuer or such Restricted Subsidiary, as applicable, the amount in excess shall be Indebtedness (other than Secured Indebtedness) that ranks subordinate to the notes with a Stated Maturity later than the Stated Maturity of the notes, and (2) such Contribution Indebtedness (a) is Incurred within 210 days after the making of such cash contributions and (b) is so designated as Contribution Indebtedness pursuant to an Officers’ Certificate on the date of Incurrence thereof.

“Credit Agreement” means (i) the credit agreement dated as of January 28, 2005 entered into in connection with the consummation of the Acquisition, among Intelsat Sub Holdco, Holdings, the financial institutions named therein and Deutsche Bank Trust Company Americas (or an affiliate thereof), as Administrative Agent, as amended, restated, supplemented, waived, replaced (whether or not upon termination, and whether with the original lenders or otherwise), restructured, repaid, refunded, refinanced or otherwise modified from time to time, including any one or more agreements or indentures extending the maturity thereof, refinancing, replacing or otherwise restructuring all or any portion of the Indebtedness under such agreement or agreements or indenture or indentures or any successor or replacement agreement or agreements or indenture or indentures or increasing the amount loaned or issued thereunder or altering the maturity thereof and (ii) whether or not the credit agreement referred to in clause (i) remains outstanding, if designated by the Issuer to be included in the definition of “Credit Agreement,” one or more (A) debt facilities or commercial paper facilities, providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to lenders or to special purpose entities formed to borrow from lenders against such receivables) or letters of credit, (B) debt securities, indentures or other forms of debt financing (including convertible or exchangeable debt instruments or bank guarantees or bankers’ acceptances), or (C) instruments or agreements evidencing any other Indebtedness, in each case, with the same or different borrowers or issuers and, in each case, as amended, supplemented, modified, extended, restructured, renewed, refinanced, restated, replaced or refunded in whole or in part from time to time.

“Cumulative Credit” means the sum of (without duplication):

(1) cumulative Adjusted EBITDA of the Issuer for the period (taken as one accounting period) from and after January 1, 2005 to the end of the Issuer’s most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, in the case such Adjusted EBITDA for such period is a negative, minus the amount by which cumulative Adjusted EBITDA is less than zero), plus

(2) 100% of the aggregate net proceeds, including cash and the Fair Market Value (as determined in accordance with the next succeeding sentence) of property other than cash, received by the Issuer after January 28, 2005 from the issue or sale of Equity Interests of the Issuer or any Parent of the Issuer (excluding (without duplication) Refunding Capital Stock,

Designated Preferred Stock, Excluded Contributions, Disqualified Stock and the Cash Contribution Amount), including Equity Interests issued upon conversion of Indebtedness or upon exercise of warrants or options (other than an issuance or sale to a Restricted Subsidiary of the Issuer or an employee stock ownership plan or trust established by the Issuer or any of its Subsidiaries), plus

(3) 100% of the aggregate amount of contributions to the capital of the Issuer received in cash and the Fair Market Value (as determined in accordance with the next succeeding sentence) of property other than cash after January 28, 2005 (other than Excluded Contributions, Refunding Capital Stock, Designated Preferred Stock, Disqualified Stock and the Cash Contribution Amount), plus

(4) the principal amount of any Indebtedness, or the liquidation preference or maximum fixed repurchase price, as the case may be, of any Disqualified Stock, of the Issuer or any Restricted Subsidiary thereof issued after January 28, 2005 (other than Indebtedness or Disqualified Stock issued to a Restricted Subsidiary) which has been converted into or exchanged for Equity Interests in the Issuer or any Parent of the Issuer (other than Disqualified Stock), plus

(5) 100% of the aggregate amount received by the Issuer or any Restricted Subsidiary in cash and the Fair Market Value (as determined in accordance with the next succeeding sentence) of property other than cash received by the Issuer or any Restricted Subsidiary from:

(A) the sale or other disposition (other than to the Issuer or a Restricted Subsidiary of the Issuer) of Restricted Investments made by the Issuer and its Restricted Subsidiaries and from repurchases and redemptions of such Restricted Investments from the Issuer and its Restricted Subsidiaries by any Person (other than the Issuer or any of its Restricted Subsidiaries) and from repayments of loans or advances which constituted Restricted Investments (other than in each case to the extent that the Restricted Investment was made pursuant to clause (7) or (10) of the third paragraph of the covenant described under “Certain Covenants—Limitation on Restricted Payments”),

(B) the sale (other than to the Issuer or a Restricted Subsidiary of the Issuer) of the Capital Stock of an Unrestricted Subsidiary or

(C) a distribution, dividend or other payment from an Unrestricted Subsidiary, plus

(6) in the event any Unrestricted Subsidiary of the Issuer has been redesignated as a Restricted Subsidiary or has been merged, consolidated or amalgamated with or into, or transfers or conveys its assets to, or is liquidated into, the Issuer or a Restricted Subsidiary of the Issuer, the Fair Market Value (as determined in accordance with the next succeeding sentence) of the Investments of the Issuer in such Unrestricted Subsidiary at the time of such redesignation, combination or transfer (or of the assets transferred or conveyed, as applicable) (other than in each case to the extent that the designation of such Subsidiary as an Unrestricted Subsidiary was made pursuant to clause (7) or (10) of the third paragraph of the covenant described under “Certain Covenants—Limitation on Restricted Payments” or constituted a Permitted Investment).

The Fair Market Value of property other than cash covered by clauses (2), (3), (4), (5) and (6) above shall be determined in good faith by the Issuer and

(A) in the event of property with a Fair Market Value in excess of $20.0 million, shall be set forth in an Officers’ Certificate or

(B) in the event of property with a Fair Market Value in excess of $40.0 million, shall be set forth in a resolution approved by at least a majority of the Board of Directors of the Issuer.

“Cumulative Interest Expense” means, in respect of any Restricted Payment, the sum of the aggregate amount of Consolidated Interest Expense of the Issuer and the Restricted Subsidiaries for the period from and after January 1, 2005 to the end of the Issuer’s most recently ended fiscal quarter for which internal financial statements are available and immediately preceding the proposed Restricted Payment.

“Debt to Adjusted EBITDA Ratio” means, with respect to any Person for any period, the ratio of (i) Consolidated Total Indebtedness as of the date of calculation (the “Calculation Date”) to (ii) Adjusted EBITDA of such Person for the four consecutive fiscal quarters immediately preceding such Calculation Date. In the event that such Person or any of its Restricted Subsidiaries Incurs or redeems any Indebtedness (other than in the case of revolving credit borrowings, in which case interest expense shall be computed based upon the average daily balance of such Indebtedness during the applicable period) or issues or redeems Disqualified Stock or Preferred Stock subsequent to the commencement of the period for which the Debt to Adjusted EBITDA Ratio is being calculated but prior to the Calculation Date, then the Debt to Adjusted EBITDA Ratio shall be calculated giving pro forma effect to such Incurrence or redemption of Indebtedness, or such issuance or redemption of Disqualified Stock or Preferred Stock, as if the same had occurred at the beginning of the applicable four-quarter period.

For purposes of making the computation referred to above, Investments, acquisitions, dispositions, mergers, amalgamations, consolidations and discontinued operations (as determined in accordance with GAAP), in each case with respect to an operating unit of a business, and other operational changes that such Person or any of its Restricted Subsidiaries has both determined to make and made after January 28, 2005 and during the four-quarter reference period or subsequent to such reference period and on or prior to or simultaneously with the Calculation Date shall be calculated on a pro forma basis assuming that all such Investments, acquisitions, dispositions, mergers, amalgamations, consolidations, discontinued operations and other operational changes (and the change of any associated fixed charge obligations and the change in Adjusted EBITDA resulting therefrom) had occurred on the first day of the four-quarter reference period. If since the beginning of such period any Person that subsequently became a Restricted Subsidiary or was merged with or into such Person or any Restricted Subsidiary since the beginning of such period shall have made any Investment, acquisition, disposition, merger, amalgamation, consolidation, discontinued operation or operational change, in each case with respect to an operating unit of a business, that would have required adjustment pursuant to this definition, then the Debt to Adjusted EBITDA Ratio shall be calculated giving pro forma effect thereto for such period as if such Investment, acquisition, disposition, discontinued operation, merger, amalgamation, consolidation or operational change had occurred at the beginning of the applicable four-quarter period.

For purposes of this definition, whenever pro forma effect is to be given to any transaction, the pro forma calculations shall be made in good faith by a responsible financial or accounting officer of the Issuer. If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest on such Indebtedness shall be calculated as if the rate in effect on the Calculation Date had been the applicable rate for the entire period (taking into account any Hedging Obligations applicable to such Indebtedness if such Hedging Obligation has a remaining term in excess of 12 months). Interest on a Capitalized Lease Obligation shall be deemed to accrue at an interest rate reasonably determined by a responsible financial or accounting officer of the Issuer to be the rate of interest implicit in such Capitalized Lease

Obligation in accordance with GAAP. For purposes of making the computation referred to above, interest on any Indebtedness under a revolving credit facility computed on a pro forma basis shall be computed based upon the average daily balance of such Indebtedness during the applicable period. Interest on Indebtedness that may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a eurocurrency interbank offered rate, or other rate, shall be deemed to have been based upon the rate actually chosen, or, if none, then based upon such optional rate chosen as the Issuer may designate. Any such pro forma calculation may include adjustments appropriate, in the reasonable determination of the Issuer as set forth in an Officers’ Certificate, to reflect, among other things, (1) operating expense reductions and other operating improvements or synergies reasonably expected to result from any acquisition, amalgamation, merger or operational change (including, to the extent applicable, from the Transactions) and (2) all adjustments used in connection with the calculation of “Adjusted EBITDA” as set forth in footnote 4 to the “Summary Historical and Pro Forma Consolidated Financial Data” under “Offering Memorandum Summary” in the Offering Memorandum to the extent such adjustments, without duplication, continue to be applicable to such four-quarter period.

“Default” means any event which is, or after notice or passage of time or both would be, an Event of Default.

“Designated Non-cash Consideration” means the Fair Market Value of non-cash consideration received by the Issuer or one of its Restricted Subsidiaries in connection with an Asset Sale that is so designated as Designated Non-cash Consideration pursuant to an Officers’ Certificate setting forth the basis of such valuation, less the amount of Cash Equivalents received in connection with a subsequent sale of such Designated Non-cash Consideration.

“Designated Preferred Stock” means Preferred Stock of the Issuer, Intelsat Sub Holdco or any Parent of the Issuer or Intelsat Sub Holdco, as applicable (other than Disqualified Stock), that is issued for cash (other than to the Issuer or any of its Subsidiaries or an employee stock ownership plan or trust established by the Issuer or any of its Subsidiaries) and is so designated as Designated Preferred Stock, pursuant to an Officers’ Certificate, on the issuance date thereof, the cash proceeds of which are excluded from the calculation set forth in the definition of “Cumulative Credit.”

“Disqualified Stock” means, with respect to any Person, any Capital Stock of such Person which, by its terms (or by the terms of any security into which it is convertible or for which it is redeemable or exchangeable), or upon the happening of any event:

(1) matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise (other than as a result of a change of control or asset sale; provided that the relevant asset sale or change of control provisions, taken as a whole, are no more favorable in any material respect to holders of such Capital Stock than the asset sale and change of control provisions applicable to the notes and any purchase requirement triggered thereby may not become operative until compliance with the asset sale and change of control provisions applicable to the notes (including the purchase of any notes tendered pursuant thereto)),

(2) is convertible or exchangeable for Indebtedness or Disqualified Stock, or

(3) is redeemable at the option of the holder thereof, in whole or in part, in each case prior to 91 days after the maturity date of the notes;

provided, however, that only the portion of Capital Stock which so matures or is mandatorily redeemable, is so convertible or exchangeable or is so redeemable at the option of the holder thereof prior to such date shall be deemed to be Disqualified Stock; provided, further, however, that if such Capital Stock is issued to any employee or to any plan for the benefit of employees of the Issuer or its Subsidiaries or by any such plan to such employees, such Capital Stock shall not constitute Disqualified Stock solely because it may be required to be repurchased by the Issuer in order to satisfy applicable statutory or regulatory obligations or as a result of such employee’s termination, death or disability; provided, further, that any class of Capital Stock of such Person that by its terms authorizes such Person to satisfy its obligations thereunder by delivery of Capital Stock that is not Disqualified Stock shall not be deemed to be Disqualified Stock.

“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

“Equity Offering” means any public or private sale after the Issue Date of common stock or ordinary shares or Preferred Stock of the Issuer or any Parent of the Issuer, as applicable (other than Disqualified Stock), other than:

(1) public offerings with respect to the Issuer’s or such Parent’s common stock or ordinary shares registered on Form S-8; and

(2) any such public or private sale that constitutes an Excluded Contribution.

“Eurobond Notes” means the 8 1/8% notes due 2005 of Holdings.

“Event of Loss” means any event that results in the Issuer or its Restricted Subsidiaries receiving proceeds from any insurance covering any Satellite, or in the event that the Issuer or any of its Restricted Subsidiaries receives proceeds from any insurance maintained for it by any Satellite Manufacturer or any launch provider covering any of such Satellites.

“Event of Loss Proceeds” means, with respect to any proceeds from any Event of Loss, all Satellite insurance proceeds received by the Issuer or any of the Restricted Subsidiaries in connection with such Event of Loss, after

(1) provision for all income or other taxes measured by or resulting from such Event of Loss,

(2) payment of all reasonable legal, accounting and other reasonable fees and expenses related to such Event of Loss,

(3) payment of amounts required to be applied to the repayment of Indebtedness secured by a Lien on the Satellite that is the subject of such Event of Loss,

(4) provision for payments to Persons who own an interest in the Satellite (including any transponder thereon) in accordance with the terms of the agreement(s) governing the ownership of such interest by such Person (other than provision for payments to insurance carriers required to be made based on projected future revenues expected to be generated from such Satellite in the good faith determination of the Issuer as evidenced by an Officers’ Certificate), and

(5) deduction of appropriate amounts to be provided by the Issuer or such Restricted Subsidiary as a reserve, in accordance with GAAP, against any liabilities associated with the Satellite that was the subject of the Event of Loss.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC promulgated thereunder.

“Excluded Contributions” means the Cash Equivalents or other assets (valued at their Fair Market Value as determined by the Issuer in good faith) received by the Issuer after January 28, 2005 from:

(1) contributions to its common equity capital, and

(2) the sale (other than to a Subsidiary of the Issuer or pursuant to any management equity plan or stock option plan or any other management or employee benefit plan or agreement of the Issuer or any of its Subsidiaries) of Capital Stock (other than Disqualified Stock and Designated Preferred Stock) of the Issuer,

in each case designated as Excluded Contributions pursuant to an Officers’ Certificate executed by an Officer of the Issuer, which are excluded from the calculation set forth in the definition of the term “Cumulative Credit.”

“Excluded Satellite” means any Satellite (or, if the entire Satellite is not owned by the Issuer or any Restricted Subsidiary, as the case may be, the portion of the Satellite it owns or for which it has risk of loss) (i) that is not expected or intended, in the good faith determination of the Board of Directors of the Issuer as evidenced by a resolution of the Board of Directors, to earn revenue from the operation of such Satellite (or portion, as applicable) in excess of $37.5 million for the immediately succeeding 12-month calendar period or (ii) that has a net book value not in excess of $150 million or (iii) that (1) the procurement of In-Orbit Insurance therefor in the amounts and on the terms required by the indenture would not be available for a price that is, and on other terms and conditions that are, commercially reasonable or (2) the procurement of such In-Orbit Insurance therefor would be subject to exclusions or limitations of coverage that would make the terms of the insurance commercially unreasonable, in either case, in the good faith determination of the Board of Directors of the Issuer and evidenced by a resolution of the Board of Directors delivered to the Trustee, or (iv) for which In-Orbit Contingency Protection is available or (v) whose primary purpose is to provide In-Orbit Contingency Protection for the Issuer’s or its Subsidiaries’ other Satellites (or portions) and otherwise that is not expected or intended, in the good faith determination of the Board of Directors of the Issuer as evidenced by a resolution of the Board of Directors, to earn revenue from the operation of such Satellite (or portion, as applicable) in excess of $37.5 million for the immediately succeeding 12-month calendar period.

“Existing Holdings Notes” means (a) the 5 1/4% Senior Notes due 2008, (b) the 7 5/8% Senior Notes due 2012, (c) the 6 1/2% Senior Notes due 2013, in each case, of Holdings and (d) the Eurobond Notes.

“Existing Notes” means (a) the Floating Rate Senior Notes due 2012, (b) the 8 1/4% Senior Notes due 2013 and (c) the 8 5/8% Senior Notes due 2015, in each case, of Intelsat Sub Holdco.

“Fair Market Value” means, with respect to any asset or property, the price which could be negotiated in an arm’s-length, free market transaction, for cash, between a willing seller and a willing and able buyer, neither of whom is under undue pressure or compulsion to complete the transaction.

“FCC Licenses” shall mean all authorizations, licenses and permits issued by the Federal Communications Commission or any governmental authority substituted therefor to the Issuer or any of its Subsidiaries, under which the Issuer or any of its Subsidiaries is authorized to launch and operate any of its Satellites or to operate any of its TT&C Earth Stations (other than authorizations, orders, licenses or permits that are no longer in effect).

“Flow Through Entity” means an entity that is treated as a partnership not taxable as a corporation, a grantor trust or a disregarded entity for U.S. federal income tax purposes or subject to treatment on a comparable basis for purposes of state, local or foreign tax law.

“Foreign Subsidiary” means a Restricted Subsidiary not organized or existing under the laws of the United States of America or any state or territory thereof or the District of Columbia and any direct or indirect subsidiary of such Restricted Subsidiary.

“FSS Operators” means each of (i) PanAmSat Corporation, (ii) New Skies Satellites B.V., (iii) SES Global S.A., (iv) Eutelsat S.A. and (v) any successor entities of each of the foregoing (whether by consolidation, amalgamation, merger with or winding up into another Person, or through the sale, transfer, lease, conveyance or other disposition of all or substantially all its equity, assets or properties in one or more related transactions to another Person or otherwise).

“GAAP” means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect on January 28, 2005. For the purposes of the indenture, the term “consolidated” with respect to any Person shall mean such Person consolidated with its Restricted Subsidiaries, and shall not include any Unrestricted Subsidiary, but the interest of such Person in an Unrestricted Subsidiary will be accounted for as an Investment.

“guarantee” means a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner (including, without limitation, letters of credit and reimbursement agreements in respect thereof), of all or any part of any Indebtedness or other obligations.

“Guarantee” means any guarantee of the obligations of the Issuer under the indenture and the notes by any Person in accordance with the provisions of the indenture.

“Guarantor” means any Person that Incurs a Guarantee; provided that upon the release or discharge of such Person from its Guarantee in accordance with the indenture, such Person ceases to be a Guarantor.

“Hedging Obligations” means, with respect to any Person, the obligations of such Person under:

(1) currency exchange or interest rate swap agreements, cap agreements and collar agreements; and

(2) other agreements or arrangements designed to protect such Person against fluctuations in currency exchange or interest rates.

“holder” or “noteholder” means the Person in whose name a note is registered on the registrar’s books.

“Incur” means issue, assume, guarantee, incur or otherwise become liable for; provided, however, that any Indebtedness or Capital Stock of a Person existing at the time such Person becomes a Subsidiary (whether by merger, amalgamation, consolidation, acquisition or otherwise) shall be deemed to be Incurred by such Person at the time it becomes a Subsidiary.

“Indebtedness” means, with respect to any Person:

(1) the principal and premium (if any) of any indebtedness of such Person, whether or not contingent, (a) in respect of borrowed money, (b) evidenced by bonds, notes, debentures or similar instruments or letters of credit or bankers’ acceptances (or, without duplication, reimbursement agreements in respect thereof), (c) representing the deferred and unpaid purchase price of any property, except any such balance that constitutes a current account payable, trade payable or similar obligation Incurred, (d) in respect of Capitalized Lease Obligations, or (e) representing any Hedging Obligations, if and to the extent that any of the foregoing indebtedness (other than letters of credit and Hedging Obligations) would appear as a liability on a balance sheet (excluding the footnotes thereto) of such Person prepared in accordance with GAAP;

(2) to the extent not otherwise included, any obligation of such Person to be liable for, or to pay, as obligor, guarantor or otherwise, the Indebtedness of another Person (other than by endorsement of negotiable instruments for collection in the ordinary course of business);

(3) to the extent not otherwise included, Indebtedness of another Person secured by a Lien on any asset owned by such Person (whether or not such Indebtedness is assumed by such Person); provided, however, that the amount of such Indebtedness will be the lesser of: (a) the Fair Market Value of such asset at such date of determination, and (b) the amount of such Indebtedness of such other Person; and

(4) to the extent not otherwise included, with respect to the Issuer and its Restricted Subsidiaries, the amount then outstanding (i.e., advanced, and received by, and available for use by, the Issuer or any of its Restricted Subsidiaries) under any Receivables Financing (as set forth in the books and records of the Issuer or any Restricted Subsidiary and confirmed by the agent, trustee or other representative of the institution or group providing such Receivables Financing);

provided, however, that notwithstanding the foregoing, Indebtedness shall be deemed not to include (1) Contingent Obligations incurred in the ordinary course of business and not in respect of borrowed money; (2) deferred or prepaid revenues; (3) purchase price holdbacks in respect of a portion of the purchase price of an asset to satisfy warranty or other unperformed obligations of the respective seller; (4) obligations to make payments to one or more insurers under satellite insurance policies in respect of premiums or the requirement to remit to such insurer(s) a portion of the future revenue generated by a satellite which has been declared a constructive total loss, in each case in accordance with the terms of the insurance policies relating thereto; (5) Obligations under or in respect of any Qualified Receivables Financing; or (6) any obligations to make progress or incentive payments or risk money payments under any satellite manufacturing contract or to make payments under satellite launch contracts in respect of launch services provided thereunder, in each case, to the extent not overdue by more than 90 days.

Notwithstanding anything in the indenture, Indebtedness shall not include, and shall be calculated without giving effect to, the effects of Statement of Financial Accounting Standards No. 133 and related interpretations to the extent such effects would otherwise increase or decrease an amount of Indebtedness for any purpose under the indenture as a result of accounting for any embedded derivatives created by the terms of such Indebtedness; and any such amounts that would have constituted Indebtedness under the indenture but for the application of this sentence shall not be deemed an Incurrence of Indebtedness under the indenture.

“Independent Financial Advisor” means an accounting, appraisal or investment banking firm or consultant to Persons engaged in a Similar Business, in each case of nationally recognized standing that is, in the good faith determination of the Issuer, qualified to perform the task for which it has been engaged.

“In-Orbit Contingency Protection” means transponder capacity that in the good faith determination of the Board of Directors of the Issuer as evidenced by a resolution of the Board of Directors, is available on a contingency basis by the Issuer or its Subsidiaries, directly or by another satellite operator pursuant to a contractual arrangement, to accommodate the transfer of traffic representing at least 25% of the revenue-generating capacity with respect to any Satellite (or, if the entire Satellite is not owned by the Issuer or any Restricted Subsidiary, as the case may be, the portion of the Satellite it owns or for which it has risk of loss) that may suffer actual or constructive total loss and that meets or exceeds the contractual performance specifications for the transponders that had been utilized by such traffic; provided that the Satellite (or portion, as applicable) shall be deemed to be insured for a percentage of the Satellite’s (or applicable portion’s) net book value for which In-Orbit Contingency Protection is available.

“In-Orbit Insurance” means, with respect to any Satellite (or, if the entire Satellite is not owned by the Issuer or any Restricted Subsidiary, as the case may be, the portion of the Satellite it owns or for which it has risk of loss), insurance (subject to a right of co-insurance in an amount up to $150 million) or other contractual arrangement providing for coverage against the risk of loss of or damage to such Satellite (or portion, as applicable) attaching upon the expiration of the launch insurance therefor (or, if launch insurance is not procured, upon the initial completion of in-orbit testing) and attaching, during the commercial in-orbit service of such Satellite (or portion, as applicable), upon the expiration of the immediately preceding corresponding policy or other contractual arrangement, as the case may be, subject to the terms and conditions set forth in the indenture.

“Intelsat Sub Holdco” means Intelsat Subsidiary Holding Company Ltd., a company organized under the laws of Bermuda and a wholly-owned indirect subsidiary of Intelsat (Bermuda), Ltd.

“Investment Grade Rating” means a rating equal to or higher than Baa3 (or equivalent) by Moody’s or BBB- (or equivalent) by S&P, or an equivalent rating by any other Rating Agency.

“Investment Grade Securities” means:

(1) securities issued or directly and fully guaranteed or insured by the U.S. government or any agency or instrumentality thereof (other than Cash Equivalents),

(2) securities that have an Investment Grade Rating, but excluding any debt securities or loans or advances between and among the Issuer and its Subsidiaries,

(3) investments in any fund that invests exclusively in investments of the type described in clauses (1) and (2) which fund may also hold immaterial amounts of cash pending investment and/or distribution, and

(4) corresponding instruments in countries other than the United States customarily utilized for high quality investments and in each case with maturities not exceeding two years from the date of acquisition.

“Investments” means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the form of loans (including guarantees), advances or capital contributions (excluding accounts receivable, trade credit and advances to customers and commission, travel and similar advances to officers, employees and consultants made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities issued by any other Person and investments that are required by GAAP to be classified on the balance sheet of the Issuer in the same manner as the other investments included in this definition to the extent such transactions involve the transfer of cash or other property. For purposes of the definition of “Unrestricted Subsidiary” and the covenant described under “—Certain Covenants—Limitation on Restricted Payments”:

(1) “Investments” shall include the portion (proportionate to the Issuer’s equity interest in such Subsidiary) of the Fair Market Value of the net assets of a Subsidiary of the Issuer at the time that such Subsidiary is designated an Unrestricted Subsidiary; provided, however, that upon a redesignation of such Subsidiary as a Restricted Subsidiary, the Issuer shall be deemed to continue to have a permanent “Investment” in an Unrestricted Subsidiary equal to an amount (if positive) equal to:

(a) the Issuer’s “Investment” in such Subsidiary at the time of such redesignation less

(b) the portion (proportionate to the Issuer’s equity interest in such Subsidiary) of the Fair Market Value of the net assets of such Subsidiary at the time of such redesignation; and

(2) any property transferred to or from an Unrestricted Subsidiary shall be valued at its Fair Market Value at the time of such transfer, in each case as determined in good faith by the Board of Directors of the Issuer.

“Issue Date” means February 11, 2005, the date on which the original notes were originally issued.

“Joint Venture” means any Person, other than an individual or a Subsidiary of the Issuer, (i) in which the Issuer or a Restricted Subsidiary of the Issuer holds or acquires an ownership interest (whether by way of Capital Stock or otherwise) and (ii) which is engaged in a Similar Business.

“License Subsidiary” shall mean one or more wholly-owned Restricted Subsidiaries of the Issuer (i) that holds, was formed for the purpose of holding or is designated to hold FCC Licenses for the launch and operation of Satellites or for the operation of any TT&C Earth Station (other than any FCC License held by Intelsat General Corporation or any of its Subsidiaries) and (ii) all of the shares of capital stock and other ownership interests of which are held directly by the Issuer or a Subsidiary Guarantor.

“Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law (including any conditional sale or other title retention agreement, any lease in the nature thereof, any other agreement to give a security interest and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction); provided that in no event shall an operating lease be deemed to constitute a Lien.

“Lockheed Note” means the $20.0 million note, dated November 25, 2002 from Intelsat Global Service Corporation to COMSAT Corporation.

“Moody’s” means Moody’s Investors Service, Inc. or any successor to the rating agency business thereof.

“Net Income” means, with respect to any Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of Preferred Stock dividends.

“Net Proceeds” means the aggregate cash proceeds received by the Issuer or any of its Restricted Subsidiaries in respect of any Asset Sale, including, without limitation, any cash received in respect of or upon the sale or other disposition of any Designated Non-cash Consideration received in any Asset Sale, net of the direct costs relating to such Asset Sale and the sale or disposition of such Designated Non-cash Consideration (including, without limitation, legal, accounting and investment banking fees, and brokerage and sales commissions), and any relocation expenses Incurred as a result thereof, taxes paid or payable as a result thereof (after taking into account any available tax credits or deductions and any tax sharing arrangements related thereto), amounts required to be applied to the repayment of principal, premium (if any) and interest on Indebtedness required (other than pursuant to the third paragraph of the covenant described under “—Certain Covenants—Asset Sales”) to be paid as a result of such transaction (including to obtain any consent therefor), and any deduction of appropriate amounts to be provided by the Issuer as a reserve in accordance with GAAP against any liabilities associated with the asset disposed of in such transaction and retained by the Issuer after such sale or other disposition thereof, including, without limitation, pension and other post-employment benefit liabilities and liabilities related to environmental matters or against any indemnification obligations associated with such transaction.

“Net Transponder Capacity” means the aggregate transponder capacity for all in-orbit transponders then owned by the Issuer and its Restricted Subsidiaries.

“Obligations” means any principal, interest, penalties, fees, indemnifications, reimbursements (including, without limitation, reimbursement obligations with respect to letters of credit and bankers’ acceptances), damages and other liabilities payable under the documentation governing any Indebtedness; provided that Obligations with respect to the notes shall not include fees or indemnifications in favor of the Trustee and other third parties other than the holders of the notes.

“Offering Memorandum” means the offering memorandum relating to the offering of the original notes dated February 3, 2005.

“Officer” means the Chairman of the Board, Chief Executive Officer, Chief Financial Officer, President, any Executive Vice President, Senior Vice President or Vice President, the Treasurer or the Secretary of the Issuer, any Parent of the Issuer or any of the Issuer’s Restricted Subsidiaries.

“Officers’ Certificate” means a certificate signed on behalf of the Issuer by two Officers of the Issuer, any Parent of the Issuer or any of the Issuer’s Restricted Subsidiaries, one of whom must be the principal executive officer, the principal financial officer, the treasurer or the principal accounting officer of the Issuer, any Parent of the Issuer or any of the Issuer’s Restricted Subsidiaries, that meets the requirements set forth in the indenture.

“Opinion of Counsel” means a written opinion from legal counsel who is acceptable to the Trustee. The counsel may be an employee of or counsel to the Issuer or the Trustee.

“Parent” means, with respect to any Person, any direct or indirect parent company of such Person.

“Pari Passu Indebtedness” means:

(1) with respect to the Issuer, the notes and any Indebtedness which ranks pari passu in right of payment with the notes; and

(2) with respect to any Guarantor, its Guarantee and any Indebtedness which ranks pari passu in right of payment with such Guarantor’s Guarantee.

“Permitted Holders” means, at any time, each of (i) the Sponsors and (ii) any FSS Operator; provided that, with respect to clause (ii), the Debt to Adjusted EBITDA Ratio for the Issuer and its Restricted Subsidiaries would be equal to or less than such ratio for the Issuer and its Restricted Subsidiaries immediately prior to the transaction involving such FSS Operator that causes a Change of Control to occur (including any incurrence of indebtedness used to finance the acquisition thereof). Any person or group whose acquisition of beneficial ownership constitutes a Change of Control in respect of which a Change of Control Offer is made in accordance with the requirements of the indenture will thereafter, together with its Affiliates, constitute an additional Permitted Holder.

“Permitted Investments” means:

(1) any Investment in the Issuer or any Restricted Subsidiary;

(2) any Investment in Cash Equivalents or Investment Grade Securities;

(3) any Investment by the Issuer or any Restricted Subsidiary of the Issuer in a Person that is primarily engaged in a Similar Business if as a result of such Investment (a) such Person becomes a Restricted Subsidiary of the Issuer, or (b) such Person, in one transaction or a series of related transactions, is merged, consolidated or amalgamated with or into, or transfers or conveys all or substantially all of its assets to, or is liquidated into, the Issuer or a Restricted Subsidiary of the Issuer;

(4) any Investment in securities or other assets not constituting Cash Equivalents and received in connection with an Asset Sale made pursuant to the provisions of “—Certain Covenants—Asset Sales” or any other disposition of assets not constituting an Asset Sale;

(5) any Investment existing on January 28, 2005 and any Investments made pursuant to binding commitments in effect on January 28, 2005;

(6) advances to employees not in excess of $15.0 million outstanding at any one time in the aggregate;

(7) any Investment acquired by the Issuer or any of its Restricted Subsidiaries (a) in exchange for any other Investment or accounts receivable held by the Issuer or any such Restricted Subsidiary in connection with or as a result of a bankruptcy, workout, reorganization or recapitalization of the issuer of such other Investment or accounts receivable, or (b) as a result of a foreclosure by the Issuer or any of its Restricted Subsidiaries with respect to any secured Investment or other transfer of title with respect to any secured Investment in default;

(8) Hedging Obligations permitted under clause (j) of the “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” covenant;

(9) any Investment by the Issuer or any of its Restricted Subsidiaries in a Similar Business having an aggregate Fair Market Value, taken together with all other Investments made pursuant to this clause (9) that are at that time outstanding, not to exceed the greater of (x) $125.0 million and (y) 2.5% of Total Assets of the Issuer, at the time of such

Investment (with the Fair Market Value of each Investment being measured at the time made and without giving effect to subsequent changes in value); provided, however, that if any Investment pursuant to this clause (9) is made in any Person that is not a Restricted Subsidiary of the Issuer at the date of the making of such Investment and such Person becomes a Restricted Subsidiary of the Issuer after such date, such Investment shall thereafter be deemed to have been made pursuant to clause (1) above and shall cease to have been made pursuant to this clause (9) for so long as such Person continues to be a Restricted Subsidiary;

(10) additional Investments by the Issuer or any of its Restricted Subsidiaries having an aggregate Fair Market Value, taken together with all other Investments made pursuant to this clause (10) that are at that time outstanding, not to exceed the greater of (x) $125.0 million and (y) 2.5% of Total Assets of the Issuer at the time of such Investment (with the Fair Market Value of each Investment being measured at the time made and without giving effect to subsequent changes in value);

(11) loans and advances to officers, directors and employees for business-related travel expenses, moving and relocation expenses and other similar expenses, in each case Incurred in the ordinary course of business;

(12) Investments the payment for which consists of Equity Interests of the Issuer or any Parent of the Issuer (other than Disqualified Stock); provided, however, that such Equity Interests will not increase the amount available for Restricted Payments under the calculation set forth in the definition of the term “Cumulative Credit”;

(13) any transaction to the extent it constitutes an Investment that is permitted by and made in accordance with the provisions of the third paragraph of the covenant described under “—Certain Covenants—Transactions with Affiliates” (except transactions described in clauses (2)(a), (6), (7) and (11)(b) of such paragraph);

(14) Investments consisting of the licensing or contribution of intellectual property pursuant to joint marketing arrangements with other Persons;

(15) guarantees not prohibited by or required pursuant to, as the case may be, the covenants described under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and “—Certain Covenants—Future Guarantors”;

(16) any Investments by Subsidiaries that are not Restricted Subsidiaries in other Subsidiaries that are not Restricted Subsidiaries of the Issuer;

(17) Investments consisting of purchases and acquisitions of inventory, supplies, materials and equipment or purchases of contract rights or licenses or leases of intellectual property in each case in the ordinary course of business;

(18) any Investment in a Receivables Subsidiary or any Investment by a Receivables Subsidiary in any other Person in connection with a Qualified Receivables Financing, including Investments of funds held in accounts permitted or required by the arrangements governing such Qualified Receivables Financing or any related Indebtedness; provided, however, that any Investment in a Receivables Subsidiary is in the form of a Purchase Money Note, contribution of additional receivables or an equity interest;

(19) Investments resulting from the receipt of non-cash consideration in a sale of assets or property that does not constitute an Asset Sale or in an Asset Sale received in compliance with the covenant described under “—Certain Covenants—Asset Sales”;

(20) additional Investments in Joint Ventures of the Issuer or any of its Restricted Subsidiaries existing on January 28, 2005 in an aggregate amount not to exceed $20.0 million outstanding at any one time;

(21) Investments of a Restricted Subsidiary of the Issuer acquired after the Issue Date or of an entity merged into, amalgamated with, or consolidated with a Restricted Subsidiary of the Issuer in a transaction that is not prohibited by the covenant described under “—Merger, Amalgamation, Consolidation or Sale of All or Substantially All Assets” after the Issue Date to the extent that such Investments were not made in contemplation of such acquisition, merger, amalgamation or consolidation and were in existence on the date of such acquisition, merger, amalgamation or consolidation;

(22) Investments in Subsidiaries or Joint Ventures formed for the purpose of selling or leasing transponders or transponder capacity to third-party customers in the ordinary course of business of the Issuer and its Restricted Subsidiaries which investments are in the form of transfers to such Subsidiaries or Joint Ventures for fair market value transponders or transponder capacity sold or to be sold or leased or to be leased by such Subsidiaries or Joint Ventures; provided that all such Investments in Subsidiaries and Joint Ventures do not exceed 10% of Net Transponder Capacity; and

(23) any Investment in the notes.

“Permitted Liens” means, with respect to any Person:

(1) pledges or deposits by such Person under workmen’s compensation laws, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Indebtedness) or leases to which such Person is a party, or deposits to secure public or statutory obligations of such Person or deposits of cash or U.S. government bonds to secure surety or appeal bonds to which such Person is a party, or deposits as security for contested taxes or import duties or for the payment of rent, in each case Incurred in the ordinary course of business;

(2) Liens imposed by law, such as carriers’, warehousemen’s and mechanics’ Liens, in each case for sums not yet due or being contested in good faith by appropriate proceedings or other Liens arising out of judgments or awards against such Person with respect to which such Person shall then be proceeding with an appeal or other proceedings for review;

(3) Liens for taxes, assessments or other governmental charges not yet due or payable or subject to penalties for nonpayment or which are being contested in good faith by appropriate proceedings;

(4) Liens in favor of issuers of performance and surety bonds or bid bonds or with respect to other regulatory requirements or letters of credit issued at the request of and for the account of such Person in the ordinary course of its business;

(5) minor survey exceptions, minor encumbrances, easements or reservations of, or rights of others for, licenses, rights-of-way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real properties or Liens incidental to the conduct of the business of such Person or to the ownership of its properties which were not Incurred in connection with Indebtedness and which do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such Person;

(6) (A) Liens securing an aggregate principal amount of Pari Passu Indebtedness not to exceed the greater of (x) the aggregate principal amount of Pari Passu Indebtedness permitted to be Incurred pursuant to clause (a) of the third paragraph of the covenant described under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and (y) the maximum principal amount of Indebtedness that, as of such date, and after giving effect to the Incurrence of such Indebtedness and the application of the proceeds therefrom on such date, would not cause the Secured Indebtedness Leverage Ratio of the Issuer to exceed 2.00 to 1.00 and (B) Liens securing Indebtedness permitted to be Incurred pursuant to clauses (b), (d) (provided that such Liens do not extend to any property or assets that are not property being purchased, leased, constructed or improved with the proceeds of such Indebtedness being Incurred pursuant to clause (d)), (l) or (t) of the third paragraph of the covenant described under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”;

(7) Liens existing on the Issue Date or date of consummation of the Transfer Transactions;

(8) Liens on assets, property or shares of stock of a Person at the time such Person becomes a Subsidiary; provided, however, that such Liens are not created or Incurred in connection with, or in contemplation of, such other Person becoming such a Subsidiary; provided, further, however, that such Liens may not extend to any other property owned by the Issuer or any Subsidiary Guarantor of the Issuer;

(9) Liens on assets or property at the time the Issuer or a Restricted Subsidiary of the Issuer acquired the assets or property, including any acquisition by means of a merger, amalgamation or consolidation with or into the Issuer or any Restricted Subsidiary of the Issuer; provided, however, that such Liens are not created or Incurred in connection with, or in contemplation of, such acquisition; provided, further, however, that the Liens may not extend to any other assets or property owned by the Issuer or any Restricted Subsidiary of the Issuer;

(10) Liens securing Indebtedness or other obligations of a Restricted Subsidiary owing to the Issuer or another Restricted Subsidiary of the Issuer permitted to be Incurred in accordance with the covenant described under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”;

(11) Liens securing Hedging Obligations permitted to be Incurred under clause (j) of the third paragraph of the covenant described under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”;

(12) Liens on specific items of inventory or other goods and proceeds of any Person securing such Person’s obligations in respect of bankers’ acceptances issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

(13) leases and subleases of real property which do not materially interfere with the ordinary conduct of the business of the Issuer or any of its Restricted Subsidiaries;

(14) Liens arising from Uniform Commercial Code financing statement filings regarding operating leases entered into by the Issuer and its Restricted Subsidiaries in the ordinary course of business;

(15) Liens in favor of the Issuer or any Restricted Subsidiary;

(16) Liens on equipment of the Issuer or any Restricted Subsidiary granted in the ordinary course of business to the Issuer’s client at which such equipment is located;

(17) Liens on accounts receivable and related assets of the type specified in the definition of “Receivables Financing” Incurred in connection with a Qualified Receivables Financing;

(18) deposits made in the ordinary course of business to secure liability to insurance carriers;

(19) Liens on the Equity Interests of Unrestricted Subsidiaries;

(20) grants of software and other technology licenses in the ordinary course of business;

(21) Liens to secure any refinancing, refunding, extension, renewal or replacement (or successive refinancings, refundings, extensions, renewals or replacements) as a whole, or in part, of any Indebtedness secured by any Lien referred to in the foregoing clauses (6)(B), (7), (8), (9),(10), (11) and (15); provided, however, that (x) such new Lien shall be limited to all or part of the same property that secured the original Lien (plus improvements on such property), and (y) the Indebtedness secured by such Lien at such time is not increased to any amount greater than the sum of (A) the outstanding principal amount or, if greater, committed amount of the Indebtedness described under clauses (6)(B), (7), (8), (9), (10), (11) and (15) at the time the original Lien became a Permitted Lien under the indenture, and (B) an amount necessary to pay any fees and expenses, including premiums, related to such refinancing, refunding, extension, renewal or replacement;

(22) other Liens securing obligations Incurred in the ordinary course of business which obligations do not exceed $20.0 million at any one time outstanding; and

(23) Liens securing the Indebtedness in respect of the Eurobond Notes.

“Person” means any individual, corporation, partnership, limited liability company, Joint Venture, association, joint-stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

“Preferred Stock” means any Equity Interest with preferential right of payment of dividends or upon liquidation, dissolution or winding up.

“Presumed Tax Rate” means the highest effective marginal statutory combined U.S. federal, state and local income tax rate prescribed for an individual residing in New York City (taking into account (i) the deductibility of state and local income taxes for U.S. federal income tax purposes, assuming the limitation of Section 68(a)(2) of the Code applies and taking into account any impact of Section 68(f) of the Code, and (ii) the character (long-term or short-term capital gain, dividend income or other ordinary income) of the applicable income).

“Purchase Money Note” means a promissory note of a Receivables Subsidiary evidencing a line of credit, which may be irrevocable, from the Issuer or any Subsidiary of the Issuer to a Receivables Subsidiary in connection with a Qualified Receivables Financing, which note is intended to finance that portion of the purchase price that is not paid by cash or a contribution of equity.

“Qualified Receivables Financing” means any Receivables Financing of a Receivables Subsidiary that meets the following conditions:

(1) the Board of Directors of the Issuer shall have determined in good faith that such Qualified Receivables Financing (including financing terms, covenants, termination events and other provisions) is in the aggregate economically fair and reasonable to the Issuer and the Receivables Subsidiary,

(2) all sales of accounts receivable and related assets to the Receivables Subsidiary are made at Fair Market Value (as determined in good faith by the Issuer), and

(3) the financing terms, covenants, termination events and other provisions thereof shall be market terms (as determined in good faith by the Issuer) and may include Standard Securitization Undertakings.

The grant of a security interest in any accounts receivable of the Issuer or any of its Restricted Subsidiaries (other than a Receivables Subsidiary) to secure Bank Indebtedness or the Eurobond Notes shall not be deemed a Qualified Receivables Financing.

“Rating Agency” means (1) each of Moody’s and S&P and (2) if Moody’s or S&P ceases to rate the notes for reasons outside of the Issuer’s control, a “nationally recognized statistical rating organization” within the meaning of Rule 15c3-1(c)(2)(vi)(F) under the Exchange Act selected by the Issuer or any Parent of the Issuer as a replacement agency for Moody’s or S&P, as the case may be.

“Receivables Fees” means distributions or payments made directly or by means of discounts with respect to any participation interest issued or sold in connection with, and other fees paid to a Person that is not a Restricted Subsidiary in connection with, any Receivables Financing.

“Receivables Financing” means any transaction or series of transactions that may be entered into by the Issuer or any of its Subsidiaries pursuant to which the Issuer or any of its Subsidiaries may sell, convey or otherwise transfer to (a) a Receivables Subsidiary (in the case of a transfer by the Issuer or any of its Subsidiaries), and (b) any other Person (in the case of a transfer by a Receivables Subsidiary), or may grant a security interest in, any accounts receivable (whether now existing or arising in the future) of the Issuer or any of its Subsidiaries, and any assets related thereto including, without limitation, all collateral securing such accounts receivable, all contracts and all guarantees or other obligations in respect of such accounts receivable, proceeds of such accounts receivable and other assets which are customarily transferred or in respect of which security interests are customarily granted in connection with asset securitization transactions involving accounts receivable and any Hedging Obligations entered into by the Issuer or any such Subsidiary in connection with such accounts receivable.

“Receivables Repurchase Obligation” means any obligation of a seller of receivables in a Qualified Receivables Financing to repurchase receivables arising as a result of a breach of a representation, warranty or covenant or otherwise, including as a result of a receivable or portion thereof becoming subject to any asserted defense, dispute, off-set or counterclaim of any kind as a result of any action taken by, any failure to take action by or any other event relating to the seller.

“Receivables Subsidiary” means a Wholly Owned Restricted Subsidiary of the Issuer (or another Person formed for the purposes of engaging in a Qualified Receivables Financing with the Issuer in which the Issuer or any Subsidiary of the Issuer makes an Investment and to which the Issuer or any Subsidiary of the Issuer transfers accounts receivable and related assets) which engages in no activities other than in connection with the financing of accounts receivable of the Issuer and its Subsidiaries, all proceeds thereof and all rights (contractual or other), collateral and other assets relating thereto, and any business or activities incidental or related to such business, and which is designated by the Board of Directors of the Issuer (as provided below) as a Receivables Subsidiary and:

(a) no portion of the Indebtedness or any other obligations (contingent or otherwise) of which (i) is guaranteed by the Issuer or any other Subsidiary of the Issuer (excluding guarantees of obligations (other than the principal of, and interest on, Indebtedness)

pursuant to Standard Securitization Undertakings), (ii) is recourse to or obligates the Issuer or any other Subsidiary of the Issuer in any way other than pursuant to Standard Securitization Undertakings or (iii) subjects any property or asset of the Issuer or any other Subsidiary of the Issuer, directly or indirectly, contingently or otherwise, to the satisfaction thereof, other than pursuant to Standard Securitization Undertakings,

(b) with which neither the Issuer nor any other Subsidiary of the Issuer has any material contract, agreement, arrangement or understanding other than on terms which the Issuer reasonably believes to be no less favorable to the Issuer or such Subsidiary than those that might be obtained at the time from Persons that are not Affiliates of the Issuer, and

(c) to which neither the Issuer nor any other Subsidiary of the Issuer has any obligation to maintain or preserve such entity’s financial condition or cause such entity to achieve certain levels of operating results.

Any such designation by the Board of Directors of the Issuer shall be evidenced to the Trustee by filing with the Trustee a certified copy of the resolution of the Board of Directors of the Issuer giving effect to such designation and an Officers’ Certificate certifying that such designation complied with the foregoing conditions.

“Restricted Investment” means an Investment other than a Permitted Investment.

“Restricted Subsidiary” means, with respect to any Person, any Subsidiary of such Person other than an Unrestricted Subsidiary of such Person. Unless otherwise indicated in this “Description of the Notes,” all references to Restricted Subsidiaries shall mean Restricted Subsidiaries of the Issuer.

“Sale/Leaseback Transaction” means an arrangement relating to property now owned or hereafter acquired by the Issuer or a Restricted Subsidiary whereby the Issuer or a Restricted Subsidiary transfers such property to a Person and the Issuer or such Restricted Subsidiary leases it from such Person, other than leases between the Issuer and a Restricted Subsidiary of the Issuer or between Restricted Subsidiaries of the Issuer.

“S&P” means Standard & Poor’s Ratings Group or any successor to the rating agency business thereof.

“Satellite” means any satellite owned by the Issuer or any of its Restricted Subsidiaries and any satellite purchased by the Issuer or any of its Restricted Subsidiaries pursuant to the terms of a Satellite Purchase Agreement, whether such satellite is in the process of manufacture, has been delivered for launch or is in orbit (whether or not in operational service).

“Satellite Manufacturer” means, with respect to any Satellite, the prime contractor and manufacturer of such Satellite.

“Satellite Purchase Agreement” means, with respect to any Satellite, the agreement between the applicable Satellite Purchaser and the applicable Satellite Manufacturer relating to the manufacture, testing and delivery of such Satellite.

“Satellite Purchaser” means the Issuer or Restricted Subsidiary that is a party to a Satellite Purchase Agreement.

“SEC” means the Securities and Exchange Commission.

“Secured Indebtedness” means any Indebtedness secured by a Lien.

“Secured Indebtedness Leverage Ratio” means, with respect to any Person, at any date the ratio of (i) Secured Indebtedness of such Person and its Restricted Subsidiaries as of such date of calculation (determined on a consolidated basis in accordance with GAAP) to (ii) Adjusted EBITDA of such Person for the four full fiscal quarters for which internal financial statements are available immediately preceding such date on which such additional Indebtedness is Incurred. In the event that the Issuer or any of its Restricted Subsidiaries Incurs or redeems any Indebtedness subsequent to the commencement of the period for which the Secured Indebtedness Leverage Ratio is being calculated but prior to the event for which the calculation of the Secured Indebtedness Leverage Ratio is made (the “Secured Leverage Calculation Date”), then the Secured Indebtedness Leverage Ratio shall be calculated giving pro forma effect to such Incurrence or redemption of Indebtedness as if the same had occurred at the beginning of the applicable four-quarter period.

For purposes of making the computation referred to above, Investments, acquisitions, dispositions, mergers, amalgamations, consolidations and discontinued operations (as determined in accordance with GAAP), in each case with respect to an operating unit of a business, and other operational changes that such Person or any of its Restricted Subsidiaries has both determined to make and made after January 28, 2005 and during the four-quarter reference period or subsequent to such reference period and on or prior to or simultaneously with the Secured Leverage Calculation Date shall be calculated on a pro forma basis assuming that all such Investments, acquisitions, dispositions, mergers, consolidations, discontinued operations and other operational changes (and the change in Adjusted EBITDA resulting therefrom) had occurred on the first day of the four-quarter reference period. If since the beginning of such period any Person that subsequently became a Restricted Subsidiary or was merged with or into such Person or any Restricted Subsidiary since the beginning of such period shall have made any Investment, acquisition, disposition, merger, amalgamation, consolidation, discontinued operation or operational change, in each case with respect to an operating unit of a business, that would have required adjustment pursuant to this definition, then the Secured Indebtedness Leverage Ratio shall be calculated giving pro forma effect thereto for such period as if such Investment, acquisition, disposition, discontinued operation, merger, consolidation or operational change had occurred at the beginning of the applicable four-quarter period.

For purposes of this definition, whenever pro forma effect is to be given to any transaction, the pro forma calculations shall be made in good faith by a responsible financial or accounting officer of the Issuer. Any such pro forma calculation may include adjustments appropriate, in the reasonable determination of the Issuer as set forth in an Officers’ Certificate, to reflect, among other things, (1) operating expense reductions and other operating improvements or synergies reasonably expected to result from any acquisition, merger or operational change (including, to the extent applicable, from the Transactions) and (2) all adjustments used in connection with the calculation of “Adjusted EBITDA” as set forth in footnote 4 to the “Summary Historical and Pro Forma Consolidated Financial Data” under “Offering Memorandum Summary” in the Offering Memorandum to the extent such adjustments, without duplication, continue to be applicable to such four-quarter period.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations of the SEC promulgated thereunder.

“Senior Credit Documents” means the collective reference to any Credit Agreement, the notes issued pursuant thereto and the guarantees thereof, and the collateral documents relating thereto, as amended, supplemented or otherwise modified from time to time.

“Significant Subsidiary” means any Restricted Subsidiary that would be a “significant subsidiary” of the Issuer within the meaning of Rule 1-02 under Regulation S-X promulgated by the SEC or any successor provision.

“Similar Business” means any business or activity of the Issuer or any of its Subsidiaries currently conducted or proposed as of the Issue Date or the date of consummation of the Transfer Transactions or any business or activity that is reasonably similar thereto or a reasonable extension, development or expansion thereof, or is complementary, incidental, ancillary or related thereto.

“Specified Sale/Leaseback Transaction” means one Sale/Leaseback Transaction pursuant to which the Issuer or its Restricted Subsidiaries sell one Satellite and related assets that is designated as a Specified Sale/Leaseback Transaction pursuant to an Officers’ Certificate.

“Sponsors” means (1) one or more investment funds advised, managed or controlled by Apax Partners Worldwide LLP and Apax Partners, Inc., (2) one or more investment funds advised, managed or controlled by Apollo Management V, L.P., (3) one or more investment funds advised, managed or controlled by Madison Dearborn Partners and (4) one or more investment funds advised, managed or controlled by Permira Advisers LLC and, in each case, (whether individually or as a group) their Affiliates.

“Standard Securitization Undertakings” means representations, warranties, covenants, indemnities and guarantees of performance entered into by the Issuer or any Subsidiary of the Issuer which the Issuer has determined in good faith to be customary in a Receivables Financing including, without limitation, those relating to the servicing of the assets of a Receivables Subsidiary, it being understood that any Receivables Repurchase Obligation shall be deemed to be a Standard Securitization Undertaking.

“Stated Maturity” means, with respect to any security, the date specified in such security as the fixed date on which the final payment of principal of such security is due and payable, including pursuant to any mandatory redemption provision (but excluding any provision providing for the repurchase of such security at the option of the holder thereof upon the happening of any contingency beyond the control of the issuer unless such contingency has occurred).

“Subordinated Indebtedness” means (a) with respect to the Issuer, any Indebtedness of the Issuer which is by its terms subordinated in right of payment to the notes, and (b) with respect to any Guarantor, any Indebtedness of such Guarantor which is by its terms subordinated in right of payment to its Guarantee.

“Subsidiary” means, with respect to any Person, (1) any corporation, association or other business entity (other than a partnership, joint venture or limited liability company) of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time of determination owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of such Person or a combination thereof, (2) any partnership, joint venture or limited liability company of which (x) more than 50% of the capital accounts, distribution rights, total equity and voting interests or general and limited partnership interests, as applicable, are owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof, whether in the form of membership, general, special or limited partnership interests or otherwise, and (y) such Person or any Restricted Subsidiary of such Person is a controlling general partner or otherwise controls such entity and (3) any Person that is consolidated in the consolidated financial statements of the specified Person in accordance with GAAP.

“Subsidiary Guarantor” means each Subsidiary of the Issuer that is a Guarantor.

“Tax-affected Investor” means any holder of capital stock in any Parent of the Issuer that is subject (or if such holder is a Flow-Through Entity, any partner in which is subject) to a tax regime (for example, as a United States shareholder within the meaning of section 951(b) of the Code) that requires such person to recognize on a current basis taxable income attributable to earnings and profits of the Issuer, or its Subsidiaries in advance of any distribution of such earnings and profits.

“TIA” means the Trust Indenture Act of 1939 (15 U.S.C. Sections 77aaa-77bbbb) as in effect on the date of the indenture.

“Total Assets” means, with respect to any Person, the total consolidated assets of such Person and its Restricted Subsidiaries, as shown on the most recent balance sheet. Notwithstanding the foregoing, until a consolidated balance sheet of the Issuer is available following the consummation of the Transfer Transactions, Total Assets of the Issuer shall mean Total Assets of Holdings.

“Transaction Agreement” means the Transaction Agreement and Plan of Amalgamation, dated as of August 16, 2004, among Intelsat, Ltd., Intelsat (Bermuda), Ltd., Zeus Holdings Limited, Zeus Merger One Limited and Zeus Merger Two Limited, as amended, supplemented or modified from time to time.

“Transactions” means the Transfer Transactions, the Acquisition and, in each case, the transactions related thereto, including as contemplated by the Acquisition Documents (including any Equity Interest payments made in connection therewith (whether on January 28, 2005 or thereafter)), the offering of the Existing Notes, borrowings made pursuant to the Credit Agreement on the Acquisition Date, the issuance of the original notes and the use of proceeds thereof as described in the Offering Memorandum.

“Transfer Transactions” means the receipt from the Federal Communications Commission of approval of the Contribution and the consummation of the Contribution.

“Treasury Rate” means with respect to the notes, as of the applicable redemption date, the yield to maturity as of such redemption date of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) that has become publicly available at least two business days prior to such redemption date (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from such redemption date to February 1, 2010; provided, however, that if the period from such redemption date to February 1, 2010 is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year will be used.

“Trust Officer” means any officer within the corporate trust department of the Trustee, including any vice president, assistant vice president, assistant secretary, assistant treasurer, trust officer or any other officer of the Trustee who customarily performs functions similar to those performed by the Persons who at the time shall be such officers, respectively, or to whom any corporate trust matter is referred because of such person’s knowledge of and familiarity with the particular subject, and who shall have direct responsibility for the administration of the indenture.

“Trustee” means the respective party named as such in the indenture until a successor replaces it and, thereafter, means the successor.

“TT&C Earth Station” shall mean any earth station licensed for operation by the FCC or by any international, federal, state, local or foreign court or governmental agency, authority, instrumentality or regulatory body, authority, agency or commission or legislative body or other governmental entity outside of the United States used for the provision of TT&C Services that is owned and operated by the Issuer or any of its Subsidiaries.

“TT&C Services” shall mean the provision of tracking, telemetry and command services for the purposes of operational control of any Satellite.

“Unrestricted Subsidiary” means:

(1) any Subsidiary of the Issuer that at the time of determination shall be designated an Unrestricted Subsidiary by the Board of Directors of such Person in the manner provided below; and

(2) any Subsidiary of an Unrestricted Subsidiary.

The Board of Directors of the Issuer may designate any Subsidiary of the Issuer (including any newly acquired or newly formed Subsidiary of the Issuer) to be an Unrestricted Subsidiary unless such Subsidiary or any of its Subsidiaries owns any Equity Interests or Indebtedness of, or owns or holds any Lien on any property of, the Issuer or any other Subsidiary of the Issuer that is not a Subsidiary of the Subsidiary to be so designated; provided, however, that the Subsidiary to be so designated and its Subsidiaries do not at the time of designation have and do not thereafter Incur any Indebtedness pursuant to which the lender has recourse to any of the assets of the Issuer or any of its Restricted Subsidiaries (other than Equity Interests of Unrestricted Subsidiaries); provided, further, however, that either:

(a) the Subsidiary to be so designated has total consolidated assets of $1,000 or less; or

(b) if such Subsidiary has consolidated assets greater than $1,000, then such designation would be permitted under the covenant described under “—Certain Covenants—Limitation on Restricted Payments.”

The Board of Directors of the Issuer may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided, however, that immediately after giving effect to such designation no Event of Default shall have occurred and be continuing and:

(x) in the case of any Subsidiary of the Issuer (other than Intelsat Sub Holdco and any of its Subsidiaries), (1) the Issuer could Incur $1.00 of additional Indebtedness pursuant to the Debt to Adjusted EBITDA Ratio test described in clause (i) of the second paragraph under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock,” or (2) the Debt to Adjusted EBITDA Ratio for the Issuer and its Restricted Subsidiaries would be less than such ratio for the Issuer and its Restricted Subsidiaries immediately prior to such designation, in each case on a pro forma basis taking into account such designation, and

(y) in the case of any Restricted Subsidiary of Intelsat Sub Holdco, (1) Intelsat Sub Holdco could Incur $1.00 of additional Indebtedness pursuant to the Debt to Adjusted EBITDA Ratio test described in clause (ii) of the second paragraph under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock,” or (2) the Debt to Adjusted EBITDA Ratio for Intelsat Sub Holdco and its Restricted Subsidiaries would be less than such ratio for Intelsat Sub Holdco and its Restricted Subsidiaries immediately prior to such designation, in each case on a pro forma basis taking into account such designation.

Any such designation by the Board of Directors of the Issuer shall be evidenced to the Trustee by promptly filing with the Trustee a copy of the resolution of the Board of Directors of the Issuer giving effect to such designation and an Officers’ Certificate certifying that such designation complied with the foregoing provisions.

“U.S. Government Obligations” means securities that are:

(1) direct obligations of the United States of America for the timely payment of which its full faith and credit is pledged, or

(2) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America the timely payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America, which, in each case, are not callable or redeemable at the option of the issuer thereof, and shall also include a depository receipt issued by a bank (as defined in Section 3(a)(2) of the Securities Act) as custodian with respect to any such U.S. Government Obligations or a specific payment of principal of or interest on any such U.S. Government Obligations held by such custodian for the account of the holder of such depository receipt; provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the U.S. Government Obligations or the specific payment of principal of or interest on the U.S. Government Obligations evidenced by such depository receipt.

“Voting Stock” of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness or Disqualified Stock, as the case may be, at any date, the quotient obtained by dividing (1) the sum of the products of the number of years from the date of determination to the date of each successive scheduled principal payment of such Indebtedness or redemption or similar payment with respect to such Disqualified Stock multiplied by the amount of such payment, by (2) the sum of all such payments.

“Wholly Owned Restricted Subsidiary” is any Wholly Owned Subsidiary that is a Restricted Subsidiary.

“Wholly Owned Subsidiary” of any Person means a Subsidiary of such Person 100% of the outstanding Capital Stock or other ownership interests of which (other than directors’ qualifying shares or shares or interests required to be held by foreign nationals) shall at the time be owned by such Person or by one or more Wholly Owned Subsidiaries of such Person and one or more Wholly Owned Subsidiaries of such Person.

BOOK-ENTRY; DELIVERY AND FORM

As used in this “Book-Entry; Delivery and Form” section, “exchange notes” means the notes issued pursuant to the exchange offer.

Book-Entry, Delivery and Form

The exchange notes will be represented by one or more global notes in registered, global form without interest coupons (collectively, the “Global Exchange Notes”). The Global Exchange Notes initially will be deposited upon issuance with the Trustee as custodian for The Depository Trust Company, or DTC, in New York, New York, and registered in the name of DTC or its nominee, in each case for credit to an account of a direct or indirect participant as described below.

Except as set forth below, the Global Exchange Notes may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the Global Exchange Notes may not be exchanged for exchange notes in certificated form except in the limited circumstances described below. See “—Exchange of Global Exchange Notes for Certificated Notes.” In addition, transfers of beneficial interests in the Global Exchange Notes will be subject to the applicable rules and procedures of DTC and its direct or indirect participants, which may change from time to time.

The notes may be presented for registration of transfer and exchange at the offices of the registrar.

Depository Procedures

The following description of the operations and procedures of DTC is provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to changes by them. We take no responsibility for these operations and procedures and urge investors to contact the system or their participants directly to discuss these matters.

DTC has advised us that DTC is a limited-purpose trust company organized under the laws of the State of New York, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for its participating organizations (collectively, the “participants”) and to facilitate the clearance and settlement of transactions in those securities between participants through electronic book-entry changes in accounts of its participants. The participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. Access to DTC’s system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly (collectively, the “indirect participants”). Persons who are not participants may beneficially own securities held by or on behalf of DTC only through the participants or the indirect participants. The ownership interests in, and transfers of ownership interests in, each security held by or on behalf of DTC are recorded on the records of the participants and indirect participants.

DTC has also advised us that, pursuant to procedures established by it:

(1) upon deposit of the Global Exchange Notes, DTC will credit the accounts of participants designated by the initial purchaser with portions of the principal amount of the Global Exchange Notes; and

(2) ownership of these interests in the Global Exchange Notes will be shown on, and the transfer of ownership of these interests will be effected only through, records maintained by DTC (with respect to the participants) or by the participants and the indirect participants (with respect to other owners of beneficial interests in the Global Exchange Notes).

Investors in the Global Exchange Notes who are participants in DTC’s system may hold their interests therein directly through DTC. Investors in the Global Exchange Notes who are not participants may hold their interests therein indirectly through organizations which are participants in such system. All interests in a Global Exchange Note may be subject to the procedures and requirements of DTC. The laws of some states require that certain persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interests in a Global Exchange Note to such persons will be limited to that extent. Because DTC can act only on behalf of participants, which in turn act on behalf of indirect participants, the ability of a person having beneficial interests in a Global Exchange Note to pledge such interests to persons that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests.

Except as described below, owners of an interest in the Global Exchange Notes will not have notes registered in their names, will not receive physical delivery of notes in certificated form and will not be considered the registered owners or “holders” thereof under the indenture for any purpose.

Payments in respect of the principal of, and interest and premium on a Global Exchange Note registered in the name of DTC or its nominee will be payable to DTC in its capacity as the registered holder under the indenture. Under the terms of the indenture, we and the Trustee will treat the persons in whose names the notes, including the Global Exchange Notes, are registered as the owners of the notes for the purpose of receiving payments and for all other purposes. Consequently, neither we, the Trustee nor any agent of us or the Trustee has or will have any responsibility or liability for:

(1) any aspect of DTC’s records or any participant’s or indirect participant’s records relating to or payments made on account of beneficial ownership interests in the Global Exchange Notes or for maintaining, supervising or reviewing any of DTC’s records or any participant’s or indirect participant’s records relating to the beneficial ownership interests in the Global Exchange Notes; or

(2) any other matter relating to the actions and practices of DTC or any of its participants or indirect participants.

DTC has advised us that its current practice, upon receipt of any payment in respect of securities such as the notes (including principal and interest), is to credit the accounts of the relevant participants with the payment on the payment date unless DTC has reason to believe it will not receive payment on such payment date. Each relevant participant is credited with an amount proportionate to its beneficial ownership of an interest in the principal amount of the relevant security as shown on the records of DTC. Payments by the participants and the indirect participants to the beneficial owners of notes will be governed by standing instructions and customary practices and will be the responsibility of the participants or the indirect participants and will not be the responsibility of DTC, the Trustee or us. Neither we nor the Trustee will be liable for any delay by DTC or any of its participants in identifying the beneficial owners of the notes, and we and the Trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee for all purposes.

Transfers between participants in DTC will be effected in accordance with DTC’s procedures, and will be settled in same-day funds.

DTC has advised us that it will take any action permitted to be taken by a holder of notes only at the direction of one or more participants to whose account DTC has credited the interests in the Global Exchange Notes and only in respect of such portion of the aggregate principal amount of the notes as to which such participant or participants has or have given such direction. However, if there is an event of default under the notes, DTC reserves the right to exchange the Global Exchange Notes for legended notes in certificated form, and to distribute such notes to its participants.

Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in the Global Exchange Notes among participants, it is under no obligation to perform such procedures, and such procedures may be discontinued or changed at any time. Neither we, the Trustee nor any agent of us or the Trustee will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Exchange of Global Exchange Notes for Certificated Notes

A Global Exchange Note is exchangeable for definitive notes in registered certificated form (“Certificated Notes”) if DTC (A) notifies us that it is unwilling or unable to continue as depositary for the Global Exchange Notes and a successor depositary is not appointed or (B) has ceased to be a clearing agency registered under the Exchange Act.

In addition, beneficial interests in a Global Exchange Note may be exchanged for Certificated Notes upon prior written notice given to the Trustee by or on behalf of DTC in accordance with the indenture. In all cases, Certificated Notes delivered in exchange for any Global Exchange Note or beneficial interests in Global Exchange Notes will be registered in the names, and issued in any approved denominations, requested by or on behalf of the depositary (in accordance with its customary procedures).

Same Day Settlement and Payment

We will make payments in respect of the notes represented by the Global Exchange Notes (including principal, premium, if any, and interest) by wire transfer of immediately available funds to the accounts specified by the Global Exchange Note holder. We will make all payments of principal, interest and premium with respect to Certificated Notes by wire transfer of immediately available funds to the accounts specified by the holders of the Certificated Notes or, if no such account is specified, by mailing a check to each such holder’s registered address. The notes represented by the Global Exchange Notes are expected to be eligible to trade in DTC’s Same-Day Funds Settlement System, and any permitted secondary market trading activity in such notes will, therefore, be required by DTC to be settled in immediately available funds. We expect that secondary trading in any Certificated Notes will also be settled in immediately available funds.

THE EXCHANGE OFFER

Purpose and Effect of Exchange Offer; Registration Rights

On February 11, 2005, we sold the original notes to Deutsche Bank Securities Inc. as initial purchaser in a private offering pursuant to a purchase agreement. Deutsche Bank Securities Inc. subsequently sold the original notes to qualified institutional buyers under Rule 144A under the Securities Act of 1933 and to certain sophisticated investors in offshore transactions in reliance on Regulation S under the Securities Act of 1933. As a condition to the sale of the original notes to the initial purchaser, we entered into a registration rights agreement with Deutsche Bank Securities Inc.

The registration rights agreement requires us to file a registration statement under the Securities Act of 1933 offering to exchange your original notes for the new notes. Accordingly, we are offering you the opportunity to exchange your original notes for the same principal amount at maturity of new notes. The new notes will be registered and issued without a restrictive legend. The registration rights agreement also requires us to use reasonable efforts to cause the registration statement to be declared effective by the SEC and to complete the exchange offer by February 27, 2006. Since we were unable to satisfy these requirements, holders of the original notes have been entitled to additional interest on the original notes at a rate equal to 0.25% per annum for the first 90-day period from and including the specified date and increasing by an additional 0.25% per annum for each subsequent 90-day period. The aggregate amount of the additional interest in respect of each note payable will in no event exceed 1.00% per annum. The registration rights agreement provides that the accretion or accrual of additional interest will cease once we satisfy the requirements described above.

A copy of the registration rights agreement has been filed as an exhibit to this registration statement. You are strongly encouraged to read the entire text of the agreement. Except as discussed below, we will have no further obligation to register your original notes upon the completion of the exchange offer.

We believe that the notes issued to you in this exchange offer may be offered for resale, sold and otherwise transferred by you, without compliance with the registration and prospectus delivery provisions of the Securities Act of 1933, only if you are able to make these four representations:

•	you are acquiring the notes issued in the exchange offer in the ordinary course of your business;

•	you are not participating, do not intend to participate and have no arrangement or understanding with any person to participate in the distribution of the notes issued to you in the exchange offer;

•	you are not an affiliate, as defined under the Securities Act of 1933, of Intelsat, Ltd.; and

•	you are not a broker-dealer tendering original notes acquired directly from us for your own account.

Our belief is based upon existing interpretations by the SEC’s staff contained in several “no-action” letters to third parties unrelated to us. If you tender your original notes in the exchange offer for the purpose of participating in a distribution of new notes, you cannot rely on these interpretations by the SEC’s staff and you must comply with the registration and prospectus delivery requirements of the Securities Act of 1933 in connection with a secondary resale transaction.

The SEC considers broker-dealers that acquired original notes directly from us, but not as a result of market-making activities or other trading activities, to be making a distribution of the new notes if they participate in the exchange offer. Consequently, these broker-dealers cannot use this prospectus for the exchange offer in connection with a resale of the new notes and, absent an exemption, must comply with the registration and prospectus delivery requirements of the Securities Act of 1933 in connection with a resale of the new notes. These broker-dealers cannot rely on the position of the SEC’s staff set forth in the Exxon Capital Holdings Corporation no-action letter (available May 13, 1988) or similar letters.

A broker-dealer that has bought original notes for market-making or other trading activities must deliver a prospectus in order to resell any new notes it receives for its own account in the exchange offer. The SEC has taken the position that such broker-dealers may fulfill their prospectus delivery requirements with respect to the new notes by delivering the prospectus contained in the registration statement for the exchange offer. Accordingly, this prospectus may be used by such a broker-dealer to resell any of its new notes. We have agreed in the registration rights agreement to send a prospectus to any broker-dealer that requests copies in the notice and questionnaire included in the letter of transmittal accompanying the prospectus for a period of up to 90 days after the date of expiration of this exchange offer. Unless you are required to do so because you are such a broker-dealer, you may not use this prospectus for an offer to resell, resale or other retransfer of new notes.

We are not making this exchange offer to, nor will we accept tenders for exchange from, holders of original notes in any jurisdiction in which the exchange offer or the acceptance of it would not be in compliance with the securities or blue sky laws of that jurisdiction.

You may suffer adverse consequences if you fail to exchange your original notes. Following the completion of the exchange offer, except as set forth below and in the registration rights agreement, you will not have any further registration rights and your original notes will continue to be subject to certain restrictions on transfer. Accordingly, if you do not participate in the exchange offer, your ability to sell your original notes could be adversely affected.

Under the registration rights agreement, we are required to use reasonable efforts to file a shelf registration statement with the SEC to cover resales of the original notes or the new notes by holders if we are not permitted to consummate the exchange offer because we determine that the exchange offer is not permitted by applicable law or SEC policy, if the exchange offer is not for any reason consummated on or prior to February 27, 2006, or if any holder of registrable securities notifies us prior to the 20th business day following the consummation of the exchange offer that it may not resell the notes acquired by it in the exchange offer to the public without restriction under U.S. federal and state securities laws.

For purposes of the preceding paragraph, “registrable securities” means each original note or new note until the earliest to occur of:

•	the date on which that original note has been exchanged for a new note in the exchange offer;

•	the date on which that original note or new note has been effectively registered under the Securities Act of 1933 and disposed of in accordance with the shelf registration statement;

•	the date on which that original or new note ceases to be outstanding for purpose of the governing indenture; or

•	the date on which that original note or new note is sold by the holder pursuant to Rule 144 under the Securities Act of 1933 or may be sold by the holder pursuant to Rule 144(k) under the Securities Act of 1933.

If we are obligated to file a shelf registration statement, we will be required to keep such shelf registration statement effective for up to two years after the date that the original notes were issued.

Representations We Need From You Before You May Participate in the Exchange Offer

We need representations from you before you can participate in the exchange offer.

These representations are that:

•	the notes that you will acquire in the exchange offer are being obtained in the ordinary course of your business;

•	neither you nor any person you are acting for is engaging in or intends to engage in a distribution of the notes;

•	neither you nor any person you are acting for has an arrangement or understanding with any person to participate in the distribution of notes;

•	neither you nor any person you are acting for is our “affiliate,” as defined under Rule 405 of the Securities Act of 1933;

•	you acknowledge and agree that if you are a broker-dealer registered under the Securities Exchange Act of 1934, as amended, or you are participating in the exchange offer for the purposes of distributing the new notes, you must comply with the registration and prospectus delivery requirements of the Securities Act of 1933 in connection with a secondary resale of the notes, including the requirement that any secondary resale transaction be covered by an effective registration statement containing the selling security holder information required by Item 507 of Regulation S-K under the Securities Act of 1933, and you cannot rely on the position of the SEC staff in its no-action letters described above under “—Purpose and Effect of Exchange Offer; Registration Rights”; and

•	if you or any other person you are acting for is a broker-dealer, and you receive notes for your own account in exchange for original notes that were acquired as a result of market-making or other trading activities, you will deliver a prospectus in connection with any resale of such notes.

Terms of the Exchange Offer

We will accept any validly tendered original notes that are not withdrawn prior to 5:00 p.m., New York City time, on the expiration date. We will issue $1,000 principal amount at maturity of new notes in exchange for each $1,000 principal amount at maturity of your original notes tendered. Holders may tender some or all of their original notes in the exchange offer.

The form and terms of the new notes will be substantially the same as the form and terms of your original notes except that:

•	interest on the new notes will accrete or accrue, as the case may be, from the last interest payment date on which interest accreted or was paid on your original notes, or, if no interest has accreted or been paid on the original notes, from the date of the original issuance of your original notes;

•	the new notes have been registered under the Securities Act of 1933 and will not bear a legend restricting their transfer; and

•	the provisions for payment of additional interest in the case of non-registration will be eliminated.

The new notes will be issued under, and entitled to the benefits of, the same indenture governing your original notes.

This prospectus and the documents you received with this prospectus are being sent to you and to others believed to have beneficial interests in the original notes. We intend to conduct the exchange offer in accordance with the applicable requirements of the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC.

We will have accepted your validly tendered original notes when we have given oral or written notice to Wells Fargo Bank, National Association, referred to as Wells Fargo Bank. Wells Fargo Bank will act as agent for you for the purpose of receiving the notes. If any tendered original notes are not accepted for exchange because of an invalid tender, the occurrence of certain other events or otherwise, certificates sent to Wells Fargo Bank will be returned, without expense, as promptly as practicable after the expiration date to you, unless you request in the letter of transmittal that the notes be sent to someone else.

You will not be required to pay brokerage commissions, fees or transfer taxes in the exchange of your original notes. We will pay all charges and expenses in connection with the exchange offer except for any taxes you may incur in effecting the transfer of your original notes or new notes to some other person, or if a transfer tax is imposed for any reason other than the exchange of notes pursuant to the exchange offer.

Expiration Date; Extensions; Amendments

The exchange offer will expire at 5:00 p.m., New York City time, on                     , 2006, unless we extend the exchange offer, in which case the exchange offer shall terminate at 5:00 p.m., New York City time, on the last day of the extension. We do not currently intend to extend the expiration date. In any event, the exchange offer will be held open for at least 20 business days. In order to extend the exchange offer, we will issue a notice by press release or other public announcement.

We reserve the right, in our sole discretion:

•	to delay accepting your original notes;

•	to extend the exchange offer;

•	to terminate the exchange offer, if any of the conditions shall not have been satisfied; or

•	to amend the terms of the exchange offer in any manner.

If we delay, extend, terminate or amend the exchange offer, we will give notice to the exchange agent and issue a press release or other public announcement.

Procedures for Tendering Your Original Notes

Except in limited circumstances, only a DTC participant listed on a DTC securities position listing with respect to the original notes may tender original notes in the exchange offer. Except as stated below under “—Book-Entry Transfer,” to tender in the exchange offer:

•	if you do not hold your position through DTC, Euroclear or Clearstream, Luxembourg, you must, on or before the expiration date, deliver a duly completed letter of transmittal to the exchange agent at its address specified in the letter of transmittal, and certificates for your original notes must be received by Wells Fargo Bank along with the letter of transmittal;

•	if you hold your position through DTC, you must instruct DTC and a DTC participant by completing the form “Instruction to Registered Holder from Beneficial Holder” accompanying this prospectus of your intention whether or not you wish to tender your original notes for new notes, and you must in turn follow the procedures for book-entry transfer as set forth below under “—Book-Entry Transfer” and in the letter of transmittal; or

•	if you hold your position through Euroclear or Clearstream, Luxembourg, the form “Instruction to Registered Holder from Beneficial Holder” with respect to original notes held through Euroclear or Clearstream, Luxembourg must be completed by a direct accountholder in Euroclear or Clearstream, Luxembourg, and interests in the original notes must be tendered in compliance with procedures established by Euroclear or Clearstream, Luxembourg.

If you intend to use the guaranteed delivery procedures, you must comply with the guaranteed delivery procedures described below.

Neither Intelsat, Ltd. nor the exchange agent will be responsible for the communication of tenders by holders to the accountholders in DTC, Euroclear or Clearstream, Luxembourg through which they hold original notes or by such accountholders to the exchange agent, DTC, Euroclear or Clearstream, Luxembourg.

Holders will not be responsible for the payment of any fees or commissions to the exchange agent for the original notes.

In no event should a holder submitting a tender for exchange send a letter of transmittal or original notes to any agent of Intelsat, Ltd. other than the exchange agent, or to DTC, Euroclear or Clearstream, Luxembourg.

Holders may contact the exchange agent for assistance in filling out and delivering letters of transmittal and for additional copies of the exchange offer materials.

To be tendered effectively, a letter of transmittal or, as described below under “—Book-Entry Transfer,” an “agent’s message” and other required documents must be received by Wells Fargo Bank at its address set forth under “—Exchange Agent” below prior to the expiration date.

If you do not withdraw your tender before the expiration date, your tender will constitute an agreement between you and us in accordance with the terms and conditions in this prospectus and in the letter of transmittal.

The method of delivery of your original notes, the letter of transmittal and all other required documents to be delivered to Wells Fargo Bank is at your election and risk. Instead of delivery by mail, it is recommended that you use an overnight or hand delivery service. In all cases, you should allow sufficient time to ensure delivery to Wells Fargo Bank before the expiration date. No letter of transmittal or original notes should be sent to us. You may request your brokers, dealers, commercial banks, trust companies or nominees to effect these transactions on your behalf.

Procedure if the Original Notes Are Not Registered in Your Name

If your original notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender your original notes, then you should contact the registered holder promptly and instruct the registered holder to tender on your behalf. If you wish to tender on behalf of a registered owner, you must, prior to completing and executing a letter of transmittal and delivering the registered owner’s original notes, either make appropriate arrangements to register ownership of the original notes in your name or obtain a properly completed power of attorney or other proper endorsement from the registered holder. We strongly urge you to act immediately since the transfer of registered ownership may take considerable time.

Signature Requirements and Signature Guarantees

Signatures on a letter of transmittal or a notice of withdrawal must be guaranteed by an “eligible guarantor institution” within the meaning of Rule 17Ad-15 under the Securities Exchange Act of 1934, as amended, referred to as an eligible institution, that is a member of specified signature guarantee programs. Signatures on a letter of transmittal or a notice of withdrawal will not be required to be guaranteed if the original notes are tendered:

•	by a registered holder that has not completed the box entitled “Special Issuance Instructions” or “Special Delivery Instructions” on the letter of transmittal; or

•	for the account of an eligible institution.

If a letter of transmittal or any notes or powers of attorney are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing. Evidence satisfactory to us of their authority to so act must be submitted with such letter of transmittal unless waived by us.

Conditions to the Exchange Offer

All questions as to the validity, form, eligibility, including time of receipt, acceptance and withdrawal of tendered notes will be determined by us, in our sole discretion, and our determination will be final and binding. We reserve the absolute right to reject any and all original notes not properly tendered or any original notes the acceptance of which would be unlawful in the opinion of us or our counsel. We also reserve the right to waive any defects, irregularities or conditions of tender as to particular original notes. Our interpretation of the terms and conditions of the exchange offer, including the instructions in a letter of transmittal, will be final and binding on all parties. Any defects or irregularities in connection with tenders of original notes must be cured within such time as we shall determine, unless waived by us. Although we intend to notify you of defects or irregularities with respect to tenders of original notes, neither we, Wells Fargo Bank nor any other person shall be under any duty to give such notification or shall incur any liability for failure to give such notification. Tenders of original notes will not be deemed to have been made until all such defects and irregularities have been cured or waived. Any original notes received by Wells Fargo Bank that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned by Wells Fargo Bank as soon as practicable following the expiration date to you, unless you request in the letter of transmittal that the notes be sent to someone else.

In addition, we reserve the right in our sole discretion to purchase or make offers for any original notes that remain outstanding after the expiration date and, to the extent permitted by applicable law, to purchase original notes in the open market in privately negotiated transactions, or otherwise. The terms of any such purchases or offers could differ from the terms of this exchange offer.

Despite any other term of the exchange offer, we will not be required to accept for exchange, or exchange new notes for, any original notes, and we may terminate the exchange offer, if:

•	the exchange offer, or the making of any exchange by a holder, violates, in our good faith determination or on the advice of counsel, any applicable law, rule or regulation or any applicable interpretation of the staff of the SEC;

•	any action or proceeding is instituted or threatened in any court or by the SEC or any other governmental agency with respect to the exchange offer that, in our judgment, would impair our ability to proceed with the exchange offer; or

•	we have not obtained any governmental approval which we, in our sole discretion, consider necessary for the completion of the exchange offer as contemplated by this prospectus.

The conditions listed above are for our sole benefit and may be asserted by us at any time, regardless of the circumstances giving rise to any of these conditions, or may be waived by us in whole or in part at any time in our sole discretion. The failure by us to exercise any of our rights shall not be a waiver of our rights. We are required to use reasonable efforts to obtain the withdrawal of any stop order at the earliest possible time.

In all cases, the issuance of new notes for tendered original notes that are accepted for exchange in the exchange offer will be made only after timely receipt by Wells Fargo Bank of:

•	certificates for original notes or a timely confirmation from DTC of such original notes into Wells Fargo Bank’s account at DTC,

•	a properly completed and duly executed letter of transmittal or, with respect to DTC and its participants, an “agent’s message” described further below in which the tendering holder acknowledges its receipt of and agreement to be bound by the letter of transmittal for such exchange offer, and

•	all other required documents.

If we do not accept your tendered original notes or if you submit original notes for a greater aggregate principal amount at maturity than you desire to exchange, then the unaccepted or unexchanged original notes will be returned without expense to you or, in the case of notes tendered by book-entry transfer into Wells Fargo Bank’s account at DTC pursuant to the book-entry transfer procedures described below, such non-exchanged notes will be credited to an account maintained with DTC, as promptly as practicable after the expiration or termination of the exchange offer.

Book-Entry Transfer

We understand that the exchange agent will make a request promptly after the date of this prospectus to establish accounts with respect to the original notes at DTC for the purpose of facilitating the exchange offer. Any financial institution that is a participant in DTC’s system may make book-entry delivery of original notes by causing DTC, Euroclear or Clearstream, Luxembourg, as the case may be, to transfer such original notes into the exchange agent’s DTC account in accordance with DTC’s electronic Automated Tender Offer Program procedures for such transfer. The exchange of new notes for tendered original notes will only be made after timely:

•	confirmation of book-entry transfer of the original notes into the exchange agent’s account; and

•	receipt by the exchange agent of an executed and properly completed letter of transmittal or an “agent’s message” and all other required documents specified in the letter of transmittal.

The confirmation, letter of transmittal or agent’s message and any other required documents must be received at the exchange agent’s address listed below under “—Exchange Agent” on or before 5:00 p.m., New York time, on the expiration date of the exchange offer or, if the guaranteed delivery procedures described below are complied with, within the time period provided under those procedures.

As indicated above, delivery of documents to any of DTC, Euroclear or Clearstream, Luxembourg in accordance with its procedures does not constitute delivery to the exchange agent.

The term “agent’s message” means a message, transmitted by DTC and received by the exchange agent and forming part of the confirmation of a book-entry transfer, which states that DTC has received an express acknowledgment from a participant in DTC tendering original notes stating:

•	the aggregate principal amount at maturity of original notes that have been tendered by the participant;

•	that such participant has received an appropriate letter of transmittal and agrees to be bound by the terms of the letter of transmittal and the terms of the exchange offer; and

•	that we may enforce such agreement against the participant.

Delivery of an agent’s message will also constitute an acknowledgment from the tendering DTC participant that the representations contained in the letter of transmittal are true and correct.

Guaranteed Delivery Procedures

If you wish to tender your original notes and the original notes are not immediately available, or time will not permit your original notes or other required documents to reach Wells Fargo Bank before the expiration date, or the procedure for book-entry transfer cannot be completed on a timely basis, a tender may be effected if:

•	the tender is made through an eligible institution;

•	before the expiration date, Wells Fargo Bank has received from such eligible institution a properly completed and duly executed letter of transmittal, or a facsimile thereof, and notice of guaranteed delivery substantially in the form provided by us, by facsimile transmission, mail or hand delivery. The notice of guaranteed delivery shall state your name and address and the amount of the original notes tendered, shall state that the tender is being made thereby and shall guarantee that, within three New York Stock Exchange trading days after the date of execution of the notice of guaranteed delivery, the certificates for all physically tendered original notes, in proper form for transfer, or a confirmation from DTC of book-entry transfer, the letter of transmittal, or a manually executed facsimile thereof, properly completed and duly executed, and any other documents required by the applicable letter of transmittal will be deposited by the eligible institution with Wells Fargo Bank; and

•	the certificates for all physically tendered original notes, in proper form for transfer, or a confirmation from DTC of book-entry transfer, the properly completed and duly executed letter of transmittal, or a manually executed facsimile thereof, and all other documents required by the applicable letter of transmittal are received by Wells Fargo Bank within three New York Stock Exchange trading days after the date of execution of the notice of guaranteed delivery.

Withdrawal Rights

You may withdraw your tender of original notes at any time prior to 5:00 p.m., New York City time, on the expiration date.

For a withdrawal of tendered notes to be effective, a written, or for a DTC participant electronic, notice of withdrawal must be received by Wells Fargo Bank, at its address set forth in the next section of this prospectus entitled “—Exchange Agent,” prior to 5:00 p.m., New York City time, on the expiration date.

Any such notice of withdrawal must:

•	specify your name;

•	identify the original notes to be withdrawn, including, if applicable, the certificate number or numbers and aggregate principal amount at maturity of such original notes;

•	be signed by you in the same manner as the original signature on the letter of transmittal by which your original notes were tendered, including any required signature guarantees, or be accompanied by documents of transfer sufficient for the trustee of your original notes to register the transfer of those notes into the name of the person withdrawing the tender; and

•	specify the name in which you want the withdrawn original notes to be registered, if different from your name.

All questions as to the validity, form and eligibility, including time of receipt, of such notices will be determined by us, and our determination shall be final and binding on all parties. Any original notes withdrawn will be considered not to have been validly tendered for exchange for the purposes of the exchange offer. Any notes that have been tendered for exchange but that are not exchanged for any reason will be returned to you without cost as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer relating to such original notes. Properly withdrawn original notes may be retendered by following one of the procedures described above in “—Procedures for Tendering Your Original Notes” at any time on or prior to the expiration date.

Exchange Agent

All executed letters of transmittal should be directed to the exchange agent. We have appointed Wells Fargo Bank, National Association as the exchange agent for the exchange offer. Questions, requests for assistance and requests for additional copies of the prospectus or letter of transmittal should be directed to the exchange agent at its offices at Corporate Trust Department, 608 2nd Avenue South, Northstar East Building–12th Floor, Minneapolis, MN 55402. The exchange agent’s telephone number is (800) 334-5128 and facsimile number is (612) 667-6282.

Fees and Expenses

We will not make any payments to brokers, dealers or others soliciting acceptances of the exchange offer, other than to the exchange agent. The principal solicitation is being made by mail. However, additional solicitations may be made in person or by telephone by our officers and employees.

The cash expenses to be incurred in connection with the exchange offer will be paid by us and are estimated in the aggregate to be approximately $1,500,000, which includes the SEC’s registration fee, fees and expenses of Wells Fargo Bank, as exchange agent, and accounting, legal, printing and related fees and expenses.

Transfer Taxes

If you tender original notes for exchange, you will not be obligated to pay any transfer taxes unless you instruct us to register your new notes in a different name or if a transfer tax is imposed for a reason other than the exchange of notes pursuant to this exchange offer. If you request that your original notes not tendered or not accepted in the exchange offer be returned to a different person, you will be responsible for the payment of any applicable transfer tax.

Consequences of Failure to Properly Tender Original Notes in the Exchange

We will issue new notes in exchange for original notes under the exchange offer only after timely receipt by the exchange agent of the original notes, a properly completed and duly executed letter of transmittal or agent’s message and all other required documents. Therefore, holders of the original notes desiring to tender original notes in exchange for new notes should allow sufficient time to ensure timely delivery. We are under no duty to give notification of defects or irregularities of tenders of original notes for exchange. Upon completion of the exchange offer, specified rights under the registration rights agreement, including registration rights and any right to additional interest, will be either limited or eliminated.

Participation in the exchange offer is voluntary. In the event the exchange offer is completed, we will not be required to register the remaining original notes, except in the limited circumstances described under “—Purpose and Effect of Exchange Offer; Registration Rights.” Original notes that are not tendered or that are tendered but not accepted by us will, following completion of the exchange offer, continue to be subject to the following restrictions on transfer:

•	holders may resell original notes only if an exemption from registration under the Securities Act of 1933 is available or, outside of the United States, to non-U.S. persons in accordance with the requirements of Regulation S under the Securities Act of 1933; and

•	the remaining original notes will bear a legend restricting transfer in the absence of registration or an exemption from registration.

To the extent that original notes are tendered and accepted in connection with the exchange offer, any trading market for remaining original notes could be adversely affected.

TAXATION

Bermuda

This section describes the current material Bermuda tax consequences of owning the notes we are offering. It is the opinion of Appleby Spurling Hunter, our special Bermuda counsel. At the present time, there is no Bermuda income or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable by holders in respect of the notes. Furthermore, each of Intelsat, Ltd., Intelsat Bermuda and Intelsat Sub Holdco has obtained an assurance from the Minister of Finance of Bermuda under the Exempted Undertakings Tax Protection Act 1966 that, in the event that any legislation is enacted in Bermuda imposing any tax computed on profits or income or on any capital asset, gain or appreciation or any tax in the nature of estate duty or inheritance tax, such tax shall not until March 28, 2016 be applicable to it or to any of its operations or to its shares, debentures or other obligations except insofar as such tax applies to persons ordinarily resident in Bermuda or to any taxes payable by it in respect of real property or leasehold interests in Bermuda held by it.

United States

This section describes the material U.S. federal income tax consequences to U.S. holders (as defined below) of the exchange of original notes for new notes and the ownership and disposition of the new notes. It is the opinion of Milbank, Tweed, Hadley & McCloy, LLP, our U.S. counsel. It applies to you only if you purchased the original notes at original issue for cash at the issue price, that is, the first price at which a substantial amount of the original notes were sold to persons (other than bond houses, brokers, or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers) for money and you hold your original notes and new notes as capital assets for U.S. federal income tax purposes. This section does not address the tax consequences to subsequent purchasers of the original notes or the new notes, and it does not discuss any tax consequences arising under the U.S. federal estate and gift tax laws or the laws of any state, local or other taxing jurisdiction. This section does not apply to you if you are a member of a class of holders subject to special rules, such as:

•	a dealer in securities or currencies,

•	a trader in securities that elects to use a mark-to-market method of accounting for its securities holdings,

•	a bank,

•	a financial institution,

•	a life insurance company,

•	a tax-exempt organization,

•	a partnership or other pass-through entity (or a person who holds the original notes or the new notes through a partnership or other pass-through entity),

•	a person subject to alternative minimum tax,

•	a person that owns original notes or new notes that are a hedge or that are hedged against interest rate risks,

•	a person that owns original notes or new notes as part of a straddle, conversion, constructive sale or other integrated transaction for tax purposes,

•	a U.S. holder whose functional currency for tax purposes is not the U.S. dollar, or

•	certain expatriates.

If you purchased your original notes at a price other than the issue price, the amortizable bond premium or market discount rules may also apply to you. You should consult your tax advisor regarding this possibility.

This section is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed Treasury regulations, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

We intend to treat the notes as indebtedness for U.S. federal income tax purposes, and each holder of a note will be bound by this determination unless the holder discloses an alternative position on its tax return. Our determination is not binding on the Internal Revenue Service (the “IRS”), and no ruling will be sought from the IRS regarding this, or any other, aspect of the U.S. federal income tax treatment of the notes. Accordingly, there can be no assurance that the IRS will not contend, and that a court will not ultimately hold, that any such notes are equity interests in us for U.S. federal income tax purposes. If the notes were treated as equity rather than debt for U.S. federal income tax purposes, holders of the notes may be subject, for U.S. federal income tax purposes, to rules that are not described below. The remainder of this discussion assumes that the notes are treated as debt for U.S. federal income tax purposes.

This discussion is for general information only and is not intended as tax advice. Please consult your own tax advisor concerning the consequences of exchanging original notes for new notes in the exchange offer and owning new notes, in each case, in your particular circumstances under the Internal Revenue Code and the laws of any other taxing jurisdiction.

You are a U.S. holder if you are a beneficial owner of a new note or an original note and you are for U.S. federal income tax purposes:

•	a citizen or resident of the United States,

•	a domestic corporation,

•	an estate whose income is subject to U.S. federal income tax regardless of its source, or

•	a trust if a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust or a trust that has a valid election in effect to be treated as a U.S. person.

Exchange Offer

The exchange of original notes for new notes in this exchange offer should not constitute a taxable event for U.S. holders. Consequently, a U.S. holder should not recognize gain or loss on the exchange, as the holding period of the new note will include the holding period of the original note and the basis of the new note will be the same as the basis of the original note immediately before the exchange.

Consult your own tax advisor concerning the tax consequences of the exchange arising under state, local or non-U.S. law.

Interest and Original Issue Discount

The original notes were issued with original issue discount, referred to as OID, in an amount equal to the difference between their “stated redemption price at maturity” (the sum of all amounts payable on the notes other than “qualified stated interests”) and their “issue price.” You should be aware that you generally must include OID in gross income in advance of the receipt of cash attributable to that income. However, you generally will not be required to include separately in income cash payments received on the notes, even if denominated as interest, to the extent such payments do not constitute qualified stated interest (as defined below).

The “issue price” of the notes was the first price at which a substantial amount of the notes were sold for cash (excluding sales to bond houses, brokers or similar persons or organizations acting in the capacity of underwriter, placement agent or wholesaler). The term “qualified stated interest” means stated interest that is unconditionally payable in cash or in property (other than debt instruments issued by us) at least annually at a single fixed rate or, subject to certain conditions, based on one or more interest indices. Interest is payable at a single fixed rate only if the rate appropriately takes into account the length of the interval between payments. Because the notes do not provide for stated cash interest until February 1, 2010, the stated interest payments on the notes are not qualified stated interest.

The amount of OID includible in gross income by a U.S. holder of a note is the sum of the “daily portions” of OID with respect to the note for each day during the taxable year or portion of the taxable year in which such U.S. holder held such note (“accrued OID”). The daily portion is determined by allocating to each day in any “accrual period” a pro rata portion of the OID allocable to that accrual period. The “accrual period” for a note may be of any length and may vary in length over the term of the note, provided that each accrual period is no longer than one year and each scheduled payment of principal or interest occurs on the first day or the final day of an accrual period. The amount of OID allocable to any accrual period is an amount equal to the excess, if any, of (a) the product of the note’s “adjusted issue price” at the beginning of such accrual period and its yield to maturity (determined on the basis of compounding at the close of each accrual period and properly adjusted for the length of the accrual period) over (b) the sum of any qualified stated interest allocable to the accrual period. OID allocable to the final accrual period is the difference between the amount payable at maturity and the adjusted issue price at the beginning of the final accrual period. The “adjusted issue price” of a note at the beginning of any accrual period is equal to its issue price increased by the accrued OID for each prior accrual period and reduced by any payments made on such note on or before the first day of the accrual period. We are required to provide information returns stating the amount of OID accrued on notes held of record by persons other than corporations and other exempt holders.

Except as noted below, interest and OID accrued on the new notes generally is income from sources outside of the United States, and, with certain exceptions, will be “passive income” (or, for taxable years beginning after December 31, 2006, “passive category income”), which is treated separately from other types of income for purposes of computing the foreign tax credit allowable to a U.S. holder. Although we believe that we are not engaged in a trade or business in the United States, if the IRS successfully challenged this position, a portion or all of the interest and OID on the new notes may be income from sources inside the United States for purposes of computing the foreign tax credit allowable to a U.S. holder. The rules governing the foreign tax credit are complex. You are urged to consult your own tax advisor regarding the availability of the foreign tax credit in light of your particular circumstances.

Payment of Additional Amounts

Under the terms of the notes, we may be obligated in certain circumstances to pay amounts in excess of stated interest or principal on the notes. Under Treasury regulations, the possibility of such excess amounts being paid will not affect the amount of interest income you must recognize in advance of the payment of such excess amounts, if there is only a remote chance as of the date the original notes were issued that such amounts will be paid. We intend to take the position that as of the date of the issuance of the original notes, the likelihood that we would be obligated to pay such excess amounts was remote and that any payment of such excess amounts should be taxable to you when received or accrued, in accordance with your regular method of accounting for U.S. federal income tax purposes. Our determination that these contingencies are remote is binding on you unless you disclose a contrary position in the manner required by applicable Treasury regulations. Our determination is not, however, binding on the Internal Revenue Service. In the event a contingency occurs, it could affect the amount and timing of the income that you must recognize.

Sale, Retirement or other Taxable Disposition of the Notes

Your tax basis in your new notes generally will be the same as the basis of your original notes immediately before the exchange. You will generally recognize capital gain or loss on the sale, retirement or other taxable disposition of your new notes equal to the difference between the amount you realize on such disposition and your adjusted tax basis in your new notes. Your adjusted tax basis in a note generally will be its cost increased by the amount of OID previously included in income and decreased by the amount of any cash payments received with respect to the note. Capital gain of a noncorporate U.S. holder that is recognized before January 1, 2009 is generally taxed at a maximum rate of 15% where the holder has a holding period greater than one year.

Backup Withholding and Information Reporting

If you are a noncorporate U.S. holder, information reporting requirements, on Internal Revenue Service Form 1099, generally will apply to:

•	payments of principal and interest (including OID) on a note, and

•	the payment of the proceeds from the sale of a note.

Additionally, backup withholding will apply to such payments if you are a noncorporate U.S. holder that:

•	fails to provide an accurate taxpayer identification number,

•	is notified by the Internal Revenue Service that you have failed to report all interest and dividends required to be shown on your federal income tax returns, or

•	in certain circumstances, fails to comply with applicable certification requirements.

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your U.S. federal income tax liability provided the requirement information is timely furnished to the IRS.

CERTAIN ERISA CONSIDERATIONS

Before investing in the notes, the fiduciaries of plans subject to the fiduciary responsibility provisions of ERISA or Section 4975 of the Internal Revenue Code and plans subject to substantially similar federal, state or local law, referred to as Similar Law, should consider, among other matters:

•	ERISA’s fiduciary standards or similar standards under Similar Law,

•	whether an investment in the notes by the plan satisfies the prudence and diversification requirements of ERISA or Similar Law, taking into account the overall investment policy of the plan, the composition of the plan’s portfolio and the limitations on the marketability of the notes,

•	whether such fiduciaries have authority to make such investment in the notes under the applicable plan investment policies and governing instruments, and

•	rules under ERISA and the Internal Revenue Code or similar standards under Similar Law that prohibit plan fiduciaries from causing a plan to engage in certain “prohibited transactions.”

Section 406 of ERISA and Section 4975 of the Internal Revenue Code prohibit fiduciaries of plans subject to the fiduciary responsibility provisions of ERISA, as well as individual retirement accounts and Keogh and other plans subject to Section 4975 of the Internal Revenue Code and any entity whose underlying assets include “plan assets” by reason of any such plan’s or account’s investment in the entity, collectively referred to as the Plans, from, among other things, causing such a Plan to engage in certain transactions involving assets of a Plan with persons who are “parties in interest” under ERISA or “disqualified persons” under Section 4975 of the Internal Revenue Code with respect to such Plan. A violation of these “prohibited transaction” rules or the other fiduciary obligations referred to herein may result in imposition of an excise tax or other liabilities (including reimbursement of a Plan’s losses) and adverse consequences under ERISA and/or Section 4975 of the Internal Revenue Code for the breaching fiduciary, other fiduciaries of the Plan and “parties in interest” under ERISA or “disqualified persons” under Section 4975 of the Internal Revenue Code, unless exemptive relief is available under an applicable statutory or administrative exemption.

Under a regulation, referred to as the Plan Assets Regulation, issued by the U.S. Department of Labor (“DOL”), the assets of the Plan would be deemed to include assets of Intelsat, Ltd. for purposes of ERISA and Section 4975 of the Internal Revenue Code if Plans acquire equity interests in Intelsat, Ltd., unless an exception is applicable. An “equity interest” is defined under the Plan Assets Regulation as any interest in an entity other than an instrument which is treated as indebtedness under applicable local law and which has no substantial equity features. Intelsat, Ltd. believes that the notes will be treated as debt and not equity. If, however, it were to be determined that the relationship between the amount of the notes and the amount of nominal equity in Intelsat, Ltd. is disproportionate, or if for any other reason it is determined that the notes constitute equity interests in Intelsat, Ltd. and no other exemption is available, the notes could be considered equity interests for purposes of the Plan Assets Regulation, and the assets of the Plan could be deemed to include the assets of Intelsat, Ltd.

Pursuant to an exception contained in the Plan Assets Regulation, the assets of the Plan would not be deemed to include assets of Intelsat, Ltd. if, immediately after the most recent acquisition of any equity interest in Intelsat, Ltd., less than 25% of the value of each class of equity interests in Intelsat, Ltd. were held by Plans and other employee benefits plans not subject to ERISA or Section 4975 of the Internal Revenue Code. However, no monitoring or other measures will be taken to limit the value of the notes held by Plans and other employee benefit plans not subject to ERISA or Section 4975 of the Internal Revenue Code to less than 25% of the total value of each class of notes, respectively, at the completion of the initial offering or thereafter. Thus, the conditions of the exception may not be satisfied.

Under the terms of the Plan Assets Regulation, if Intelsat, Ltd. were deemed not to be an operating company or otherwise deemed to hold Plan assets by reason of a Plan’s investment in the notes, the Plan assets might include an undivided interest in the assets held by Intelsat, Ltd. In such event, transactions involving such assets would be subject to the fiduciary responsibility provisions of Title I of ERISA (including the liability of Plan fiduciaries for breach of fiduciary responsibility by another fiduciary of the Plan) and the prohibited transaction provisions of ERISA and the Internal Revenue Code.

Each person that acquires the notes or an interest therein will be deemed by such acquisition to have represented and warranted that either: (i) no “plan assets” of any Plan have been used to acquire such notes or (ii) the acquisition and holding of such notes or interest therein are exempt from the prohibited transaction restrictions of ERISA and Section 4975 of the Internal Revenue Code pursuant to one or more administrative prohibited transaction exemptions or will not constitute a prohibited transaction under ERISA and Section 4975 of the Internal Revenue Code.

Federal, state or local laws or regulations governing the investment and management of the assets of some plans partially or completely exempt from ERISA and/or the Internal Revenue Code nonetheless may contain fiduciary and prohibited transaction requirements substantially similar to those under ERISA and the Internal Revenue Code discussed above. Accordingly, fiduciaries of such plans, in consultation with their advisors, should consider the impact of the laws applicable to them on investments in the notes and the considerations discussed herein, to the extent applicable.

No assurance can be given that the possibility that actions taken with respect to the assets of Intelsat, Ltd. may constitute prohibited transactions under ERISA or the Internal Revenue Code has been eliminated.

PLAN OF DISTRIBUTION

Each broker-dealer that receives notes for its own account in this exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of these notes. This prospectus, including any amendments or supplements to the prospectus that may be issued from time to time, may be used by a broker-dealer in connection with resales of new notes that were received in exchange for original notes where the original notes were acquired as a result of market-making or other trading activities. We have agreed that, for a period of 90 days after the expiration of the exchange offer, we will make available a prospectus that meets the requirements of the Securities Act of 1933 to any broker-dealer for use in this type of resale.

We will not receive any proceeds from any sale of notes by any broker-dealer or any other person. Notes received by broker-dealers for their own accounts in the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the notes or through a combination of these methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or at negotiated prices. Any such resale of notes may be made directly to purchases or to or through brokers or dealers that may receive compensation in the form of commissions or concessions from any such broker-dealer or from the purchasers of the notes.

Any broker-dealer that resells notes that were received by it for its own account in the exchange offer and any broker or dealer that participates in a distribution of these notes may be deemed to be an “underwriter” within the meaning of the Securities Act of 1933, and any profit on any such resale of notes and any commissions or concessions received by these persons may be deemed to be underwriting compensation under the Securities Act of 1933. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act of 1933.

For a period of 90 days after the expiration of the exchange offer, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests these documents in the letter of transmittal. We have agreed to pay all expenses incident to our performance of, or compliance with, our registration rights agreement with the initial purchaser of the original notes. In addition, we will indemnify holders of the original notes, including any broker-dealers, against certain liabilities, including certain liabilities under the Securities Act of 1933.

LEGAL MATTERS

The validity of the new notes and the guarantees will be passed upon for us by Milbank, Tweed, Hadley & McCloy LLP, special U.S. counsel to Intelsat Bermuda, as to New York law, by Appleby Spurling Hunter, special Bermuda counsel to Intelsat Bermuda, as to Bermuda law.

EXPERTS

The consolidated financial statements and schedules of Intelsat, Ltd. as of December 31, 2004 and 2005, and for each of the years in the three-year period ended December 31, 2005, included herein and in the registration statement have been audited and reported upon by KPMG LLP, independent registered public accounting firm. Certain financial information for the five years ended December 31, 2005, in the table under “Selected Consolidated Financial Data” included herein has been derived from financial statements audited by KPMG LLP and has been reported upon by KPMG LLP to the extent set forth in its report. Such financial statements, schedule, and selected consolidated financial data have been included herein in reliance upon the report of KPMG LLP, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of PanAmSat Holding Corporation and subsidiaries as of December 31, 2004 and 2005, and for each of the three years in the period ended December 31, 2005, included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

AVAILABLE INFORMATION

We have filed with the SEC a registration statement on Form S-4 under the Securities Act of 1933 with respect to this offering of notes. This prospectus, which is part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits to the registration statement. For further information with respect to us and the notes, you should refer to the registration statement and the exhibits filed as a part of the registration statement. If a document has been filed as an exhibit to the registration statement, we refer you to the copy of the document that has been filed. Each of the statements in this prospectus relating to a document that has been filed as an exhibit is qualified in all respects by the filed exhibit.

Intelsat, Ltd. and Intelsat Corporation file annual and quarterly reports and other information with the SEC in accordance with the requirements of their indentures. You may inspect a copy of the registration statement, including exhibits thereto, as well as the reports Intelsat, Ltd. and Intelsat Corporation have filed with the SEC, without charge at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Copies of all or any part of the registration statement and these reports may be obtained from the public reference room upon payment of fees prescribed by the SEC. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an internet site at http://www.sec.gov which contains registration statements, reports and other information regarding registrants that file electronically with the SEC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page
INTELSAT, LTD.

Report of Independent Registered Public Accounting Firm	F-2

Consolidated Balance Sheets as of December 31, 2004 (predecessor entity) and 2005 (successor entity)	F-3

Consolidated Statements of Operations for the Years Ended December 31, 2003 and 2004, for the period January 1, 2005 to January 31, 2005 (predecessor entity) and for the period February 1, 2005 to December 31, 2005 (successor entity)

F-4

Consolidated Statements of Changes in Shareholders’ Equity (Deficit) for the Years Ended December 31, 2003 and 2004, for the period January 1, 2005 to January 31, 2005 (predecessor entity) and for the period February 1, 2005 to December 31, 2005 (successor entity)

F-5

Consolidated Statements of Cash Flows for the Years Ended December 31, 2003 and 2004, for the period January 1, 2005 to January 31, 2005 (predecessor entity) and for the period February 1, 2005 to December 31, 2005 (successor entity)

F-6

Notes to Consolidated Financial Statements	F-8

Schedule II—Valuation and Qualifying Accounts for the Years Ended December 31, 2003 and 2004, for the period January 1, 2005 to January 31, 2005 (predecessor entity) and for the period February 1, 2005 to December 31, 2005 (successor entity)

F-52

Condensed Consolidated Balance Sheets as of December 31, 2005 and as of March 31, 2006 (unaudited)	F-53

Condensed Consolidated Statements of Operations for the periods January 1 to January 31, 2005 and February 1 to March 31, 2005 (predecessor entity) and for the Three Months Ended March 31, 2006 (successor entity) (unaudited)

F-54

Condensed Consolidated Statements of Cash Flows for the periods January 1 to January 31, 2005 and February 1 to March 31, 2005 (predecessor entity) and the Three Months Ended March 31, 2006 (successor entity) (unaudited)

F-55

Notes to Condensed Consolidated Financial Statements (unaudited)	F-56

Page
PANAMSAT HOLDING CORPORATION

Report of Independent Registered Public Accounting Firm	F-79

Consolidated Statements of Operations for the Years Ended December 31, 2003, 2004 and 2005	F-80

Consolidated Balance Sheets as of December 31, 2004 and 2005	F-81

Consolidated Statements of Changes in Stockholders’ Equity (Deficit) and Comprehensive Income (Loss) for the Years Ended December 31, 2003, 2004 and 2005	F-82

Consolidated Statements of Cash Flows for the Years Ended December 31, 2003, 2004 and 2005	F-83

Notes to Consolidated Financial Statements	F-84

Condensed Consolidated Statements of Operations (unaudited) for the Three Months Ended March 31, 2005 and 2006	F-144

Condensed Consolidated Balance Sheets (unaudited) as of December 31, 2005 and March 31, 2006	F-145

Condensed Consolidated Statement of Changes in Stockholders’ Equity and Comprehensive Income (Loss) (unaudited) for the Three Months Ended March 31, 2006	F-146

Condensed Consolidated Statements of Cash Flows (unaudited) for the Three Months Ended March 31, 2005 and 2006	F-147

Notes to Condensed Consolidated Financial Statements (unaudited)	F-148

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholder

Intelsat, Ltd.

We have audited the consolidated financial statements of Intelsat, Ltd. and subsidiaries (Intelsat) as listed in the accompanying index. In connection with our audits of the consolidated financial statements, we also have audited the financial statement schedule as listed in the accompanying index. These consolidated financial statements and financial statement schedule are the responsibility of Intelsat’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Intelsat as of December 31, 2004 and 2005, and the results of their operations and their cash flows for the years ended December 31, 2003 and 2004, and the for the period January 1, 2005 to January 31, 2005 (predecessor entity), and for the period February 1, 2005 to December 31, 2005 (successor entity), in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/    KPMG LLP

McLean, Virginia

April 16, 2006

INTELSAT, LTD.

CONSOLIDATED BALANCE SHEETS

(in thousands, except share amounts)

	Predecessor Entity	Successor Entity
	As of December 31, 2004	As of December 31, 2005
ASSETS
Current assets:
Cash and cash equivalents	$141,320	$360,070
Receivables, net of allowance of $35,343 in 2004 and $26,342 in 2005	228,294	203,452
Insurance receivable	58,320	—
Deferred income taxes	12,854	10,752

Total current assets	440,788	574,274
Satellites and other property and equipment, net	3,637,357	3,327,341
Amortizable intangible assets, net	104,612	493,263
Non-amortizable intangible assets	255,002	560,000
Goodwill	130,829	111,388
Other assets	225,668	228,178

Total assets	$4,794,256	$5,294,444

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Current portion of long-term debt	$205,569	$11,097
Accounts payable and accrued liabilities	246,474	332,907
Deferred satellite performance incentives	7,968	7,418
Deferred revenue	39,566	30,143

Total current liabilities	499,577	381,565

Long-term debt, net of current portion	1,742,566	4,790,016
Deferred satellite performance incentives, net of current portion	48,806	36,027
Deferred revenue, net of current portion	123,992	157,580
Accrued retirement benefits	56,016	107,778
Other long-term liabilities	17,478	27,743

Total liabilities	2,488,435	5,500,709

Commitments and contingencies
Shareholders’ equity (deficit):
Ordinary shares, 216,666,666 2/3 shares authorized, 167,261,024 shares issued and 160,382,120 outstanding at December 31, 2004; 12,000 shares authorized, issued and outstanding at December 31, 2005	500,000	12
Paid-in capital	1,301,886	9,104
Retained earnings (deficit)	610,520	(215,558)
Accumulated other comprehensive income (loss):
Minimum pension liability, net of tax	(1,367)	—
Unrealized gain on available-for-sale securities, net of tax	1,600	177
Ordinary shares purchased by subsidiary, 6,284,635 shares in 2004	(106,818)	—

Total shareholders’ equity (deficit)	2,305,821	(206,265)

Total liabilities and shareholders’ equity (deficit)	$4,794,256	$5,294,444

See accompanying notes to consolidated financial statements.

INTELSAT, LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands)

	Predecessor Entity			Successor Entity
	Year Ended December 31, 2003	Year Ended December 31, 2004	January 1 to January 31, 2005	February 1 to December 31, 2005
Revenue	$946,118	$1,043,906	$97,917	$1,073,566
Operating expenses:
Direct costs of revenue (exclusive of depreciation and amortization shown separately below)	132,172	178,253	26,939	216,608
Selling, general and administrative	129,456	152,111	55,443	139,158
Depreciation and amortization	400,485	457,372	39,184	534,329
IS-10-01 contract termination costs	(3,000)	—	—	—
Impairment charge for satellite failures	—	84,380	69,227	—
Restructuring costs	(837)	6,640	263	—

Total operating expenses	658,276	878,756	191,056	890,095

Operating income (loss) from continuing operations	287,842	165,150	(93,139)	183,471
Interest expense	99,002	143,399	13,241	376,959
Interest income	1,972	4,530	191	9,512
Other income (expense), net	18,556	(2,384)	863	(8,810)

Income (loss) from continuing operations before income taxes	209,368	23,897	(105,326)	(192,786)
Provision for income taxes	26,129	18,647	4,400	22,772

Income (loss) from continuing operations	183,239	5,250	(109,726)	(215,558)
Loss from discontinued operations	(2,120)	(43,929)	—	—

Net income (loss)	$181,119	$(38,679)	$(109,726)	$(215,558)

See accompanying notes to consolidated financial statements.

INTELSAT, LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

(in thousands except share amounts)

	Ordinary		Paid-in Capital	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income (Loss)	Ordinary Shares Purchased By Subsidiary	Total Shareholders’ Equity (Deficit)	Total Comprehensive Income (Loss)
	Shares	Amount
Predecessor entity
Balance, December 31, 2002	160,382,120	$500,000	$1,301,886	$468,080	$(12,914)	$(106,818)	$2,150,234
Net income	—	—	—	181,119	—	—	181,119	$181,119
Change in minimum pension liability, net of tax	—	—	—	—	11,644	—	11,644	11,644
Unrealized gain on available-for-sale securities, net of tax	—	—	—	—	1,403	—	1,403	1,403

Total comprehensive income	—	—	—	—	—	—	—	—

Balance, December 31, 2003	160,382,120	$500,000	$1,301,886	$649,199	$133	$(106,818)	$2,344,400	$194,166

Net loss	—	—	—	(38,679)	—	—	(38,679)	(38,679)
Change in minimum pension liability, net of tax	—	—	—	—	(97)	—	(97)	(97)
Unrealized gain on available-for-sale securities, net of tax	—	—	—	—	197	—	197	197

Total comprehensive loss	—	—	—	—	—	—	—	—

Balance, December 31, 2004	160,382,120	$500,000	$1,301,886	$610,520	$233	$(106,818)	$2,305,821	$(38,579)

Retirement of shares held by subsidiary	(6,284,635)	—	—	—	—	106,818	106,818	—
Net loss for period January 1, 2005 to January 31, 2005	—	—	—	(109,726)	—	—	(109,726)	(109,726)

Balance, January 31, 2005 (prior to acquisition transactions)	154,097,485	$500,000	$1,301,886	$500,794	$233	$—	$2,302,913	$(148,305)

Acquisition Transactions	(154,085,485)	(499,988)	(788,275)	(500,794)	(233)	—	(1,789,290)	148,305

Successor entity

Balance, February 1, 2005	12,000	$12	$513,611	$—	$—	$—	$513,623	$—
Net loss for period February 1, 2005 to December 31, 2005	—	—	—	(215,558)	—	—	(215,558)	(215,558)
Capital contribution from parent for vested restricted stock awards	—	—	182	—	—	—	182
Dividends to shareholder	—	—	(504,689)	—	—	—	(504,689)	—
Unrealized gain on available-for-sale securities, net of tax	—	—	—	—	177	—	177	177

Total comprehensive loss	—	—	—	—	—	—	—	—

Balance, December 31, 2005	12,000	$12	$9,104	$(215,558)	$177	$—	$(206,265)	$(215,381)

See accompanying notes to consolidated financial statements.

INTELSAT, LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Predecessor Entity			Successor Entity
	Year Ended December 31, 2003	Year Ended December 31, 2004	January 1 to January 31, 2005	February 1 to December 31, 2005
	(revised)	(revised)
Cash flows from operating activities:
Net income (loss)	$181,119	$(38,679)	$(109,726)	$(215,558)
Loss from discontinued operations	2,120	43,929	—	—

Income (loss) from continuing operations	183,239	5,250	(109,726)	(215,558)
Adjustments to reconcile income (loss) from continuing operations to net cash provided by operating activities:
Depreciation and amortization	400,485	457,372	39,184	534,329
Impairment charge for satellite failures	—	84,380	69,227	—
IS-10-01 contract termination costs	(3,000)	—	—	—
Provision for doubtful accounts	13,897	11,009	(5,799)	932
Foreign currency transaction loss (gain)	883	562	75	(953)
Deferred income taxes	18,041	15,105	585	(5,849)
Amortization of bond discount and issuance costs	1,372	5,328	430	59,768
Decrease in amount due to Teleglobe Inc.	(19,780)	—	—	—
Share in loss of affiliate	1,084	4,670	402	11,913
Net (gain) loss from curtailment of benefit plans	(2,315)	628	—	—
Changes in operating assets and liabilities, net of effects of acquisitions:
Receivables	54,842	16,877	(32,168)	49,366
Other assets	1,226	5,329	3,194	(16,931)
Accounts payable and accrued liabilities	(25,726)	(27,697)	51,722	92,215
Deferred revenue	7,932	67,934	(2,388)	(27,992)
Accrued retirement benefits	(31,576)	7,110	(27)	2,364
Other long-term liabilities	605	5,260	(3,327)	10,024

Net cash provided by operating activities	601,209	659,117	11,384	493,628

Cash flows from investing activities:
Payments for satellites and other property and equipment	(202,781)	(288,589)	(953)	(132,554)
Payments for future satellite	—	(50,000)	—	—
Payments for rights to orbital locations	—	(32,000)	—	—
Investment in and advances to affiliate	(58,000)	—	—	—
Payment for insurance receivable	—	(58,320)	—	—
Change in restricted cash	(700,000)	700,000	—	—
Proceeds from insurance receivable	—	141,000	38,561	19,759
Payments for asset acquisitions	—	(1,057,574)	—	—
Other	(5,744)	(8,961)	—	—

Net cash (used in) provided by investing activities	(966,525)	(654,444)	37,608	(112,795)

See accompanying notes to consolidated financial statements.

INTELSAT, LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)

(in thousands)

	Predecessor Entity			Successor Entity
	Year Ended December 31, 2003	Year Ended December 31, 2004	January 1 to January 31, 2005	February 1 to December 31, 2005
	(revised)	(revised)
Cash flows from financing activities:
Repayments of long-term debt	$—	$(600,000)	$—	$(202,625)
Proceeds from bond issuance	1,097,758	—	—	305,348
Repayment of commercial paper borrowings, net	(43,978)	—	—	—
Proceeds from credit facility borrowings	—	200,000	—	200,000
Bond issuance costs	(23,308)	(4,000)	—	(4,243)
Principal payments on deferred satellite performance incentives	(66,419)	(5,107)	(475)	(4,621)
Principal payments on capital lease obligations	(8,233)	(6,722)	—	(5,568)
Dividends to shareholder	—	—	—	(504,689)

Net cash provided by (used in) financing activities	955,820	(415,829)	(475)	(216,398)

Effect of exchange rate changes on cash	(883)	(562)	(75)	953
Cash flows of discontinued operations (revised—see note 23)
Operating cash flows	3,396	(7,130)	—	—
Investing cash flows	(1,792)	(6,509)	—	—
Financing cash flows	(23,898)	(10,116)	—	—

Net change in cash and cash equivalents	567,327	(435,473)	48,442	165,388
Cash and cash equivalents, beginning of period	9,466	576,793	141,320	194,682

Cash and cash equivalents, end of period	$576,793	$141,320	$189,762	$360,070

Supplemental cash flow information:
Interest paid, net of amount capitalized	$91,401	$146,750	$475	$285,246
Income taxes paid	$8,931	$5,601	$174	$22,242

Supplemental disclosure of non-cash investing and financing activities:
Capitalization of deferred satellite performance incentives	$10,063	$10,072	$—	$—
Net asset reduction on termination of deferred satellite performance incentive liability	36,455	—	—	—
Minimum pension liability, net of tax	1,270	97	—	—
Assets acquired in acquisitions	4,061	1,095,317	—	—
Liabilities assumed in acquisitions	4,870	95,106	—	—
Unrealized gain on available-for sale securities, net of tax	1,403	197	—	177

Note:	The increase in cash between the predecessor entity ending balance and the successor entity opening balance is due to the retention by Intelsat, Ltd. of approximately $5 million in acquisition financing proceeds.

See accompanying notes to consolidated financial statements.

INTELSAT, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share amounts)

1. Background of Company

The International Telecommunications Satellite Organization “INTELSAT,” referred to as the IGO, was established on an interim basis in 1964. The IGO was formally established on February 12, 1973 in accordance with the provisions of an intergovernmental agreement, referred to as the INTELSAT Agreement, and an operating agreement, referred to as the Operating Agreement. The parties to the INTELSAT Agreement were the IGO’s 148 member countries and the parties to the Operating Agreement, referred to as the Signatories, were either the member countries or the telecommunications entities they designated to market and use the IGO’s communications system within their territories and to invest in the IGO. Certain Signatories authorized other entities within their countries, referred to as Investing Entities, to access the IGO’s space segment and to invest in the IGO as well. Signatories and Investing Entities, referred to collectively as the IGO’s shareholders, were also the IGO’s principal customers.

Substantially all of the IGO’s assets, liabilities, rights, obligations and operations were transferred to Intelsat, Ltd. and its wholly owned subsidiaries (the “Company” or “Intelsat”) on July 18, 2001 in a transaction referred to as the privatization. The IGO’s shareholders received shares in Intelsat, a company organized under the laws of Bermuda, in proportion to their ownership in the IGO on the privatization date and became holders of 100% of the outstanding ordinary shares of Intelsat. Because of the continuity of ownership, Intelsat accounted for the privatization at historical cost.

On January 28, 2005, 100% of the Company was acquired by Intelsat Holdings, Ltd., a Bermuda Company formed by a group of private equity investors, referred to as the Acquisition Transactions (see note 3). As a result of the consummation of the Acquisition Transactions, a new entity was formed with a new basis of accounting. Although the effective date was January 28, 2005, due to the immateriality of the results of operations for the period between January 28, 2005 and January 31, 2005, the Company has accounted for the consummation of the Acquisition Transactions as if they had occurred on January 31, 2005. The consolidated financial statements presented for the years ended December 31, 2003 and 2004, and the period January 1, 2005 to January 31, 2005 represent the “predecessor entity.” The consolidated financial statements for the period from February 1, 2005 through December 31, 2005 represent the “successor entity.”

Intelsat provides satellite communications services worldwide through a global communications network of 28 satellites (as of December 31, 2005) in orbit, leased capacity on one additional satellite in the Asia-Pacific region, and ground facilities related to the satellite operations and control, and teleport services. These satellite communications services include voice, data and video connectivity services.

2. Significant Accounting Policies

(a) Principles of consolidation

The consolidated financial statements include the accounts of Intelsat and its wholly owned subsidiaries. Investments where the Company exercises significant influence but does not control (generally 20% to 50% ownership interest) are accounted for under the equity method of accounting. All significant intercompany transactions and balances have been eliminated.

INTELSAT, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except share amounts)

(b) Use of estimates

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Examples of estimates include the allocation of fair value to assets acquired and liabilities assumed with the Acquisition Transactions, the allowance for doubtful accounts, pension and post-retirement benefits, income taxes, and useful lives of satellites and other property and equipment. Changes in such estimates and assumptions may affect amounts reported in future periods.

(c) Revenue recognition

Revenue results primarily from satellite utilization charges and, to a lesser extent, from providing managed services to Intelsat’s customers. Managed services combine satellite capacity, teleport facilities, satellite communications hardware, fiber optic cable and other ground facilities to provide bundled, broadband and private network services to customers. Revenue is recognized over the period during which services are provided as long as collection of the related receivable is reasonably assured. Amounts received from customers pursuant to satellite capacity prepayment options are recorded in the consolidated financial statements as deferred revenue. These deferred amounts are recognized as revenue on a straight-line basis over the respective agreement terms. The Company recognizes revenue under revenue share agreements with other fixed satellite service providers either on a gross or net basis in accordance with Emerging Issues Task Force (“EITF”) No. 99-19, Reporting Revenue Gross as a Principal Versus Net as an Agent, and revenue for all current agreements is recognized on a net basis. The Company maintains an allowance for doubtful accounts for customer’s receivables where the collection of such receivables is uncertain.

(d) Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and highly liquid investments with maturities of 90 days or less and generally consist of time deposits with banks and money market funds. The carrying amount of these investments approximates market value.

(e) Investments

The Company accounts for its investments in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 115, Accounting for Certain Investments in Debt and Equity Securities. All investments have been classified as available-for-sale securities as of December 31, 2004 and 2005, and are included in other assets in the accompanying consolidated balance sheets. Available-for-sale securities are stated at fair value with any unrealized gains and losses reported as accumulated other comprehensive income (loss) within stockholders’ equity. Realized gains and losses and declines in fair value on available-for-sale securities that are determined to be other than temporary are included in other income, net. Interest and dividends on available-for-sale securities are included in interest expense, net and other income, net, respectively. The cost basis of available-for-sale securities was $10,203 at December 31, 2004 and $13,647 at December 31, 2005. As of December 31, 2004 and 2005, the fair value of available-for-sale securities was $13,678 and $14,413, respectively.

INTELSAT, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except share amounts)

(f) Satellites and other property and equipment

Satellites and other property and equipment are stated at historical cost and consist primarily of the costs of satellite construction and launch, including launch insurance, the net present value of performance incentives expected to be payable to the satellite manufacturers, costs directly associated with the monitoring and support of satellite construction, and interest costs incurred during the period of satellite construction.

Satellite construction and launch services are generally procured under long-term contracts that provide for payments by Intelsat over the contract periods. Satellite construction and launch services costs are capitalized to reflect progress toward completion. Capitalizing these costs typically coincides with contract milestone payment schedules. Insurance premiums associated with in-orbit operations are expensed as incurred. Performance incentives payable in future periods are dependent on the continued satisfactory performance of the satellites in service. Station kept satellites and other property and equipment are depreciated on a straight-line basis over the following estimated useful lives:

Years
Satellites and related costs	11-15
Ground segment equipment and software	10
Furniture, equipment, computer hardware and software	3-12
Buildings	40

The carrying value of a satellite lost as a result of a launch or in-orbit failure is charged to operations upon the occurrence of the loss. In the event of a partial failure, an impairment charge is recorded to operations upon the occurrence of the loss if the undiscounted future cash flows were less than the carrying value of the satellite. The impairment charge is measured as the excess of the carrying value of the satellite over its estimated fair value as determined by the present value of estimated expected future cash flows using a discount rate commensurate with the risks involved. The charge to operations resulting from either a complete or a partial failure is reduced by insurance proceeds that were either due and payable to or received by Intelsat.

(g) Business combinations

The Company’s business combinations are accounted for in accordance with the provisions set forth in SFAS No. 141, Business Combinations, whereby the net tangible and separately identifiable intangible assets acquired and liabilities assumed are recognized at their estimated fair market values at the acquisition date. The portion of the purchase price in excess of the estimated fair market value of the net tangible and separately identifiable intangible assets acquired represents goodwill. The allocation of the purchase price involves management estimates and judgments and the allocation may be adjusted within one year following the date of the business combination.

(h) Goodwill and other intangible assets

The Company accounts for goodwill and other intangible assets in accordance with SFAS No. 142, Goodwill and Other Intangible Assets. Goodwill and other intangible assets acquired in

INTELSAT, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except share amounts)

a business combination, and determined to have an indefinite useful life, are not amortized but are tested for impairment annually or more often if an event or circumstances indicate that an impairment loss has been incurred. The Company has determined that it has one reporting unit, the enterprise level, under the criteria set forth by SFAS No. 142. Identifiable intangible assets with estimable useful lives are amortized on a straight line basis over their estimated useful lives.

(i) Impairment of long-lived assets

Long-lived assets, including property, plant and equipment and acquired intangible assets with estimatable useful lives, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The recoverability of an asset to be held and used is measured by a comparison of the carrying amount of the asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of the asset exceeds its estimated future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset exceeds its fair value. Assets to be disposed of are separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated.

(j) Income taxes

The Company accounts for income taxes in accordance with SFAS No. 109, Accounting for Income Taxes. The provision for income taxes is based upon reported income (loss) before income taxes. Deferred income tax assets and liabilities are determined based on the difference between the consolidated financial statement and income tax bases of assets and liabilities using the enacted marginal tax rate. The deferred tax asset is reduced by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some portion or all of the net deferred tax asset will not be realized.

(k) Fair value of financial instruments

SFAS No. 107, Disclosures About Fair Value of Financial Instruments, requires management to disclose the estimated fair value of certain assets and liabilities defined by SFAS No. 107 as financial instruments. Financial instruments are generally defined by SFAS No. 107 as cash, evidence of ownership interest in equity, or a contractual obligation that both conveys to one entity a right to receive cash or other financial instruments from another entity and imposes on the other entity the obligation to deliver cash or other financial instruments to the first entity. Management believes that the carrying values of cash and cash equivalents, accounts receivable, marketable securities and accounts payable and accrued liabilities approximate their fair values because of the short maturity of these financial instruments. The fair values of the Company’s debt instruments are determined based on quoted market prices.

(l) Concentration of credit risk

The Company provides satellite services and extends credit to numerous customers in the satellite communication and telecommunications markets. To the extent that the credit quality of customers deteriorates, the Company may have exposure to credit losses. Management

INTELSAT, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except share amounts)

monitors its exposure to credit losses and maintains allowances for anticipated losses. Management believes it has adequate reserves to cover its exposure.

(m) Currency and exchange rates

Substantially all customer contracts, capital expenditure contracts and operating expense obligations are denominated in U.S. dollars. Consequently, the Company does not believe that it is exposed to material currency exchange risk. However, contracts with Intelsat’s customers in Brazil are denominated in Brazilian reais. Transactions in other currencies are converted into U.S. dollars using rates in effect on the dates of the transactions. Transaction gains and losses were insignificant during the periods presented.

(n) Comprehensive income

SFAS No. 130, Reporting Comprehensive Income, established standards for the reporting and displaying of comprehensive income and its components. Total comprehensive income for the years ended December 31, 2003, 2004 and 2005 included the Company’s net income (loss), the change in the market value of available-for-sale securities, and changes in the minimum pension liability.

(o) Stock-based compensation

As permitted by SFAS No. 123, Accounting for Stock-Based Compensation, the Company uses the intrinsic method of measuring and recognizing employee stock-based transactions under Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees. Consequently, no expense is recognized for stock award grants if the exercise price is at least equal to the market value of the common stock at the date of grant and expense is recognized if the exercise price is below the market value at the date of grant. During 2004, the Company granted stock-based compensation that contained a liquidity mechanism, which resulted in variable accounting and the recognition of compensation expense based on changes in value of the Company. As described in note 16, all previously issued stock awards were terminated effective January 28, 2005. The following table illustrates the effect on net income (loss) if the Company had applied the fair value recognition provisions of SFAS No. 123 to its stock-based compensation.

	Predecessor Entity
	Year Ended December 31, 2003	Year Ended December 31, 2004	January 1 to January 31, 2005
Net income (loss), as reported	$181,119	$(38,679)	$(109,726)
Add: compensation expense recognized in net income (loss), as reported	—	8,330	5,977
Deduct: total stock-based compensation expense determined under fair value based method for all awards, net of tax effects	(2,709)	(5,402)	(397)

Pro forma net income (loss)	$178,410	$(35,751)	$(104,146)

INTELSAT, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except share amounts)

(p) Deferred satellite performance incentives

The cost of satellite construction includes an element of deferred consideration to satellite manufacturers referred to as satellite performance incentives. Intelsat is contractually obligated to make these payments over the lives of the satellites, provided the satellites continue to operate in accordance with contractual specifications. Historically, the satellite manufacturers have earned substantially all of these payments. Therefore, the Company accounts for these payments as deferred financing. The Company capitalizes the present value of these payments as part of the cost of the satellites and records a corresponding liability to the satellite manufacturers. These costs are amortized over the useful lives of the satellites and the liability is reduced as the payments are made.

(q) Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation.

(r) New accounting pronouncements

In December 2004, the FASB issued SFAS No. 123R (revised 2004), Share-Based Payment. SFAS 123R replaced SFAS No. 123, Accounting for Stock-Based Compensation (SFAS 123), and superseded Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB 25). SFAS 123R will require compensation expense using a fair-value based method for costs related to share-based payment transactions to be recognized in the financial statements. We will adopt SFAS 123R in the first quarter of fiscal 2006 using the prospective method.

In December 2004, the FASB issued SFAS No. 153, Exchanges of Nonmonetary Assets, to address the measurement of exchanges of nonmonetary assets. It eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets in APB Opinion No. 29, Accounting for Nonmonetary Transactions, and replaces it with an exception for nonmonetary exchanges that do not have commercial substance. This statement specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This statement is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The impact of the adoption of SFAS No. 153 is not expected to be material to the consolidated statements of operations or consolidated balance sheets.

3. Acquisition by Intelsat Holdings, Ltd.

On January 28, 2005, the Company was acquired by Intelsat Holdings, Ltd. (“Intelsat Holdings,” formerly known as Zeus Holdings Limited) for total cash consideration of approximately $3,200,000 ($513,000 cash and $2,700,000 acquisition debt), with pre-acquisition debt of approximately $1,900,000 remaining outstanding. Intelsat Holdings is a Bermuda company formed at the direction of funds advised by or associated with Apax Partners Worldwide LLP and Apax Partners, Inc. (referred to jointly as “Apax Partners”), Apollo Management V, L.P. (“Apollo”), MDP Global Investors Limited (“Madison Dearborn Partners”) and Permira Advisers LLC (“Permira”). Each of Apax Partners, Apollo, Madison Dearborn

INTELSAT, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except share amounts)

Partners and Permira is referred to as a “Sponsor” and the funds advised by or associated with each Sponsor are referred to as an “Investor Group.” The Investor Groups collectively are referred to as the “Investors.” As part of the Acquisition Transactions defined below, the Investors and certain members of management purchased preferred and ordinary shares of Intelsat Holdings (the “Equity Contributions”). Prior to the Acquisition Transactions, as defined below, funds advised by or associated with Madison Dearborn Partners transferred less than 0.1% of their interest in Intelsat Holdings to an unaffiliated investment partnership. References to the Investors include this partnership. References to “Intelsat” or the “Company” herein refer to Intelsat, Ltd. and, unless the context requires otherwise, to its subsidiaries.

In connection with Intelsat Holdings’ acquisition of Intelsat, the following transactions occurred:

•	Zeus Merger One Limited (“Zeus Merger 1”), a wholly owned direct subsidiary of Intelsat Holdings, amalgamated with Intelsat, with the resulting company being a direct wholly owned subsidiary of Intelsat Holdings and being named Intelsat, Ltd. Upon this amalgamation, Intelsat’s equity holders immediately prior to the amalgamation ceased to hold shares or other equity interests in Intelsat.

•	Zeus Merger Two Limited (“Zeus Merger 2”), a wholly owned direct subsidiary of Zeus Merger 1, amalgamated with Intelsat (Bermuda), Ltd., which at that time was the direct or indirect parent of all of our operating subsidiaries, with the resulting company being a direct wholly owned subsidiary of resulting Intelsat and being named Intelsat (Bermuda), Ltd. (“Intelsat Bermuda”).

•	Intelsat Holdings, Zeus Merger 1 and Zeus Merger 2 are Bermuda companies that were newly formed for the purpose of consummating the Acquisition Transactions.

In connection with the Acquisition Transactions, Zeus Merger 2, which later amalgamated with Intelsat Bermuda, established a new $300,000 revolving credit facility, borrowed approximately $150,000 under a new $350,000 term loan facility, referred to together as the “Senior Secured Credit Facility,” and issued $1,000,000 of floating rate (7.805% at issuance) senior notes due 2012, $875,000 of 8.25% senior notes due 2013 and $675,000 of 8.625.% senior notes due 2015, referred to collectively as the Acquisition Finance Notes. The Acquisition Finance Notes and the Senior Secured Credit Facility are guaranteed by Intelsat and certain direct and indirect subsidiaries of Intelsat. The proceeds from the Equity Contributions, borrowings under the Senior Secured Credit Facility, and the Acquisition Finance Notes, together with cash on hand, were used to consummate the transactions described above and to pay related fees and expenses. The amalgamation of Zeus Merger 1 with Intelsat, the amalgamation of Zeus Merger 2 with Intelsat Bermuda, the borrowings under the Senior Secured Credit Facility, the issuance of the Acquisition Finance Notes and the Equity Contributions are referred to collectively as the “Acquisition Transactions.”

On February 11, 2005, Intelsat and one of its subsidiaries, referred to as “Finance Co.,” issued $478,700 in aggregate principal amount at maturity of 9.25% Senior Discount Notes due 2015 (the “Senior Discount Notes”), yielding approximately $305,000 of proceeds at issuance. On March 3, 2005, Intelsat Bermuda transferred substantially all of its assets to a newly formed wholly owned subsidiary, Intelsat Subsidiary Holding Company, Ltd. (“Intelsat Sub Holdco”).

INTELSAT, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except share amounts)

Intelsat Sub Holdco assumed substantially all of the then-existing liabilities of Intelsat Bermuda, and Intelsat Bermuda became a guarantor of the obligations under the Acquisition Finance Notes and the Senior Secured Credit Facility. Following these transactions, Finance Co. was amalgamated with Intelsat Bermuda, and Intelsat Bermuda became an obligor on the Senior Discount Notes. The proceeds of the offering of the Senior Discount Notes were distributed by Intelsat Bermuda to its parent, Intelsat, and by Intelsat to Intelsat Holdings. Intelsat Holdings used those funds to repurchase a portion of the outstanding preferred shares of Intelsat Holdings.

The consummation of the Acquisition Transactions resulted in the following changes to Intelsat’s capital structure:

•	The cancellation of all outstanding ordinary shares of the predecessor entity

•	The cancellation of all authorized preference shares

•	The cancellation of all share options, restricted shares and restricted share units

•	The issuance of 12,000 shares of ordinary shares of the successor entity

The Acquisition Transactions were accounted for by Intelsat Holdings under the purchase method of accounting, whereby the purchase price (including liabilities assumed) was allocated to the assets acquired based on their estimated fair market values at the date of acquisition. Independent third-party appraisers were engaged to perform valuations of certain of the tangible and intangible assets acquired. The purchase accounting adjustments recorded by Intelsat Holdings have been pushed-down to Intelsat in accordance with SEC Staff Accounting Bulletin No. 54, “Push-Down” Basis of Accounting in Financial Statements of Subsidiaries.

INTELSAT, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except share amounts)

A reconciliation of the purchase price adjustments recorded in connection with the Acquisition Transactions is presented below:

	Predecessor Entity		Successor Entity
	As of January 31, 2005	Transaction Adjustments	As of February 1, 2005
ASSETS
Current assets:
Cash and cash equivalents	$189,762	$4,920	$194,682
Receivables	286,020	(12,511)	273,509
Deferred income taxes	10,479	(8,236)	2,243

Total current assets	486,261	(15,827)	470,434
Satellites and other property and equipment, net	3,528,913	117,352	3,646,265
Amortizable intangible assets, net	105,007	423,181	528,188
Non-amortizable intangible assets	255,002	304,998	560,000
Goodwill	130,829	(19,441)	111,388
Investment in affiliate	51,844	—	51,844
Other assets	163,965	63,789	227,754

Total assets	$4,721,821	$874,052	$5,595,873

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Notes payable	$200,000	$—	$200,000
Accounts payable and accrued liabilities	294,054	(54,730)	239,324
Deferred satellite performance incentives	7,463	—	7,463
Deferred revenue	38,460	—	38,460
Capital lease obligations	6,201	—	6,201

Total current liabilities	546,178	(54,730)	491,448
Long-term debt, net of current portion	1,742,001	2,506,588	4,248,589
Deferred satellite performance incentives, net of current portion	44,698	(4,095)	40,603
Deferred revenue, net of current portion	122,710	54,545	177,255
Accrued retirement benefits	55,989	49,425	105,414
Other long-term liabilities	14,150	4,791	18,941

Total liabilities	2,525,726	2,556,524	5,082,250

Shareholder’s equity	2,196,095	(1,682,472)	513,623

Total liabilities and shareholder’s equity	$4,721,821	$874,052	$5,595,873

The unaudited pro forma results of operations provided below for the years ended December 31, 2004 and 2005 are presented as though the Acquisition Transactions had occurred at the beginning of the earliest period presented, after giving effect to purchase accounting adjustments relating to depreciation and amortization of the revalued assets, interest expense

INTELSAT, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except share amounts)

associated with the Acquisition Finance Notes and Senior Secured Credit Facility, and other acquisition-related adjustments in connection with the Acquisition Transactions. The pro forma results of operations are not necessarily indicative of the combined results that would have occurred had the Acquisition Transactions been consummated at the beginning of the periods presented, nor are they necessarily indicative of future operating results.

	Year ended December 31, 2004	Year ended December 31, 2005
Revenue	$1,043,906	$1,171,483
Loss from continuing operations	(378,514)	(351,805)
Net loss	(422,433)	(351,805)

4. The PanAmSat Acquisition Transactions

On August 28, 2005, Intelsat Bermuda entered into a Merger Agreement (the “Merger Agreement”) with PanAmSat Holding Corporation (“PanAmSat”) and Proton Acquisition Corporation, a wholly owned subsidiary of Intelsat Bermuda. Pursuant to the Merger Agreement, Intelsat Bermuda agreed to acquire PanAmSat for total cash consideration of approximately $3.2 billion. As part of this transaction, approximately $3.2 billion in debt of PanAmSat and its subsidiaries will either be refinanced or remain outstanding.

Intelsat Bermuda has received financing commitments from a group of financial institutions for the full amount of the purchase price and for the full amount, if required, to repurchase and replace existing PanAmSat debt. The funding of the commitments is subject to certain conditions, including satisfaction of the conditions to the Merger Agreement. A substantial portion of the financing for the PanAmSat Acquisition Transactions is expected to be raised by Intelsat Bermuda, with additional financing expected to be raised by PanAmSat, PanAmSat Corporation (a direct subsidiary of PanAmSat) and Intelsat Sub Holdco.

Consummation of the merger is subject to various closing conditions, including but not limited to, the satisfaction or waiver of conditions regarding the receipt of requisite regulatory approvals, the receipt of financing by Intelsat Bermuda and the adoption of the Merger Agreement by a majority of PanAmSat’s stockholders. On October 26, 2005, PanAmSat informed the Company that a majority of its stockholders approved and adopted the Merger Agreement. If the Merger Agreement is terminated under specified circumstances relating to Intelsat’s inability to obtain financing or requisite regulatory approvals, Intelsat may be required to pay PanAmSat a termination fee of $250,000. Assuming the conditions to the acquisition are satisfied or waived (to the extent permitted by applicable law), the merger is expected to be consummated in the second or third quarter of 2006.

5. Acquisitions

(a) COMSAT General Corporation Transaction

On October 29, 2004, Intelsat acquired from COMSAT General Corporation, Lockheed Martin Global Telecommunications, LLC and COMSAT New Services, Inc. (collectively, the “COMSAT Sellers”) the COMSAT Sellers’ business of providing satellite-based communications services to the U.S. government and other customers to strengthen the Company’s position in

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except share amounts)

providing services for government and other military service applications. Intelsat acquired this business for a purchase price of $90,330, net of assumed liabilities of $30,337, and transaction costs of $1,500. The $30,337 in assumed liabilities includes a $10,000 fee to be paid in connection with Intelsat’s purchase of a launch vehicle from an affiliate of the COMSAT Sellers (see below). Intelsat funded the acquisition by using cash on hand. The assets Intelsat acquired include customer and vendor contracts, accounts receivable, rights to Federal Communications Commission (FCC) and other governmental licenses, leased business premises and other related assets, including an ownership interest in a partnership that owns the Marisat-F2 satellite, which operates in inclined orbit at 33.9° West. In addition, Intelsat assumed certain contractual commitments related to the business. We believe that this transaction was completed on arm’s-length terms. The financial results associated with the assets acquired are included in the Company’s consolidated financial statements beginning on October 29, 2004. In connection with the COMSAT General Transaction, Intelsat LLC entered into an agreement with Lockheed Martin Commercial Launch Services for the launch of an unspecified future satellite. This agreement provides that Intelsat LLC may terminate the agreement at its option, subject to the payment of a termination fee that is the greater of 50% of the launch service price and accommodation fee paid or due as of the effective date of the termination, or $30,000.

The COMSAT General transaction was accounted for under the purchase method of accounting, whereby the purchase price was allocated to the assets acquired and liabilities assumed based on their estimated fair market values at the date of acquisition. Independent third-party appraisers were engaged to perform valuations of certain of the tangible and intangible assets acquired. The purchase price allocation was finalized during the fourth quarter of 2005. Based upon the appraisals received and management’s estimates, the purchase price was allocated to the assets and liabilities acquired as follows:

Accounts receivable, net of allowance	$29,336
Customer relationships	19,400
Property and equipment	210
Goodwill	73,221
Accounts payable and accrued liabilities	(30,337)
Transaction costs	(1,500)

Total cash consideration, net of assumed liabilities and transaction costs	$90,330

The acquired customer relationships are estimated to have useful lives of four years. The goodwill resulting from this transaction is attributed to the value of an established business that provides services to the U.S. government and military. Pursuant to the transaction agreement, the parties entered into agreements relating to the provision of transition services by the COMSAT Sellers for a specified period of time after the closing of the transaction.

(b) North American Satellite Assets of Loral Space & Communications Corporation

On March 17, 2004, Intelsat purchased certain satellites and related assets (the “Loral Transaction”) from Loral Space & Communications Corporation and certain of its affiliates (“Loral” or the “Sellers”). The acquisition enhanced the Company’s global network by adding North America coverage to the Intelsat satellite fleet and expanding its customer base in the broadcasting, cable television, corporate networks and government/military areas. The

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except share amounts)

Company acquired these satellites and related assets for a purchase price of $967,063, net of assumed liabilities of $64,769 and transaction costs of $14,538. The assets acquired included four in-orbit satellites, one satellite under construction (the IA-8 satellite that was launched in June 2005), the rights to six orbital locations, various assets related to the satellites and customer contracts related to services the Sellers provided on the acquired satellites. In addition, the Company assumed specified contractual commitments of the Sellers relating to the acquired satellites and other acquired assets. The Company financed the Loral Transaction with proceeds from a $1.1 billion debt issuance in November 2003. The financial results related to the assets acquired are included in the Company’s consolidated financial statements beginning on March 17, 2004.

Under the original terms of the Loral Transaction asset purchase agreement, Intelsat was to acquire another in- orbit satellite, the Telstar 4, which was declared a total loss in September 2003. The asset purchase agreement was amended to provide for Intelsat to acquire rights to a $141,000 insurance claim filed by Loral related to Telstar 4, net of warranty payments to customers related to the satellite failure. The insurance receivable and $1,157 of expected warranty payments are included in the purchase price allocation described below. During the second quarter of 2004, the Company received payment of $141,000 for settlement of the insurance claim.

The Loral Transaction was accounted for under the purchase method of accounting, whereby the purchase price was allocated to the assets acquired and liabilities assumed based on their estimated fair market values at the date of acquisition. Independent third-party appraisers were engaged to perform valuations of certain of the tangible and intangible assets acquired. The purchase price allocation was finalized during the fourth quarter of 2004. Based upon the appraisals received and management’s estimates, the purchase price was allocated to the assets and liabilities acquired as follows:

Insurance receivable	$141,000
Satellites	597,403
Other assets	18,019
Customer relationships	66,946
Orbital locations	223,002
Deferred revenue	(61,388)
Accounts payable and accrued liabilities	(3,381)
Transaction costs	(14,538)

Total cash consideration, net of assumed liabilities and transaction costs	$967,063

The appraised fair value of the assets acquired exceeded the purchase price plus liabilities assumed resulting in negative goodwill, which was allocated proportionately among the acquired long-lived assets. The acquired customer relationships are estimated to have a useful life of 14 years and the orbital slots have indefinite lives.

Under the terms of the Loral Transaction agreements, Intelsat entered into a procurement agreement with Space Systems/Loral, Inc. (“SS/L”) for a new satellite. On March 17, 2004, the Company paid SS/L $50,000 as a deposit for the new satellite. SS/L’s obligations under the procurement agreement are secured by SS/L and its affiliates’ interests in an in-orbit satellite

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except share amounts)

and other related assets. As of December 31, 2005, the satellite was under construction and the deposit had been fully applied against the satellite’s construction cost.

In connection with the Loral Transaction, the Company entered into an agreement with New Skies Satellites to resolve an International Telecommunication Union (“ITU”) priority issue relating to one of the orbital slots purchased from Loral. Under the Agreement, the Company paid $32,000 to resolve the priority issue, and the payment increased the value of the orbital slots included in intangible assets.

6. Disposal of Investment in Galaxy

From February 2003 to September 2004, Intelsat owned indirectly through subsidiaries 51% of Galaxy Satellite TV Holdings Limited (“Galaxy”), which provided teleport services and was developing a pay television service in Hong Kong. In September 2004, Intelsat entered into an agreement to dispose of its investment in Galaxy Holdings, effective December 2004. During 2004, the Company recorded a non-cash impairment charge of $21,501 related to its disposal of Galaxy, and the 2003 and 2004 periods reflect Galaxy as a discontinued operation. Intelsat provided in-kind contribution of satellite capacity to Galaxy through March 31, 2005.

7. Receivables

Receivables were comprised of the following:

	Predecessor Entity	Successor Entity
	As of December 31, 2004	As of December 31, 2005
Service charges:
Unbilled	$75,212	$66,079
Billed	177,082	155,778
Other	11,343	7,937
Allowance for doubtful accounts	(35,343)	(26,342)

Total	$228,294	$203,452

Unbilled satellite utilization charges represent amounts earned and accrued as receivable from customers for their usage of the Intelsat satellite system prior to the end of the period. These amounts were billed at the beginning of the following period.

The insurance receivable of $58,320 as of December 31, 2004 represents a refund from insurers in connection with the IA-8 satellite launch insurance. Due to the delay in launching the IA-8 satellite, the insurers refunded a portion of premiums previously paid. The full refund was received during the first quarter of 2005 and repaid to the insurers in the second quarter of 2005 prior to launching IA-8.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except share amounts)

8. Satellites and Other Property and Equipment

Satellites and other property and equipment, including a satellite leased under a capital lease agreement, were comprised of the following:

	Predecessor Entity	Successor Entity
	As of December 31, 2004	As of December 31, 2005
Satellites and launch vehicles	$7,055,520	$3,293,863
Information systems and ground segment	681,252	358,555
Washington, D.C. building and other	235,490	173,142

Total cost	7,972,262	3,825,560
Less: accumulated depreciation	(4,334,905)	(498,219)

Total	$3,637,357	$3,327,341

Satellites and other property and equipment as of December 31, 2004 and 2005 included construction-in-progress of $227,403 and $97,007, respectively. These amounts relate primarily to satellites under construction and related launch services. Interest costs of $17,912, $21,452, $92 and $10,861 were capitalized in 2003, 2004, the period January 1 to January 31, 2005, and the period February 1 to December 31, 2005, respectively. Our satellite under capital lease had a recorded cost of $65,794 and net book value of $29,067 and $22,486 as of December 31, 2004 and 2005, respectively.

9. Satellite Developments

On November 28, 2004, the Company’s IA-7 satellite experienced a sudden anomaly in its north electrical distribution system that resulted in the loss of control of the satellite and the interruption of customer services on the satellite. In accordance with its existing satellite anomaly contingency plan, the Company made alternative capacity available to its IA-7 satellite customers on other satellites in the Intelsat fleet and in some cases, using capacity purchased from other satellite operators. On November 30, 2004, the Company regained command and control of the IA-7 satellite, and following extensive testing, the satellite was placed back into partial service. The Company determined that the north electrical distribution system and the communications capacity associated with it were not operational, but the south electrical distribution system and associated communications capacity were operating normally. In addition, the IA-7 satellite lost redundancy in nearly all of its components and as a result, the satellite faces an increased risk of loss in the future. Following these events, 22 of the satellites 48 total transponders, all powered by the south electrical distribution system, were tested, operated normally and became available for service to Intelsat’s customers. The Company recorded a non-cash impairment charge of $84,380 during 2004 to write down the IA-7 satellite, which was not insured, to its estimated fair value following the anomaly. The estimated fair value was determined based on a cost method with the assistance of an independent third-party appraiser.

The Company temporarily delayed launch of the IA-8 satellite (acquired in connection with the Loral Transaction) pending the outcome of a failure review board investigation of the IA-7

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except share amounts)

anomaly. The failure review board determined that the IA-8 satellite did not include the same design flaw that was identified as the likely cause of the IA-7 anomaly. The IA-8 satellite was successfully launched in June 2005.

On January 14, 2005, the Company’s IS-804 satellite experienced a sudden and unexpected electrical power system anomaly that resulted in the total loss of the satellite. In accordance with its existing satellite anomaly contingency plans, the Company made alternative capacity available to its IS-804 satellite customers, both on other Intelsat satellites and on other operators’ satellites. The Company recorded a net non-cash impairment charge of $69,227 in the period January 1 to January 31, 2005 to write off the value of the IS-804 satellite, which was not insured, and related deferred performance incentive obligations.

The Company established a failure review board (“FRB”) with the manufacturer of IS-804, Lockheed Martin Corporation, to investigate the cause of the anomaly. The IS-804 satellite was a Lockheed Martin 7000 series (“LM 7000 series”) satellite, and the Company operates three other satellites in the LM 7000 series, the IS-801, IS-802 and IS-805 satellites. The FRB released its report in November 2005. The Company believes, based on the FRB’s report, that the IS-804 failure is not likely to have been caused by an IS-804 specific workmanship or hardware element, but is most likely caused by a high current event in the battery circuitry triggered by an electrostatic discharge that propogated to cause the sudden failure of the high voltage power system. Further, the Company believes that although this risk exists for its other LM 7000 series satellites, the risk to any individual satellite is low. The Company does not believe that any operational steps or adjustments to its satellite deployment plan are required to mitigate the risk.

10. Launch Vehicle Agreement and Deposit

In November 2002, Intelsat terminated its order for the IS-10-01 satellite and recorded a charge of $34,358 to write-off capitalized satellite construction costs. In connection with the termination, Intelsat agreed with a launch vehicle provider for a minimum credit of $23,150, representing a portion of payments previously made to the launch vehicle provider, to be used towards a future launch vehicle if an order was placed by July 31, 2005. The credit was subject to adjustment under certain conditions and during 2003, the launch vehicle provider notified the Company the credit increased by $3,000. Accordingly, the Company increased its deposit balance and recorded a reduction in satellite termination costs of $3,000.

Effective July 31, 2005, the agreement with the launch vehicle provider was amended to permit the Company to extend until January 31, 2009 the deadline for giving notice of the type of satellite to be launched, provided Intelsat paid the launch provider $2,000 every six months with such amounts being added to the deposit. Pursuant to the July 31, 2005 amendment, two such payments were made. On January 30, 2006, the Company amended its agreement with the launch vehicle provider to provide for the launch of a future satellite, with a launch period between October 1, 2007 and December 1, 2007, unless an earlier launch period were to become available between April 1, 2007 and September 30, 2007 under specified circumstances, in which case the Company would have the option to use such earlier launch period. In accordance with the amendment, the deposit totaling $32,350 as of December 31, 2005 will be applied to the purchase of the launch vehicle, the Company paid an additional $24,300 on March 15, 2006 and a final payment of $24,300 is due one month after the launch of the satellite.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except share amounts)

11. Investment in Affiliate

The Company has an investment of approximately 30% in WildBlue Communications, Inc. (“WildBlue”), a company offering broadband Internet access services in the continental United States via satellite. The Company accounts for its investment using the equity method of accounting. Intelsat’s share of losses of WildBlue are included in other income (expense), net in the accompanying consolidated statements of operations and were $1,084, $4,670, $402 and $11,913 in 2003, 2004, the period January 1, 2005 to January 31, 2005, and the period February 1, 2005 to December 31, 2005, respectively. The investment balance of $52,246 and $39,931 as of December 31, 2004 and 2005 is included in other assets in the accompanying consolidated balance sheets.

12. Goodwill and Other Intangible Assets

As part of the Acquisition Transactions, the Company’s intangible assets were revalued with the assistance of an independent third party. The allocation of purchase price was finalized during the fourth quarter of 2005. Prior to the Acquisition Transactions, the Company acquired intangible assets as part of other acquisitions previously made. The carrying amount and accumulated amortization of acquired intangible assets subject to amortization consisted of the following:

	Predecessor Entity	Successor Entity
	As of December 31, 2004	As of December 31, 2005
Customer relationships	$113,170	$138,188
Backlog	—	380,000
Technology	—	10,000
Business application software	638	—

Subtotal	113,808	528,188
Less: accumulated amortization	(9,196)	(34,925)

Total	$104,612	$493,263

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except share amounts)

Customer relationships have estimated lives ranging from four to twenty years. Backlog has an estimated life of 15 years, and technology has an estimated life of 8 years. The Company recorded amortization expense of $2,257, $6,939, $936, and $34,925 for the years ended December 31, 2003 and 2004, for the period January 1, 2005 to January 31, 2005 and for the period February 1, 2005 to December 31, 2005, respectively. Scheduled amortization charges for the intangible assets as of December 31, 2005 are as follows:

Successor Entity
As of December 31, 2005
2006	$37,390
2007	37,390
2008	36,582
2009	32,540
2010	32,540
2011 and thereafter	316,821

Total	$493,263

The carrying amount of acquired intangible assets not subject to amortization consisted of the following:

	Predecessor Entity	Successor Entity
	As of December 31, 2004	As of December 31, 2005
Goodwill	$130,829	$111,388
Tradename	$—	$30,000
Orbital locations	$255,002	$530,000

During the fourth quarter of each year presented, the Company completed its annual assessment of potential impairment of goodwill and other intangible assets not subject to amortization. No impairment changes were recorded in 2003, 2004 or 2005 as a result of the annual assessment for impairment.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except share amounts)

13. Long-Term Debt

The carrying amounts and estimated fair values of notes payable and long-term debt were as follows:

	Predecessor Entity		Successor Entity
	As of December 31, 2004		As of December 31, 2005
	Amount	Fair Value	Amount	Fair Value
Senior Secured Credit Facility, 5.25% interest rate as of December 31, 2005, due July 2011	$—	$—	$347,375	$350,400
Eurobond 8.125% Notes due February 2005	200,000	201,100	—	—
5.25% Senior Notes due November 2008	400,000	385,000	400,000	363,000
Unamortized discount on 5.25% Senior Notes	(79)	—	(19,038)	—
Floating Rate Senior Notes, 8.695% interest rate as of December 31, 2005, due January 2012	—	—	1,000,000	1,015,000
7.625% Senior Notes due April 2012	600,000	577,500	600,000	481,500
Unamortized discount on the 7.625% Senior Notes	(3,368)	—	(50,062)	—
8.25% Senior Notes due January 2013	—	—	875,000	875,000
6.50% Senior Notes due November 2013	700,000	626,500	700,000	521,500
Unamortized discount on the 6.5% Senior Notes	(1,958)	—	(105,957)	—
8.625% Senior Notes due January 2015	—	—	675,000	681,800
9.25% aggregate principal at maturity of $478,700 Senior Notes due February 2015	—	—	330,824	311,200
7% Note payable to Lockheed Martin Corporation, $5,000 due annually from 2007 to 2011	20,000	20,000	20,000	20,000
Capital lease obligations	33,540	33,540	27,971	27,971

Total long-term debt	$1,948,135	$1,843,640	$4,801,113	$4,647,371

Less:
Current portion of capital lease obligations	5,569		7,597
Current portion of long-term debt	200,000		3,500

Total current portion	205,569		11,097

Total long-term debt, excluding current portion	$1,742,566		$4,790,016

As part of the Acquisition Transactions, Intelsat’s pre-acquisition long-term debt was revalued based on quoted market prices, resulting in a net decrease of $193,412. These discounts will be amortized over the remaining term of the notes. In connection with the Acquisition Transactions, the previous $800,000 credit facility was replaced with a $650,000 Senior Secured Credit Facility, consisting of a $350,000 term loan facility maturing in July 2011 and a $300,000 revolving loan facility maturing in January 2011. The interest rate on the term loan reset to 6.31% effective January 3, 2006. On January 28, 2005, at the close of the Acquisition Transactions, Intelsat Bermuda borrowed $150,000 under the term loan facility. On February 28, 2005, an additional $200,000 was borrowed under the term loan facility to repay $200,000 due at maturity of the Company’s Eurobond 8.125% Notes. The term loan facility requires quarterly principal repayments of $875 with the remaining unpaid balance due at the maturity of the loan. As a result of the Transfer Transactions described below, Intelsat

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except share amounts)

Sub Holdco assumed the liabilities of Intelsat Bermuda under the Senior Secured Credit Facility. No amounts were outstanding under the revolving loan facility as of December 31, 2005; however, $20,056 in letters of credit issued and outstanding under the facility and limitations under covenants contained in the credit agreement governing the Senior Secured Credit Facility (the “Credit Agreement”) reduced borrowing availability under the revolving loan facility to $178,000. Intelsat Sub Holdco pays commitment fees of 0.375% per annum on the unused portion of the revolving loan facility. The Senior Secured Credit Facility is secured by a substantial portion of the Company’s assets. In addition, the Credit Agreement contains financial and operating covenants that, among other things, require Intelsat Sub Holdco to maintain financial coverage ratios, limit Intelsat Sub Holdco’s ability to pledge assets as security for additional borrowings and limit Intelsat Sub Holdco’s ability to pay dividends on its ordinary shares. On March 30, 2006, Intelsat and Intelsat Sub Holdco entered into a waiver to the Credit Agreement with the lenders under the Senior Secured Credit Facility to provide for a thirty day extension from March 30, 2006 to deliver financial statements and related documents required to be delivered to the lenders for the year ending December 31, 2005.

Also in connection with the Acquisition Transactions, Intelsat Bermuda issued $1,000,000 of floating rate senior notes due 2012 (8.695% interest rate at December 31, 2005 and 9.614% as of January 15, 2006), $875,000 of 8.25% senior notes due 2013 and $675,000 of 8.625% senior notes due 2015 (the “Acquisition Finance Notes”). The net proceeds from the borrowings under the Senior Secured Credit Facility and the Acquisition Finance Notes, together with the Equity Contribution and cash on hand, were used to consummate the Acquisition Transactions described in Note 3 and to pay related fees and expenses.

On February 11, 2005, Intelsat and Finance Co. issued $478,700 in aggregate principal amount at maturity of 9.25% Senior Discount Notes due 2015 (the “Senior Discount Notes”), yielding $305,348 in proceeds at issuance. On March 3, 2005, Intelsat Bermuda transferred substantially all of its assets to a newly formed wholly owned subsidiary, Intelsat Sub Holdco. Intelsat Sub Holdco assumed substantially all of the then-existing liabilities of Intelsat Bermuda, and Intelsat Bermuda became a guarantor of the obligations under the Acquisition Finance Notes and the Senior Secured Credit Facilities. Finance Co. was then amalgamated with Intelsat Bermuda. The proceeds of the offering of the Senior Discount Notes were then distributed by Intelsat Bermuda to its parent, Intelsat, and by Intelsat to Intelsat Holdings. Intelsat Holdings used those funds to repurchase a portion of the outstanding preferred shares of Intelsat Holdings. These transactions are referred to collectively as the Transfer Transactions.

The registration rights agreement governing the Acquisition Finance Notes required Intelsat Sub Holdco to file a registration statement under the Securities Act of 1933 offering to exchange the original Acquisition Finance Notes for registered notes and to complete the exchange offer by January 23, 2006. Since Intelsat Sub Holdco did not complete the exchange offer by such date, additional interest of 0.25% per annum accrued on the Acquisition Finance Notes beginning January 23, 2006. The Company completed the exchange offer on March 13, 2006, at which time additional interest on the Acquisition Finance Notes ceased accruing.

The registration rights agreement governing the Senior Discount Notes requires Intelsat Bermuda to file a registration statement under the Securities Act of 1933 offering to exchange the original Senior Discount Notes for registered notes and to complete the exchange offer by February 27, 2006. Since Intelsat Bermuda did not complete the exchange offer by such date,

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except share amounts)

additional interest of 0.25% per annum is accruing on the Senior Discount Notes beginning February 27, 2006 for up to 90 days, and the interest rate will increase by an additional 0.25% per annum for each subsequent 90-day period that such additional interest continues to accrue (not to exceed 1.0% per annum) until the exchange offer for the Senior Discount Notes is completed.

Required principal repayments of long-term debt, excluding payments on capital lease obligations, over the next five years and thereafter as of December 31, 2005 are as follows:

Year	Amount
2006	$3,500
2007	9,375
2008	408,500
2009	8,500
2010	8,500
2011 and thereafter	4,509,824

Total	$4,948,199

Except as described below, the fair values were based on publicly quoted prices. The fair value of the note payable to Lockheed Martin Corporation is assumed to equal the book value of the note, since payment of up to $15,000 of the $20,000 note balance is contingent upon the non-occurrence of certain events that are outside the control of the Company, such as certain governmental actions relating to a facility acquired in connection with the COMSAT World Systems transaction. Because of the contingency, the Company does not believe it is practicable to determine the fair value of the note. The Company believes the carrying values of the capital leases approximate their fair value.

14. Retirement Plans and Other Retiree Benefits

(a) Pension and other post-retirement benefits

Intelsat maintains a noncontributory defined benefit retirement plan covering substantially all employees hired prior to July 19, 2001. The cost of providing benefits to eligible participants under the defined benefit retirement plan is calculated by an actuary using the plan’s benefit formulas, which take into account the participants’ remuneration, dates of hire, years of eligible service, and certain actuarial assumptions. Effective January 1, 2006, certain cost-of-living adjustments and surviving spouse benefits that are attributable to pre-2002 accrued benefits, as defined, are limited to compensation earned through December 31, 2005; benefits accrued after December 31, 2005 will not be taken into account in determining a surviving child’s death benefit (as defined in the plan), and transfers into the plan from Intelsat’s Supplement Retirement Income Plan will be subject to certain limitations. Intelsat has historically funded the defined benefit retirement plan based on actuarial advice using the projected unit credit cost method. Concurrent with Intelsat’s privatization in 2001, the defined benefit retirement plan became subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended. Intelsat expects that its future contributions to the defined benefit retirement plan will be based on the minimum funding requirements of the Internal Revenue Code and on the plan’s funded status. Based on these criteria, the Company was not required to make additional contributions in 2005 to the defined benefit retirement plan, and it does not currently expect that it will be required to make any such contributions during 2006.

INTELSAT, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except share amounts)

In addition, as part of its overall medical plan, Intelsat provides post-retirement medical benefits to certain current retirees, as well as to employees hired prior to January 1, 2004 who meet certain criteria. The program to provide these post-retirement medical benefits is unfunded, and the cost of this program is calculated by an actuary based on the level of benefits provided, years of service and certain other factors. Effective January 1, 2006, the Company amended its post-retirement medical benefits program to provide retiree medical benefits only to employees who remain continuously employed by the Company until retirement, who are enrolled in the Company’s medical plan at retirement, and who meet all of the following requirements as of December 31, 2005: they are at least age 45, have completed at least five years of service, and have age plus years of service greater than or equal to 60.

Expenses for the Company’s defined benefit pension plan and for post-retirement medical benefits that are provided under the Company’s medical plan are developed from actuarial valuations. The following summarizes the projected benefit obligations, plan assets and funded status of the defined benefit pension plan, as well as the projected benefit obligations of the post-retirement medical benefits provided by the Company under its medical plan, each as of December 31, 2004 and 2005 based on valuation dates of September 30, 2004 and 2005.

	Predecessor Entity		Successor Entity
	2004	2004	2005	2005
	Pension Benefits	Other Post- retirement Benefits	Pension Benefits	Other Post- retirement Benefits
Change in benefit obligation
Benefit obligation, October 1	$308,127	$80,538	$331,307	$72,272
Service cost	5,942	4,179	4,705	3,753
Interest cost	18,078	4,009	18,685	4,073
Benefits paid	(19,891)	(2,675)	(33,437)	(2,717)
Plan amendments	—	(4,411)	—	—
Curtailment	1,356	(521)	—	—
Actuarial (gain)/loss	17,695	(8,847)	33,521	8,305

Benefit obligation, September 30	$331,307	$72,272	$354,781	$85,686

Change in plan assets
Plan assets at fair value October 1,	$279,034	$—	$297,740	$—
Actual return on plan assets	38,147	—	42,004	—
Benefits paid	(19,441)	—	(32,957)	—

Plan assets at fair value September 30,	$297,740	$—	$306,787	$—

Funded status of the plans
Funded status of the plans	$(33,567)	$(72,272)	$(47,994)	$(85,686)
Unrecognized net (gain)/loss	57,241	(1,238)	19,100	7,593
Unrecognized prior service cost	948	(4,839)	—	—
Unrecognized transition obligation	285	—	—	—
Fourth-quarter contributions to the plans	129	1,004	123	349
Amount included in other comprehensive income	(2,164)	—	—	—

Accrued benefits costs, December 31,	$22,872	$(77,345)	$(28,771)	$(77,744)

Discount rate	5.75%	5.75%	5.5%	5.5%
Expected rate of return on plan assets	9.0%	—	9.0%	—
Rate of compensation increase	3.5%	—	3.5%	—

INTELSAT, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except share amounts)

Interest rates used in these valuations are key assumptions, including discount rates used in determining the present value of future benefit payments and expected return on plan assets, which are reviewed and updated on an annual basis. The Company considers current market conditions, including changes in interest rates, in making assumptions. In establishing the expected return on assets assumption, the Company reviews the asset allocations considering plan maturity and develops return assumptions based on different asset classes. The return assumptions are established after reviewing historical returns of broader market indexes, as well as historical performance of the investments in the plan. The Company’s pension plan assets are managed in accordance with an investment policy adopted by the pension committee. The investment policy currently includes target allocation percentages of 65% for investments in equity securities and 35% for investments in fixed income securities. There are restrictions on investment managers to prevent the concentration of investments in the securities of any one company or industry, the purchase of tax-exempt securities, direct investments in commodities and short sales and to impose other restrictions.

Plan assets include investments in equity and bond funds, U.S. government securities and liquid reserve funds. The weighted-average asset allocation of our pension plan assets at September 30 were:

	Predecessor Entity	Successor Entity
	2004	2005
Asset Category
Equity securities	66%	66%
Debt securities	34%	34%

Total	100%	100%

The discount rate for pension costs was 6.75% for 2003, 6.0% for 2004, and 5.75% for the periods January 1, 2005 to January 31, 2005 and February 1, 2005 to December 31, 2005. Net periodic pension benefits costs include the following components for 2003, 2004, the period January 31 to January 31, 2005, and the period February 1 to December 31, 2005:

	Predecessor Entity			Successor Entity
	2003	2004	January 1 to January 31, 2005	February 1, to December 31, 2005
Service cost	$5,765	$5,942	$373	$4,332
Interest cost	19,030	18,078	1,583	17,102
Expected return on plan assets	(22,054)	(23,811)	(1,823)	(23,428)
Amortization of unrecognized transition asset	41	41	3	—
Amortization of unrecognized prior service cost	49	46	3	—
Amortization of unrecognized net loss	595	2,946	424	—

Net periodic cost	$3,426	$3,242	$563	$(1,994)

INTELSAT, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except share amounts)

Net periodic other post-retirement benefit costs include the following components for 2003, 2004, the period January 31 to January 31, 2005, and the period February 1 to December 31, 2005:

	Predecessor Entity			Successor Entity
	2003	2004	January 1 to January 31, 2005	February 1, to December 31, 2005
Service cost	$5,177	$4,179	$313	$3,440
Interest cost	3,780	4,009	338	3,736
Amortization of unrecognized prior service cost	—	(877)	(89)	—
Amortization of unrecognized net gain	(809)	—	—	—

Total costs	$8,148	$7,311	$562	$7,176

Depending upon actual future health care claims experience, Intelsat’s actual costs may vary significantly from those projected above. As of September 30, 2004 and 2005, the assumed health care cost trend rate was a cost trend rate of 10%. This rate was assumed to decrease gradually to 5% by the year 2015 and to remain at that level of annual increase thereafter. Increasing the assumed health care cost trend rate by 1% each year would increase the other post-retirement benefits obligation as of September 30, 2005 by $8,638. Decreasing this trend rate by 1% each year would reduce the other post-retirement benefits obligation as of September 30, 2005 by $7,592. A 1% increase or decrease in the assumed health care cost trend rate would have increased or decreased the net periodic other post-retirement benefits cost for 2005 by $700 and $633, respectively. The benefits expected to be paid in each of the next five years and in the aggregate for the five years thereafter are as follows:

	Pension Benefits	Other Post- retirement Benefits
2006	$23,074	$3,956
2007	23,074	4,055
2008	23,897	4,388
2009	25,694	4,715
2010	30,776	5,139
2011 to 2015	198,173	32,922

Total	$324,688	$55,175

(b) Other retirement plans

Intelsat maintains two defined contribution retirement plans for employees in the United States, one for employees who were hired before July 19, 2001 and another plan for employees hired on or after July 19, 2001. The Company recognized compensation expense of $2,666, $3,042 and $2,808 during 2003, 2004 and 2005 related to these defined contribution retirement plans. Intelsat also maintains an unfunded deferred compensation plan for executives; however, benefit accruals under the plan were discontinued during 2001. The accrued liability for the

INTELSAT, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except share amounts)

deferred compensation plan for executives was $1,544 and $1,572 as of December 31, 2004 and 2005, respectively. Intelsat maintains other defined contribution retirement plans in several non-U.S. jurisdictions.

15. Shareholders’ Equity (Deficit)

As of December 31, 2004, the predecessor entity had ordinary and preference shares authorized consisting of the following: ordinary shares $3.00 par value, 216,666,666 2/3 shares authorized, 160,382,120 shares issued and outstanding, and 6,284,635 shares purchased by a subsidiary; and preference shares, $3.00 par value, 2,500,000 shares authorized, no shares issued or outstanding. At consummation of the Acquisition Transactions, all ordinary and preference shares of the predecessor entity were cancelled. The successor entity had a capital structure consisting of 12,000 authorized ordinary shares with a $1.00 par value. All 12,000 shares were issued effective January 28, 2005 and remained outstanding as December 31, 2005. Paid-in capital recorded upon the Acquisition Transactions represents amounts in excess of par value contributed to the Company during the Acquisition Transactions.

16. Employee Stock Plans

Prior to the consummation of the Acquisition Transactions, the Company had two stock-based employee compensation plans, the 2001 Share Option Plan (the “2001 Plan”) and the 2004 Share Incentive Plan (the “2004 Plan”). The Plans provided for the granting of stock options, stock appreciation rights, performance awards, restricted stock awards and other stock unit awards to eligible employees and directors. Options granted under both plans had an exercise price equal to the estimated fair value of the underlying ordinary shares on the date of grant and options awarded generally vested over 3 years following the date of grant. As of December 31, 2004, 594,269 restricted shares and 128,381 restricted share units had been awarded under the 2004 Plan.

INTELSAT, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except share amounts)

At the closing of the Acquisition Transactions, all outstanding awards under the 2001 Plan vested, in the money awards were cashed out, and all other awards were cancelled. All outstanding awards made under the 2004 Plan were canceled as part of the Acquisition Transactions, and unvested awards were converted into deferred compensation accounts. The opening balance for each deferred compensation account was the excess of $18.75 over the exercise price of the relevant award made under the 2004 Plan. Generally, deferred compensation plus interest is payable to employees in accordance with vesting schedules in the original 2004 Plan awards, and unvested amounts will be forfeited upon employee termination. Approximately $15,200 was paid from the deferred compensation accounts as part of the Acquisition Transactions, and $7,200 was paid from the deferred compensation accounts for the successor period ended December 31, 2005. As of December 31, 2005, up to $14,193 in deferred compensation remains payable, with vesting through June 2007. The Company records compensation expense over the remaining vesting period following the conversion to deferred compensation, and $7,498 was expensed for the successor period ended December 31, 2005. A summary of the share option activity for the predecessor entity is presented below:

	Share Options Outstanding	Weighted-Average Exercise Price
Outstanding at January 1, 2003	2,907,345	$18.80
Granted	397,564	14.90
Cancelled	(76,523)	18.76

Outstanding at December 31, 2003	3,228,386	18.32
Granted	3,542,268	13.00
Cancelled	(377,951)	18.71

Outstanding at December 31, 2004	6,392,703	15.35
Cancelled upon closing Acquisition Transactions	(6,392,703)	13.00 to 18.80

Outstanding at December 31, 2005	—	—

The weighted-average fair value of the options granted during 2003 and 2004 was $2.78 and $2.58 at the respective grant dates. No options were granted during the period from January 1 to January 31, 2005 or the period February 1 to December 31, 2005. The fair value of each option was estimated on the grant date using the Black-Scholes option-pricing model, the minimum value method for expected volatility, and the following other assumptions for grants made in the respective years:

	2003	2004
Risk-free interest rate	4.2%	4.47%
Expected term	5 years	5 years
Dividend yield	—	—

The Board of Directors of Intelsat Holdings adopted the Intelsat Holdings, Ltd. 2005 Share Incentive Plan (the “2005 Share Plan”) on May 4, 2005, pursuant to which up to 1,124,296 ordinary shares were reserved for grant to employees and directors of Intelsat Holdings and its direct and indirect subsidiaries. The Plan permits granting of awards in the form of incentive share options, nonqualified share options, restricted shares, restricted share units, share appreciation rights, phantom shares and performance awards. Restricted shares totaling

INTELSAT, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except share amounts)

928,978 awarded under the 2005 Share Plan were outstanding as of December 31, 2005. Of these shares, 725,282 shares were awarded under employment agreements to various executive officers of the Company. These shares are subject to transfer, vesting and other restrictions as set forth in the applicable employment agreements. A portion of these restricted shares generally vest over sixty months, subject to the executive’s continued employment with the Company. The vesting of certain of the shares awarded is also subject to the meeting of certain performance criteria similar in nature to the performance criteria described below. Lastly, a portion of these restricted shares are subject to immediate vesting under certain circumstances.

All of the remaining 203,696 restricted shares outstanding at December 31, 2005 had been granted to employees of Intelsat Holdings and its subsidiaries effective as of January 28, 2005 pursuant to restricted share agreements. These restricted share agreements include transfer and other restrictions, and provide for vesting principally as follows: 50% of the shares awarded are time vesting shares, with 7/60 of the time vesting shares vesting on August 1, 2005 and the remainder of the time vesting shares vesting in fifty-three equal monthly installments of 1/60 of the shares per month beginning September 1, 2005; and the remaining 50% of such restricted shares awarded are performance shares that vest if and when prior to the eighth anniversary of January 28, 2005 the Investors have received a cumulative total return between 2.5 to 3 times the amounts invested by the Investors. Outstanding performance shares not vested by the eighth anniversary of their award shall be forfeited. Recipients of awards who terminate employment with Intelsat Holdings or its subsidiaries will forfeit unvested shares awarded, except that performance shares will remain outstanding for 180 days and will vest if performance vesting criteria are met within 180 days following termination without cause. Intelsat Holdings may repurchase vested shares following termination of employment of recipients of awards at fair market value (as defined in the 2005 Share Plan). Further details of vesting and other restrictions are set forth in the restricted share agreements themselves. The restricted shares awarded during 2005 had a fair value of $2.15 per share.

Except for the performance shares described above, the Company recognizes compensation expense for the share awards over the vesting period based on the fair market value of the shares at the award date. Compensation expense for the time vesting shares for the period February 1 to December 31, 2005 was approximately $183. The Company did not recognize any compensation expense for performance shares during the period February 1 to December 31, 2005 since there were no shares that met the vesting requirements.

17. Income Taxes

The provision for income taxes from continuing operations consisted of the following:

	Predecessor Entity			Successor Entity
	2003	2004	January 1, 2005 to January 31, 2005	February 1, 2005 to December 31, 2005
Current	$8,088	$5,947	$3,815	$28,621
Deferred	18,041	12,700	585	(5,849)

Total provision for income taxes	$26,129	$18,647	$4,400	$22,772

INTELSAT, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except share amounts)

Because Bermuda does not currently impose an income tax, Intelsat’s statutory tax rate is zero. The difference between tax expense reported in the accompanying consolidated statements of operations and tax computed at statutory rates is attributable to the provision for foreign taxes, which were principally U.S. and U.K. taxes. The components of the net deferred tax asset were as follows:

	Predecessor Entity	Successor Entity
	As of December 31, 2004	As of December 31, 2005
Deferred tax assets:
Accrued liabilities	$2,920	$4,569
Bad debt reserve	9,098	6,169
Amortizable and non-amortizable intangible assets	—	6,425
Accrued retirement benefits	21,582	42,077
Net operating loss carryforward	1,081	407
Alternative minimum tax credit carryforward	745	—

Total deferred tax assets	35,426	59,647

Deferred tax liabilities:
Satellites and other property and equipment	(30,617)	(54,514)
Amortizable and non-amortizable intangible assets	(2,340)	—
Accrued liabilities	(245)	—
Unrealized gain on available-for-sale securities	(983)	(111)
Other	—	(997)

Total deferred tax liabilities	(34,185)	(55,622)

Total net deferred tax assets	$1,241	$4,025

Current deferred tax assets and liabilities net to a current deferred tax asset of $12,854 and $10,751 as of December 31, 2004 and 2005, respectively. Non-current deferred tax assets and liabilities net to a non-current deferred tax liability of $11,613 as of December 31, 2004. Non-current deferred tax assets were $6,844, and non-current deferred tax liabilities were $13,570 as of December 31, 2005. Non-current deferred tax assets are included in other assets and non-current deferred tax liabilities are included in other long-term liabilities as of December 31, 2005.

As of December 31, 2005, the Company had not provided a valuation allowance against any deferred tax assets. The Company believes it will fully utilize its deferred tax assets against reversing future taxable temporary differences and against the future taxable income earned by its subsidiaries in taxable jurisdictions. Under the Company’s operating structure, the operating margins of its subsidiaries in taxable jurisdictions, principally the U.S. and the U.K., are controlled by various intercompany agreements which provide these subsidiaries with predictable operating profits. As of December 31, 2005, the Company had a U.S. state tax loss carryforward of $12,484 which will expire in 2026.

The U.S. federal income tax returns of Intelsat Global Service Corporation, an indirect subsidiary of the Company, for the period July 19, 2001 to December 31, 2001 and the tax years

INTELSAT, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except share amounts)

ended December 31, 2002 and 2003 are currently under examination by the Internal Revenue Service. The income tax return for Intelsat Global Sales & Marketing Ltd., a U.K. indirect subsidiary of the Company, for the years ended December 31, 2001, 2002 and 2003 is currently under examination by U.K. tax authorities. As a result of the Company’s operating structure, the Company and its affiliates have entered into various intercompany agreements which have been, at least in part, the focus of the tax authorities in both the U.S. and the U.K. While the ultimate outcome of such examinations cannot be predicted, the company provides for such contingencies as part of its yearly tax provision.

The Indian tax authorities have recently issued a tax assessment to the Company which asserts a higher tax rate than the rate which the Company’s customers in India have been withholding with respect to sales to India-based customers. The Company has appealed this assessment with the Indian tax authorities. While the outcome of this appeal cannot be predicted with certainty, the Company believes that its probability of ultimately prevailing with respect to this issue does not warrant accruing any additional tax, although the appeals process may take up to 15 years. Accordingly, no provision has been recognized for the additional tax assessment asserted by the Indian tax authorities in the Company’s financial statements.

18. Contractual Commitments

In the further development and operation of Intelsat’s commercial global communications satellite system, significant additional expenditures are anticipated. The portion of these additional expenditures represented by contractual commitments as of December 31, 2005 and the expected year of payment are as follows:

	Capital leases	Satellite performance incentives and other capital	Operating leases	Total
2006	$7,597	$73,135	$16,382	$97,114
2007	9,200	40,198	5,810	55,208
2008	9,200	71,703	3,673	84,576
2009	5,479	45,469	2,592	53,540
2010	—	5,372	1,852	7,224
2011 and thereafter	—	22,156	18,127	40,283

	31,476	258,033	48,436	337,945
Less: amount representing interest	(3,505)	(12,877)	—	(16,382)

Total net commitments	$27,971	$245,156	$48,436	$321,563

Due to the nature of its business, Intelsat has large contracts for satellite construction and launch services and pays significant amounts to a limited number of suppliers for assets and services scheduled for future delivery. Intelsat leases space in its Washington, D.C. building to various tenants. As of December 31, 2005, the minimum rental income anticipated with respect to these leases is approximately $15,595, of which $9,081 is expected to be received during the next five years. Rental income is included in other income in the accompanying consolidated statements of operations.

INTELSAT, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except share amounts)

19. Contingencies

(a) Insurance

As of December 31, 2005, Intelsat did not have in-orbit insurance coverage for its satellites. The in-orbit satellites had a net book value in aggregate of $2,768,879 as of December 31, 2005.

(b) Litigation and claims

The Company is subject to litigation in the normal course of business, but management does not believe that the resolution of any pending proceedings would have a material adverse effect on the Company’s financial position or results of operations.

Two putative class action complaints that were filed against Intelsat, Ltd. and Intelsat Global Service Corporation in 2004 in the U.S. District Court for the District of Columbia by certain named plaintiffs who are Intelsat retirees, spouses of retirees or surviving spouses of deceased retirees, were consolidated into a single case. The complaint, which has been amended several times, arose out of a resolution adopted by the governing body of the IGO prior to privatization regarding medical benefits for retirees and their dependents. The plaintiffs allege that Intelsat wrongfully modified health plan terms to deny coverage to surviving spouses and dependents of deceased Intelsat retirees, thereby breaching the fiduciary duty obligations of the U.S. Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and the “contract” represented by the IGO resolution. In addition, the plaintiffs allege fraudulent misrepresentation and promissory estoppel. They seek a declaratory ruling that putative class members would be entitled to unchanged health plan benefits in perpetuity, injunctive relief prohibiting any changes to these benefits, a judgment in the amount of $112,500, compensatory and punitive damages in the amount of $1,000,000, and attorneys’ fees and costs. The court has granted the Company’s motion to dismiss most of the fraud claims, although in subsequent amendments plaintiffs have restated them. The court authorized very limited discovery, which is underway, and the Company filed a motion for summary judgment on January 31, 2006. The plaintiffs’ response was filed on February 27, 2006, and the Company filed its reply on March 21, 2006. The plaintiffs also filed a motion for partial summary judgment motion on March 23, 2006, seeking a ruling that Intelsat may not rely as a defense upon the immunity of its predecessor IGO, and the Company filed its opposition on April 11, 2006.

It is the Company’s position that the IGO resolution does not create obligations that are enforceable against Intelsat, Ltd. or Intelsat Global Service Corporation. The Company intends to continue to defend vigorously against all allegations made in the amended and consolidated complaint.

(c) MFC and LCO protections

Most of the customer service commitments entered into prior to the privatization were transferred to Intelsat pursuant to novation agreements. These agreements contain provisions, including provisions for most favored customer (“MFC”) and lifeline connectivity obligation (“LCO”) protections, which constrain Intelsat’s ability to price services in some circumstances. MFC protection, which continues until July 18, 2006, entitles eligible customers to the lowest rate Intelsat charges after July 18, 2001 for satellite capacity having substantially the same

INTELSAT, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except share amounts)

technical and commercial terms, subject to limited exceptions. Intelsat management does not believe that the MFC terms significantly restrict the Company’s ability to price services competitively. Intelsat’s LCO contracts require the Company to provide customers with the right to renew their service commitments covered by LCO contracts at prices no higher than the prices charged for those services on the privatization date. Under some circumstances, Intelsat may also be required by an LCO contract to reduce the price for a service commitment covered by the contract. LCO protection may continue until July 18, 2013. As of December 31, 2005, Intelsat has not been required to reduce prices for its LCO-protected service commitments. However, there can be no assurances that Intelsat will not be required to reduce prices in the future under its MFC and LCO commitments.

(d) ORBIT Act

On April 15, 2005, the FCC issued an order in which it found that Intelsat had substantially diluted the ownership interests of the former Signatories and, thus, was in compliance with all of the privatization requirements of the Open-Market Reorganization for the Betterment of International Telecommunications Act (the “ORBIT Act”). As such, Intelsat’s FCC licenses no longer contain any ORBIT Act-related restrictions on Intelsat’s ability to provide services to, from, or within the United States. On July 12, 2005, the ORBIT Act was amended to, among other things, remove the prohibition on Intelsat’s ability to reaffiliate with another fixed satellite services operator, New Skies Satellites.

20. Business Segment and Geographic Information

Intelsat operates in a single industry segment, in which it provides satellite services to its communications customers around the world. Subsequent to the Acquisition Transactions on January 28, 2005, Intelsat does not provide significant services to its shareholders.

Revenue by region is based on the locations of customers to which services are billed. Intelsat’s satellites are in geosynchronous orbit, and consequently are not attributable to any geographic location. Of Intelsat’s remaining assets, substantially all are located in the United States. The increase in North America distribution is primarily attributable to our COMSAT General acquisition in 2004 and our IA-8 satellite being placed into service in July 2005.

The geographic distribution of Intelsat’s revenue was as follows:

	Predecessor Entity			Successor Entity
	2003	2004	January 1 to January 31, 2005	February 1 to December 31, 2005
North America	26%	35%	44%	42%
Europe	25%	22%	19%	20%
Africa and Middle East	20%	20%	19%	19%
Asia Pacific	16%	12%	9%	10%
Latin America and Caribbean	13%	11%	9%	9%

Approximately 5%, 4%, and 4% of Intelsat’s revenue was derived from its largest customer in 2003, 2004, and 2005, respectively. No other single customer accounted for more than 5% of

INTELSAT, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except share amounts)

revenue in any of those years. The ten largest customers accounted for approximately 35% of Intelsat’s revenue in 2003, approximately 28% of Intelsat’s revenue in 2004, and approximately 22% of Intelsat’s revenue in 2005. For the years ended December 31, 2003 and 2004, the period January 1 to January 31, 2005, and the period February 1 to December 31, 2005, revenues were derived from the following services:

	Predecessor Entity			Successor Entity
	2003	2004	January 1 to January 31, 2005	February 1 to December 31, 2005
Lease	$600,446	$690,598	$63,727	$695,658
Channel	306,041	264,616	22,261	200,993
Managed solutions	35,196	75,556	7,303	103,583
Mobile satellite services and other	4,435	13,136	4,626	73,332

Total	$946,118	$1,043,906	$97,917	$1,073,566

21. Related Party Transactions

(a) Shareholders agreement

The shareholders of Intelsat Holdings, including recipients of restricted stock awards of Intelsat Holdings, entered into a shareholders agreement relating to Intelsat Holdings on January 28, 2005. The shareholders agreement and the bye-laws of Intelsat Holdings provide, among other things, for the governance of Intelsat Holdings and its subsidiaries and provide specific rights to and limitations upon the holders of Intelsat Holdings’ share capital with respect to shares held by such holders.

(b) Monitoring fee agreement and transaction fee

In connection with the closing of the Acquisition Transactions, Intelsat Bermuda entered into a monitoring fee agreement (“MFA”) with Intelsat Holdings and the Sponsors, or affiliates of, or entities advised by, designated by or associated with, the Sponsors as the case may be (collectively, the “MFA parties”), pursuant to which the MFA parties provide certain monitoring, advisory and consulting services to Intelsat. Pursuant to the MFA, Intelsat Sub Holdco is obligated to pay an annual fee equal to the greater of $6,250 and 1.25% of adjusted EBITDA (as defined in the indenture governing the Acquisition Finance Notes), and to reimburse the MFA parties for their out-of-pocket expenses. Intelsat Sub Holdco has also agreed to indemnify the MFA parties and their directors, officers, employees, agents and representatives for losses relating to the services contemplated by the MFA and the engagement of the MFA parties pursuant to, and the performance by them of the services contemplated by, the MFA. To the extent permitted by the agreements and indentures governing indebtedness of Intelsat Sub Holdco and its subsidiaries, on a change of control or qualified initial public offering, the Sponsors may at their option receive a lump sum payment equal to the then present value of all then current and future monitoring fees payable, assuming a termination date of January 28, 2017. Intelsat recorded expense for services associated with these fees of $9,501 during the period January 1 to January 31, 2005 and $12,000 during the period February 1 to December 31, 2005.

INTELSAT, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except share amounts)

As payment for certain structuring and advisory services rendered, Intelsat paid an aggregate transaction and advisory fee of $50,000 to the MFA parties upon the closing of the Acquisition Transactions. On May 13, 2005, the MFA parties waived a portion of the annual fee they were entitled to receive under the MFA with respect to fiscal 2004.

(c) Ownership by management

As part of the Acquisition Transactions, certain members of management purchased preferred and common equity of Intelsat Holdings and were granted restricted common equity of Intelsat Holdings.

(d) Sponsor investment

In April 2005, SkyTerra Communications, Inc. (“SkyTerra”), an affiliate of Apollo, one of the Sponsors, indirectly acquired 50% of the Class A units of Hughes Network Systems, LLC (“HNS”), one of the Company’s corporate network services customers. On December 31, 2005, Hughes Communications, Inc. (“Hughes Communications”) acquired these Class A units pursuant to a separation agreement under which SkyTerra contributed to Hughes Communications certain of SkyTerra’s assets and liabilities, including the 50% Class A membership interest in HNS owned at that time by SkyTerra. On January 1, 2006, Hughes Communications acquired the remaining 50% of HNS Class A membership interests. On February 21, 2006, SkyTerra and Hughes Communications separated into two publicly owned companies when SkyTerra, which then owned all of the outstanding shares of Hughes Communications common stock, distributed those shares to each holder of SkyTerra’s common, non-voting common and preferred stock and its Series 1-A and 2-A warrants. As a result of the distribution, Apollo, the controlling stockholder of SkyTerra, became the controlling stockholder of Hughes Communications.

(e) Dividends

On February 11, 2005, Intelsat and Finance Co. issued the Senior Discount Notes, which yielded $305,348 in proceeds. These proceeds, plus other cash on hand, were distributed by Intelsat Bermuda to its parent, Intelsat, and by Intelsat to Intelsat Holdings, for a total distribution of $305,889. Intelsat Holdings used those funds to repurchase a portion of the outstanding preferred shares of Intelsat Holdings, some of which were held by certain members of Intelsat management.

On November 4, 2005, Intelsat Sub Holdco paid a dividend of approximately $198,800 to its parent Intelsat Bermuda, which in turn paid a dividend of that same amount to its parent, Intelsat, which in turn paid a dividend of that same amount to its parent, Intelsat Holdings. On November 4, 2005, Intelsat Holdings used these funds to repurchase all of the outstanding preferred shares of Intelsat Holdings, some of which were held by certain members of Intelsat management. The dividend paid by Intelsat Sub Holdco was funded with cash generated from the operating activities of its subsidiaries.

(f) FTI engagement contract

The Company has an engagement contract with FTI Palladium Partners, a division of FTI Consulting, Inc., a corporate finance consulting firm, pursuant to which it provides interim management services. During 2005, the Company recorded $2,576 of expenses for services provided by FTI Palladium Partners.

INTELSAT, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except share amounts)

(g) Shareholder collateral and other deposits

Until the consummation of the Acquisition Transactions on January 28, 2005, certain of Intelsat’s shareholders and their affiliates were related parties of Intelsat. Following the Acquisition Transactions, they no longer are related parties. Included in accounts payable and accrued liabilities in the accompanying 2004 consolidated balance sheet are collateral and other deposits held from customers that were also shareholders of Intelsat, Ltd. prior to the Acquisition Transactions in the amount of $14,204 at December 31, 2004.

22. Quarterly Results of Operations (unaudited)

The summary financial information below includes the predecessor entity for periods prior to the Acquisition Transactions and the successor entity for periods following the Acquisition Transactions.

	Quarter ended
	March 31	June 30	September 30	December 31
2004 (Predecessor Entity)
Revenue	$233,913	$260,377	$266,247	$283,369
Operating income (loss)	63,085	64,589	64,610	(27,134)
Income (loss) form continuing operations	20,607	24,667	10,714	(50,738)
Loss from discontinued operations	(3,852)	(6,163)	(27,794)	(6,120)
Net income (loss)	16,755	18,504	(17,080)	(56,858)

	Predecessor Entity	Successor Entity
	For the period January 1 to January 31	For the period February 1 to March 31	Quarter Ended June 30	Quarter Ended September 30	Quarter Ended December 31
2005
Revenue	$97,917	$195,257	$289,824	$293,599	$294,886
Operating income (loss)	(93,139)	28,986	50,899	51,037	52,549
Loss from continuing operations	(109,726)	(41,925)	(53,409)	(54,510)	(65,714)
Net loss	(109,726)	(41,925)	(53,409)	(54,510)	(65,714)

The Company’s quarterly revenues and operating income are not impacted by seasonality since customer contracts for satellite utilization are generally long-term. The decline in operating income during the quarter ended December 31, 2004 was due to the one-time charge of approximately $84,400 related to the partial failure of the IA-7 satellite. The decline in operating income during the period January 1 to January 31, 2005 was due to the one-time charge of approximately $69,200 related to the failure of the IS-804 satellite and costs incurred in connection with the Acquisition Transactions. Subsequent to the Acquisition Transactions, the Company’s net loss is related to additional interest expense associated with debt incurred in connection with the Acquisition Transactions.

23. Revised Presentation of Cash Flow of Discontinued Operations

In 2005, the company has separately disclosed the operating, investing and financing portions of the cash flows attributable to its discontinued operations, which in prior periods were reported on a combined basis as a single amount.

INTELSAT, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except share amounts)

24. Supplemental Consolidating Financial Information

In connection with the Acquisition Transactions and subsequent amalgamations, Intelsat Sub Holdco issued $2.55 billion of Acquisition Finance Notes. The Acquisition Finance Notes are fully and unconditionally guaranteed, jointly and severally, by the Company, its wholly owned direct subsidiary, Intelsat Bermuda, Intermediate Holdco and certain other wholly owned indirect subsidiaries of the Company (the Subsidiary Guarantors).

On February 11, 2005, Intelsat and Finance Co. issued $478,700 in aggregate principal amount at maturity of 9 1/4% senior discount notes due 2015 yielding approximately $305 million net proceeds at issuance. On March 3, 2005, Intelsat Bermuda transferred substantially all of its assets to Intelsat Subsidiary Holding and Intelsat Subsidiary Holding assumed substantially all of the then-existing liabilities of Intelsat Bermuda. Following these transactions, Finance Co. was amalgamated with Intelsat Bermuda, and Intelsat Bermuda became an obligor on the senior discount notes. Intelsat Bermuda is a wholly owned subsidiary of Intelsat, a co-obligor of the senior discount notes.

Separate financial statements of Intelsat Bermuda, Sub Holdco, and the Sub Holdco Guarantor Subsidiaries are not presented because management believes that such financial statements would not be material to investors.

Investments in subsidiaries in the following condensed consolidating financial information are accounted for under the equity method of accounting. Consolidating adjustments include the following:

•	Elimination of investment in subsidiaries

•	Elimination of intercompany accounts

•	Elimination of intercompany sales between guarantor and non-guarantor subsidiaries; and

•	Elimination of equity in earnings of subsidiaries.

INTELSAT, LTD. AND SUBSIDIARIES

CONSOLIDATING BALANCE SHEET

AS OF DECEMBER 31, 2005

(in thousands)

	(1)(2) Intelsat, Ltd.	(1)(2) Intelsat Bermuda	Subholdco	(3) Subholdco Guarantor Subsidiaries	Subholdco Non-Guaranter Subsidiaries	Eliminations	Consolidated
ASSETS:
Current assets:
Cash and cash equivalents	$65	$—	$341,204	$7,501	$18,801	$(7,501)	$360,070
Receivables	—	—	172,171	171,304	30,680	(170,703)	203,452
Deferred income taxes	—	—	6,334	6,334	4,418	(6,334)	10,752
Intercompany receivables	—	—	1,005,471	—	—	(1,005,471)	—

Total current assets	65	—	1,525,180	185,139	53,899	(1,190,009)	574,274
Satellites and other property and equipment, net	—	—	3,277,809	3,274,112	49,531	(3,274,111)	3,327,341
Amortizable intangible assets, net	—	—	493,263	—	—	—	493,263
Non-amortizable intangible assets, net	—	—	560,000	—	—	—	560,000
Goodwill	—	—	111,388	—	—	—	111,388
Investment in affiliate	2,187,132	2,518,357	(40,267)	(40,267)	—	(4,585,024)	39,931
Other assets	725	12,864	167,990	78,307	7,271	(78,910)	188,247

Total assets	$2,187,922	$2,531,221	$6,095,363	$3,497,291	$110,701	$(9,128,054)	$5,294,444

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Current portion of long-term debt	$—	$—	$11,097	$7,597	$—	$(7,597)	$11,097
Accounts payable and accrued liabilities	28,938	—	288,043	159,779	15,927	(159,780)	332,907
Deferred satellite performance incentives	—	—	7,418	7,418	—	(7,418)	7,418
Deferred revenue	—		23,518	23,518	6,625	(23,518)	30,143
Intercompany payables	834,820	13,265	—	465,619	157,386	(1,471,090)	—

Total current liabilities	863,758	13,265	330,076	663,931	179,938	(1,669,403)	381,565
Long-term debt, net of current portion	1,524,943	330,823	2,934,250	40,375	—	(40,375)	4,790,016
Deferred satellite performance incentives, net of current portion	—	—	36,027	36,027	—	(36,027)	36,027
Deferred revenue, net of current portion	—	—	157,580	157,580	—	(157,580)	157,580
Accrued retirement benefits	—	—	107,778	107,778	—	(107,778)	107,778
Other long-term liabilities	5,486	—	11,296	14,623	10,960	(14,622)	27,743

Total liabilities	2,394,187	344,088	3,577,007	1,020,314	190,898	(2,025,785)	5,500,709

Shareholders’ equity (deficit):
Ordinary shares	12	—	12	—	25	(37)	12
Other shareholders’ equity (deficit)	(206,277)	2,187,133	2,518,344	2,476,977	(80,222)	(7,102,232)	(206,277)

Total shareholders’ equity (deficit)	(206,265)	2,187,133	2,518,356	2,476,977	(80,197)	(7,102,269)	(206,265)

Total liabilities and shareholders’ equity (deficit)	$2,187,922	$2,531,221	$6,095,363	$3,497,291	$110,701	$(9,128,054)	$5,294,444

Notes

(1)	Intelsat, Ltd. and Intelsat Bermuda are parent guarantors to the $2.55 billion Acquisition Finance Notes issued by Sub Holdco. The parent guarantors are in addition to the subsidiary guarantors.
(2)	Intelsat Bermuda was the issuer of the $478,700 senior discount notes and Intelsat, Ltd. is a co-obligor for these notes. The senior discount notes are not guaranteed by Sub Holdco or any of Intelsat Bermuda’s direct or indirect subsidiaries.
(3)	Subsidiary Guarantors are guarantors to the $2.55 billion of Acquisition Finance Notes issued by Sub Holdco.

(Certain totals may not add due to the effects of rounding)

INTELSAT, LTD. AND SUBSIDIARIES

CONSOLIDATING BALANCE SHEET

AS OF DECEMBER 31, 2004

(in thousands)

	(1)(2) Intelsat, Ltd.	Subholdco	(3) Subholdco Guarantor Subsidiaries	Subholdco Non- Guarantor Subsidiaries	Eliminations	Consolidated
ASSETS:
Current assets:
Cash and cash equivalents	$130,514	$7,407	$7,276	$3,399	$(7,276)	$141,320
Receivables	—	245,581	245,578	37,233	(241,778)	286,614
Deferred income taxes	—	11,008	5,165	1,846	(5,165)	12,854
Intercompany receivables	—	311,087	—	—	(311,087)	—

Total current assets	130,514	575,083	258,019	42,478	(565,306)	440,788
Satellites and other property and equipment, net	—	3,596,662	3,593,045	40,694	(3,593,044)	3,637,357
Amortizable intangible assets, net	—	86,021	2,000	18,591	(2,000)	104,612
Non-amortizable intangible assets	—	255,002	255,002	—	(255,002)	255,002
Goodwill	—	57,608	—	73,221	—	130,829
Investment in affiliate	4,231,074	44,908	44,908	—	(4,268,644)	52,246
Other assets	60,541	116,200	116,200	504	(120,023)	173,422

Total assets	$4,422,129	$4,731,484	$4,269,174	$175,488	$(8,804,019)	$4,794,256

LIABILITIES AND SHAREHOLDER’S EQUITY
Current liabilities:
Current portion of long-term debt	$200,000	$—	$—	$—	$—	$200,000
Accounts payable and accrued liabilities	45,734	159,896	148,071	40,845	(148,071)	246,474
Deferred satellite performance incentives	—	7,968	7,968	—	(7,968)	7,968
Deferred revenue	—	37,657	37,656	1,908	(37,655)	39,566
Capital lease obligations	—	5,569	5,569	—	(5,569)	5,569
Intercompany payables	171,013	—	2,653,274	140,074	(2,964,361)	—

Total current liabilities	416,747	211,090	2,852,538	182,827	(3,163,625)	499,577
Long-term debt, net of current portion	1,694,595	47,972	27,971	—	(27,972)	1,742,566
Deferred satellite performance incentives, net of current portion	—	48,806	48,806	—	(48,806)	48,806
Deferred revenue, net of current portion	—	123,992	123,992	—	(123,992)	123,992
Accrued retirement benefits	—	56,016	56,016	—	(56,016)	56,016
Other long-term liabilities	4,966	12,535	12,536	—	(12,559)	17,478

Total liabilities	2,116,308	500,411	3,121,859	182,827	(3,432,970)	2,488,435

Shareholder’s equity:
Ordinary shares	500,000	12	—	25	(37)	500,000
Other shareholders’ equity	1,805,821	4,231,061	1,147,315	(7,364)	(5,371,013)	1,805,821

Total shareholders’ equity	2,305,821	4,231,073	1,147,315	(7,339)	(5,371,050)	2,305,821

Total liabilities and shareholders’ equity	$4,422,129	$4,731,484	$4,269,174	$175,488	$(8,804,019)	$4,794,256

Notes

(1)	Intelsat, Ltd. and Intelsat Bermuda are parent guarantors to the $2.55 billion Acquisition Finance Notes issued by Sub Holdco. The parent guarantors are in addition to the subsidiary guarantors.
(2)	Intelsat Bermuda was the issuer of the $478,700 senior discount notes and Intelsat, Ltd. is a co-obligor for these notes. The senior discount notes are not guaranteed by Sub Holdco or any of Intelsat Bermuda’s direct or indirect subsidiaries.
(3)	Subsidiary Guarantors are guarantors to the $2.55 billion of Acquisition Finance Notes issued by Sub Holdco.

(Certain totals may not add due to the effects of rounding)

INTELSAT, LTD. AND SUBSIDIARIES

CONSOLIDATING STATEMENT OF OPERATIONS

FOR THE PERIOD FEBRUARY 1, 2005 TO DECEMBER 31, 2005

(in thousands)

	(1)(2) Intelsat, Ltd.	(1)(2) Intelsat Bermuda	Subholdco	(3) Subholdco Guarantor Subsidiaries	Subholdco Non-Guarantor Subsidiaries	Eliminations	Consolidated
Revenue	$—	$—	$968,260	$968,260	$221,754	$(1,084,708)	$1,073,566

Operating expenses:
Direct cost of revenue	—	—	204,342	1,083,400	190,528	(1,261,662)	216,608
Selling, general and administrative	23,898	1,924	39,639	11,745	11,883	50,069	139,158
Depreciation and amortization	—	—	528,424	492,213	5,905	(492,213)	534,329

Total operating expenses	23,898	1,924	772,405	1,587,358	208,316	(1,703,806)	890,095

Operating income (loss) from continuing operations	(23,898)	(1,924)	195,855	(619,098)	13,438	619,098	183,471
Interest expense	164,040	25,805	236,089	133,998	11,677	(194,650)	376,959
Interest income	4,231	—	63,017	55,301	2,916	(115,953)	9,512
Subsidiary income (loss)	(30,788)	(3,009)	2,757	2,757	—	28,283	—
Other income (expense), net	—	—	(9,403)	(9,451)	643	9,401	(8,810)

Income (loss) from continuing operations before income taxes	(214,495)	(30,738)	16,137	(704,489)	5,320	735,479	(192,786)
Provision for income taxes	1,063	—	19,146	20,931	2,563	(20,931)	22,772

Net income (loss)	$(215,558)	$(30,738)	$(3,009)	$(725,420)	$2,757	$756,410	$(215,558)

Notes

(1)	Intelsat, Ltd. and Intelsat Bermuda are parent guarantors to the $2.55 billion Acquisition Finance Notes issued by Sub Holdco. The parent guarantors are in addition to the subsidiary guarantors.
(2)	Intelsat Bermuda was the issuer of the $478,700 senior discount notes and Intelsat, Ltd. is a co-obligor for these notes. The senior discount notes are not guaranteed by Sub Holdco or any of Intelsat Bermuda’s direct or indirect subsidiaries.
(3)	Subsidiary Guarantors are guarantors to the $2.55 billion of Acquisition Finance Notes issued by Sub Holdco.

(Certain totals may not add due to the effects of rounding)

INTELSAT, LTD. AND SUBSIDIARIES

CONSOLIDATING STATEMENT OF OPERATIONS

FOR THE PERIOD JANUARY 1, 2005 TO JANUARY 31, 2005

(in thousands)

	(1)(2) Intelsat, Ltd.	Subholdco	(3) Subholdco Guarantor Subsidiaries	Subholdco Non-Guarantor Subsidiaries	Eliminations	Consolidated
Revenue	$—	$86,449	$86,449	$19,524	$(94,505)	$97,917

Operating expenses:
Direct cost of revenue	—	31,833	98,769	15,545	(119,208)	26,939
Selling, general and administrative	47,584	(5,421)	(5,421)	897	17,804	55,443
Depreciation and amortization	—	38,384	37,924	800	(37,924)	39,184
Impairment of asset value	—	69,227	69,227	—	(69,227)	69,227
Restructuring costs	—	263	263	—	(263)	263

Total operating expenses	47,584	134,286	200,762	17,242	(208,818)	191,056

Operating income (loss) from continuing operations	(47,584)	(47,837)	(114,313)	2,282	114,313	(93,139)
Interest expense	12,685	553	553	3	(553)	13,241
Interest income	191	—	—	—	—	191
Subsidiary income (loss)	(49,648)	2,011	2,011	—	45,626	—
Other income (expense), net	—	734	734	77	(682)	863

Income (loss) from continuing operations before income taxes	(109,726)	(45,645)	(112,121)	2,356	159,810	(105,326)
Provision for income taxes	—	4,052	462	348	(462)	4,400

Net income (loss)	$(109,726)	$(49,697)	$(112,583)	$2,008	$160,272	$(109,726)

Notes

(1)	Intelsat, Ltd. and Intelsat Bermuda are parent guarantors to the $2.55 billion Acquisition Finance Notes issued by Sub Holdco. The parent guarantors are in addition to the subsidiary guarantors.
(2)	Intelsat Bermuda was the issuer of the $478,700 senior discount notes and Intelsat, Ltd. is a co-obligor for these notes. The senior discount notes are not guaranteed by Sub Holdco or any of Intelsat Bermuda’s direct or indirect subsidiaries.
(3)	Subsidiary Guarantors are guarantors to the $2.55 billion of Acquisition Finance Notes issued by Sub Holdco.

(Certain totals may not add due to the effects of rounding)

INTELSAT, LTD. AND SUBSIDIARIES

CONSOLIDATING STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2004

(in thousands)

	(1)(2) Intelsat, Ltd.	Subholdco	(3) Subholdco Guarantor Subsidiaries	Subholdco Non-Guarantor Subsidiaries	Eliminations	Consolidated
Revenue	$—	$1,034,700	$1,034,700	$95,384	$(1,120,878)	$1,043,906

Operating expenses:
Direct cost of revenue	—	262,032	1,150,374	78,854	(1,313,007)	178,253
Selling, general and administrative	42,266	27,142	23,502	6,248	52,953	152,111
Depreciation and amortization	—	453,298	446,431	4,074	(446,431)	457,372
Impairment of asset value	—	84,380	84,380	—	(84,380)	84,380
Restructuring costs	—	6,640	6,640	—	(6,640)	6,640

Total operating expenses	42,266	833,492	1,711,327	89,176	(1,797,505)	878,756

Operating income (loss) from continuing operations	(42,266)	201,208	(676,627)	6,208	676,627	165,150
Interest expense	135,789	7,596	6,194	14	(6,194)	143,399
Interest income	4,497	20	20	13	(20)	4,530
Subsidiary income (loss)	134,878	1,969	1,969	—	(138,816)	—
Other income (expense), net	—	(2,235)	(2,235)	(149)	2,235	(2,384)

Income (loss) from continuing operations before income taxes	(38,680)	193,366	(683,067)	6,058	546,220	23,897
Provision for income taxes	—	14,557	18,433	4,090	(18,433)	18,647

Income (loss) from continuing operations	(38,680)	178,809	(701,500)	1,968	564,653	5,250
Loss from discontinued operations	—	—	—	(43,929)	—	(43,929)

Net income (loss)	$(38,680)	$178,809	$(701,500)	$(41,961)	$564,653	$(38,679)

Notes

(1)	Intelsat, Ltd. and Intelsat Bermuda are parent guarantors to the $2.55 billion Acquisition Finance Notes issued by Sub Holdco. The parent guarantors are in addition to the subsidiary guarantors.
(2)	Intelsat Bermuda was the issuer of the $478,700 senior discount notes and Intelsat, Ltd. is a co-obligor for these notes. The senior discount notes are not guaranteed by Sub Holdco or any of Intelsat Bermuda’s direct or indirect subsidiaries.
(3)	Subsidiary Guarantors are guarantors to the $2.55 billion of Acquisition Finance Notes issued by Sub Holdco.

(Certain totals may not add due to the effects of rounding)

INTELSAT, LTD. AND SUBSIDIARIES

CONSOLIDATING STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2003

(in thousands)

	(1)(2) Intelsat, Ltd.	Subholdco	(3) Subholdco Guarantor Subsidiaries	Subholdco Non-Guarantor Subsidiaries	Eliminations	Consolidated
Revenue	$—	$954,246	$948,650	$35,254	$(992,032)	$946,118

Operating expenses:
Direct cost of revenue	—	220,565	1,059,467	29,334	(1,177,194)	132,172
Selling, general and administrative	18,698	31,004	27,920	3,769	48,065	129,456
Depreciation and amortization	—	400,247	397,842	1,880	(399,484)	400,485
IS-10-01 contract termination cost	—	(3,000)	(3,000)	—	3,000	(3,000)
Restructuring costs	—	(837)	(837)	—	837	(837)

Total operating expenses	18,698	647,979	1,481,392	34,983	(1,524,776)	658,276

Operating income (loss) from continuing operations	(18,698)	306,267	(532,742)	271	532,744	287,842
Interest expense	88,879	10,098	8,553	10	(8,538)	99,002
Interest income	1,916	51	51	5	(51)	1,972
Subsidiary income (loss)	286,836	(3,286)	(3,286)	—	(280,264)	—
Other income (expense), net	(56)	19,075	19,172	(480)	(19,155)	18,556

Income (loss) from continuing operations before income taxes	181,119	312,009	(525,358)	(214)	241,812	209,368
Provision for income taxes	—	23,052	16,752	3,077	(16,752)	26,129

Income (loss) from continuing operations	181,119	288,957	(542,110)	(3,291)	258,564	183,239
Loss from discontinued operations	—	—	—	(2,120)	—	(2,120)

Net income (loss)	$181,119	$288,957	$(542,110)	$(5,411)	$258,564	$181,119

Notes

(1)	Intelsat, Ltd. and Intelsat Bermuda are parent guarantors to the $2.55 billion Acquisition Finance Notes issued by Sub Holdco. The parent guarantors are in addition to the subsidiary guarantors.
(2)	Intelsat Bermuda was the issuer of the $478,700 senior discount notes and Intelsat, Ltd. is a co-obligor for these notes. The senior discount notes are not guaranteed by Sub Holdco or any of Intelsat Bermuda’s direct or indirect subsidiaries.
(3)	Subsidiary Guarantors are guarantors to the $2.55 billion of Acquisition Finance Notes issued by Sub Holdco.

(Certain totals may not add due to the effects of rounding)

INTELSAT, LTD. AND SUBSIDIARIES

CONSOLIDATING STATEMENT OF CASH FLOWS

FOR THE PERIOD FEBRUARY 1, 2005 TO DECEMBER 31, 2005

(in thousands)

	(1)(2) Intelsat, Ltd.	(1)(2) Intelsat Bermuda	Subholdco	(3) Subholdco Guarantor Subsidiaries	Subholdco Non-Guarantor Subsidiaries	Eliminations	Consolidated
Cash flows from operating activities	$(189,929)	$—	$615,079	$605,207	$70,527	$(607,256)	$493,628

Cash flows from investing activities:
Payments for satellites and other property and equipment	—	—	(122,337)	(122,337)	(10,217)	122,337	(132,554)
Advances to/from subsidiaries, net	389,937	4,761	(349,097)	(494,234)	(47,599)	496,232	—
Investment in subsidiaries	504,689	198,823	—	—	—	(703,512)	—
Proceeds from insurance receivable	—	—	19,759	19,759	—	(19,759)	19,759

Net cash used in investing activities	894,626	203,584	(451,675)	(596,812)	(57,816)	(104,702)	(112,795)

Cash flows from financing activities:
Repayments of long-term debt	(200,000)	—	(2,625)	—	—	—	(202,625)
Proceeds from bond issuance	—	305,348	—	—	—	—	305,348
Payment of bond issuance costs	—	(4,243)	—	—	—	—	(4,243)
Proceeds from credit facility borrowings	—	—	200,000	—	—	—	200,000
Principal payment on deferred satellite performance incentives	—	—	(4,621)	(4,621)	—	4,621	(4,621)
Principal payments on capital lease obligations	—	—	(5,568)	(5,568)	—	5,568	(5,568)
Dividends to shareholder	(504,689)	(504,689)	(198,823)	—	—	703,512	(504,689)

Net cash provided by (used in) financing activities	(704,689)	(203,584)	(11,637)	(10,189)	—	713,701	(216,398)
Effect of exchange rate changes on cash	—	—	—	—	953	—	953

Net change in cash and cash equivalents	8	—	151,767	(1,794)	13,664	1,743	165,388
Cash and cash equivalents, beginning of period	57	—	189,438	9,295	5,137	(9,245)	194,682

Cash and cash equivalents, end of period	$65	$—	$341,205	$7,501	$18,801	(7,502)	$360,070

Note:	The increase in cash between the predecessor entity ending balance and the successor entity opening balance is due to the retention by Intelsat, Ltd. of approximately $5 million in acquisition financing proceeds.

Notes

(1)	Intelsat, Ltd. and Intelsat Bermuda are parent guarantors to the $2.55 billion Acquisition Finance Notes issued by Sub Holdco. The parent guarantors are in addition to the subsidiary guarantors.
(2)	Intelsat Bermuda was the issuer of the $478,700 senior discount notes and Intelsat, Ltd. is a co-obligor for these notes. The senior discount notes are not guaranteed by Sub Holdco or any of Intelsat Bermuda’s direct or indirect subsidiaries.
(3)	Subsidiary Guarantors are guarantors to the $2.55 billion of Acquisition Finance Notes issued by Sub Holdco.

(Certain totals may not add due to the effects of rounding)

INTELSAT, LTD. AND SUBSIDIARIES

CONSOLIDATING STATEMENT OF CASH FLOWS

FOR THE PERIOD JANUARY 1, 2005 TO JANUARY 31, 2005

(in thousands)

	(1)(2) Intelsat, Ltd.	Subholdco	(3) Subholdco Guarantor Subsidiaries	Subholdco Non-Guarantor Subsidiaries	Eliminations	Consolidated
Cash flows from operating activities	$(8,085)	$61,087	$42,008	$1,813	$(85,439)	$11,384

Cash flows from investing activities:
Payments for satellites and other property and equipment	—	(953)	(953)	—	953	(953)
Advances to/from subsidiaries, net	(5,133)	5,133	—	—	—	—
Investment in subsidiaries	(155,800)	155,800	—	—	—	—
Proceeds from insurance receivable	38,561	(38,561)	(38,561)	—	77,122	38,561

Net cash provided by (used in) investing activities	(122,372)	121,419	(39,514)	—	78,075	37,608

Cash flows from financing activities:
Principal payment on deferred satellite performance incentives	—	(475)	(475)	—	475	(475)

Net cash provided by (used in) financing activities	—	(475)	(475)	—	475	(475)
Effect of exchange rate changes on cash	—	—	—	(75)	—	(75)

Net change in cash and cash equivalents	(130,457)	182,031	2,019	1,738	(6,889)	48,442
Cash and cash equivalents, beginning of period	130,514	7,407	7,276	3,399	(7,276)	141,320

Cash and cash equivalents, end of period	$57	$189,438	$9,295	$5,137	$(14,165)	$189,762

Notes

(1)	Intelsat, Ltd. and Intelsat Bermuda are parent guarantors to the $2.55 billion Acquisition Finance Notes issued by Sub Holdco. The parent guarantors are in addition to the subsidiary guarantors.
(2)	Intelsat Bermuda was the issuer of the $478,700 senior discount notes and Intelsat, Ltd. is a co-obligor for these notes. The senior discount notes are not guaranteed by Sub Holdco or any of Intelsat Bermuda’s direct or indirect subsidiaries.
(3)	Subsidiary Guarantors are guarantors to the $2.55 billion of Acquisition Finance Notes issued by Sub Holdco.

(Certain totals may not add due to the effects of rounding)

INTELSAT, LTD. AND SUBSIDIARIES

CONSOLIDATING STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2004

(in thousands)

	(1)(2) Intelsat, Ltd.		Subholdco	(3) Subholdco Guarantor Subsidiaries	Subholdco Non-Guarantor Subsidiaries	Eliminations	Consolidated
Cash flows from operating activities	$(169,971)		$768,588	$769,405	$60,400	$(769,305)	$659,117

Cash flows from investing activities:
Payments for satellites and other property and equipment	—		(262,057)	(262,057)	(26,432)	261,957	(288,589)
Payment for future satellite	—		(50,000)	(50,000)	—	50,000	(50,000)
Payment for rights to orbital location	—		(32,000)	(32,000)	—	32,000	(32,000)
Change in restricted cash	700,000		—	—	—	—	700,000
Proceeds from insurance receivable	—		82,680	82,680	—	(82,680)	82,680
Payment for asset acquisitions	(965,063	)(4)	(92,511)	(92,511)	—	92,511	(1,057,574)
Advances to/from subsidiaries, net	574,249		(574,249)	(574,249)	—	574,249	—
Investment in subsidiaries	(174,511)		174,511	174,511	—	(174,511)	—
Other	—		—	—	(8,961)	—	(8,961)

Net cash provided by (used in) investing activities	134,675		(753,626)	(753,626)	(35,393)	753,526	(654,444)

Cash flows from financing activities:
Repayments of long-term debt	(600,000)		—	—	—	—	(600,000)
Proceeds from credit facility borrowings	200,000		—	—	—	—	200,000
Bond issuance costs	(4,000)		—	—	—	—	(4,000)
Principal payment on deferred satellite performance incentives	—		(5,107)	(5,107)	—	5,107	(5,107)
Principal payments on capital lease obligations	—		(6,722)	(6,722)	—	6,722	(6,722)

Net cash provided by (used in) financing activities	(404,000)		(11,829)	(11,829)	—	11,829	(415,829)
Effect of exchange rate changes on cash	—		—	—	(562)	—	(562)
Effect of discontinued operations on cash	—		—	—	(23,755)	—	(23,755)

Net change in cash and cash equivalents	(439,296)		3,133	3,950	690	(3,950)	(435,473)
Cash and cash equivalents, beginning of year	569,810		4,274	3,326	2,709	(3,326)	576,793

Cash and cash equivalents, end of year	$130,514		$7,407	$7,276	$3,399	$(7,276)	$141,320

Notes:

(1)	Intelsat, Ltd. and Intelsat Bermuda are parent guarantors to the $2.55 billion Acquisition Finance Notes issued by Sub Holdco. The parent guarantors are in addition to the subsidiary guarantors.
(2)	Intelsat Bermuda was the issuer of the $478,700 senior discount notes and Intelsat, Ltd. is a co-obligor for these notes. The senior discount notes are not guaranteed by Sub Holdco or any of Intelsat Bermuda’s direct or indirect subsidiaries.
(3)	Subsidiary Guarantors are guarantors to the $2.55 billion of Acquisition Finance Notes issued by Sub Holdco.
(4)	On March 17, 2004, Intelsat, Ltd. made a cash payment of approximately $965 million to complete the purchase of certain of the satellites and related assets of Loral Space & Communications. Subsequent to the acquisition, Intelsat, Ltd. transferred the acquired assets and assumed liabilities via non-cash intercompany transaction to certain guarantor companies. These aforementioned assets and liabilities are correctly reflected within the balance sheet subsequent to the acquisition and are thus reflected within the operating activities section above.

(Certain totals may not add due to the effects of rounding)

INTELSAT, LTD. AND SUBSIDIARIES

CONSOLIDATING STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2003

(in thousands)

	(1)(2) Intelsat, Ltd.	Subholdco	(3) Subholdco Guarantor Subsidiaries	Subholdco Non-Guarantor Subsidiaries	Eliminations	Consolidated
Cash flows from operating activities	$(119,610)	$678,647	$648,687	$46,786	$(653,301)	$601,209

Cash flows from investing activities:
Payments for satellites and other property and equipment	—	(190,668)	(161,211)	(16,835)	165,933	(202,781)
Change in restricted cash	(700,000)	—	—	—	—	(700,000)
Investment in WildBlue	—	(58,000)	(58,000)	—	58,000	(58,000)
Advances to/from subsidiaries, net	476,948	(476,948)	(476,948)	—	476,948	—
Investment in subsidiaries	(118,000)	118,000	118,000	—	(118,000)	—
Other	—	—	—	(5,744)	—	(5,744)

Net cash used in investing activities	(341,052)	(607,616)	(578,159)	(22,579)	582,881	(966,525)

Cash flows from financing activities:
Repayments of long-term debt
Proceeds from bond issuance	1,097,758	—	—	—	—	1,097,758
Proceeds from (repayments of) commercial paper borrowings, net	(43,978)	—	—	—	—	(43,978)
Bond issuance costs	(23,308)	—	—	—	—	(23,308)
Principal payment on deferred satellite performance incentives	—	(66,419)	(66,419)	—	66,419	(66,419)
Principal payments on capital lease obligations	—	(8,233)	(8,233)	—	8,233	(8,233)

Net cash provided by (used in) financing activities	1,030,472	(74,652)	(74,652)	—	74,652	955,820
Effect of exchange rate changes on cash	—	—	—	(883)	—	(883)
Effect of discontinued operations on cash	—	—	—	(22,294)	—	(22,294)

Net change in cash and cash equivalents	569,810	(3,621)	(4,124)	1,030	4,232	567,327
Cash and cash equivalents, beginning of year	—	7,895	7,450	1,679	(7,558)	9,466

Cash and cash equivalents, end of year	$569,810	$4,274	$3,326	$2,709	$(3,326)	$576,793

Notes

(1)	Intelsat, Ltd. and Intelsat Bermuda are parent guarantors to the $2.55 billion Acquisition Finance Notes issued by Sub Holdco. The parent guarantors are in addition to the subsidiary guarantors.
(2)	Intelsat Bermuda was the issuer of the $478,700 senior discount notes and Intelsat, Ltd. is a co-obligor for these notes. The senior discount notes are not guaranteed by Sub Holdco or any of Intelsat Bermuda’s direct or indirect subsidiaries.
(3)	Subsidiary Guarantors are guarantors to the $2.55 billion of Acquisition Finance Notes issued by Sub Holdco.

(Certain totals may not add due to the effects of rounding)

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

Description	Balance at Beginning of Period	Charged to Costs and Expenses	Charged to Other Accounts	Deductions		Adjustments		Balance at End of Period
	(in thousands)
Year ended December 31, 2003:
Allowance for doubtful accounts	$24,823	$13,897	$—	$1,716		$(4,894	)(1)	$32,110
Other	$3,277	$—	$—	$3,277	(2)	$—		$—
Restructuring reserve	$4,624	$—	$—	$3,787		$837	(3)	$—

Year ended December 31, 2004:
Allowance for doubtful accounts	$32,110	$11,009	$—	$7,798		$22	(4)	$35,343
Restructuring reserve	$—	$6,640	$—	$5,146		$—		$1,494

Year ended December 31, 2005:
Allowance for doubtful accounts	$35,343	$(4,867)	$—	$4,134		$—		$26,342
Restructuring reserve	$1,494	$263	$—	$1,757		$—		$—

(1)	Adjustment reflects finalization of the purchase price allocation related to the acquisition of assets of COMSAT World Systems.
(2)	Represents asset written off against reserve.
(3)	Reversal of 2002 restructuring costs due to a change in estimate.
(4)	Adjustment to reflect change in allocation of the purchase price in connection with the COMSAT General transaction.

INTELSAT, LTD.

CONSOLIDATED BALANCE SHEETS

(in thousands, except share amounts)

	As of December 31, 2005	As of March 31, 2006
		(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$360,070	$359,005
Receivables, net of allowance of $26,342 in 2005 and $25,749 in 2006	203,452	195,255
Deferred income taxes	10,752	10,752

Total current assets	574,274	565,012
Satellites and other property and equipment, net	3,327,341	3,209,445
Amortizable intangible assets, net	493,263	483,912
Non-amortizable intangible assets	560,000	560,000
Goodwill	111,388	111,388
Other assets	228,178	232,356

Total assets	$5,294,444	$5,162,113

LIABILITIES AND SHAREHOLDER’S DEFICIT
Current liabilities:
Current portion of long-term debt	$11,097	$16,039
Accounts payable and accrued liabilities	332,907	295,906
Deferred satellite performance incentives	7,418	7,852
Deferred revenue	30,143	23,017

Total current liabilities	381,565	342,814
Long-term debt, net of current portion	4,790,016	4,795,689
Deferred satellite performance incentives, net of current portion	36,027	34,945
Deferred revenue, net of current portion	157,580	143,686
Accrued retirement benefits	107,778	108,492
Other long-term liabilities	27,743	27,029

Total liabilities	5,500,709	5,452,655

Shareholder’s deficit:
Ordinary shares, 12,000 shares authorized, issued and outstanding	12	12
Paid-in capital	9,104	14,937
Accumulated deficit	(215,558)	(305,668)
Accumulated other comprehensive income
Unrealized gain on available-for-sale securities, net of tax	177	177

Total shareholder’s deficit	(206,265)	(290,542)

Total liabilities and shareholder’s deficit	$5,294,444	$5,162,113

See accompanying notes to unaudited consolidated financial statements.

INTELSAT, LTD.

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands)

	Predecessor Entity	Successor Entity
	Period January 1 to January 31, 2005	Period February 1 to March 31, 2005	Three Months Ended March 31, 2006
Revenue	$97,917	$195,257	$280,446
Operating expenses:
Direct costs of revenue	26,939	43,837	55,111
Selling, general and administrative	55,443	26,481	39,814
Depreciation and amortization	39,184	95,953	154,604
Impairment of asset value	69,227	—	—
Restructuring costs	263	—	—

Total operating expenses	191,056	166,271	249,529

Income (loss) from operations	(93,139)	28,986	30,917
Interest expense	13,241	67,964	109,473
Interest income	191	1,092	3,352
Other income (expense), net	863	(453)	(5,411)

Loss from operations before income taxes	(105,326)	(38,339)	(80,615)
Provision for income taxes	4,400	3,586	9,495

Net loss	$(109,726)	$(41,925)	$(90,110)

See accompanying notes to unaudited consolidated financial statements.

INTELSAT, LTD.

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Predecessor Entity	Successor Entity
	Period January 1 to January 31, 2005	Period February 1 to March 31, 2005	Three Months Ended March 31, 2006
Cash flows from operating activities:
Net loss	$(109,726)	$(41,925)	$(90,110)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	39,184	95,953	154,604
Impairment charge for IS-804 satellite	69,227	—	—
Provision for doubtful accounts	(5,799)	(264)	(758)
Foreign currency transaction (gain) loss	75	46	(220)
Deferred income taxes	585	1,790	—
Stock-based compensation	—	—	81
Compensation cost paid by parent	—	—	5,832
Amortization of bond discount and issuance costs	430	9,879	17,089
Share in losses of affiliate	402	1,229	6,270
Changes in operating assets and liabilities, net of effects of acquisitions:
Receivables	(32,168)	(5,132)	8,955
Other assets	3,194	217	(13,275)
Accounts payable and accrued liabilities	51,722	34,762	(42,959)
Deferred revenue	(2,388)	(4,072)	(21,020)
Accrued retirement benefits	(27)	1,914	714
Other long-term liabilities	(3,327)	150	(714)

Net cash provided by operating activities	11,384	94,547	24,489

Cash flows from investing activities:
Payments for satellites and other property and equipment	(953)	(5,255)	(21,479)
Proceeds from insurance receivable	38,561	19,759	—

Net cash provided by (used in) investing activities	37,608	14,504	(21,479)

Cash flows from financing activities:
Repayment of long-term debt	—	(200,875)	(1,750)
Proceeds from bond issuance	—	305,348	—
Proceeds from credit facility borrowings	—	200,000	—
Principal payments on deferred satellite performance incentives	(475)	(771)	(648)
Principal payments on capital lease obligations	—	(1,809)	(1,897)
Dividends to shareholders	—	(305,913)	—

Net cash used in financing activities	(475)	(4,020)	(4,295)

Effect of exchange rate changes on cash	(75)	(46)	220

Net change in cash and cash equivalents	48,442	104,985	(1,065)
Cash and cash equivalents, beginning of period	141,320	194,682	360,070

Cash and cash equivalents, end of period	$189,762	$299,667	$359,005

Note:	The increase in cash between the predecessor entity ending balance and the successor entity opening balance is due to the retention by Intelsat, Ltd. of approximately $5 million in acquisition financing proceeds.

See accompanying notes to unaudited consolidated financial statements.

INTELSAT, LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(in thousands, except percentages)

Note 1 General

Basis of presentation

The unaudited consolidated financial statements of Intelsat, Ltd. and its subsidiaries have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) for interim financial information. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. The unaudited consolidated financial statements include all adjustments (consisting only of normal recurring adjustments) that are, in the opinion of management, necessary for a fair presentation of these financial statements. The results of operations for the periods presented are not necessarily indicative of operating results for the full year.

These unaudited consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in Intelsat, Ltd.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005 on file with the Securities and Exchange Commission (“Intelsat’s Form 10-K”).

On January 28, 2005, Intelsat, Ltd. (“Intelsat” or the “Company”) was acquired by Intelsat Holdings, Ltd. (“Intelsat Holdings,” formerly known as Zeus Holdings, Limited), a Bermuda company formed at the direction of funds advised by or associated with a group of private equity investors (the “Sponsors”). The acquisition and related financings are referred to collectively as the Acquisition Transactions and are discussed in more detail in Note 3 to the audited consolidated financial statements included in Intelsat’s Form 10-K. As a result of the Acquisition Transactions, the 2005 financial results of Intelsat have been separately presented for the “Predecessor Entity” for the period January 1, 2005 through January 31, 2005 and for the “Successor Entity” for the period February 1, 2005 through March 31, 2005. Although the effective date of the Acquisition Transactions was January 28, 2005, due to the immateriality of the results of operations for the period between January 28, 2005 and January 31, 2005, we have accounted for the Acquisition Transactions as if they had occurred on January 31, 2005.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Examples include the allocation of fair value to assets acquired and liabilities assumed with the acquisition transactions, the allowance for doubtful accounts, pension and post-retirement benefits, income taxes and the estimated useful lives of satellites and other property and equipment.

New Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board (“FASB”) issued a revised Statement of Financial Accounting Standard (“SFAS”) No. 123, “Share-Based Payment.” SFAS No. 123R eliminates the intrinsic value method as an alternative method of accounting for stock-based awards under Accounting Principles Board (“APB”) No. 25 by requiring that all share-based payments to employees be recognized in the financial statements based on their fair values. It also revises the fair-value based method of accounting for share-based payment liabilities, forfeitures and modifications of stock-based awards and clarifies the guidance under SFAS No. 123 related to measurement of fair value, classifying an award as equity or as a liability and attributing compensation to reporting periods.

INTELSAT, LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

(in thousands, except percentages)

The Company adopted SFAS No. 123R using the modified prospective method as of January 1, 2006. Under this method, compensation cost will be recognized based on the requirements of SFAS No. 123R for all share-based awards granted subsequent to January 1, 2006, and for all awards granted, but not vested, prior to January 1, 2006. The adoption of SFAS No. 123R did not materially impact the Company’s results of operations.

During the three months ended March 31, 2006, there were no other significant changes in the Company’s accounting policies.

Note 2 The PanAmSat Acquisition Transactions

On August 28, 2005, Intelsat (Bermuda), Ltd. (“Intelsat Bermuda”), a wholly-owned subsidiary of Intelsat, entered into a Merger Agreement (the “Merger Agreement”) with PanAmSat Holding Corporation (“PanAmSat”) and Proton Acquisition Corporation, a wholly owned subsidiary of Intelsat Bermuda. Pursuant to the Merger Agreement, Intelsat Bermuda agreed to acquire PanAmSat for total cash consideration of approximately $3.2 billion. As part of this transaction, approximately $3.2 billion in debt of PanAmSat and its subsidiaries will either be refinanced or remain outstanding.

Intelsat Bermuda has received financing commitments from a group of financial institutions for the full amount of the purchase price and for the full amount, if required, to repurchase and replace existing PanAmSat debt. The funding of the commitments is subject to certain conditions, including satisfaction of the conditions to the Merger Agreement. A substantial portion of the financing for the PanAmSat acquisition transactions is expected to be raised by Intelsat Bermuda, with additional financing expected to be raised by PanAmSat, PanAmSat Corporation (a direct subsidiary of PanAmSat) and Intelsat Subsidiary Holding Company, Ltd., referred to as Intelsat Sub Holdco.

Consummation of the merger is subject to various closing conditions, including but not limited to, the satisfaction or waiver of conditions regarding the receipt of requisite regulatory approvals, the receipt of financing by Intelsat Bermuda and the adoption of the Merger Agreement by a majority of PanAmSat’s stockholders. On October 26, 2005, PanAmSat informed the Company that a majority of its stockholders approved and adopted the Merger Agreement. If the Merger Agreement is terminated under specified circumstances relating to Intelsat’s inability to obtain financing or requisite regulatory approvals, Intelsat may be required to pay PanAmSat a termination fee of $250,000. Assuming the conditions to the acquisition are satisfied or waived (to the extent permitted by applicable law), the merger is expected to be consummated in the second or third quarter of 2006.

Note 3 Stock-based compensation

Prior to the consummation of the Acquisition Transactions, the Company had two stock-based employee compensation plans, the 2001 Share Option Plan (the “2001 Plan”) and the 2004 Share Incentive Plan (the “2004 Plan”) which are described more fully in Note 16 to the audited consolidated financial statements included in Intelsat’s Form 10-K. Had the Company applied the fair value recognition provisions of SFAS 123 to its stock based compensation expense for the period January 1, 2005 to January 31, 2005, compensation expense would have decreased $5,580.

INTELSAT, LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

(in thousands, except percentages)

At the closing of the Acquisition Transactions, all outstanding awards under the 2001 Plan vested, and in the money awards were cashed out, and all other awards were cancelled. All outstanding awards made under the 2004 Plan were cancelled as part of the Acquisition Transactions, and unvested awards were converted into deferred compensation accounts. As of March 31, 2006, up to $10,435 in deferred compensation remains payable, with vesting through June 2007. The Company records compensation expense over the remaining vesting period following the conversion to deferred compensation. $1,395 was expensed for the successor period ended March 31, 2005 and $663 was expensed for the three months ended March 31, 2006.

The Board of Directors of Intelsat Holdings adopted the Intelsat Holdings, Ltd. 2005 Share Incentive Plan (the “2005 Share Plan”) with an effective date of January 28, 2005, pursuant to which up to 1,124,296 ordinary shares were reserved for grant to employees and directors of Intelsat Holdings and its direct and indirect subsidiaries. The 2005 Share Plan permits granting of awards in the form of incentive share options, nonqualified share options, restricted shares, restricted share units, share appreciation rights, phantom shares and performance awards and is described more fully in Note 16 to the consolidated financial statements included in Intelsat’s Form 10-K.

During the first quarter of 2005, the Company granted both time vesting and performance vesting restricted shares under the 2005 Share Plan. The restricted share grants are liability classified under SFAS No. 123R. The Company has recorded compensation expense over the service period for the time vesting shares based on the intrinsic value (which equalled fair value) at the date of the grant of $2.15 per share. No compensation expense was recorded for performance vesting shares since it was not probable that the performance criteria would be met.

Since awards made consisted of shares of the Company’s parent, Intelsat Holdings, compensation costs for vested awards and the cost to repurchase shares are reflected as capital contributions in the Company’s financial statements. The Company recognized no compensation costs during the period February 1, 2005 to March 31, 2005.

During the three months ended March 31, 2006, the Company recorded $81 of compensation costs for vesting of restricted shares.

A summary of the status of Intelsat Holdings’ non-vested shares as of March 31, 2006, and the changes during the three months ended March 31, 2006 are set forth below:

	Number of shares	Weighted-Average Grant-Date Fair Value
Restricted shares
Non-vested restricted shares outstanding as of January 1, 2006	830,785	$2.15
Restricted shares forfeited and repurchased at par value	(116,594)	2.15
Shares repurchased by Intelsat Holdings	(26,954)	2.15
Vested	(17,307)	2.15

Total non-vested restricted shares at March 31, 2006	669,930	$2.15

INTELSAT, LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

(in thousands, except percentages)

The non-vested restricted shares have a remaining weighted-average vesting period of 46 months and the performance shares will remain outstanding for approximately seven years.

Note 4 Receivables

Receivables are comprised of the following:

	As of December 31, 2005	As of March 31, 2006
Service charges:
Unbilled	$66,079	$65,576
Billed	155,778	145,951
Other	7,937	9,477
Allowance for doubtful accounts	(26,342)	(25,749)

Total	$203,452	$195,255

Unbilled satellite utilization charges represent amounts earned and accrued as receivable from customers for their usage of the Intelsat satellite system prior to the end of the period. These amounts were billed at the beginning of the following period.

Note 5 Satellites and other property and equipment

Satellites and other property and equipment are comprised of the following:

	As of December 31, 2005	As of March 31, 2006
Satellites, launch vehicles and services	$3,293,863	$3,316,388
Information systems and ground segment	358,555	362,657
Washington, D.C. building and other	173,142	173,872

Total cost	3,825,560	3,852,917
Less: accumulated depreciation	(498,219)	(643,472)

Total	$3,327,341	$3,209,445

Satellites and other property and equipment as of December 31, 2005 and March 31, 2006 included construction-in-progress of $97,007 and $124,366, respectively. These amounts relate primarily to the IA9 satellite under construction and related launch services. Interest costs of $92, $538 and $2,388 were capitalized during the period January 1, 2005 to January 31, 2005, the period February 1, 2005 to March 31, 2005 and the three months ended March 31, 2006, respectively.

Note 6 Satellite developments

On January 14, 2005, the Company’s IS-804 satellite experienced a sudden and unexpected electrical power system anomaly that resulted in the total loss of the satellite. The Company recorded a net non-cash impairment charge of $69,227 in the period January 1, 2005 to

INTELSAT, LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

(in thousands, except percentages)

January 31, 2005 to write off the value of the IS-804 satellite, which was not insured, and related deferred performance incentive obligations. The actions and analysis taken by the Company are described more fully in Note 9 to the audited consolidated financial statements included in Intelsat’s Form 10-K.

Note 7 Launch vehicle agreement and deposit

In connection with the termination of a satellite order in 2002, the Company entered into an agreement (as amended) with a launch vehicle provider for a credit to be used towards a future launch vehicle. On January 30, 2006, the Company further amended its agreement with the launch vehicle provider to provide for the launch of a future satellite, with a launch period between October 1, 2007 and December 1, 2007, unless an earlier launch period were to become available between April 1, 2007 and September 30, 2007 under specified circumstances, in which case the Company would have the option to use such earlier launch period. The Company paid an additional $24,300 deposit on March 15, 2006 as required under the amendment and a final payment of $24,300 is due one month after the launch of the satellite. The total deposit for the launch vehicle, including the credit, was $50,800 as of March 31, 2006 and $32,300 as of December 31, 2005.

Note 8 Investment in Affiliate

The Company has an investment of approximately 30% in WildBlue Communications, Inc. (“WildBlue”), a company offering broadband Internet access services in the continental United States via satellite. The Company accounts for its investment using the equity method of accounting. Intelsat’s share of losses of WildBlue are included in other income (expense), net in the accompanying consolidated statements of operations and were $402, $1,229 and $6,270 in the period January 1, 2005 to January 31, 2005, the period February 1, 2005 to March 31, 2005 and the three months ended March 31, 2006, respectively. The investment balances of $39,931 and $33,662 as of December 31, 2005 and March 31, 2006 are included within other assets in the accompanying consolidated balance sheets.

Note 9 Goodwill and Other Intangible Assets

The carrying amount and accumulated amortization of acquired intangible assets subject to amortization consists of the following:

	As of December 31, 2005	As of March 31, 2006
Customer relationships	$138,188	$138,188
Backlog	380,000	380,000
Technology	10,000	10,000

Subtotal	528,188	528,188
Less: accumulated amortization	(34,925)	(44,276)

Total	$493,263	$483,912

Customer relationships have estimated lives ranging from four to twenty years. Backlog has an estimated life of 15 years, and technology has an estimated life of 8 years. The Company

INTELSAT, LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

(in thousands, except percentages)

recorded amortization expense of $936, $6,350 and $9,351 for the period January 1, 2005 to January 31, 2005, for the period February 1, 2005 to March 31, 2005 and for the three months ended March 31, 2006, respectively.

Scheduled amortization charges for the intangible assets as of March 31, 2006 are as follows:

As of March 31, 2006
2006	28,039
2007	37,390
2008	36,582
2009	32,540
2010	32,540
2011 and thereafter	316,821

Total	$483,912

The carrying amount of acquired intangible assets not subject to amortization consisted of the following:

	As of December 31, 2005	As of March 31, 2006
Goodwill	$111,388	$111,388
Tradename	$30,000	$30,000
Orbital locations	$530,000	$530,000

INTELSAT, LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

(in thousands, except percentages)

Note 10 Notes payable, long-term debt and other financing arrangements

The carrying amounts of notes payable and long-term debt were as follows:

	As of December 31, 2005	As of March 31, 2006
Senior Secured Credit Facilities, 6.3125% interest rate as of March 31, 2006, due July 2011	$347,375	$345,625
5.25% Senior Notes due November 2008	400,000	400,000
Unamortized discount on 5.25% Senior Notes	(19,038)	(17,395)
Floating Rate Senior Notes, 9.614% interest rate as of March 31, 2006, due January 2012	1,000,000	1,000,000
7.625% Senior Notes due April 2012	600,000	600,000
Unamortized discount on 7.625% Senior Notes	(50,062)	(48,155)
8.25% Senior Notes due January 2013	875,000	875,000
6.50% Senior Notes due November 2013	700,000	700,000
Unamortized discount on 6.50% Senior Notes	(105,957)	(102,839)
8.625% Senior Notes due January 2015	675,000	675,000
9.25% aggregate principal at maturity of $478,700 Senior Discount Notes due February 2015	330,824	338,417
7% Note payable to Lockheed Martin Corporation, $5,000 due annually from 2007 to 2011	20,000	20,000
Capital lease obligations	27,971	26,075

Total long-term debt	$4,801,113	$4,811,728

Less:
Current portion of capital lease obligations	7,597	7,539
Current portion of long-term debt	3,500	8,500

Total current portion	11,097	16,039

Total long-term debt, excluding current portion	$4,790,016	$4,795,689

No amounts were outstanding under the $300,000 revolving loan facility as of March 31, 2006; however, $20,012 in letters of credit issued and outstanding under the facility and limitations under covenants contained in the credit agreement governing the senior secured credit facilities of Intelsat Sub Holdco (the “Credit Agreement”) reduced borrowing availability under the revolving loan facility to $158,244. The senior secured credit facilities are secured by a substantial portion of the Company’s assets. In addition, the Credit Agreement contains financial and operating covenants that, among other things, require Intelsat Sub Holdco to maintain financial coverage ratios, limit Intelsat Sub Holdco’s ability to pledge assets as security for additional borrowings and limit Intelsat Sub Holdco’s ability to pay dividends on its ordinary shares.

Note 11 Retirement plans and other retiree benefits

(a) Pension and other post-retirement benefits

As was disclosed in Note 14 to the consolidated financial statements included in Intelsat’s Form 10-K, the Company was not required to make any additional contributions in 2005 to the

INTELSAT, LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

(in thousands, except percentages)

defined benefit retirement plan, and it does not currently expect that it will be required to make any such contributions during 2006. Furthermore, it did not expect to make any contributions to its post-retirement health insurance plan, which is an unfunded plan.

Net periodic pension benefits costs include the following components for the periods January 1, 2005 to January 31, 2005 and February 1, 2005 to March 31, 2005 and for the three months ended March 31, 2006:

	Pension Benefits
	Predecessor Entity	Successor Entity
	Period January 1 to January 31, 2005	Period February 1 to March 31, 2005	Three Months Ended March 31, 2006
Service cost	$373	$788	$1,020
Interest cost	1,583	3,110	4,754
Expected return on plan assets	(1,823)	(4,260)	(6,148)
Amortization of unrecognized prior service cost	3	—	—
Amortization of unrecognized net loss	424	—	—
Amortization of unrecognized transition asset	3	—	—

Total costs (benefit)	$563	$(362)	$(374)

Net periodic other post-retirement benefits costs include the following components for the periods January 1, 2005 to January 31, 2005 and February 1, 2005 to March 31, 2005 and for the three months ended March 31, 2006:

	Other Post-retirement Benefits
	Predecessor Entity	Successor Entity
	Period January 1 to January 31, 2005	Period February 1 to March 31, 2005	Three Months Ended March 31, 2006
Service cost	$313	$625	$890
Interest cost	338	679	1,152
Amortization of unrecognized prior service cost	(89)	—	—
Amortization of unrecognized net loss	—	—	44

Total costs	$562	$1,304	$2,086

(b) Other retirement plans

Intelsat maintains two defined contribution retirement plans for employees in the United States, one for employees who were hired before July 19, 2001 and another plan for employees hired on or after July 19, 2001. The company recognized compensation expense of $130, $539 and $487 for the period January 1, 2005 to January 31, 2005, the period February 1, 2005 to March 31, 2005 and for the three months ended March 31, 2006, respectively. Intelsat also

INTELSAT, LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

(in thousands, except percentages)

maintains an unfunded deferred compensation plan for executives; however, benefit accruals under the plan were discontinued during 2001. The accrued liability for the deferred compensation plan for executives was $1,572 as of December 31, 2005 and as of March 31, 2006. Intelsat maintains other defined contribution retirement plans in several non-U.S. jurisdictions.

Note 12 Contingencies

(a) Insurance

As of March 31, 2006, Intelsat did not maintain in-orbit insurance coverage for its 27 satellites. The satellites had a net book value in aggregate of $2,768,879 as of December 31, 2005 and $2,654,189 as of March 31, 2006.

(b) Litigation and claims

The Company is subject to litigation in the normal course of business, but management does not believe that the resolution of any pending proceedings would have a material adverse effect on the Company’s financial position or results of operations.

Two putative class action complaints that were filed against Intelsat, Ltd. and Intelsat Global Service Corporation in 2004 in the U.S. District Court for the District of Columbia by certain named plaintiffs who are Intelsat retirees, spouses of retirees or surviving spouses of deceased retirees, were consolidated into a single case. The complaint, which has been amended several times, arose out of a resolution adopted by the governing body of the IGO prior to privatization regarding medical benefits for retirees and their dependents. The plaintiffs allege that Intelsat wrongfully modified health plan terms to deny coverage to surviving spouses and dependents of deceased Intelsat retirees, thereby breaching the fiduciary duty obligations of the U.S. Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and the “contract” represented by the IGO resolution. In addition, the plaintiffs allege fraudulent misrepresentation and promissory estoppel. They seek a declaratory ruling that putative class members would be entitled to unchanged health plan benefits in perpetuity, injunctive relief prohibiting any changes to these benefits, a judgment in the amount of $112,500, compensatory and punitive damages in the amount of $1,000,000, and attorneys’ fees and costs. The court has granted the Company’s motion to dismiss most of the fraud claims, although in subsequent amendments plaintiffs have restated them. The court authorized very limited discovery, which is underway, and the Company filed a motion for summary judgment on January 31, 2006. The plaintiffs’ response was filed on February 27, 2006, and the Company filed its reply on March 21, 2006. The plaintiffs also filed a motion for partial summary judgment motion on March 23, 2006, seeking a ruling that Intelsat may not rely as a defense upon the immunity of its predecessor IGO, and the Company filed its opposition on April 11, 2006. The plaintiffs filed their reply to Prior Intelsat’s opposition on April 24, 2006.

It is the Company’s position that the IGO resolution does not create obligations that are enforceable against Intelsat, Ltd. or Intelsat Global Service Corporation. The Company intends to continue to defend vigorously against all allegations made in the amended and consolidated complaint.

INTELSAT, LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

(in thousands, except percentages)

(c) MFC and LCO protections

Most of the customer service commitments entered into prior to the privatization were transferred to Intelsat pursuant to novation agreements. These agreements contain provisions, including provisions for most favoured customer (“MFC”) and lifeline connectivity obligation (“LCO”) protections, which constrain Intelsat’s ability to price services in some circumstances. MFC protection, which continues until July 18, 2006, entitles eligible customers to the lowest rate Intelsat charges after July 18, 2001 for satellite capacity having substantially the same technical and commercial terms, subject to limited exceptions. Intelsat management does not believe that the MFC terms significantly restrict the Company’s ability to price services competitively. Intelsat’s LCO contracts require the Company to provide customers with the right to renew their service commitments covered by LCO contracts at prices no higher than the prices charged for those services on the privatization date. Under some circumstances, Intelsat may also be required by an LCO contract to reduce the price for a service commitment covered by the contract. LCO protection may continue until July 18, 2013. As of March 31, 2006, Intelsat has not been required to reduce prices for its LCO-protected service commitments. However, there can be no assurances that Intelsat will not be required to reduce prices in the future under its MFC and LCO commitments.

Note 13 Business Segment and Geographic Information

Intelsat operates in a single industry segment, in which it provides satellite services to its communications customers around the world.

The geographic distribution of Intelsat’s revenue was as follows:

	Predecessor Entity	Successor Entity
	January 1 to January 31, 2005	February 1 to March 31, 2005	January 1 to March 31, 2006
North America	44%	41%	40%
Europe	19%	20%	21%
Africa and Middle East	19%	20%	21%
Asia Pacific	9%	10%	9%
Latin America and Caribbean	9%	9%	9%

Revenue by region is based on the locations of customers to which services are billed. Intelsat’s satellites are in geosynchronous orbit, and consequently are not attributable to any geographic location. Of Intelsat’s remaining assets, substantially all are located in the United States.

INTELSAT, LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

(in thousands, except percentages)

For the period January 1, 2005 to January 31, 2005, the period February 1, 2005 to March 31, 2005 and the three months ended March 31, 2006, revenues were derived from the following services:

	Predecessor Entity	Successor Entity
	January 1 to January 31, 2005	February 1 to March 31, 2005	Three Months Ended March 31, 2006
Lease	$63,727	$126,335	$189,825
Channel	22,261	38,067	48,632
Managed solutions	7,303	17,338	31,330
Mobile satellite services and other	4,626	13,517	10,659

Total	$97,917	$195,257	$280,446

Note 14 Related Party Transactions

(a) Shareholders agreement

The shareholders of Intelsat Holdings, including recipients of restricted stock awards of Intelsat Holdings, entered into a shareholders agreement relating to Intelsat Holdings on January 28, 2005. The shareholders agreement and the by-laws of Intelsat Holdings provide, among other things, for the governance of Intelsat Holdings and its subsidiaries and provide specific rights to and limitations upon the holders of Intelsat Holdings’ share capital with respect to shares held by such holders.

(b) Monitoring fee agreement and transaction fee

In connection with the closing of the Acquisition Transactions, Intelsat Bermuda entered into a monitoring fee agreement (“MFA”) with Intelsat Holdings and the Sponsors, or affiliates of, or entities advised by, designated by or associated with, the Sponsors, as the case may be (collectively, the “MFA parties”), pursuant to which the MFA parties provide certain monitoring, advisory and consulting services to Intelsat. Pursuant to the MFA, Intelsat Sub Holdco is obligated to pay an annual fee equal to the greater of $6,250 and 1.25% of adjusted EBITDA (as defined in the indenture governing the $1,000,000 of Floating Rate Senior Notes due 2012, the $875,000 of 8 1/4% Senior Notes due 2013 and the $675,000 of 8 5/8% Senior Notes due 2015, referred to collectively as the acquisition finance notes), and to reimburse the MFA parties for their out-of-pocket expenses. Intelsat Sub Holdco has also agreed to indemnify the MFA parties and their directors, officers, employees, agents and representatives for losses relating to the services contemplated by the MFA and the engagement of the MFA parties pursuant to, and the performance by them of the services contemplated by, the MFA. To the extent permitted by the agreements and indentures governing indebtedness of Intelsat Sub Holdco and its subsidiaries, on a change of control or qualified initial public offering, the Sponsors may at their option receive a lump sum payment equal to the then present value of all then current and future monitoring fees payable, assuming a termination date of January 28, 2017. Intelsat recorded expense for services associated with these fees of $9,501 during the period January 1, 2005 to January 31, 2005, $2,041 during the period February 1, 2005 to March 31, 2005 and $3,000 during the three months ended March 31, 2006.

INTELSAT, LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

(in thousands, except percentages)

As payment for certain structuring and advisory services rendered, Intelsat paid an aggregate transaction and advisory fee of $50,000 to the MFA parties upon the closing of the Acquisition Transactions. On May 13, 2005, the MFA parties waived a portion of the annual fee they were entitled to receive under the MFA with respect to fiscal year 2004.

(c) Sponsor investment

In April 2005, SkyTerra Communications, Inc. (“SkyTerra”), an affiliate of Apollo, one of the Sponsors, indirectly acquired 50% of the Class A units of Hughes Network Systems, LLC (“HNS”), one of the Company’s corporate network services customers. On December 31, 2005, Hughes Communications, Inc. (“Hughes Communications”) acquired these Class A units pursuant to a separation agreement under which SkyTerra contributed to Hughes Communications certain of SkyTerra’s assets and liabilities, including the 50% Class A membership interest in HNS owned at that time by SkyTerra. On January 1, 2006, Hughes Communications acquired the remaining 50% of HNS Class A membership interests. On February 21, 2006, SkyTerra and Hughes Communications separated into two publicly owned companies when SkyTerra, which then owned all of the outstanding shares of Hughes Communications common stock, distributed those shares to each holder of SkyTerra’s common, non-voting common and preferred stock and its Series 1-A and 2-A warrants. As a result of the distribution, Apollo, the controlling stockholder of SkyTerra, became the controlling stockholder of Hughes Communications.

(d) Dividends

On February 11, 2005, Intelsat and one of its subsidiaries, Zeus Special Subsidiary Limited, which we refer to as Finance Co., issued the 9 1/4% Senior Discount Notes due 2015, referred to as the discount notes, which yielded $305,348 in proceeds. Following certain transactions, including the amalgamation of Finance Co. with Intelsat Bermuda, which are referred to collectively as the Transfer Transactions, and discussed in more detail in Note 13 to the audited consolidated financial statements included in Intelsat’s Form 10-K, these proceeds were distributed by Intelsat Bermuda to its parent, Intelsat. This distribution plus other cash on hand, was distributed by Intelsat to Intelsat Holdings, for a total distribution of $305,913. Intelsat Holdings used those funds to repurchase a portion of the outstanding preferred shares of Intelsat Holdings, some of which were held by certain members of Intelsat management.

Note 15 Supplemental Consolidating Financial Information

In connection with the Acquisition Transactions and subsequent amalgamations, Intelsat Sub Holdco issued $2.55 billion of acquisition finance notes. The acquisition finance notes are fully and unconditionally guaranteed, jointly and severally, by the Company, its wholly owned direct subsidiary, Intelsat Bermuda (Parent Guarantor), and certain other wholly owned indirect subsidiaries of the Company (the Subsidiary Guarantors).

On February 11, 2005, Intelsat and Finance Co. issued $478,700 in aggregate principal amount at maturity of 9 1/4% senior discount notes due 2015 yielding approximately $305 million net proceeds at issuance. On March 3, 2005, Intelsat Bermuda transferred substantially all of its assets to Intelsat Subsidiary Holding and Intelsat Subsidiary Holding assumed substantially all of the then-existing liabilities of Intelsat Bermuda. Following these transactions, Finance Co.

INTELSAT, LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

(in thousands, except percentages)

was amalgamated with Intelsat Bermuda, and Intelsat Bermuda became an obligor on the senior discount notes. Intelsat Bermuda is a wholly owned subsidiary of Intelsat, a co-obligor of the senior discount notes. On July 3, 2006, Intelsat Bermuda transferred the obligation to pay the 9 1/4% senior discount notes to its wholly owned subsidiary, Intelsat Intermediate Holding Company, Ltd., Intelsat Intermediate Holding Company, Ltd. became an obligor on the senior discount notes and Intelsat Bermuda became a guarantor of the senior discount notes.

Separate financial statements of the Parent Guarantors and the Subsidiary Guarantors are not presented because management believes that such financial statements would not be material to investors.

Investments in subsidiaries in the following condensed consolidating financial information are accounted for under the equity method of accounting. Consolidating adjustments include the following:

•	Elimination of investment in subsidiaries;

•	Elimination of intercompany accounts;

•	Elimination of intercompany sales between guarantor and non-guarantor subsidiaries; and

•	Elimination of equity in earnings of subsidiaries.

INTELSAT, LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

(in thousands, except percentages)

INTELSAT, LTD. AND SUBSIDIARIES

UNAUDITED CONSOLIDATING BALANCE SHEET

AS OF MARCH 31, 2006

(in thousands)

	(1)(2) Intelsat, Ltd.	Intelsat Bermuda	Subholdco	(3) Subholdco Guarantor Subsidiaries	Subholdco Non-Guarantor Subsidiaries	Eliminations	Consolidated
ASSETS:
Current assets:
Cash and cash equivalents	$57,983	$—	$287,953	$17,173	$13,069	$(17,173)	$359,005
Receivables	—	—	168,706	167,880	23,922	(165,253)	195,255
Deferred income taxes	—	—	6,334	6,334	4,418	(6,334)	10,752
Intercompany receivables	—	—	1,013,534	—	—	(1,013,534)	—

Total current assets	57,983	—	1,476,527	191,387	41,409	(1,202,294)	565,012
Satellites and other property and equipment, net	—	—	3,161,779	3,158,332	47,666	(3,158,332)	3,209,445
Amortizable intangible assets, net	—	—	483,912	—	—	—	483,912
Non-amortizable intangible assets, net	—	—	560,000	—	—	—	560,000
Goodwill	—	—	111,388	—	—	—	111,388
Investment in affiliate	2,092,150	2,430,968	(46,588)	(46,588)	—	(4,396,282)	33,660
Other assets	3,391	13,514	175,884	81,377	8,532	(84,002)	198,696

Total assets	$2,153,524	2,444,482	$5,922,902	$3,384,508	$97,607	$(8,840,910)	$5,162,113

LIABILITIES AND SHAREHOLDER’S EQUITY (DEFICIT)
Current liabilities:
Current portion of long-term debt	$—	$—	$16,039	$12,539	$—	$(12,539)	$16,039
Accounts payable and accrued liabilities	57,900	650	222,882	138,710	14,475	(138,711)	295,906
Deferred satellite performance incentives	—	—	7,852	7,852	—	(7,852)	7,852
Deferred revenue	—	—	21,177	21,177	1,840	(21,177)	23,017
Intercompany payables	849,683	13,265	—	593,844	150,586	(1,607,378)	—

Total current liabilities	907,583	13,915	267,950	774,122	166,901	(1,787,657)	342,814
Long-term debt, net of current portion	1,531,611	338,417	2,925,661	33,536	—	(33,536)	4,795,689
Deferred satellite performance incentives, net of current portion	—	—	34,945	34,945	—	(34,945)	34,945
Deferred revenue, net of current portion	—	—	143,686	143,686	—	(143,686)	143,686
Accrued retirement benefits	—	—	108,492	108,492	—	(108,492)	108,492
Other long-term liabilities	4,872	—	11,200	14,526	10,955	(14,524)	27,029

Total liabilities	2,444,066	352,332	3,491,934	1,109,307	177,856	(2,122,840)	5,452,655

Shareholder’s equity (deficit):
Ordinary shares	12	—	12	—	25	(37)	12
Other shareholder’s equity (deficit)	(290,554)	2,092,150	2,430,956	2,275,201	(80,274)	(6,718,033)	(290,554)

Total shareholder’s equity (deficit)	(290,542)	2,092,150	2,430,968	2,275,201	(80,249)	(6,718,070)	(290,542)

Total liabilities and shareholder’s equity (deficit)	$2,153,524	2,444,482	$5,922,902	$3,384,508	$97,607	$(8,840,910)	$5,162,113

Notes

(1)	Intelsat, Ltd. and Intelsat Bermuda are parent guarantors to the $2.55 billion Acquisition Finance Notes issued by Sub Holdco. Intelsat Intermediate Holding Company, Ltd. became a guarantor of the Acquisition Finance Notes on July 3, 2006. The parent guarantors are in addition to the subsidiary guarantors.
(2)	Intelsat Bermuda was the issuer of the $478,700 senior discount notes and Intelsat, Ltd. is a co-obligor for these notes. On July 3, 2006, Intelsat Bermuda transferred the obligation to pay the senior discount notes to its wholly owned subsidiary, Intelsat Intermediate Holding Company, Ltd., Intelsat Intermediate Holding Company, Ltd. became an obligor on the senior discount notes and Intelsat Bermuda became a guarantor of the senior discount notes. The senior discount notes are not guaranteed by Sub Holdco or any of Intelsat Bermuda’s direct or indirect subsidiaries.
(3)	Subsidiary Guarantors are guarantors to the $2.55 billion of Acquisition Finance Notes issued by Sub Holdco.

(Certain totals may not add due to the effects of rounding)

INTELSAT, LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

(in thousands, except percentages)

INTELSAT, LTD. AND SUBSIDIARIES

CONSOLIDATING BALANCE SHEET

AS OF DECEMBER 31, 2005

(in thousands)

	(1)(2) Intelsat, Ltd.	Intelsat Bermuda	Subholdco	(3) Subholdco Guarantor Subsidiaries	Subholdco Non- Guarantor Subsidiaries	Eliminations	Consolidated
ASSETS:
Current assets:
Cash and cash equivalents	$65	$—	$341,204	$7,501	$18,801	$(7,501)	$360,070
Receivables	—	—	172,171	171,304	30,680	(170,703)	203,452
Deferred income taxes	—	—	6,334	6,334	4,418	(6,334)	10,752
Intercompany receivables	—	—	1,005,471	—	—	(1,005,471)	—

Total current assets	65	—	1,525,180	185,139	53,899	(1,190,009)	574,274
Satellites and other property and equipment, net	—	—	3,277,809	3,274,112	49,531	(3,274,111)	3,327,341
Amortizable intangible assets, net	—	—	493,263	—	—	—	493,263
Non-amortizable intangible assets, net	—	—	560,000	—	—	—	560,000
Goodwill	—	—	111,388	—	—	—	111,388
Investment in affiliate	2,187,132	2,518,357	(40,267)	(40,267)	—	(4,585,024)	39,931
Other assets	725	12,864	167,990	78,307	7,271	(78,910)	188,247

Total assets	$2,187,922	$2,531,221	$6,095,363	$3,497,291	$110,701	$(9,128,054)	$5,294,444

LIABILITIES AND SHAREHOLDER’S EQUITY (DEFICIT)
Current liabilities:
Current portion of long-term debt	$—	$—	$11,097	$7,597	$—	$(7,597)	$11,097
Accounts payable and accrued liabilities	28,938	—	288,043	159,779	15,927	(159,780)	332,907
Deferred satellite performance incentives	—	—	7,418	7,418	—	(7,418)	7,418
Deferred revenue	—	—	23,518	23,518	6,625	(23,518)	30,143
Intercompany payables	834,820	13,265	—	465,619	157,386	(1,471,090)	—

Total current liabilities	863,758	13,265	330,076	663,931	179,938	(1,669,403)	381,565
Long-term debt, net of current portion	1,524,943	330,823	2,934,250	40,375	—	(40,375)	4,790,016
Deferred satellite performance incentives, net of current portion	—	—	36,027	36,027	—	(36,027)	36,027
Deferred revenue, net of current portion	—	—	157,580	157,580	—	(157,580)	157,580
Accrued retirement benefits	—	—	107,778	107,778	—	(107,778)	107,778
Other long-term liabilities	5,486	—	11,296	14,623	10,960	(14,622)	27,743

Total liabilities	2,394,187	344,088	3,577,007	1,020,314	190,898	(2,025,785)	5,500,709

Shareholder’s equity (deficit):
Ordinary shares	12	—	12	—	25	(37)	12
Other shareholder’s equity (deficit)	(206,277)	2,187,133	2,518,344	2,476,977	(80,222)	(7,102,232)	(206,277)

Total shareholder’s equity (deficit)	(206,265)	2,187,133	2,518,356	2,476,977	(80,197)	(7,102,269)	(206,265)

Total liabilities and shareholder’s equity (deficit)	$2,187,922	$2,531,221	$6,095,363	$3,497,291	$110,701	$(9,128,054)	$5,294,444

Notes

(1)	Intelsat, Ltd. and Intelsat Bermuda are parent guarantors to the $2.55 billion Acquisition Finance Notes issued by Sub Holdco. Intelsat Intermediate Holding Company, Ltd. became a guarantor of the Acquisition Finance Notes on July 3, 2006. The parent guarantors are in addition to the subsidiary guarantors.
(2)	Intelsat Bermuda was the issuer of the $478,700 senior discount notes and Intelsat, Ltd. is a co-obligor for these notes. On July 3, 2006, Intelsat Bermuda transferred the obligation to pay the senior discount notes to its wholly owned subsidiary, Intelsat Intermediate Holding Company, Ltd., Intelsat Intermediate Holding Company, Ltd. became an obligor on the senior discount notes and Intelsat Bermuda became a guarantor of the senior discount notes. The senior discount notes are not guaranteed by Sub Holdco or any of Intelsat Bermuda’s direct or indirect subsidiaries.
(3)	Subsidiary Guarantors are guarantors to the $2.55 billion of Acquisition Finance Notes issued by Sub Holdco.

(Certain totals may not add due to the effects of rounding)

INTELSAT, LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

(in thousands, except percentages)

INTELSAT, LTD. AND SUBSIDIARIES

UNAUDITED CONSOLIDATING STATEMENT OF OPERATIONS

FOR THE THREE MONTHS ENDED MARCH 31, 2006

(in thousands)

	(1)(2) Intelsat, Ltd.	Intelsat Bermuda	Subholdco	(3) Subholdco Guarantor Subsidiaries	Subholdco Non-Guarantor Subsidiaries	Eliminations	Consolidated
Revenue	$—	$—	$260,379	$260,379	$51,584	$(291,896)	$280,446

Operating expenses:
Direct cost of revenue	—	—	62,324	293,897	44,354	(345,464)	55,111
Selling, general and administrative	9,364	—	7,262	2,302	3,138	17,748	39,814
Depreciation and amortization	—	—	152,558	142,956	2,046	(142,956)	154,604

Total operating expenses	9,364	—	222,144	439,155	49,538	(470,672)	249,529

Income (loss) from operations	(9,364)	—	38,235	(178,776)	2,046	178,776	30,917
Interest expense	46,774	7,594	69,512	27,927	2,634	(44,968)	109,473
Interest income	285	—	19,977	17,067	131	(34,108)	3,352
Subsidiary income (loss)	(34,257)	(26,665)	(51)	(51)	—	61,024	—
Other income (expense), net	—	—	(5,697)	(5,694)	286	5,694	(5,411)

Income (loss) before income taxes	(90,110)	(34,259)	(17,048)	(195,381)	(171)	256,354	(80,615)
Provision for income taxes	—	—	9,616	9,374	(121)	(9,374)	9,495

Net income (loss)	$(90,110)	$(34,259)	$(26,664)	$(204,755)	$(50)	$265,728	$(90,110)

Notes

(1)	Intelsat, Ltd. and Intelsat Bermuda are parent guarantors to the $2.55 billion Acquisition Finance Notes issued by Sub Holdco. Intelsat Intermediate Holding Company, Ltd. became a guarantor of the Acquisition Finance Notes on July 3, 2006. The parent guarantors are in addition to the subsidiary guarantors.
(2)	Intelsat Bermuda was the issuer of the $478,700 senior discount notes and Intelsat, Ltd. is a co-obligor for these notes. On July 3, 2006, Intelsat Bermuda transferred the obligation to pay the senior discount notes to its wholly owned subsidiary, Intelsat Intermediate Holding Company, Ltd., Intelsat Intermediate Holding Company, Ltd. became an obligor on the senior discount notes and Intelsat Bermuda became a guarantor of the senior discount notes. The senior discount notes are not guaranteed by Sub Holdco or any of Intelsat Bermuda’s direct or indirect subsidiaries.
(3)	Subsidiary Guarantors are guarantors to the $2.55 billion of Acquisition Finance Notes issued by Sub Holdco.

(Certain totals may not add due to the effects of rounding)

INTELSAT, LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

(in thousands, except percentages)

INTELSAT, LTD. AND SUBSIDIARIES

UNAUDITED CONSOLIDATING STATEMENT OF OPERATIONS

FOR THE PERIOD FEBRUARY 1, 2005 TO MARCH 31, 2005

(in thousands)

	(1)(2) Intelsat, Ltd.	Intelsat Bermuda	Subholdco	(3) Subholdco Guarantor Subsidiaries	Subholdco Non-Guarantor Subsidiaries	Eliminations	Consolidated
Revenue	$—	$—	$176,508	$176,508	$40,913	$(198,672)	$195,257
Operating expenses:
Direct cost of revenue	—	—	34,855	199,169	36,869	(227,056)	43,837
Selling, general and administrative	3,824	—	15,133	3,750	1,800	1,974	26,481
Depreciation and amortization	—	—	94,355	92,288	1,598	(92,288)	95,953

Total operating expenses	3,824	—	144,343	295,207	40,267	(317,370)	166,271

Income (loss) from operations	(3,824)	—	32,165	(118,699)	646	118,698	28,986
Interest expense	29,869	3,832	39,877	17,876	1,565	(25,055)	67,964
Interest income	94	—	7,910	6,536	218	(13,666)	1,092
Subsidiary income (loss)	(8,326)	(4,494)	(1,286)	(1,286)	—	15,392	—
Other income (expense), net	—	—	(460)	(100)	56	51	(453)

Income (loss) before income taxes	(41,925)	(8,326)	(1,548)	(131,425)	(645)	145,530	(38,339)
Provision for income taxes	—	—	2,944	1,036	642	(1,036)	3,586

Net income (loss)	$(41,925)	$(8,326)	$(4,492)	$(132,461)	$(1,287)	$146,566	$(41,925)

Notes

(1)	Intelsat, Ltd. and Intelsat Bermuda are parent guarantors to the $2.55 billion Acquisition Finance Notes issued by Sub Holdco. Intelsat Intermediate Holding Company, Ltd. became a guarantor of the Acquisition Finance Notes on July 3, 2006. The parent guarantors are in addition to the subsidiary guarantors.
(2)	Intelsat Bermuda was the issuer of the $478,700 senior discount notes and Intelsat, Ltd. is a co-obligor for these notes. On July 3, 2006, Intelsat Bermuda transferred the obligation to pay the senior discount notes to its wholly owned subsidiary, Intelsat Intermediate Holding Company, Ltd., Intelsat Intermediate Holding Company, Ltd. became an obligor on the senior discount notes and Intelsat Bermuda became a guarantor of the senior discount notes. The senior discount notes are not guaranteed by Sub Holdco or any of Intelsat Bermuda’s direct or indirect subsidiaries.
(3)	Subsidiary Guarantors are guarantors to the $2.55 billion of Acquisition Finance Notes issued by Sub Holdco.

(Certain totals may not add due to the effects of rounding)

INTELSAT, LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

(in thousands, except percentages)

INTELSAT, LTD. AND SUBSIDIARIES

UNAUDITED CONSOLIDATING STATEMENT OF OPERATIONS

FOR THE PERIOD JANUARY 1, 2005 TO JANUARY 31, 2005

(in thousands)

	(1)(2) Intelsat, Ltd.	Subholdco	(3) Subholdco Guarantor Subsidiaries	Subholdco Non-Guarantor Subsidiaries	Eliminations	Consolidated
Revenue	$—	$86,449	$86,449	$19,524	$(94,505)	$97,917

Operating expenses:
Direct cost of revenue	—	31,833	98,769	15,545	(119,208)	26,939
Selling, general and administrative	47,584	(5,421)	(5,421)	897	17,804	55,443
Depreciation and amortization	—	38,384	37,924	800	(37,924)	39,184
Impairment of asset value	—	69,227	69,227	—	(69,227)	69,227
Restructuring costs	—	263	263	—	(263)	263

Total operating expenses	47,584	134,286	200,762	17,242	(208,818)	191,056

Income (loss) from operations	(47,584)	(47,837)	(114,313)	2,282	114,313	(93,139)
Interest expense	12,685	553	553	3	(553)	13,241
Interest income	191	—	—	—	—	191
Subsidiary income (loss)	(49,648)	2,011	2,011	—	45,626	—
Other income (expense), net	—	734	734	77	(682)	863

Income (loss) before income taxes	(109,726)	(45,645)	(112,121)	2,356	159,810	(105,326)
Provision for income taxes	—	4,052	462	348	(462)	4,400

Net income (loss)	$(109,726)	$(49,697)	$(112,583)	$2,008	$160,272	$(109,726)

Notes

(1)	Intelsat, Ltd. and Intelsat Bermuda are parent guarantors to the $2.55 billion Acquisition Finance Notes issued by Sub Holdco. Intelsat Intermediate Holding Company, Ltd. became a guarantor of the Acquisition Finance Notes on July 3, 2006. The parent guarantors are in addition to the subsidiary guarantors.
(2)	Intelsat Bermuda was the issuer of the $478,700 senior discount notes and Intelsat, Ltd. is a co-obligor for these notes. On July 3, 2006, Intelsat Bermuda transferred the obligation to pay the senior discount notes to its wholly owned subsidiary, Intelsat Intermediate Holding Company, Ltd., Intelsat Intermediate Holding Company, Ltd. became an obligor on the senior discount notes and Intelsat Bermuda became a guarantor of the senior discount notes. The senior discount notes are not guaranteed by Sub Holdco or any of Intelsat Bermuda’s direct or indirect subsidiaries.
(3)	Subsidiary Guarantors are guarantors to the $2.55 billion of Acquisition Finance Notes issued by Sub Holdco.

(Certain totals may not add due to the effects of rounding)

INTELSAT, LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

(in thousands, except percentages)

INTELSAT, LTD. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

FOR THE THREE MONTHS ENDED MARCH 31, 2006

(in thousands)

	(1)(2) Intelsat, Ltd.	Intelsat Bermuda	Subholdco	(3) Subholdco Guarantor Subsidiaries	Subholdco Non-Guarantor Subsidiaries	Eliminations	Consolidated
Cash flows from operating activities	$(19,334)	$—	$42,526	$43,381	$28,122	$(70,206)	$24,489

Cash flows from investing activities:
Payments for satellites and other property and equipment	—	—	(21,299)	(21,299)	(180)	21,299	(21,479)
Advances to/from subsidiaries, net	13,552	—	(6,483)	(9,865)	(33,894)	36,690	—
Investment in subsidiaries	63,700	63,700	—	—	—	(127,400)	—

Net cash used in investing activities	77,252	63,700	(27,782)	(31,164)	(34,074)	(69,411)	(21,479)

Cash flows from financing activities:
Repayments of long-term debt	—	—	(1,750)	—	—	—	(1,750)
Principal payment on deferred satellite performance incentives	—	—	(648)	(648)	—	648	(648)
Principal payments on capital lease obligations	—	—	(1,897)	(1,897)	—	1,897	(1,897)
Dividends to shareholder	—	(63,700)	(63,700)	—	—	127,400	—

Net cash provided by (used in) financing activities	—	(63,700)	(67,995)	(2,545)	—	129,945	(4,295)
Effect of exchange rate changes on cash	—	—	—	—	220	—	220

Net change in cash and cash equivalents	57,918	—	(53,251)	9,672	(5,732)	(9,672)	(1,065)
Cash and cash equivalents, beginning of period	65	—	341,204	7,501	18,801	(7,501)	360,070

Cash and cash equivalents, end of period	$57,983	$—	$287,953	$17,173	$13,069	$(17,173)	$359,005

Notes

(1)	Intelsat, Ltd. and Intelsat Bermuda are parent guarantors to the $2.55 billion Acquisition Finance Notes issued by Sub Holdco. Intelsat Intermediate Holding Company, Ltd. became a guarantor of the Acquisition Finance Notes on July 3, 2006. The parent guarantors are in addition to the subsidiary guarantors.
(2)	Intelsat Bermuda was the issuer of the $478,700 senior discount notes and Intelsat, Ltd. is a co-obligor for these notes. On July 3, 2006, Intelsat Bermuda transferred the obligation to pay the senior discount notes to its wholly owned subsidiary, Intelsat Intermediate Holding Company, Ltd., Intelsat Intermediate Holding Company, Ltd. became an obligor on the senior discount notes and Intelsat Bermuda became a guarantor of the senior discount notes. The senior discount notes are not guaranteed by Sub Holdco or any of Intelsat Bermuda’s direct or indirect subsidiaries.
(3)	Subsidiary Guarantors are guarantors to the $2.55 billion of Acquisition Finance Notes issued by Sub Holdco.

(Certain totals may not add due to the effects of rounding)

INTELSAT, LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

(in thousands, except percentages)

INTELSAT, LTD. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

FOR THE PERIOD FEBRUARY 1, 2005 TO MARCH 31, 2005

(in thousands)

	(1)(2) Intelsat, Ltd.	Intelsat Bermuda	Subholdco	(3) Subholdco Guarantor Subsidiaries	Subholdco Non- Guarantor Subsidiaries	Eliminations	Consolidated
Cash flows from operating activities	$(23,073)	$—	$103,711	$84,731	$13,959	$(84,781)	$94,547

Cash flows from investing activities:
Payments for satellites and other property and equipment	—	—	(5,255)	(5,255)	—	5,255	(5,255)
Advances to/from subsidiaries, net	223,798	—	(223,032)	(98,304)	(766)	98,304	—
Investment in subsidiaries	305,348	—	—	—	—	(305,348)	—
Proceeds from insurance receivable	—	—	19,759	19,759	—	(19,759)	19,759

Net cash used in investing activities	529,146	—	(208,528)	(83,800)	(766)	(221,548)	14,504

Cash flows from financing activities:
Repayments of long-term debt	(200,000)	—	(875)	—	—	—	(200,875)
Proceeds from bond issuance	—	305,348	—	—	—	—	305,348
Proceeds from credit facility borrowings	—	—	200,000	—	—	—	200,000
Principal payment on deferred satellite performance incentives	—	—	(771)	(771)	—	771	(771)
Principal payments on capital lease obligations	—	—	(1,809)	(1,809)	—	1,809	(1,809)
Dividends to shareholder	(305,913)	(305,348)	—	—	—	305,348	(305,913)

Net cash provided by (used in) financing activities	(505,913)	—	196,545	(2,580)	—	307,928	(4,020)
Effect of exchange rate changes on cash	—	—	—	—	(46)	—	(46)

Net change in cash and cash equivalents	160	—	91,728	(1,649)	13,147	1,599	104,985
Cash and cash equivalents, beginning of period	57	—	189,438	9,295	5,137	(9,245)	194,682

Cash and cash equivalents, end of period	$217	$—	$281,166	$7,646	$18,284	$(7,646)	$299,667

Notes

(1)	Intelsat, Ltd. and Intelsat Bermuda are parent guarantors to the $2.55 billion Acquisition Finance Notes issued by Sub Holdco. Intelsat Intermediate Holding Company, Ltd. became a guarantor of the Acquisition Finance Notes on July 3, 2006. The parent guarantors are in addition to the subsidiary guarantors.
(2)	Intelsat Bermuda was the issuer of the $478,700 senior discount notes and Intelsat, Ltd. is a co-obligor for these notes. On July 3, 2006, Intelsat Bermuda transferred the obligation to pay the senior discount notes to its wholly owned subsidiary, Intelsat Intermediate Holding Company, Ltd., Intelsat Intermediate Holding Company, Ltd. became an obligor on the senior discount notes and Intelsat Bermuda became a guarantor of the senior discount notes. The senior discount notes are not guaranteed by Sub Holdco or any of Intelsat Bermuda’s direct or indirect subsidiaries.
(3)	Subsidiary Guarantors are guarantors to the $2.55 billion of Acquisition Finance Notes issued by Sub Holdco.

(Certain totals may not add due to the effects of rounding)

INTELSAT, LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

(in thousands, except percentages)

INTELSAT, LTD. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

FOR THE PERIOD JANUARY 1, 2005 TO JANUARY 31, 2005

(in thousands)

	(1)(2) Intelsat, Ltd.	Subholdco	(3) Subholdco Guarantor Subsidiaries	Subholdco Non-Guarantor Subsidiaries	Eliminations	Consolidated
Cash flows from operating activities	$(8,085)	$61,087	$42,008	$1,813	$(85,439)	$11,384

Cash flows from investing activities:
Payments for satellites and other property and equipment	—	(953)	(953)	—	953	(953)
Advances to/from subsidiaries, net	(5,133)	5,133	—	—	—	—
Investment in subsidiaries	(155,800)	155,800	—	—	—	—
Proceeds from insurance receivable	38,561	(38,561)	(38,561)	—	77,122	38,561

Net cash provided by (used in) investing activities	(122,372)	121,419	(39,514)	—	78,075	37,608

Cash flows from financing activities:
Principal payment on deferred satellite performance incentives	—	(475)	(475)	—	475	(475)

Net cash provided by (used in) financing activities	—	(475)	(475)	—	475	(475)
Effect of exchange rate changes on cash	—	—	—	(75)	—	(75)

Net change in cash and cash equivalents	(130,457)	182,031	2,019	1,738	(6,889)	48,442
Cash and cash equivalents, beginning of period	130,514	7,407	7,276	3,399	(7,276)	141,320

Cash and cash equivalents, end of period	$57	$189,438	$9,295	$5,137	$(14,165)	$189,762

Notes

(1)	Intelsat, Ltd. and Intelsat Bermuda are parent guarantors to the $2.55 billion Acquisition Finance Notes issued by Sub Holdco. Intelsat Intermediate Holding Company, Ltd. became a guarantor of the Acquisition Finance Notes on July 3, 2006. The parent guarantors are in addition to the subsidiary guarantors.
(2)	Intelsat Bermuda was the issuer of the $478,700 senior discount notes and Intelsat, Ltd. is a co-obligor for these notes. On July 3, 2006, Intelsat Bermuda transferred the obligation to pay the senior discount notes to its wholly owned subsidiary, Intelsat Intermediate Holding Company, Ltd., Intelsat Intermediate Holding Company, Ltd. became an obligor on the senior discount notes and Intelsat Bermuda became a guarantor of the senior discount notes. The senior discount notes are not guaranteed by Sub Holdco or any of Intelsat Bermuda’s direct or indirect subsidiaries.
(3)	Subsidiary Guarantors are guarantors to the $2.55 billion of Acquisition Finance Notes issued by Sub Holdco.

(Certain totals may not add due to the effects of rounding)

INTELSAT, LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

(in thousands, except percentages)

Note 16 Subsequent Event

PanAmSat Acquisition Transactions

On May 25, 2006, the United States Department of Justice (“DOJ”) informed us that it was closing its antitrust investigation of Intelsat Bermuda’s proposed acquisition of PanAmSat Holding Corporation, acting under the Hart-Scott-Rodino Antitrust Improvement Acts of 1976, as amended. In addition, the DOJ stated that it was not seeking to condition, or otherwise commenting on, the proposed acquisition.

On June 19, 2006, the United States Federal Communications Commission (“FCC”) approved Intelsat Bermuda’s proposed acquisition of PanAmSat Holding Corporation. No other regulatory approvals are required, in the United States or elsewhere, prior to the closing of the acquisition.

On July 3, 2006, Intelsat Bermuda completed the previously announced acquisition of PanAmSat Holding Corporation (“PanAmSat Holdco”), pursuant to a Merger Agreement, dated as of August 28, 2005, by and among Intelsat Bermuda, Proton Acquisition Corporation and PanAmSat Holdco (the “Merger Agreement”). Pursuant to the Merger Agreement, Proton Acquisition Corporation merged with and into PanAmSat Holdco, with PanAmSat Holdco surviving the merger, and each share of common stock of PanAmSat Holdco was converted into the right to receive $25.00, plus approximately $0.00927 in respect of a pro rata quarterly dividend, in cash without interest.

As a result of the completion of the acquisition, PanAmSat Holdco became 100% owned by Intelsat Bermuda. Following the completion of the acquisition, the name of PanAmSat Holdco was changed to Intelsat Holding Corporation and the name of PanAmSat Opco (as defined hereinafter) was changed to Intelsat Corporation.

The acquisition was financed by an issuance by Intelsat Bermuda of Senior Notes due 2013 and 2016 in an aggregate principal amount of $2.34 billion (the “Intelsat Notes”), a $600 million borrowing by Intelsat Bermuda under a Senior Bridge Loan Credit Agreement, dated as of July 3, 2006, by and between Intelsat Bermuda and lenders, an issuance by PanAmSat Corporation (“PanAmSat Opco”), a wholly owned subsidiary of PanAmSat Holdco, of 9% Senior Notes due 2016 in an aggregate principal amount of $575 million (the “PanAmSat Notes”), and cash on hand at Intelsat Bermuda, PanAmSat Opco and their respective affiliates.

The Intelsat Notes consist of $750 million in aggregate principal amount of 9 1/4% Senior Notes due 2016 that are guaranteed by Intelsat, Ltd. and certain subsidiaries of Intelsat Bermuda (the “Guaranteed Notes”), $260 million in aggregate principal amount of Floating Rate Senior Notes due 2013 (the “Floating Rate Notes”) and $1,330 million in aggregate principal amount of 11 1/4% Senior Notes due 2016 (the “2016 Notes”) which together with the Floating Rate Notes, represent the “Non-Guaranteed Notes”). The Non-Guaranteed Notes are not guaranteed by any of the subsidiaries of Intelsat Bermuda, but these notes are guaranteed by Intelsat, Ltd. The Floating Rate Notes bear interest at LIBOR plus 600 basis points (11.64% interest rate as of July 3, 2006).

Borrowings under the Senior Bridge Loan Credit Agreement are unsecured and not guaranteed by any other entities. If the loans outstanding under the Senior Bridge Loan Credit

INTELSAT, LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

(in thousands, except percentages)

Agreement are not repaid within one year after the date of borrowing (the “Initial Maturity Date”), the loans will be automatically exchanged for Exchange Notes in the same amount maturing ten years after the date of borrowing. The Exchange Notes are to be issued by Intelsat Bermuda pursuant to a form of indenture attached to the Senior Bridge Loan Credit Agreement. Holders of the Exchange Notes will have registration rights. The Senior Bridge Loan Credit Agreement contains substantially the same covenants and events of default as the Non-Guaranteed Notes Indenture.

Borrowings under the Senior Bridge Loan Credit Agreement bear interest at the LIBOR rate in effect from time to time plus 600 basis points. In no event will such interest rate exceed 11.25%.

Also in connection with the acquisition, Intelsat Subsidiary Holding Company, Ltd. (as borrower) and Intelsat Intermediate Holding Company, Ltd. (as guarantor), each an indirect wholly owned subsidiary of Intelsat, Ltd., entered into a new Credit Agreement (the “New Sub Holdco Credit Agreement”), dated as of July 3, 2006.

The New Sub Holdco Credit Agreement includes a $344.75 million Tranche B Term Loan facility with a seven year maturity and a $300 million Revolving Credit facility with a six-year maturity. Up to $200 million of the revolving credit facility is available for issuance of letters of credit. Additionally, up to $35 million of the revolving credit facility is available for swingline loans. Both the face amount of any outstanding letters of credit and any swingline loans reduce availability under the revolving credit facility on a dollar for dollar basis. The revolving credit facility is available on a revolving basis during the period beginning on the closing date of the Acquisition and the initial funding of the credit facilities and terminating six years later.

The interest rates for the borrowings under the New Sub Holdco Credit Agreement range from the LIBOR Rate plus 2.00% to the LIBOR Rate plus 2.25%, or the ABR plus 1.00% to the ABR plus 1.25%, depending on certain financial measures. The ABR and LIBOR are determined as specified in the New Sub Holdco Credit Agreement. The initial interest rate under the Tranche B Term loan is 7.75%.

Obligations under the New Sub Holdco Credit Agreement were guaranteed by certain of Intelsat’s subsidiaries, as well as by Intelsat Intermediate Holding Company, Ltd., and secured by a perfected first priority security interest to the extent legally permissible in substantially all of the tangible and intangible assets of the borrower and guarantors, with certain agreed exceptions.

In connection the acquisition, the Company’s previous credit agreement was terminated without penalty and all outstanding balances, plus accrued interest, were paid to the previous credit facility lenders on July 3, 2006.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of PanAmSat Holding Corporation

We have audited the accompanying consolidated balance sheets of PanAmSat Holding Corporation and subsidiaries (the “Company”) as of December 31, 2004 and 2005, and the related consolidated statements of operations, changes in stockholders’ equity and comprehensive income (loss), and of cash flows for each of the three years in the period ended December 31, 2005. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of PanAmSat Holding Corporation and subsidiaries as of December 31, 2004 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

/s/    DELOITTE & TOUCHE LLP

Stamford, Connecticut

March 10, 2006

(July 20, 2006 as to Note 20)

PANAMSAT HOLDING CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share data)

	Year Ended December 31,
	2003	2004	2005
REVENUES:
Operating leases, satellite services and other	$814,006	$811,124	$847,149
Outright sales and sales-type leases	17,005	15,946	13,854

Total revenues	831,011	827,070	861,003

OPERATING COSTS AND EXPENSES:
Cost of outright sales and sales-type leases	—	2,224	(4,303)
Depreciation and amortization	312,833	294,822	276,925
Direct operating costs (exclusive of depreciation and amortization)	149,696	157,354	143,870
Selling, general and administrative expenses	86,081	111,175	82,584
Sponsor management fees	—	731	10,444
Facilities restructuring and severance costs	4,227	6,192	4,294
Loss on termination of sales-type leases	—	—	2,307
Gain on undesignated interest rate swap	—	—	(6,611)
Gain on insurance claim	—	(9,090)	—
Gain on sale of teleport	—	(11,113)	—
Satellite impairment loss	—	99,946	—
Transaction-related costs	—	155,131	—

Total operating costs and expenses	552,837	807,372	509,510

INCOME FROM OPERATIONS	278,174	19,698	351,493
INTEREST EXPENSE—Net	143,632	191,987	289,189

INCOME (LOSS) BEFORE INCOME TAXES	134,542	(172,289)	62,304
INCOME TAX EXPENSE (BENEFIT)	35,010	(93,301)	(10,425)

NET INCOME (LOSS)	$99,532	$(78,988)	$72,729

NET INCOME (LOSS) PER SHARE—basic	$0.23	$(0.26)	$0.65

NET INCOME (LOSS) PER SHARE—diluted	$0.23	$(0.26)	$0.64

See notes to consolidated financial statements.

PANAMSAT HOLDING CORPORATION

CONSOLIDATED BALANCE SHEETS

(in thousands, except share data)

	December 31,
	2004	2005
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$38,982	$126,307
Accounts receivable—net	69,380	66,418
Net investment in sales-type leases	24,776	12,260
Prepaid expenses and other (principally prepaid insurance)	26,595	20,306
Deferred income taxes	7,817	16,711
Assets held for sale	3,300	—

Total current assets	170,850	242,002
SATELLITES AND OTHER PROPERTY AND EQUIPMENT—Net	1,955,664	1,949,560
NET INVESTMENT IN SALES-TYPE LEASES	74,990	64,913
GOODWILL	2,244,131	2,244,131
DEFERRED CHARGES AND OTHER ASSETS—Net	326,296	333,942

TOTAL ASSETS	$4,771,931	$4,834,548

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable and accrued liabilities	$69,456	$88,349
Current portion of long-term debt	4,100	16,600
Current portion of satellite incentive obligations	13,148	13,240
Accrued interest payable	45,589	37,103
Dividends payable	—	47,507
Deferred gains and revenues	26,618	24,514

Total current liabilities	158,911	227,313
LONG-TERM DEBT	3,859,038	3,197,695
DEFERRED INCOME TAXES	31,779	9,816
DEFERRED CREDITS AND OTHER (principally customer deposits, satellite incentive obligations and deferred revenue)	271,100	348,888

TOTAL LIABILITIES	4,320,828	3,783,712

COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS’ EQUITY:
Preferred stock; 0 shares and 50,000,000 shares authorized at December 31, 2004 and December 31, 2005, respectively, and 0 shares outstanding at both December 31, 2004 and December 31, 2005	—	—
Common stock $0.01 par value; 131,697,822 and 400,000,000 shares authorized, at December 31, 2004 and December 31, 2005, respectively, and 72,580,647 and 122,598,093 shares outstanding at December 31, 2004 and December 31, 2005, respectively	726	1,226
Additional paid-in capital	131,690	1,007,388
Retained earnings	320,883	45,814
Accumulated other comprehensive income (loss)	1,222	(97)
Other stockholders’ equity	(3,418)	(3,495)

Total stockholders’ equity	451,103	1,050,836

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$4,771,931	$4,834,548

See notes to consolidated financial statements.

PANAMSAT HOLDING CORPORATION

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY

AND COMPREHENSIVE INCOME (LOSS)

(in thousands, except share data)

	Common Stock		Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (loss), net of tax	Other Stock- holders’ Equity	Treasury Stock, at Cost		Total	Comprehensive Income (Loss)
	Shares	Par Value Amount					Shares	Amount
BALANCE, DECEMBER 31, 2002	431,438,138	$4,314	$2,529,570	$546,093	$(2,385)	$(50)	—	$—	$3,077,542
Additional issuance of common stock	441,279	5	2,289	—	—	—	—	—	2,294
Unrealized gain on cash flow hedge	—	—	—	—	204	—	—	—	204	$204
Unrealized loss on short-term investments	—	—	—	—	(2)	—	—	—	(2)	(2)
Foreign currency translation adjustment	—	—	—	—	616	—	—	—	616	616
Acquisition of Hughes Global Services	—	—	—	—	—	(3,418)	—	—	(3,418)	—
Deferred compensation	—	—	6,622	—	—	(6,752)	—	—	(130)	—
Amortization of deferred compensation	—	—	34	—	—	2,086	—	—	2,120	—
Net income	—	—	—	99,532	—	—	—	—	99,532	99,532

BALANCE, DECEMBER 31, 2003	431,879,417	4,319	2,538,515	645,625	(1,567)	(8,134)	—	—	3,178,758	$100,350

Additional Issuances of common stock	891,246	9	6,265	—	—	—	—	—	6,274
Purchase of treasury shares	—	—	(57)	—	—	—	(360,190,016)	(2,783,742)	(2,783,799)
Retirement of treasury shares	(275,440,151)	(2,754)	(2,088,702)	—	—	—	275,440,151	2,091,456	—
Cancellation of treasury shares	(84,749,865)	(848)	(691,438)	—	—	—	84,749,865	692,286	—
Realized and unrealized net gain on cash flow hedge	—	—	—	—	2,002	—	—	—	2,002	$1,452
Unrealized gain on short-term investments	—	—	—	—	1	—	—	—	1	1
Foreign currency translation adjustment	—	—	—	—	786	—	—	—	786	786
Deferred compensation	—	—	—	—	—	(197)	—	—	(197)	—
Stock compensation	—	—	478	—	—	1,929	—	—	2,407	—
Net customer guarantee received pursuant to the Transactions and related tax effect	—	—	3,623	—	—	—	—	—	3,623	—
Transaction costs capitalized to equity	—	—	(8,776)	—	—	—	—	—	(8,776)	—
Modification of options	—	—	1,237	—	—	—	—	—	1,237	—
Tax basis step-up and tax indemnification	—	—	377,068	—	—	—	—	—	377,068	—
Dividends paid to stockholders	—	—	—	(245,754)	—	—	—	—	(245,754)	—
Cashing out of restricted stock units	—	—	(6,523)	—	—	2,984	—	—	(3,539)	—
Net loss	—	—	—	(78,988)	—	—	—	—	(78,988)	(78,988)

BALANCE, DECEMBER 31, 2004	72,580,647	726	131,690	320,883	1,222	(3,418)	—	—	451,103	$(76,749)

Fractional share payment—reverse stock split	(24)	—	—	—	—	—	—	—	—
Additional issuances of common stock—initial public offering	50,000,000	500	899,500	—	—	—	—	—	900,000
Foreign currency translation adjustment	—	—	—	—	119	—	—	—	119	$119
Unrealized loss on interest rate hedge	—	—	—	—	(1,438)	—	—	—	(1,438)	(1,438)
Transaction costs capitalized to equity	—	—	(40,923)	—	—	—	—	—	(40,923)	—
Stock compensation	—	—	1,440	—	—	—	—	—	1,440	—
Issuance of restricted shares	17,470	—	350	—	—	(350)	—	—	—	—
Deferred compensation reclass—deferred stock units	—	—	1,535	—	—	—	—	—	1,535	—
Tax basis step-up and tax indemnification	—	—	13,796	—	—	—	—	—	13,796	—
Amortization of deferred compensation	—	—	—	—	—	273	—	—	273	—
Dividends to stockholders	—	—	—	(347,798)	—	—	—	—	(347,798)	—
Net income	—	—	—	72,729	—	—	—	—	72,729	72,729

BALANCE, DECEMBER 31, 2005	122,598,093	$1,226	$1,007,388	$45,814	$(97)	$(3,495)	—	$—	$1,050,836	$71,410

OTHER STOCKHOLDERS’ EQUITY:

	December 31, 2004	December 31, 2005
Excess of purchase price over historical cost basis of net assets acquired	$(3,418)	$(3,418)
Deferred compensation, net	—	(77)

TOTAL OTHER STOCKHOLDERS’ EQUITY	$(3,418)	$(3,495)

See notes to consolidated financial statements.

PANAMSAT HOLDING CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands)

	Year Ended December 31,
	2003	2004	2005
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$99,532	$(78,988)	$72,729
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	312,833	294,822	276,925
Deferred income taxes	14,722	(99,969)	(15,852)
Amortization of debt issuance costs and other deferred charges	9,731	14,203	20,216
Accretion on senior discount notes	—	5,110	27,157
Provision for uncollectible receivables	(1,632)	31,226	(2,724)
Loss on early extinguishment of debt	10,663	25,751	24,161
Loss on termination of sales-type leases	—	—	2,307
Facilities restructuring and severance costs	4,227	6,093	4,294
Reversal of sales-type lease liabilities	—	(3,727)	(4,303)
Gain on undesignated interest rate swap	—	—	(6,611)
Satellite impairment loss	—	99,946	—
Effect of Galaxy 10R XIPS anomaly	—	9,090	—
Gain on sale of teleport	—	(11,113)	—
Gain on insurance claim	—	(9,090)	—
Gain on disposal of fixed assets	—	(1,332)	—
Other non-cash items	2,756	(2,290)	(205)
Changes in assets and liabilities, net of acquired assets and liabilities:
Collections on investments in sales-type leases	22,858	25,770	26,497
Operating lease and other receivables	(19,949)	760	2,119
Prepaid expenses and other assets	21,946	(122)	2,819
Accounts payable and accrued liabilities	(12,342)	(17,047)	(15,599)
Deferred gains and revenues	7,159	4,182	(2,104)

NET CASH PROVIDED BY OPERATING ACTIVITIES	472,504	293,275	411,826

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures	(103,205)	(177,130)	(207,845)
Net sales of short-term investments	21,318	374,097	—
Insurance proceeds from satellite recoveries	102,649	362,230	—
Proceeds from sale of teleport	—	14,370	3,161
Proceeds from satellite manufacturer	69,500	1,264	—
Acquisitions, net of cash acquired	(20,151)	(549)	(42,511)

NET CASH (USED IN) PROVIDED BY INVESTING ACTIVITIES	70,111	574,282	(247,195)

CASH FLOWS FROM FINANCING ACTIVITIES:
Issuance of common stock—initial public offering	—	—	900,000
Issuance of long-term debt	—	3,762,643	—
Repayments of long-term debt	(850,000)	(1,604,615)	(676,000)
Dividends to stockholders	—	(245,754)	(300,291)
Capitalized transaction and debt issuance costs	(1,456)	(157,268)	(771)
Capitalized costs of initial public offering	—	—	(40,923)
New incentive obligations	5,642	20,824	4,662
Repayments of incentive obligations	(11,781)	(12,645)	(12,429)
Repurchase of common stock	—	(2,783,799)	—
Funding of capital expenditures by customer	—	—	47,375
Capital contributed by affiliate	—	9,200	—
Other equity related transactions	2,328	5,820	25

NET CASH USED IN FINANCING ACTIVITIES	(855,267)	(1,005,594)	(78,352)

EFFECT OF EXCHANGE RATE CHANGES ON CASH	374	932	1,046

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(312,278)	(137,105)	87,325
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	488,365	176,087	38,982

CASH AND CASH EQUIVALENTS, END OF PERIOD	$176,087	$38,982	$126,307

See notes to consolidated financial statements.

PANAMSAT HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Basis of Presentation, Formation and Description of Business

Basis of Presentation

These consolidated financial statements reflect the financial statements of PanAmSat Holding Corporation and its subsidiaries on a consolidated basis. Within these consolidated financial statements, PanAmSat Holding Corporation and its subsidiaries are referred to as “Holdco”, “we”, “us” and “our”. The term “PanAmSat” refers to PanAmSat Corporation, our wholly-owned subsidiary. (See Note 20 “Subsequent Events”)

On August 20, 2004, affiliates of Kohlberg Kravis Roberts & Co. L.P., or KKR, The Carlyle Group, or Carlyle, and Providence Equity Partners, Inc., or Providence, completed a series of transactions resulting in an entity affiliated with KKR owning approximately 44% of PanAmSat’s outstanding common stock and entities affiliated with Carlyle and Providence each owning approximately 27% of PanAmSat’s common stock, with the remainder held by certain members of management and our board of directors. We collectively refer to KKR, Carlyle and Providence as the “Sponsors” in these consolidated financial statements. We refer to the August 20, 2004 series of transactions through which the Sponsors acquired and recapitalized PanAmSat as the “Recapitalization”.

On September 22, 2004, Holdco was formed by the then existing stockholders of PanAmSat. On October 8, 2004, all of PanAmSat’s outstanding common stock held by its then existing stockholders was contributed to Holdco in exchange for an equal number of shares of Holdco common stock, par value $.01 per share (“the Contribution). As a result of and immediately following that contribution, PanAmSat’s then existing stockholders owned Holdco in equal proportion to their prior ownership interest in PanAmSat, and PanAmSat became a wholly-owned subsidiary of Holdco.

The Contribution of PanAmSat to Holdco was accounted for as a recapitalization because neither a change in control nor a business combination occurred and Holdco was not a substantive operating entity. Accordingly, there was no change in the basis of the assets and liabilities of PanAmSat. Therefore, all operations of PanAmSat prior to the Contribution to Holdco are reflected herein at their historical amounts.

On March 22, 2005, we consummated an initial public offering of 50 million shares of our common stock. (See Formation below). Upon completion of our initial public offering, the ownership percentages of our outstanding common stock was as follows: publicly held shares were approximately 41%, ownership by affiliates of KKR, Carlyle and Providence was approximately 26%, 16% and 16%, respectively and ownership by certain members of management and our board of directors was approximately 1%.

Formation

Effective May 16, 1997, PanAmSat International Systems, Inc. (then operating under its previous name, PanAmSat Corporation) and the Galaxy Satellite Services division of Hughes Communications, Inc. (a wholly-owned subsidiary of General Motors Corporation, or GM), were merged (the “1997 Merger”). The merged company was renamed PanAmSat Corporation. The DIRECTV Group (formerly Hughes Electronics Corporation) indirectly owned approximately 80.4% of our then outstanding common stock.

PANAMSAT HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

On April 9, 2003, GM, The DIRECTV Group and News Corporation Limited, or News Corporation, announced the signing of definitive agreements that provided for, among other things, the split-off of The DIRECTV Group from GM and the indirect acquisition by News Corporation of approximately 34% of the outstanding capital stock of The DIRECTV Group, or News Corporation Transactions. These transactions were consummated on December 22, 2003. Upon completion of these transactions, News Corporation transferred its interest in The DIRECTV Group to its 82% owned subsidiary, Fox Entertainment Group, Inc., or Fox Entertainment.

On April 20, 2004, PanAmSat entered into a definitive transaction agreement with The DIRECTV Group, Inc., or The DIRECTV Group, PAS Merger Sub, Inc., or Merger Sub, a wholly-owned subsidiary of The DIRECTV Group, and Constellation, LLC, or Constellation, an affiliate of KKR, for the merger of PanAmSat with Merger Sub, or the Merger, and subsequent sale to Constellation. On May 17, 2004, Constellation assigned the right to purchase a portion of the shares of PanAmSat’s common stock to limited liability companies affiliated with Carlyle, and Providence, who together with KKR and Carlyle, are referred to as the Sponsors. On August 12, 2004, The DIRECTV Group entered into a letter agreement with the Sponsors which amended certain terms of the transactions, including the purchase price paid to The DIRECTV Group. The Merger, the purchase transactions, the related financing transactions and the related contractual arrangements entered into with The DIRECTV Group described below are referred to collectively as the “Recapitalization.”

Pursuant to the terms of the transaction agreement, on August 18, 2004, Merger Sub merged with and into PanAmSat, with PanAmSat as the surviving entity. As of the effective time of the Merger, holders of shares of PanAmSat’s common stock (other than The DIRECTV Group and members of management who agreed not to have certain of their equity interests cashed out in the Merger) had no further ownership interest in us. Instead, such holders of PanAmSat’s common stock received $23.50 in cash per share of its common stock. The $23.50 per share paid to certain holders of its common stock was $8.17 per share after giving effect to the approximately 4.37 to 1 stock split effected on August 20, 2004 and the 1 for approximately 1.52 reverse stock split effected on March 1, 2005.

On August 20, 2004, as part of the Recapitalization, a portion of the shares of PanAmSat’s common stock beneficially owned by The DIRECTV Group was repurchased by PanAmSat at a purchase price of $21.84 in cash per share. Following the repurchase, The DIRECTV Group sold all of its remaining shares of PanAmSat’s common stock to the Sponsors at a purchase price of $21.84 in cash per share. The $21.84 per share purchase price was $7.59 per share after giving effect to the approximately 4.37 to 1 stock split effected on August 20, 2004 and the 1 for approximately 1.52 reverse stock split effected on March 1, 2005. Following that sale, The DIRECTV Group and News Corporation, were no longer related parties of ours. (See Note 4 “PanAmSat Merger, Subsequent Sale and Related Transactions”).

As a result of and immediately following the Recapitalization, entities affiliated with KKR owned approximately 44% of PanAmSat’s common stock, entities affiliated with Carlyle and Providence each owned approximately 27% of PanAmSat’s common stock and certain executive officers and directors had beneficial ownership of the remainder of PanAmSat’s common stock.

On October 8, 2004, all of PanAmSat’s outstanding common stock held by its then existing stockholders was contributed to Holdco in exchange for an equal number of shares of Holdco common stock, par value $0.01 per share. In addition, options and other equity rights for

PANAMSAT HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

PanAmSat common stock were converted to similar rights for Holdco common stock. As a result of, and immediately following, that contribution, PanAmSat’s then existing stockholders owned Holdco in equal proportion to their prior ownership interest in PanAmSat, and PanAmSat became a wholly-owned subsidiary of Holdco. On October 11, 2004, certain members of PanAmSat’s management purchased additional shares of Holdco common stock and were granted options to purchase Holdco common stock.

On October 19, 2004, Holdco issued $416.0 million aggregate principal amount at maturity of 10 3/8% Senior Discount Notes pursuant to Rule 144A under the Securities Act of 1933, as amended. PanAmSat is not an obligor under or a guarantor of these notes and Holdco is structurally junior in right of payment to all of PanAmSat’s existing and future indebtedness. All of the proceeds of the offering of the Senior Discount Notes, less discounts, commissions and expenses, or approximately $245.8 million, were paid on October 19, 2004 as a dividend to the stockholders of Holdco.

On October 19, 2004, we reduced the option exercise price of existing stock options by $3.39 per share to reflect the decrease in fair value of the underlying stock that resulted from the additional debt incurred and dividend paid as described above. There are no changes to previously estimated compensation expense as a result of this modification.

On March 22, 2005, we consummated an initial public offering of 50 million shares of our common stock at $18 per share and used the net proceeds to make an equity contribution to PanAmSat of approximately $658.4 million and to pay a $200 million dividend to our then pre-existing stockholders. PanAmSat used this equity contribution to repay approximately $265.0 million of the borrowings under its Term Loan A Facility and on April 1, 2005, it redeemed $353.5 million, or 35%, of its 9% senior notes and paid a redemption premium of $31.8 million to holders of those notes. In connection with our initial public offering, we paid approximately $40.9 million of costs which were capitalized on our balance sheet. In connection with and contingent upon our initial public offering, PanAmSat’s senior secured credit facilities were amended (See Note 10 “Long-term Debt”).

Description of the Business

Holdco is a Delaware corporation, which was formed on September 22, 2004 and is owned by the public, affiliates of KKR, Carlyle and Providence and certain members of PanAmSat Corporation’s management and board of directors. Holdco does not have, apart from its ownership of PanAmSat Corporation, any independent operations.

PanAmSat is a leading global provider of video, corporate, Internet, voice and government communications services with a large and modern fleet of 23 satellites currently in-orbit. PanAmSat leases transponder capacity to its customers on our satellites, which it owns and operates, and delivers entertainment and information to cable television systems, television broadcasters, direct-to-home, or DTH, television operators, Internet service providers, or ISPs, telecommunications companies, governments and other corporations. PanAmSat also provides satellite services and related technical support for live transmissions for news and special events coverage. In addition, PanAmSat provides satellite services to telecommunications carriers, corporations and ISPs for the provision of satellite-based communications networks, including private corporate networks employing very small aperture antennas and international access to the U.S. Internet backbone and we provide various consulting and technical services to third parties.

PANAMSAT HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

With 23 satellites currently in orbit, including three in-orbit backup satellites, PanAmSat has one of the world’s largest commercial geostationary earth orbit, or GEO, satellite networks, capable of reaching over 98% of the world’s population. PanAmSat is one of only a few companies worldwide capable of servicing a global footprint through an owned fleet of satellites. PanAmSat has one of the most sophisticated ground infrastructure networks available to support the needs of its customers. PanAmSat has seven technical facilities in the U.S., which provide transmission, monitoring and control services for operating their fleet and transmission and other services for their customers. PanAmSat leases such services outside of the United States to support the remainder of their worldwide satellite fleet.

2. Significant Accounting Policies

Principles of Consolidation—The consolidated financial statements include our accounts and those of our subsidiary PanAmSat. All significant inter-company balances and transactions have been eliminated.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect amounts reported therein. Due to the inherent uncertainty involved in making estimates, actual results reported in future periods may be based upon amounts that differ from those estimates.

Revenue Recognition—We enter into contracts to provide satellite capacity and related services. Revenues are generated from outright sale, sales-type lease and operating lease contracts with customers to provide satellite transponders and transponder capacity and, in certain cases, earth station and teleport facilities, for periods typically ranging from one year to the life of the satellite. Almost all contracts stipulate payment terms in U.S. dollars.

Pursuant to an outright sale contract, all rights and title to a transponder are purchased. In connection with an outright sale, we recognize the sale amount as revenue and the cost basis of the transponder is charged to cost of outright sales and sales-type leases.

Lease contracts qualifying for capital lease treatment (typically based, among other factors, on the term of the lease) are accounted for as sales-type leases. For sales-type lease transactions, we recognize as revenue the net present value of the future minimum lease payments. The cost basis of the transponder is charged to cost of outright sales and sales-type leases. During the life of the lease, we recognize as revenue in each respective period, that portion of each periodic lease payment deemed to be attributable to interest income. The balance of each periodic lease payment, representing principal repayment, is recognized as a reduction of the net investment in sales-type leases. Interest income from sales-type leases of approximately $17.0 million, $15.9 million and $13.9 million is included in sales-type lease revenues for the years ended December 31, 2003, 2004 and 2005, respectively.

Lease contracts that do not qualify as sales-type leases are accounted for as operating leases. Operating lease revenues are generally recognized on a straight-line basis over the lease term unless collectibility is not reasonably assured (refer to “Accounts Receivable” below). Differences between operating lease payments received and revenues recognized are deferred as, or amortized from, operating lease receivables. Revenues for occasional services are recognized as services are performed. We have certain obligations, including providing spare or

PANAMSAT HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

substitute capacity if available, in the event of satellite service failure under certain long-term agreements. If no spare or substitute capacity is available, the agreements may be terminated. Except for certain deposits, we are not obligated to refund operating lease payments previously made.

We earn revenues for various types of consulting and technical services. Those revenues which relate to the provision of consulting services by employee specialists are typically recognized on a monthly basis as those services are performed. Consulting services which call for services with specific deliverables, such as Transfer Orbit Support Services or training programs, are typically recognized upon the completion of those services. Revenues under certain construction program management programs which extend beyond one year are recognized utilizing the percentage-of-completion method of accounting. Revenues from the provision of market research materials are recognized on a monthly basis as those services are performed.

Sales-type lease agreements and contracts for the sale of transponders typically include a telemetry, tracking and control (“TT&C”) service agreement with the customer, which require the customer to pay monthly service fees which are recognized and billable as the services are performed. We also earn revenues for TT&C services in relation to our operating lease agreements with customers. Fees for such services are either included in the customer’s monthly lease payment or billed separately.

We also record revenues related to equipment sales to customers. These equipment sales represent equipment purchased, constructed or developed on behalf of our customers. We recognize revenue related to these equipment sales upon the transfer to the customer of title to the equipment.

During 2003, we entered into a long-term construction arrangement with a customer to construct an L-Band navigational payload on our Galaxy 1R replacement satellite (Galaxy 15). We recognize revenue utilizing the percentage-of-completion accounting method for such long-term construction contracts, which extend beyond one year. Revenue in relation to these contracts is recognized based upon the completion of pre-established milestones. The costs incurred to meet these milestones are recognized upon the completion of each milestone.

Fair Value of Financial Instruments—The carrying amounts of cash, accounts receivable, short-term investments, accounts payable and accrued liabilities approximate their fair values generally due to the short maturity of these items. The carrying amount of the net investment in sales-type leases approximates fair value based on the interest rates implicit in the leases. The fair value of our long-term debt was determined based on quoted market prices or on current rates available to us for debt with similar maturities and similar terms (See Note 10 “Long-Term Debt”).

Derivative Instruments and Hedging Activities—We account for derivative instruments under Statement of Financial Accounting Standards No. 133 “Accounting for Derivative Instruments and Hedging Activities” as amended and interpreted (SFAS 133). SFAS 133 requires all derivatives to be recorded on the balance sheet at fair value. SFAS 133 also establishes rules for hedging instruments which, depending on the nature of the hedge, require that changes in the fair value of the derivatives either be offset against the change in fair value of assets or liabilities through earnings, or be recognized in other comprehensive income

PANAMSAT HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

until the hedged item is recognized in earnings. We use derivative financial instruments, including interest rate swaps to manage market risks. (See Note 10 “Long-Term Debt” and Note 11 “Interest Rate Swap Agreements”).

At December 31, 1997, in connection with debt refinancing activities at that time, we entered into certain U.S. Treasury rate lock contracts to reduce our exposure to fluctuations in interest rates. The aggregate nominal value of these contracts was $375.0 million and these contracts were accounted for as hedges because they were applied to a specific refinancing plan that was consummated shortly after December 31, 1997. The cost to unwind these instruments in 1998 was $9.1 million. As of December 31, 2005, $4.3 million of these costs and the related accumulated amortization of $2.5 million are recorded within deferred charges and other assets within our consolidated balance sheet and are being amortized to interest expense on a straight-line basis over the terms of the related debt securities.

Concentration of Credit Risk—We provide satellite transponders and related services and extend credit to a large number of customers in the commercial satellite communications market. Management monitors the exposure to credit losses and maintains allowances for anticipated losses that are charged to selling, general and administrative expenses and allowances for customer credits that are charged against revenues (see “Accounts Receivable” below). Revenues derived from affiliates of The DIRECTV Group comprised approximately 16%, 15% and 16%, respectively, of total revenues for the years ended December 31, 2003, 2004 and 2005. Revenues derived from affiliates of News Corporation comprised approximately 11%, 11% and 12%, respectively, of total revenues for the years ended December 31, 2003, 2004 and 2005. No other customers provided us with revenues in excess of 10% of total revenues during each of these periods.

Cash and Cash Equivalents—Cash and cash equivalents consists of cash on hand and highly liquid investments with maturities at date of acquisition of three months or less.

Supplemental cash flow information for 2003, 2004 and 2005 is as follows (in thousands):

	Year Ended December 31,
	2003	2004	2005
Cash received from interest	$13,603	$7,640	$3,466

Cash paid for interest	$158,723	$166,951	$255,113

Cash paid for taxes	$4,846	$5,498	$8,676

Cash received from tax refunds	$13,042	$804	$77

Short-Term Investments—Prior to December 31, 2004, our short-term investments consisted primarily of commercial paper and auction rate securities representing funds available for current operations. In accordance with Statement of Financial Accounting Standards No. 115, “Accounting for Certain Investments in Debt and Equity Securities,” we classified these short-term investments as available-for-sale. These securities were carried at estimated fair market value. The aggregate unrealized gains and losses related to these investments, net of taxes, were reflected as a part of other comprehensive income within stockholders’ equity.

In 2004, we reclassified investments in auction rate certificates held prior to December 31, 2004 from cash and cash equivalents to short-term investments on the consolidated balance

PANAMSAT HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

sheet. The reclassification was effected because the certificates had stated maturities beyond three months. The amount of the investments in auction rate certificates as of December 31, 2001, 2002 and 2003 was $17.0 million, $295.6 million, and $335.2 million, respectively. We did not hold any auction rate certificates at December 31, 2004 and 2005. The reclassification resulted in changes in the consolidated statements of cash flows for the affected periods within the net sales (purchases) of short-term investments and the cash and cash equivalents balances.

Accounts Receivable—Accounts receivable include amounts earned under our contractual agreements with customers and occasional services which are billable as performed. An allowance for doubtful accounts is maintained in the amount of approximately $4.1 million and $3.8 million at December 31, 2004 and 2005, respectively. If collectibility of the receivable is not reasonably assured at the time services are performed, we do not initially record the revenue, but rather record an allowance for customer credits to offset the receivable. If there is a change in the customer’s financial status or the receivable is collected, revenue is recorded at that time. During the year ended December 31, 2004, we recorded $5.2 million of net customer credits and approximately $14.4 million of the allowance for customer credits was written-off in connection with contractual arrangements that were entered into in relation to the Recapitalization. (See Note 4 “PanAmSat Merger, Subsequent Sale and Related Transactions”). During the year ended December 31, 2005, we recorded a reduction of $6.3 million of net customer credits. The total allowance for customer credits was $8.9 million and $2.6 million as of December 31, 2004 and 2005, respectively.

Satellites and Other Property and Equipment—Satellites and other property and equipment are stated at historical cost, or in the case of certain satellites acquired, the fair value at the date of acquisition. The capitalized cost of satellites includes all construction costs, incentive obligations, launch costs, launch insurance, and capitalized interest. Substantially all other property and equipment consists of our teleport facilities.

Depreciation and amortization are provided using the straight-line method over the estimated useful lives of the respective assets as follows:

Estimated Lives (Years)

Satellites in service	12-15
Communications equipment	3-15
General support equipment	5-10
Buildings	25
Leasehold improvements	3-12

The initial estimated useful lives of our satellites are based upon the lower of the satellite’s design life or the estimated life of the satellite as determined by an engineering analysis performed during initial in-orbit testing. As the telecommunications industry is subject to rapid technological change and our satellites have been subject to certain health related anomalies, we may be required to revise the estimated useful lives of our satellites and communications equipment or to adjust their carrying amounts. Accordingly, the estimated useful lives of our satellites are periodically reviewed using current engineering data. If a significant change in the estimated useful lives of our satellites is identified, we account for the effects of such changes on depreciation expense on a prospective basis. Reductions in the estimated useful lives of our

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

satellites would result in additional depreciation expense in future periods. If the reduction in the estimated useful life of a satellite results in undiscounted future cash flows for the satellite, which are less than the carrying value of the satellite and other associated costs grouped together, an impairment charge would be recorded to reduce the carrying value of the satellite to its fair value. (See Note 9 “Satellite Technology”.)

Deferred Charges and Other Assets—net—Our Deferred Charges and Other Assets are summarized as follows (in millions):

	December 31,
	2004	2005
Long-Term Receivables—net	$102.0	$69.8
Customer Incentive Programs—net	25.4	25.8
Debt Issuance Costs—net	138.2	97.1
Other Assets—net	13.1	13.4
Prepaid Expenses	2.0	0.6
Investments	45.6	123.3
Interest Rate Swap Asset	—	3.9

Total Deferred Charges and Other Assets	$326.3	$333.9

Long-Term Receivables—net—Our long-term receivables primarily represent long-term receivables due from The DIRECTV Group of approximately $40 million in relation to tax indemnification agreements entered into in connection with the Recapitalization (see Note 4 “PanAmSat Merger, Subsequent Sale and Related Transactions”), receivables with payment terms extending beyond one year and receivables from operating leases with escalating payment terms that are recognized on a straight-line basis into revenue over the lease term. Differences between operating lease payments received and revenues recognized are deferred as, or amortized from, operating lease receivables. These long-term receivables are net of an allowance for doubtful accounts of approximately $0.6 million and $0.2 million as of December 31, 2004 and 2005, respectively.

Customer Incentive Programs—net—Deferred charges related to customer incentive programs are amortized against revenue over the terms of the respective customer contracts. Deferred charges related to customer contracts were $34.7 million and $37.8 million at December 31, 2004 and 2005, respectively. These costs primarily represent the cost of antennas provided to cable operators without charge pursuant to certain customer contractual arrangements as well as certain other contractual costs incurred by us in order to secure customer leases. These costs are being amortized against the related revenue recorded pursuant to the terms of the contracts and the accumulated amortization at December 31, 2004 and 2005 amounted to $9.3 million and $12.0 million, respectively.

Debt Issuance Costs—net—Debt issuance costs of $148.0 million and $122.3 million as of December 31, 2004 and 2005, respectively, represent costs incurred by us to secure debt financing. These costs are being amortized to interest expense on a straight-line basis over the life of the related indebtedness. Accumulated amortization related to these debt issuance costs at December 31, 2004 and 2005 amounted to $9.8 million and $25.2 million, respectively. Debt issuance costs capitalized in 2004 and 2005 were $148.8 million and $0.8 million, respectively. Included in interest expense during 2004 and 2005 were approximately $25.8 million and $24.2 million, respectively, associated with the write-offs of unamortized debt issuance costs as a result of debt prepayments made in 2004 and 2005 (See Note 10 “Long-term Debt”).

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Other Assets—net—Other assets-net consists of prepayments of equipment installations at the facilities of third parties that provide TT&C services to us under long-term service agreements, as well as identifiable intangible assets and other miscellaneous deferred charges and other assets. The prepaid installation costs are necessary for third parties to provide services to us over the term of the related services agreement. These prepaid costs are amortized on a straight-line basis over the respective contract periods. Also included in other assets-net are deposits held in escrow for certain customer contracts, acquired customer lists, Indefeasible Rights of Use Agreements, or IRUs, and an orbital slot with an indefinite life acquired in the August 2005 Europe*Star transaction. (See Note 13 “Acquisitions”.) Our Other Assets—net are summarized as follows (in millions):

	December 31, 2004			December 31, 2005
	Gross	Accumulated Amortization	Net	Gross	Accumulated Amortization	Net
Prepaid installation costs	$14.4	$7.0	$7.4	$15.0	$8.7	$6.3
Deposits in escrow for customer contracts	2.8	—	2.8	2.9	—	2.9
Acquired customer lists (1)	2.5	1.3	1.2	2.5	2.3	0.2
Indefeasible Right of Use Agreements (1)	1.6	—	1.6	1.6	0.3	1.3
Orbital slot (1)	—	—	—	2.6	—	2.6
Other	0.1	—	0.1	0.1	—	0.1

Total	$21.4	$8.3	$13.1	$24.7	$11.3	$13.4

(1)	See “Identifiable Intangible Assets” below.

Prepaid Insurance—We amortize prepaid insurance costs to expense over the terms of the respective insurance policies.

Investments—We have investments in certain equity securities, which represent less than a 10% ownership interest. These investments are accounted for by us under the cost method and are carried at the lower of cost or market. The carrying value of our cost method investments was $3.7 million at December 31, 2004 and $4.0 million at December 31, 2005. In addition, we have investments in Horizons-1 and Horizons-2, our joint ventures with JSAT International, Inc., which we account for under the equity method. The carrying value of our investment in Horizons-1 at December 31, 2004 was $41.9 million. The carrying value of our investments in Horizons-1 and Horizons-2 at December 31, 2005 were $39.2 million and $80.0 million, respectively. (See Note 17 “Commitments and Contingencies—Satellite Construction and Launch Commitments”.) We recorded our portion of the losses on Horizons-1 of approximately $0.1 million within selling, general and administrative expenses in our 2004 consolidated statement of operations and our portion of the net income of Horizons-1 and Horizons-2 of approximately $0.2 million within selling, general and administrative expenses in our 2005 consolidated statement of operations.

Goodwill—Statement of Financial Accounting Standards No. 142 “Goodwill and Other Intangible Assets” (SFAS 142) requires among other things, that intangible assets with finite useful lives be amortized and that goodwill and intangible assets with indefinite lives not be amortized, but rather be tested for impairment annually or when a change in circumstances occurs. Any impairment charges resulting from an annual impairment test would be recorded in

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

operating results. We have determined that, for such impairment testing, we have only two reporting units, our FSS Operating segment and our Government Services operating segment and we have established the fourth quarter of each year as the timeframe for annual impairment assessment.

SFAS 142 requires the use of fair value in determining the amount of impairment, if any, for recorded goodwill. In conjunction with our annual goodwill impairment assessment in the fourth quarter of 2005, we utilized a combined discounted cash flow and market approach in our assessment of the fair value of our FSS and G2 Operating Segments. Our assessment resulted in a fair value for the reporting units which exceeded the carrying value of their net assets and, as such, no impairment charge was required in 2003, 2004 or 2005. As of both December 31, 2004 and 2005, we had goodwill of approximately $2.244 billion.

Identifiable Intangible Assets—Our identifiable intangible assets include customer lists, IRUs and an orbital slot. We amortize our customer lists and IRUs using the straight-line method over their estimated useful lives ranging from 6 to 36 months and approximately 16 years, respectively. Amortization expense for identifiable intangible assets was $1.1 million and $1.2 million for 2004 and 2005, respectively. The estimated amortization expense related to our identifiable intangible assets will be $0.3 million in 2006 and $0.1 million for each of the years from 2007 through 2010. Our orbital slot was determined to have an indefinite life and therefore is not amortized (See “Deferred Charges and Other Assets-net” above).

Evaluation of Long-Lived Assets—We evaluate potential impairment loss relating to long-lived assets, including satellites, annually or when a change in circumstances occurs, by assessing whether the unamortized carrying amount can be recovered over the remaining life through undiscounted future expected cash flows generated by the underlying assets (excluding interest payments). If the undiscounted future cash flows are less than the carrying value of the asset or group of assets, an impairment charge would be recorded to write down the asset to its estimated fair value. We assess the recoverability of certain of our deferred charges and other assets by comparing the remaining net book value of the deferred charges and other assets at each period end with the expected future undiscounted cash flows to be generated pursuant to the customer contract that gave rise to the deferred charges. The recoverability analysis is performed for each individual deferred charge and the undiscounted cash flows are the cash flows associated with the specific customer contract that gave rise to the deferred charges. The undiscounted cash flows, as determined within the specific contractual arrangement with that customer, would be utilized to assess the recoverability of the deferred charge. The impairment charge, if appropriate, would be measured as the excess of the carrying value of the asset or group of assets over the present value of estimated expected future cash flows related to the asset or asset group using a discount rate commensurate with the risks involved.

We also assess the recoverability of our long-lived assets pursuant to paragraph 10 of Statement of Financial Accounting Standards No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets” (SFAS 144). The costs of specific satellites are grouped together with other associated assets when assessing recoverability. Periodically and when a change in circumstances occurs, this group of assets is compared with the expected future undiscounted cash flows to be generated by us from the related satellite. Any excess of the net book value for this group of assets over the expected future undiscounted cash flows of the related satellite would result in an impairment charge that would be recorded within our consolidated statement

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

of operations in the period the determination is made. The impairment charge would be measured as the excess of the carrying value of the asset or group of assets over the present value of estimated expected future cash flows related to the asset or asset group using a discount rate commensurate with the risks involved.

In the event a portion of a satellite was rendered inoperative and/or incapable of performing its intended function, we would apply SFAS 144 in the determination of whether an impairment loss had occurred. If an impairment loss were indicated, such amount would be recognized in the period of occurrence, net of any insurance proceeds to be received so long as such amounts are determinable and receipt is probable. If no impairment loss was indicated in accordance with SFAS 144 and we received insurance proceeds, the proceeds would offset the carrying value of the satellite. In the event that the insurance proceeds received exceeded the carrying value of the satellite, the excess of the proceeds over the carrying value of the satellite would be recognized in the consolidated statement of operations.

Deferred Revenues, Credits and Other—We enter into agreements with our customers under which they make prepayments for services to be rendered over a specific period. Payments received are deferred and amortized over the periods of performance. Deposits we have received from customers are deferred and are recognized as revenue in the last month of the customer’s contractual service period or applied against amounts owed by the customer for services provided. Also included in this account category are satellite performance incentive obligations, reserves for tax contingencies (the majority of which are indemnified by The DIRECTV Group—See “Income Taxes” below) and deferred compensation liabilities.

Transponder Insurance—We accrue an obligation for the present value of estimated in-orbit performance insurance costs on transponder sales, sales-type leases and other agreements with performance warranty provisions, concurrently with the recognition of the related revenue. We also purchase insurance for certain of our owned satellites for all or some portion of the satellite’s book value (See Note 17 “Commitments and Contingencies—Satellite Insurance”). Premiums paid relative to such insurance are amortized to expense over the insurance policy terms, which are typically one to five years.

Other Comprehensive Income (Loss)—Other comprehensive income (loss) refers to revenues, expenses, gains and losses that under accounting principles generally accepted in the United States of America are included in other comprehensive income (loss) but are excluded from net income (loss) as these amounts are recorded directly as an adjustment to stockholders’ equity, net of tax. Our other comprehensive income (loss) is composed of unrealized gains and losses on available-for-sale securities, unrealized losses on our cash flow hedges, and foreign currency translation adjustments.

Foreign Currency Translation—Assets and liabilities of our foreign subsidiaries, where the functional currency is the local currency, are translated into U.S. dollars using year-end exchange rates. Revenues and expenses of foreign subsidiaries are translated at the average exchange rates in effect during the year. Adjustments resulting from financial statement translations are included as a component of stockholders’ equity. Gains and losses resulting from foreign currency transactions are recorded within the consolidated statement of operations when recognized.

Income Taxes—The provision for income taxes is based upon reported income before income taxes. Deferred income tax assets and liabilities reflect the impact of temporary

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

differences between the amounts of assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes, as measured by applying currently enacted tax rates. (See Note 12 “Income Taxes”).

Beginning on May 1, 1998 through December 22, 2003, PanAmSat and its subsidiaries joined with The DIRECTV Group and GM in filing a consolidated U.S. Federal income tax return. On December 22, 2003, The DIRECTV Group split-off from GM and as a result The DIRECTV Group no longer files a U.S. federal income tax return with GM. Up to the date of the Transactions (See Note 4 “PanAmSat Merger, Subsequent Sale and Related Transactions”), under the tax sharing agreements with The DIRECTV Group, the portion of The DIRECTV Group’s consolidated tax amounts recorded by us was generally equivalent to the amounts we would have incurred on a separate return basis. In accordance with such agreements, we provided for current and deferred income taxes as if we were the common parent of an affiliated group that is not included in the consolidated federal income tax return that includes The DIRECTV Group. As of the date of the Recapitalization, PanAmSat is no longer part of The DIRECTV Group and no longer files tax returns on that basis.

During 2004 subsequent to the Recapitalization, we incurred net operating losses for tax purposes. These net operating losses were primarily the result of transaction costs incurred in connection with the Recapitalization, accelerated depreciation on our satellites currently in-orbit, the extraterritorial income exclusion (“ETI”) related to certain of our satellites and interest expense deductions. Management does not believe a valuation allowance against the resulting deferred tax asset is necessary as of December 31, 2005.

Concurrently with the execution of the transaction agreement in April 2004, we entered into a tax separation agreement with The DIRECTV Group that superseded four earlier tax-related agreements among ourselves, The DIRECTV Group and certain of its affiliates. We and The DIRECTV Group have agreed to handle tax matters with respect to the tax periods covered by the tax separation agreement, including tax return preparation, audits, appeals and litigation, in a manner consistent with the past practice of The DIRECTV Group and ourselves before the acquisition. In addition, we and The DIRECTV Group have agreed to cooperate in any tax audits, litigation or appeals that involve, directly or indirectly, periods ending on or prior to the day of the closing of the PanAmSat Recapitalization.

Pursuant to the tax separation agreement, The DIRECTV Group has agreed to indemnify us for all federal and consolidated state and local income taxes a taxing authority may attempt to collect from us regarding any liability for the federal or consolidated state or local income taxes of GM and The DIRECTV Group, except those income taxes we are required to pay under the tax separation agreement. In addition, The DIRECTV Group has agreed to indemnify us for any taxes (other than those taxes described in the preceding sentence) related to any periods or portions of such periods ending on or prior to the day of the closing of the PanAmSat Recapitalization in amounts equal to 80% of the first $75.0 million of such other taxes and 100% of any other taxes in excess of the first $75.0 million. As a result, our tax exposure after indemnification related to these periods is capped at $15.0 million.

The tax separation agreement with DIRECTV was effective from the day of the closing of the Transactions until the expiration of the statute of limitations with respect to all taxes to which the tax separation agreement relate.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

PanAmSat was deconsolidated from The DIRECTV Group consolidated tax group upon consummation of the Recapitalization. As a result of the deconsolidation, during the third quarter of 2004, our net operating losses and foreign tax credits (net of valuation allowances) were eliminated and the tax basis in our satellites was increased resulting in a substantial net decrease to our net deferred tax liabilities. Also, our tax basis in our satellites was increased through a taxable transfer of our satellites to newly formed operating companies prior to the Recapitalization. The total net decrease in our deferred tax liabilities resulting from the Recapitalization was approximately $315.7 million.

At December 31, 2004 and 2005, our balance sheet includes a deferred tax asset in the amount of $87.7 million and $90.8 million, respectively, attributable to the future benefit from the utilization of certain net operating tax loss carryforwards generated subsequent to the Recapitalization and alternative minimum tax credits.

Our income tax provision, prior to and including 2005, includes estimates of potential tax expense for the possible reduction upon the Internal Revenue Service (“IRS”) audit of the tax benefits we derived from a deduction for the ETI and its predecessor regime (the Foreign Sales Corporation) as well as for the potential tax expense that may arise from an adverse outcome from our foreign tax withholding issues. For all years prior to and including 2005, we have assessed our minimum and maximum exposure for federal tax issues, including Foreign Sales Corporation and ETI issues, as well as foreign tax withholding issues, and have provided taxes in the amount of our estimated exposure.

Substantially all of our operating facilities are located in the United States. The geographic distribution of our revenues for the years ended December 31, 2003, 2004 and 2005 is as follows:

	Year Ended December 31,
Region	2003	2004	2005
United States	44%	44%	48%
Latin America	19	17	17
Asia	15	13	10
Africa	9	10	10
Other	13	16	15

Total	100%	100%	100%

Revenue By Service Type—For the years ended December 31, 2003, 2004 and 2005, our revenues were $831.0 million, $827.1 million and $861.0 million, respectively. Our revenues were derived from the following service areas:

	Year Ended December 31,
Services	2003	2004	2005
Video services	64%	62%	63%
Network services	26	26	24
Government services	9	10	10
Consulting/Technical services	1	2	3

Total	100%	100%	100%

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Earnings Per Share—We report our earnings per share in accordance with Statement of Financial Accounting Standards No. 128, “Earnings Per Share”. Basic earnings (loss) per share is calculated by dividing net income (loss) by the weighted average number of shares of common stock outstanding during the period. Diluted earnings (loss) per share is calculated by adding the potentially dilutive weighted average number of shares of common stock from stock options, restricted stock and other forms of deferred stock-based compensation during the period to the basic weighted average number of common shares outstanding.

In connection with the Recapitalization, on August 20, 2004, PanAmSat’s Board of Directors effected an approximately 4.37 for 1 stock split of PanAmSat common stock. On March 1, 2005, we amended and restated our certificate of incorporation to effect a 1 for approximately 1.52 reverse stock split of our common stock. All share and per share amounts, as well as the par value amounts and additional paid in capital amounts related to these shares within these consolidated financial statements have been restated for all periods to give retroactive effect to the stock split and the reverse stock split.

A summary of the weighted average number of shares of common stock outstanding used to calculate earnings (loss) per share during the years ended December 31, 2003, 2004 and 2005 follows:

	Year Ended December 31,
	2003	2004	2005
Basic weighted average shares of common stock outstanding	431,702,014	301,469,392	111,631,631
Dilutive effect of stock options, restricted stock units and other deferred stock-based compensation	748,860	—	2,766,982

Diluted weighted average shares of common stock outstanding	432,450,874	301,469,392	114,398,613

The inclusion of the weighted average effect of the dilutive stock options, restricted stock units and other deferred stock-based compensation had no impact on diluted earnings per share for the year ended December 31, 2003.

The weighted average amount of outstanding anti-dilutive stock options excluded from the calculation of diluted earnings per share was 17,945,482 for the year ended December 31, 2003.

For the purpose of calculating diluted loss per share for the year ended December 31, 2004, the impact on weighted average shares outstanding of 5,043,797 stock options, 30,021 restricted stock units (outstanding through October 7, 2004) and 202,213 shares related to other deferred compensation arrangements has been excluded from the calculation of weighted average shares outstanding, as their inclusion would have had an anti-dilutive effect on diluted loss per share.

The inclusion of the weighted average effect of 2,564,769 dilutive stock options and 202,213 shares related to other deferred compensation arrangements reduced earnings per share for the year ended December 31, 2005 by $0.01, from $0.65 per basic share to $0.64 per diluted share. At December 31, 2005, there were no anti-dilutive stock options outstanding.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Stock-Based Compensation—Effective January 1, 2003, we adopted the fair value recognition provision of Statement of Financial Accounting Standards No. 123, “Accounting for Stock Based Compensation,” (SFAS 123) prospectively, to all employee awards granted on or after January 1, 2003, pursuant to Statement of Financial Accounting Standards No. 148, “Accounting for Stock-Based Compensation-Transition and Disclosure” (SFAS 148). Therefore, we recorded compensation expense for employee stock options granted after December 31, 2002, but not in relation to previous awards granted. Awards granted prior to January 1, 2003 were accounted for in accordance with Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (APB 25). (See Note 15 “Retirement and Incentive Plans”, “Recent Accounting Pronouncements” below and Note 20 “Subsequent Events”).

Recent Accounting Pronouncements—In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123 (Revised), “Share Based Payment” (SFAS 123(R)), which requires that compensation costs relating to share-based payment transactions be recognized in the financial statements and includes implementation guidance on measuring the fair value of share-based payments. SFAS 123(R) replaces SFAS 123, and supersedes SFAS 148 and APB 25.

On March 29, 2005, the SEC released Staff Accounting Bulletin No. 107 (“SAB 107”). SAB 107 provides an interpretation of SFAS 123(R) and its interaction with certain SEC rules and regulations and provides the SEC’s views regarding the valuation of share-based payment arrangements for public companies. SAB 107 provides guidance with regard to share-based payment transactions with non-employees, the transition from nonpublic to public entity status, valuation methods (including assumptions such as expected volatility and expected term), the accounting for certain redeemable financial instruments issued under share-based payment arrangements, the classification of compensation expense, non-GAAP financial measures, first-time adoption of SFAS 123(R), the modification of employee share options prior to adoption of SFAS 123(R) and disclosures in Management’s Discussion and Analysis subsequent to the adoption of SFAS 123(R). We have already adopted the fair value recognition provision of SFAS 123, effective January 1, 2003, on a prospective basis. We have determined that the adoption of SFAS 123(R) and SAB 107 as required on January 1, 2006 will not have a material impact on our consolidated financial statements. (See Note 20 “Subsequent Events”)

In May 2005, FASB issued SFAS No. 154 “Accounting Changes and Error Corrections” (“SFAS 154”). SFAS 154 replaces Accounting Principles Bulletin (“APB”) Opinion No. 20 “Accounting Changes” and Financial Accounting Standards Board (“FASB”) Statement No. 3 “Reporting Accounting Changes in Interim Financial Statements”. This Statement provides guidance on the accounting for and reporting of accounting changes and error corrections. It requires retrospective application as the required method for reporting a change in accounting principle in the absence of explicit transition requirements specific to the newly adopted accounting principle. SFAS 154 carries forward without change the guidance contained in APB No. 20 for reporting the correction of an error in previously issued financial statements and a change in accounting estimate. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The adoption of SFAS 154 will not have a material impact on our consolidated financial statements.

In February 2006, FASB issued SFAS No. 155 “Accounting for Certain Hybrid Financial Instruments” (“SFAS 155”). SFAS 155 amends FASB Statements No. 133 and 140. This statement simplifies the accounting for certain hybrid financial instruments by permitting fair

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, provided that the whole instrument is accounted for on a fair value basis. This statement also permits a qualifying special-purpose entity to hold a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS 155 applies to all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The adoption of SFAS 155 will not have a material impact on our consolidated financial statements.

Reclassifications—Certain prior period amounts have been reclassified to conform with the current period’s presentation.

3. PanAmSat/Intelsat Merger

(See Note 20 “Subsequent Events”.)

On August 29, 2005, we and Intelsat, Ltd. (“Intelsat”) announced that the two companies had signed a definitive merger agreement (the “Intelsat Merger Agreement”) under which Intelsat will acquire us for $25 per share in cash, or $3.2 billion (the “Intelsat Merger”). Under the agreement, which was approved unanimously by the boards of directors of both companies, Intelsat will acquire all of our outstanding common shares. Also in connection with the pending Intelsat Merger, our board of directors approved the adoption of a severance plan, on terms similar to our existing severance plan, and authorized a retention pool of up to $10 million for non-senior management employees.

On October 26, 2005, our shareholders approved and adopted the Intelsat Merger Agreement. Also on October 26, 2005, we received a request from the United States Department of Justice, or DOJ, for additional information and documentary materials in connection with the pending Intelsat Merger. The effect of this request is to extend the waiting period imposed by the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (“HSR”), until 30 days after the parties have substantially complied with the request, unless that period is terminated earlier by the DOJ or extended voluntarily. On January 20, 2006, we were informed by the Committee on Foreign Investment in the United States (“CFIUS”) that CFIUS had reviewed a joint voluntary notice delivered to it by the parties to the Intelsat Merger Agreement, and had concluded that there were no issues of national security sufficient to warrant an investigation under Section 721 of the U.S. Defense Production Act of 1950, as amended (commonly referred to as “Exon-Florio”). Consummation of the Intelsat Merger remains subject to various conditions, including satisfaction of the HSR waiting period, receipt of Federal Communications Commission approvals, receipt of financing and other conditions. If the conditions to the Intelsat Merger are satisfied or waived (to the extent permitted by applicable law), we expect to consummate the Intelsat Merger in the second or third quarter of 2006.

4. PanAmSat Merger, Subsequent Sale and Related Transactions

On August 20, 2004, we completed the Recapitalization, as described above in Note 1 “Basis of Presentation, Formation and Description of Business”. As a result of and immediately following the Recapitalization, entities affiliated with KKR owned approximately 44% of our common stock, entities affiliated with Carlyle and Providence each owned approximately 27% of our common stock and certain executive officers and directors had beneficial ownership of the remainder of our common stock.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Immediately following the Recapitalization, each stock option issued and outstanding under our 1997 Long-Term Incentive Plan, whether or not then vested, was canceled and converted into the right to receive a payment from us (subject to any applicable withholding taxes) equal to the product of (a) the total number of shares of our common stock subject to such stock option and (b) the excess of $23.50 per share over the option exercise price for such stock option, payable in cash. Immediately before the effective time of the Merger, all restrictions on restricted shares and restricted stock units granted under our 1997 Long-Term Incentive Plan lapsed, and the unvested restricted shares and restricted stock units vested and were canceled and the holders of those securities received $23.50 per share, less applicable withholding taxes. The $23.50 per share paid to certain holders of our common stock was $8.17 per share after giving effect to the stock split and the reverse stock split. Certain members of our management agreed not to have certain of their equity interests cashed out in the Merger; existing options, restricted shares and restricted stock units granted to such individuals remained outstanding as options and shares.

The Recapitalization has been accounted for as a leveraged recapitalization, whereby the historical basis of our assets and liabilities has been maintained.

Also in connection with the Recapitalization, we (i) entered into senior secured credit facilities consisting of an $800.0 million Term Loan A Facility, a $1,660.0 million Term Loan B Facility and a $250.0 million revolving credit facility, of which $42.6 million was drawn; (ii) issued $1,010.0 million of our 9% senior notes due 2014 pursuant to Rule 144A under the Securities Act of 1933, as amended; (iii) terminated and repaid our old senior secured credit facility (the “Old Credit Facility”); (iv) completed a tender offer for substantially all of our $275.0 million 6.125% Notes due 2005 and our $800.0 million 8 1/2% Senior Notes due 2012; and (v) completed the redemption of our remaining 6.125% Notes due 2005 in October 2004 (See Note 10 “Long-term Debt”).

We incurred approximately $306.2 million of costs related to the Recapitalization, of which approximately $155.1 million have been expensed within Transaction-related costs in our consolidated statement of operations during the year ended December 31, 2004, with the remainder being capitalized to debt issuance costs and stockholders’ equity within our consolidated balance sheet. Transaction-related costs for the year ended December 31, 2004 consist of $138.4 million of costs related to our debt tender offers, $9.5 million of costs resulting from the cashing out of restricted stock units and stock options, $5.0 million of costs from transaction related bonuses paid to certain of our executives and $2.2 million of costs related to the proxy solicitation and other costs.

Concurrently with the execution of the transaction agreement, we entered into a tax separation agreement with The DIRECTV Group that superseded four earlier tax-related agreements among ourselves, The DIRECTV Group and certain of its affiliates (See Note 2 “Significant Accounting Policies—Income taxes”).

Also in connection with the Recapitalization, we entered into new contractual arrangements with affiliates of The DIRECTV Group at rates, which we believe, approximate market rates. These contractual arrangements include the extension of transponder lease agreements with Hughes Network Systems, Inc., or HNS, the extension of The DIRECTV Group guarantees of our transponder lease agreements with DIRECTV Latin America LLC, or DTVLA, the purchase of additional transponder capacity for direct-to-home, or DTH, services in Latin America, and the

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

extension of existing and the entering into of new telemetry, tracking and control, or TT&C, service agreements with DIRECTV Operations LLC. In addition, in connection with the Recapitalization, The DIRECTV Group paid us for certain past due receivables from, and guaranteed certain future obligations of, our customer Sky Multi-Country Partners, an affiliate of News Corporation. Certain of the new contractual arrangements we entered into in connection with the Recapitalization increased our contracted backlog by approximately $687 million. Management believes that these guarantees and other contractual arrangements will substantially reduce credit risks associated with the two Latin American DTH platforms in our contracted backlog and protect us against the possible impact of future consolidation of those platforms.

Certain of our executives have change-in-control severance agreements, which provide for, among other things, the payment of severance and other benefits upon the termination of the executive without cause or for good reason within three years after a change in control of PanAmSat, as defined in their respective agreements. In addition, our Severance Pay Plan allows for the payment of enhanced severance to employees laid off or who resign for good reason (as defined in such plan) due to, and within two years following, a change-in-control (See Note 17 “Commitments and Contingencies—Change-in-Control Obligations”).

On August 20, 2004, in conjunction with the Recapitalization, our board of directors approved the retirement of the 275,440,151 shares of our common stock repurchased from affiliates of The DIRECTV Group and cancelled 84,749,865 shares of our common stock repurchased from other stockholders.

5. Dividend Policy

(See Note 20 “Subsequent Events”)

Our board of directors adopted a dividend policy that became effective upon the closing of our initial public offering. Our dividend policy reflects an intention to distribute a substantial portion of the cash generated by our business in excess of operating expenses and working capital requirements, interest and principal payments on our indebtedness and capital expenditures as regular quarterly dividends to our stockholders. On March 21, 2005, our board of directors declared a partial quarterly dividend for the period from March 22, 2005 to March 31, 2005 in the amount of $0.043056 per share, or an aggregate of approximately $5.28 million, which was paid on April 15, 2005, to stockholders of record as of March 31, 2005. On June 20, 2005, our board of directors declared a quarterly dividend for the period from April 1, 2005 to June 30, 2005 in the amount of $0.3875 per share, or an aggregate of approximately $47.5 million, which was paid on July 15, 2005, to stockholders of record as of June 30, 2005. On September 19, 2005, our board of directors declared a quarterly dividend for the period from July 1, 2005 to September 30, 2005 in the amount of $0.3875 per share, or an aggregate of approximately $47.5 million, which was paid on October 14, 2005, to stockholders of record as of September 30, 2005. On December 14, 2005, our board of directors declared a quarterly dividend for the period from October 1, 2005 to December 31, 2005 in the amount of $0.3875 per share, or an aggregate of approximately $47.5 million, which was paid on January 17, 2006, to stockholders of record as of December 30, 2005.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

6. Stock Split, Reverse Stock Split and Amended and Restated Certificate of Incorporation

In connection with the Recapitalization, on August 20, 2004, PanAmSat’s board of directors effected an approximately 4.37 for 1 stock split of PanAmSat’s common stock. In addition, on March 1, 2005, we amended and restated our certificate of incorporation to (i) effect a reverse stock split of our outstanding shares of common stock on a one for 1.518628 basis and (ii) increase the number of authorized shares from 200 million to 450 million, consisting of 400 million shares of common stock and 50 million shares of preferred stock. The amended and restated certificate of incorporation provides that our board of directors is authorized to provide for one or more series of preferred stock and fix the number of shares, voting power, preferences and other special rights in each series. No such series of preferred stock has been designated and no shares of preferred stock have been issued. All share and per share amounts, as well as the par value amount and additional paid in capital amount related to these shares within these condensed consolidated financial statements, have been restated for all the periods presented to give retroactive effect to the stock split and the reverse stock split.

7. Operating Leases and Net Investment in Sales-type Leases

Future minimum lease payments due from customers under long-term operating leases on satellites in service and to be launched are as follows (in thousands):

December 31, 2005
2006	$735,347
2007	597,289
2008	500,192
2009	413,289
2010	383,010
2011 and thereafter	1,720,417

Total	$4,349,544

The components of the net investment in sales-type leases are as follows (in thousands):

	December 31,
	2004	2005
Total minimum lease payments	$191,987	$151,796
Less: unearned interest income	83,791	68,745
Less: allowance for doubtful accounts	8,430	5,878

Total net investment in sales-type leases	99,766	77,173
Less current portion	24,776	12,260

	$74,990	$64,913

Included in the unearned interest income balance as of December 31, 2004 and 2005 is approximately $34.9 million and $31.6 million of insurance proceeds, respectively, related to the Galaxy 4R and Galaxy 10R insurance claim settlements. We offset a portion of the proceeds from the Galaxy 4R and Galaxy 10R insurance settlements against the net investment in sales-type leases, which were insured. The reduction to the net investment in sales-type leases results in additional unearned interest income which will be recognized over the term of the lease agreement (See Note 17 “Commitments and Contingencies—Satellite Insurance”).

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Future minimum payments due from customers under sales-type leases and related service agreements (primarily TT&C and in-orbit performance protection) as of December 31, 2005 are as follows (in thousands):

	Minimum Lease Payments	Service Agreement Payments
2006	$23,778	$820
2007	21,211	420
2008	20,041	420
2009	19,651	420
2010	16,162	420
2011 and thereafter	50,953	1,049

Total	$151,796	$3,549

In July of 2004, we terminated our transponder lease agreements with one of our customers due to non-payment of the customer’s obligations to us through June 30, 2004. As a result, in the second quarter of 2004, we recorded a pre-tax charge of approximately $29.6 million within selling, general and administrative expense in our consolidated statement of operations related to the write-off of current and long-term receivable balances due from this customer.

During year ended December 31, 2005 we reversed approximately $4.3 million of in-orbit insurance liabilities, representing previously recorded expenses for sales-type leases on our Galaxy 4R and Galaxy 10R satellites that are no longer insured. These insurance policies expired during 2005, were not replaced and, as a result, these satellites and their related assets are no longer insured.

In the first quarter of 2005 we recorded a loss of $2.3 million in relation to the amendment of a customer’s sales-type lease agreement, which resulted in a new operating lease agreement for that customer. As a result of this amendment, during the first quarter of 2005, we wrote off the remaining net investment in sales-type lease balance of $2.3 million related to this agreement.

Future cash payments expected from customers under all long-term contractual agreements (backlog) described above, including operating leases, sales-type leases and related service agreements, aggregated approximately $4.50 billion as of December 31, 2005. Future minimum lease payments due from customers related to satellites in service and satellites to be launched totaled approximately $3.03 billion and $1.47 billion, respectively. Included in the amounts above are 97 contracts representing total contracted backlog of $596.8 million, of which $225.8 million of contracted backlog may be terminated by the customers pursuant to certain contractual termination rights.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

8. Satellites and Other Property and Equipment—Net

Our satellites and other property and equipment are summarized as follows (in thousands):

	December 31,
	2004	2005
Satellites in service	$2,760,711	$3,007,883
Satellite systems under development	357,346	336,743
Buildings and leasehold improvements	88,801	86,542
Machinery and equipment	308,112	316,385
Other	16,786	16,290

	3,531,756	3,763,843
Less: accumulated depreciation	1,576,092	1,814,283

	$1,955,664	$1,949,560

Satellite contracts typically require that we make progress payments during the period of the satellite’s construction and orbital incentive payments (plus interest) over the orbital life of the satellite. The incentive obligations may be subject to reduction or refund if the satellite fails to meet specific technical operating standards. As of December 31, 2004 and 2005, we had $112.3 million and $111.4 million recorded in relation to satellite incentive obligations. During 2004, we wrote-off approximately $20.5 million of incentive obligations as a result of reductions in the economic lives of our Galaxy 10R, PAS-9 and PAS-1R satellites as described below. These write-offs were recorded against the net book value of the respective satellites. Annual maturities of these incentives as of December 31, 2005 are as follows (in thousands):

2006	$13,240
2007	13,361
2008	13,300
2009	12,828
2010	10,051
2011 and thereafter	48,572

Total	$111,352

The satellite construction contracts contain provisions that allow us to terminate the contracts with or without cause. If terminated without cause, we would forfeit our progress payments and be subject to termination payments that escalate with the passage of time. If terminated for cause, we would be entitled to recover any payments it made under the contracts and certain liquidated damages as specified in the contracts.

As a result of the termination of the Galaxy 8-iR satellite construction contract, we received $69.5 million from the satellite manufacturer in December 2003, which represents amounts previously paid to the manufacturer (of approximately $58.8 million), liquidated damages and interest owed to us under the construction agreement. In addition, we agreed with the Galaxy 8-iR launch vehicle provider to defer our use of the launch to a future satellite. We expect to use this launch for one of our satellites currently under construction.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

We have entered into launch contracts for the launch of both specified and unspecified future satellites. Each of our launch contracts provides that we may terminate such contract at our option, subject to payment of a termination fee that increases in magnitude as the applicable launch date approaches. In addition, in the event of a failure of any launch, we may exercise the right to obtain a replacement launch within a specified period following our request for re-launch. See Note 17 “Commitments and Contingencies—Satellite Construction and Launch Commitments”.

9. Satellite Technology

PAS-6 Impairment Loss

On March 17, 2004, our PAS-6 satellite, an FS 1300 model satellite built by Space Systems/Loral, suffered an anomaly resulting in a loss of power. Following that event, we moved the satellite to a storage orbit while we evaluated the problem with the manufacturer. On April 1, 2004, this satellite experienced another anomaly and more significant loss of power. Neither of these losses was anticipated. We maintained communications with, and control of, this satellite and, as a result of the second anomaly, took the necessary steps to de-orbit it.

PAS-6 had previously been taken out of primary service and at the time of the anomaly was being used as a backup for another satellite, PAS-6B. Accordingly, these events did not affect service to any of our customers and did not affect our revenues in 2005. We do not plan to replace this satellite. As a result of the March 17, 2004 event, we recorded a non-cash impairment charge within income from operations of approximately $99.9 million in the first quarter of 2004. This resulted in a non-cash charge to net income after taxes of approximately $63.3 million. PAS-6 was uninsured and we will not collect insurance proceeds as a result of these events. Further, as a result of this impairment, we no longer depreciate this asset.

BSS 601 HP XIPS

The BSS 601 HP satellite uses a Xenon-Ion Propulsion System (“XIPS”) as its primary propulsion system. There are two separate XIPS on each BSS 601 HP, each one of which is capable of maintaining the satellite in its orbital position. The satellite also has a completely independent bi-propellant propulsion system as a backup to the XIPS. As a result, a single failure of a XIPS on a BSS 601 typically would have no effect on the satellite’s performance or its operating life. A failure of a second XIPS on a satellite would also have no impact on the performance of that satellite. However, such a failure would require the use of the backup bi-propellant propulsion system, which could result in a shorter operating life for the satellite depending on the amount of bi-propellant fuel remaining. XIPS failures do not typically result in a catastrophic failure of the satellite or affect the communications capability of the satellite.

Certain of our BSS 601 HP satellites have experienced various problems associated with XIPS. We currently operate seven BSS 601 HP satellites. Three of our currently operated BSS 601 HP satellites have experienced failures of both XIPS.

The first of the currently operated satellites to experience failure of both primary and secondary XIPS was Galaxy 4R. This satellite is operating as designed on its backup bi-propellant propulsion system. We and the manufacturer of this satellite have determined that the XIPS on this satellite are no longer available. As a result, this satellite’s estimated remaining

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

useful life, based on the bi-propellant fuel on board, was reduced to approximately 3.5 years from June 28, 2003, the date of the secondary XIPS failure. The C-band capacity of this and other satellites is backed up by in-orbit satellites with immediately available capacity. We believe that this problem will not affect revenues from the customers on this satellite or our total contracted backlog, as the satellite’s backup bi-propellant propulsion system has sufficient fuel to provide ample time to seamlessly transition customers to a new or replacement satellite. We have determined that the satellite’s net book value and our investments in sales-type leases on this satellite are fully recoverable.

We began accelerating depreciation on Galaxy 4R beginning in the third quarter of 2003 to coincide with the satellite’s revised estimated useful life. As a result, we recorded additional depreciation expense of $7.7 million during 2003. As of March 2004, following the final insurance settlement on this satellite, depreciation on Galaxy 4R has been approximately equal to the monthly depreciation on this satellite before the anomaly occurred. We expect to launch a replacement for Galaxy 4R in 2006.

The second satellite with failure of both primary and secondary XIPS is PAS-6B. We and the manufacturer of this satellite have determined that the XIPS on this satellite are no longer available. As a result, this satellite’s estimated remaining useful life, based on the bi-propellant fuel on board, was reduced to approximately 4.9 years from July 9, 2003, the date of the secondary XIPS failure. We do not expect this problem to affect service to our customers or to affect revenues from the customers on this satellite over the remaining life of the satellite. As a result of this XIPS failure, during 2003 we reduced our total contracted backlog by approximately $360.0 million. The insurance policy on this satellite had an exclusion for XIPS-related anomalies and, accordingly, this was not an insured loss.

We began accelerating depreciation on PAS-6B beginning in the third quarter of 2003 to coincide with the satellite’s revised estimated useful life. As a result, we recorded additional depreciation expense of $6.6 million during 2003. We expect to launch a replacement for PAS-6B in 2007.

The third satellite with failure of both primary and secondary XIPS is Galaxy 10R. We and the manufacturer of this satellite have determined that the XIPS on this satellite are no longer available. As a result, this satellite’s estimated remaining useful life, based on the bi-propellant fuel on board, was reduced to approximately 3.6 years from August 3, 2004, the date of the secondary XIPS failure. We do not expect this problem to affect service to our customers or to affect revenues from the customers on this satellite over the remaining life of the satellite.

On August 31, 2004, we filed a proof of loss under the insurance policy for Galaxy 10R. During the fourth quarter of 2004, we received all of the expected insurance proceeds for our claim on Galaxy 10R, or approximately $75 million.

As a result of this event, we recorded approximately $9.1 million of losses in the third quarter of 2004 related primarily to a customer warranty obligation payable at the satellite’s end of life and a non-cash write off of a portion of a sales-type lease receivable. These losses and warranty obligations are substantially covered by the Galaxy 10R insurance policies. In connection with the Galaxy 10R insurance settlement, a gain of approximately $9.1 million was recorded during the fourth quarter of 2004, offsetting the third quarter losses. The expected additional depreciation expense resulting from Galaxy 10R’s revised estimated useful life will be approximately $3.0 million per year. We expect to launch a replacement for Galaxy 10R in 2007.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Of our four remaining BSS 601 HP satellites, PAS-5 has a book value of $0 and is no longer in primary customer service. The other three continue to have XIPS available as their primary propulsion system. However, no assurance can be given that we will not have further XIPS failures that result in shortened satellite lives or that such failures will be insured if they occur. For two of these three satellites, the available bi-propellant life ranges exceeded 5 years from December 31, 2005. The third satellite, Galaxy 13/Horizons 1, which was placed into service in January 2004, has available bi-propellant of approximately 10.9 years from December 31, 2005.

In December 2004, after reviewing the operating time to failure and other data from failed BSS 601 HP XIPS systems in our fleet and from similar systems owned by others, as reported to us by the manufacturer, we reduced our estimate of the end of useful life of one of our BSS 601 HP satellites, PAS-9, from 2015 to 2013. This resulted in an increase in our annual depreciation expense of $3.0 million beginning in the fourth quarter of 2004. This estimate is based on currently available data from satellite systems similar to PAS-9 and reflects our current expectations for these systems. We plan to replace this satellite prior to the end of its useful life. Because some of our customer contracts do not require their service to continue onto a replacement satellite, this reduction in our estimate of useful life resulted in a reduction in our contracted backlog of approximately $62.0 million as of December 31, 2004. We believe that the net book value of this satellite is fully recoverable. Along with the manufacturer, we continually monitor the performance of our satellites that use these systems and will, as warranted, reevaluate our expectations.

BSS 702 Solar Arrays

All of our satellites have solar arrays that power their operating systems and transponders and recharge the batteries used when solar power is not available. Solar array performance typically degrades over time in a predictable manner. Additional power margins and other operational flexibility are designed into satellites to allow for such degradation without loss of performance or operating life. Certain BSS 702 satellites have experienced greater than anticipated and unpredictable degradation of their solar arrays resulting from the design of the solar arrays. Such degradation, if continued, results in a shortened operating life of a satellite or the need to reduce the use of the communications payload.

We currently operate three BSS 702 satellites, two of which are affected by accelerated solar array degradation. On February 19, 2003, we filed proofs of loss under the insurance policies for two of our BSS 702 satellites, Galaxy 11 and PAS-1R, for constructive total losses based on degradation of the solar panels. Service to existing customers has not been affected, and we expect that both of these satellites will continue to serve these customers until we replace or supplement them with new satellites. Along with the manufacturer, we continually monitor the problem to determine its cause and its expected effect. Due to this continued degradation, based on a review of available data in December 2004, we reduced our estimate of the end of the useful life of Galaxy 11 from 2015 to 2009 and of PAS-1R from 2016 to 2010, which resulted in an increase in our annual depreciation expense of $22.6 million beginning in the fourth quarter of 2004. We plan to replace these satellites prior to the point at which the solar array degradation would affect operation of the core communications payload. This will accelerate capital expenditures planned for their replacement. Pursuant to our contracts with our customers, a substantial portion of our customer activity on these satellites will continue onto replacement satellites and the reduced estimate of their useful lives will not result in a material reduction in our contracted backlog. We believe that the net book values of these satellites are fully recoverable.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The third BSS 702 satellite we operate, Galaxy 3C, was launched after the solar array anomaly was identified, and it has a substantially different solar array design intended to eliminate the problem. This satellite has been in service since September 2002 and has not experienced similar degradation problems.

SCP

Many of our satellites use an on-board secondary spacecraft control processor, or SCP, to provide advanced orientation control and fault protection functions. SCPs are a critical component in the operation of such satellites. Each such satellite has a backup SCP, which is available in the event of a failure. Certain BSS 601 satellites, including our PAS-4 satellite, have experienced primary SCP failures and are operating on their backup SCPs. PAS-4 is operated as a backup satellite that also provides short-term services. We do not anticipate that a failure of the remaining SCP on PAS-4 will cause an interruption of our business or require replacement of a satellite. On January 15, 2006, our Galaxy 3R satellite, operating in an inclined orbit at 74 degrees WL, experienced an anomaly of its SCP and was taken out of service. This satellite had no net book value as of December 31, 2005 and this event is not expected to have a material impact on our future operations or financial results.

We currently operate three additional BSS 601 satellites. PAS-2 and PAS-3R are both in primary service and are in a group of satellites that has been identified as having heightened susceptibility to the SCP problem. The risk of SCP failure appears to decline as these satellites age. PAS-2 and PAS-3R have been in continuous operation since 1994 and 1996, respectively. Both primary and backup SCPs on these satellites are monitored regularly and remain fully functional. Accordingly, we do not expect SCP failures to occur nor do we anticipate an interruption in business or to require early replacement of these satellites. HGS-3 is no longer in primary service and has a book value of less than $0.5 million.

10. Long-term Debt

(See Note 20 “Subsequent Events”)

As of December 31, 2004 and 2005, long-term debt consisted of the following (in thousands):

	2004		2005
	Book Value	Fair Market Value	Book Value	Fair Market Value
6 3/8% Notes due 2008	$150,000	$154,875	$150,000	$150,375
8 1/2% Notes due 2012	1,190	1,190	1,190	1,190
6 7/8% Notes due 2028	125,000	117,500	125,000	119,375
Transaction Related Financing:
Revolving Credit Facility	—	—	—	—
Term Loan A due 2009	674,310	670,938	355,910	357,690
Term Loan B/Term Loan B-1 due 2011	1,647,500	1,650,087	1,643,400	1,659,834
9% Senior Notes due 2014	1,010,000	1,126,150	656,500	689,325
10 3/8% Senior Discount Notes due 2014	255,138	288,080	282,295	290,160

	3,863,138	4,008,820	3,214,295	3,267,949
Less: current maturities	4,100	4,106	16,600	16,766

Total Long-Term Debt	$3,859,038	$4,004,714	$3,197,695	$3,251,183

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Fair value amounts were determined based on quoted market prices for the Notes or on current rates available to us for debt with similar maturities and similar terms.

On October 19, 2004, pursuant to Rule 144A under the Securities Act of 1933, as amended, we issued $416.0 million aggregate principal amount at maturity of our 10 3/8% senior discount notes due 2014. All of the proceeds of that offering, less discounts, commissions and expenses, or approximately $245.8 million, were paid on October 19, 2004 as a dividend to our stockholders. On May 31, 2005, we exchanged all the outstanding notes for an equal amount of 10 3/8% senior discount notes due 2014, or Senior Discount Notes, which are registered under the Securities Act of 1933 and which have substantially similar terms. The Senior Discount Notes accrete at the rate of 10 3/8% per annum, compounded semi-annually to, but not including, November 1, 2009. From and after November 1, 2009, cash interest on the Senior Discount Notes will accrue at the rate of 10 3/8% per annum, and will be payable semiannually in arrears on May 1 and November 1 of each year, commencing on May 1, 2010, until maturity. As of December 31, 2005, the accreted balance of approximately $282.3 million was outstanding in relation to these notes.

We incurred approximately $6.7 million of deferred financing costs in relation to the issuance of the Senior Discount Notes. These deferred financing costs were capitalized and are being amortized to interest expense over the 10 year life of the Senior Discount Notes.

Our primary source of liquidity is cash flow generated from the operations of our subsidiaries, including PanAmSat. Our ability to pay dividends on our common stock and make payments on our Senior Discount Notes is dependent on the earnings and the distribution of funds from PanAmSat. The agreements governing PanAmSat’s senior secured credit facilities and 9% senior notes are the two contractual obligations of PanAmSat that significantly restrict its ability to pay dividends or otherwise transfer assets to Holdco. Payment of dividends is also subject to compliance with Delaware law.

In connection with the Recapitalization, we (i) entered into senior secured credit facilities consisting of an $800.0 million Term Loan A Facility, a $1,660.0 million Term Loan B Facility and a $250.0 million revolving credit facility, of which $42.6 million was drawn; (ii) issued $1,010.0 million of our 9% senior notes due 2014; (iii) terminated and repaid our Old Credit Facility; (iv) completed a tender offer for substantially all of our $275.0 million 6.125% Notes due 2005 and our $800.0 million 8 1/2% Senior Notes due 2012; and (v) completed the redemption of our remaining 6.125% Notes due 2005 in October 2004. In September 2004, we repaid the outstanding balance under our revolving credit facility.

In conjunction with the Recapitalization, in the third quarter of 2004, we wrote-off debt issuance costs and recorded a charge within interest expense of $15.1 million related to the prepayment of our pre-existing debt. Also in conjunction with the Recapitalization, we capitalized approximately $142.3 million to debt issuance costs and approximately $8.8 million to equity. The debt issuance costs are classified on our balance sheet within Deferred Charges and Other Assets and will be amortized to interest expense over the terms of the related debt obligations.

With a portion of the proceeds from our initial public offering, we made an equity contribution to PanAmSat of approximately $658.4 million, which PanAmSat used to repay approximately $265.0 million of the borrowings under its Term Loan A Facility on March 22,

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2005, redeem $353.5 million, or 35%, of its 9% senior notes and pay a redemption premium of $31.8 million to holders of these notes on April 1, 2005. PanAmSat also repaid an additional $25.0 million of the Term Loan A facility with cash on hand on March 22, 2005. On June 17, 2005 PanAmSat made a voluntary prepayment of $28.4 million under its Term Loan A facility from available cash on hand.

In connection with and contingent upon our initial public offering, PanAmSat’s senior secured credit facilities were amended to, among other things:

•	increase the amount of permitted dividends;

•	eliminate the requirement that PanAmSat repay the term loans under the senior secured credit facilities with excess cash flow;

•	lower the maximum total leverage ratio required by the senior secured credit facilities;

•	convert the Term Loan B Facility to a new Term Loan B-1 Facility under the existing senior secured credit facilities, with lower applicable margins;

•	permit the payment of the management fee payable to the Sponsors in connection with the termination of the management services agreement. (See Note 14 “Certain Relationships and Related Transactions Prior to and as a Result of the Completion of the Recapitalization—Transactions with the Sponsors and their Affiliates”); and

•	conform the change of control definition to the change of control definition in the indenture governing PanAmSat’s 9% senior notes.

During the year ended December 31, 2005, we recorded non-cash interest expense charges totaling approximately $56.0 million for unamortized debt issuance costs written off as a result of the $353.5 million redemption of PanAmSat’s 9% senior notes and the $318.4 million of voluntary debt repayments made on PanAmSat’s Term Loan A facility during this period.

Borrowings under PanAmSat’s senior secured credit facilities bear interest at the borrower’s option at either adjusted LIBOR plus an applicable margin or the alternate base rate plus an applicable margin, and are subject to adjustment based on a pricing grid.

PanAmSat’s senior secured credit facilities are comprised of a $250.0 million revolving credit facility, which will terminate in August 2009, an $800.0 million Term Loan A Facility, which matures in August 2009 (of which $355.9 million was outstanding at December 31, 2005), and a $1,660.0 million Term Loan B-1 Facility, which matures in August 2011 (of which $1,643.4 million was outstanding at December 31, 2005). At December 31, 2005, the interest rate on the Term Loan A Facility was 6.13% (1 month LIBOR of 4.38% plus 1.75%). At December 31, 2005, the Term Loan B-1 facility was split into two tranches in order to provide for the principal payment of $4.2 million which is due on February 21, 2006. The first tranche in the amount of $4.2 million, which is subject to the principal paydown, had an interest rate of 6.44% (2 month LIBOR of 4.44% plus 2.00%). The remaining tranche, in the amount of $1,639.3 million, had an interest rate of 6.49% (3 month LIBOR of 4.49% plus 2.00%). These rates are subject to change based upon our total leverage ratio. In addition, we are required to pay a commitment fee for the unused commitments under the revolving credit facility, if any, which, as of December 31,

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2005 on an annual basis was 0.25%. As of December 31, 2005 we had outstanding letters of credit totaling $49.1 million and the revolving credit facility was undrawn. Outstanding letters of credit reduce our ability to borrow against the revolving credit facility by an equivalent amount. Any amounts borrowed under the revolving credit facility would bear interest at LIBOR plus 1.75% as of December 31, 2005, although this interest rate is subject to adjustment based on our total leverage ratio.

Obligations under the senior secured credit facilities are, or will be, as the case may be, unconditionally and irrevocably guaranteed jointly and severally by PanAmSat’s current and future domestic subsidiaries and are secured by substantially all of PanAmSat’s assets and substantially all of the assets of each of its current and future domestic subsidiaries.

The 9% senior notes require interest payments to be made semi-annually, mature on August 15, 2014, are unsecured, and are, or will be, as the case may be, unconditionally guaranteed by each of PanAmSat’s existing and certain subsequently acquired or organized domestic restricted subsidiaries.

On August 22, 2004, we completed a tender offer and consent solicitation to purchase any and all of the outstanding $800.0 million aggregate principal amount of our 8 1/2% Senior Notes due 2012 for cash. Not all of these notes were tendered and, as a result, approximately $1.2 million aggregate principal amount will remain outstanding through the original maturity date. As required by our senior secured credit facilities, we repaid our Term A Facility by the amount of the 8 1/2% Senior Notes that remained outstanding after the tender offer. The remaining 8 1/2% Senior Notes due 2012 are unsecured, and are unconditionally guaranteed by each of PanAmSat’s existing domestic restricted subsidiaries.

On August 22, 2004, we completed a tender offer to purchase any and all of the outstanding $275.0 million aggregate principal amount of our 6 1/8% Notes due 2005 for cash. On October 22, 2004, we completed a redemption of our remaining $24.2 million 6 1/8% Notes due 2005 that were not purchased in the tender offer from cash on hand.

In conjunction with the Recapitalization, in the third quarter of 2004, we wrote-off debt issuance costs and recorded a charge within interest expense of $15.1 million related to the prepayment of our pre-existing debt. Also in conjunction with the Recapitalization, we capitalized approximately $142.3 million to debt issuance costs and approximately $8.8 million to equity. The debt issuance costs are classified on our balance sheet within Deferred Charges and Other Assets and will be amortized to interest expense over the terms of the related debt obligations.

On November 19, 2004, proceeds from our Galaxy 10R insurance claim received through that date of approximately $69 million, along with cash on hand, were utilized to make a voluntary prepayment of approximately $137 million under our senior secured credit facilities. Approximately $124.5 million of this prepayment was applied to the Term Loan A Facility, while the remaining $12.5 million was applied to the Term Loan B Facility. Through November 30, 2004, we received all of the expected insurance proceeds for our claim on Galaxy 10R, or approximately $75 million. In connection with this repayment, in the fourth quarter of 2004, we wrote-off related debt issuance costs and recorded a charge within interest expense of approximately $5.2 million.

PANAMSAT HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In June 2004, we repaid from available cash on hand the $349.1 million outstanding balance under the Term Loan B-1 Facility of our Old Credit Facility. In conjunction with this repayment, we recorded a charge of $5.5 million within interest expense as a result of the write-off of unamortized debt issuance costs related to that loan facility and a charge of $0.5 million within interest expense representing the amount accumulated within other comprehensive income (loss) related to our $100.0 million interest rate swap on that loan facility entered into during the third quarter of 2002. The hedge liability was not impacted by the repayment of that facility. In August 2005, this agreement expired. See Note 11 “Interest Rate Swap Agreements”.

As of December 31, 2005, we also had outstanding 10 and 30-year fixed rate notes totaling $275.0 million which were issued in January 1998. The outstanding principal balances, interest rates and maturity dates for these notes as of December 31, 2005, are $150.0 million at 6.375% due 2008 and $125.0 million at 6.875% due 2028, respectively. Principal on these notes is payable at maturity, while interest is payable semi-annually.

We are required to maintain certain financial covenants and are also subject to restrictive covenants under our borrowings. As of December 31, 2005, we were in compliance with all such covenants.

Annual maturities of long-term debt as of December 31, 2005, including accretion of interest to be paid at maturity on our 10 3/8% Senior Discount Notes due 2014, are as follows (in thousands):

Year Ending December 31,	Amount Due
2006	$16,600
2007	20,050
2008	324,060
2009	211,600
2010	16,600
2011 and thereafter	2,759,090

Total	$3,348,000

Interest expense for 2003, 2004 and 2005 is presented net of interest income of $13.3 million, $7.4 million and $3.2 million, respectively, and net of capitalized interest for 2003, 2004 and 2005 of $13.9 million, $8.5 million and $25.5 million, respectively. Included in interest expense during 2003, 2004 and 2005 were approximately $10.7 million, $25.8 million and $56.0 million, respectively, associated with the write-offs of unamortized debt issuance costs related to the repayment of debt during those years.

11. Interest Rate Swap Agreements

In accordance with the agreement governing PanAmSat’s old senior secured credit facilities that were repaid in 2004, PanAmSat was party to an interest rate swap agreement for a fixed rate payment of 5.64% on $100.0 million through August 30, 2005. In June of 2004, in connection with the repayment of the term loan B-1 facility of PanAmSat’s old credit facility, PanAmSat’s cash flow hedge became undesignated and therefore changes in the fair value of the interest rate swap have been recorded within our consolidated statement of operations from that time. In August 2005, this agreement expired.

PANAMSAT HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

On March 14, 2005, PanAmSat entered into a five year interest rate swap agreement to hedge interest expense on a notional amount of $1.25 billion. The notional amount will amortize down to $625 million from March 14, 2008 until expiration on March 15, 2010. In relation to this swap agreement, PanAmSat exchanged its floating-rate obligation on $1.25 billion of its Term Loan B-1 facility for a fixed-rate obligation, subject to scheduled rate increases based on the LIBOR rate used as described in the following table:

Start Date	End Date	Total Notional Amount	PanAmSat Corporation pays banks	Banks pay PanAmSat Corporation
3/14/2005	6/14/2005	$1,250,000,000	3.000%	3.000%
6/14/2005	9/14/2005	$1,250,000,000	3.548%	3.400%
9/14/2005	12/14/2005	$1,250,000,000	3.922%	3.857%
12/14/2005	3/14/2006	$1,250,000,000	4.178%	4.489%
3/14/2006	6/14/2006	$1,250,000,000	4.316%	3 Month LIBOR
6/14/2006	9/14/2006	$1,250,000,000	4.422%	3 Month LIBOR
9/14/2006	12/14/2006	$1,250,000,000	4.523%	3 Month LIBOR
12/14/2006	3/14/2007	$1,250,000,000	4.610%	3 Month LIBOR
3/14/2007	6/14/2007	$1,250,000,000	4.646%	3 Month LIBOR
6/14/2007	9/14/2007	$1,250,000,000	4.681%	3 Month LIBOR
9/14/2007	12/14/2007	$1,250,000,000	4.714%	3 Month LIBOR
12/14/2007	3/14/2008	$1,250,000,000	4.763%	3 Month LIBOR
3/14/2008	6/14/2008	$625,000,000	4.802%	3 Month LIBOR
6/14/2008	9/14/2008	$625,000,000	4.839%	3 Month LIBOR
9/14/2008	12/14/2008	$625,000,000	4.876%	3 Month LIBOR
12/14/2008	3/14/2009	$625,000,000	4.912%	3 Month LIBOR
3/14/2009	6/14/2009	$625,000,000	4.943%	3 Month LIBOR
6/14/2009	9/14/2009	$625,000,000	4.970%	3 Month LIBOR
9/14/2009	12/14/2009	$625,000,000	4.997%	3 Month LIBOR
12/14/2009	3/14/2010	$625,000,000	5.023%	3 Month LIBOR

The counterparties to this agreement are highly rated financial institutions. In the unlikely event that the counterparties fail to meet the terms of the interest rate swap agreement, PanAmSat’s exposure is limited to the interest rate differential on the notional amount at each quarterly settlement period over the life of the agreements. We do not anticipate non-performance by the counterparties.

The fair value of the interest rate swap agreement is the estimated amount that we would pay or receive to terminate the agreement at the reporting date, taking into account current interest rates, the market expectation for future interest rates and our current creditworthiness. From the inception of the interest rate swap agreement through May 24, 2005, the interest rate swap was undesignated and the decrease in the fair value of the interest rate swap of approximately $18.6 million was recorded within loss on undesignated interest rate swap in our consolidated statement of operations for the quarter ended June 30, 2005, in accordance with the provisions of SFAS 133. Between May 25, 2005 and June 30, 2005, the interest rate swap was designated as a cash flow hedge and deemed effective, and therefore qualified for hedge accounting treatment under SFAS 133. In accordance with SFAS 133, changes in the hedged asset or liability representing the effectiveness of the hedge were recorded within comprehensive income (loss) in our consolidated balance sheet. The ineffective portion of the hedge (approximately $630 thousand) was recorded as an adjustment to interest expense in the consolidated statement of operations for the quarter ended June 30, 2005.

PANAMSAT HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Pursuant to SFAS 133 we are required to perform a quarterly analysis of the effectiveness of the hedge. Under SFAS 133 in order to maintain the effectiveness of the hedge, an effectiveness rate of between 80% and 125% must be maintained. This effectiveness rate is calculated by dividing the cumulative change in the hedge liability by the cumulative change in the cash flows of the debt being hedged. As of September 30, 2005, we completed our effectiveness assessment in relation to this swap agreement. As a result of this test, it was determined that the interest rate swap agreement was no longer an effective hedge, and therefore, did not qualify for hedge accounting treatment under SFAS 133. As a result, the interest rate swap was undesignated through December 31, 2005 and therefore the increase in the fair value of the interest rate swap from July 1, 2005 through December 31, 2005 of approximately $25.2 million was recorded as a gain on undesignated interest rate swap in our consolidated statement of operations for year ended December 31, 2005. The net gain on undesignated interest rate swap for year ended December 31, 2005 was $6.6 million. As of December 31, 2005 the asset related to this interest rate swap of $3.9 million was included in deferred charges and other assets—net within our consolidated balance sheet.

On the interest rate reset date of December 14, 2005, the interest rate which the counterparties will utilize on March 14, 2006 to compute interest due to PanAmSat was determined to be 4.489%. This will result in the counterparties paying PanAmSat approximately $971 thousand on March 14, 2006 (the difference between the rate PanAmSat must pay of 4.178% and the rate it will receive from the counterparties of 4.489%).

12. Income Taxes

The income tax provision (benefit) consisted of the following (in thousands):

	Year Ended December 31,
	2003	2004	2005
Taxes currently (receivable) payable:
U.S. federal	$—	$—	$—
Foreign	1,560	1,500	1,455
State and local	1,421	1,250	1,583

Total	2,981	2,750	3,038

Deferred tax (benefits) liabilities:
U.S. federal	8,801	(91,545)	(11,512)
Foreign	16,387	555	2,543
State and local	(573)	(5,061)	(4,494)
Change in valuation allowance	7,414	—	—

Total	32,029	(96,051)	(13,463)

Total income tax provision (benefit)	$35,010	$(93,301)	$(10,425)

PANAMSAT HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The income tax provision was different than the amount computed using the U.S. statutory income tax rate for the reasons set forth in the following table (in thousands):

	Year Ended December 31,
	2003	2004	2005
Expected tax at U.S. statutory income tax rate	$47,090	$(60,302)	$21,806
U.S. state and local income tax rates—net of federal income tax effect	551	(2,477)	(716)
Extraterritorial income exclusion tax benefit	(36,620)	(27,328)	(30,829)
Foreign withholding taxes	16,387	1,012	1,972
Transaction costs	—	—	(3,842)
Change in valuation allowance	7,414	—	—
Other	188	(4,206)	1,184

Total income tax provision (benefit)	$35,010	$(93,301)	$(10,425)

The extraterritorial income exclusion will be reduced in subsequent years because of changes to the Federal tax law. We have certain contracts which are grandfathered under the tax law.

Temporary differences that give rise to deferred tax assets and liabilities are as follows (in thousands):

	2004		2005
	Deferred Tax Assets	Deferred Tax Liabilities	Deferred Tax Assets	Deferred Tax Liabilities
Basis differences in satellites and other property, plant and equipment	$—	$211,317	$—	$191,052
Performance incentives	37,451	—	40,646	—
Customer deposits	30,082	—	27,219	—
Accruals and advances	41,381	—	44,002	—
Tax credit carryforwards	17,343	—	17,343	—
Net operating loss carryforwards	70,368	—	73,440	—
Other	2,668	11,938	7,892	12,596

Gross deferred taxes	199,293	223,255	210,542	203,648
Valuation Allowance	—	—	—	—

Net deferred taxes	$199,293	$223,255	$210,542	$203,648

At December 31, 2005, we had deferred tax liabilities of $203.6 million of which $4.9 million of the deferred tax liability was classified as current. We also had deferred tax assets of $210.5 million, of which $21.6 million was classified as current. Included in the non-current deferred tax assets at December 31, 2005 was $17.3 million of alternative minimum tax credits that can be carried forward indefinitely. Also included in non-current deferred tax assets was $73.4 million of deferred tax assets relating to federal and state net operating losses generated subsequent to the PanAmSat Recapitalization that expire in varying amounts over the period of 2014-2024 if not utilized. Management does not believe a valuation allowance is necessary as of December 31, 2005. (See Note 2 “Significant Accounting Policies—Income Taxes”).

PANAMSAT HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Issues regarding our taxability in foreign jurisdictions have been raised by various tax authorities. Such authorities have proposed tax adjustments and we have vigorously contested them. In 2004 and 2005, we increased our income tax provision for these adjustments and, in management’s opinion, adequate provision has been made for all open years.

In 2005, the Internal Revenue Service completed an examination of the GM consolidated tax group for the years 1998-2000 of which we were a member, and commenced an examination of the GM consolidated tax group for the years 2001-2003. As a result, our federal income tax returns for those years are currently under examination. Management believes that adequate provision has been made for any adjustment which might be assessed as a result of these examinations. Any amounts that would be payable under the examination are fully indemnified under the tax separation agreement with the DIRECTV Group.

13. Acquisitions

On March 7, 2003, we acquired substantially all of the assets of Hughes Global Services, Inc. (“HGS”) from our affiliate, The DIRECTV Group, for approximately $8.4 million in cash and the assumption of certain related liabilities. In connection with this transaction, the HGS-3, HGS-5 and Leasat satellites are now operated as part of our fleet. The historical cost of the net assets acquired was $3.1 million. Since we and HGS were under the common control of The DIRECTV Group, the excess purchase price over the historical cost of the net assets acquired of approximately $5.3 million was recorded as a reduction to our stockholders’ equity on the accompanying consolidated balance sheet as of December 31, 2003 net of deferred income taxes of approximately $1.9 million.

On August 27, 2003, as part of our strategic initiative to expand our government service offerings, we acquired a telecommunications firm based outside of Washington, D.C. that specializes in providing end-to-end services and solutions to the U.S. Government, Esatel Communications, Inc. (“Esatel”) and its related entity, Silver Springs Teleport, LC.

To complement our ground infrastructure, in November 2003, we purchased Sonic Telecommunications International Ltd. (“Sonic”), a provider of international high-definition multimedia transmission services and business applications.

The aggregate purchase price for the Esatel and Sonic acquisitions was $12.2 million. The net assets acquired included receivables, property, plant and equipment, customer lists, IRUs and goodwill as well as certain assumed liabilities.

On August 31, 2005, PanAmSat acquired multiple European orbital slots, as well as a satellite with European, Middle Eastern, African and Asian coverage from Alcatel, a French communications company, for a purchase price of approximately $60.2 million plus liabilities and costs incurred in relation to the acquisition of approximately $13.7 million, including $9.0 million of contingent performance payments due to Alcatel in addition to the purchase price. We are still finalizing our purchase price allocation for this aquisition. This acquisition was accomplished in order to strengthen our presence in these markets and expand our global reach into key growth regions. Through December 31, 2005, we paid $42.5 million of this aggregate purchase price from cash on hand. The satellite acquired, formerly known as Europe*Star 1, was renamed PAS-12, and is capable of providing a broad range of enhanced services to European customers for program distribution, broadcast contribution and enterprise

PANAMSAT HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

networking. The agreement provides for purchase price installments during 2006 of $20.2 million and performance payment installments plus related interest contingent on the future performance of the satellite. The results of this acquisition have been included in our fixed satellite services segment from the date of acquisition.

The results of Esatel and HGS have been included in our Government Service segment from the dates of acquisition. The results of Sonic and the acquisition from Alcatel have been included in our Fixed Satellite Services segment from the dates of acquisition.

14. Certain Relationships and Related Transactions Prior to and as a Result of the Completion of the Recapitalization

Transactions with The DIRECTV Group and its Affiliates

Until the consummation of the Recapitalization on August 20, 2004, The DIRECTV Group and its affiliates were related parties of ours.

During the fourth quarter of 2003, we agreed to amend our transponder lease agreements with DIRECTV Latin America, or DTVLA. This amendment became effective in February 2004 upon DTVLA’s emergence from the Chapter 11 bankruptcy process. In conjunction with these amendments we agreed to accept reduced cash payments in the early years, most of which we expect to recapture in later years, and The DIRECTV Group has agreed to guarantee all of the transponder lease agreements with DTVLA for a period of five years.

We entered into new contractual arrangements with affiliates of The DIRECTV Group in connection with the Recapitalization at rates which, we believe, approximate market rates. These contractual arrangements include the extension of transponder lease agreements with Hughes Network Systems, Inc., the extension of The DIRECTV Group guarantees of our transponder lease agreements with DTVLA, the purchase of additional transponder capacity for DTH services in Latin America, and the extension of existing and the entering into of new TT&C services agreements with DIRECTV Operations LLC. In addition, in connection with the Recapitalization, The DIRECTV Group paid us $9.2 million for certain past due receivables from, and guaranteed certain future obligations of, our customer Sky Multi-Country Partners, an affiliate of News Corporation.

During 2003, we transferred an authorization for a Ka-band orbital slot to Hughes Network Systems, Inc., or HNS, an affiliate, in exchange for a contingent payment of approximately $2.1 million. The payment was payable upon the launch of a satellite by HNS to such orbital slot. The Federal Communications Commission has approved the transfer of this authorization. In the fourth quarter of 2005, HNS launched a satellite to this orbital slot and we recognized other income of approximately $2.1 million within our 2005 consolidated statement of operations related to this orbital slot fee and recorded the related receivable on our consolidated balance sheet at December 31, 2005.

On April 20, 2004, PanAmSat entered into a definitive transaction agreement with The DIRECTV Group, Merger Sub, a wholly-owned subsidiary of The DIRECTV Group, and Constellation, an affiliate of KKR for the Recapitalization (See Note 4 “PanAmSat Merger, Subsequent Sale and Related Transactions”).

PANAMSAT HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In June 2004, we paid The DIRECTV Group $28.5 million to reimburse them in full for amounts they previously paid on our behalf to the manufacturer of the Galaxy 16 satellite (See Note 8 “Satellites and Other Property and Equipment—Net”).

Concurrently with the execution of the transaction agreement, PanAmSat entered into a tax separation agreement with The DIRECTV Group that supersedes four earlier tax-related agreements among ourselves, The DIRECTV Group and certain of its affiliates. PanAmSat and The DIRECTV Group have agreed to handle tax matters with respect to the tax periods covered by the tax separation agreement, including tax return preparation, audits, appeals and litigation, in a manner consistent with the past practice of The DIRECTV Group and ourselves before the acquisition. In addition, PanAmSat and The DIRECTV Group have agreed to cooperate in any tax audits, litigation or appeals that involve, directly or indirectly, periods ending on or prior to the day of the closing of the Recapitalization.

Pursuant to the tax separation agreement, The DIRECTV Group agreed to indemnify PanAmSat for all federal and consolidated state and local income taxes a taxing authority may attempt to collect from PanAmSat regarding any liability for the federal or consolidated state or local income taxes of GM and The DIRECTV Group, except those income taxes PanAmSat is required to pay under the tax separation agreement. In addition, The DIRECTV Group has agreed to indemnify PanAmSat for any taxes (other than those taxes described in the preceding sentence) related to any periods or portions of such periods ending on or prior to the day of the closing of the Recapitalization in amounts equal to 80% of the first $75.0 million of such other taxes and 100% of any other taxes in excess of the first $75.0 million. As a result, our net tax liability related to these periods is capped at $15.0 million.

The tax separation agreement became effective upon the consummation of the Recapitalization on August 20, 2004 and will remain effective until the expiration of the statute of limitations with respect to all taxes to which the tax separation agreement relates.

In relation to the tax separation agreement we entered into with The DIRECTV Group as part of the Recapitalization, we have recorded a $41.0 million receivable at December 31, 2005 related to foreign withholding tax claims made against us by the Indian government, the related payments made to date by us on those claims, and for certain other foreign and domestic tax claims against us and tax payments made by us.

We provide satellite capacity, TT&C, and other related services and facilities to several subsidiaries of The DIRECTV Group and purchase certain services and equipment from a subsidiary of The DIRECTV Group. Additionally, for the period prior to the consummation of the Recapitalization, we reimbursed The DIRECTV Group for the allocated costs of certain jointly incurred expense items, principally relating to administrative and other expenses. During the year ended December 31, 2003 and for the period from January 1, 2004 through August 29, 2004, revenues derived from The DIRECTV Group and its affiliates were $128.9 million and $82.3 million, respectively, or approximately 15.5% and 15.1% of our revenues for those same periods, respectively.

PANAMSAT HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The aggregate amounts of related party transactions with The DIRECTV Group and its affiliates for the year ended December 31, 2003 and the period from January 1, 2004 through August 19, 2004 are summarized below (in thousands):

	2003	Period From January 1, 2004 Through August 19, 2004
Satellite Services Revenues:
Operating lease revenues	$114,292	$75,372
Other satellite services	14,641	6,929

Total Satellite Services Revenues	$128,933	$82,301

Purchased Services and Equipment	$4,150	$3,213

Allocations of administrative and other expenses	$1,906	$1,306

In addition, The DIRECTV Group leases office space to us in Long Beach, California and land for our teleport in Castle Rock, Colorado, and permits the participation by us and our employees in certain discount programs. Prior to the Recapitalization, The DIRECTV Group provided general liability insurance and certain administrative services to us, including the provision of certain advisory and audit services. During the year ended December 31, 2003, and for the period from January 1, 2004 through August 19, 2004, we incurred expenses related to such arrangements with The DIRECTV Group of approximately $1.9 million and $1.3 million, respectively.

Transactions with News Corporation and its Affiliates (Other than The DIRECTV Group)

Until the consummation of the Recapitalization on August 20, 2004, News Corporation and its affiliates were related parties of ours.

We are a party to agreements with News Corporation and certain of its subsidiaries and affiliates pursuant to which we provide satellite capacity, TT&C and other related services. During the year ended December 31, 2003 and for the period from January 1, 2004 through August 29, 2004, revenues derived from News Corporation and its affiliates were $91.8 million and $55.1 million, respectively, or approximately 11.0% and 10.1% of our revenues for those same periods, respectively.

In January 2004, Fox Entertainment Group, Inc., a subsidiary of News Corporation, and we signed a multi-year, multi-satellite agreement, the terms of which provide that Fox Entertainment will consolidate its entire suite of U.S. cable and broadcast programming onto our global fleet for 15 years and move a significant portion of its international traffic onto the fleet for the next decade. Fox Entertainment is now one of our largest media customers and one of our top five global customers.

Effect of the Recapitalization

As a result of the Recapitalization, effective August 20, 2004, The DIRECTV Group and News Corporation were no longer related parties of ours and the Sponsors and their affiliates became related parties of ours.

PANAMSAT HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Transactions with The Sponsors and Their Affiliates

The Sponsors provided management and advisory services to us pursuant to management services agreements executed at the closing of the Recapitalization. The Sponsors charged us an aggregate management fee of $2.0 million annually for the provision of these services, subject to an annual increase of three percent. In connection with, and effective upon completion of, our initial public offering on March 22, 2005, each of the Sponsors terminated their respective management services agreements for an aggregate consideration of $10.0 million. For the period from January 1, 2005 through March 22, 2005, we recorded approximately $10.4 million of expense for these management fees (including the termination payment). The annual advisory fee did not include, and the Sponsors may receive, additional compensation for providing investment banking or other advisory services provided in connection with any specific acquisition or divestiture transactions or in the event the Sponsors perform services above and beyond those previously called for by the agreements. For the period August 20, 2004 through December 31, 2004, we recorded approximately $0.7 million of expense for these management fees, of which $0.1 million was paid through December 31, 2004. In addition, in consideration for structuring services rendered in connection with the Recapitalization, which services included financial advisory services and capital structure review, the Sponsors received an aggregate transaction fee of $50.0 million and were reimbursed for out-of-pocket expenses of approximately $1 million. During the year ended December 31, 2005, we reimbursed the Sponsors for $0.2 million for expenses incurred.

During 2004, we retained Capstone Consulting to provide us with consulting services, primarily to identify and advise on potential opportunities to reduce our costs and identify other potential opportunities to grow our business. Although neither KKR nor any entity affiliated with KKR owns any of the equity of Capstone, KKR has provided financing to Capstone. We recorded approximately $0.3 million of expenses during 2004 to Capstone, of which, approximately $0.2 million was paid through December 31, 2004. We recorded approximately $0.6 million of expenses during the year ended December 31, 2005 related to Capstone Consulting, all of which was paid through December 31, 2005.

Certain members of our board of directors whose services are compensated are principals of or are affiliated with the Sponsors.

We provide satellite capacity, TT&C and other related services to affiliates of the Sponsors. Revenues for these services were $3.7 million and $4.6 million for the years ended December 31, 2004 and 2005, respectively. As of December 31, 2004 and 2005, we had customer receivables related to these affiliates of approximately $74 thousand and $550 thousand, respectively.

Included in our total contracted backlog of $4.50 billion as of December 31, 2005 is approximately $14.8 million of contracted backlog from these affiliates of the Sponsors. Contracted backlog represents future cash payments expected from customers under all long-term contractual agreements.

During the years ended December 31, 2004 and 2005, we procured $0.6 and $1.0 million, respectively of insurance and insurance-related services from an affiliate of one of the Sponsors.

PANAMSAT HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table provides summary information relative to our accounts receivable from and accounts payable to the Sponsors and their affiliates as of December 31, 2004 and 2005 (in thousands):

	December 31,
	2004	2005
Due from affiliates	$74	$550

Due to affiliates	$831	$—

Other Related Party Transactions

PanAmSat has a 50% ownership interest in the Horizons-1 joint venture, which it accounts for under the equity method of accounting (see Note 2 “Significant Accounting Policies”). PanAmSat leases Ku-band satellite capacity on the Horizons I satellite, which is owned by this joint venture. During the years ended December 31, 2003, 2004 and 2005, PanAmSat recorded expenses of approximately $0, $3.2 million and $3.7 million, respectively, in relation to the lease of such Ku-band satellite capacity.

15. Retirement and Incentive Plans

(See Note 20 “Subsequent Events”)

Employee Benefit Plans:

Defined Contribution Plans 401(k) Plan—PanAmSat has a 401(k) plan for qualifying employees for which it matches a portion of the employee contributions. Prior to the Recapitalization, PanAmSat made this match in the form of shares of its common stock; since the Recapitalization, PanAmSat has made this match in the form of cash. The number of shares contributed to the plan and the respective market values were 389,992 and 196,491 shares and $2.1 million and $1.4 million for 2003 and 2004, respectively. The cash contributions made to the plan for 2004 and 2005 were $0.6 million and $1.9 million, respectively.

Deferred Compensation Plan—PanAmSat has a Supplemental Savings Plan and a Deferred Compensation Plan for eligible employees. Under both plans, executives and other highly compensated employees are entitled to defer a portion of their compensation to future years. The annual amount that can be deferred is subject to certain limitations, and a portion of the employee’s contribution may be matched if the employee elected to defer the maximum amount permissible under the 401(k) plan and the Internal Revenue Code of 1986, as amended. The maximum annual match under the 401(k) plan is limited to an aggregate level of 4% of annual compensation. The matched portion of the Supplemental Savings Plan consists of “credits” which vest when awarded. Contributions that receive employer matching are required to be deferred until termination of employment, and any non-matched contributions may be deferred over a period selected by the employee. In addition, PanAmSat, at its discretion, may make contributions to the Deferred Compensation Plan and the Supplemental Savings Plan for the benefit of any participant as supplemental compensation. The Deferred Compensation Plan and the Supplemental Savings Plan are unfunded plans, and the deferrals and matching credits will receive earnings based upon rates set by the Compensation Committee of PanAmSat’s board of directors (the “Compensation Committee”), but in no event will these amounts earn

PANAMSAT HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

less than 100% of the Moody’s Corporate Bond Index Rate. In July 2004, PanAmSat’s board of directors amended the Deferred Compensation Plan and the Supplemental Savings Plan to permit certain senior executives to elect to have all or part of their accounts under the plans invested in deferred stock units, each of which represented the notional right to receive a share of common stock in PanAmSat. The deferred stock units were converted into a notional right to receive a share of common stock in Holdco at the same conversion ratio as for the other transactions in the Recapitalization. As of the date of conversion, these deferred stock units represented the notional right to receive 202,213 shares of Holdco common stock, on an adjusted basis, with a value of $1.5 million. We reclassified this amount from our liability for deferred compensation plans to additional paid-in capital as these deferred stock units will be paid out in shares of Holdco common stock rather than in cash. Additionally, these deferred stock units are entitled to accrue credits in the same amount as dividends paid to holders of Holdco’s common stock. For the years ended December 31, 2004 and 2005, the Company’s liability for deferred compensation was credited with $0.7 million and $0.8 million, respectively, in relation to these deferred stock units. As of December 31, 2004 and 2005, our liabilities for these two plans totalled $11.0 million and $13.7 million, respectively.

1997 Stock Incentive Plan—On May 5, 1997, PanAmSat’s board of directors adopted the PanAmSat Corporation Long-Term Stock Incentive Plan (the “1997 Stock Plan”), which provides for the granting of nonqualified stock options, incentive stock options, alternate appreciation rights, restricted stock, performance units and performance shares to executive officers, other employees, directors and its independent contractors. Awards were granted at the discretion of the Compensation Committee on such terms as the committee decided. Effective December 7, 2000, PanAmSat amended the 1997 Stock Plan to provide that, upon a “Change-in-Control” (as defined) of it, all unvested stock options and other awards granted under the 1997 Stock Plan would immediately vest and become exercisable, and restrictions on any awards such as restricted stock would immediately lapse.

As approved by PanAmSat’s board of directors in December 2000 and as subsequently ratified by its stockholders in June 2001, and as adjusted for the August 20, 2004 stock split and the March 1, 2005 reverse stock split, the maximum number of shares of common stock that could be issued under the 1997 Stock Plan was increased to 50,219,186. Upon consummation of the Recapitalization, which constituted a change-in-control as defined in the 1997 Stock Plan, all outstanding employee stock options vested and became exercisable, and all outstanding restricted shares and restricted stock units vested immediately prior to the Merger. PanAmSat recorded a charge of approximately $8.3 million within Transaction-related costs in its consolidated statement of operations in relation to the acceleration of vesting of these options, restricted shares and restricted stock units. Also in conjunction with the Recapitalization, the exercise prices of certain employee options were modified. As a result of these modifications, PanAmSat recorded additional expense of approximately $1.2 million within Transaction-related costs in its consolidated statement of operations. Holders of options and restricted stock units were entitled to receive (i) with respect to in-the-money options, cash equal to the difference between the exercise price and the $23.50 per share price paid in the Recapitalization, and (ii) with respect to restricted shares and restricted stock units cash in the amount of $23.50 per share, or $8.17 per share after giving effect to the stock split and the reverse stock split. All out-of-the-money stock options were cancelled without payment. Certain members of PanAmSat’s management agreed not to have certain of their equity interests cashed out in the Recapitalization; existing options, restricted shares and restricted stock units granted to such individuals remain outstanding as options and shares.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In October 2004, Holdco assumed the 1997 Stock Plan, and the outstanding stock options were converted into an aggregate of 762,372 options to purchase shares in Holdco common stock. The maximum number of shares of Holdco common stock that may be issued pursuant to the plan is 762,372 shares. The 1997 Stock Plan is administered by the Compensation Committee. As of December 31, 2004, nonqualified options for 762,372 shares of common stock (net of options expired or terminated) have been granted under the 1997 Stock Plan. Such options were granted with an exercise price equal to 100% of the fair market value at the date of grant and vest ratably over three to four years. These options have since been modified. In 2002, 2003 and 2004, we issued 5,509,509, 141,542 and 139,097 options, respectively, under the existing annual grant program with ratable vesting over three years. No new awards have been made under the 1997 Stock Plan since March 31, 2004.

2004 Stock Option Plan—On August 20, 2004, PanAmSat’s board of directors adopted the 2004 Stock Option Plan for Key Employees of PanAmSat Corporation (the “2004 Stock Plan”), which provides for the granting of stock options, stock appreciation rights and dividend equivalent rights to executive officers, other employees, and others having a relationship with it or its subsidiaries. In 2004, PanAmSat granted options to purchase 3,578,828 shares of common stock.

In October 2004, Holdco assumed the 2004 Stock Plan in connection with the Contribution and all outstanding options became options of Holdco. Subsequently, Holdco granted 702,597 options in October 2004 and 26,339 options in February 2005. As of December 31, 2005, nonqualified options for 4,307,764 shares of common stock (net of options expired or terminated) have been granted under the 2004 Stock Plan since the Recapitalization. The 2004 Stock Plan is administered by the Compensation Committee. The maximum number of shares that can be issued under the 2004 Stock Plan is 9,500,000.

In October 2004, the exercise price of all outstanding options granted to date under the 1997 Stock Plan and the 2004 Stock Plan was reduced by $3.39 to reflect the decrease in per share value arising from the issuance of Holdco’s Senior Discount Notes and the payment of dividends to its stockholders.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Activity in the 1997 Stock Plan and the 2004 Stock Plan during the past three years is summarized below:

	Shares	Weighted Average Exercise Price	Range
1997 Stock Plan
Outstanding at January 1, 2003	19,462,776	$11.22	$5.09-$21.99
Options granted	141,542	5.54	4.91-7.49
Options exercised	(4,934)	6.82	6.03-7.38
Options expired or terminated	(1,481,316)	11.34	5.03-21.99

Outstanding at December 31, 2003	18,118,068	$11.18	$4.91-$21.99
Options granted	139,097	8.50	8.50
Options exercised	(313,013)	7.35	5.09-8.11
Options expired or terminated	(1,172,903)	12.10	4.91-21.99
Options cancelled due to Recapitalization	(12,011,648)	12.67	8.50-21.99
Options cashed out due to Recapitalization	(3,997,229)	7.33	4.91-8.14

Outstanding at December 31, 2004	762,372	$3.46	$3.43-$4.04
Options granted	—	—	—
Options exercised	—	—	—

Outstanding at December 31, 2005	762,372	$3.46	$3.43-$4.04

Options exercisable at December 31, 2003	11,840,442	$11.89	$5.09-$21.99

Options exercisable at December 31, 2004	762,372	$3.46	$3.43-$4.04

Options exercisable at December 31, 2005	762,372	$3.46	$3.43-$4.04

2004 Stock Plan
Outstanding at January 1, 2004	—	$—	$—
Options granted	4,281,425	4.21	4.21

Outstanding at December 31, 2004	4,281,425	$4.21	$4.21
Options granted	26,339	18.04	$18.04

Outstanding at December 31, 2005	4,307,764	$4.29	$4.21-$18.04

Options exercisable at December 31, 2004	—	$—	$—

Options exercisable at December 31, 2005	861,556	$4.29	$4.21-$18.04

Range of Exercise Prices	Options Outstanding at December 31, 2005	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price of options outstanding	Options Exercisable As of December 31, 2005	Weighted Average Exercise Price of options exercisable
1997 Stock Plan
$3.43-$4.04	762,372	8.63	$3.46	762,372	$3.46

2004 Stock Plan
$4.21-$18.04	4,307,764	8.67	$4.29	861,556	$4.29

Effective January 1, 2003, PanAmSat adopted the fair value recognition provision of SFAS 123, prospectively, to all employee awards granted on or after January 1, 2003, pursuant

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

to SFAS 148, as revised by SFAS No. 123(R). Therefore, we recorded compensation expense for employee stock options granted after December 31, 2002, but not in relation to previous awards granted. The following table illustrates the effect on net income (loss) as if the fair value based method had been applied to all outstanding and unvested awards in each period (in thousands):

	Year Ended December 31,
	2003	2004	2005
Net income (loss) as reported	$99,532	$(78,988)	$72,729
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	1,157	7,909	1,597
Deduct: Total stock-based employee compensation expense determined under fair value based methods for all awards, net of related tax effects	(8,875)	(10,318)	(1,597)

Pro forma net income (loss)	$91,814	$(81,397)	$72,729

Earnings (loss) per share:
Basic—as reported	$0.23	$(0.26)	$0.65

Diluted—as reported	$0.23	$(0.26)	$0.64

Basic—pro forma	$0.21	$(0.27)	$0.65

Diluted—pro forma	$0.21	$(0.27)	$0.64

The pro forma amounts for compensation cost may not necessarily be indicative of the effects on operating results for future periods.

During 2004 and 2005, we issued the following awards:

Quarterly Grants:	Employee Stock Options Granted	Restricted Stock Units Granted	Restricted Stock Granted
March 31, 2004	139,097	5,754	—
June 30, 2004	—	—	—
September 30, 2004	3,578,828	—	—
December 31, 2004	702,597	—	—
March 31, 2005	26,339	—	—
June 30, 2005	—	—	17,470
September 30, 2005	—	—	—
December 31, 2005	—	—	—

Prior to the consummation of the Recapitalization, employee stock options granted by PanAmSat before June 30, 2004 were scheduled to vest ratably over three to four years. The stock options granted in the third and fourth quarters of 2004 by both PanAmSat and Holdco vest over five to eight years. Certain of the awards granted in the third and fourth quarters of 2004 vest over a five-year period based upon the passage of time and the remainder vest over an eight year period, which may be reduced if certain pre-established company operating performance targets are achieved. The 2005 operating performance targets established for the plan were met, resulting in the accelerated vesting of 20%, or 445,814, of the 2,229,072 outstanding performance based options. Compensation expense for these nonqualified stock

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

options is based on the fair value of the options at the respective grant dates utilizing the Black-Scholes model for estimating fair value. We recorded stock compensation expense of $0.3 million and $1.4 million in 2004 and 2005, respectively, in relation to the options granted under the 2004 Stock Option Plan.

On April 30, 2003, PanAmSat’s Compensation Committee approved the issuance of up to 1,438,439 restricted stock units under the 1997 Stock Plan. In April 2003 and November 2003 PanAmSat issued 1,146,436 and 5,754, respectively, of these restricted stock units under the 1997 Stock Plan to certain employees. In March 2004, PanAmSat issued 5,754 of these restricted stock units to certain employees. Prior to the consummation of the Recapitalization, restricted stock units granted by PanAmSat in 2004 and 2003 were scheduled to vest 50% on the second anniversary of the grant date and the remaining 50% on the third anniversary. Stock compensation expense was being recognized over the vesting period based on the fair value per unit on the April 2003, November 2003 and March 2004 grant dates of $6.01, $7.46 and $8.50, respectively. We recorded compensation expense related to the restricted stock units of approximately $1.8 million for the year ended December 31, 2003 and $1.7 million during the year ended December 31, 2004.

The weighted average fair value per option granted in 2003, 2004 and 2005 was $1.97, $1.68 and $2.62, respectively. These estimates were based on the Black-Scholes option pricing model with the following weighted average assumptions:

	Year Ended December 31,
	2003	2004	2005
Risk free rate	2.8%	3.7%	3.82%
Dividend yield	0%	0%	0%
Expected life	5 years	6.8 years	6.8 years
Stock volatility	35.0%	1.29%	0%

Subsequent to the Recapitalization on August 20, 2004, we calculated fair value pursuant to the minimum value method, as described in SFAS 123.

On February 28, 2003, PanAmSat’s board of directors approved a revised compensation program for Non-Employee Directors under the PanAmSat Corporation Non-Employee Directors Fee Plan (the “Revised Compensation Program”). Pursuant to the Revised Compensation Program, effective January 1, 2003, each Non-Employee Director was eligible to receive an annual fee of $75,000 for services rendered as a member of the board of directors, which was payable at each director’s election either (a) all in restricted stock granted under the 1997 Stock Plan or (b) up to 40% ($30,000) in cash and the balance in restricted stock. Additionally, under the Revised Compensation Program, the Non-Employee Director chairing the audit committee was eligible to receive an additional annual fee of $15,000 and each Non-Employee Director who served as a chairperson of a committee of the board of directors other than the audit committee was eligible to receive an additional annual fee of $10,000. Each of these additional fees were payable at such director’s election either (a) all in restricted stock granted under our 1997 Stock Plan or (b) up to 50% in cash. The number of shares to be issued in payment of the fees was calculated based on the average daily closing price of PanAmSat’s common stock on NASDAQ during the month prior to the date of grant. The shares vested 100% on the first anniversary of the date the shares are granted; prior to being fully vested, such shares were subject to forfeiture upon the termination of a board member’s services. Directors also could elect to defer the fees payable in stock, in the form of units of our common stock, to the PanAmSat

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Corporation 1999 Non-Employee Directors Compensation Deferral Plan. During 2003, Non-Employee Directors were granted 22,477 restricted shares and 18,429 restricted units were deferred at a price of $5.56 per share and cash of $107,500. During 2004, Non-Employee Directors were granted 12,969 restricted shares and 13,993 restricted units were deferred at a price of $7.32 per share and cash of $138,000. In connection with the Recapitalization, all restricted shares and restricted units held by Non-Employee Directors were accelerated, and $695,000 (representing $23.50 per share, or $8.17 per share after giving effect to the stock split and the reverse stock split) was paid to the Non-Employee Directors, upon which all the restricted shares and restricted units were cancelled.

On September 16, 2004, PanAmSat’s Board of Directors approved a revised compensation program for our Non-Employee Directors. Each Non-Employee Director was entitled to annual cash compensation of $50,000, and was also granted options to purchase 65,848 shares of common stock. The chairman of its Board of Directors received an additional annual fee of $100,000 and was granted options to purchase an additional 65,848 shares. Holdco has assumed this program and the options are now for Holdco stock at the modified price of $4.21.

On June 8, 2005, the Compensation Committee of our board of directors and that of PanAmSat approved a combined compensation program for non-employee directors. Costs of this compensation program are shared equally by us and PanAmSat. Non-employee directors are compensated $70,000 per annual term, $35,000 paid in cash, quarterly and as earned, and $35,000 paid in shares of our common stock, calculated using the closing price of our common stock on the day prior to the grant date.

For the initial board term following the closing of the initial public offering of our common stock on March 22, 2005, the $35,000 in compensation paid in shares of our common stock was calculated as above and granted on the date the plan was approved. Accordingly, each non-employee director was granted 1,747 shares on June 8, 2005.

In addition to compensation for service on our board, Audit Committee members are paid $7,500 per term, Compensation Committee members $5,000 per term, the Chairman of the board $100,000 per term, the Audit Committee Chairman $20,000 per term, and the Compensation Committee Chairman $10,000 per term, each payable quarterly in cash and as earned.

Common stock issued to non-employee directors as compensation is not transferable until vested. The common stock granted on June 8, 2005, will vest on March 22, 2006. Subsequent issuances of common stock will vest one year after issuance. In the event a non-employee director’s term ends prior to the vesting date, the shares will vest on a pro-rata basis based on the number of days served.

During the year ended December 31, 2005, we recorded expense of approximately $0.3 million related to the equity portion of this compensation plan.

16. Facilities Restructuring and Severance Costs

Our Facilities Restructuring and Severance Costs accrual includes our Teleport Consolidation Plan, Facilities Restructuring Plans and our 2003 and 2004 Severance Plans. Facilities restructuring and severance costs were $4.2 million, $6.2 million and $4.3 million for the years ended December 31, 2003, 2004 and 2005, respectively.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Teleport Consolidation Plan

In January 2003, our management approved a plan to consolidate certain of our teleports in order to improve customer service and reduce operating costs. This teleport consolidation plan includes the closure of certain owned teleports and the reduction of services at our Fillmore and Castle Rock teleports. Under this plan, our Homestead, Florida teleport was closed in 2003 and in June 2004 we closed our Spring Creek, New York teleport. We sold our Spring Creek teleport on October 28, 2004 and our Homestead teleport on June 3, 2005 (see below). During the years ended December 31, 2003, 2004 and 2005, we recorded charges of $4.2 million, $1.8 million and $2.5 million, respectively, related to this teleport consolidation plan, representing severance costs, costs to relocate equipment and losses on the sale and disposal of equipment.

In addition to the fourth quarter 2004 gain on the sale of our Spring Creek teleport described below, this teleport consolidation plan resulted in approximately $6.0 million of costs from January 2003 through the end of 2004. These costs primarily consist of severance-related costs for which the employees will be required to perform future services. Severance-related costs associated with this consolidation plan include compensation and benefits, outplacement services and legal and consulting expenses related to the reduction in workforce of approximately 40 employees.

On October 28, 2004, we completed the sale of our Spring Creek teleport for approximately $14.4 million, net of associated selling costs. As a result of the completion of this sale, we recorded a pre-tax gain on the disposal of land, buildings and equipment of approximately $11.1 million.

In December 2004, we entered into an agreement to sell our Homestead teleport. As of December 31, 2004, the assets of the Homestead teleport have been reflected as “Assets Held for Sale” in our consolidated balance sheet. On June 3, 2005, we completed the sale of our Homestead teleport for approximately $3.2 million which approximated its net book value, net of associated selling costs.

The Spring Creek and Homestead teleports were not significant to our consolidated operating results or financial position.

Facilities Restructuring Plans

On March 29, 2002, our management approved a plan to restructure several of our United States locations and close certain facilities, some of which are currently being leased through 2011. In 2003, we reduced previously recorded restructuring reserves of $1.4 million related to the signing of sublease agreements for amounts higher than originally estimated.

In an effort to further streamline our operations, in the first quarter of 2004, we consolidated our Manhattan Beach, El Segundo and Long Beach, California facilities. As a result, we recorded a non-cash charge of $1.4 million reflecting future lease costs related to approximately 18,000 square feet of unused facilities in Manhattan Beach. Additionally, in the third quarter of 2004 we recorded a non-cash charge of approximately $2.3 million due to a reduction in future anticipated sublease income related to one of our idle facilities. We recorded a non-cash charge of approximately $0.5 million in 2005 in relation to increased future lease costs related to one of our idle facilities.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Severance Plans

As part of our continuing effort to improve operational efficiencies, in October 2003 and October 2004 our management approved plans to reduce our workforce by approximately 45 employees and 25 employees, respectively. As a result, we recorded severance charges of approximately $1.4 million, $0.6 million and $1.1 million, in 2003, 2004 and 2005, respectively. These severance costs were primarily related to employee compensation, benefits and outplacement services.

The following table summarizes the recorded accruals and activity related to these teleport consolidation, facilities restructuring and severance charges (in millions):

	Facilities Restructuring Plans	Teleport Consolidation Plan	Severance Plans	Total
Balance as of December 31, 2002	$7.6	$—	$—	$7.6
2003 restructuring charges (credits)	(1.4)	4.2	1.4	4.2
Less: net cash payments in 2003	(1.6)	(2.4)	(0.7)	(4.7)

Balance as of December 31, 2003	4.6	1.8	0.7	7.1
Restructuring charges	3.7	1.8	0.6	6.1
Net cash payments	(2.0)	(3.3)	(0.8)	(6.1)

Balance as of December 31, 2004	6.3	0.3	0.5	7.1
Restructuring charges	0.5	2.5	1.1	4.1
Non-cash items	—	(2.5)	—	(2.5)
Net cash payments	(1.5)	(0.3)	(1.2)	(3.0)

Balance as of December 31, 2005	$5.3	$—	$0.4	$5.7

We expect to pay the $0.4 million of liabilities related to our severance plans within the next year and we expect to pay the $5.3 million of liabilities related to our facilities restructuring plan over the next six years.

17. Commitments and Contingencies

Satellite incentive obligations

Satellite construction contracts typically require that we make progress payments during the period of the satellite’s construction and orbital incentive payments (plus interest) over the orbital life of the satellite. The incentive obligations may be subject to reduction if the satellite fails to meet specific technical operating standards. As of December 31, 2005 we had $111.4 million of liabilities recorded in relation to these satellite incentive obligations. Certain of our satellite construction contracts also provide that certain amounts paid by us during the construction phase are subject to refund (with interest) if the satellite fails to meet these technical operating standards. (See Note 8 “Satellites and Other Property and Equipment—Net”).

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Operating Leases

We have commitments for operating leases primarily relating to equipment and our executive office facilities in Wilton, Connecticut and various other locations. These leases contain escalation provisions for increases as a result of increases in real estate taxes and operating expenses. Minimum annual rentals of all leases, exclusive of potential increases in real estate taxes, operating assessments and future sub-lease income, are as follows (in thousands):

2006	$5,361
2007	4,806
2008	4,635
2009	4,299
2010	4,346
2011 and thereafter	3,895

$27,342

Rental expenses under the operating leases were $5.9 million in 2003, $6.2 million in 2004 and $5.1 million in 2005.

Satellite Construction and Launch Commitments

As of December 31, 2005, we had approximately $122.4 million of expenditures remaining under existing satellite construction contracts and $141.0 million remaining under existing satellite launch contracts. Satellite launch and in-orbit insurance contracts related to future satellites to be launched are cancelable up to thirty days prior to the satellite’s launch. As of December 31, 2005, we did not have any non-cancelable commitments related to existing launch insurance or in-orbit insurance contracts for satellites to be launched. (See Note 20 “Subsequent Events”)

In April 2004, we committed to construct a new satellite, Galaxy 16, and in February 2005, we entered into an agreement for the construction of Galaxy 18. These satellites, together with our Galaxy 17 satellite already under construction, will serve as replacements for Galaxy 4R, Galaxy 10R and Galaxy 11. On December 5, 2005, PanAmSat signed a definitive agreement for the launch of our Galaxy 17 satellite. The construction program contemplates the availability of one of these satellites as an on-ground backup against launch failure or substantial delay of either of the other two satellites. Construction of Galaxy 18 began in 2005 and we plan to launch this satellite in the second quarter of 2007.

As a result of the termination of the Galaxy 8-iR satellite construction contract, we received $69.5 million from the satellite manufacturer in December 2003, which represents amounts previously paid to the manufacturer (of approximately $58.8 million), liquidated damages and interest owed to us under the construction agreement. In addition, we agreed with the Galaxy 8-iR launch vehicle provider to defer our use of the launch to a future satellite.

On November 22, 2005, the manufacturer of Galaxy 16 and Galaxy 18 emerged from Chapter 11 bankruptcy. Both the Galaxy 16 and Galaxy 18 construction contracts had been

PANAMSAT HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

executed during the bankruptcy and approved by the bankruptcy court. As a result of the manufacturer’s emergence from Chapter 11 bankruptcy, and pursuant to the Galaxy 18 construction contract, on December 2, 2005 we paid to the manufacturer all amounts owed since the beginning of Galaxy 18’s construction in April 2005. Our agreements for the construction of Galaxy 16 and Galaxy 18 contain financial covenants applicable to the manufacturer, including a requirement that all payments made or to be made to the manufacturer be utilized for the construction of these satellites. We also have a security interest in the satellites under construction by this manufacturer. In June 2005, we entered into launch agreements for these two satellites. The $65.8 million previously paid to the launch provider for the launch of Galaxy 8-iR will be applied to the launch of our Galaxy 16 satellite.

On April 12, 2005, we entered into an agreement for the construction of PAS-11, which will be located at 43 degrees west longitude and will serve as a replacement for our PAS-6B Ku-band satellite and the C-band portion of our PAS-3R satellite. In July 2005, we signed an agreement for the launch of this satellite in the first quarter of 2007. Additionally, we have an agreement with one of our major customers for the funding of a portion of the capital expenditures necessary to construct and launch PAS-11 in this timeframe. Such funding represents an obligation for us when it is received from the customer. During the year ended December 31, 2005, we received approximately $47.4 million of funding from this customer. This obligation is scheduled to be repaid to the customer over a three year period beginning in the second half of 2006. Within our consolidated balance sheet as of December 31, 2005, $9.5 million of this obligation was recorded within short-term accounts payable and accrued liabilities, while the remainder of $37.9 million was recorded within long-term deferred credits and other.

On December 5, 2005, we entered into agreements with the same customer and with the manufacturer of our PAS-11 satellite, which, among other things, allows the customer to procure directly from the manufacturer long-lead items that could be used for the construction of a replacement satellite for PAS-11 on an expedited basis, if needed. Pursuant to the agreement with the customer, we would be required to construct and launch a replacement for PAS-11 in the event of a launch failure or other significant health related issue impacting PAS-11’s Ku-band transponders within two years after completion of its in-orbit testing. This customer has leased all of the Ku-band capacity on PAS-11 and would be required to lease all of the Ku-band capacity on a replacement satellite for PAS-11, if such replacement satellite is required.

On August 1, 2005, PanAmSat formed its second 50-50 joint venture with JSAT, a leading satellite operator in the Asia-Pacific region, that will build and launch a Ku-band satellite to replace our SBS-6 satellite at 74 degrees west longitude. The joint venture is named Horizons-2. The satellite will support digital video, high-definition television and IP-based content distribution networks to broadband Internet and satellite news gathering services in the United States. This Horizons-2 satellite will be constructed over the next two years and is expected to be in service by late 2007. The total investment in this joint venture is expected to be approximately $160 million, of which each of the joint venture partners is required to fund their 50% share beginning in early 2008. PanAmSat’s investment in this joint venture is being accounted for using the equity method. As of December 31, 2005, PanAmSat has recorded a liability of $80.0 million within its consolidated financial statements in relation to the future funding of this investment in Horizons-2.

PANAMSAT HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Satellite Insurance

(See Note 20 “Subsequent Events”)

On February 19, 2003, we filed proofs of loss under the insurance policies for two of our BSS 702 satellites, Galaxy 11 and PAS-1R, for constructive total losses based on degradation of the solar panels. On December 29, 2003, we reached a final settlement of these insurance claims for payment of $260.0 million. We will continue to own and operate these satellites free and clear of any claims of these insurers. We offset the proceeds from this settlement against the carrying value of the satellites. In the first quarter of 2004, we received the $260.0 million settlement amount.

On July 31, 2003, we filed a proof of loss under the insurance policy for our Galaxy 4R satellite after the secondary XIPS on this satellite ceased working. In 2003, we settled with and received $102.6 million from insurers representing approximately 83% of the insurance coverage on the satellite. In March 2004, we reached an agreement with and received $26.9 million from the insurer representing the remaining 17% of the insurance coverage on this satellite. The settlement with the insurer representing 17% coverage includes a future sharing of revenues actually received from the satellite. We proportionately offset the proceeds from these settlements against the insured carrying value of the satellite and the net investment in sales-type lease. We are constructing a replacement satellite for Galaxy 4R, which is scheduled to be launched in 2006, prior to the end of Galaxy 4R’s useful life.

On August 31, 2004 we filed a proof of loss under the insurance policy for our Galaxy 10R satellite after the secondary XIPS on this satellite permanently failed. Through November 30, 2004, we received all of the expected insurance proceeds for our claim on Galaxy 10R, or approximately $75 million. On November 19, 2004 proceeds of approximately $69 million received through that date, along with cash on hand, were utilized to make a voluntary prepayment of approximately $137 million under our senior secured credit facilities. Approximately $124.5 million of this prepayment was applied to the Term Loan A Facility, while the remaining $12.5 million was applied to the Term Loan B Facility. We proportionately offset the proceeds from this insurance claim against the insured carrying value of the satellite and the net investment in sales-type leases and recorded a credit to cost of sales-type leases within our consolidated statement of operations of approximately $6.3 million related to an insured customer warranty obligation that had previously been charged to cost of sales upon the occurrence of the anomaly. Additionally, we recorded a credit to selling, general and administrative expenses within our consolidated statement of operations of approximately $2.9 million related to an insured sales-type lease on Galaxy 10R that that was partially written off as a result of the anomaly.

As of December 31, 2005, we had in effect launch and in-orbit insurance policies covering six satellites in the aggregate amount of approximately $522.4 million. As of such date, these insured satellites had an aggregate net book value and other insurable costs of $682.5 million. We had 19 uninsured satellites in orbit as of December 31, 2005 as follows: PAS-4, which is used as a backup satellite; PAS-5 and PAS-7, for which we received insurance proceeds for constructive total losses; Galaxy 1R and Galaxy 3R which have been subsequently taken out of service (see below); SBS-6, which is approaching the end of its useful life; Galaxy 4R, Galaxy 10R, Galaxy 11 and PAS-1R, for which we received insurance proceeds for partial losses; PAS-2, PAS-3R, PAS-6B, PAS-8, PAS-9, Galaxy 9, and Galaxy 12, for which we determined that insurance was not available on commercially reasonable terms; and HGS-3 and Leasat, which have an aggregate book value of approximately $0.5 million. As of December 31, 2005, our

PANAMSAT HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Galaxy 9 and Galaxy 14 satellites served as in-orbit backups for the C-band portions of Galaxy 1R, Galaxy 3C, Galaxy 4R, Galaxy 10R, Galaxy 11, Galaxy 12, and Galaxy 13/Horizons 1. The C-band portion of the satellites that were covered by C-band in-orbit backups had an aggregate net book value of approximately $304.2 million as of December 31, 2005 (See Note 8 “Satellites and Other Property and Equipment—Net”).

On January 15, 2006, our Galaxy 3R satellite, operating in an inclined orbit at 74 degrees WL, experienced an anomaly of its SCP and was taken out of service. This satellite had no net book value as of December 31, 2005 and this event is not expected to have a material impact on our future operations or financial results. In January 2006, our Galaxy 12 satellite was replaced by our Galaxy 14 satellite and Galaxy 12 became an in-orbit spare. Additionally, in February 2006, our Galaxy 1R satellite was replaced by our Galaxy 15 satellite and on March 3, 2006, Galaxy 1R was de-orbited. Our Galaxy 9 and Galaxy 12 satellites currently serve as in-orbit backups for the C-band portions of Galaxy 3C, Galaxy 4R, Galaxy 10R, Galaxy 11, Galaxy 13/Horizons 1, Galaxy 14 and Galaxy 15.

Of the insured satellites, as of December 31, 2005, one was covered by policies with substantial exclusions or exceptions to coverage for failures of specific components identified by the underwriters as at risk for possible failure, or Significant Exclusion Policies. The exclusions reduce the probability of an insurance recovery in the event of a loss on this satellite. Galaxy 13/ Horizons 1, which was placed in service in January 2004 and is insured by a policy with an exclusion for XIPS related anomalies, continues to have available redundant XIPS as its primary propulsion system. Certain enhancements have been made to the XIPS on this satellite to make the systems more robust. In addition, Galaxy 13/Horizons 1 has available backup bi-propellant of approximately 10.9 years as of December 31, 2005.

At December 31, 2005, the uninsured satellites and the satellites insured by Significant Exclusion Policies had a total net book value and other insurable costs of approximately $926.7 million. Of this amount, $836.0 million related to uninsured satellites and $90.7 million related to satellites insured by Significant Exclusion Policies.

Upon the expiration of the insurance policies, there can be no assurance that we will be able to procure new policies on commercially reasonable terms. New policies may only be available with higher premiums or with substantial exclusions or exceptions to coverage for failures of specific components.

An uninsured failure of one or more of our satellites could have a material adverse effect on our financial condition and results of operations. In addition, higher premiums on insurance policies will increase our costs, thereby reducing our income from operations by the amount of such increased premiums.

Customer and Vendor Obligations

We have contracts with certain of our customers which require us to provide equipment, services and other support during the term of the related contracts with us and we have long-term contractual obligations with service providers primarily for the operation of certain of our satellites. As of December 31, 2005, we have commitments under these customer and vendor contracts which aggregated approximately $149.6 million related to the provision of equipment, services and other support.

PANAMSAT HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In July 2005, PanAmSat entered into a series of contracts, one of which obligates PanAmSat to guarantee the performance of one of its customers serving as the general contractor for an unrelated third party under a Contractor’s Bond in the amount of approximately $8.8 million. PanAmSat believes that if the customer defaults on its obligations to the unrelated third party, PanAmSat will take the place of the customer as the General Contractor on the overall project. Accordingly, PanAmSat has recorded a non-contingent liability and a deferred charge of approximately $0.8 million to reflect the fair value of its obligation to stand ready to perform under the terms of the guarantee in accordance with the provisions of FASB Interpretation No. 45 “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Other” (“FIN 45”). PanAmSat has also determined that it has no contingent liability under these contracts as prescribed in Statement of Financial Accounting Standards No. 5, “Accounting for Contingencies” because the likelihood that the Company will be required to perform under the agreements is remote.

At the completion of the project, which is expected to occur within the next year, PanAmSat will be relieved from its non-contingent obligations under the indemnity agreement. Accordingly and based on the provisions of FIN 45, the balance of the non-contingent liability is being amortized ratably against selling, general and administrative expenses over the overall term of the project based on the percentage the overall project has been completed in each period. The deferred charge is being amortized against revenues over the term of the related customer contracts based upon the percentage of total customer revenues recognized in each period. As of December 31, 2005, the balances of the liability and the related deferred charge were both approximately $0.6 million.

Change-in-Control Obligations

(See Note 20 “Subsequent Events”)

Certain of our senior executives are party to change-in-control severance agreements which provide for payment of severance and other benefits in the event of an involuntary termination of the executive’s employment (as defined in such agreements) within three years after a change in control. The requisite changes of control required under these agreements have occurred and these agreements will apply if an involuntary termination of an executive occurs during the periods specified by the agreements. Based upon current compensation levels, if all of these executives receive the termination related benefits as specified by their respective agreements, the aggregate cost to us would be up to approximately $13.0 million (net of tax benefits of approximately $7.5 million).

In connection with the pending Intelsat Merger, our board of directors approved the adoption of a 2005 Severance Pay Plan on terms similar to our existing 2003 Severance Pay Plan and authorized a retention pool of up to $10 million for employees. As of March 2006, retention bonuses totaling approximately $9.6 million have been designated for employees. The 2005 Severance Pay Plan, adopted in connection with the pending Intelsat Merger, allows for the payment of enhanced severance to employees laid off or who resign for good reason (as defined in such plan) due to, and within 18 months following, a change in control (as defined in such plan). We are currently unable to estimate the amount of future severance to be paid pursuant to the 2005 Severance Pay Plan which would result from a change in control upon the closing of the Intelsat Merger.

PANAMSAT HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As more fully described in Note 15 “Retirement and Incentive Plans”, PanAmSat and Holdco granted stock options to certain employees subsequent to the Recapitalization. The options granted by PanAmSat were assumed by us in October 2004. In addition, certain employees also acquired common stock of Holdco. The vesting of the stock options accelerates in the event of certain changes in control of Holdco. Pursuant to contractual obligations, we could be obligated to make payments for vested options and to repurchase shares held by certain employees in the event of the death or qualifying disability of any such employee. In all other circumstances, we have the right, but not the obligation, to call the common stock held by employees and, therefore, no contingent obligation would exist for us.

Upon the consummation of our pending Intelsat Merger, based upon the $25 per share Intelsat Merger consideration, assuming the acceleration of all outstanding options and other equity based arrangements and their conversion into a right to receive cash, each as required by the Intelsat Merger Agreement, and assuming that the holders of such equity based arrangements receive the amounts described in the Intelsat Merger Agreement, we will be required to recognize an expense of between $100 million and $110 million.

We estimate that the maximum tax costs related to these obligations, including reimbursement of employee excise taxes and lost income tax deductions, would be approximately $40 million.

Consummation of the Intelsat Merger remains subject to various conditions, including satisfaction of the HSR waiting period, receipt of Federal Communications Commission approvals, receipt of financing and other conditions. If the conditions to the Intelsat Merger are satisfied or waived (to the extent permitted by applicable law), we expect to consummate the Intelsat Merger in the second or third quarter of 2006. There can be no assurance that the receipt of all required regulatory approvals and satisfaction of the required conditions will be obtained on a timely basis, or at all. As a result, no liability has been recorded regarding the change-in-control provisions of the Intelsat Merger Agreement indicated above.

Foreign Withholding Taxes

(See Note 20 “Subsequent Events”)

We have outstanding tax claims related to withholding taxes assessed on revenues derived from broadcasters inside and outside of India who broadcast from or into India. The total amount assessed for all periods from March 31, 1996 through March 31, 2003 is approximately $56.3 million. We are contesting the imposition of such taxes. While this contest proceeds, we have been required to advance cash and provide letters of credit totaling approximately $49.2 million. As of December 31, 2005, we had paid cash of approximately $1.2 million related to these assessment years. If unsuccessful in our contest, we could be subject to comparable claims for subsequent years. In connection with the Recapitalization, The DIRECTV Group, which controlled us prior to the Recapitalization, agreed to indemnify us for these and certain other taxes related to any periods or portions of such periods ending on or prior to the day of the closing of the Recapitalization in amounts equal to 80% of the first $75.0 million of such taxes and 100% of such taxes in excess of the first $75.0 million. As a result, our net tax liability related to these periods is capped at $15.0 million (See Note 4 “PanAmSat Merger, Subsequent Sale and Related Transactions” above).

PANAMSAT HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Other

Boeing Satellite Systems, Inc., formerly Hughes Space and Communications Company, has security interests in certain transponders on our PAS-2, PAS-3, PAS-4 and PAS-5 satellites to secure incentive payments owed by us pursuant to satellite construction contracts.

We currently have outstanding letters of credit totaling $49.1 million which primarily relates to the India tax issue noted above. (See Note 20 “Subsequent Events”)

We are involved in litigation in the normal course of our operations. Management does not believe the outcome of such matters will have a material effect on the consolidated financial statements.

18. Operating Segments

(See Note 20 “Subsequent Events”)

Statement of Financial Accounting Standards No. 131, “Disclosures About Segments of an Enterprise and Related Information” establishes standards for reporting information about operating segments in annual financial statements of public business enterprises and requires that those enterprises report selected information about operating segments in interim financial reports issued to shareholders. Operating segments are components of an enterprise about which separate financial information is available and regularly evaluated by the chief operating decision maker(s) of an enterprise. We have organized our company into two operating segments based upon the types of customers served, services provided and the economic characteristics of each segment. Our operating segments are:

Fixed Satellite Services (“FSS”): Through FSS, we lease transponder capacity to customers for various applications, including broadcasting, news gathering, Internet access and transmission, private voice and data networks, business television, distance learning and DTH television and provide TT&C and network services to customers.

Government Services (“G2”): Through G2, we provide global satellite and related telecommunications services to the federal government, international government entities, and their contractors.

The DIRECTV Group and News Corporation, which are customers of our FSS segment, comprised approximately 15% and 11%, respectively, of our total revenue in 2004 and approximately 16% and 12%, respectively of our total revenue in 2005.

As a result of the Recapitalization, we began utilizing Segment EBITDA as a measure of performance for our operating segments beginning in the third quarter of 2004. We evaluate the performance of our operating segments based on several factors, of which the primary financial measure is segment net income (loss) plus net interest expense, income tax expense (benefit) and depreciation and amortization, further adjusted to exclude non-recurring items and other non-cash adjustments largely outside of the segment operating managers’ control (“Segment EBITDA”). Segment EBITDA is presented herein because our chief operating decision maker evaluates and measures each business unit’s performance based on its Segment EBITDA results.

PANAMSAT HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Selected information for our operating segments is as follows (in thousands):

	Year Ended December 31,
	2003	2004	2005
Revenues:
FSS	$775,009	$762,892	$799,581
G2	74,550	85,864	87,553
Eliminations	(18,548)	(21,686)	(26,131)

Total Revenues	$831,011	$827,070	$861,003

Depreciation and Amortization Expense:
FSS	$312,105	$293,420	$275,661
G2	728	1,402	1,264

Total Depreciation and Amortization Expense	$312,833	$294,822	$276,925

Income from Operations:
FSS	$269,573	$8,523	$343,256
G2	8,601	11,452	15,852
Parent	—	(277)	(7,615)

Total Income from Operations	$278,174	$19,698	$351,493

Segment EBITDA
FSS	$623,718	$612,089	$655,583

G2	$9,329	$12,854	$17,692

Capital Expenditures:
FSS	$103,205	$177,077	$205,490
G2	—	53	2,355

Total Capital Expenditures	$103,205	$177,130	$207,845

	December 31,
	2004	2005
Assets:
FSS	$4,724,964	$4,808,402
G2	39,531	44,933
Parent	707,386	1,383,726
Eliminations	(699,950)	(1,402,513)

Total Assets	$4,771,931	$4,834,548

PANAMSAT HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table sets forth a reconciliation of Income from operations to Segment EBITDA for our FSS operating segment and our G2 operating segment for the periods indicated.

	Year Ended December 31,
	2003	2004	2005
FSS Operating Segment:
Reconciliation of income from operations to Segment EBITDA:
Income from operations	$269,573	$8,523	$343,256
Depreciation and amortization	312,105	293,420	275,661

EBITDA	581,678	301,943	618,917
Adjustment of sales-type leases to operating leases (a)	22,858	25,771	26,487
Loss on termination of sales-type leases (b)	—	—	2,307
Effect of Galaxy 10R XIPS anomaly (c)	—	9,090	—
Satellite impairment (d)	—	99,946	—
Gain on satellite insurance claims (e)	—	(9,090)	—
Restructuring charges (f)	4,227	6,192	3,818
Reserves for long-term receivables and sales-type lease adjustments (g)	(632)	24,419	(4,303)
Reversal of allowance for customer credits (h)	8,100	7,200	—
Investments (i)	1,800	—	—
Transaction-related costs (j)	—	155,131	11,900
Gain on sale of teleport (k)	—	(11,113)	—
Gain on undesignated interest rate swap (l)	—	—	(6,611)
Other items (m)	5,687	2,600	3,068

Segment EBITDA	$623,718	$612,089	$655,583

G2 Operating Segment:
Reconciliation of income from operations to Segment EBITDA:
Income from operations	$8,601	$11,452	$15,852
Depreciation and amortization	728	1,402	1,264

EBITDA	9,329	12,854	17,116
Restructuring charges (f)	—	—	476
Other items (n)	—	—	100

Segment EBITDA	$9,329	$12,854	$17,692

(a)	For all periods presented, adjustment of sales-type leases to operating leases represents the principal portion of the periodic sales-type lease payments that are recorded against the principal balance outstanding. These amounts would have been recorded as operating lease revenues if these agreements had been accounted for as operating leases instead of sales-type leases. These adjustments have the effect of including the principal portion of our sales-type lease payments in the period during which cash is collected.
(b)	For fiscal 2005, loss on termination of sales-type leases represents the non-cash loss of $2.3 million incurred upon the conversion of one of our customer’s sales-type lease agreements to operating leases recorded in the first quarter 2005. The loss includes the write-off of the related sales-type lease receivable less the cost of the transponder recorded on our books as satellites upon the termination (See Note 7 “Operating Leases and Net Investment In Sales-type Leases”).
(c)	For fiscal 2004, amount represents certain non-cash charges resulting from the August 2004 XIPS anomaly on Galaxy 10R recorded during the third quarter of 2004.

PANAMSAT HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(d)	For fiscal 2004, satellite impairment represents the pre-tax impairment charge related to the anomalies experienced by our PAS-6 satellite during the first quarter of 2004, which resulted in this satellite being de-orbited on April 2, 2004. (See Note 9 “Satellite Technology”).
(e)	For fiscal 2004, gain on satellite insurance claims represents the gain recorded for the Galaxy 10R insurance proceeds. (See Note 9 “Satellite Technology”).
(f)	For all periods presented, restructuring charges represent severance costs, leasehold termination costs and/or other facility closure costs. (See Note 16 “Facilities Restructuring and Severance Costs”).
(g)	For all periods presented, reserves for long-term receivables and sales-type lease adjustments represent the amount of customer-related long-term receivables that were evaluated as uncollectible and were partially or fully reserved for during the period. The fiscal 2003 amount represents the receipt of customer payments related to balances previously reserved for, as well as reductions in the reserves for sales-type leases due to our belief that certain customers had improved their credit outlook. These 2003 reserve reductions and collections were partially offset by amounts reserved for in 2003. For fiscal 2004, the adjustment represents the write-off of the long-term receivable balances due from a customer of $28.1 million, partially offset by the reversal of reserves established in relation to our sales-type leases during this period. For fiscal 2005, the amount represents the reversal of approximately $4.3 million of in-orbit insurance liabilities, representing previously recorded expenses for sales-type leases on our Galaxy 4R and Galaxy 10R satellites that are no longer insured. During 2005, the insurance policies covering our Galaxy 4R and Galaxy 10R satellites expired and were not replaced and, as a result, these satellites and their related assets are no longer insured.
(h)	For fiscal 2003 and 2004, we recorded an allowance for customer credits related to receivables from a customer affiliated with News Corporation, as collectibility was not reasonably assured. (See Note 4 “PanAmSat Merger, Subsequent Sale and Related Transactions”). The adjustments represent the amount of revenues that would have been recognized had the allowance for customer credits not been recorded.
(i)	For fiscal 2003, we wrote down an investment that is accounted for using the cost method to reflect our assessment of its current market value.
(j)	For fiscal 2004, amounts represent the costs incurred in relation to the Recapitalization. These costs consisted of $138.4 million related to our debt tender offers, $9.5 million resulting from the cashing out of restricted stock units and stock options, $5.0 million of transaction related bonuses paid to certain of our executives, and $2.2 million relating to the proxy solicitation and other costs. For fiscal 2005, amount represents (i) $10.0 million paid to the Sponsors on March 22, 2005 in relation to the termination of their respective management services agreement with us and (ii) non-capitalizable third party costs. The $10.0 million termination fee paid to the sponsors on March 22, 2005 is included in Sponsor management fees and the remainder of the costs of approximately $1.9 million are included in Selling, general and administrative expenses within our 2005 Statement of Operations.
(k)	For fiscal 2004, amount represents an $11.1 million gain recorded during the fourth quarter of 2004 in relation to the sale of our Spring Creek Teleport. (See Note 16 “Facilities Restructuring and Severance Costs”).
(l)	For fiscal 2005, gain on undesignated interest rate swap represents changes in the fair value of the interest rate swap obligation during 2005 when the swap did not qualify for hedge accounting treatment under Generally Accepted Accounting Standards. See Note 11. “Interest Rate Swap Agreements”.
(m)	For fiscal 2003, other items consist of (i) $2.2 million of management retention bonuses, (ii) $1.8 million of non-cash stock compensation expense, (iii) $1.6 million of transaction costs related to acquisitions not consummated and (iv) $1.5 million of loss on disposal of assets, offset by $1.4 million of gain related to the termination of the Galaxy 8-iR construction contract. For fiscal 2004, other items consist of (i) $2.6 million of non-cash stock compensation expense (ii) $0.7 million of expenses for management advisory services from the Sponsors, (iii) $0.2 million loss on disposal of assets and (iv) $0.3 million of transaction costs related to acquisitions not consummated and (v) $0.1 million loss from an investment accounted for by the equity method partially offset by (x) $1.3 million of non-cash reserve adjustments. For fiscal 2005, other items consist of (i) $0.6 million of expenses for management advisory services from the Sponsors and reimbursed expenses which were paid to the Sponsors, (ii) $0.8 million loss on disposal of fixed assets, (iii) $0.8 million of non-cash stock compensation expense, and (iv) $1.1 million of acquisition costs, partially offset by $0.2 million of gains from an investment accounted for by the equity method.
(n)	For fiscal 2005, amount represents $0.1 million of non-cash reserve adjustments.

PANAMSAT HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

19. Quarterly Financial Information—Unaudited

Summary financial information on a quarterly basis for us in 2004 and 2005 follows (in thousands, except per share amounts):

	Three Months Ended
	March 31, 2004	June 30, 2004	September 30, 2004	December 31, 2004
Revenues	$205,430	$206,825	$207,095	$207,720
Income (loss) from operations	(28,923)	44,517	(86,224)	90,328
Net income (loss)	(31,929)	10,666	(76,655)	18,930
Net income (loss) per share—basic and diluted	(0.07)	0.02	(0.28)	0.26

	Three Months Ended
	March 31, 2005	June 30, 2005	September 30, 2005	December 31, 2005
Revenues	$208,808	$213,852	$209,118	$229,225
Income from operations	72,095	74,886	108,994	95,518
Net income (loss)	1,101	(32,174)	54,226	49,576
Net income (loss) per share—basic	0.01	(0.26)	0.44	0.40
Net income (loss) per share—diluted	0.01	(0.26)	0.43	0.40

20. Subsequent Events

Intelsat Merger Transaction

On May 25, 2006, we were informed that the United States Department of Justice (“DOJ”) closed its antitrust investigation of the pending Intelsat Merger. Acting under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, the DOJ is not seeking to condition, and is not otherwise commenting on, the proposed merger. On June 19, 2006, the U.S. Federal Communications Commission approved the Merger Transaction.

On July 3, 2006, Intelsat Bermuda completed the previously announced acquisition of Holdco, pursuant to a Merger Agreement, dated as of August 28, 2005, by and among Intelsat Bermuda, Proton Acquisition Corporation and Holdco (the “Merger Agreement”). Pursuant to the Merger Agreement, Proton Acquisition Corporation merged with and into Holdco, with Holdco surviving the merger, and each share of common stock of Holdco was converted into the right to receive $25.00, plus approximately $0.00927 in respect of a pro rata third quarter 2006 dividend, in cash without interest.

As a result of the completion of the Acquisition, Holdco became 100% owned by Intelsat Bermuda. Following the completion of the Acquisition, the name of Holdco was changed to Intelsat Holding Corporation and the name of PanAmSat was changed to Intelsat Corporation.

Certain severance, retention and equity related costs which were subject to the completion of the Intelsat Merger were recorded in connection with the merger and all equity-related compensation costs previously recorded within stockholders’ equity were reclassified to current obligations pursuant to the provisions of SFAS 123(R). We estimate that total costs related to these change-in control obligations, including approximately $16.0 million related to our 2005 Severance Pay Plan, will be between $170.0 million and $185.0 million, including maximum estimated tax costs of approximately $35.0 million. (See Note 15 “Retirement and Incentive Plans” and Note 17 “Commitments and Contingencies—Change-In-Control Obligations”).

PANAMSAT HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In relation to the Intelsat Merger, certain of our senior executives were offered, and have recently accepted, employment with post-merger Intelsat. As a result, these executives were not eligible to receive any payments related to their respective change-in-control agreements. The pre-tax cost of the termination-related benefits specified by the remaining executive severance agreements was $8.5 million, of which $8.1 million was paid in connection with the closing of the Intelsat Merger in July 2006.

Intelsat requested that we terminate both the PanAmSat Deferred Compensation Plan and the PanAmSat Supplemental Savings Plan immediately before the close of the Intelsat Merger. Termination of the plans was approved by both the Compensation Committee of PanAmSat’s Board of Directors as well as PanAmSat’s Board of Directors and in July 2006, the plans were terminated in connection with the closing of the Intelsat Merger. Payments of account balances to participants of the plans are expected to be made within twelve months of the plans’ termination, with certain balances expected to be paid within 30 days of the plans’ termination. As of March 31, 2006, our liabilities for these two plans totaled approximately $14.6 million. Additionally, the settlement of 0.2 million of deferred stock units held within the PanAmSat Deferred Compensation Plan resulted in an additional liability of approximately $5.1 million, which was paid in connection with the closing of the Intelsat Merger. $1.5 million of this amount was recorded within additional paid in capital in our consolidated balance sheet as of March 31, 2006. The difference of $3.6 million was expensed in connection with the Intelsat Merger.

On July 3, 2006, PanAmSat issued 9% Senior Notes due 2016 with aggregate principal of $575.0 million. The net proceeds from the issuance of these senior notes, the net proceeds of the issuance of notes offered by a subsidiary of Intelsat in connection with the Intelsat Merger, amounts drawn under a new senior unsecured credit facility of a subsidiary of Intelsat and available cash on hand of Intelsat, Holdco and their respective subsidiaries were used to consummate the Intelsat Merger, fund the purchase of all of our tendered 10 3/8% Senior Discount Notes due 2014 (see below) and pay related fees and expenses.

On May 30, 2006, we commenced an offer to purchase (“Tender Offer”) any and all of our outstanding 10 3/8% Senior Discount Notes due 2014 (“10 3/8% Senior Discount Notes”). In connection with the Tender Offer, we also solicited the consent of the holders of the 10 3/8% discount notes to amend the indenture governing the 10 3/8% Senior Discount Notes to, among other things, eliminate substantially all of the restrictive covenants, certain events of default and certain other provision contained in that indenture. The amendment to the indenture governing the 10 3/8% Senior Discount Notes was approved by the requisite holders of the 10 3/8% Senior Discount Notes on June 14, 2006. On July 3, 2006, the Tender Offer was funded. Approximately $414.5 million in aggregate principal amount at maturity of the 10 3/8% Senior Discount Notes was tendered, representing approximately 99.65% of the outstanding principal amount at maturity of the 10 3/8% Senior Discount Notes. Approximately $1.5 million of the 10 3/8% Senior Discount Notes were not tendered to us in the Tender Offer and remain outstanding.

Also in connection with the Intelsat Merger, our Board of Directors authorized in principle the issuance of $975.0 million of inter-company notes to Intelsat (Bermuda) Ltd. to fund a portion of the consideration to be paid to stockholders of PanAmSat Holding Corporation and an additional note in the amount of approximately $306.4 million to fund the Tender Offer of our 10 3/8% Senior Discount Notes at the closing of the Intelsat Merger. On July 3, 2006, in connection with the closing of the Intelsat Merger, these notes were issued.

PANAMSAT HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The $975.0 million of inter-company notes consist of a Senior Promissory Note in the amount of $725.0 million and Senior Discount Notes in the amount of $250.0 million. The Senior Promissory Note bears interest at an annual rate of 11.25% per annum, compounded semi-annually, due on June 15, 2016 with interest payable semi-annually in arrears on June 15th and December 15th, commencing on December 15, 2006. The Senior Discount Notes are due June 15, 2016 and accrete at the rate of 10.875% per annum, compounded semi-annually to, but not including, July 3, 2009. From and after July 3, 2009, PanAmSat may elect a “cash pay” option where cash interest on the Senior Discount Notes will accrue at the rate of 10.875% per annum, and will be payable semi-annually in arrears on June 15th and December 15th of each year following the cash pay election date. If the cash pay option is not elected, the Senior- Discount Notes will accrete to approximately $718.0 million at maturity on June 15, 2016.

The Senior Promissory Note in the amount of approximately $306.4 million bears interest at the rate of 11.25% per annum, compounded semi-annually, due on June 15, 2016 with interest payable semi-annually in arrears on June 15th and December 15th, commencing on December 15, 2006.

In connection with the Acquisition, Intelsat Corporation entered into the July 2006 Amended and Restated Credit Agreement, effective July 3, 2006, with lenders under the Company’s previously existing March 2005 Amended and Restated Credit Agreement.

The July 2006 Amended and Restated Credit Agreement renews and extends the credit facilities provided under the March 2005 Amended and Restated Credit Agreement and provides credit facilities in an aggregate principal amount of $1,991,010,000, consisting of a $355,910,000 Tranche A-3 Term Loan with a six year maturity, a $1,635,100,000 Tranche B-2 Term Loan with a seven and one-half year maturity, and a $250 million Revolving Credit facility with a six-year maturity. Up to $150 million of the revolving credit facility is available for issuance of letters of credit. Additionally, up to $35 million of the revolving credit facility is available for swingline loans. Both the face amount of any outstanding letters of credit and any swingline loans reduce availability under the revolving credit facility on a dollar for dollar basis. The revolving credit facility is available on a revolving basis during the period beginning on the Amendment Effective Date and the initial funding of the credit facilities and terminating six years later.

Interest rates under the July 2006 Amended and Restated Credit Agreement range from LIBOR plus 2.125 % to LIBOR plus 2.875% or ABR plus 1.125% to ABR plus 1.875%, depending on certain financial measures.

Obligations under the July 2006 Amended and Restated Credit Agreement continue to be guaranteed by certain subsidiaries and secured by a perfected first priority security interest to the extent legally permissible in substantially all of the borrower’s and the guarantors’ tangible and intangible assets, with certain agreed exceptions, as was the case with the March 2005 Amended and Restated Credit Agreement.

Concurrently with the completion of the Intelsat Merger, substantially all of the employees of Intelsat Global Service Corporation, an indirect subsidiary of Intelsat, Ltd., were transferred to us pursuant to an employee transfer agreement. Substantially all of the Intelsat entities including Intelsat Holding Corporation and Intelsat Corporation have entered into a master inter-company services agreement pursuant to which certain Intelsat entities will provide services to each other. In each case, services will be provided on terms that are not materially less favorable to each party that are available on an arms’ length basis and on terms that the board of directors of each of Intelsat Bermuda and Holdco determine to be fair.

PANAMSAT HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

G2 Satellite Solutions Dividend and Subsequent Sale

On June 30, 2006, G2 Satellite Solutions Corporation recorded a dividend to its parent, PanAmSat Corporation, in the amount of approximately $19.6 million to settle an inter-company balance. This transaction resulted in a decrease in the total assets and shareholder’s equity of our G2 segment of approximately $19.6 million and a decrease in the total liabilities and an increase in stockholder’s equity of our FSS segment of the same amount. This was an inter-company transaction and therefore had no effect on the consolidated financial statements of either PanAmSat or Holdco.

Concurrently with the completion of the Intelsat Merger on July 3, 2006, our subsidiary, G2 Satellite Solutions Corporation, which comprised our government services segment, was sold to and merged into a subsidiary of Intelsat Ltd. for cash consideration in the amount of approximately $73 million. We refer to this transaction as the “Government Business Merger”.

Dividends

On March 16, 2006, our board of directors declared a quarterly dividend for the period from January 1, 2006 to March 31, 2006 in the amount of $0.42625 per share, or an aggregate of approximately $52.3 million, which was paid on April 13, 2006, to stockholders of record as of March 31, 2006. On June 9, 2006, our board of directors declared a quarterly dividend for the period from April 1, 2006 to June 30, 2006 in the amount of $0.42625 per share, or an aggregate of approximately $52.3 million to stockholders of record as of June 23, 2006 which were paid on June 30, 2006.

New Accounting Pronouncements

On January 1, 2006, we adopted SFAS 123(R) and SAB 107 which did not have a material impact on our consolidated financial statements.

Satellite Insurance

We have paid approximately $29.0 million for launch insurance for our Galaxy 16 satellite, was successfully launched on June 18, 2006. Approximately $27.5 million of this amount was paid in May 2006. Satellite launch and in-orbit insurance contracts related to future satellites to be launched are cancelable up to 30 days prior to the satellite’s launch.

In May 2006, the insurance policies on our PAS-10 and Galaxy 3C satellites expired, were not renewed and, as a result, these satellites were uninsured. As of March 31, 2006, these satellites had a total net book value and other insurable costs of approximately $329.0 million.

Letters of Credit

During the second quarter of 2006, the company issued $5.5 million of additional letters of credit in relation to our India withholding tax issues. We currently have outstanding letters of credit totaling $54.6 million which primarily relate to the India withholding tax issue.

Galaxy 16 Launch

On June 18, 2006, we successfully launched our Galaxy 16 satellite into orbit. This satellite will replace our Galaxy 4R satellite at 99 degrees WL and is expected to be operational in the third quarter of 2006. Upon replacement, we expect to place our Galaxy 4R satellite into non-primary operating service in an inclined orbit at 76.85 degrees WL.

Investment in Equity Securities—Cost Method

In June 2006, we recorded an impairment loss of approximately $3.3 million in relation to an investment that we account for under the cost method. The company has determined that the decline in the fair value of this investment is other than temporary and, as a result, the cost basis of this investment was written down to its fair value of approximately $0.4 million.

PANAMSAT HOLDING CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

FOR THE THREE MONTHS ENDED MARCH 31, 2005 AND 2006

(in thousands, except share data)

	March 31, 2005	March 31, 2006
REVENUES:
Operating leases, satellite services and other	$205,201	$210,237
Outright sales and sales-type leases	3,607	2,992

Total revenues	208,808	213,229

OPERATING COSTS AND EXPENSES:
Cost of outright sales and sales-type leases	(2,853)	—
Depreciation and amortization	69,765	69,758
Direct operating costs (exclusive of depreciation and amortization)	34,947	33,211
Selling, general and administrative expenses	18,754	25,114
Sponsor management fees	10,444	—
Facilities restructuring and severance costs	3,349	—
Loss on termination of sales-type lease	2,307	—
Gain on undesignated interest rate swap	—	(13,240)

Total operating costs and expenses	136,713	114,843

INCOME FROM OPERATIONS	72,095	98,386
INTEREST EXPENSE—Net	75,526	60,557

INCOME (LOSS) BEFORE INCOME TAXES	(3,431)	37,829
INCOME TAX EXPENSE (BENEFIT)	(4,532)	10,045

NET INCOME	$1,101	$27,784

NET INCOME PER SHARE—Basic	$0.01	$0.23

NET INCOME PER SHARE—Diluted	$0.01	$0.22

See notes to unaudited condensed consolidated financial statements.

PANAMSAT HOLDING CORPORATION

CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

(in thousands, except share data)

	December 31, 2005	March 31, 2006
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$126,307	$152,165
Accounts receivable—net	66,418	76,341
Net investment in sales-type leases	12,260	9,959
Prepaid expenses and other (principally prepaid insurance)	20,306	13,720
Deferred income taxes	16,711	16,711

Total current assets	242,002	268,896
SATELLITES AND OTHER PROPERTY AND EQUIPMENT—Net	1,949,560	1,950,862
NET INVESTMENT IN SALES-TYPE LEASES	64,913	64,785
GOODWILL	2,244,131	2,244,131
DEFERRED CHARGES AND OTHER ASSETS—Net	333,942	341,398

TOTAL ASSETS	$4,834,548	$4,870,072

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable and accrued liabilities	$88,349	$119,257
Current portion of long-term debt	16,600	16,600
Current portion of satellite incentive obligations	13,240	12,638
Accrued interest payable	37,103	17,930
Dividends payable	47,507	52,257
Deferred gains and revenues	24,514	34,012

Total current liabilities	227,313	252,694
LONG-TERM DEBT	3,197,695	3,200,775
DEFERRED INCOME TAXES	9,816	19,212
DEFERRED CREDITS AND OTHER (principally customer deposits, satellite incentive obligations and deferred revenue)	348,888	370,164

TOTAL LIABILITIES	3,783,712	3,842,845

COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS’ EQUITY:
Preferred stock; 50,000,000 shares authorized at December 31, 2005 and March 31, 2006, respectively, and 0 shares outstanding at both December 31, 2005 and March 31, 2006	—	—
Common stock $0.01 par value; 400,000,000 shares authorized, at December 31, 2005 and March 31, 2006, respectively, and 122,598,093 shares outstanding at December 31, 2005 and March 31, 2006, respectively	1,226	1,226
Additional paid-in capital	1,007,388	1,007,648
Retained earnings	45,814	21,340
Accumulated other comprehensive income (loss)	(97)	431
Other stockholders’ equity	(3,495)	(3,418)

Total stockholders’ equity	1,050,836	1,027,227

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$4,834,548	$4,870,072

See notes to unaudited consolidated financial statements.

PANAMSAT HOLDING CORPORATION

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY

AND COMPREHENSIVE INCOME (UNAUDITED)

(in thousands, except share data)

	Common Stock		Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (loss), net of tax	Other Stockholders’ Equity	Total	Comprehensive Income
	Shares	Par Value Amount
BALANCE, JANUARY 1, 2006	122,598,093	$1,226	$1,007,388	$45,814	$(97)	$(3,495)	$1,050,836
Foreign currency translation adjustment	—	—	—	—	445	—	445	$445
Amortization of unrealized gain on interest rate hedge	—	—	—	—	83	—	83	83
Stock compensation	—	—	260	—	—	—	260	—
Amortization of deferred compensation	—	—	—	—	—	77	77	—
Dividends to stockholders	—	—	—	(52,258)	—	—	(52,258)	—
Net income	—	—	—	27,784	—	—	27,784	27,784

BALANCE, MARCH 31, 2006	122,598,093	$1,226	$1,007,648	$21,340	$431	$(3,418)	$1,027,227	$28,312

OTHER STOCKHOLDERS’ EQUITY:

	December 31, 2005	March 31, 2006
Excess of purchase price over historical cost basis of net assets acquired	$(3,418)	$(3,418)
Deferred compensation, net	(77)	—

TOTAL OTHER STOCKHOLDERS’ EQUITY	$(3,495)	$(3,418)

See notes to unaudited consolidated financial statements.

PANAMSAT HOLDING CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

FOR THE THREE MONTHS ENDED MARCH 31, 2005 AND 2006

(in thousands)

	March 31, 2005	March 31, 2006
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$1,101	$27,784
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	69,765	69,758
Deferred income taxes	(7,615)	9,394
Amortization of debt issuance costs and other deferred charges	5,312	5,389
Accretion on senior discount notes	6,534	7,230
Loss on early extinguishment of debt	9,521	—
Provision for uncollectible receivables	90	(2,119)
Facilities restructuring and severance costs	3,349	—
Gain on undesignated interest rate swap	—	(12,268)
Reversal of sales-type lease liabilities	(2,853)	—
Loss on termination of sales-type lease	2,307	—
Other non-cash items	(242)	(152)
Changes in assets and liabilities:
Collections on investments in sales-type leases	6,533	5,501
Operating leases and other receivables	4,709	(9,881)
Prepaid expenses and other assets	(1,971)	7,174
Accounts payable and accrued liabilities	(40,071)	(12,588)
Deferred gains and revenues	(142)	9,492

NET CASH PROVIDED BY OPERATING ACTIVITIES	56,327	104,714

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures (including capitalized interest)	(15,050)	(49,471)
Distribution from equity investment	—	902
Acquisitions, net of cash acquired	—	(377)

NET CASH USED IN INVESTING ACTIVITIES	(15,050)	(48,946)

CASH FLOWS FROM FINANCING ACTIVITIES:
Issuance of common stock—initial public offering	900,000	—
Repayments of long-term debt	(290,000)	(4,150)
Dividends to stockholders	(200,000)	(47,508)
Capitalized costs of initial public offering	(37,385)	—
Capitalized debt issuance costs	(634)	—
Repayments of incentive obligations	(3,061)	(2,824)
Funding of capital expenditures by customer	—	24,446
Other equity related transactions	19	3

NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	368,939	(30,033)

EFFECT OF EXCHANGE RATE CHANGES ON CASH	47	123

NET INCREASE IN CASH AND CASH EQUIVALENTS	410,263	25,858
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	38,982	126,307

CASH AND CASH EQUIVALENTS, END OF PERIOD	$449,245	$152,165

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash received for interest	$763	$1,300

Cash paid for interest	$87,875	$74,406

Cash received for taxes	$—	$3,204

Cash paid for taxes	$5,039	$877

See notes to unaudited condensed consolidated financial statements.

PANAMSAT HOLDING CORPORATION

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. Basis of Presentation

These consolidated financial statements reflect the financial statements of PanAmSat Holding Corporation and its subsidiaries on a consolidated basis. Within these consolidated financial statements, PanAmSat Holding Corporation and its subsidiaries are referred to as “Holdco”, “we”, “us” and “our”. The term “PanAmSat” refers to PanAmSat Corporation, our wholly-owned subsidiary. (See Note 17 “Subsequent Events”)

These unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and the instructions to Rule 10-01 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States of America for complete financial statements. The condensed consolidated financial statements include all normal and recurring adjustments that management considers necessary to present fairly the financial position as of March 31, 2006, and results of operations and cash flows for the three months ended March 31, 2005 and 2006. Certain prior period amounts have been reclassified to conform to the current period’s presentation. Operating results for the three months ended March 31, 2005 and 2006 are not necessarily indicative of the operating results for the full year. For further information, refer to the consolidated financial statements and footnotes thereto included in our audited financial statements for the year ended December 31, 2005 included in our Annual Report on Form 10-K filed with the SEC on March 10, 2006, any amendments thereto, and all of our other filings filed with the SEC from March 10, 2006 through the date of this report. During the quarter ended March 31, 2006, we adopted Statement of Financial Accounting Standards (“SFAS”) No. 123 (Revised), “Share Based Payment” (SFAS 123R). See Note 9. “Stock Based Compensation” and Note 16. “New Accounting Pronouncements”.

On August 20, 2004, affiliates of Kohlberg Kravis Roberts & Co. L.P., or KKR, The Carlyle Group, or Carlyle, and Providence Equity Partners, Inc., or Providence, completed a series of transactions resulting in an entity affiliated with KKR owning approximately 44% of PanAmSat’s outstanding common stock and entities affiliated with Carlyle and Providence each owning approximately 27% of PanAmSat’s common stock, with the remainder held by certain members of management and our board of directors. We collectively refer to KKR, Carlyle and Providence as the “Sponsors” in this quarterly report. We refer to the August 20, 2004 series of transactions through which the Sponsors acquired and recapitalized PanAmSat as the “Recapitalization”.

On September 22, 2004, Holdco was formed by the then existing stockholders of PanAmSat. On October 8, 2004, all of PanAmSat’s outstanding common stock held by its then existing stockholders was contributed to Holdco in exchange for an equal number of shares of Holdco common stock, par value $.01 per share (the “Contribution”). As a result of and immediately following that contribution, PanAmSat’s then existing stockholders owned Holdco in equal proportion to their prior ownership interest in PanAmSat, and PanAmSat became a wholly-owned subsidiary of Holdco.

The Contribution of PanAmSat to Holdco was accounted for as a recapitalization because neither a change in control nor a business combination occurred and Holdco was not a substantive operating entity. Accordingly, there was no change in the basis of the assets and liabilities of PanAmSat. Therefore, all operations of PanAmSat prior to the Contribution to Holdco are reflected herein at their historical amounts.

PANAMSAT HOLDING CORPORATION

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

On March 22, 2005, we consummated an initial public offering of 50 million shares of our common stock. Upon completion of our initial public offering, the ownership percentages of our outstanding common stock was as follows: publicly held shares were approximately 41%, ownership by affiliates of KKR, Carlyle and Providence was approximately 26%, 16% and 16%, respectively and ownership by certain members of management and our board of directors was approximately 1%.

2. PanAmSat/Intelsat Merger

(See Note 17 “Subsequent Events”)

On August 29, 2005, we and Intelsat, Ltd. (“Intelsat”) announced that the two companies signed a definitive merger agreement (the “Intelsat Merger Agreement”) under which Intelsat will acquire us for $25 per share in cash, or $3.2 billion (the “Intelsat Merger”). Under the agreement, which was approved unanimously by the boards of directors of both companies, Intelsat will acquire all of our outstanding common shares. Also in connection with the pending Intelsat Merger, our board of directors approved the adoption of a severance plan, on terms similar to our existing severance plan, and authorized a retention pool of up to $10 million for non-senior management employees.

On October 26, 2005, our shareholders approved and adopted the Intelsat Merger Agreement. Also on October 26, 2005, we received a request from the United States Department of Justice, or DOJ, for additional information and documentary materials in connection with the pending Intelsat Merger. The effect of this request is to extend the waiting period imposed by the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (“HSR”), until 30 days after the parties have substantially complied with the request, unless that period is terminated earlier by the DOJ or extended voluntarily. On January 20, 2006, we were informed by the Committee on Foreign Investment in the United States (“CFIUS”) that CFIUS had reviewed a joint voluntary notice delivered to it by the parties to the Intelsat Merger Agreement, and had concluded that there were no issues of national security sufficient to warrant an investigation under Section 721 of the U.S. Defense Production Act of 1950, as amended (commonly referred to as “Exon-Florio”). Consummation of the Intelsat Merger remains subject to various conditions, including satisfaction of the HSR waiting period, receipt of Federal Communications Commission approvals, receipt of financing and other conditions. If the conditions to the Intelsat Merger are satisfied or waived (to the extent permitted by applicable law), we expect to consummate the Intelsat Merger in the second or third quarter of 2006.

3. Initial Public Offering

On March 22, 2005, we consummated an initial public offering of 50 million shares of our common stock at $18 per share and used the net proceeds to make an equity contribution to PanAmSat of approximately $658.4 million and to pay a $200 million dividend to our then pre-existing stockholders. PanAmSat used this equity contribution to repay approximately $265.0 million of the borrowings under its Term Loan A Facility and on April 1, 2005, it redeemed $353.5 million, or 35%, of its 9% senior notes and paid a redemption premium of $31.8 million to holders of those notes. In connection with our initial public offering, we paid approximately $40.9 million of costs which were capitalized on our balance sheet. In connection with and contingent upon our initial public offering, PanAmSat’s senior secured credit facilities were amended (See Note 6 “Long-term Debt”).

PANAMSAT HOLDING CORPORATION

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

4. Dividend Policy

(See Note 17 “Subsequent Events”)

Our board of directors adopted a dividend policy that became effective upon the closing of our initial public offering. Our dividend policy reflects an intention to distribute a substantial portion of the cash generated by our business in excess of operating expenses and working capital requirements, interest and principal payments on our indebtedness and capital expenditures as regular quarterly dividends to our stockholders. On December 14, 2005, our board of directors declared a quarterly dividend for the period from October 1, 2005 to December 31, 2005 in the amount of $0.3875 per share, or an aggregate of approximately $47.5 million, which was paid on January 17, 2006, to stockholders of record as of December 30, 2005. On March 16, 2006, our board of directors declared a quarterly dividend for the period from January 1, 2006 to March 31, 2006 in the amount of $0.42625 per share, or an aggregate of approximately $52.3 million, which was paid on April 13, 2006, to stockholders of record as of March 31, 2006. On March 21, 2005, our board of directors declared a partial quarterly dividend for the period from March 22, 2005 to March 31, 2005 in the amount of $0.043056 per share, or an aggregate of approximately $5.28 million, which was paid on April 15, 2005, to stockholders of record as of March 31, 2005.

5. Reverse Stock Split and Amended and Restated Certificate of Incorporation

On March 1, 2005, we amended and restated our certificate of incorporation to (i) effect a reverse stock split of our outstanding shares of common stock on a one for 1.518628 basis and (ii) increase the number of authorized shares from 200 million to 450 million, consisting of 400 million shares of common stock and 50 million shares of preferred stock. The amended and restated certificate of incorporation provides that our board of directors is authorized to provide for one or more series of preferred stock and fix the number of shares, voting power, preferences and other special rights in each series. No such series of preferred stock has been designated and no shares of preferred stock have been issued. All share and per share amounts, as well as the par value amount and additional paid in capital amount related to these shares within these condensed consolidated financial statements, have been restated for all the periods presented to give retroactive effect to the reverse stock split.

6. Long-term Debt

(See Note 17 “Subsequent Events”)

As of December 31, 2005 and March 31, 2006, long-term debt consisted of the following (in thousands):

	December 31, 2005	March 31, 2006
6 3/8% Notes due 2008	$150,000	$150,000
8 1/2% Notes due 2012	1,190	1,190
6 7/8% Notes due 2028	125,000	125,000
Transaction Related Financing:
Revolving Credit Facility	—	—
Term Loan A due 2009	355,910	355,910
Term Loan B-1 due 2011	1,643,400	1,639,250
9% Senior Notes due 2014	656,500	656,500
10 3/8% Senior Discount Notes due 2014	282,295	289,525

	3,214,295	3,217,375
Less: current maturities	16,600	16,600

Total Long-Term Debt	$3,197,695	$3,200,775

PANAMSAT HOLDING CORPORATION

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

At March 31, 2006, we had total debt outstanding of approximately $3.2 billion, including current maturities of $16.6 million related to our Term Loan B-1 Facility due 2011.

On October 19, 2004, pursuant to Rule 144A under the Securities Act of 1933, as amended, we issued $416.0 million aggregate principal amount at maturity of our 10 3/8% senior discount notes due 2014. All of the proceeds of that offering, less discounts, commissions and expenses, or approximately $245.8 million, were paid on October 19, 2004 as a dividend to our stockholders. On May 31, 2005, we exchanged all the outstanding notes for an equal amount of 10 3/8% senior discount notes due 2014, or Senior Discount Notes, which are registered under the Securities Act of 1933 and which have substantially similar terms. The Senior Discount Notes accrete at the rate of 10 3/8% per annum, compounded semi-annually to, but not including, November 1, 2009. From and after November 1, 2009, cash interest on the Senior Discount Notes will accrue at the rate of 10 3/8% per annum, and will be payable semiannually in arrears on May 1 and November 1 of each year, commencing on May 1, 2010, until maturity. As of March 31, 2006, the accreted balance of approximately $289.5 million was outstanding in relation to these notes. Costs incurred in relation to the issuance of these notes were capitalized to debt issuance costs and are being amortized over the term of these notes.

Our primary source of liquidity is cash flow generated from the operations of our subsidiaries, including PanAmSat. Our ability to pay dividends on our common stock and make payments on our Senior Discount Notes is dependent on the earnings and the distribution of funds from PanAmSat. The agreements governing PanAmSat’s senior secured credit facilities and 9% senior notes are the two contractual obligations of PanAmSat that significantly restrict its ability to pay dividends or otherwise transfer assets to Holdco. Payment of dividends is also subject to compliance with Delaware law.

With a portion of the proceeds from our initial public offering, we made an equity contribution to PanAmSat of approximately $658.4 million, which PanAmSat used to repay approximately $265.0 million of the borrowings under its Term Loan A Facility on March 22, 2005, redeem $353.5 million, or 35%, of its 9% senior notes and pay a redemption premium of $31.8 million to holders of these notes on April 1, 2005. PanAmSat also repaid an additional $25.0 million of the Term Loan A Facility with cash on hand on March 22, 2005.

In connection with and contingent upon our initial public offering, PanAmSat’s senior secured credit facilities were amended to, among other things:

•	increase the amount of permitted dividends;

•	eliminate the requirement that PanAmSat repay the term loans under the senior secured credit facilities with excess cash flow;

•	lower the maximum total leverage ratio required by the senior secured credit facilities;

•	convert the Term Loan B Facility to a new Term Loan B-1 Facility under the existing senior secured credit facilities, with lower applicable margins;

•	permit the payment of the management fee payable to the Sponsors in connection with the termination of the management services agreement. (See Note 13 “Certain Relationships and Related Transactions—Transactions with the Sponsors and their Affiliates”); and

•	conform the change of control definition to the change of control definition in the indenture governing PanAmSat’s 9% senior notes.

PANAMSAT HOLDING CORPORATION

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

During the first quarter of 2005, we recorded non-cash interest expense charges totaling approximately $9.5 million for unamortized debt issuance costs written off as a result of the $290.0 million of voluntary debt repayments made on PanAmSat’s Term Loan A Facility during this period. There were no such charges recorded during the first quarter of 2006.

Borrowings under PanAmSat’s senior secured credit facilities bear interest at the borrower’s option at either adjusted LIBOR plus an applicable margin or the alternate base rate plus an applicable margin, and are subject to adjustment based on a pricing grid.

PanAmSat’s senior secured credit facilities which were entered into in connection with the Recapitalization are comprised of a $250.0 million revolving credit facility, which will terminate in August 2009, an $800.0 million Term Loan A Facility, which matures in August 2009 (of which $355.9 million was outstanding at March 31, 2006), and a $1,660.0 million Term Loan B-1 Facility, which matures in August 2011 (of which $1,639.3 million was outstanding at March 31, 2006). At March 31, 2006, the interest rate on the Term Loan A Facility was 6.57% (1 month LIBOR of 4.82% plus 1.75%). At March 31, 2006, the Term Loan B-1 Facility was split into two tranches in order to provide for the principal payment of $4.2 million which is due on May 19, 2006. The first tranche in the amount of $4.2 million, which is subject to the principal pay down, had an interest rate of 6.81% (2 month LIBOR of 4.81% plus 2.00%). The remaining tranche, in the amount of $1,635.1 million, had an interest rate of 6.90% (3 month LIBOR of 4.90% plus 2.00%). These rates are subject to change based upon our total leverage ratio. In addition, we are required to pay a commitment fee for the unused commitments under the revolving credit facility, if any, which, as of March 31, 2006 on an annual basis was 0.25%. As of March 31, 2006, we had outstanding letters of credit totaling $49.1 million and the revolving credit facility was undrawn. Outstanding letters of credit reduce our ability to borrow against the revolving credit facility by an equivalent amount. Any amounts borrowed under the revolving credit facility would bear interest at LIBOR plus 1.75% as of March 31, 2006, although this interest rate is subject to adjustment based on our total leverage ratio.

Obligations under the senior secured credit facilities are, or will be, as the case may be, unconditionally and irrevocably guaranteed jointly and severally by PanAmSat’s current and future domestic subsidiaries and are secured by substantially all of PanAmSat’s assets and substantially all of the assets of each of its current and future domestic subsidiaries.

PanAmSat’s 9% senior notes require interest payments to be made semi-annually, mature on August 15, 2014, are unsecured, and are, or will be, as the case may be, unconditionally guaranteed by each of PanAmSat’s existing and certain subsequently acquired or organized domestic restricted subsidiaries. Fees charged by the lenders in relation to the issuance of the 9% senior notes were capitalized as debt issuance costs and are amortized over the term of the notes.

As of March 31, 2006, PanAmSat also had outstanding 10 and 30-year fixed rate notes totaling $275.0 million which were issued in January 1998. The outstanding principal balances, interest rates and maturity dates for these notes as of March 31, 2006, are $150.0 million at 6.375% due 2008 and $125.0 million at 6.875% due 2028, respectively. Principal on these notes is payable at maturity, while interest is payable semi-annually.

As of March 31, 2006, PanAmSat also had outstanding $1.2 million of its 8 1/2% senior notes due 2012. These notes are unsecured, and are unconditionally guaranteed by each of PanAmSat’s existing domestic restricted subsidiaries.

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NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

We are required to maintain certain financial covenants and are also subject to restrictive covenants under our borrowings. As of March 31, 2006, we were in compliance with all such covenants.

7. Interest Rate Swap Agreements

In accordance with the agreement governing PanAmSat’s old senior secured credit facilities that were repaid in 2004, PanAmSat was party to an interest rate swap agreement for a fixed rate payment of 5.64% on $100.0 million through August 30, 2005. In June of 2004, in connection with the repayment of the term loan B-1 Facility of PanAmSat’s old credit facility, PanAmSat’s cash flow hedge became undesignated, and therefore, changes in the fair value of the interest rate swap have been recorded within our consolidated statement of operations from that time. The fair value of the outstanding interest rate swap agreement as of March 31, 2005, based on quoted market prices from the counterparty, reflected a short-term asset of approximately $43 thousand. In August 2005, this agreement expired.

On March 14, 2005, PanAmSat entered into a five-year interest rate swap agreement to hedge interest expense on a notional amount of $1.25 billion. The notional amount will amortize down to $625 million from March 14, 2008 until expiration on March 15, 2010. In relation to this swap agreement, PanAmSat exchanged its floating-rate obligation on $1.25 billion of its Term Loan B-1 Facility for a fixed-rate obligation, subject to scheduled rate increases based on the LIBOR rate used.

The counterparties to this agreement are highly rated financial institutions. In the unlikely event that the counterparties fail to meet the terms of the interest rate swap agreement, PanAmSat’s exposure is limited to the interest rate differential on the notional amount at each quarterly settlement period over the life of the agreements. We do not anticipate non-performance by the counterparties.

The fair value of the interest rate swap agreement is the estimated amount that we would pay or receive to terminate the agreement at the reporting date, taking into account current interest rates, the market expectation for future interest rates and our current creditworthiness. The fair value of the outstanding interest rate swap agreement as of March 31, 2005, based upon quoted market prices from the counterparties, reflected a long-term asset of approximately $0.6 million. Through March 31, 2005, the interest rate swap was undesignated, and therefore, changes in its fair value through March 31, 2005 were recorded within our consolidated statement of operations. The interest rate swap agreement remained undesignated through May 24, 2005, and the decrease in the fair value of the interest rate swap of approximately $18.6 million was recorded within loss on undesignated interest rate swap in our consolidated statement of operations for the six months ended June 30, 2005, in accordance with the provisions of SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities” as amended and interpreted (“SFAS 133”). Between May 25, 2005 and June 30, 2005, the interest rate swap was designated as a cash flow hedge and deemed effective, and therefore qualified for hedge accounting treatment under SFAS 133. In accordance with SFAS 133, changes in the hedged asset or liability representing the effectiveness of the hedge were recorded within comprehensive income (loss) in our consolidated balance sheet.

Pursuant to SFAS 133, we are required to perform a quarterly analysis of the effectiveness of the hedge. Under SFAS 133, in order to maintain the effectiveness of the hedge, an

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effectiveness rate of between 80% and 125% must be maintained. This effectiveness rate is calculated by dividing the cumulative change in the hedge liability by the cumulative change in the cash flows of the debt being hedged. As of September 30, 2005, we completed our effectiveness assessment in relation to this swap agreement. As a result of this test, it was determined that the interest rate swap agreement was no longer an effective hedge, and therefore, did not qualify for hedge accounting treatment under SFAS 133. As a result, the interest rate swap was undesignated through March 31, 2006, and therefore, the increase in the fair value of the interest rate swap from January 1, 2006 through March 31, 2006, and swap interest earned during the quarter totaling $13.2 million were recorded within gain on undesignated interest rate swap in our consolidated statement of operations for three months ended March 31, 2006.

As of March 31, 2005 and 2006, the asset related to this interest rate swap of $0.6 million and $16.1 million, respectively, was included in deferred charges and other assets—net within our condensed consolidated balance sheet.

On the interest rate reset date of March 14, 2006, the interest rate which the counterparties will utilize on June 14, 2006 to compute interest due to PanAmSat was determined to be 4.900%. This will result in the counterparties paying PanAmSat approximately $1.9 million on June 14, 2006 (the difference between the rate PanAmSat must pay of 4.316% and the rate it will receive from the counterparties of 4.900%).

8. Acquisitions

On August 31, 2005, PanAmSat acquired multiple European orbital slots, as well as a satellite with European, Middle Eastern, African and Asian coverage from Alcatel, a French communications company, for a purchase price of approximately $60.2 million plus liabilities and costs incurred in relation to the acquisition of approximately $13.7 million, including $9.0 million of contingent performance payments due to Alcatel in addition to the purchase price. This acquisition was accomplished in order to strengthen our presence in these markets and expand our global reach into key growth regions. Through March 31, 2006, we paid $42.5 million of this aggregate purchase price from cash on hand. The satellite acquired, formerly known as Europe*Star 1, was renamed PAS-12, and is capable of providing a broad range of enhanced services to European customers for program distribution, broadcast contribution and enterprise networking. The agreement provides for purchase price installments during 2006 of $20.2 million and performance payment installments plus related interest contingent on the future performance of the satellite. The results of this acquisition have been included in our fixed satellite services segment from the date of acquisition.

9. Stock Based Compensation

(See Note 17 “Subsequent Events”)

Effective January 1, 2006, we adopted SFAS No. 123 (Revised 2004), Share-Based Payment, (“SFAS 123R”) using the prospective method. Accordingly, prior periods have not been restated. The Company also adopted the fair value recognition provisions of SFAS 123, “Accounting for Stock Based Compensation” (“SFAS 123”) on January 1, 2003, for all employee awards granted on or after January 1, 2003, pursuant to SFAS No. 148, “Accounting for Stock-Based Compensation-Transition and Disclosure” (“SFAS 148”). As such, the Company

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recorded compensation expense for employee stock options granted after December 31, 2002, but not in relation to previous awards granted. Awards granted prior to January 1, 2003 were accounted for in accordance with Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”). Prior to our adoption of SFAS 123R, benefits of tax deductions in excess of recognized compensation costs were reported as operating cash flows. SFAS 123R now requires excess tax benefits be reported as a financing cash inflow rather than as a reduction of taxes paid.

The financial statements for the three months ended March 31, 2006 and March 31, 2005 reflect the compensation cost recognized under the provisions of SFAS 123R and SFAS 123, respectively. As such, net income, basic earnings per share, and diluted earnings per share were not incrementally impacted by the adoption of SFAS 123R and therefore, pro forma presentation is not required.

1997 Stock Incentive Plan—On May 5, 1997, PanAmSat’s board of directors adopted the PanAmSat Corporation Long-Term Stock Incentive Plan (the “1997 Stock Plan”), which provides for the granting of nonqualified stock options, incentive stock options, alternate appreciation rights, restricted stock, performance units and performance shares to executive officers, other employees, directors and its independent contractors. Awards were granted at the discretion of the Compensation Committee on such terms as the committee decided. Effective December 7, 2000, PanAmSat amended the 1997 Stock Plan to provide that, upon a “Change-in-Control” (as defined) of it, all unvested stock options and other awards granted under the 1997 Stock Plan would immediately vest and become exercisable, and restrictions on any awards, such as restricted stock, would immediately lapse.

Upon consummation of the Recapitalization, which constituted a Change-in-Control as defined in the 1997 Stock Plan, all outstanding employee stock options vested and became exercisable, and all outstanding restricted shares and restricted stock units immediately vested. Certain members of PanAmSat’s management agreed not to have certain of their equity interests cashed out in the Recapitalization; existing options, restricted shares and restricted stock units granted to such individuals remain outstanding as options and shares.

In October 2004, Holdco assumed the 1997 Stock Plan, and the outstanding stock options were converted into an aggregate of 762,372 options to purchase shares of Holdco common stock. No new awards have been made, and no new awards can be made, under the 1997 Stock Plan since March 31, 2004.

2004 Stock Option Plan—On August 20, 2004, PanAmSat’s board of directors adopted the 2004 Stock Option Plan for Key Employees of PanAmSat Corporation (the “2004 Stock Plan”), which provides for the granting of stock options, stock appreciation rights and dividend equivalent rights to executive officers, other employees, and others having a relationship with it or its subsidiaries. In 2004, PanAmSat granted options to purchase 3,578,828 shares of common stock at an exercise price of $4.21.

In October 2004, Holdco assumed the 2004 Stock Plan in connection with the Contribution and all outstanding options became options of Holdco. Subsequently, Holdco granted 702,597 options in October 2004 at an exercise price of $4.21 and 26,339 options in February 2005 at an exercise price of $18.04. The maximum number of shares that can be issued under the 2004 Stock Plan is 9,500,000. New shares issued would be issued to satisfy any stock option exercises.

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NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

There have been no grants, exercises, forfeitures, expirations or cancellations in either the 1997 Stock Plan or the 2004 Stock Plan during the three months ended March 31, 2006, as summarized below:

	Shares	Weighted Average Exercise Price	Range
1997 Stock Plan
Balance at December 31, 2005	762,372	$3.46	$3.43-$4.04
Balance at March 31, 2006	762,372	$3.46	$3.43-$4.04
Exercisable at March 31, 2006	762,372	$3.46	$3.43-$4.04
2004 Stock Plan
Balance at December 31, 2005	4,307,764	$4.29	$4.21-$18.04
Balance at March 31, 2006	4,307,764	$4.29	$4.21-$18.04
Exercisable at March 31, 2006	861,556	$4.29	$4.21-$18.04

Range of Exercise Prices	Options Outstanding at March 31, 2006	Weighted Average Remaining Contractual Life—Options Outstanding and Exercisable	Weighted Average Exercise Price of options outstanding	Options Exercisable As of March 31, 2006	Weighted Average Exercise Price of options exercisable
1997 Stock Plan
$3.43-$4.04	762,372	8.39	$3.46	762,372	$3.46

2004 Stock Plan
$4.21-$18.04	4,307,764	8.42	$4.29	861,556	$4.29

For the quarters ending March 31, 2005 and 2006, there were no options exercised, no related tax benefits realized and no cash inflows from share-based compensation in financing activities. The total intrinsic values of stock options outstanding as of March 31, 2005 and 2006 were approximately $65.1 million and $104.7 million, respectively. The total intrinsic values of stock options exercisable as of March 31, 2005 and 2006 were approximately $10.3 million and $34.0 million, respectively. As of March 31, 2006, there was approximately $5.0 million in unamortized compensation cost related to our outstanding stock options, which is expected to be recognized over a weighted average period of approximately 5.4 years.

The stock options granted in the third and fourth quarters of 2004 by both PanAmSat and Holdco vest over five to eight years. Certain of the awards granted in the third and fourth quarters of 2004 vest over a five-year period based upon the passage of time and the remainder vest after an eight-year period, which may be reduced if certain pre-established company operating performance targets are achieved. The 2005 operating performance targets established for the plan were met, resulting in the accelerated vesting of 20%, or 445,814, of the 2,229,072 outstanding performance based options. Compensation expense for these nonqualified stock options is based on the fair value of the options at the respective grant dates utilizing the Black-Scholes model for estimating fair value. We recorded stock compensation expense of $0.3 million, as well as related tax benefits of $0.1 million in both three- months periods ended March 31, 2006 and 2005, in relation to the options granted under the 2004 Stock Plan.

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NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

During the first quarter of 2005, we granted 26,339 stock options under the 2004 Stock Plan. The weighted average fair value per option granted during the three months ended March 31, 2005 was $2.62. This estimate was based on the Black-Scholes option pricing model with the following weighted average assumptions:

•	The risk-free rate of the options granted was based on the U.S. Treasury yield curve in effect at the time of grant.

•	The expected life of the options granted was estimated using the historical exercise behavior of employees.

•	The dividend yield and stock volatility of the options granted were based on the fact that the Company was privately held at that time and had no plan to issue dividends to its then existing shareholders.

Three months ended March 31, 2005
Risk free rate	3.82%
Dividend yield	0%
Expected life	6.8 years
Stock volatility	0%

Deferred Stock Units—PanAmSat has a Supplemental Savings Plan and a Deferred Compensation Plan for eligible employees. Under both plans, executives and other highly compensated employees are entitled to defer a portion of their compensation to future years. In July 2004, PanAmSat’s board of directors amended the Deferred Compensation Plan and the Supplemental Savings Plan to permit certain senior executives to elect to have all or part of their accounts under the plans invested in deferred stock units, each of which represented the notional right to receive a share of common stock in PanAmSat. The deferred stock units were converted into a notional right to receive a share of common stock in Holdco at the same conversion ratio as for the other transactions in the Recapitalization. As of the date of conversion, these deferred stock units represented the notional right to receive 202,213 shares of Holdco common stock, on an adjusted basis, with a value of $1.5 million. During 2005, we reclassified this amount from our liability for deferred compensation plans to additional paid-in capital as these deferred stock units will be paid out in shares of Holdco common stock, rather than in cash. Additionally, these deferred stock units, all of which were outstanding and vested as of March 31, 2006, are entitled to accrue credits in the same amount as dividends paid to holders of Holdco’s common stock. For the three months ended March 31, 2005 and 2006, we recorded compensation expense of $0.6 million and $0.1 million, respectively, in relation to these deferred stock units.

On September 16, 2004, PanAmSat’s Board of Directors approved a revised compensation program for our non-employee directors. Each non-employee director was entitled to annual cash compensation of $50,000, and was also granted options to purchase 65,848 shares of common stock. The chairman of its Board of Directors received an additional annual fee of $100,000 and was granted options to purchase an additional 65,848 shares. Holdco has assumed this program and the options are now for Holdco stock at the modified price of $4.21.

On June 8, 2005, the Compensation Committee of our board of directors and that of PanAmSat approved a combined compensation program for non-employee directors. Costs of

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this compensation program are shared equally by us and PanAmSat. Non-employee directors are compensated $70,000 per annual term, $35,000 paid in cash, quarterly and as earned, and $35,000 paid in shares of our common stock, calculated using the closing price of our common stock on the day prior to the grant date.

For the initial board term following the closing of the initial public offering of our common stock on March 22, 2005, the $35,000 in compensation paid in shares of our common stock was calculated as above and granted on the date the plan was approved. Accordingly, each non-employee director was granted 1,747 shares on June 8, 2005. Common stock issued to non-employee directors as compensation is not transferable until vested. The common stock granted on June 8, 2005, vested on March 22, 2006.

The terms of the 2006 compensation program for non-employee directors remains the same as the 2005 compensation program except that the $35,000 per director previously paid in shares of our common stock was paid in cash in April 2006.

In addition to compensation for service on our board, Audit Committee members are paid $7,500 per term, Compensation Committee members $5,000 per term, the Chairman of the board $100,000 per term, the Audit Committee Chairman $20,000 per term, and the Compensation Committee Chairman $10,000 per term, each payable quarterly in cash and as earned.

During the three months ended March 31, 2005 and 2006, we recorded expense of approximately $0.0 million and $0.3 million, respectively, related to this compensation plan.

10. Facilities Restructuring and Severance Costs

Facilities restructuring and severance costs were $3.3 million and $0.0 million for the three months ended March 31, 2005 and 2006, respectively.

In January 2003, our management approved a plan to consolidate certain of our teleports in order to improve customer service and reduce operating costs. This teleport consolidation plan includes the closure of certain owned teleports and the reduction of services at our Fillmore and Castle Rock teleports. Under this plan, our Homestead, Florida teleport was closed in 2003 and, in June 2004, we closed our Spring Creek, New York teleport. We sold our Spring Creek teleport on October 28, 2004, and our Homestead teleport on June 3, 2005. During the three months ended March 31, 2005 and 2006, we recorded charges of $2.5 million and $0.0 million, respectively, related to this teleport consolidation plan, representing costs to relocate equipment.

On March 29, 2002, our management approved a plan to restructure several of our United States locations and close certain facilities, some of which are currently being leased through 2011. In an effort to further streamline our operations, in the first quarter of 2004, we consolidated our Manhattan Beach, El Segundo and Long Beach, California facilities. In the first quarter of 2005, we recorded a non-cash charge of approximately $0.4 million in relation to increased future lease costs related to one of our idle facilities. There were no such charges recorded during the first quarter of 2006.

As part of our continuing effort to improve operational efficiencies, in October 2004 our management approved plans to reduce our workforce by approximately 25 employees. During

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the three months ended March 31, 2005 and 2006, we recorded severance charges of approximately $0.4 million and $0.0 million, respectively related to severance plans. These severance costs were primarily related to employee compensation, benefits and outplacement services.

The following table summarizes the recorded accruals and activity related to the teleport consolidation, facilities restructuring and severance charges during the three months ended March 31, 2006 (in millions):

	Facilities Restructuring Plans	Teleport Consolidation Plan	Severance Plans	Total
Balance as of January 1, 2006	$5.3	$—	$0.4	$5.7
Restructuring charges	—	—	—	—
Non-cash items	—	—	—	—
Net cash payments	(0.3)	—	(0.3)	(0.6)

Balance as of March 31, 2006	$5.0	$—	$0.1	$5.1

We expect to pay the $0.1 million of liabilities related to our severance plans within the next year and we expect to pay the $5.0 million of liabilities related to our facilities restructuring plan over the next six years.

11. Interest Expense—Net

Interest expense for the three months ended March 31, 2005 and 2006 is recorded net of capitalized interest of $4.7 million and $5.9 million, respectively, and interest income of $0.6 million and $1.3 million, respectively. Included in interest expense for the three months ended March 31, 2005 is approximately $9.5 million of unamortized debt issuance costs which were written-off as a result of the $290.0 million debt repayment made on PanAmSat’s senior secured credit facilities on March 22, 2005. There were no such charges recorded during the first quarter of 2006.

12. Commitments and Contingencies

Satellite Incentive Obligations

Satellite construction contracts typically require that we make progress payments during the period of the satellite’s construction and orbital incentive payments (plus interest) over the orbital life of the satellite. The incentive obligations may be subject to reduction if the satellite fails to meet specific technical operating standards. As of March 31, 2006, we had $107.9 million of liabilities recorded in relation to these satellite incentive obligations. Certain of our satellite construction contracts also provide that certain amounts paid by us during the construction phase are subject to refund (with interest) if the satellite fails to meet these technical operating standards.

Operating Leases

We have commitments for operating leases primarily relating to equipment and our executive office facilities in Wilton, Connecticut and various other locations. These leases

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NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

contain escalation provisions for increases as a result of increases in real estate taxes and operating expenses. As of March 31, 2006, minimum annual rentals of all leases, exclusive of potential increases in real estate taxes, operating assessments and future sub-lease income aggregated approximately $26.0 million.

Satellite Construction and Launch Commitments

As of March 31, 2006, we had approximately $103.1 million of expenditures remaining under existing satellite construction contracts and $122.9 million remaining under existing satellite launch contracts. Satellite launch and in-orbit insurance contracts related to future satellites to be launched are cancelable up to thirty days prior to the satellite’s launch. As of March 31, 2006, we did not have any non-cancelable commitments related to existing launch insurance or in-orbit insurance contracts for satellites to be launched. (See Note 17 “Subsequent Events”)

On April 12, 2005, we entered into an agreement for the construction of PAS-11, which will be located at 43 degrees west longitude and will serve as a replacement for our PAS-6B Ku-band satellite and the C-band portion of our PAS-3R satellite. In July 2005, we signed an agreement for the launch of this satellite in the first quarter of 2007. Additionally, we have an agreement with one of our major customers for the funding of a portion of the capital expenditures necessary to construct and launch PAS-11 in this timeframe. Such funding represents an obligation for us when it is received from the customer. As of March 31, 2006, we received approximately $71.8 million of funding from this customer. This obligation is scheduled to be repaid to the customer over a three-year period beginning in the second half of 2006. Within our consolidated balance sheet as of March 31, 2006, $24.7 million of this obligation was recorded within short-term accounts payable and accrued liabilities, while the remainder of $47.1 million was recorded within long-term deferred credits and other.

On December 5, 2005, we entered into agreements with the same customer and with the manufacturer of our PAS-11 satellite, which, among other things, allows the customer to procure directly from the manufacturer long-lead items that could be used for the construction of a replacement satellite for PAS-11 on an expedited basis, if needed. Pursuant to the agreement with the customer, we would be required to construct and launch a replacement for PAS-11 in the event of a launch failure or other significant health related issue impacting PAS-11’s Ku-band transponders within two years after completion of its in-orbit testing. This customer has leased all of the Ku-band capacity on PAS-11 and would be required to lease all of the Ku-band capacity on a replacement satellite for PAS-11, if such replacement satellite is required.

Horizons Contribution Obligation

On August 1, 2005, PanAmSat formed its second 50-50 joint venture with JSAT, a leading satellite operator in the Asia-Pacific region, that will build and launch a Ku-band satellite to replace our SBS-6 satellite at 74 degrees west longitude. The joint venture is named Horizons-2. The satellite will support digital video, high-definition television and IP-based content distribution networks to broadband Internet and satellite news gathering services in the United States. This Horizons-2 satellite will be constructed over the next two years and is expected to be in service by late 2007. The total investment in this joint venture is expected to be approximately $163 million, of which each of the joint venture partners is required to fund their

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50% share beginning in early 2008. PanAmSat’s investment in this joint venture is being accounted for using the equity method. As of March 31, 2006, PanAmSat has recorded a liability of $81.7 million within its consolidated financial statements in relation to the future funding of this investment in Horizons-2.

Europe*Star Purchase Price Obligation

On August 31, 2005, PanAmSat acquired certain assets and liabilities of the Europe*Star business for a purchase price of approximately $60.2 million plus liabilities and costs incurred in relation to the acquisition of approximately $13.7 million, including $9.0 million of contingent performance payments due to Alcatel in addition to the purchase price. The agreement provides for purchase price installments during 2006 of $20.2 million and performance payment installments plus related interest contingent on the future performance of the satellite. (See Note 8 “Acquisitions”.)

Satellite Insurance

(See Note 17 “Subsequent Events”)

On January 15, 2006, our Galaxy 3R satellite, operating in an inclined orbit at 74 degrees WL, experienced an anomaly of its secondary spacecraft control processor (“SCP”) and was taken out of service. This satellite had no net book value as of December 31, 2005 and this event is not expected to have a material impact on our future operations or financial results. In January 2006, our Galaxy 12 satellite was replaced by our Galaxy 14 satellite and Galaxy 12 became an in-orbit spare. Additionally, in late February 2006, our Galaxy 1R satellite was replaced by our Galaxy 15 satellite and on March 3, 2006, Galaxy 1R was de-orbited.

As of March 31, 2006, we had in effect launch and in-orbit insurance policies covering six satellites in the aggregate amount of approximately $516.0 million. As of such date, these insured satellites had an aggregate net book value and other insurable costs of $668.7 million. We had 17 uninsured satellites in orbit as of March 31, 2006 as follows: PAS-4, which is used as a backup satellite; PAS-5 and PAS-7, for which we received insurance proceeds for constructive total losses; SBS-6, which is approaching the end of its useful life; Galaxy 4R, Galaxy 10R, Galaxy 11 and PAS-1R, for which we received insurance proceeds for partial losses; PAS-2, PAS-3R, PAS-6B, PAS-8, PAS-9, Galaxy 9, and Galaxy 12, for which we determined that insurance was not available on commercially reasonable terms; and HGS-3 and Leasat, which have an aggregate book value of approximately $0.5 million. Our Galaxy 9 and Galaxy 12 satellites currently serve as in-orbit backups for the C-band portions of Galaxy 3C, Galaxy 4R, Galaxy 10R, Galaxy 11, Galaxy 13/Horizons 1, Galaxy 14 and Galaxy 15. The C-band portion of the satellites that were covered by C-band in-orbit backups had an aggregate net book value of approximately $291.9 million as of March 31, 2006.

Of the insured satellites, as of March 31, 2006, one was covered by an insurance policy with substantial exclusions or exceptions to coverage for failures of specific components identified by the underwriters as at risk for possible failure, or Significant Exclusion Policies. The exclusions reduce the probability of an insurance recovery in the event of a loss on this satellite. Galaxy 13/Horizons 1, which was placed in service in January 2004 and is insured by a policy with an exclusion for Xenon-Ion Propulsion Systems (“XIPS”) related anomalies, continues to have XIPS available as its primary propulsion system. Certain enhancements have been made to the XIPS on this satellite to make the systems more robust. In addition, Galaxy 13/Horizons 1 has available backup bi-propellant of approximately 10.6 years as of March 31, 2006.

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At March 31, 2006, the uninsured satellites and the satellite insured by a Significant Exclusion Policy had a total net book value and other insurable costs of approximately $872.5 million. Of this amount, $783.4 million related to uninsured satellites and $89.1 million related to the satellite insured by a Significant Exclusion Policy.

Upon the expiration of the insurance policies, there can be no assurance that we will be able to procure new policies on commercially reasonable terms. New policies may only be available with higher premiums or with substantial exclusions or exceptions to coverage for failures of specific components.

An uninsured failure of one or more of our satellites could have a material adverse effect on our financial condition and results of operations. In addition, higher premiums on insurance policies will increase our costs, thereby reducing our income from operations by the amount of such increased premiums.

Customer and Vendor Obligations

We have contracts with certain of our customers which require us to provide equipment, services and other support during the term of the related contracts with us and we have long-term contractual obligations with service providers primarily for the operation of certain of our satellites. As of March 31, 2006, we have commitments under these customer and vendor contracts which aggregated approximately $204.3 million related to the provision of equipment, services and other support.

In July 2005, PanAmSat entered into a series of contracts, one of which obligates PanAmSat to guarantee the performance of one of its customers serving as the general contractor for an unrelated third party under a Contractor’s Bond in the amount of approximately $8.8 million. PanAmSat believes that if the customer defaults on its obligations to the unrelated third party, PanAmSat will take the place of the customer as the general contractor on the overall project. Accordingly, PanAmSat has recorded a non-contingent liability and a deferred charge of approximately $0.8 million to reflect the fair value of its obligation to stand ready to perform under the terms of the guarantee in accordance with the provisions of Financial Accounting Standards Board (“FASB”) Interpretation No. 45 “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”). PanAmSat has also determined that it has no contingent liability under these contracts as prescribed in Statement of Financial Accounting Standards No. 5, “Accounting for Contingencies” because the likelihood that the Company will be required to perform under the agreements is remote.

At the completion of the project, which is expected to occur within the next year, PanAmSat will be relieved from its non-contingent obligations under the indemnity agreement. Accordingly and based on the provisions of FIN 45, the balance of the non-contingent liability is being amortized ratably against selling, general and administrative expenses over the overall term of the project based on the percentage of the overall project completed in each period. The deferred charge is being amortized against revenues over the term of the related customer contracts based upon the percentage of total customer revenues recognized in each period. As of March 31, 2006, the balances of the liability and the related deferred charge were both approximately $0.6 million.

PANAMSAT HOLDING CORPORATION

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Change-in-Control Obligations

(See Note 17 “Subsequent Events”)

Certain of our senior executives are party to change-in-control severance agreements which provide for payment of severance and other benefits in the event of an involuntary termination of the executive’s employment (as defined in such agreements) within three years after a change in control. A change in control has occurred which would satisfy the conditions for payment under these agreements. Accordingly, the payments required under these severance agreements will become payable by the Company if an involuntary termination of an executive occurs during the periods specified by the agreements. Based upon current compensation levels and assuming the Intelsat merger transaction is completed on June 30, 2006, the maximum estimated cost of the termination-related benefits specified by the respective severance agreements would be approximately $11.8 million (net of tax benefits of approximately $6.8 million).

In connection with the pending Intelsat Merger, our board of directors approved the adoption of a 2005 Severance Pay Plan on terms similar to our existing 2003 Severance Pay Plan and authorized a retention pool of up to $10 million for employees. As of March 31, 2006, retention bonuses totaling approximately $9.6 million have been designated for employees. The 2005 Severance Pay Plan allows for the payment of enhanced severance to employees laid off or who resign for good reason (as defined in such plan) due to, and within 18 months following, a change in control (as defined in such plan). Based upon information currently available to the Company regarding plans for the integration of the Company with Intelsat in the pending merger, we are currently unable to estimate the amount of future severance to be paid pursuant to the 2005 Severance Pay Plan which would result from a change in control upon the closing of the Intelsat Merger.

As more fully described in Note 9 “Stock Based Compensation”, PanAmSat and Holdco granted stock options to certain employees subsequent to the Recapitalization. The options granted by PanAmSat were assumed by us in October 2004. In addition, certain employees also acquired common stock of Holdco. The vesting of the stock options accelerates in the event of certain changes in control of Holdco. Pursuant to contractual obligations, we could be obligated to make payments for vested options and to repurchase shares held by certain employees in the event of the death or qualifying disability of any such employee. In all other circumstances, we have the right, but not the obligation, to call the common stock held by employees and, therefore, no contingent obligation would exist for us.

Upon the consummation of our pending Intelsat Merger, based upon the $25 per share Intelsat Merger consideration, assuming the acceleration of all outstanding options and other equity based arrangements and their conversion into a right to receive cash, each as required by the Intelsat Merger Agreement, and assuming that the holders of such equity based arrangements receive the amounts described in the Intelsat Merger Agreement, we will be required to recognize an expense of between $100 million and $110 million.

We estimate that the maximum tax costs related to these obligations, including reimbursement of employee excise taxes and lost income tax deductions, would be approximately $40 million.

PANAMSAT HOLDING CORPORATION

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Consummation of the Intelsat Merger remains subject to various conditions, including satisfaction of the HSR waiting period, receipt of Federal Communications Commission approvals, receipt of financing and other conditions. If the conditions to the Intelsat Merger are satisfied or waived (to the extent permitted by applicable law), we expect to consummate the Intelsat Merger in the second or third quarter of 2006. There can be no assurance that the receipt of all required regulatory approvals and satisfaction of the required conditions will be obtained on a timely basis, or at all. As a result, no liability has been recorded regarding the change-in-control provisions of the Intelsat Merger Agreement indicated above.

Foreign Withholding Taxes

(See Note 17 “Subsequent Events”)

We have outstanding tax claims related to withholding taxes assessed on revenues derived from broadcasters inside and outside of India who broadcast from or into India. The total amount assessed for all periods from March 31, 1996 through March 31, 2004 is approximately $64.0 million. We are contesting the imposition of such taxes. While this contest proceeds, we have been required to advance cash and provide letters of credit totaling approximately $49.2 million. As of March 31, 2006, we had paid cash of approximately $1.2 million related to these assessment years. If unsuccessful in our contest, we could be subject to comparable claims for subsequent years. In connection with the Recapitalization, The DIRECTV Group, which controlled us prior to the Recapitalization, agreed to indemnify us for these and certain other taxes related to any periods or portions of such periods ending on or prior to the day of the closing of the Recapitalization in amounts equal to 80% of the first $75.0 million of such taxes and 100% of such taxes in excess of the first $75.0 million. As a result, our net tax liability related to these periods is capped at $15.0 million.

In relation to the tax separation agreement we entered into with The DIRECTV Group as part of the Recapitalization, we have recorded a $40.9 million receivable at March 31, 2006 related to foreign withholding tax claims made against us by the Indian government, the related payments made to date by us on those claims, and for certain other foreign and domestic tax claims against us and tax payments made by us.

Other

Boeing Satellite Systems, Inc., formerly Hughes Space and Communications Company, has security interests in certain transponders on our PAS-2, PAS-3, PAS-4 and PAS-5 satellites to secure incentive payments owed by us pursuant to satellite construction contracts.

We currently have outstanding letters of credit totaling $49.1 million which primarily relates to the India tax issue noted above. (See Note 17 “Subsequent Events”)

We are involved in litigation in the normal course of our operations. Management does not believe the outcome of such matters will have a material effect on the consolidated financial statements.

PANAMSAT HOLDING CORPORATION

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

13. Certain Relationships and Related Transactions

Transactions with The Sponsors and Their Affiliates

The Sponsors provided management and advisory services to us pursuant to management services agreements executed at the closing of the Recapitalization. The Sponsors charged us an aggregate management fee of $2.0 million annually for the provision of these services, subject to an annual increase of three percent. In connection with, and effective upon completion of, our initial public offering on March 22, 2005, each of the Sponsors terminated their respective management services agreements for an aggregate consideration of $10.0 million. For the period from January 1, 2005 through March 22, 2005, we recorded approximately $10.4 million of expense for these management fees (including the termination payment). The annual advisory fee did not include, and the Sponsors may receive, additional compensation for providing investment banking or other advisory services provided in connection with any specific acquisition or divestiture transactions or in the event the Sponsors perform services above and beyond those previously called for by the agreements. During the three months ended March 31, 2005 and 2006, we reimbursed the Sponsors for approximately $23 thousand and $8 thousand, respectively, for expenses incurred.

Certain members of our board of directors whose services are compensated are principals of or are affiliated with the Sponsors.

We provide satellite capacity, TT&C and other related services to affiliates of the Sponsors. Revenues for these services were $1.3 million and $0.7 million for the three months ended March 31, 2005 and 2006, respectively. As of March 31, 2005 and 2006, we had customer receivables related to these affiliates of approximately $205 thousand and $94 thousand, respectively.

Included in our total contracted backlog of $4.60 billion as of March 31, 2006 is approximately $14.2 million of contracted backlog from these affiliates of the Sponsors. Contracted backlog represents future cash payments expected from customers under all long-term contractual agreements.

During the three months ended March 31, 2005, we procured $0.8 million of insurance and insurance-related services from an affiliate of one of the Sponsors. This company is no longer an affiliate of the Sponsor in 2006.

The following table provides summary information relative to our accounts receivable from and accounts payable to the Sponsors and their affiliates as of March 31, 2005 and 2006 (in thousands):

	March 31,
	2005	2006
Due from affiliates	$205	$94

Due to affiliates	$—	$—

Other Related Party Transactions

PanAmSat has a 50% ownership interest in the Horizons-1 joint venture, which it accounts for under the equity method of accounting. PanAmSat leases Ku-band satellite capacity on the

PANAMSAT HOLDING CORPORATION

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Horizons I satellite, which is owned by this joint venture. During the three months ended March 31, 2005 and 2006, PanAmSat recorded expenses of approximately $0.9 million and $1.0 million, respectively, in relation to the lease of such Ku-band satellite capacity.

Other Relationships

We utilize the consulting and lobbying services of R. Thompson & Co., which is owned by Robert J. Thompson, Chairman of Jefferson Consulting Group. Mr. Wright, our Chief Executive Officer, owns a minority interest in Jefferson Consulting Group. Mr. Wright does not have any ownership or financial interest directly or indirectly in R. Thompson & Co. During the three months ended March 31, 2005 and 2006, we paid approximately $65 thousand and $30 thousand, respectively, in expenses for services provided by R. Thompson & Co.

During 2004, we retained Capstone Consulting to provide us with consulting services, primarily to identify and advise on potential opportunities to reduce our costs and identify other potential opportunities to grow our business. Although neither KKR nor any entity affiliated with KKR owns any of the equity of Capstone, KKR has provided financing to Capstone. We recorded approximately $0.2 million and $0.0 million of expenses during the three months ended March 31, 2005 and 2006 related to Capstone Consulting, all of which was paid through March 31, 2005.

14. Operating Segments

(See Note 17 “Subsequent Events”)

Statement of Financial Accounting Standards No. 131, “Disclosures About Segments of an Enterprise and Related Information” (“SFAS 131”) establishes standards for reporting information about operating segments in annual financial statements of public business enterprises and requires that those enterprises report selected information about operating segments in interim financial reports issued to shareholders. Operating segments are components of an enterprise about which separate financial information is available and regularly evaluated by the chief operating decision maker(s) of an enterprise. We have organized our company into two operating segments based upon the types of customers served, services provided and the economic characteristics of each segment. Our operating segments are:

Fixed Satellite Services (“FSS”): Through FSS, we lease transponder capacity to customers for various applications, including broadcasting, news gathering, Internet access and transmission, private voice and data networks, business television, distance learning and Direct-to-Home, or DTH, television and provide TT&C and network services to customers.

Government Services (“G2”): Through G2, we provide global satellite and related telecommunications services to the federal government, international government entities, and their contractors.

The DIRECTV Group and The News Corporation, which are customers of our FSS segment, comprised approximately 15.6% and 12.6%, respectively, of our total revenues for the three months ended March 31, 2005 and 15.8% and 12.2%, respectively, of our total revenues for the three months ended March 31, 2006.

PANAMSAT HOLDING CORPORATION

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

We evaluate the performance of our operating segments based on several factors, of which the primary financial measure is segment net income (loss) plus net interest expense, income tax expense (benefit) and depreciation and amortization, further adjusted to exclude non-recurring items and other non-cash adjustments largely outside of the segment operating managers’ control (“Segment EBITDA”). Segment EBITDA is presented herein because our chief operating decision maker evaluates and measures each business unit’s performance based on its Segment EBITDA results.

Selected information for our operating segments is as follows (in thousands):

	Three Months Ended March 31,
	2005	2006
Revenues:
FSS	$193,869	$200,083
G2	20,459	19,845
Eliminations	(5,520)	(6,699)

Total Revenues	$208,808	$213,229

Depreciation and Amortization Expense:
FSS	$69,454	$69,342
G2	311	416

Total Depreciation and Amortization Expense	$69,765	$69,758

Income from Operations:
FSS	$69,513	$102,297
G2	2,981	3,262
Parent	(399)	(7,173)

Total Income from Operations	$72,095	$98,386

Segment EBITDA:
FSS	$160,049	$166,158

G2	$3,422	$3,668

Capital Expenditures:
FSS	$14,286	$48,707
G2	764	764

Total Capital Expenditures	$15,050	$49,471

	December 31, 2005	March 31, 2006
Assets:
FSS	$4,808,402	$4,850,820
G2	44,933	43,019
Parent	1,383,726	1,378,217
Eliminations	(1,402,513)	(1,401,984)

Total Assets	$4,834,548	$4,870,072

PANAMSAT HOLDING CORPORATION

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table sets forth a reconciliation of income from operations to Segment EBITDA for our FSS operating segment and our G2 operating segment for the periods indicated.

	Three Months Ended March 31,
	2005	2006
FSS Operating Segment:
Reconciliation of income from operations to Segment EBITDA:
Income from operations	$69,513	$102,297
Depreciation and amortization	69,454	69,342

EBITDA	138,967	171,639
Adjustment of sales-type leases to operating leases (a)	6,533	5,501
Loss on termination of sales-type lease (b)	2,307	—
Restructuring charges (c)	3,219	(14)
Reserves for long-term receivables (d)	(2,853)	—
Transaction-related costs (e)	10,533	1,880
Gain on undesignated interest rate swap (f)	—	(13,240)
Other items (g)	1,343	392

Segment EBITDA	$160,049	$166,158

	Three Months Ended March 31,
	2005	2006
G2 Operating Segment:
Reconciliation of income from operations to Segment EBITDA:
Income from operations	$2,981	$3,262
Depreciation and amortization	311	416

EBITDA	3,292	3,678
Restructuring charges (c)	130	(10)

Segment EBITDA	$3,422	$3,668

(a)	For all periods presented, adjustment of sales-type leases to operating leases represents the principal portion of the periodic sales-type lease payments that are recorded against the principal balance outstanding. These amounts would have been recorded as operating lease revenues if these agreements had been accounted for as operating leases instead of sales-type leases. These adjustments have the effect of including the principal portion of our sales-type lease payments in the period during which cash is collected.
(b)	For the three months ended March 31, 2005, loss on termination of sales-type lease represents the non-cash loss of $2.3 million incurred upon the conversion of one of our customer’s sales-type lease agreements to an operating lease agreement.
(c)	Restructuring charges represent severance costs, leasehold termination costs and/or other facility closure costs. (See Note 10 “Facilities Restructuring and Severance Costs”).
(d)	For the three months ended March 31, 2005, amount represents the reversal of approximately $2.9 million of in-orbit insurance liabilities related to sales-type leases on our Galaxy 10R satellite that are no longer insured. In January 2005, the insurance policy covering our Galaxy 10R satellite expired, was not replaced and as a result, this satellite and its related assets are no longer insured.
(e)	For the three months ended March 31, 2005, amount represents (i) $10.0 million paid to the Sponsors on March 22, 2005 in relation to the termination of their respective management services agreement with us and (ii) third party costs incurred in relation to the amendment of our senior secured credit facility which was effective in March 2005. For the three months ended March 31, 2006, amount represents costs associated with the Intelsat Merger.

PANAMSAT HOLDING CORPORATION

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(f)	For the three months ended March 31, 2006, amount represents the change in the fair value of the interest rate swap and swap interest earned. During the first quarter of 2006, the interest rate swap was undesignated and therefore did not qualify for hedge accounting treatment under Generally Accepted Accounting Principles.
(g)	For the three months ended March 31, 2005, other items consist of (i) $0.5 million of expenses for management advisory services from the Sponsors for the period from January 1, 2005 through March 22, 2005, (ii) $0.3 million loss on disposal of fixed assets and (iii) $0.5 million of non-cash stock compensation expense. For the three months ended March 31, 2006, other items consist of (i) $0.4 million of non-cash amortization of acquisition-related costs, (ii) $0.1 million of non-cash stock compensation expense and (iii) $0.1 million loss on disposal of fixed assets, partially offset by $0.1 million of non-cash amortization related to a customer guarantee.

15. Earnings Per Share

The following table sets forth the computation of net income per share for the three months ended March 31, 2005 and 2006:

	Three Months Ended March 31,
	2005	2006
Net income	$1,101	$27,784

Basic weighted average shares of common stock outstanding	78,136,000	122,598,093
Dilutive effect of stock options, restricted stock units and other deferred stock based compensation	2,673,000	2,779,741

Diluted weighted average shares of common stock outstanding	80,809,000	125,377,834

Net income per basic common share	$0.01	$0.23

Net income per diluted common share	$0.01	$0.22

16. New Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board issued SFAS 123R, which requires that compensation costs relating to share-based payment transactions be recognized in the financial statements and includes implementation guidance on measuring the fair value of share-based payments. SFAS 123R replaces SFAS 123, and supersedes SFAS 148 and APB 25.

On March 29, 2005, the SEC released Staff Accounting Bulletin No. 107 (“SAB 107”). SAB 107 provides an interpretation of SFAS 123R and its interaction with certain SEC rules and regulations and provides the SEC’s views regarding the valuation of share-based payment arrangements for public companies. SAB 107 provides guidance with regard to share-based payment transactions with non-employees, the transition from nonpublic to public entity status, valuation methods (including assumptions such as expected volatility and expected term), the accounting for certain redeemable financial instruments issued under share-based payment arrangements, the classification of compensation expense, non-GAAP financial measures, first- time adoption of SFAS 123R, the modification of employee share options prior to adoption of SFAS 123R and disclosures in Management’s Discussion and Analysis subsequent to the adoption of SFAS 123R. We have already adopted the fair value recognition provision of SFAS 123, effective January 1, 2003, on a prospective basis. The adoption of SFAS 123R and SAB 107 as required on January 1, 2006 did not have a material impact on our consolidated financial statements. See Note 9. “Stock Based Compensation”.

PANAMSAT HOLDING CORPORATION

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In May 2005, FASB issued SFAS No. 154 “Accounting Changes and Error Corrections” (“SFAS 154”). SFAS 154 replaces APB Opinion No. 20 “Accounting Changes” (“APB 20”) and FASB Statement No. 3 “Reporting Accounting Changes in Interim Financial Statements”. This Statement provides guidance on the accounting for and reporting of accounting changes and error corrections. It requires retrospective application as the required method for reporting a change in accounting principle in the absence of explicit transition requirements specific to the newly adopted accounting principle. SFAS 154 carries forward without change the guidance contained in APB 20 for reporting the correction of an error in previously issued financial statements and a change in accounting estimate. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The adoption of SFAS 154 during the first quarter of 2006 did not have a material impact on our consolidated financial statements.

In February 2006, FASB issued SFAS No. 155 “Accounting for Certain Hybrid Financial Instruments” (“SFAS 155”). SFAS 155 amends FASB Statements No. 133 and 140. This statement simplifies the accounting for certain hybrid financial instruments by permitting fair value re-measurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, provided that the whole instrument is accounted for on a fair value basis. This statement also permits a qualifying special-purpose entity to hold a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS 155 applies to all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The adoption of SFAS 155 is not expected to have a material impact on our consolidated financial statements.

17. Subsequent Events

Intelsat Merger Transaction

On May 25, 2006, we were informed that the United States Department of Justice (“DOJ”) closed its antitrust investigation of the pending Intelsat Merger. Acting under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, the DOJ is not seeking to condition, and is not otherwise commenting on, the proposed merger. On June 19, 2006, the U.S. Federal Communications Commission approved the Merger Transaction.

On July 3, 2006, Intelsat Bermuda completed the previously announced acquisition of Holdco, pursuant to a Merger Agreement, dated as of August 28, 2005, by and among Intelsat Bermuda, Proton Acquisition Corporation and Holdco (the “Merger Agreement”). Pursuant to the Merger Agreement, Proton Acquisition Corporation merged with and into Holdco, with Holdco surviving the merger, and each share of common stock of PanAmSat HoldCo was converted into the right to receive $25.00, plus approximately $0.00927 in respect of a pro rata third quarter 2006 dividend, in cash without interest.

As a result of the completion of the Acquisition, Holdco became 100% owned by Intelsat Bermuda. Following the completion of the Acquisition, the name of HoldCo was changed to Intelsat Holding Corporation and the name of PanAmSat was changed to Intelsat Corporation.

Certain severance, retention and equity related costs which were subject to the completion of the Intelsat Merger were recorded in connection with the merger and all equity-related

PANAMSAT HOLDING CORPORATION

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

compensation costs previously recorded within stockholders’ equity were reclassified to current obligations pursuant to the provisions of SFAS 123(R). We estimate that total costs related to these change-in control obligations, including approximately $16.0 million related to our 2005 Severance Pay Plan, will be between $170.0 million and $185.0 million, including maximum estimated tax costs of approximately $35.0 million. (See Note 15 “Retirement and Incentive Plans” and Note 17 “Commitments and Contingencies—Change-In-Control Obligations”).

In relation to the Intelsat Merger, certain of our senior executives were offered, and have recently accepted, employment with post-merger Intelsat. As a result, these executives were not eligible to receive any payments related to their respective change-in-control agreements. The pre-tax cost of the termination-related benefits specified by the remaining executive severance agreements was $8.5 million, of which $8.1 million was paid in connection with the closing of the Intelsat Merger in July 2006.

Intelsat requested that we terminate both the PanAmSat Deferred Compensation Plan and the PanAmSat Supplemental Savings Plan immediately before the close of the Intelsat Merger. Termination of the plans was approved by both the Compensation Committee of PanAmSat’s Board of Directors as well as PanAmSat’s Board of Directors and in July 2006, the plans were terminated in connection with the closing of the Intelsat Merger. Payments of account balances to participants of the plans are expected to be made within twelve months of the plans’ termination, with certain balances expected to be paid within 30 days of the plans’ termination. As of March 31, 2006, our liabilities for these two plans totaled approximately $14.6 million. Additionally, the settlement of 0.2 million of deferred stock units held within the PanAmSat Deferred Compensation Plan resulted in an additional liability of approximately $5.1 million, which was paid in connection with the closing of the Intelsat Merger. $1.5 million of this amount was recorded within additional paid in capital in our consolidated balance sheet as of March 31, 2006. The difference of $3.6 million was expensed in connection with the Intelsat Merger.

On July 3, 2006, PanAmSat issued 9% Senior Notes due 2016 with aggregate principal of $575.0 million. The net proceeds from the issuance of these senior notes, the net proceeds of the issuance of notes offered by a subsidiary of Intelsat in connection with the Intelsat Merger, amounts drawn under a new senior unsecured credit facility of a subsidiary of Intelsat and available cash on hand of Intelsat, Holdco and their respective subsidiaries were used to consummate the Intelsat Merger, fund the purchase of all of our tendered 10 3/8% Senior Discount Notes due 2014 (see below) and pay related fees and expenses.

On May 30, 2006, we commenced an offer to purchase (“Tender Offer”) any and all of our outstanding 10 3/8% Senior Discount Notes due 2014 (“10 3/8% Senior Discount Notes”). In connection with the Tender Offer, we also solicited the consent of the holders of the 10 3/8% discount notes to amend the indenture governing the 10 3/8% Senior Discount Notes to, among other things, eliminate substantially all of the restrictive covenants, certain events of default and certain other provision contained in that indenture. The amendment to the indenture governing the 10 3/8% Senior Discount Notes was approved by the requisite holders of the 10 3/8% Senior Discount Notes on June 14, 2006. On July 3, 2006, the Tender Offer was funded. Approximately $414.5 million in aggregate principal amount at maturity of the 10 3/8% Senior Discount Notes was tendered, representing approximately 99.65% of the outstanding principal amount at maturity of the 10 3/8% Senior Discount Notes. Approximately $1.5 million of the 10 3/8% Senior Discount Notes were not tendered to us in the Tender Offer and remain outstanding.

PANAMSAT HOLDING CORPORATION

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Also in connection with the Intelsat Merger, our Board of Directors authorized in principle the issuance of $975.0 million of inter-company notes to Intelsat (Bermuda) Ltd. to fund a portion of the consideration to be paid to stockholders of PanAmSat Holding Corporation and an additional note in the amount of approximately $306.4 million to fund the Tender Offer of our 10 3/8% Senior Discount Notes at the closing of the Intelsat Merger. On July 3, 2006, in connection with the closing of the Intelsat Merger, these notes were issued.

The $975.0 million of inter-company notes consist of a Senior Promissory Note in the amount of $725.0 million and Senior Discount Notes in the amount of $250.0 million. The Senior Promissory Note bears interest at an annual rate of 11.25% per annum, compounded semi-annually, due on June 15, 2016 with interest payable semi-annually in arrears on June 15th and December 15th, commencing on December 15, 2006. The Senior Discount Notes are due June 15, 2016 and accrete at the rate of 10.875% per annum, compounded semi-annually to, but not including, July 3, 2009. From and after July 3, 2009, PanAmSat may elect a “cash pay” option where cash interest on the Senior Discount Notes will accrue at the rate of 10.875% per annum, and will be payable semi-annually in arrears on June 15th and December 15th of each year following the cash pay election date. If the cash pay option is not elected, the Senior Discount Notes will accrete to approximately $718.0 million at maturity on June 15, 2016.

The Senior Promissory Note in the amount of approximately $306.4 million bears interest at the rate of 11.25% per annum, compounded semi-annually, due on June 15, 2016 with interest payable semi-annually in arrears on June 15th and December 15th, commencing on December 15, 2006.

In connection with the Acquisition, Intelsat Corporation entered into the July 2006 Amended and Restated Credit Agreement, effective July 3, 2006, with lenders under the Company’s previously existing March 2005 Amended and Restated Credit Agreement.

The July 2006 Amended and Restated Credit Agreement renews and extends the credit facilities provided under the March 2005 Amended and Restated Credit Agreement and provides credit facilities in an aggregate principal amount of $1,991,010,000, consisting of a $355,910,000 Tranche A-3 Term Loan with a six year maturity, a $1,635,100,000 Tranche B-2 Term Loan with a seven and one-half year maturity, and a $250 million Revolving Credit facility with a six-year maturity. Up to $150 million of the revolving credit facility is available for issuance of letters of credit. Additionally, up to $35 million of the revolving credit facility is available for swingline loans. Both the face amount of any outstanding letters of credit and any swingline loans reduce availability under the revolving credit facility on a dollar for dollar basis. The revolving credit facility is available on a revolving basis during the period beginning on the Amendment Effective Date and the initial funding of the credit facilities and terminating six years later.

Interest rates under the July 2006 Amended and Restated Credit Agreement range from LIBOR plus 2.125 % to LIBOR plus 2.875% or ABR plus 1.125% to ABR plus 1.875%, depending on certain financial measures.

Obligations under the July 2006 Amended and Restated Credit Agreement continue to be guaranteed by certain subsidiaries and secured by a perfected first priority security interest to the extent legally permissible in substantially all of the borrower’s and the guarantors’ tangible and intangible assets, with certain agreed exceptions, as was the case with the March 2005 Amended and Restated Credit Agreement.

PANAMSAT HOLDING CORPORATION

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Concurrently with the completion of the Intelsat Merger, substantially all of the employees of Intelsat Global Service Corporation, an indirect subsidiary of Intelsat, Ltd., were transferred to us pursuant to an employee transfer agreement. Substantially all of the Intelsat entities including Intelsat Holding Corporation and Intelsat Corporation have entered into a master inter-company services agreement pursuant to which certain Intelsat entities will provide services to each other. In each case, services will be provided on terms that are not materially less favorable to each party that are available on an arms’ length basis and on terms that the board of directors of each of Intelsat Bermuda and Holdco determine to be fair.

G2 Satellite Solutions Dividend and Subsequent Sale

On June 30, 2006, G2 Satellite Solutions Corporation recorded a dividend to its parent, PanAmSat Corporation, in the amount of approximately $19.6 million to settle an inter-company balance. This transaction resulted in a decrease in the total assets and shareholder’s equity of our G2 segment of approximately $19.6 million and a decrease in the total liabilities and an increase in stockholder’s equity of our FSS segment of the same amount. This was an inter-company transaction and therefore had no effect on the consolidated financial statements of either PanAmSat or Holdco.

Concurrently with the completion of the Intelsat Merger on July 3, 2006, our subsidiary, G2 Satellite Solutions Corporation, which comprised our government services segment, was sold to and merged into a subsidiary of Intelsat Ltd. for cash consideration in the amount of approximately $73 million. We refer to this transaction as the “Government Business Merger”.

Dividends

On June 9, 2006, our board of directors declared a quarterly dividend for the period from April 1, 2006 to June 30, 2006 in the amount of $0.42625 per share, or an aggregate of approximately $52.3 million to stockholders of record as of June 23, 2006 which was paid on June 30, 2006.

Satellite Insurance

We have paid approximately $29.0 million for launch insurance for our Galaxy 16 satellite, which was successfully launched on June 18, 2006. Approximately $27.5 million of this amount was paid in May 2006. Satellite launch and in-orbit insurance contracts related to future satellites to be launched are cancelable up to 30 days prior to the satellite’s launch.

In May 2006, the insurance policies on our PAS-10 and Galaxy 3C satellites expired, were not renewed and, as a result, these satellites were uninsured. As of March 31, 2006, these satellites had a total net book value and other insurable costs of approximately $329.0 million.

Letters of Credit

During the second quarter of 2006, the company issued $5.5 million of additional letters of credit in relation to our India withholding tax issues. We currently have outstanding letters of credit totaling $54.6 million which primarily relate to the India withholding tax issue.

PANAMSAT HOLDING CORPORATION

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Galaxy 16 Launch

On June 18, 2006, we successfully launched our Galaxy 16 satellite into orbit. This satellite will replace our Galaxy 4R satellite at 99 degrees WL and is expected to be operational in the third quarter of 2006. Upon replacement, we expect to place our Galaxy 4R satellite into non-primary operating service in an inclined orbit at 76.85 degrees WL.

Investment in Equity Securities—Cost Method

In June 2006, we recorded an impairment loss of approximately $3.3 million in relation to an investment that we account for under the cost method. The company has determined that the decline in the fair value of this investment is other than temporary and, as a result, the cost basis of this investment was written down to its fair value of approximately $0.4 million.

Intelsat Intermediate Holding Company, Ltd.

Offer to Exchange

9 1/4% Senior Discount Notes due 2015

PROSPECTUS

, 2006

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers

Intelsat Intermediate Holding Company, Ltd., Intelsat, Ltd. and Intelsat (Bermuda), Ltd.

Intelsat Intermediate Holding Company, Ltd. (“Intelsat Intermediate Holdco”), the issuer of the 9 1/4% Senior Discount Notes due 2015 (the “Notes”), Intelsat, Ltd., the indirect parent of Intelsat Intermediate Holdco and a co-obligor of the Notes, and Intelsat (Bermuda), Ltd. (“Intelsat Bermuda”), the guarantor of the Notes, are incorporated under the laws of Bermuda. The Companies Act 1981 of Bermuda provides that a Bermuda company may indemnify its directors and officers in respect of any loss arising or liability attaching to them as a result of any negligence, default, breach of duty or breach of trust of which they may be guilty. However, the Companies Act also provides that any provision, whether contained in the company’s bye-laws or in a contract or arrangement between the company and a director or officer, indemnifying the director or officer against any liability that would attach to him in respect of his fraud or dishonesty will be void.

Intelsat Intermediate Holdco, Intelsat, Ltd. and Intelsat Bermuda have provided in their bye-laws that their directors and officers and their heirs, executors and administrators will be indemnified and held harmless to the fullest extent permitted by law out of the assets of such registrants for all actions, costs, charges, losses, damages and expenses they will or may incur or sustain by reason of any act done, concurred in or omitted to be done in the execution of their duties, other than in the case of their fraud or dishonesty.

The directors and officers of Intelsat Intermediate Holdco, Intelsat, Ltd. and Intelsat Bermuda are covered by directors’ and officers’ insurance policies maintained by such registrants.

Item 21. Exhibits and Financial Statement Schedules

(a) Exhibits

Exhibit No.	Document Description

2.1	Transaction Agreement and Plan of Amalgamation, dated as of August 16, 2004, by and among Intelsat, Ltd., Intelsat (Bermuda), Ltd., Intelsat Holdings, Ltd. (formerly Zeus Holdings Limited), Zeus Merger One Limited and Zeus Merger Two Limited (incorporated by reference to Exhibit 99.1 of Intelsat, Ltd.’s Report on Form 8-K, File No. 000-50262, filed on February 4, 2005).

2.2	Merger Agreement, dated as of August 28, 2005, by and among Intelsat (Bermuda), Ltd., Proton Acquisition Corporation and PanAmSat Holding Corporation (incorporated by reference to Exhibit 2.1 of Intelsat, Ltd.’s Report on Form 8-K, File No. 000-50262, filed on August 30, 2005).

2.3	Asset Purchase Agreement, dated as of July 15, 2003, among Intelsat, Ltd., Intelsat (Bermuda), Ltd., Loral Space & Communications Corporation, Loral SpaceCom Corporation and Loral Satellite, Inc., as amended (incorporated by reference to Exhibit 1 of Intelsat, Ltd.’s Quarterly Report on Form 6-K for the period ended June 30, 2003, File No. 000-50262, filed on August 14, 2003 and Exhibits 1, 2 and 3 of Intelsat, Ltd.’s Quarterly Report on Form 6-K for the period ended September 30, 2003, File No. 000-50262, filed on October 29, 2003).

Exhibit No.	Document Description

2.4	Amendment No. 4, dated as of March 5, 2004, to Asset Purchase Agreement among Intelsat, Ltd., Intelsat (Bermuda), Ltd., and Loral Space & Communications Corporation, Loral SpaceCom Corporation and Loral Satellite, Inc. (incorporated by reference to Exhibit 4.35 of Intelsat, Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2003, File No. 000-50262, filed on March 15, 2004). (1)

3.1	Certificate of Incorporation of Intelsat (Bermuda), Ltd., as amended (incorporated by reference to Exhibit 3.7 of Intelsat Subsidiary Holding Company, Ltd.’s Registration Statement on Form S-4, File No. 333-12946507, filed on November 4, 2005).

3.2	Memorandum of Association of Intelsat (Bermuda), Ltd. (incorporated by reference to Exhibit 3.8 of Intelsat Subsidiary Holding Company, Ltd.’s Registration Statement on Form S-4, File No. 333-12946507, filed on November 4, 2005).

3.3	Bye-laws of Intelsat (Bermuda), Ltd. (incorporated by reference to Exhibit 3.9 of Intelsat Subsidiary Holding Company, Ltd.’s Registration Statement on Form S-4, File No. 333-12946507, filed on November 4, 2005).

3.4	Certificate of Incorporation of Intelsat, Ltd. (incorporated by reference to Exhibit 3.1 of Intelsat, Ltd.’s Registration Statement on Form F-4, File No. 333-99189, filed on September 5, 2002).

3.5	Memorandum of Association of Intelsat, Ltd. (incorporated by reference to Exhibit 1.2 of Intelsat, Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2004, File No. 000-50262, filed on March 15, 2005).

3.6	Amended and Restated Bye-laws of Intelsat, Ltd. (incorporated by reference to Exhibit 3.1 of Intelsat, Ltd.’s Report on Form 8-K, File No. 000-50262, filed on March 7, 2005).

3.7	Certificate of Incorporation of Intelsat Intermediate Holding Company, Ltd.*

3.8	Memorandum of Association of Intelsat Intermediate Holding Company, Ltd.*

3.9	Bye-laws of Intelsat Intermediate Holding Company, Ltd.*

4.1	Indenture, dated as of February 11, 2005, by and among Zeus Special Subsidiary Limited, Intelsat, Ltd. and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 2.11 of Intelsat, Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2004, File No. 000-50262, filed on March 15, 2005).

4.2	Form of Original 9 1/4% Senior Discount Notes due 2015 (included in Exhibit 4.1).

4.3	Form of 9 1/4% Senior Discount Notes due 2015 (included in Exhibit 4.1)

4.4	Supplemental Indenture, dated as of March 3, 2005, by and among Intelsat (Bermuda), Ltd., Intelsat, Ltd. and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 2.12 of Intelsat, Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2004, File No. 000-50262, filed on March 15, 2005).

4.5	Second Suppplemental Indenture, dated as of July 3, 2006, by and among Intelsat (Bermuda), Ltd., Intelsat Intermediate Holding Company, Ltd., Intelsat Ltd. and Wells Fargo Bank, National Association.*

4.6	Third Suppplemental Indenture, dated as of July 3, 2006, by and among Intelsat (Bermuda), Ltd., Intelsat Intermediate Holding Company, Ltd., and Wells Fargo Bank, National Association.*

Exhibit No.	Document Description

4.7	Registration Rights Agreement, dated as of February 11, 2005, among Zeus Special Subsidiary Limited, Intelsat, Ltd. and Deutsche Bank Securities Inc. (incorporated by reference to Exhibit 2.13 of Intelsat, Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2004, File No. 000-50262, filed on March 15, 2005).

4.8	Form of Exchange Agent Agreement by and among Intelsat Intermediate Holding Company, Ltd., Intelsat, Ltd. and Wells Fargo Bank, National Association.*

4.9	Indenture, dated as of January 28, 2005, by and among Zeus Merger Two Limited, as Issuer, Zeus Merger One Limited, as Parent Guarantor, and Wells Fargo, as Trustee (incorporated by reference to Exhibit 4.1 of Intelsat Ltd.’s Report on Form 8-K, File No. 000-50262, filed on February 4, 2005).

4.10	Form of Original Floating Rate Senior Notes due 2012 (included in Exhibit 4.9).

4.11	Form of Original 8 1/4% Senior Notes due 2013 (included in Exhibit 4.9).

4.12	Form of Original 8 5/8% Senior Notes due 2015 (included in Exhibit 4.9).

4.13	Form of Floating Rate Senior Notes due 2012 (included in Exhibit 4.9).

4.14	Form of 8 1/4% Senior Notes due 2013 (included in Exhibit 4.9).

4.15	Form of 8 5/8% Senior Notes due 2015 (included in Exhibit 4.9).

4.16	Supplemental Indenture, dated as of January 28, 2005, by and among Intelsat Holdings LLC, Intelsat LLC, Intelsat Global Sales & Marketing Ltd., Intelsat USA Sales Corp., Intelsat USA License Corp., Intelsat Global Service Corporation and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 2.6 of Intelsat, Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2004, File No. 000-50262, filed on March 15, 2005).

4.17	Second Supplemental Indenture, dated as of March 3, 2005, by and among Intelsat Subsidiary Holding Company, Ltd., Intelsat (Bermuda), Ltd., Intelsat, Ltd., Intelsat Holdings LLC, Intelsat LLC, Intelsat Global Sales & Marketing Ltd., Intelsat USA Sales Corp., Intelsat USA License Corp., Intelsat Global Service Corporation and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 2.7 of Intelsat, Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2004, File No. 000-50262 filed on March 15, 2005).

4.18	Third Supplemental Indenture, dated as of March 3, 2005, by and among Intelsat (Bermuda), Ltd., Intelsat Subsidiary Holding Company, Ltd. and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 2.8 of Intelsat, Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2004, File No. 000-50262, filed on March 15, 2005).

4.19	Fourth Supplemental Indenture, dated as of December 28, 2005, by and among Intelsat UK Financial Services Ltd., Intelsat Subsidiary Holding Company, Ltd. and Wells Fargo, National Association (incorporated by reference to Exhibit 4.21 of Intelsat Subsidiary Holding Company, Ltd.’s Amendment No. 1 to its Registration Statement on Form S-4, File No. 333-12946507, filed on February 10, 2006).

4.20	Fifth Supplemental Indenture, dated as of July 3, 2006, by and among Intelsat (Bermuda), Ltd., Intelsat Intermediate Holding Company, Ltd., Intelsat Subsidiary Holding Company, Ltd. and Wells Fargo Bank, National Association.*

4.21	Registration Rights Agreement, dated as of January 28, 2005, by and among Zeus Merger One Limited, Zeus Merger Two Limited and the other parties named therein (incorporated by reference to Exhibit 4.2 of Intelsat’s Report on Form 8-K, File No. 000-50262, filed on February 4, 2005).

Exhibit No.	Document Description

4.22	Form of Exchange Agent Agreement by and between Intelsat Subsidiary Holding Company, Ltd. and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 4.12 of Intelsat Subsidiary Holding Company, Ltd.’s Registration Statement on Form S-4, File No. 333-12946507, filed on November 4, 2005).

4.23	Indenture, dated as of April 1, 2002, between Intelsat, Ltd. and The Bank of New York, as Trustee (incorporated by reference to Exhibit 4.1 of the Registration Statement on Form F-4, File No. 333-99189, filed on September 5, 2002).

4.24	Officers’ Certificate dated April 15, 2002 relating to Intelsat, Ltd.’s 7 5/8% Senior Notes due 2012 (incorporated by reference to Exhibit 4.2 of the Registration Statement on Form F-4, File No. 333-99189, filed on September 5, 2002).

4.25	Form of 7 5/8% Senior Notes due 2012 (incorporated by reference to Exhibit 4.4 of the Registration Statement on Form F-4, File No. 333-99189, filed on September 5, 2002).

4.26	Officers’ Certificate dated November 7, 2003 relating to Intelsat, Ltd.’s 5 1/4% Senior Notes due 2008 and its 6 1/2% Senior Notes due 2013, including the forms of Notes (incorporated by reference to Exhibit 4.2 of the Registration Statement on Form F-4, File No. 333-110671, filed on November 21, 2003).

4.27	Indenture, dated as of July 3, 2006, by and among Intelsat (Bermuda), Ltd., Intelsat, Ltd. and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 4.1 to Intelsat, Ltd.’s Report on Form 8-K, File No. 000-50262, filed on July 10, 2006).

4.28	Form of Original Floating Rate Senior Notes due 2013 (included in Exhibit 4.27).

4.29	Form of Original 11 1/4% Senior Notes due 2016 (included in Exhibit 4.27).

4.30	Form of Floating Rate Senior Notes due 2013 (included in Exhibit 4.27).

4.31	Form of 11 1/4% Senior Notes due 2016 (included in Exhibit 4.27).

4.32	Registration Rights Agreement, dated as of July 3, 2006, among Intelsat (Bermuda), Ltd., Intelsat, Ltd., Deutsche Bank Securities Inc., Lehman Brothers Inc., Credit Suisse Securities (USA) LLC and Citigroup Global Markets Inc. (incorporated by reference to Exhibit 4.3 to Intelsat, Ltd.’s Report on Form 8-K, File No. 000-50262, filed on July 10, 2006).

4.33	Indenture, dated as of July 3, 2006, by and among Intelsat (Bermuda), Ltd., Intelsat, Ltd., the Subsidiary Guarantors named therein and Wells Fargo Bank, National Association (included by reference to Exhibit 4.2 to Intelsat, Ltd.’s Report on Form 8-K, File No. 000-50262, filed on July 10, 2006).

4.34	Form of Original 9 1/4% Senior Notes due 2016 (included in Exhibit 4.33).

4.35	Form of 9 1/4% Senior Notes due 2016 (included in Exhibit 4.33).

4.36	Registration Rights Agreement, dated as of July 3, 2006, among Intelsat (Bermuda), Ltd., Intelsat, Ltd. the Subsidiary Guarantors named therein and Deutsche Bank Securities Inc., Lehman Brothers Inc., Credit Suisse Securities (USA) LLC, and Citigroup Global Markets Inc. (incorporated by reference to Exhibit 4.4 to Intelsat, Ltd.’s Report on Form 8-K, file No. 000-50262, filed on July 10, 2006).

4.37	Indenture, dated as of July 3, 2006, by and among Intelsat Corporation (formerly known as PanAmSat Corporation), the Subsidiary Guarantors named therein and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 4.1 of Intelsat Holding Corporation’s Report on Form 8-K, file No. 001-32456, filed on July 10, 2006).

Exhibit No.	Document Description

4.38	Form of Original 9% Senior Notes due 2016 (included in Exhibit 4.37).

4.39	Form of 9% Senior Notes due 2016 (included in Exhibit 4.37).

4.40	Registration Rights Agreement, dated as of July 3, 2006, by and among Intelsat Corporation (formerly known as PanAmSat Corporation), the Subsidiary Guarantors and Deutsche Bank Securities Inc., Lehman Brothers Inc., Credit Suisse Securities (USA) LLC, Citigroup Global Markets Inc., and Merrill Lynch, Pierce, Fenner & Smith Incorporated (incorporated by reference to Exhibit 4.2 of Intelsat Holding Corporation’s Report on Form 8-K, File No. 001-32456, filed on July 10, 2006).

4.41	Indenture, dated August 20, 2004, among Intelsat Corporation (formerly known as PanAmSat Corporation), the Guarantors named therein and The Bank of New York, as trustee (incorporated by reference to Exhibit 4.1 of Intelsat Corporation’s quarterly report on Form 10-Q for the quarter ended September 30, 2004, File No. 000-22531, filed on November 15, 2004).

5.1	Opinion of Appleby Spurling Hunter as to the validity of the securities being registered.*

5.2	Opinion of Milbank, Tweed, Hadley & McCloy LLP as to the validity of the securities being registered.*

8.1	Opinion of Appleby Spurling Hunter as to certain Bermuda tax matters.*

8.2	Opinion of Milbank, Tweed, Hadley & McCloy LLP as to certain U.S. tax matters.*

9.1	Voting Agreement, dated as of August 28, 2005, by and among Intelsat (Bermuda), Ltd., Proton Acquisition Corporation, PanAmSat Holding Corporation and the stockholders of PanAmSat Holding Corporation named therein (incorporated by reference to Exhibit 99.1 of Intelsat Ltd.’s Report on Form 8-K, File No. 000-50262, filed on August 30, 2005).

10.1	Credit Agreement dated as of July 3, 2006 among Intelsat Subsidiary Holding Company, Ltd., Intelsat Intermediate Holding Company, Ltd. and the other parties named therein (incorporated by reference to Exhibit 10.1 of Intelsat, Ltd.’s Report on Form 8-K, File No. 000-50262, filed on July 10, 2006).

10.2	Commitment Letter, dated as of August 28, 2005, by and among Intelsat (Bermuda), Ltd., Deutsche Bank AG Cayman Islands Branch, Deutsche Bank Securities Inc., Citigroup Global Markets Inc., Credit Suisse First Boston, Cayman Islands Branch, Lehman Commercial Paper Inc., and Lehman Brothers Inc. (incorporated by reference to Exhibit 10.1 of Intelsat, Ltd.’s Report on Form 8-K, File No. 000-50262, filed on August 30, 2005).

10.3	Headquarters Land Lease, dated as of June 8, 1982, between the International Telecommunications Satellite Organization and the U.S. Government, as amended (incorporated by reference to Exhibit 10.16 of the Registration Statement on Form F-4, File No. 333-99189, filed on September 5, 2002).

10.4	Employment Agreement, dated as of January 28, 2005, by and among Intelsat Holdings, Ltd., Intelsat (Bermuda), Ltd. and Conny Kullman (incorporated by reference to Exhibit 10.2 of Intelsat, Ltd.’s Report on Form 8-K, File No. 000-50262, filed on February 4, 2005).

10.5	Employment Agreement, dated as of January 28, 2005, by and among Intelsat Holdings, Ltd., Intelsat, Ltd. and William Atkins (incorporated by reference to Exhibit 10.3 of Intelsat, Ltd.’s Report on Form 8-K, File No. 000-50262, filed on February 4, 2005).

Exhibit No.	Document Description

10.6	Employment Agreement, dated as of January 28, 2005, by and among Intelsat Holdings, Ltd., Intelsat, Ltd. and Ramu Potarazu (incorporated by reference to Exhibit 10.4 of Intelsat, Ltd.’s report on Form 8-K, File No. 000-50262, filed on February 4, 2005).

10.7	Employment Agreement, dated as of January 28, 2005, by and among Intelsat Holdings, Ltd., Intelsat Global Service Corporation and Kevin Mulloy (incorporated by reference to Exhibit 10.5 of Intelsat, Ltd.’s Report on Form 8-K, File No. 000-50262, filed on February 4, 2005).

10.8	Employment Agreement, dated as of January 28, 2005, by and among Intelsat Holdings, Ltd., Intelsat Global Service Corporation and Tony Trujillo (incorporated by reference to Exhibit 10.6 of Intelsat, Ltd.’s Report on Form 8-K, File No. 000-50262, filed on February 4, 2005).

10.9	Employment Agreement, dated as of January 28, 2005, by and among Intelsat Holdings, Ltd., Intelsat Global Service Corporation and David Meltzer (incorporated by reference to Exhibit 10.7 of Intelsat, Ltd.’s Report on Form 8-K, File No. 000-50262, filed on February 4, 2005).

10.10	Employment Agreement, dated as of January 28, 2005, between Intelsat Holdings, Ltd. and David McGlade (incorporated by reference to Exhibit 3.13 of Intelsat, Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2004, File No. 000-50262, filed on March 15, 2005).

10.11	Letter Agreement, dated as of December 22, 2004, between Zeus Holdings Limited and David McGlade (incorporated by reference to Exhibit 3.14 of Intelsat, Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2004, File No. 000-50262, filed on March 15, 2005).

10.12	Letter Agreement, dated as of February 25, 2005, between Zeus Holdings Limited and David McGlade (incorporated by reference to Exhibit 3.15 of Intelsat, Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2004, File No. 000-50262, filed on March 15, 2005).

10.13	Employment Agreement, dated as of January 31, 2005, between Intelsat Holdings, Ltd., Intelsat, Ltd. and Phillip Spector (incorporated by reference to Exhibit 10.8 of Intelsat, Ltd.’s Report on Form 8-K, File No. 000-50262, filed on February 4, 2005).

10.14	Amendment and Acknowledgement, dated June 21, 2005, to Employment Agreement, dated as of January 28, 2005, by and among Intelsat Holdings, Ltd., Intelsat (Bermuda), Ltd. and Conny Kullman (incorporated by reference to Exhibit 10.1 of Intelsat, Ltd.’s Quarterly Report on Form 10-Q for the period ended June 30, 2005, File No. 000-50262, filed on August 11, 2005).

10.15	Amendment and Acknowledgement, dated June 21, 2005, to Employment Agreement, dated as of January 28, 2005, by and among Intelsat Holdings, Ltd., Intelsat, Ltd. and William Atkins (incorporated by reference to Exhibit 10.2 of Intelsat, Ltd.’s Quarterly Report on Form 10-Q for the period ended June 30, 2005, File No. 000-50262, filed on August 11, 2005).

10.16	Amendment and Acknowledgement, dated June 21, 2005, to Employment Agreement, dated as of January 28, 2005, by and among Intelsat Holdings, Ltd., Intelsat, Ltd. and Ramu Potarazu (incorporated by reference to Exhibit 10.3 of Intelsat, Ltd.’s Quarterly Report on Form 10-Q for the period ended June 30, 2005, File No. 000-50262, filed on August 11, 2005).

Exhibit No.	Document Description

10.17	Amendment and Acknowledgement, dated June 21, 2005, to Employment Agreement, dated as of January 28, 2005, by and among Intelsat Holdings, Ltd., Intelsat Global Service Corporation and Kevin Mulloy (incorporated by reference to Exhibit 10.4 of Intelsat, Ltd.’s Quarterly Report on Form 10-Q for the period ended June 30, 2005, File No. 000-50262, filed on August 11, 2005).

10.18	Amendment and Acknowledgement, dated June 20, 2005, to Employment Agreement, dated as of January 28, 2005, by and among Intelsat Holdings, Ltd., Intelsat Global Service Corporation and Tony Trujillo (incorporated by reference to Exhibit 10.5 of Intelsat, Ltd.’s Quarterly Report on Form 10-Q for the period ended June 30, 2005, File No. 000-50262, filed on August 11, 2005).

10.19	Amendment and Acknowledgement, dated June 21, 2005, to Employment Agreement, dated as of January 28, 2005, between Intelsat Holdings, Ltd. and David McGlade (incorporated by reference to Exhibit 10.6 of Intelsat, Ltd.’s Quarterly Report on Form 10-Q for the period ended June 30, 2005, File No. 000-50262, filed on August 11, 2005).

10.20	Amendment and Acknowledgement, dated June 21, 2005, to Employment Agreement, dated as of January 31, 2005, between Intelsat Holdings, Ltd., Intelsat, Ltd. and Phillip Spector (incorporated by reference to Exhibit 10.7 of Intelsat, Ltd.’s Quarterly Report on Form 10-Q for the period ended June 30, 2005, File No. 000-50262, filed on August 11, 2005).

10.21	Business Transition Services Agreement, dated as of July 15, 2003, among Intelsat (Bermuda), Ltd., Loral Space & Communications Corporation and Loral SpaceCom Corporation (incorporated by reference to Exhibit 3.17 of Intelsat, Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2004, File No. 000-50262, filed on March 15, 2005).

10.22	TT&C Transition Services Agreement, dated as of July 15, 2003, among Intelsat (Bermuda), Ltd., Loral Space & Communications Corporation and Loral SpaceCom Corporation (incorporated by reference to Exhibit 3.18 of Intelsat, Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2004, File No. 000-50262, filed on March 15, 2005).

10.23	Transaction and Monitoring Fee Agreement, dated as of January 28, 2005, by and among Zeus Merger Two Limited and the other parties names therein (incorporated by reference to Exhibit 3.20 of Intelsat, Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2004, File No. 000-50262, filed on March 15, 2005).

10.24	Subsidiary Flow Through Voting Agreement, dated as of January 28, 2005, by and between Zeus Holdings Limited and Intelsat, Ltd. (incorporated by reference to Exhibit 3.21 of Intelsat, Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2004, File No. 000-50262, filed on March 15, 2005).

10.25	Engagement Contract, dated June 27, 2005, between Intelsat, Ltd. and FTI Palladium Partners, a division of FTI Consulting, Inc. (incorporated by reference to Exhibit 10.8 of Intelsat, Ltd.’s Quarterly Report on Form 10-Q for the period ended June 30, 2005, File No. 000-50262, filed on August 11, 2005).

10.26	Intelsat Holdings, Ltd. 2005 Share Incentive Plan (incorporated by reference to Exhibit 10.1 to Intelsat Ltd.’s Current Report on Form 8-K dated May 10, 2005).

10.27	Form of Restricted Share Agreement under Intelsat Holdings, Ltd. 2005 Share Incentive Plan (incorporated by reference to Exhibit 10.2 to Intelsat Ltd.’s Current Report on Form 8-K dated May 10, 2005).

Exhibit No.	Document Description

10.28	Intelsat Holdings, Ltd. Bonus Plan (incorporated by reference to Exhibit 10.3 to Intelsat Ltd.’s Current Report on Form 8-K dated May 10, 2005).

10.29	Amendment of Employment Agreement, Separation Agreement and Release of Claims, dated as of July 20, 2005, by and among William Atkins, Intelsat Holdings, Ltd. and Intelsat, Ltd. (incorporated by reference to Exhibit 10.29 of Intelsat Subsidiary Holding Company, Ltd.’s Registration Statement on Form S-4, File No. 333-12946507, filed on November 4, 2005).

10.30	Separation Agreement and Release of Claims, dated as of January 31, 2006, by and among Kevin Mulloy, Intelsat Holdings, Ltd. and Intelsat Global Service Corporation (incorporated by reference to Exhibit 10.1 to Intelsat, Ltd.’s Current Report on Form 8-K dated February 6, 2006).

10.31	Separation Agreement and Release of Claims, dated as of February 9, 2006, by and among Ramu Potarazu, Intelsat Holdings, Ltd. and Intelsat, Ltd. (incorporated by reference to Exhibit 10.31 to Intelsat Subsidiary Holding Company, Ltd.’s Amendment No. 1 to its Registration Statement on Form S-4, File No. 333-12946507, filed on February 10, 2006).

10.32	Monitoring Fee Agreement, dated as of July 3, 2006, between Intelsat (Bermuda), Ltd. Apax Europe V GP Co. Limited and Apax Partners, L.P., Apollo Management V, L.P., MDP Global Investors Limited and Permira Advisers, LLC.*

10.33	Employment Agreement, dated as of March 16, 2006, by and among Intelsat Holdings, Ltd., Intelsat, Ltd. and Jeffrey Freimark (incorporated by reference to Exhibit 10.1 of Intelsat, Ltd.’s quarterly report on Form 10-Q for the quarter ended March 31, 2006, File No. 000-50262, filed on May 10, 2006).

10.34	Amendment and Acknowledgment, effective March 8, 2006, to Employment Agreement, dated as of January 28, 2005, between Intelsat Holdings, Ltd. and David McGlade (incorporated by reference to Exhibit 10.2 of Intelsat, Ltd.’s quarterly report on Form 10-Q for the quarter ended March 31, 2006, File No. 000-50262, filed on May 10, 2006).

10.35	Amendment and Acknowledgment, effective March 8, 2006, to Employment Agreement, dated as of January 31, 2005, between Intelsat Holdings, Ltd., Intelsat, Ltd. and Phillip Spector (incorporated by reference to Exhibit 10.3 of Intelsat, Ltd.’s quarterly report on Form 10-Q for the quarter ended March 31, 2006, File No. 000-50262, filed on May 10, 2006).

10.36	Amendment, dated January 31, 2006, to Engagement Contract, dated June 27, 2005, between Intelsat, Ltd. and FTI Palladium Partners, a division of FTI Consulting, Inc. (incorporated by reference to Exhibit 10.4 of Intelsat, Ltd.’s quarterly report on Form 10-Q for the quarter ended March 31, 2006, File No. 000-50262, filed on May 10, 2006).

10.37	Amendment and Acknowledgment, dated June 16, 2006, to Employment Agreement, dated January 28, 2005, between Intelsat Holdings, Ltd., Intelsat, Ltd. and Conny Kullman.**

10.38	Employment Agreement, dated as of July 3, 2006, by and among Intelsat Holdings, Ltd., Intelsat, Ltd. and Joseph Wright, Jr.**

10.39	Employment Agreement, dated as of May 18, 2006, between Intelsat Holdings, Ltd. and James Frownfelter.**

Exhibit No.	Document Description

10.40	Senior Bridge Loan Credit Agreement, dated as of July 3, 2006, among Intelsat (Bermuda), Ltd. and the other parties named therein (incorporated by reference to Exhibit 10.2 of Intelsat, Ltd.’s Report on Form 8-K, File No. 000-50262, filed on July 10, 2006).

10.41	Amendment Agreement, dated as of July 3, 2006, by and among Intelsat Corporation (formerly known as PanAmSat Corporation) and the other parties named therein (incorporated by reference to Exhibit 10.1 of Intelsat Holding Corporation’s Report on Form 8-K, file No. 001-32456, filed on July 10, 2006).

10.42	Credit Agreement, dated as of August 20, 2004, as amended and restated as of March 22, 2005, as further amended and restated as of July 3, 2006, among Intelsat Corporation (formerly known as PanAmSat Corporation) and the other parties named therein (incorporated by reference to Exhibit 10.2 of Intelsat Holding Corporation’s Report on Form 8-K, file No. 001-32456, filed on July 10, 2006).

12.1	Statement of computation of earnings to fixed charges.*

21.1	List of subsidiaries.**

23.1	Consent of Appleby Spurling Hunter (included in Exhibits 5.1 and 8.1).

23.2	Consent of Milbank, Tweed, Hadley & McCloy LLP (included in Exhibits 5.2 and 8.2).

23.3	Consent of KPMG LLP.*

23.4	Consent of Deloitte & Touche LLP.*

24.1	Powers of Attorney (included on signature pages).

25.1	Form T-1 Statement of Eligibility of Wells Fargo Bank, National Association.*

99.1	Form of Letter of Transmittal.*

99.2	Form of Notice of Guaranteed Delivery.*

99.3	Form of Letter to Registered Holders.*

99.4	Form of Letter to the Depository Trust Company Participants.*

99.5	Form of Letter to Clients.*

99.6	Form of Instruction to Registered Holder from Beneficial Owner.*

*	Filed herewith.
**	To be filed by amendment.
(1)	Portions of this exhibit have been omitted pursuant to an order of the Securities and Exchange Commission granting confidential treatment with respect thereto.

(b) Financial Statement Schedules

Schedule II “Valuation and Qualifying Accounts” is filed herewith on page F-52.

Item 22. Undertakings.

(a) The undersigned registrants hereby undertake:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c) The undersigned registrants hereby undertake to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the undersigned co-registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Washington, District of Columbia, on July 31, 2006.

Intelsat Intermediate Holding Company, Ltd.

By:	/S/ CONNY KULMAN
Name:	Conny Kulman
Title:	Chief Executive Officer and Chairman

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Elizabeth Scheid and Phillip Spector, and each of them, his or her attorneys-in-fact, each with full power of substitution for him or her in any and all capacities, to sign any amendments to this Registration Statement, including any and all pre-effective and post-effective amendments and to file such amendments thereto, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/S/ CONNY KULMAN Conny Kulman	Chief Executive Officer, Chairman and Director (Principal Executive Officer)	July 31, 2006

/S/ ELIZABETH SCHEID Elizabeth Scheid	Director	July 31, 2006

/S/ PHILLIP SPECTOR Phillip Spector	Director	July 31, 2006

/S/ PHILLIP SPECTOR Phillip Spector	Authorized Representative in the United States	July 31, 2006

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the undersigned co-registrant has duly caused this amended registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Washington, District of Columbia, on July 31, 2006 .

INTELSAT, LTD.

By:	/s/ DAVID MCGLADE
Name:	David McGlade
Title:	Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Jeffrey P. Freimark, Phillip Spector and Anita Beier, and each of them, his attorneys-in-fact, each with full power of substitution for him or her in any and all capacities, to sign any amendments to this Registration Statement, including any and all pre-effective and post-effective amendments and to file such amendments thereto, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/S/ DAVID MCGLADE David McGlade	Chief Executive Officer and Director (Principal Executive Officer)	July 31, 2006

/S/ JEFFREY P. FREIMARK Jeffrey P. Freimark	Chief Financial Officer (Principal Financial Officer)	July 31, 2006

/S/ ANITA BEIER Anita Beier	Senior Vice President and Controller (Principal Accounting Officer)	July 31, 2006

/S/ CONNY KULLMAN Conny Kullman	Director	July 31, 2006

/S/ ANDREW AFRICK Andrew Africk	Director	July 31, 2006

/S/ DOUGLAS GRISSOM Douglas Grissom	Director	July 31, 2006

/S/ RICHARD HAIGHT Richard Haight	Director	July 31, 2006

/s/ JAMES PERRY, JR. James Perry, Jr.	Director	July 31, 2006

Signature	Title	Date

/S/ ALAN PEYRAT Alan Peyrat	Director	July 31, 2006

/S/ ANDREW SILLITOE Andrew Sillitoe	Director	July 31, 2006

/S/ AARON STONE Aaron Stone	Director	July 31, 2006

/S/ NICOLA VOLPI Nicola Volpi	Director	July 31, 2006

/S/ JOSEPH WRIGHT Joseph Wright	Director	July 31, 2006

/S/ ANITA BEIER Anita Beier	Authorized Representative in the United States	July 31, 2006

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the undersigned co-registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Washington, District of Columbia, on July 31, 2006.

INTELSAT (BERMUDA), LTD.

By:	/S/ CONNY KULLMAN
Name:	Conny Kullman
Title:	Chief Executive Officer and Chairman

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Elizabeth Scheid and Phillip Spector, and each of them, his or her attorneys-in-fact, each with full power of substitution for him or her in any and all capacities, to sign any amendments to this Registration Statement, including any and all pre-effective and post-effective amendments and to file such amendments thereto, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/S/ CONNY KULLMAN Conny Kullman	Chief Executive Officer, Chairman and Director (Principal Executive Officer)	July 31, 2006

/S/ ELIZABETH SCHEID Elizabeth Scheid	Director	July 31, 2006

/S/ PHILLIP SPECTOR Phillip Spector	Director	July 31, 2006

/S/ PHILLIP SPECTOR Phillip Spector	Authorized Representative in the United States	July 31, 2006

Exhibit Index

Exhibit No.	Document Description

2.1	Transaction Agreement and Plan of Amalgamation, dated as of August 16, 2004, by and among Intelsat, Ltd., Intelsat (Bermuda), Ltd., Intelsat Holdings, Ltd. (formerly Zeus Holdings Limited), Zeus Merger One Limited and Zeus Merger Two Limited (incorporated by reference to Exhibit 99.1 of Intelsat, Ltd.’s Report on Form 8-K, File No. 000-50262, filed on February 4, 2005).

2.2	Merger Agreement, dated as of August 28, 2005, by and among Intelsat (Bermuda), Ltd., Proton Acquisition Corporation and PanAmSat Holding Corporation (incorporated by reference to Exhibit 2.1 of Intelsat, Ltd.’s Report on Form 8-K, File No. 000-50262, filed on August 30, 2005).

2.3	Asset Purchase Agreement, dated as of July 15, 2003, among Intelsat, Ltd., Intelsat (Bermuda), Ltd., Loral Space & Communications Corporation, Loral SpaceCom Corporation and Loral Satellite, Inc., as amended (incorporated by reference to Exhibit 1 of Intelsat, Ltd.’s Quarterly Report on Form 6-K for the period ended June 30, 2003, File No. 000-50262, filed on August 14, 2003 and Exhibits 1, 2 and 3 of Intelsat, Ltd.’s Quarterly Report on Form 6-K for the period ended September 30, 2003, File No. 000-50262, filed on October 29, 2003).

2.4	Amendment No. 4, dated as of March 5, 2004, to Asset Purchase Agreement among Intelsat, Ltd., Intelsat (Bermuda), Ltd., and Loral Space & Communications Corporation, Loral SpaceCom Corporation and Loral Satellite, Inc. (incorporated by reference to Exhibit 4.35 of Intelsat, Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2003, File No. 000-50262, filed on March 15, 2004). (1)

3.1	Certificate of Incorporation of Intelsat (Bermuda), Ltd., as amended (incorporated by reference to Exhibit 3.7 of Intelsat Subsidiary Holding Company, Ltd.’s Registration Statement on Form S-4, File No. 333-12946507, filed on November 4, 2005) .

3.2	Memorandum of Association of Intelsat (Bermuda), Ltd. (incorporated by reference to Exhibit 3.8 of Intelsat Subsidiary Holding Company, Ltd.’s Registration Statement on Form S-4, File No. 333-12946507, filed on November 4, 2005).

3.3	Bye-laws of Intelsat (Bermuda), Ltd. (incorporated by reference to Exhibit 3.9 of Intelsat Subsidiary Holding Company, Ltd.’s Registration Statement on Form S-4, File No. 333-12946507, filed on November 4, 2005).

3.4	Certificate of Incorporation of Intelsat, Ltd. (incorporated by reference to Exhibit 3.1 of Intelsat, Ltd.’s Registration Statement on Form F-4, File No. 333-99189, filed on September 5, 2002).

3.5	Memorandum of Association of Intelsat, Ltd. (incorporated by reference to Exhibit 1.2 of Intelsat, Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2004, File No. 000-50262, filed on March 15, 2005).

3.6	Amended and Restated Bye-laws of Intelsat, Ltd. (incorporated by reference to Exhibit 3.1 of Intelsat, Ltd.’s Report on Form 8-K, File No. 000-50262, filed on March 7, 2005).

3.7	Certificate of Incorporation of Intelsat Intermediate Holding Company, Ltd.*

3.8	Memorandum of Association of Intelsat Intermediate Holding Company, Ltd.*

3.9	Bye-laws of Intelsat Intermediate Holding Company, Ltd.*

4.1	Indenture, dated as of February 11, 2005, by and among Zeus Special Subsidiary Limited, Intelsat, Ltd. and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 2.11 of Intelsat, Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2004, File No. 000-50262, filed on March 15, 2005).

Exhibit No.	Document Description

4.2	Form of Original 9 1/4% Senior Discount Notes due 2015 (included in Exhibit 4.1).

4.3	Form of 9 1/4% Senior Discount Notes due 2015 (included in Exhibit 4.1)

4.4	Supplemental Indenture, dated as of March 3, 2005, by and among Intelsat (Bermuda), Ltd., Intelsat, Ltd. and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 2.12 of Intelsat, Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2004, File No. 000-50262, filed on March 15, 2005).

4.5	Second Suppplemental Indenture, dated as of July 3, 2006, by and among Intelsat (Bermuda), Ltd., Intelsat Intermediate Holding Company, Ltd., Intelsat Ltd. and Wells Fargo Bank, National Association.*

4.6	Third Suppplemental Indenture, dated as of July 3, 2006, by and among Intelsat (Bermuda), Ltd., Intelsat Intermediate Holding Company, Ltd., and Wells Fargo Bank, National Association.*

4.7	Registration Rights Agreement, dated as of February 11, 2005, among Zeus Special Subsidiary Limited, Intelsat, Ltd. and Deutsche Bank Securities Inc. (incorporated by reference to Exhibit 2.13 of Intelsat, Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2004, File No. 000-50262, filed on March 15, 2005).

4.8	Form of Exchange Agent Agreement by and among Intelsat Intermediate Holding Company, Ltd., Intelsat, Ltd. and Wells Fargo Bank, National Association.*

4.9	Indenture, dated as of January 28, 2005, by and among Zeus Merger Two Limited, as Issuer, Zeus Merger One Limited, as Parent Guarantor, and Wells Fargo, as Trustee (incorporated by reference to Exhibit 4.1 of Intelsat Ltd.’s Report on Form 8-K, File No. 000-50262, filed on February 4, 2005).

4.10	Form of Original Floating Rate Senior Notes due 2012 (included in Exhibit 4.9).

4.11	Form of Original 8 1/4% Senior Notes due 2013 (included in Exhibit 4.9).

4.12	Form of Original 8 5/8% Senior Notes due 2015 (included in Exhibit 4.9).

4.13	Form of Floating Rate Senior Notes due 2012 (included in Exhibit 4.9).

4.14	Form of 8 1/4% Senior Notes due 2013 (included in Exhibit 4.9).

4.15	Form of 8 5/8% Senior Notes due 2015 (included in Exhibit 4.9).

4.16	Supplemental Indenture, dated as of January 28, 2005, by and among Intelsat Holdings LLC, Intelsat LLC, Intelsat Global Sales & Marketing Ltd., Intelsat USA Sales Corp., Intelsat USA License Corp., Intelsat Global Service Corporation and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 2.6 of Intelsat, Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2004, File No. 000-50262, filed on March 15, 2005).

4.17	Second Supplemental Indenture, dated as of March 3, 2005, by and among Intelsat Subsidiary Holding Company, Ltd., Intelsat (Bermuda), Ltd., Intelsat, Ltd., Intelsat Holdings LLC, Intelsat LLC, Intelsat Global Sales & Marketing Ltd., Intelsat USA Sales Corp., Intelsat USA License Corp., Intelsat Global Service Corporation and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 2.7 of Intelsat, Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2004, File No. 000-50262 filed on March 15, 2005).

4.18	Third Supplemental Indenture, dated as of March 3, 2005, by and among Intelsat (Bermuda), Ltd., Intelsat Subsidiary Holding Company, Ltd. and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 2.8 of Intelsat, Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2004, File No. 000-50262, filed on March 15, 2005).

Exhibit No.	Document Description

4.19	Fourth Supplemental Indenture, dated as of December 28, 2005, by and among Intelsat UK Financial Services Ltd., Intelsat Subsidiary Holding Company, Ltd. and Wells Fargo, National Association (incorporated by reference to Exhibit 4.21 of Intelsat Subsidiary Holding Company, Ltd.’s Amendment No. 1 to its Registration Statement on Form S-4, File No. 333-12946507, filed on February 10, 2006).

4.20	Fifth Supplemental Indenture, dated as of July 3, 2006, by and among Intelsat (Bermuda), Ltd., Intelsat Intermediate Holding Company, Ltd., Intelsat Subsidiary Holding Company, Ltd. and Wells Fargo Bank, National Association.*

4.21	Registration Rights Agreement, dated as of January 28, 2005, by and among Zeus Merger One Limited, Zeus Merger Two Limited and the other parties named therein (incorporated by reference to Exhibit 4.2 of Intelsat’s Report on Form 8-K, File No. 000-50262, filed on February 4, 2005).

4.22	Form of Exchange Agent Agreement by and between Intelsat Subsidiary Holding Company, Ltd. and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 4.12 of Intelsat Subsidiary Holding Company, Ltd.’s Registration Statement on Form S-4, File No. 333-12946507, filed on November 4, 2005) .

4.23	Indenture, dated as of April 1, 2002, between Intelsat, Ltd. and The Bank of New York, as Trustee (incorporated by reference to Exhibit 4.1 of the Registration Statement on Form F-4, File No. 333-99189, filed on September 5, 2002).

4.24	Officers’ Certificate dated April 15, 2002 relating to Intelsat, Ltd.’s 7 5/8% Senior Notes due 2012 (incorporated by reference to Exhibit 4.2 of the Registration Statement on Form F-4, File No. 333-99189, filed on September 5, 2002).

4.25	Form of 7 5/8% Senior Notes due 2012 (incorporated by reference to Exhibit 4.4 of the Registration Statement on Form F-4, File No. 333-99189, filed on September 5, 2002).

4.26	Officers’ Certificate dated November 7, 2003 relating to Intelsat, Ltd.’s 5 1/4% Senior Notes due 2008 and its 6 1/2% Senior Notes due 2013, including the forms of Notes (incorporated by reference to Exhibit 4.2 of the Registration Statement on Form F-4, File No. 333-110671, filed on November 21, 2003).

4.27	Indenture, dated as of July 3, 2006, by and among Intelsat (Bermuda), Ltd., Intelsat, Ltd. and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 4.1 to Intelsat, Ltd.’s Report on Form 8-K, File No. 000-50262, filed on July 10, 2006).

4.28	Form of Original Floating Rate Senior Notes due 2013 (included in Exhibit 4.27).

4.29	Form of Original 11 1/4% Senior Notes due 2016 (included in Exhibit 4.27).

4.30	Form of Floating Rate Senior Notes due 2013 (included in Exhibit 4.27).

4.31	Form of 11 1/4% Senior Notes due 2016 (included in Exhibit 4.27).

4.32	Registration Rights Agreement, dated as of July 3, 2006, among Intelsat (Bermuda), Ltd., Intelsat, Ltd., Deutsche Bank Securities Inc., Lehman Brothers Inc., Credit Suisse Securities (USA) LLC and Citigroup Global Markets Inc. (incorporated by reference to Exhibit 4.3 to Intelsat, Ltd.’s Report on Form 8-K, File No. 000-50262, filed on July 10, 2006).

4.33	Indenture, dated as of July 3, 2006, by and among Intelsat (Bermuda), Ltd., Intelsat, Ltd., the Subsidiary Guarantors named therein and Wells Fargo Bank, National Association (included by reference to Exhibit 4.2 to Intelsat, Ltd.’s Report on Form 8-K, File No. 000-50262, filed on July 10, 2006).

4.34	Form of Original 9 1/4% Senior Notes due 2016 (included in Exhibit 4.33).

Exhibit No.	Document Description

4.35	Form of 9 1/4% Senior Notes due 2016 (included in Exhibit 4.33).

4.36	Registration Rights Agreement, dated as of July 3, 2006, among Intelsat (Bermuda), Ltd., Intelsat, Ltd. the Subsidiary Guarantors named therein and Deutsche Bank Securities Inc., Lehman Brothers Inc., Credit Suisse Securities (USA) LLC, and Citigroup Global Markets Inc. (incorporated by reference to Exhibit 4.4 to Intelsat, Ltd.’s Report on Form 8-K, file No. 000-50262, filed on July 10, 2006).

4.37	Indenture, dated as of July 3, 2006, by and among Intelsat Corporation (formerly known as PanAmSat Corporation), the Subsidiary Guarantors named therein and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 4.1 of Intelsat Holding Corporation’s Report on Form 8-K, file No. 001-32456, filed on July 10, 2006).

4.38	Form of Original 9% Senior Notes due 2016 (included in Exhibit 4.).

4.39	Form of 9% Senior Notes due 2016 (included in Exhibit 4.).

4.40	Registration Rights Agreement, dated as of July 3, 2006, by and among Intelsat Corporation (formerly known as PanAmSat Corporation), the Subsidiary Guarantors and Deutsche Bank Securities Inc., Lehman Brothers Inc., Credit Suisse Securities (USA) LLC, Citigroup Global Markets Inc., and Merrill Lynch, Pierce, Fenner & Smith Incorporated (incorporated by reference to Exhibit 4.2 of Intelsat Holding Corporation’s Report on Form 8-K, File No. 001-32456, filed on July 10, 2006).

4.41	Indenture, dated August 20, 2004, among Intelsat Corporation (formerly known as PanAmSat Corporation), the Guarantors named therein and The Bank of New York, as trustee (incorporated by reference to Exhibit 4.1 of Intelsat Corporation’s quarterly report on Form 10-Q for the quarter ended September 30, 2004, File No. 000-22531, filed on November 15, 2004).

5.1	Opinion of Appleby Spurling Hunter as to the validity of the securities being registered.*

5.2	Opinion of Milbank, Tweed, Hadley & McCloy LLP as to the validity of the securities being registered.*

8.1	Opinion of Appleby Spurling Hunter as to certain Bermuda tax matters.*

8.2	Opinion of Milbank, Tweed, Hadley & McCloy LLP as to certain U.S. tax matters.*

9.1	Voting Agreement, dated as of August 28, 2005, by and among Intelsat (Bermuda), Ltd., Proton Acquisition Corporation, PanAmSat Holding Corporation and the stockholders of PanAmSat Holding Corporation named therein (incorporated by reference to Exhibit 99.1 of Intelsat Ltd.’s Report on Form 8-K, File No. 000-50262, filed on August 30, 2005).

10.1	Credit Agreement dated as of July 3, 2006 among Intelsat Subsidiary Holding Company, Ltd., Intelsat Intermediate Holding Company, Ltd. and the other parties named therein (incorporated by reference to Exhibit 10.1 of Intelsat, Ltd.’s Report on Form 8-K, File No. 000-50262, filed on July 10, 2006).

10.2	Commitment Letter, dated as of August 28, 2005, by and among Intelsat (Bermuda), Ltd., Deutsche Bank AG Cayman Islands Branch, Deutsche Bank Securities Inc., Citigroup Global Markets Inc., Credit Suisse First Boston, Cayman Islands Branch, Lehman Commercial Paper Inc., and Lehman Brothers Inc. (incorporated by reference to Exhibit 10.1 of Intelsat, Ltd.’s Report on Form 8-K, File No. 000-50262, filed on August 30, 2005).

Exhibit No.	Document Description

10.3	Headquarters Land Lease, dated as of June 8, 1982, between the International Telecommunications Satellite Organization and the U.S. Government, as amended (incorporated by reference to Exhibit 10.16 of the Registration Statement on Form F-4, File No. 333-99189, filed on September 5, 2002).

10.4	Employment Agreement, dated as of January 28, 2005, by and among Intelsat Holdings, Ltd., Intelsat (Bermuda), Ltd. and Conny Kullman (incorporated by reference to Exhibit 10.2 of Intelsat, Ltd.’s Report on Form 8-K, File No. 000-50262, filed on February 4, 2005).

10.5	Employment Agreement, dated as of January 28, 2005, by and among Intelsat Holdings, Ltd., Intelsat, Ltd. and William Atkins (incorporated by reference to Exhibit 10.3 of Intelsat, Ltd.’s Report on Form 8-K, File No. 000-50262, filed on February 4, 2005).

10.6	Employment Agreement, dated as of January 28, 2005, by and among Intelsat Holdings, Ltd., Intelsat, Ltd. and Ramu Potarazu (incorporated by reference to Exhibit 10.4 of Intelsat, Ltd.’s report on Form 8-K, File No. 000-50262, filed on February 4, 2005).

10.7	Employment Agreement, dated as of January 28, 2005, by and among Intelsat Holdings, Ltd., Intelsat Global Service Corporation and Kevin Mulloy (incorporated by reference to Exhibit 10.5 of Intelsat, Ltd.’s Report on Form 8-K, File No. 000-50262, filed on February 4, 2005).

10.8	Employment Agreement, dated as of January 28, 2005, by and among Intelsat Holdings, Ltd., Intelsat Global Service Corporation and Tony Trujillo (incorporated by reference to Exhibit 10.6 of Intelsat, Ltd.’s Report on Form 8-K, File No. 000-50262, filed on February 4, 2005).

10.9	Employment Agreement, dated as of January 28, 2005, by and among Intelsat Holdings, Ltd., Intelsat Global Service Corporation and David Meltzer (incorporated by reference to Exhibit 10.7 of Intelsat, Ltd.’s Report on Form 8-K, File No. 000-50262, filed on February 4, 2005).

10.10	Employment Agreement, dated as of January 28, 2005, between Intelsat Holdings, Ltd. and David McGlade (incorporated by reference to Exhibit 3.13 of Intelsat, Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2004, File No. 000-50262, filed on March 15, 2005).

10.11	Letter Agreement, dated as of December 22, 2004, between Zeus Holdings Limited and David McGlade (incorporated by reference to Exhibit 3.14 of Intelsat, Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2004, File No. 000-50262, filed on March 15, 2005).

10.12	Letter Agreement, dated as of February 25, 2005, between Zeus Holdings Limited and David McGlade (incorporated by reference to Exhibit 3.15 of Intelsat, Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2004, File No. 000-50262, filed on March 15, 2005).

10.13	Employment Agreement, dated as of January 31, 2005, between Intelsat Holdings, Ltd., Intelsat, Ltd. and Phillip Spector (incorporated by reference to Exhibit 10.8 of Intelsat, Ltd.’s Report on Form 8-K, File No. 000-50262, filed on February 4, 2005).

10.14	Amendment and Acknowledgement, dated June 21, 2005, to Employment Agreement, dated as of January 28, 2005, by and among Intelsat Holdings, Ltd., Intelsat (Bermuda), Ltd. and Conny Kullman (incorporated by reference to Exhibit 10.1 of Intelsat, Ltd.’s Quarterly Report on Form 10-Q for the period ended June 30, 2005, File No. 000-50262, filed on August 11, 2005).

Exhibit No.	Document Description

10.15	Amendment and Acknowledgement, dated June 21, 2005, to Employment Agreement, dated as of January 28, 2005, by and among Intelsat Holdings, Ltd., Intelsat, Ltd. and William Atkins (incorporated by reference to Exhibit 10.2 of Intelsat, Ltd.’s Quarterly Report on Form 10-Q for the period ended June 30, 2005, File No. 000-50262, filed on August 11, 2005).

10.16	Amendment and Acknowledgement, dated June 21, 2005, to Employment Agreement, dated as of January 28, 2005, by and among Intelsat Holdings, Ltd., Intelsat, Ltd. and Ramu Potarazu (incorporated by reference to Exhibit 10.3 of Intelsat, Ltd.’s Quarterly Report on Form 10-Q for the period ended June 30, 2005, File No. 000-50262, filed on August 11, 2005).

10.17	Amendment and Acknowledgement, dated June 21, 2005, to Employment Agreement, dated as of January 28, 2005, by and among Intelsat Holdings, Ltd., Intelsat Global Service Corporation and Kevin Mulloy (incorporated by reference to Exhibit 10.4 of Intelsat, Ltd.’s Quarterly Report on Form 10-Q for the period ended June 30, 2005, File No. 000-50262, filed on August 11, 2005).

10.18	Amendment and Acknowledgement, dated June 20, 2005, to Employment Agreement, dated as of January 28, 2005, by and among Intelsat Holdings, Ltd., Intelsat Global Service Corporation and Tony Trujillo (incorporated by reference to Exhibit 10.5 of Intelsat, Ltd.’s Quarterly Report on Form 10-Q for the period ended June 30, 2005, File No. 000-50262, filed on August 11, 2005).

10.19	Amendment and Acknowledgement, dated June 21, 2005, to Employment Agreement, dated as of January 28, 2005, between Intelsat Holdings, Ltd. and David McGlade (incorporated by reference to Exhibit 10.6 of Intelsat, Ltd.’s Quarterly Report on Form 10-Q for the period ended June 30, 2005, File No. 000-50262, filed on August 11, 2005).

10.20	Amendment and Acknowledgement, dated June 21, 2005, to Employment Agreement, dated as of January 31, 2005, between Intelsat Holdings, Ltd., Intelsat, Ltd. and Phillip Spector (incorporated by reference to Exhibit 10.7 of Intelsat, Ltd.’s Quarterly Report on Form 10-Q for the period ended June 30, 2005, File No. 000-50262, filed on August 11, 2005).

10.21	Business Transition Services Agreement, dated as of July 15, 2003, among Intelsat (Bermuda), Ltd., Loral Space & Communications Corporation and Loral SpaceCom Corporation (incorporated by reference to Exhibit 3.17 of Intelsat, Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2004, File No. 000-50262, filed on March 15, 2005).

10.22	TT&C Transition Services Agreement, dated as of July 15, 2003, among Intelsat (Bermuda), Ltd., Loral Space & Communications Corporation and Loral SpaceCom Corporation (incorporated by reference to Exhibit 3.18 of Intelsat, Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2004, File No. 000-50262, filed on March 15, 2005).

10.23	Transaction and Monitoring Fee Agreement, dated as of January 28, 2005, by and among Zeus Merger Two Limited and the other parties names therein (incorporated by reference to Exhibit 3.20 of Intelsat, Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2004, File No. 000-50262, filed on March 15, 2005).

10.24	Subsidiary Flow Through Voting Agreement, dated as of January 28, 2005, by and between Zeus Holdings Limited and Intelsat, Ltd. (incorporated by reference to Exhibit 3.21 of Intelsat, Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2004, File No. 000-50262, filed on March 15, 2005).

Exhibit No.	Document Description

10.25	Engagement Contract, dated June 27, 2005, between Intelsat, Ltd. and FTI Palladium Partners, a division of FTI Consulting, Inc. (incorporated by reference to Exhibit 10.8 of Intelsat, Ltd.’s Quarterly Report on Form 10-Q for the period ended June 30, 2005, File No. 000-50262, filed on August 11, 2005).

10.26	Intelsat Holdings, Ltd. 2005 Share Incentive Plan (incorporated by reference to Exhibit 10.1 to Intelsat Ltd.’s Current Report on Form 8-K dated May 10, 2005).

10.27	Form of Restricted Share Agreement under Intelsat Holdings, Ltd. 2005 Share Incentive Plan (incorporated by reference to Exhibit 10.2 to Intelsat Ltd.’s Current Report on Form 8-K dated May 10, 2005).

10.28	Intelsat Holdings, Ltd. Bonus Plan (incorporated by reference to Exhibit 10.3 to Intelsat Ltd.’s Current Report on Form 8-K dated May 10, 2005).

10.29	Amendment of Employment Agreement, Separation Agreement and Release of Claims, dated as of July 20, 2005, by and among William Atkins, Intelsat Holdings, Ltd. and Intelsat, Ltd. (incorporated by reference to Exhibit 10.29 of Intelsat Subsidiary Holding Company, Ltd.’s Registration Statement on Form S-4, File No. 333-12946507, filed on November 4, 2005).

10.30	Separation Agreement and Release of Claims, dated as of January 31, 2006, by and among Kevin Mulloy, Intelsat Holdings, Ltd. and Intelsat Global Service Corporation (incorporated by reference to Exhibit 10.1 to Intelsat, Ltd.’s Current Report on Form 8-K dated February 6, 2006).

10.31	Separation Agreement and Release of Claims, dated as of February 9, 2006, by and among Ramu Potarazu, Intelsat Holdings, Ltd. and Intelsat, Ltd. (incorporated by reference to Exhibit 10.31 to Intelsat Subsidiary Holding Company, Ltd.’s Amendment No. 1 to its Registration Statement on Form S-4, File No. 333-12946507, filed on February 10, 2006).

10.32	Monitoring Fee Agreement, dated as of July 3, 2006, between Intelsat (Bermuda), Ltd. Apax Europe V GP Co. Limited and Apax Partners, L.P., Apollo Management V, L.P., MDP Global Investors Limited and Permira Advisers, LLC.*

10.33	Employment Agreement, dated as of March 16, 2006, by and among Intelsat Holdings, Ltd., Intelsat, Ltd. and Jeffrey Freimark (incorporated by reference to Exhibit 10.1 of Intelsat, Ltd.’s quarterly report on Form 10-Q for the quarter ended March 31, 2006, File No. 000-50262, filed on May 10, 2006).

10.34	Amendment and Acknowledgment, effective March 8, 2006, to Employment Agreement, dated as of January 28, 2005, between Intelsat Holdings, Ltd. and David McGlade (incorporated by reference to Exhibit 10.2 of Intelsat, Ltd.’s quarterly report on Form 10-Q for the quarter ended March 31, 2006, File No. 000-50262, filed on May 10, 2006).

10.35	Amendment and Acknowledgment, effective March 8, 2006, to Employment Agreement, dated as of January 31, 2005, between Intelsat Holdings, Ltd., Intelsat, Ltd. and Phillip Spector (incorporated by reference to Exhibit 10.3 of Intelsat, Ltd.’s quarterly report on Form 10-Q for the quarter ended March 31, 2006, File No. 000-50262, filed on May 10, 2006).

10.36	Amendment, dated January 31, 2006, to Engagement Contract, dated June 27, 2005, between Intelsat, Ltd. and FTI Palladium Partners, a division of FTI Consulting, Inc. (incorporated by reference to Exhibit 10.4 of Intelsat, Ltd.’s quarterly report on Form 10-Q for the quarter ended March 31, 2006, File No. 000-50262, filed on May 10, 2006).

Exhibit No.	Document Description

10.37	Amendment and Acknowledgment, dated June 16, 2006, to Employment Agreement, dated January 28, 2005, between Intelsat Holdings, Ltd., Intelsat, Ltd. and Conny Kullman.**

10.38	Employment Agreement, dated as of July 3, 2006, by and among Intelsat Holdings, Ltd., Intelsat, Ltd. and Joseph Wright, Jr.**

10.39	Employment Agreement, dated as of May 18, 2006, between Intelsat Holdings, Ltd. and James Frownfelter.**

10.40	Senior Bridge Loan Credit Agreement, dated as of July 3, 2006, among Intelsat (Bermuda), Ltd. and the other parties named therein (incorporated by reference to Exhibit 10.2 of Intelsat, Ltd.’s Report on Form 8-K, File No. 000-50262, filed on July 10, 2006).

10.41	Amendment Agreement, dated as of July 3, 2006, by and among Intelsat Corporation (formerly known as PanAmSat Corporation) and the other parties named therein (incorporated by reference to Exhibit 10.1 of Intelsat Holding Corporation’s Report on Form 8-K, file No. 001-32456, filed on July 10, 2006).

10.42	Credit Agreement, dated as of August 20, 2004, as amended and restated as of March 22, 2005, as further amended and restated as of July 3, 2006, among Intelsat Corporation (formerly known as PanAmSat Corporation) and the other parties named therein (incorporated by reference to Exhibit 10.2 of Intelsat Holding Corporation’s Report on Form 8-K, file No. 001-32456, filed on July 10, 2006).

12.1	Statement of computation of earnings to fixed charges.*

21.1	List of subsidiaries.**

23.1	Consent of Appleby Spurling Hunter (included in Exhibits 5.1 and 8.1).

23.2	Consent of Milbank, Tweed, Hadley & McCloy LLP (included in Exhibits 5.2 and 8.2).

23.3	Consent of KPMG LLP.*

23.4	Consent of Deloitte & Touche LLP.*

24.1	Powers of Attorney (included on signature pages).

25.1	Form T-1 Statement of Eligibility of Wells Fargo Bank, National Association.*

99.1	Form of Letter of Transmittal.*

99.2	Form of Notice of Guaranteed Delivery.*

99.3	Form of Letter to Registered Holders.*

99.4	Form of Letter to the Depository Trust Company Participants.*

99.5	Form of Letter to Clients.*

99.6	Form of Instruction to Registered Holder from Beneficial Owner.*

*	Filed herewith.
**	To be filed by amendment.
(1)	Portions of this exhibit have been omitted pursuant to an order of the Securities and Exchange Commission granting confidential treatment with respect thereto.